As filed with the Securities and Exchange Commission on July 29, 2019

Registration No.333-232000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RESTORATION ROBOTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	06-1681204
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

128 Baytech Drive

San Jose, CA 95134

(408) 883-6888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ryan Rhodes

President and Chief Executive Officer

Restoration Robotics, Inc.

128 Baytech Drive

San Jose, CA 95134

(408) 883-6888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Brian J. Cuneo Jason Morelli Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (415) 693-2000	Copies to: Domenic Serafino Chief Executive Officer Venus Concept Ltd. 255 Consumers Road, Suite 110 Toronto, ON M2J 1R4 Canada (877) 848-8430	Mark G. Pedretti Danielle Carbone Aron Izower Reed Smith LLP 599 Lexington Avenue New York, NY 10022 (212) 521-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Common stock, par value $0.0001 per share	261,637,146	N/A	$96,325,782	$11,675

(1)

Relates to common stock, $0.0001 par value per share, of Restoration Robotics, Inc., a Delaware corporation, or Restoration Robotics, issuable to holders of ordinary shares, New Israeli Shekels, or NIS, 0.001 nominal value per share, Series A preferred shares, NIS 0.001 nominal value per share, Series B preferred shares, NIS 0.001 nominal value per share, Series C preferred shares, NIS 0.001 nominal value per share, Series C-1 preferred shares, NIS 0.001 nominal value per share, Series D preferred shares, NIS 0.001 nominal value per share, options to acquire ordinary shares and warrants to purchase ordinary shares and preferred shares of Venus Concept Ltd., a company organized under the laws of Israel, or Venus Concept, in the proposed merger of Radiant Merger Sub Ltd., a company organized under the laws of Israel and a direct, wholly-owned subsidiary of Restoration Robotics, with and into Venus Concept. The amount of Restoration Robotics common stock to be registered is based on the estimated number of shares of Restoration Robotics common stock that are expected to be issued pursuant to the merger, without taking into account the effect of a reverse stock split of Restoration Robotics common stock, assuming a pre-split exchange ratio of 8.6506 shares of Restoration Robotics common stock for each outstanding ordinary share of Venus Concept and preferred share of Venus Concept and for each option to purchase Venus Concept ordinary shares and each warrant to purchase Venus Concept ordinary shares and Venus Concept preferred shares.

(2)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) of the Securities Act of 1933, as amended, or the Securities Act, based upon the estimated book value of the Venus Concept securities to be exchanged in the merger, as of immediately prior to the merger. Venus Concept is a private company and no public market exists for its securities.

(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $121.20 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 29, 2019

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Restoration Robotics, Inc. and Venus Concept Ltd.,

Restoration Robotics, Inc., a Delaware corporation, or Restoration Robotics, and Venus Concept Ltd., a company organized under the laws of Israel, or Venus Concept, entered into an Agreement and Plan of Merger and Reorganization on March 15, 2019, or the Merger Agreement, pursuant to which a direct, wholly-owned subsidiary of Restoration Robotics, Radiant Merger Sub Ltd., or Merger Sub, will merge with and into Venus Concept, with Venus Concept surviving as a wholly-owned subsidiary of Restoration Robotics, which transaction is referred to herein as the merger. Restoration Robotics and Venus Concept believe that the combination of the companies will result in the opportunity to become a leading player in minimally invasive hair restoration with a diversified product portfolio in the global minimally invasive and non-invasive medical aesthetic market with technologies designed to address hair restoration, hair removal, skin rejuvenation, wrinkle reduction, cellulite reduction and body contouring. Restoration Robotics following the merger is referred to in this proxy statement/prospectus as the combined company.

At the effective time of the merger, each ordinary share of Venus Concept and each preferred share of Venus Concept will be converted into the right to receive 8.6506 shares of Restoration Robotics common stock, prior to giving effect to the reverse stock split to be effected in connection with the merger, and each outstanding and unexercised option or warrant to purchase ordinary or preferred shares of Venus Concept will be assumed by Restoration Robotics and will be converted into an option or warrant to purchase shares of Restoration Robotics common stock, with necessary adjustments to reflect the exchange ratio. There will be no adjustment to the total number of shares of Restoration Robotics common stock that Venus Concept shareholders will be entitled to receive in the merger for changes in the market price of Restoration Robotics common stock. Accordingly, the market value of the shares of Restoration Robotics common stock issued pursuant to the merger will depend on the market value of the shares of Restoration Robotics common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus.

Each share of Restoration Robotics common stock, option to purchase Restoration Robotics common stock and share of Restoration Robotics common stock subject to a restricted stock award that is issued and outstanding at the effective time of the merger will remain issued and outstanding and such shares, subject to the reverse stock split to be effected in connection with the merger, will be unaffected by the merger. Immediately after the merger, current Restoration Robotics stockholders will own approximately 15% of the fully-diluted common stock of the combined company and current Venus Concept shareholders will own approximately 85% of the fully-diluted common stock of the combined company, without giving effect to the shares issued in the equity commitment letter financing or upon conversion of the Restoration Robotics’ convertible notes or the Venus Concept convertible notes.

Shares of Restoration Robotics common stock are currently listed on the Nasdaq Global Market under the symbol “HAIR”. Restoration Robotics intends to file an initial listing application in the near term for the combined company with the Nasdaq Global Market. After completion of the merger, Restoration Robotics will be renamed “Venus Concept Inc.” and it is expected that the common stock of the combined company will trade on the Nasdaq Global Market under the symbol “VERO.” On July 26, 2019, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of Restoration Robotics common stock was $0.702 per share.

Restoration Robotics is holding its 2019 annual meeting of stockholders, or the Restoration Robotics annual meeting, on            , 2019, at              a.m. Pacific Time, unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the merger and related matters.

After careful consideration, each of the Restoration Robotics and Venus Concept boards of directors have approved the Merger Agreement and have determined that it is advisable to consummate the merger. Restoration Robotics’ board of directors has approved the proposals described in this proxy statement/prospectus and recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

More information about Restoration Robotics, Venus Concept, the Merger Agreement and the transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus. Restoration Robotics urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 28 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

Restoration Robotics and Venus Concept are excited about the opportunities the merger brings to both Restoration Robotics’ and Venus Concept’s shareholders and thank you for your consideration and continued support.

Sincerely,

Ryan Rhodes President and Chief Executive Officer Restoration Robotics, Inc.	Domenic Serafino Chief Executive Officer Venus Concept Ltd.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated             , 2019 and is first being mailed to Restoration Robotics stockholders on or about             , 2019.

RESTORATION ROBOTICS, INC.

128 BAYTECH DRIVE

SAN JOSE, CALIFORNIA 95134

(408) 883-6888

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the stockholders of Restoration Robotics, Inc.:

NOTICE IS HEREBY GIVEN that the 2019 annual meeting of stockholders, or the Restoration Robotics annual meeting, will be held on             , 2019, at              a.m. Pacific Time, unless postponed or adjourned to a later date. The Restoration Robotics annual meeting will be held entirely online to allow greater participation and improved communication and provide cost savings for Restoration Robotics’ stockholders and Restoration Robotics. You will be able to attend and participate in the Restoration Robotics annual meeting online by visiting www.virtualshareholdermeeting.com/HAIR2019 where you will be able to listen to the meeting live, submit questions and vote.

The Restoration Robotics annual meeting will be held for the following purposes:

1.

To approve the issuance of shares of common stock of Restoration Robotics, Inc., or Restoration Robotics, to shareholders of Venus Concept, Ltd., or Venus Concept, pursuant to the terms of the Agreement and Plan of Merger and Reorganization among Restoration Robotics, Venus Concept and Radiant Merger Sub Ltd., or Merger Sub, dated as of March 15, 2019, a copy of which is attached as Annex A, which is referred to in this Notice as the Merger Agreement;

2.

To approve (i) the issuance of shares of Restoration Robotics’ common stock in the financing as contemplated by the equity commitment letter among Restoration Robotics, Venus Concept and the investors named therein, or the equity commitment investors, a copy of which is attached as Annex B, referred to in this Notice as the equity commitment letter financing, pursuant to which Restoration Robotics will sell, and such equity commitment investors have agreed to purchase, immediately following the closing of the merger, $21.0 million of shares of common stock of Restoration Robotics and pursuant to which such investors have the option to purchase an additional $20.0 million of shares of common stock of Restoration Robotics, (ii) the issuance of shares of common stock of Restoration Robotics upon the conversion of the $5.0 million aggregate principal amount of convertible notes issued by Restoration Robotics in February 2019, referred to in this Notice as the Restoration Robotics note conversion, and (iii) the issuance of shares of common stock of Restoration Robotics upon the conversion of the $7.8 million aggregate principal amount of convertible notes issued by Venus Concept in June 2019, referred to in this Notice as the Venus Concept note conversion;

3.

To approve the amendment and restatement of the Restoration Robotics 2017 Equity Incentive Plan, or the 2017 Plan, to increase the total number of shares of Restoration Robotics common stock currently available for issuance under the 2017 Plan by 6,750,000 shares, prior to giving effect to the reverse split to be effected in connection with the merger, and certain other amendments to the 2017 Plan as more fully described herein, in the form attached as Annex C;

4.

To approve an amendment to the amended and restated certificate of incorporation of Restoration Robotics changing the Restoration Robotics corporate name to “Venus Concept Inc.” in the form attached as Annex D;

5.

To approve an amendment to the amended and restated certificate of incorporation of Restoration Robotics to effect a reverse stock split of Restoration Robotics’ issued and outstanding common stock within a range, as determined by the Restoration Robotics board of directors, of every 10 to 15 shares (or any number in between) of outstanding Restoration Robotics common stock being combined and reclassified into one share of Restoration Robotics common stock in the form attached as Annex E;

6.

To elect the Class II directors to the Restoration Robotics board of directors for a term of three (3) years (provided, however, that if the merger is completed, the board of directors will be reconstituted as provided in the Merger Agreement);

7.

To ratify the selection of Grant Thornton LLP as Restoration Robotics’ independent registered public accounting firm for the fiscal year ending December 31, 2019 (provided, however, that it is likely that the combined company may decide to engage a new independent registered public accounting firm immediately or shortly after the merger is completed);

8.

To consider and vote upon an adjournment of the Restoration Robotics annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 and 5; and

9.	To transact such other business as may properly come before the stockholders at the Restoration Robotics annual meeting or any adjournment or postponement thereof.

Record Date:	Restoration Robotics’ board of directors has fixed , 2019 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Restoration Robotics annual meeting and any adjournment or postponement thereof. Only holders of record of shares of Restoration Robotics common stock at the close of business on the record date are entitled to notice of, and to vote at, the Restoration Robotics annual meeting. At the close of business on the record date, Restoration Robotics had shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of at least a majority of the votes cast in person or by proxy at the Restoration Robotics annual meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 3, 7, 8 and 9. The affirmative vote of the holders of a majority of the outstanding shares of Restoration Robotics common stock entitled to vote at the Restoration Robotics annual meeting is required for approval of Proposal Nos. 4 and 5. With respect to Proposal No. 6, directors are elected by a plurality of the affirmative votes cast by those shares present in person or represented by proxy and entitled to vote at the Restoration Robotics annual meeting, and the nominees for director receiving the highest number of affirmative votes will be elected. Approval of each of Proposal Nos. 1, 2, 3 and 5, referred to herein collectively as the merger proposals, is a condition to the completion of the merger. Each of Proposal Nos. 1, 2 and 3 are conditioned upon the approval of each of the other merger proposals. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2, 3 and 5. However, Proposal No. 5 is not conditioned upon the approvals of Proposals Nos. 1, 2 and 3. If the merger is not completed or the stockholders do not approve Proposal No. 3, the amendment and restatement of the 2017 Plan will not become effective.

Even if you plan to attend the Restoration Robotics annual meeting, Restoration Robotics requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Restoration Robotics annual meeting if you are unable to attend. You may change or revoke your proxy at any time before it is voted at the Restoration Robotics annual meeting.

RESTORATION ROBOTICS’ BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO RESTORATION ROBOTICS AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. RESTORATION ROBOTICS’ BOARD OF DIRECTORS RECOMMENDS THAT RESTORATION ROBOTICS STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

By Order of Restoration Robotics’ Board of Directors,

Ryan Rhodes

President and Chief Executive Officer

San Jose, California

            , 2019

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Restoration Robotics that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission website (www.sec.gov) or upon your written or oral request by contacting Mark Hair, the Chief Financial Officer of Restoration Robotics, Inc., 128 Baytech Drive, San Jose, California 95134 or by calling (408) 883-6888.

To ensure timely delivery of these documents, any request should be made no later than             , 2019 to receive them before the Restoration Robotics annual meeting.

For additional details about where you can find information about Restoration Robotics, please see the section titled “Where You Can Find More Information” beginning on page 293 of this proxy statement/prospectus.

i

Page
Stock Options and Warrants	119
Effective Time of the Merger	120
Regulatory Approvals	120
U.S. Federal Income Tax Treatment of the Merger	120
Material U.S. Federal Income Tax Consequences of the Merger to United States Holders of Venus Concept Capital Stock	121
Material Israeli Income Tax Consequences of the Merger to Israeli and Non-Israeli Residents	124
Anticipated Accounting Treatment	125
Nasdaq Stock Market Listing	125
Appraisal Rights and Dissenters’ Rights	125
THE MERGER AGREEMENT	126
Structure	126
Completion and Effectiveness of the Merger	126
Merger Consideration	126
Restoration Robotics Common Stock	127
Procedures for Exchanging Venus Concept Stock Certificates	127
Fractional Shares	127
Representations and Warranties	128
Covenants; Conduct of Business Pending the Merger	131
Non-Solicitation—Restoration Robotics	134
Non-Solicitation—Venus Concept	137
Disclosure Documents	138
Israeli Law Matters	138
Meeting of the Restoration Robotics Stockholders and Meeting of Venus Concept Shareholders	139
Regulatory Approvals	139
Venus Concept Stock Options and Venus Concept Warrants	140
Indemnification and Insurance for Officers and Directors	141
Additional Agreements	141
Nasdaq Stock Market Listing	142
Tax Matters	142
Conditions to the Completion of the Merger	143
Termination of the Merger Agreement and Termination Fee	145
Amendment	147
Expenses	147
Directors and Officers of Restoration Robotics Following the Merger	147
Amendments to the Certificate of Incorporation of Restoration Robotics	147
AGREEMENTS RELATED TO THE MERGER	148
Voting Agreements	148
Lock-Up Agreements	148
Equity Commitment Letter	149
Convertible Promissory Notes	150
VENUS CONCEPT EXECUTIVE COMPENSATION	152
MATTERS BEING SUBMITTED TO A VOTE OF RESTORATION ROBOTICS STOCKHOLDERS	171
PROPOSAL NO. 1: APPROVAL OF THE ISSUANCE OF COMMON STOCK IN THE MERGER	171
PROPOSAL NO. 2: APPROVAL OF THE ISSUANCE OF RESTORATION ROBOTICS COMMON STOCK IN THE EQUITY COMMITMENT LETTER FINANCING, RESTORATION ROBOTICS NOTE CONVERSION AND VENUS CONCEPT NOTE CONVERSION	172
PROPOSAL NO. 3: APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE RESTORATION ROBOTICS, INC. 2017 INCENTIVE AWARD PLAN	175
PROPOSAL NO. 4: APPROVAL OF CORPORATE NAME CHANGE	183

Page
PROPOSAL NO. 5: APPROVAL OF THE AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF RESTORATION ROBOTICS EFFECTING THE REVERSE STOCK SPLIT	184
PROPOSAL NO. 6: ELECTION OF DIRECTORS	191
PROPOSAL NO. 7: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	192
PROPOSAL NO. 8: APPROVAL OF POSSIBLE ADJOURNMENT OF THE ANNUAL MEETING	194
VENUS CONCEPT BUSINESS	195
VENUS CONCEPT MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	231
MANAGEMENT FOLLOWING THE MERGER	257
CERTAIN VENUS CONCEPT RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	265
COMPARISON OF RIGHTS OF HOLDERS OF RESTORATION ROBOTICS CAPITAL STOCK AND VENUS CONCEPT CAPITAL STOCK	270
PRINCIPAL SHAREHOLDERS OF VENUS CONCEPT	287
LEGAL MATTERS	291
EXPERTS	292
WHERE YOU CAN FIND MORE INFORMATION	293
TRADEMARK NOTICE	295
OTHER MATTERS	296
Stockholder Proposals	296
Householding of Proxy Statement/Prospectus	296
INDEX TO VENUS CONCEPT CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018, 2017, and 2016	F-1
Independent Auditors’ Report	F-2
Venus Concept Ltd. Consolidated Balance Sheets	F-4
Venus Concept Ltd. Consolidated Statements of Operations	F-5
Venus Concept Ltd. Consolidated Statements of Comprehensive (Loss) Income	F-6
Venus Concept Ltd. Consolidated Statements of Changes in Shareholders’ Equity (Deficit)	F-7
Venus Concept Ltd. Consolidated Statements of Cash Flows	F-9
Venus Concept Ltd. Notes to the Consolidated Financial Statements	F-10
INDEX TO VENUS CONCEPT CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018	F-45
Venus Concept Ltd. Condensed Consolidated Balance Sheets	F-46
Venus Concept Ltd. Condensed Consolidated Statements of Operations	F-47
Venus Concept Ltd. Condensed Consolidated Statements of Changes in Shareholders’ Equity	F-48
Venus Concept Ltd. Condensed Consolidated Statements of Cash Flows	F-50
Venus Concept Ltd. Notes to the Condensed Consolidated Financial Statements	F-51
INDEX TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	F-68
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS	F-69
Unaudited Pro Forma Condensed Combined Balance Sheet March 31, 2019	F-71
Unaudited Pro Forma Condensed Combined Statement of Operations For the Three Months Ended March 31, 2019	F-72
Unaudited Pro Forma Condensed Statement of Operations For the Year Ended December 31, 2018	F-73
Notes to Unaudited Pro Forma Combined Financial Statements	F-74
PART II INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS	II-1
EXHIBIT INDEX	II-5

Annex A—Agreement and Plan of Merger and Reorganization

Annex B—Equity Commitment Letter

Annex C—Amended and Restated Restoration Robotics 2017 Equity Incentive Plan

Annex D—Amendment to Amended and Restated Certificate of Incorporation (Corporate Name Change)

Annex E—Amendment to Amended and Restated Certificate of Incorporation (Reverse Stock Split)

Annex F—Opinion of Restoration Robotics Financial Advisor

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 5 of this proxy statement/prospectus.

The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the merger?

A:

Restoration Robotics, Inc., or Restoration Robotics, and Venus Concept Ltd., or Venus Concept, have entered into an Agreement and Plan of Merger and Reorganization, dated as of March 15, 2019, or the Merger Agreement, a copy of which is attached as Annex A. The Merger Agreement contains the terms and conditions of the proposed business combination of Restoration Robotics and Venus Concept. Pursuant to the Merger Agreement, Radiant Merger Sub, Ltd., or Merger Sub, a direct, wholly-owned subsidiary of Restoration Robotics incorporated under the laws of Israel, will merge with and into Venus Concept, with Venus Concept continuing as the surviving corporation and a direct wholly-owned subsidiary of Restoration Robotics. This transaction is referred to in this proxy statement/prospectus as the merger. After the completion of the merger, Restoration Robotics will change its corporate name to “Venus Concept Inc.”. Restoration Robotics following the merger is referred to in this proxy statement/prospectus as the combined company.

At the effective time of the merger, other than the ordinary shares of Venus Concept or preferred shares of Venus Concept held or owned by Venus Concept, Restoration Robotics, or Merger Sub, each ordinary share of Venus Concept and each preferred share of Venus Concept will be converted into the right to receive 8.6506 shares of Restoration Robotics common stock, subject to adjustment pursuant to the Merger Agreement. Any ordinary or preferred shares of Venus Concept that are held by, or owned by, Venus Concept, Restoration Robotics, or Merger Sub, will remain or become treasury shares held by Venus Concept or continue to be held by Restoration Robotics, as applicable, and will not entitle the holder thereof to any payment.

In connection with the merger, each outstanding and unexercised option to purchase ordinary shares of Venus Concept will be assumed by Restoration Robotics and will be converted into an option to purchase shares of Restoration Robotics common stock, with the number of shares subject to and exercise price of such option being appropriately adjusted to reflect the exchange ratio. Any restriction on the exercise of such option will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such option will otherwise remain unchanged. Each outstanding warrant to purchase ordinary shares of Venus Concept or preferred shares of Venus Concept will be assumed by Restoration Robotics and will be converted into a warrant to purchase shares of Restoration Robotics common stock, with the number of shares subject to and exercise price of such warrant being appropriately adjusted to reflect the exchange ratio between Restoration Robotics common stock and Venus Concept ordinary shares and preferred shares determined in accordance with the Merger Agreement.

Each share of Restoration Robotics common stock, option to purchase Restoration Robotics common stock and share of Restoration Robotics common stock subject to a restricted stock award that is issued and outstanding at the effective time of the merger will remain issued and outstanding and such shares, subject to the reverse stock split to be effected in connection with the merger, will be unaffected by the merger. Immediately after the merger, current Restoration Robotics stockholders will own approximately 15% of the fully-diluted common stock of the combined company and current Venus Concept shareholders will own approximately 85% of the fully-diluted common stock of the combined company. If the equity commitment letter financing (as defined herein), the Restoration Robotics note conversion (as defined herein) and the Venus Concept note conversion (as defined herein) close immediately following the merger, then Restoration Robotics stockholders will be further diluted.

v

Q:	Why are the two companies proposing to merge?

A:

Restoration Robotics and Venus Concept believe that the merger will result in the opportunity to become a leading player in minimally invasive hair restoration with a diversified product portfolio in the global minimally invasive and non-invasive medical aesthetic market with technologies designed to address hair restoration, hair removal, skin rejuvenation, wrinkle reduction, cellulite reduction and body contouring, among others. For a more complete description of the reasons for the merger, please see the sections titled “The Merger—Restoration Robotics Reasons for the Merger” and “The Merger—Venus Concept Reasons for the Merger” beginning on page 93 and 97, respectively, of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Restoration Robotics as of the record date, and you are entitled to vote at the Restoration Robotics annual meeting to approve the matters set forth herein. This document serves as:

•	a proxy statement of Restoration Robotics used to solicit proxies for the Restoration Robotics annual meeting to vote on the matters set forth herein; and

•	a prospectus of Restoration Robotics used to offer shares of Restoration Robotics common stock in exchange for ordinary shares and preferred shares of Venus Concept in the merger.

Q:	What is the equity commitment letter financing?

A:

Concurrent with the execution of the Merger Agreement, Restoration Robotics and Venus Concept entered into an equity commitment letter, or the equity commitment letter, a copy of which is attached as Annex B, with the investors named therein, or the equity commitment investors, pursuant to which the equity commitment investors agreed to purchase $21.0 million of shares of Restoration Robotics common stock immediately following the consummation of the merger in a private placement, at a per share purchase price of $0.825, with the option to purchase an additional $20.0 million of shares of common stock at the same per share purchase price, referred to as the equity commitment letter financing. The closing of the equity commitment letter financing is conditioned upon the closing of the merger, which requires the approval of the issuance of the shares to be issued under the equity commitment letter by the Restoration Robotics stockholders, as well as certain other conditions. However, the funding of the purchase price for the shares issued under the equity commitment letter is not a condition to the closing of the merger. Certain related parties of Restoration Robotics and Venus Concept have agreed to participate in the equity commitment letter financing. On July 26, 2019, Venus Concept agreed to use reasonable efforts to release one of the investors from its $3,500,000 commitment under the equity commitment letter. The investor has agreed to purchase $3,500,000 in the Venus Concept convertible notes. Venus Concept and Restoration Robotics expect to enter into an amendment to the equity commitment letter to release the other investors from their obligations to fund their pro rata portions of the equity commitment upon the closing of the merger, subject to the investors investing the funds they committed under the equity commitment letter in Venus Concept convertible notes that would automatically convert into common stock of Restoration Robotics upon the closing of the merger. For a more complete description of the equity commitment letter financing, please see the section titled “Agreements Related to the Merger—Equity Commitment Letter” beginning on page 149 of this proxy statement/prospectus.

Q:	What is the Restoration Robotics note conversion?

A:

On February 28, 2019, Restoration Robotics entered into a note purchase agreement pursuant to which Restoration Robotics issued an aggregate of $5.0 million of unsecured subordinated convertible promissory notes, or the converitble notes, to Frederic Moll, M.D., one of Restoration Robotics’ directors, and Interwest Partners IX, LP, a Restoration Robotics’ stockholder affiliated with Gil Kliman, M.D., one of Restoration Robotics’ directors. The convertible notes bear interest on the unpaid principal amount at a rate of eight percent (8.0%) per annum from the date of issuance. All of the outstanding principal and unpaid accrued interest on the convertible notes will automatically be converted into shares of common stock of Restoration Robotics at the closing of the equity commitment letter financing, at a price of $0.825 per share, referred to herein as the Restoration Robotics note conversion. Certain related parties of Restoration Robotics hold the convertible notes. For a more complete description of the Restoration Robotics note conversion, please see the section titled “Agreements Related to the Merger—Convertible Promissory Notes” beginning on page 150 of this proxy statement/prospectus.

Q:	What is the Venus Concept note conversion?

A:

On June 25, 2019, Venus Concept entered into a note purchase agreement pursuant to which Venus Concept issued an aggregate of $7.8 million of unsecured senior subordinated convertible promissory notes, or the Venus convertible notes, to certain investors named therein. The Venus convertible notes bear interest on the unpaid principal amount at a rate of eight percent (8.0%) per annum from the date of issuance. All of the outstanding principal and unpaid accrued interest on the Venus convertible note will automatically be converted into shares of common stock of Restoration Robotics at the closing of the merger, at a conversion price of $0.4664 per share, referred to herein as the Venus Concept note conversion. Certain related parties of Venus Concept holder the Venus convertible notes. On July 5, 2019, Venus Concept loaned Restoration Robotics $2.5 million of the proceeds from the issuance of the Venus convertible notes pursuant to a subordinated promissory note, or the Restoration Note. The Restoration Note is subordinated to the Solar Loan Agreement pursuant to a subordination agreement between Solar and Venus Concept dated June 25, 2019. The Restoration Note accrues interest at a rate of 8% per annum and matures on November 30, 2019. For a more complete description of the Venus Concept note conversion, please see the section titled “Agreements Related to the Merger—Convertible Promissory Notes” beginning on page 148 of this proxy statement/prospectus.

Q:	What proposals will be voted on at the Restoration Robotics annual meeting in connection with the merger?

A:	Pursuant to the terms of the Merger Agreement, the following proposals must be approved by the requisite stockholder vote at the Restoration Robotics annual meeting in order for the merger to close:

•	Proposal No. 1 to approve the issuance of shares of Restoration Robotics common stock to Venus Concept shareholders pursuant to the Merger Agreement;

•

Proposal No. 2 to approve: (i) the issuance of shares in the equity commitment letter financing as contemplated by the equity commitment letter; (ii) the issuance of shares in the Restoration Robotics note conversion; and (iii) the issuance of shares in the Venus note conversion;

•

Proposal No. 3 to approve an amendment and restatement of the Restoration Robotics 2017 Equity Incentive Plan, or the 2017 Plan, to increase the total number of shares of Restoration Robotics common stock currently available for issuance under the 2017 Plan by 6,750,000 shares, prior to giving effect to the reverse split to be effected in connection with the merger, and certain other amendments to the 2017 Plan as more fully described herein, in the form attached as Annex C; and

•

Proposal No. 5 to approve an amendment to the amended and restated certificate of incorporation of Restoration Robotics to effect a reverse stock split of Restoration Robotics’ issued and outstanding common stock within a range of, as determined by the Restoration Robotics board of directors, every 10 to 15 shares (or any number in between) of outstanding Restoration Robotics common stock being combined and reclassified into one share of Restoration Robotics common stock, which is referred to herein as the reverse stock split, in the form attached as Annex E.

Proposal Nos. 1, 2, 3 and 5 are referred to herein collectively as the merger proposals and the approval of each merger proposal is a condition of the completion of the merger. Each of Proposal Nos. 1, 2 and 3 is conditioned upon the approval of each of the other merger proposals. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2, 3 and 5. Proposal No. 5 is not conditioned upon the approvals of Proposal Nos. 1, 2 and 3. None of the issuance of Restoration Robotics common stock in connection with the merger, or Proposal No. 1, the issuance of Restoration Robotics common stock in the equity commitment letter financing or Restoration Robotics note conversion, Proposal No. 2, the amendment and restatement of the 2017 Plan, will take place unless all of the merger proposals are approved by Restoration Robotics stockholders and the merger is consummated.

Therefore, the merger cannot be completed without the approval of each of the merger proposals. In addition to the requirement of obtaining Restoration Robotics stockholder approval, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 143 of this proxy statement/prospectus.

The presence, by accessing online or being represented by proxy, at the Restoration Robotics annual meeting of the holders of a majority of the shares of Restoration Robotics common stock outstanding and entitled to vote at the Restoration Robotics annual meeting is necessary to constitute a quorum at the meeting for the purpose of approving the merger proposals.

Q:	What proposals are to be voted on at the Restoration Robotics annual meeting, other than the merger proposals?

A:

At the Restoration Robotics annual meeting, the holders of Restoration Robotics common stock will also be asked to consider the following proposals, along with any other business that may properly come before the Restoration Robotics annual meeting or any adjournment or postponement thereof:

•

Proposal No. 4 to approve an amendment to the amended and restated certificate of incorporation of Restoration Robotics changing the Restoration Robotics corporate name to “Venus Concept Inc.” in the form attached as Annex D;

•

Proposal No. 6 to elect the Class II directors to the Restoration Robotics board of directors for a term of three (3) years (provided, however, that if the merger is completed, the Restoration Robotics board of directors will be reconstituted as provided in the Merger Agreement);

•

Proposal No. 7 to ratify the selection of Grant Thornton LLP as Restoration Robotics’ independent registered public accounting firm for the fiscal year ending December 31, 2019 (provided, however, that it is likely that the combined company may decide to engage a new independent registered public accounting firm immediately or shortly after the merger is completed); and

•

Proposal No. 8 to approve an adjournment of the Restoration Robotics annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 and 5.

The approval of Proposal Nos. 4, 6, 7 and 8 are not conditions to the merger. However, Proposal No. 4 is conditioned upon the consummation of the merger. All of such proposals, together with the merger proposals, are referred to collectively in this proxy statement/prospectus as the proposals.

Restoration Robotics stockholders should understand, however, that if the merger with Venus Concept is completed, the effect of the approval of Proposal Nos. 6 and 7 will be limited since the composition of the Restoration Robotics board of directors will be changed upon completion of the merger in accordance with the Merger Agreement and it is likely that the combined company may decide to engage a new independent registered public accounting firm immediately or shortly after completion of the merger.

Q:	What stockholder votes are required to approve the proposals at the Restoration Robotics annual meeting?

A:

The affirmative vote of a majority of the votes cast in person or by proxy at the Restoration Robotics annual meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 3, 7 and 8. The affirmative vote of the holders of a majority of the outstanding shares of Restoration Robotics common stock entitled to vote at the Restoration Robotics annual meeting is required for approval of Proposal Nos. 4 and 5. With respect to Proposal No. 6, directors are elected by a plurality of the affirmative votes cast by those shares present in person or represented by proxy and entitled to vote at the Restoration Robotics annual meeting, and the nominees for director receiving the highest number of affirmative votes will be elected.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR,” “AGAINST” and “WITHHOLD” votes, abstentions and broker non-votes. “WITHHOLD” votes with respect to the election of one or more nominees for director pursuant to Proposal No. 6 will not be voted with respect to the director or directors indicated, although they will be counted for purposes of determining the presence of a quorum for the transaction of business at the Restoration Robotics annual meeting. Abstentions and broker non-votes will also be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the annual meeting. Abstentions and broker non-votes will not, however, be considered votes cast at the Restoration Robotics annual meeting and will therefore not have any effect with respect to Proposal Nos. 1, 2, 3, 7 and 8. Abstentions and broker non-votes will have the same effect as “AGAINST” votes for Proposal Nos. 4 and 5.

The adoption of the Merger Agreement and the approval of the merger and related transactions by the Venus Concept shareholders require the affirmative votes of the holders of (i) a majority of the outstanding ordinary shares and preferred shares of Venus Concept, voting together as a single class on an as-converted to ordinary shares basis, (ii) at least 67% of the outstanding preferred shares of Venus Concept (other than the outstanding non-voting shares of the Series C-1 preferred shares of Venus Concept), voting together as a single class on an as-converted to ordinary shares basis, and (iii) at least a majority of each class of preferred shares of Venus Concept based on shares outstanding (other than the outstanding non-voting shares of the Series C-1 preferred shares of Venus Concept).

As of March 31, 2019, the directors and executive officers of Restoration Robotics owned or controlled 10.4% of the outstanding shares of Restoration Robotics common stock entitled to vote at the Restoration Robotics annual meeting. The directors and executive officers of Restoration Robotics owning these shares are subject to voting agreements pursuant to which they have agreed to vote all shares of Restoration Robotics common stock owned by them as of the record date in favor of Proposal Nos. 1, 2, 3, 4, 5 and 8 and against any competing “Restoration Robotics Acquisition Proposal” (as defined in the voting agreements).

Q:	What will Venus Concept shareholders, optionholders and warrant holders receive in the merger?

A:

Applying the exchange ratio, the former Venus Concept shareholders immediately before the merger are expected to own approximately 85% of the aggregate number of shares of the combined company’s common stock following the merger, and Restoration Robotics stockholders immediately before the merger are expected to own approximately 15% of the aggregate number of shares of the combined company common stock following the merger, in each case without giving effect to the issuance of shares of combined company common stock in the equity commitment letter financing, the Restoration Robotics note conversion and the Venus Concept note conversion.

In connection with the merger, each outstanding and unexercised option to purchase ordinary shares of Venus Concept and each warrant to purchase ordinary shares or preferred shares of Venus Concept will be converted into an option or a warrant, respectively, to purchase Restoration Robotics common stock, with the number of shares and exercise price being appropriately adjusted to reflect the exchange ratio.

For a more complete description of what Venus Concept shareholders, optionholders and warrant holders will receive in the merger, please see the section titled “The Merger Agreement—Merger Consideration” beginning on page 126 of this proxy statement/prospectus. For a description of the dilutive effect of the equity commitment letter financing and Restoration Robotics note conversion on Restoration Robotics’ and Venus Concept’s current security holders, see section titled “Agreements Related to the Merger—Equity Commitment Letter” beginning on page 149 of this proxy statement/prospectus.

Q:	Will the common stock of the combined company trade on an exchange?

A:

Shares of Restoration Robotics common stock are currently listed on the Nasdaq Global Market, or Nasdaq, under the symbol “HAIR.” Restoration Robotics intends to file an initial listing application in the near term for the combined company with Nasdaq. After completion of the merger, Restoration Robotics will be renamed “Venus Concept Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “VERO.” On July 26, 2019, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Restoration Robotics common stock was $0.702 per share.

Q:	Who will be the directors of Restoration Robotics following the merger?

A:

Immediately following the merger, Restoration Robotics’ board of directors will be composed of nine (9) members, consisting of (i) two (2) current Restoration Robotics board members, namely Frederic Moll, M.D. and Keith Sullivan, and (ii) seven (7) current Venus Concept board members, namely Domenic Serafino, who will be the Chief Executive Officer of the combined company, Juliet Tammenoms Bakker, Scott Barry, Garheng Kong, M.D., Louise Lacchin, Fritz LaPorte and Anthony Natale, M.D. The staggered structure of the current Restoration Robotics board of directors will remain in place for the combined company following the completion of the merger.

It is anticipated the director classes of the combined company board of directors will be as follows:

•	Class I directors (term ending 2021): ; ; and .

•	Class II directors (term ending 2022): ; ; and .

•	Class III directors (term ending 2020): ; ; and .

Q:	Who will be the executive officers of Restoration Robotics immediately following the merger?

A:

Immediately following the merger, the executive management team of the combined company is expected to consist of members of the Venus Concept and Restoration Robotics executive management teams prior to the merger, including:

Name	Title
Domenic Serafino	Chief Executive Officer and Class Director
Domenic Della Penna	Chief Financial Officer
Domenic Di Sisto	General Counsel and Corporate Secretary
Anna Georgiadis	Vice President, Global Human Resources
Yoni Iger	Vice President, Clinical and Regulatory Affairs, Quality Assurance
Melissa Kang	Vice President, Global Marketing
William Kelley	President, Global Sales
Søren Maor Sinay	Chief Operating Officer
Boris Vaynberg	Chief Technology Officer

Q:	As a Restoration Robotics stockholder, how does Restoration Robotics’ board of directors recommend that I vote?

A:	After careful consideration, Restoration Robotics’ board of directors recommends that Restoration Robotics stockholders vote “FOR” all of the proposals.

Q:	What risks should I consider in deciding whether to vote in favor of the merger?

A:

You should carefully review the section titled “Risk Factors” beginning on page 28 of this proxy statement/prospectus and the documents incorporated by reference herein, which set forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will

x

be subject, and risks and uncertainties to which each of Restoration Robotics and Venus Concept, as independent companies, are subject.

Q:	When do you expect the merger to be consummated?

A:

The merger is anticipated to close in the third quarter of 2019, after the Restoration Robotics annual meeting to be held on             , 2019, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 143 of this proxy statement/prospectus.

Q:	What do I need to do now?

A:	Restoration Robotics urges you to read this proxy statement/prospectus carefully, including the annexes and the documents incorporated by reference herein, and to consider how the merger affects you.

If you are a Restoration Robotics stockholder of record, you may provide your proxy instructions in one of four different ways:

•	You can attend the Restoration Robotics annual meeting online and vote online during the annual meeting.

•	You can mail your signed proxy card in the enclosed return envelope.

•	You can provide your proxy instructions via telephone by following the instructions on your proxy card.

•	You can provide your proxy instructions via the Internet by following the instructions on your proxy card.

Your vote must be received by             , 2019, 11:59 p.m. Eastern Time to be counted.

If you hold your shares in “street name” (as described below), you may provide your proxy instructions via telephone or the internet by following the instructions on your vote instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Restoration Robotics annual meeting.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:

If you are a Restoration Robotics stockholder, the failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1, 2, 3, 7 and 8 and to elect directors pursuant to Proposal No. 6 and will have the same effect as voting against Proposal Nos. 4 and 5. Also, your shares will not be counted for purposes of determining whether a quorum is present at the Restoration Robotics annual meeting.

Q:	May I attend the Restoration Robotics annual meeting and vote in person?

A:

The Restoration Robotics annual meeting will be held entirely online to allow greater participation and improved communication and provide cost savings for Restoration Robotics stockholders and Restoration Robotics. Stockholders of record as of             , 2019 will be able to attend and participate in the Restoration Robotics annual meeting online by accessing www.virtualshareholdermeeting.com/HAIR2019. To join the Restoration Robotics annual meeting, you will need to have your 16-digit control number which is included on your Notice of Internet Availability of Proxy Materials and your proxy card.

Q:	Who counts the votes?

A:

Broadridge Financial Solutions, Inc., or Broadridge, has been engaged as Restoration Robotics’ independent agent to tabulate stockholder votes, which Restoratin Robotics refers to as the Inspector of Election. If you are a stockholder of record, your executed Proxy Card is returned directly to Broadridge for tabulation. As noted above, if you hold your shares through a broker, your broker returns one Proxy Card to Broadridge on behalf of all its clients.

Q:	If my Restoration Robotics shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Restoration Robotics common stock on matters requiring discretionary authority without instructions from you. If you do not give instructions to your broker, your broker can vote your Restoration Robotics shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of Nasdaq on which your broker may vote shares held in “street name” in the absence of your voting instructions. With respect to non-discretionary items for which you do not give your broker instructions, your Restoration Robotics shares will be treated as broker non-votes. It is anticipated that all proposals other than Proposal No. 7 will be non-discretionary. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	What are broker non-votes and do they count for determining a quorum?

A:

Generally, broker non-votes occur when shares held by a broker in “street name” for a beneficial owner are not voted with respect to a particular proposal because the broker (1) has not received voting instructions from the beneficial owner and (2) lacks discretionary voting power to vote those shares. A broker is entitled to vote shares held for a beneficial owner on routine matters without instructions from the beneficial owner of those shares. On the other hand, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on non-routine matters.

Broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Restoration Robotics annual meeting. Broker non-votes will not, however, be considered votes cast at the Restoration Robotics annual meeting and will therefore not have any effect with respect to Proposal Nos. 1, 2, 3 and 8. Broker non-votes will have the same effect as “AGAINST” votes for Proposal Nos. 4 and 5.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:

Restoration Robotics stockholders of record, unless such stockholders’ vote is subject to a voting agreement, may change their vote at any time before their proxy is voted at the Restoration Robotics annual meeting in one of three ways:

•	You may submit another properly completed proxy with a later date.

•	You may send a written notice that you are revoking your proxy to Restoration Robotics’ Chief Financial Officer and Corporate Secretary at 128 Baytech Drive, San Jose, California 95134.

•

You may attend the Restoration Robotics annual meeting online and vote by following the instructions at www.proxyvote.com. Simply attending the Restoration Robotics annual meeting will not, by itself, revoke your proxy.

If a Restoration Robotics stockholder who owns Restoration Robotics shares in “street name” has instructed a broker to vote its shares of Restoration Robotics common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?

A:

Restoration Robotics and Venus Concept will share equally the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Restoration Robotics common stock for the forwarding of solicitation materials to the beneficial owners of Restoration Robotics common stock. Restoration Robotics will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Restoration Robotics has retained MacKenzie Partners, Inc. to assist it in soliciting proxies using the means referred to above. Restoration Robotics and Venus Concept will share equally the fees of MacKenzie Partners, Inc., which Restoration Robotics expects to be approximately $8,500, plus reimbursement of out-of-pocket expenses.

Q:	What are the material U.S. federal income tax consequences of the reverse stock split to United States holders of Restoration Robotics common stock?

A:

The reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a United States Holder (as defined in the section titled “Matters Being Submitted to a Vote of Restoration Robotics Stockholders—Proposal No. 5: Approval of the Amendment to Amended and Restated Certificate of Incorporation of Restoration Robotics Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 184 of this proxy statement/prospectus) of Restoration Robotics common stock generally should not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of a fractional share of Restoration Robotics common stock, as discussed in the section titled “Matters Being Submitted to a Vote of Restoration Robotics Stockholders—Proposal No. 5: Approval of the Amendment to Amended and Restated Certificate of Incorporation of Restoration Robotics Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 181 of this proxy statement/prospectus. A United States Holder’s aggregate tax basis in the shares of Restoration Robotics common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of the Restoration Robotics common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Restoration Robotics common stock), and such United States Holder’s holding period in the shares of Restoration Robotics common stock received should include the holding period in the shares of Restoration Robotics common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Restoration Robotics common stock surrendered to the shares of Restoration Robotics common stock received in a recapitalization pursuant to the reverse stock split. United States Holders of shares of Restoration Robotics common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares. For more information, please see the section titled “Matters Being Submitted to a Vote of Restoration Robotics Stockholders—Proposal No. 5: Approval of the Amendment to Amended and Restated Certificate of Incorporation of Restoration Robotics Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 184 of this proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the merger to United States holders of Venus Concept capital stock?

A:

The merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. Accordingly, except as provided in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger to United States Holders of Venus Concept Capital Stock—Passive Foreign Investment Company Rules”, the material U.S. federal income tax consequences of the merger to United States holders (as defined in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger to United States Holders of Venus Concept Capital Stock”) of Venus Concept capital stock will be as follows:

•	a Venus Concept shareholder will not recognize gain or loss upon the exchange of Venus Concept capital stock for Restoration Robotics common stock pursuant to the merger;

•

a Venus Concept shareholder’s aggregate tax basis for the shares of Restoration Robotics common stock received in the merger will equal the shareholder’s aggregate tax basis in the shares of Venus Concept capital stock surrendered in the merger; and

•

the holding period of the shares of Restoration Robotics common stock received by a Venus Concept shareholder in the merger will include the holding period of shares of Venus Concept capital stock surrendered in exchange therefor.

The tax consequences of the merger to a particular Venus Concept shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws.

For a more detailed discussion of the material U.S. federal income tax consequences of the merger, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger to United States Holders of Venus Concept Capital Stock” beginning on page 121 of this proxy statement/prospectus.

Q:	What are the material Israeli income tax consequences of the merger to Israeli and non-Israeli residents?

A:

In general, under the Israeli Tax Ordinance (New Version), 5721-1963, or the Ordinance, as amended, and the rules and regulations promulgated thereunder, the disposition of shares of an Israeli company is deemed to be a sale of capital assets (unless such shares are held for the purpose of trading). The Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available under the Ordinance or unless a treaty for the prevention of double taxation between Israel and the seller’s country of residence provides otherwise.

Venus Concept instructed its Israeli counsel to prepare and file with the Israel Tax Authority, or ITA, an application for tax rulings with respect to withholding tax from capital gain as a result of the merger, both for Israeli residents and non- Israeli residents. Assuming Venus Concept receives the Israeli tax rulings from the ITA, the Israeli income tax consequences of the merger shall be in accordance with such tax rulings (if applicable to a particular Venus Concept shareholder).

For a more detailed discussion of the material Israeli income tax consequences of the merger, see “The Merger Agreement—Tax Matters” beginning on page 142 of this proxy statement/prospectus. Venus Concept shareholders should consult their tax advisors to understand all the tax consequences of the merger to them.

Q:	Who can help answer my questions?

A:

If you are a Restoration Robotics stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the merger, including the procedures for voting your shares, you should contact:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

+1-800-322-2885

proxy@mackenziepartners.com

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and the proposals being considered at the Restoration Robotics annual meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus, and the documents incorporated by reference therein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 293 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 5 of this proxy statement/prospectus.

The Companies

Restoration Robotics, Inc.

128 Baytech Drive

San Jose, California 95134

Telephone: (408) 883-6888

Restoration Robotics is a medical technology company developing and commercializing, the ARTAS® System, a robotic device that assists physicians in performing many of the repetitive tasks that are a part of a follicular unit extraction surgery, or FUE, a type of hair restoration procedure. Restoration Robotics believes the ARTAS® System is the first and only physician-assisted robotic system that can identify and dissect hair follicular units directly from the scalp and create recipient implant sites. The ARTAS® System includes the ARTAS Hair Studio application, an interactive three-dimensional patient consultation tool that enables a physician to create a simulated hair transplant model for use in patient consultations. Restoration Robotics received clearance from the U.S. Food and Drug Administration, or FDA, in April 2011 to market the ARTAS® System in the U.S., and has sold the ARTAS® System into 37 other countries. In March 2018, Restoration Robotics received 510(k) clearance from FDA to expand the ARTAS® technology to include implantation, and in the third quarter of 2018, Restoration Robotics commercially launched the next generation ARTAS® System, called ARTAS® iX System, which incorporates the implantation functionality as well as other functionalities. As of December 31, 2018, the ARTAS® System and ARTAS Hair Studio application are protected by over 80 patents in the U.S. and over 110 international patents.

Venus Concept Ltd.

255 Consumers Road, Suite 110

Toronto, ON M2J 1R4

Canada

Telephone: (877) 848-8430

Venus Concept is an innovative global medical technology company that develops, commercializes, and delivers minimally invasive and non-invasive medical aesthetic technologies and related practice enhancement services. To address the financial barriers faced by physicians and aesthetic service providers globally, Venus Concept focuses its product sale strategy on a subscription-based business model in North America and in Venus Concept’s well-established direct global markets. Venus Concept has received FDA clearance for the combined use of multipolar radio frequency, or RF, and pulsed electromagnetic fields, or PEMF, for non-invasive treatment of facial rhytides (wrinkles) in Fitzpatrick skin types I (ivory)-IV (light brown), and temporary reduction in the appearance of cellulite, among others. In certain jurisdictions outside of the United States, Venus Concept’s products have received marketing authorizations for indications such as temporary increase of skin tightening, cellulite reduction and uses for certain soft tissue injuries, among others, and for vaginal treatment in the Israeli market. Venus Concept’s proprietary multipolar RF and PEMF technologies, also referred to as Venus Concept’s

(MP)2 technology, synergistically deliver consistent homogenous treatments in a minimally invasive process. Venus Concept also uses in its systems Intense Pulsed Light, or IPL, for treatment of benign pigmented epidermal and cutaneous lesions, laser for hair removal and fractional ablative RF modality for skin resurfacing. Venus Concept designs and sells a full-suite of medical aesthetic products and markets its current products primarily to physicians interested in providing minimally invasive and non-invasive medical aesthetic procedures, and to aesthetic medical spas. Through its NeoGraft division, Venus Concept offers an automated hair restoration system that facilitates the harvesting of follicles during a FUE process, improving the accuracy and speed over commonly used manual extraction instruments. Venus Concept’s NeoGraft systems are sold primarily to plastic surgeons and dermatologists, and in the United States Venus Concept offers these doctors the services of a group of independently contracted technicians, whom Venus Concept markets as “NeoGrafters”. These technicians are certified to assist the physician during a NeoGraft hair restoration procedure.

Radiant Merger Sub Ltd.

128 Baytech Drive

San Jose, California 95134

Telephone: (408) 883-6888

Merger Sub is a direct, wholly-owned subsidiary of Restoration Robotics and was formed solely for the purpose of carrying out the merger.

The Merger (see page 85)

If the merger is completed Merger Sub will merge with and into Venus Concept, with Venus Concept surviving as a wholly-owned subsidiary of Restoration Robotics.

At the effective time of the merger, other than the ordinary shares of Venus Concept or preferred shares of Venus Concept held or owned by Venus Concept, Restoration Robotics, or Merger Sub, each ordinary share of Venus Concept and each preferred share of Venus Concept will be converted into the right to receive 8.6506 shares of Restoration Robotics common stock, subject to adjustment pursuant to the Merger Agreement referred to as the exchange ratio. Any ordinary or preferred shares of Venus Concept that are held or owned by Venus Concept, Restoration Robotics, or Merger Sub, will remain or become treasury shares held by Venus Concept or continue to be held by Restoration Robotics, as applicable, and will not entitle the holder thereof to any payment.

In connection with the merger, each outstanding and unexercised option to purchase ordinary shares of Venus Concept will be assumed by Restoration Robotics and will be converted into an option to purchase shares of Restoration Robotics common stock, with the number of shares subject to and exercise price of such option being appropriately adjusted to reflect the exchange ratio. Any restriction on the exercise of such option will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such option will otherwise remain unchanged. Each outstanding warrant to purchase ordinary shares of Venus Concept or preferred shares of Venus Concept will be assumed by Restoration Robotics and will be converted into a warrant to purchase shares of Restoration Robotics common stock, with the number of shares subject to and exercise price of such warrant being appropriately adjusted to reflect the exchange ratio between Restoration Robotics common stock and Venus Concept ordinary shares and preferred shares determined in accordance with the Merger Agreement.

Each share of Restoration Robotics common stock, option to purchase shares of Restoration Robotics common stock and share of Restoration Robotics common stock subject to a restricted stock award issued and outstanding at the time of the merger will remain issued and outstanding and those shares, subject to the reverse split to be effected in connection with the merger, will be unaffected by the merger. Please see the section titled “The Merger—Stock Options and Warrants” beginning on page 119 of this proxy statement/prospectus.

The merger will be completed as promptly as practicable after all of the conditions to completion of the merger are satisfied or waived, including the approval of Restoration Robotics and Venus Concept security holders. Restoration Robotics and Venus Concept are working to complete the merger as quickly as practicable. The merger is anticipated to close as early as the third quarter of 2019, after the Restoration Robotics’ annual meeting of stockholders. However, Restoration Robotics and Venus Concept cannot predict the exact timing of the completion of the merger because it is subject to the satisfaction of various conditions. After completion of the merger, assuming that Restoration Robotics receives the required stockholder approval, Restoration Robotics will be renamed “Venus Concept Inc.”.

Reasons for the Merger (see pages 93 and 97)

Restoration Robotics and Venus Concept believe that, following the merger, the combination of the two companies will result in the opportunity to become a leading player in minimally invasive hair restoration with a diversified product portfolio in the global minimally invasive and non-invasive medical aesthetic market with technologies designed to address hair restoration, hair removal, skin rejuvenation, wrinkle reduction, cellulite reduction and body contouring. Restoration Robotics and Venus Concept believe that the combined company will have the following potential advantages:

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A diversified product portfolio in the aesthetic market with nine major product platforms, including a focused effort on the hair restoration market with both Restoration Robotics’ ARTAS Robotic Hair Restoration System and Venus Concept’s NeoGraft system.

•	Global reach with commercial presence in over 60 countries and a direct selling presence in 29 markets.

•

Strong research and development capabilities with complementary teams with expertise in non-invasive, energy-based technologies (from the legacy Venus Concept team) and robotics, 3D pre-operative planning and software (from the legacy Restoration Robotics team).

•	An attractive financial profile.

The Restoration Robotics board of directors considered a number of factors in reaching its conclusion to approve the merger and to recommend that the Restoration Robotics stockholders approve the issuance of shares of Restoration Robotics common stock in the merger and the equity commitment letter financing, including the following:

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Best Alternative for Maximizing Stockholder Value. Restoration Robotics’ board of directors believes, after a thorough review of its prospects as a stand-alone company and available strategic alternatives, that the merger with Venus Concept was more favorable to the stockholders of Restoration Robotics than the potential value that might have resulted from other options available to Restoration Robotics, including remaining a stand-alone public company.

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Prospects of the Combined Company. Restoration Robotics’ board of directors believes that the merger will create a combined company with the opportunity to become a leading player in minimally invasive hair restoration with a diversified product portfolio in the global minimally invasive and non-invasive medical aesthetic markets with technologies designed to address hair restoration, hair removal, skin rejuvenation, wrinkle reduction, cellulite reduction and body contouring to benefit Restoration Robotics customers, employees and stockholders.

•

Risks Related to Remaining a Stand-Alone Company. Restoration Robotics’ board of directors believes that the merger consideration is more favorable to its stockholders than the value of remaining an independent, stand-alone public company, after accounting for the risks and uncertainties as a stand-alone company, including:

•	the significant capital requirements forecasted to achieve profitability and the difficulty Restoration Robotics would have in obtaining the amount of funding necessary to achieve profitability;

•	risks associated with raising the forecasted capital needed to maintain compliance with the company’s liquidity covenant under its loan agreement;

•	the lack of viable financing alternatives following substantial efforts made over a significant period of time by Restoration Robotics’ senior management to identify potential financing sources;

•

the results of substantial efforts made over a significant period of time by Restoration Robotics’ senior management and financial advisors to solicit strategic alternatives for Restoration Robotics to the merger;

•	the risk inherent in operating a single product company;

•	the projected liquidation value of Restoration Robotics; and

•	Restoration Robotics’ potential inability to maintain its Nasdaq listing without completing the merger.

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Ability to Respond to Unsolicited Acquisition Proposals. Restoration Robotics’ board of directors considered the “fiduciary out” provisions of the Merger Agreement, which, subject to the terms and conditions thereof, permit Restoration Robotics to furnish information to and conduct negotiations with third parties that make acquisition proposals under certain circumstances, to change its recommendation to stockholders regarding the Merger Agreement and to terminate the Merger Agreement in order to approve a superior proposal.

•

Negotiations with Venus Concept. Restoration Robotics’ board of directors believes that as a result of arm’s length negotiations with Venus Concept, Restoration Robotics and its representatives negotiated the highest exchange ratio that Venus Concept was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to Restoration Robotics in the aggregate to which Venus Concept was willing to agree.

•	Terms of the Merger Agreement. Restoration Robotics’ board of directors also reviewed the terms of the merger and associated transactions, including:

•	the exchange ratio used to establish the number of shares of Restoration Robotics common stock to be issued in the merger;

•	the limited number and nature of the conditions to Venus Concept’s obligation to consummate the merger and the likelihood that the merger will be consummated on a timely basis;

•	the respective rights of, and limitations on, Restoration Robotics and Venus Concept under the Merger Agreement to consider certain unsolicited acquisition proposals;

•	the reasonableness of the potential termination fee of $1,115,000;

•	the voting agreements covering approximately 87.6% of the outstanding shares of Venus Concept in favor of adoption of the Merger Agreement; and

•	the belief that the terms of the Merger Agreement are reasonable under the circumstances.

•

Voting Agreements. Restoration Robotics’ board of directors viewed favorably the willingness of certain stockholders, who together hold approximately 36% of the shares of its common stock outstanding as of the date of the Merger Agreement, to commit to vote in favor of the merger by entry into the voting agreements.

•

Fairness Opinion. Restoration Robotics’ board of directors considered the financial analyses of its financial advisor, SVB Leerink LLC, or SVB Leerink, including SVB Leerink’s opinion to Restoration Robotics’ board as to the fairness to Restoration Robotics, from a financial point of view of the merger consideration to be paid by Restoration Robotics pursuant to the terms of the Merger Agreement.

•

Likelihood of Consummation. Restoration Robotics’ board of directors considered the likelihood that the merger will be consummated, based on, among other things, the limited number of conditions to the merger, the absence of a financing condition, and the relative likelihood of obtaining required regulatory approvals.

•

Stockholder Approval. Restoration Robotics’ board of directors considered that the merger would be subject to the approval of Restoration Robotics’ stockholders and that stockholders, other than those who entered into voting agreements, would be free to reject the merger.

In the course of its deliberations, the Restoration Robotics board of directors also considered a variety of risks and other countervailing factors related to entering into the merger, including:

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Limited Stockholder Participation in Future Earnings or Growth. Restoration Robotics’ board of directors considered that Restoration Robotics’ stockholders will have limited participation in any future growth of the combined company.

•

Inability to Solicit Other Takeover Proposals. Restoration Robotics’ board of directors considered that the Merger Agreement includes a covenant prohibiting Restoration Robotics from directly or indirectly soliciting, initiating, seeking or knowingly facilitating or encouraging any inquiry, discussion, offer or request relating to, or that constitutes, or would reasonably be expected to lead to, an acquisition proposal.

•

Termination Fee. Restoration Robotics’ board of directors considered the fact that Restoration Robotics may be required to pay a termination fee of $1,115,000 (approximately 3.2% of Restoration Robotics’ equity value) if the Merger Agreement is terminated under certain circumstances, including to accept a superior proposal.

•

Expense Reimbursement Fee. Restoration Robotics’ board of directors considered the expense reimbursement fee of up to $200,000 (approximately 0.6% of Restoration Robotics equity value) if the Merger Agreement is terminated under certain circumstances.

•	Effect of Public Announcement. Restoration Robotics’ board of directors considered the effect of the public announcement of Restoration Robotics entering into the Merger Agreement on its operations.

•

Opportunity Costs and Interim Operating Covenants. Restoration Robotics’ board of directors considered that the focus and resources of its management may become diverted from other important business opportunities and operational matters while working to implement the merger, which could adversely affect its business.

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Risk the Merger May Not Be Consummated. Restoration Robotics’ board of directors considered the fact that consummation of the merger is subject to the satisfaction of certain closing conditions that are not within its control, including receipt of the necessary regulatory clearances and approvals and that no material adverse effect on Restoration Robotics has occurred.

•

Transaction Costs. Restoration Robotics’ board of directors considered the fact that Restoration Robotics has incurred and will continue to incur significant transaction costs and expenses in connection with the merger.

•

Potential Conflicts of Interest. Restoration Robotics’ board of directors considered the risk that certain of its directors and executive officers may have interests in the transactions contemplated by the Merger Agreement.

The Venus Concept board of directors considered a number of factors in reaching its conclusion to approve the merger:

•	historical and current information concerning Venus Concept’s business, including its financial performance and condition, operations, management, strategy and competitive position;

•	the diversification of the product portfolio in the aesthetic and medical market that will result from the merger;

•	the opportunity for the combined company to become a leading player in the estimated $4.1 billion minimally invasive hair restoration market;

•	the global reach of the combined company;

•

the strong research and development capabilities with complementary teams with expertise in non-invasive, energy-based technologies (from the legacy Venus Concept team) and robotics, 3D pre-operative planning and software (from the legacy Restoration Robotics team);

•	the expected attractive financial profile of the combined company;

•	the cash resources of the combined company expected to be available at the closing of the merger under the equity commitment letter relative to the anticipated cash needs of the combined company;

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the potential for access to public capital markets, including sources of capital from a broader range of investors to support the development of its business than it could otherwise obtain if it continued to operate as a privately-held company;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•

the expectation that the merger would be a more time- and cost-effective means to access capital than other options considered, including an initial public offering which Venus Concept was alternatively planning to pursue;

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the fact that shares of Restoration Robotics common stock issued to Venus Concept shareholders will be registered pursuant to a registration statement on Form S-4 by Restoration Robotics and will become freely tradable for Venus Concept’s shareholders who are not affiliates of Venus Concept;

•	the terms and conditions of the Merger Agreement, including, without limitation, the following:

•

the determination by Venus Concept’s board of directors that an exchange ratio that is not subject to adjustment based on trading prices is appropriate to determine relative percentage ownership of Restoration Robotics’ and Venus Concept’s security holders;

•	the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes;

•

the expectation that Venus Concept will receive favorable tax rulings from the ITA with respect to an exemption from withholding tax on capital gains for non-Israeli tax residents and the deferral of capital gains tax for Israeli tax residents, in each case on the exchange of Venus Concept capital stock and Restoration Robotics common stock, and the conversion of Venus Concept options held by Israeli option holders into Restoration Robotics options pursuant to the merger without triggering a tax event for the stockholders, all subject to the terms and conditions of applicable tax rulings;

•

the rights of Restoration Robotics under the Merger Agreement to consider certain unsolicited competing proposals under certain circumstances should Restoration Robotics receive a superior proposal; and

•

the conclusion of Venus Concept’s board of directors that the potential termination fee of $1,115,000 and expense reimbursements payable by Restoration Robotics to Venus Concept and the circumstances when such fee and/or expense reimbursements may be payable were reasonable.

Opinion of Restoration Robotics Financial Advisor (see page 99)

On December 30, 2018, Restoration Robotics engaged SVB Leerink LLC, or SVB Leerink, to act as Restoration Robotics’ financial advisor in connection with consideration of potential strategic alternatives for Restoration Robotics. In connection with this engagement, Restoration Robotics’ board of directors requested that SVB Leerink evaluate the fairness, from a financial point of view, to Restoration Robotics of the merger consideration proposed to be paid by Restoration Robotics pursuant to the terms of the Merger Agreement. On March 15, 2019, at a meeting of Restoration Robotics’ board of directors, SVB Leerink rendered to Restoration Robotics’ board of directors its oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated March 15, 2019, that, as of such date and based upon and subject to the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion, the merger consideration to be paid by Restoration Robotics pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Restoration Robotics.

The full text of SVB Leerink’s written opinion, dated March 15, 2019, which describes the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion, is attached as Annex F and is incorporated herein by reference. Holders of Restoration Robotics common stock are urged to read this opinion carefully and in its entirety. SVB Leerink’s financial advisory services and opinion were provided for the information and assistance of Restoration Robotics’ board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the merger and SVB Leerink’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to Restoration Robotics of the merger consideration to be paid by Restoration Robotics pursuant to the terms of the Merger Agreement. SVB Leerink’s opinion did not address any other term or aspect of the Merger Agreement or the merger and does not constitute a recommendation to any stockholder of Restoration Robotics as to whether or how such holder should vote with respect to the merger or otherwise act with respect to the merger or otherwise act with respect to the merger or any other matter. The merger consideration was determined through arm’s-length negotiations between Restoration Robotics and Venus Concept and not pursuant to any recommendation of SVB Leerink. The summary of the opinion set forth under the section titled “The Merger—Opinion of Restoration Robotics Financial Advisor” beginning on page 99 of this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

Interests of Certain Directors, Officers and Affiliates of Restoration Robotics and Venus Concept (see pages 112 and 117)

In considering the recommendation of Restoration Robotics’ board of directors with respect to issuing shares of Restoration Robotics common stock pursuant to the Merger Agreement and the other matters to be acted upon by Restoration Robotics stockholders at the Restoration Robotics annual meeting, Restoration Robotics stockholders should be aware that certain members of Restoration Robotics’ board of directors and executive officers of Restoration Robotics have interests in the merger that may be different from, or in addition to, interests they have as Restoration Robotics stockholders. Interests of the directors and executive officers may be different from or in addition to the interests of the stockholders for the following reasons, among others:

•

The Merger Agreement provides, as of the effective time of the merger, that all outstanding Restoration Robotics stock options, including those held by Restoration Robotics’ executive officers and directors, shall continue to be outstanding in accordance with their terms and conditions. Restoration Robotics’ non-employee director compensation policy provides for full acceleration of all Restoration Robotics’ stock options held by non-employee directors upon the effective time of the merger. Ryan Rhodes, the Chief Executive Officer, is party to a CoC Agreement (as defined below) that provides for full acceleration of all Restoration Robotics stock options upon the effective time of the merger.

•

Certain directors and executive officers are entitled to awards of restricted stock units that were granted in connection with the merger and will vest in full immediately prior to the effective time of the merger.

•

Each of Restoration Robotics’ executive officers is party to a CoC Agreement (as defined below) that provides for severance payments and benefits in the event of certain qualifying terminations of employment within the period of time commencing at the effective time of the merger and ending 12 months after the merger.

•	Certain directors and executive officers are entitled to receive cash bonuses payable in connection with the merger.

•	Under the Merger Agreement, Restoration Robotics’ directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage.

•

Frederic Moll, M.D., one of Restoration Robotics’ directors, and Interwest Partners IX, LP, one of Restoration Robotics’ stockholders affiliated with Gil Kliman, M.D., one of Restoration Robotics’ directors, hold $5.0 million in unsecured subordinated convertible promissory notes. All of the outstanding principal and unpaid accrued interest on the convertible notes will automatically be converted into common stock of Restoration Robotics at the closing of the equity commitment letter financing, at a price of $0.825 per share.

•

Frederic Moll, M.D., one of Restoration Robotics’ directors, has entered into an equity commitment letter pursuant to which Dr. Moll has agreed to purchase $1.0 million in shares of Restoration Robotics common stock and has an option to purchase an additional $1.0 million in shares of Restoration Robotics common stock at a purchase price of $0.825 per share in the equity commitment letter financing.

These interests are discussed in more detail in the section entitled “The Merger—Interests of Restoration Robotics’ Directors and Executive Officers in the Merger” beginning on page 112 of this proxy statement/prospectus. The members of the Restoration Robotics’ board of directors were aware of the different or additional interests described in such section and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the merger, and in recommending to the stockholders that the merger proposals be approved.

Restoration Robotics’ directors, executive officers and significant shareholders have entered into voting agreements in connection with the merger. The voting agreements are discussed in more detail in the section titled “Agreements Related to the Merger—Voting Agreements” beginning on page 148 of this proxy statement/prospectus.

In considering the recommendation of Venus Concept’s board of directors with respect to approving the adoption of the Merger Agreement and the approval of the merger and related transactions, Venus Concept’s sharheolders should be aware that certain members of Venus Concept’s board of directors and executive officers of Venus Concept have interests in the merger that may be different from, or in addition to, interests they have as Venus Concept shareholders. Interests of the directors and executive officers may be different from, or in addition to, the interests of the shareholders for the following reasons, among others:

•	The executive officers and directors of Venus Concept are expected to become executive officers and directors of the combined company after the closing of the merger.

•

Certain of Venus Concept’s executive officers were granted cash-based retention awards, which entitle the recipients to receive, on the closing of the merger, a cash award if Venus Concept successfully completes the merger.

•

Certain of Venus Concept’s executive officers and directors have options to purchase Venus Concept ordinary shares that will convert into options to purchase that number of shares of Restoration Robotics common stock as determined pursuant to the exchange ratio described in more detail below.

•

Longitude, EW Healthcare, HealthQuest and Aperture, each a shareholder of Venus Concept and affiliated with Juliet Tammenoms Bakker, Scott Barry, Dr. Garheng Kong and Dr. Anthony Natale, respectively, each a director of Venus Concept, has entered into an equity commitment letter pursuant to which Longitude, EW Healthcare, HealthQuest and Aperture have agreed to purchase $1.0 million, $10.0 million, $5.0 million and $0.5 million, respectively, in shares of Restoration Robotics common stock and each has the option, but not the obligation, to purchase an additional $0.952 million, $9.524 million, $4.762 million and $0.266 million in shares of Restoration Robotics common stock at a purchase price of $0.825 per share in the equity commitment letter financing, in each case subject to rights of assignment under the equity commitment letter.

•

Longitude, EW Healthcare and HealthQuest, each a shareholder of Venus Concept and affiliated with Juliet Tammenoms Bakker, Scott Barry and Dr. Garheng Kong, respectively, each a director of Venus Concept, hold $0.3 million, $5.0 million and $2.5 million aggregate principal amount, respectively, of Venus convertible notes. All of the outstanding principal and unpaid accrued interest on the Venus convertible notes will automatically be converted into common stock of Restoration Robotics at the closing of the merger, at a conversion price of $0.4664 per share.

•

Certain of Venus Concept’s officers, directors and shareholders have entered into voting agreements in connection with the merger. The voting agreements are discussed in more detail in the section titled “Agreements Related to the Merger—Voting Agreements” beginning on page 148 of this proxy statement/prospectus.

These interests are discussed in more detail in the section entitled “The Merger—Interests of Venus Concepts’ Directors and Executive Officers in the Merger” beginning on page 117 of this proxy statement/prospectus. The members of the Venus Concept board of directors were aware of the different or additional interests described in such section and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the merger.

Management Following the Merger (see page 257)

Effective as of the closing of the merger, the combined company’s executive officers are expected to be members of the Venus Concept and Restoration Robotics executive management teams prior to the merger, including:

Name	Title
Domenic Serafino	Chief Executive Officer and Class Director
Domenic Della Penna	Chief Financial Officer
Domenic Di Sisto	General Counsel and Corporate Secretary
Anna Georgiadis	Vice President, Global Human Resources
Yoni Iger	Vice President, Clinical and Regulatory Affairs, Quality Assurance
Melissa Kang	Vice President, Global Marketing
William Kelley	President, Global Sales
Søren Maor Sinay	Chief Operating Officer
Boris Vaynberg	Chief Technology Officer

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration (see page 126)

At the effective time of the merger, upon the terms and subject to the conditions set forth in the Merger Agreement:

•

each outstanding ordinary share of Venus Concept and each outstanding preferred share of Venus Concept will be converted into the right to receive 8.6506 shares of Restoration Robotics common stock, subject to adjustment pursuant to the Merger Agreement, other than shares held by or owned by Venus Concept, Restoration Robotics or Merger Sub, which will remain or become treasury shares held by Venus Concept or continue to be held by Restoration Robotics, as applicable, and will not entitle the holder thereof to any payment;

•

each outstanding and unexercised option to purchase ordinary shares of Venus Concept will be assumed by Restoration Robotics and will be converted into an option to purchase the number of shares of Restoration Robotics common stock as determined pursuant to the exchange ratio described in more detail below; and

•

each outstanding warrant to purchase ordinary shares of Venus Concept or preferred shares of Venus Concept will be assumed by Restoration Robotics and converted into a warrant to purchase that number of shares of Restoration Robotics common stock as determined pursuant to the exchange ratio described in more detail below.

It is anticipated that immediately after the merger, but prior to closing the equity commitment letter financing, the Restoration Robotics note conversion and the Venus note conversion, Venus Concept shareholders will own approximately 85% of the fully-diluted common stock of the combined company, with the Restoration Robotics stockholders owning approximately 15% of the fully-diluted common stock of the combined company. Upon the closing of the $21.0 million in committed financing under the equity commitment letter (and assuming the equity commitment investors exercise in full their option to purchase up to $20.0 million of additional shares under the equity commitment letter), the Restoration Robotics note conversion and the Venus Concept note conversion, it is anticipated that the combined company stockholders would own approximately 81%, of the fully-diluted common stock of the combined company post-financing, with the investors participating in the equity commitment letter financing, the Restoration note conversion and the Venus note conversion (without taking into account any existing holdings in the combined company) owning approximately 19% of the fully-diluted common stock of the combined company. See the section titled “The Merger Agreement—Merger Consideration” beginning on page 126 of this proxy statement/prospectus.

There will be no adjustment to the total number of shares of Restoration Robotics common stock that Venus Concept shareholders will be entitled to receive in the merger for changes in the market price of Restoration Robotics common stock, other than in connection with a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination or readjustment of shares or any stock dividend or stock distribution prior to the closing of the merger. Accordingly, the market value of the shares of Restoration Robotics common stock issued pursuant to the merger will depend on the market value of the shares of Restoration Robotics common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus.

Treatment of the Restoration Robotics Warrants, Stock Options and Restricted Stock Awards (see page 119)

All warrants, options and restricted stock awards to purchase shares of Restoration Robotics common stock that are outstanding immediately prior to the effective time of the merger will remain outstanding following the effective time of the merger, and subject to the reverse stock split, will be unaffected by the merger.

Treatment of Venus Concept Warrants and Options (see page 119)

At the effective time of the merger, each outstanding Venus Concept option to purchase ordinary shares of Venus Concept, whether or not vested, that is outstanding and unexercised immediately prior to the effective time of the merger will be converted into an option to purchase shares of Restoration Robotics common stock as determined pursuant to the exchange ratio described in more detail below. All rights with respect to each Venus Concept option will be assumed by Restoration Robotics in accordance with its terms. Accordingly, from and after the effective time of the merger, each Venus Concept option assumed by Restoration Robotics may be exercised solely for shares of Restoration Robotics common stock.

The number of shares of Restoration Robotics common stock subject to each outstanding Venus Concept option assumed by Restoration Robotics will be determined by multiplying the number of ordinary shares of Venus Concept that were subject to such option by the exchange ratio of 8.6506 and rounding the resulting number down to the nearest whole number of shares of Restoration Robotics common stock. The per share exercise price for the shares of Restoration Robotics common stock issuable upon exercise of each Venus Concept option assumed by Restoration Robotics will be determined by dividing the per share exercise price of the ordinary shares of Venus Concept subject to such option by the exchange ratio of 8.6506 and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of such option will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such option will otherwise remain unchanged.

At the effective time of the merger, each outstanding Venus Concept warrant, whether or not vested, to purchase ordinary shares of Venus Concept or preferred shares of Venus Concept will be converted into a warrant to purchase shares of Restoration Robotics common stock as determined pursuant to the exchange ratio detailed below. All rights with respect to each Venus Concept warrant will be assumed by Restoration Robotics in accordance with its terms. Accordingly, from and after the effective time of the merger, each Venus Concept warrant assumed by Restoration Robotics may be exercised solely for shares of Restoration Robotics common stock.

The number of shares of Restoration Robotics common stock subject to each outstanding Venus Concept warrant assumed by Restoration Robotics will be determined by multiplying the number of ordinary shares of Venus Concept or preferred shares of Venus Concept that were subject to such warrant by 8.6506 and rounding the resulting number down to the nearest whole number of shares of Restoration Robotics common stock. The per share exercise price for the shares of Restoration Robotics common stock issuable upon exercise of each Venus Concept warrant assumed by Restoration Robotics will be determined by dividing the per share exercise price of the ordinary shares of Venus Concept or preferred shares of Venus Concept subject to such warrant by 8.6506 and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any warrant will continue in full force and effect and the term, exercisability, and other provisions of such warrant will otherwise remain unchanged.

Conditions to the Completion of the Merger (see page 143)

To complete the merger, Restoration Robotics stockholders must approve Proposal Nos. 1, 2, 3 and 5 and Venus Concept shareholders must approve the merger, the Merger Agreement and the transactions contemplated thereby. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Non-Solicitation (see pages 134 and 137)

The Merger Agreement contains provisions prohibiting Restoration Robotics and Venus Concept from inquiring about or seeking a competing transaction, subject to specified exceptions described in the Merger

Agreement. Under these “non-solicitation” provisions, each of Restoration Robotics and Venus Concept has agreed that neither it nor its subsidiaries, nor any of its officers, directors, employees, representatives, affiliates, advisors or agents will directly or indirectly:

•

initiate, solicit, propose, seek or knowingly encourage, facilitate or support any inquiries, indications of interest, proposals or offers that constitute, or may reasonably be expected to lead to, an acquisition proposal;

•

engage in, continue, facilitate or otherwise participate in any discussions or negotiations regarding, or furnish any nonpublic information or data to any person in connection with, any inquiries, indications of interest, proposals or offers that constitute, or may reasonably be expected to lead to, an acquisition proposal; or

•

enter into any letter of intent, indication of interest, agreement in principle or other similar type of agreement relating to an acquisition proposal, or enter into any agreement or agreement in principle requiring Restoration Robotics to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or resolve, propose or agree to do any of the foregoing.

In addition, Restoration Robotics agreed that neither it nor its subsidiaries, nor any of its officers, directors, employees, representatives, affiliates, advisors or agents will directly or indirectly fail to include a recommendation for approval of the shareholder proposals required by the Merger Agreement, or approve, endorse or recommend any competing proposal, subject to the terms and conditions in the Merger Agreement.

Termination of the Merger Agreement (see page 145)

Either Restoration Robotics or Venus Concept may terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.

Termination Fee (see page 145)

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, Restoration Robotics may be required to pay Venus Concept a termination fee of $1,115,000 and up to $200,000 in expense reimbursements.

Voting Agreements (see page 148)

In connection with the execution of the Merger Agreement, certain Venus Concept directors, executive officers and shareholders, who collectively beneficially owned or controlled approximately 87.6% of the voting power of Venus Concept’s outstanding capital stock as of March 15, 2019, entered into voting agreements with Restoration Robotics under which such shareholders have agreed to, among other things, vote in favor of the merger and the Merger Agreement and against any competing transaction.

In connection with the execution of the Merger Agreement, certain of Restoration Robotics’ officers, directors, and stockholders who collectively beneficially owned or controlled approximately 36% of Restoration Robotics’ outstanding common stock as of March 15, 2019, also entered into voting agreements with Venus Concept under which such shareholders have agreed to, among other things, vote in favor of Proposal Nos. 1, 2, 3, 4, 5 and 8 and against any competing acquisition transaction.

The voting agreements also obligate such stockholders to also vote in favor of any other proposal included in this proxy statement/prospectus for which the board of directors of Restoration Robotics has recommended the stockholders to vote in favor. Each stockholder executing a voting agreement has made representations and warranties to Restoration Robotics or Venus Concept, as applicable, regarding ownership and unencumbered title to the shares subject to such agreement, such stockholder’s power and authority to execute the voting agreement, due execution and enforceability of the voting agreement and power to vote the shares subject to the agreement. Unless otherwise waived, all of the voting agreements prohibit the transfer, sale, assignment, gift or other disposition by the stockholder of their respective shares of Restoration Robotics or Venus Concept capital stock, or entering into an agreement or commitment to do any of the foregoing, subject to specified exceptions.

The voting agreements will terminate at the earlier of the effective time of the merger or the termination of the Merger Agreement in accordance with its terms.

Lock-Up Agreements (see page 148)

Certain of Venus Concept’s officers, directors and shareholders have entered into lock-up agreements pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, shares of Restoration Robotics common stock, including, as applicable, shares received in the merger or pursuant to the equity commitment letter and shares issuable upon exercise of options, warrants or convertible securities, until 90 days after the closing date of the merger.

The Venus Concept shareholders who have executed lock up agreements as of March 31, 2019 owned, in the aggregate, approximately 87.6% of the shares of Venus Concept’s outstanding capital stock.

Certain of Restoration Robotics’ officers, directors and stockholders entered into lock-up agreements, pursuant to which such parties to the lock-up have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, shares of Restoration Robotics common stock, including, as applicable, shares received in the merger or pursuant to the equity commitment letter and shares issuable upon exercise of certain options, warrants or convertible securities until 90 days after the closing date of the merger.

Restoration Robotics stockholders who have executed lock-up agreements as of March 31, 2019 owned, in the aggregate, approximately 36% of the shares of Restoration Robotics’ outstanding capital stock on an as-converted to common stock basis.

Equity Commitment Letter (see page 149)

Concurrent with the execution of the Merger Agreement, Restoration Robotics and Venus Concept entered into an equity commitment letter with certain investors pursuant to which such investors agreed to purchase $21.0 million of shares of Restoration Robotics common stock immediately following the consummation of the merger in a private placement, with an option, but not an obligation, to purchase up to an additional $20.0 million of shares of Restoration Robotics common stock.

The closing of the equity commitment letter financing is conditioned upon the closing of the merger, which requires the approval of the issuance of the shares to be issued under the equity commitment letter by the Restoration Robotics stockholders, as well as certain other conditions. However, the funding of the purchase price for the shares issued under the equity commitment letter is not a condition to the closing of the merger. In addition, the conditions to the closing of the equity commitment letter financing also include the execution of definitive securities purchase agreements and registration rights agreements as contemplated in the equity commitment letter.

The equity commitment letter financing will have a dilutive impact on Restoration Robotics and Venus Concept security holders’ ownership in the combined company. Immediately after the merger and the consummation of the equity commitment letter financing, the Restoration Robotics note conversion and the Venus Concept note conversion (assuming that the equity investors do not exercise their option to purchase an additional $20.0 million of common stock) on a fully-diluted basis, the combined company stockholders would own approximately 86.5% of the common stock of Restoration Robotics post-financing, and the investors participating in the equity commitment letter financing, the Restoration Robotics note conversion and the Venus Concept note conversion (without taking into account any existing holdings in the combined company) would own approximately 13.5%. If the investors exercise their option to purchase the full $20.0 million of common stock subject to the optional investment, then it is anticipated that immediately after the merger and the consummation of the optional investment, on a fully-diluted basis, the combined company stockholders would own approximately 81% of the common stock of Restoration Robotics post-financing, and the investors participating in the equity commitment letter financing, the Restoration Robotics note conversion and the Venus Concept note conversion (without taking into account any existing holdings in the combined company) would own approximately 19%. For more information, please see section titled “Risk Factors —Risks Related to the Merger—While Restoration Robotics and Venus Concept have received commitments for the purchase of $21.0 million shares of Restoration Robotics common stock, consummation of the equity commitment letter financing is subject to consummation of the merger.” beginning on page 29 of this proxy statement/prospectus.

Restoration Robotics and Venus Concept intend for the combined company to use the proceeds from the equity commitment letter financing and cash on hand to repay the outstanding amounts under Restoration Robotics’ Loan and Security Agreement with Solar Capital Ltd., or Solar, and certain other lenders thereunder, which is a condition to the effectiveness of Madryn’s consent to the merger. Restoration Robotics and Venus Concept intend to use any remaining proceeds for research and development, operations, manufacturing, and general administrative activities, but management will have broad discretion as to the application of its uses. For more information, please see the section titled “Risk Factors—The combined company will have broad discretion in the use of proceeds from the equity commitment letter financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment, and a significant portion of the proceeds may be used to repay Restoration Robotics’ outstanding debt.” beginning on page 41 of this proxy statement/prospectus.

The equity commitment letter requires the investors to enter into a customary securities purchase agreement for the issuance and sale of Restoration Robotics common stock. In addition, the equity commitment letter requires the combined company to provide certain registration rights to the investors in the equity commitment letter financing, including a commitment to: (i) use its best efforts to file a registration statement with the Securities and Exchange Commission, or SEC, with respect to the resale of the shares of Restoration Robotics common stock sold pursuant to equity commitment letter promptly following the closing date under the security purchase agreement; (ii) use its reasonable best efforts to have such registration statement declared effective by the SEC as soon as possible after the initial filing, and in any event no later than 75 days after the equity commitment letter financing; and (iii) keep such registration statement effective until all registrable securities thereunder may be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, without the need for current public information or any other restriction, including volume limitations and manner of sale requirements, subject to customary suspension periods not exceeding 30 consecutive days during any 12-month period.

On July 26, 2019, Venus Concept agreed to use reasonable efforts to release one of the investors from its $3,500,000 commitment under the equity commitment letter. The investor has agreed to purchase $3,500,000 in the Venus Concept convertible notes. Venus Concept and Restoration Robotics expect to enter into an amendment to the equity commitment letter to release the other investors from their obligations to fund their pro rata portions of the equity commitment upon the closing of the merger, subject to the investors investing the funds they committed under the equity commitment letter in Venus Concept convertible notes that would automatically convert into common stock of Restoration Robotics upon the closing of the merger.

The equity commitment letter financing will be accomplished in a private placement exempt from registration under Section 4(a)(2) and Regulation D under the Securities Act, and the rules promulgated thereunder. The securities to be sold in the equity commitment letter financing have not been registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Convertible Promissory Notes (see page 148)

On February 28, 2019, Restoration Robotics entered into a note purchase agreement pursuant to which Restoration Robotics issued an aggregate of $5.0 million of unsecured subordinated convertible promissory notes, or the convertible notes, to Frederic Moll, M.D., one of Restoration Robotics’ directors, and Interwest Partners IX, LP, one of Restoration Robotics’ stockholders affiliated with Gil Kliman, M.D., one of Restoration Robotics’ directors. The convertible notes bear interest on the unpaid principal amount at a rate of eight percent (8.0%) per annum from the date of issuance. All of the outstanding principal and unpaid accrued interest on the convertible notes will automatically be converted into common stock of Restoration Robotics at the closing of the equity commitment letter financing, at a purchase price of $0.825 per share.

On June 25, 2019, Venus Concept entered into a note purchase agreement pursuant to which Venus Concept issued an aggregate of $7.8 million of unsecured senior subordinated convertible promissory notes, or the Venus convertible notes, to certain investors named therein. The Venus convertible notes bear interest on the unpaid principal amount at a rate of eight percent (8.0%) per annum from the date of issuance. All of the outstanding principal and unpaid accrued interest on the Venus convertible notes will automatically be converted into common stock of Restoration Robotics at the closing of the merger, at a conversion price of $0.4664 per share. In the event that the merger is not consummated, the Venus convertible notes will be convertible into equity securities of Venus Concept. On July 5, 2019, Venus Concept loaned Restoration Robotics $2.5 million of the proceeds from the issuance of the Venus convertible notes pursuant to a subordinated promissory note, or the Restoration Note. The Restoration Note is subordinated to the Solar Loan Agreement pursuant to a subordination agreement between Solar and Venus Concept dated June 25, 2019. The Restoration Note accrues interest at a rate of 8% per annum and matures on November 30, 2019.

Regulatory Approvals (see page 120)

Restoration Robotics must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Restoration Robotics common stock and the filing of this proxy statement/prospectus with the SEC. As of the date hereof, the registration statement on Form S-4 of which this proxy statement/prospectus is a part has not been declared effective. Restoration Robotics will also need to obtain an exemption under Israeli securities laws in connection with the granting of options to Israeli optionees. In order to satisfy applicable closing conditions and complete the merger, Venus Concept must obtain certain tax rulings from the ITA, which rulings must be in effect as of the closing of the merger.

The merger will become effective upon the issuance by the Companies Registrar of the Israeli Corporations Authority, or Companies Registrar, of a certificate evidencing the merger, or the Certificate of Merger, in accordance with Section 323(5) of the Israeli Companies Law—1999, or the ICL. Venus Concept and Merger Sub must comply with the process and timeline dictated by the ICL and regulations promulgated thereunder in order for the Companies Registrar to issue the Certificate of Merger upon the closing of the merger, which includes the expiration of the applicable waiting periods as further described in this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Merger to United States Holders of Venus Concept Capital Stock (see page 119)

The merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly except as provided in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger to United States Holders of Venus Concept Capital Stock—Passive Foreign Investment Company Rules,” the material U.S. federal income tax consequences of the merger to U.S. holders (as defined in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger to United States Holders of Venus Concept Capital Stock”) of Venus Concept capital stock will be as follows:

•	a Venus Concept shareholder will not recognize gain or loss upon the exchange of Venus Concept capital stock for Restoration Robotics common stock pursuant to the merger;

•

a Venus Concept shareholder’s aggregate tax basis for the shares of Restoration Robotics common stock received in the merger will equal the shareholder’s aggregate tax basis in the shares of Venus Concept capital stock surrendered in the merger; and

•

the holding period of the shares of Restoration Robotics common stock received by a Venus Concept shareholder in the merger will include the holding period of shares of Venus Concept capital stock surrendered in exchange therefor.

The tax consequences of the merger to a particular Venus Concept shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws.

Material Israeli Income Tax Consequences of the Merger to Israeli and non-Israeli Residents (see page 122)

In general, under the Ordinance, as amended, and the rules and regulations promulgated thereunder, the disposition of shares of an Israeli company is deemed to be a sale of capital assets (unless such shares are held for the purpose of trading). The Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available under the Ordinance or unless a treaty for the prevention of double taxation between Israel and the seller’s country of residence provides otherwise.

Venus Concept instructed its Israeli counsel to prepare and file with the ITA an application for tax rulings with respect to withholding tax from capital gain as a result of the merger, both for Israeli residents and non-Israeli residents. Assuming Venus Concept receives the Israeli tax rulings from the ITA, the Israeli income tax consequences of the merger will be in accordance with such tax rulings (if applicable to a particular Venus Concept shareholder).

For more information on the material Israeli income tax consequences of the merger, see “The Merger Agreement—Tax Matters” beginning on page 140 of this proxy statement/prospectus. You are strongly urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Nasdaq Stock Market Listing (see page 125)

Restoration Robotics intends to file an initial listing application in the near term for the combined company common stock with Nasdaq. If such application is accepted, Restoration Robotics anticipates that the common stock of the combined company will be listed on Nasdaq following the closing of the merger under the trading symbol “VERO.”

Anticipated Accounting Treatment (see page 123)

The merger will be treated by Restoration Robotics as a reverse merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. For accounting purposes, Venus Concept is considered to be acquiring Restoration Robotics in the merger.

Appraisal Rights and Dissenters’ Rights (see page 123)

Holders of Restoration Robotics common stock and of Venus Concept ordinary shares or preferred shares are not entitled to appraisal rights in connection with the merger.

Comparison of Stockholder Rights (see page 267)

Restoration Robotics is incorporated under the laws of the State of Delaware and Venus Concept is a company organized under the laws of Israel. If the merger is completed, Venus Concept shareholders will become holders of Restoration Robotics common stock and will have different rights as holders of Restoration Robotics common stock than they had as holders of Venus Concept ordinary shares or preferred shares. The differences between the rights of these respective holders result from the differences between (1) Israeli and Delaware law and (2) the respective governing documents of Venus Concept and Restoration Robotics. For additional information, see “Comparison of Rights of Holders of Restoration Robotics Capital Stock and Venus Concept Capital Stock” beginning on page 267 of this proxy statement/prospectus.

Risk Factors (see page 28)

Both Restoration Robotics and Venus Concept are subject to various risks associated with their businesses and their industries. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective security holders, including the following risks:

•

the exchange ratio will not be adjusted based on the market price of Restoration Robotics common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed;

•

failure to complete the merger may result in Restoration Robotics paying a termination fee to Venus Concept which could harm the common stock price of Restoration Robotics and its future business and operations;

•	if the conditions to the merger are not satisfied or waived, the merger may not occur;

•	the merger may be completed even though material adverse effects may result from the announcement of the merger, industry-wide changes and other causes;

•

while Restoration Robotics and Venus Concept have received commitments for the purchase of $21.0 million in equity securities of the combined company, consummation of the equity commitment letter financing is subject to the consummation of the merger. The optional investment under the equity commitment letter is not committed and there can be no assurance that the equity commitment investors will fund all or any portion of the optional investment. If Venus Concept and Restoration Robotics complete the merger, and the investors fund only the $21.0 million under the equity commitment letter that is committed, then the combined company will need to raise additional capital by issuing equity securities or debt, if permitted by Venus Concept’s lenders, which may be on commercial terms less favorable than the equity commitment letter financing terms and may cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations;

•

some Restoration Robotics and Venus Concept executive officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests;

•	the market price of Restoration Robotics common stock following the merger may decline as a result of the merger;

•	Restoration Robotics stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger; and

•	if the merger is not completed, Restoration Robotics’ stock price may decline significantly.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 28 of this proxy statement/prospectus. Restoration Robotics and Venus Concept both encourage you to read and consider all of these risks carefully.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA

COMBINED FINANCIAL INFORMATION AND DATA

The following tables present summary historical financial data for Restoration Robotics and Venus Concept, summary unaudited pro forma condensed combined financial data for Restoration Robotics and Venus Concept, and comparative historical and unaudited pro forma per share data for Restoration Robotics and Venus Concept included elsewhere herein.

Selected Historical Consolidated Financial Data of Restoration Robotics

The selected consolidated statements of operations data for the years ended December 31, 2018, 2017, and 2016 and the selected consolidated balance sheet data as of December 31, 2018, 2017, and 2016 are derived from Restoration Robotics’ audited consolidated financial statements and the selected consolidated statements of operations data for the three months ended March 31, 2019 and 2018 and the selected consolidated balance sheet dated as of March 31, 2019 are derived from Restoration Robotics unaudited consolidated financial statements. Restoration Robotics’ unaudited historical consolidated financial statements for the three months ended March 31, 2019 and 2018 are contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 and audited historical consolidated financial statements for the fiscal years ended December 31, 2018, 2017 and 2016 are contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which are incorporated by reference into this proxy statement/prospectus. Restoration Robotics’ historical results are not necessarily indicative of the results that may be expected in any future period.

The selected historical consolidated financial data below should be read in conjunction with Restoration Robotics’ management’s discussion and analysis of financial condition and results of operations and Restoration Robotics’ consolidated financial statements and the notes related thereto incorporated by reference into this proxy statement/prospectus. For additional information, see the section titled “Where You Can Find More Information” beginning on page 290 of this proxy statement/prospectus.

	Year Ended, December 31,			Three months ended March 31,
	2018	2017	2016	2019	2018
				(unaudited)
	(in thousands of U.S. dollars, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$21,956	$21,297	$15,600	$5,394	$5,005
Cost of revenue	12,450	12,150	10,431	2,457	3,185

Gross profit	9,506	9,147	5,169	2,937	1,820
Operating expenses:
Sales and marketing	18,204	14,390	12,483	4,570	4,384
Research and development	8,374	7,135	7,474	1,488	2,125
General and administrative	8,834	4,904	4,144	1,992	2,351
Merger related expenses	—	—	—	1,501	—

Total operating expenses	35,412	26,429	24,101	9,551	8,860

Loss from operations	(25,906)	(17,282)	(18,932)	(6,614)	(7,040)
Other income (expense), net:
Interest expense	(2,224)	(2,027)	(2,483)	(766)	(358)
Gain on sale of investment	—	1,851	—	—	—
Other expense, net	(549)	(328)	(431)	(46)	(20)

Total other income (expense), net	(2,773)	(504)	(2,914)	(812)	(378)

Net loss before provision for income taxes	(28,679)	(17,786)	(21,846)	(7,426)	(7,418)
Provision for income taxes	47	56	—	14	13

Net loss	$(28,726)	$(17,842)	$(21,846)	$(7,440)	$(7,431)

Net loss per share, basic and diluted (1)	$(0.86)	$(2.42)	$(13.54)	$(0.18)	$(0.26)

Weighted-average shares used in computing net loss per share, basic and diluted	33,512,181	7,382,715	1,612,933	40,753,012	28,962,269

(1)

Basic and diluted net loss per share is computed based on the weighted-average number of shares of common stock outstanding during each period. On September 15, 2017, Restoration Robotics effected a 1-for-10 reverse stock split, or the 2017 reverse stock split, whereby (i) every 10 shares of outstanding common stock were combined into one share of common stock, (ii) the number of shares of common stock for which each outstanding option to purchase common stock is exercisable was proportionately decreased on a 1-for-10 basis, (iii) the exercise price of each outstanding option to purchase common stock was proportionally increased on a l-for-10 basis, and (iv) the conversion ratio for each share of outstanding preferred stock which is convertible into Restoration Robotics common stock was proportionately reduced on a 1-for-10 basis. All share and per share data in this table has been adjusted to reflect the 2017 reverse stock split.

	December 31,			As of March 31,
	2018	2017	2016	2019	2018
				(unaudited)
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$16,122	$23,545	$11,906	$14,957	$16,530
Working capital	20,112	17,686	4,889	16,116	8,635
Total assets	30,973	32,970	19,498	29,822	25,880
Debt, net of discount	19,467	13,001	20,450	19,629	11,095
Convertible promissory notes	—	—	—	5,000	—
Preferred stock warrant	—	—	693	—	—
Other long-term liabilities	594	459	563	655	670
Convertible preferred stock	—	—	135,735	—	—
Accumulated deficit	(193,213)	(164,487)	(146,645)	(200,653)	(171,918)
Total stockholders’ equity (deficit)	1,582	13,194	(143,544)	(5,474)	6,088

Selected Historical Consolidated Financial Data of Venus Concept

The selected statements of operations data for the years ended December 31, 2018 and 2017 and the selected balance sheet data as of December 31, 2018 and 2017 are derived from Venus Concept’s audited financial statements included elsewhere in this proxy statement/prospectus. The selected statements of operations data for the year ended December 31, 2016 is derived from Venus Concept’s unaudited financial statements included elsewhere in this proxy statement/prospectus. The selected condensed consolidated statement of operations data for the three months ended March 31, 2018 and 2019 and the condensed consolidated balance sheet data as of March 31, 2019 is derived from the unaudited interim condensed consolidated financial statements appearing elsewhere in this proxy statement/prospectus. The unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements included in this proxy statement/prospectus and include, in Venus Concept’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. Venus Concept’s historical results are not necessarily indicative of the results that may be expected in any future period.

The selected historical financial data below should be read in conjunction with the sections titled “Venus Concept Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 228 of this proxy statement/prospectus, and Venus Concept’s financial statements and related notes included elsewhere in this proxy statement/prospectus.

	Years Ended December 31,			Three Months Ended March 31,
	2018	2017	2016	2019	2018
			(unaudited)	(unaudited)
	(in thousands of U.S. dollars, except share and per share data)
Consolidated Statements of Operation Data:
Revenue	$102,614	$89,074	$53,142	$24,580	$21,351
Cost of goods sold	23,259	20,866	12,758	6,515	4,982

Gross profit	79,355	68,208	40,384	18,065	16,369
Operating expenses
Selling and marketing	37,315	26,759	23,471	9,532	8,112
Research and development	7,047	5,678	4,693	2,061	1,332
General and administrative	27,432	20,606	18,389	7,779	5,228
Provision for bad debts	10,928	2,465	303	561	542

Total operating expenses	82,722	55,508	46,856	19,933	15,214

(Loss) income from operations	(3,367)	12,700	(6,472)	(1,868)	1,155
Foreign exchange loss (income)	3,266	(686)	1,079	697	(185)
Financial expenses	5,361	5,503	4,547	1,654	1,157

(Loss) income before income taxes	(11,994)	7,883	(12,098)	(4,219)	183
Income taxes expense	2,215	479	390	886	810

Net (loss) income	(14,209)	7,404	(12,488)	$(5,105)	$(627)

Net (loss) income per share:
Basic	$(1.82)	$0.29	$(1.16)	$(0.64)	$(0.13)
Diluted	$(1.82)	$0.22	$(1.16)	$(0.64)	$(0.13)

Weighted-average number of shares used in per share calculation
Basic	8,206	9,506	10,829	8,282	8,151
Diluted	8,206	12,705	10,829	8,282	8,151

	As at December 31,		As at March 31,
	2018	2017	2019
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,758	$20,194	$8,304
Working capital	44,531	51,645	49,809
Total assets	125,130	101,186	131,382
Total long-term liabilities	58,601	40,228	68,253
Total liabilities	88,675	58,425	99,650
Shareholders’ equity	36,455	42,761	31,732

	Years Ended December 31,			Three Months Ended March 31,
	2018	2017	2016 (unaudited)	2019	2018
				(unaudited)
Supplemental Financial Data:
Adjusted EBITDA (in thousands) (1)	$9,769	$14,310	$(3,517)	$(1,167)	$1,605

(1)	The following table reconciles net income to Adjusted EBITDA for the periods presented:

	Years Ended December 31,			Three Months Ended March 31,
	2018	2017	2016	2019	2018
			(unaudited)	(unaudited)
	(in thousands)
Reconciliation of Net (Loss) Income to Adjusted EBITDA:
Net (loss) income	$(14,209)	$7,404	$(12,488)	$(5,105)	$(627)
Foreign exchange loss (income)	3,266	(686)	1,079	697	(185)
Finance expenses	5,361	5,503	4,547	1,654	1,157
Income taxes expense	2,215	479	390	886	810
Depreciation and amortization	1,340	668	520	325	196
Stock-based compensation expense	1,257	942	2,435	375	254
Customer bankruptcy recorded in provision for bad debts	8,256	—	—	—	—
Terminated transaction costs recorded in professional fees	2,283	—	—	—	—

Adjusted EBITDA	$9,769	$14,310	$(3,517)	$(1,167)	$1,605

“Adjusted EBITDA” is a non-GAAP measure defined as net (loss) income before foreign exchange loss (income), financial expenses, income tax expense, depreciation and amortization, stock-based compensation and non-recurring items for a given period. Adjusted EBITDA is not a measure of Venus Concept’s financial performance under U.S. GAAP and should not be considered an alternative to net income or any other performance measures derived in accordance with U.S. GAAP. Accordingly, you should consider Adjusted EBITDA along with other financial performance measures, including net income, and Venus Concept’s financial results presented in accordance with U.S. GAAP. Other companies, including companies in Venus Concept’s industry, may calculate Adjusted EBITDA differently or not at all, which reduces its usefulness as a comparative measure. Venus Concept understands that although Adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of Venus Concept’s results as reported under U.S. GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect Venus Concept’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, Venus Concept’s working capital needs; and

•	although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

For the year ended December 31, 2018, Venus Concept had two non-recurring items totalling $10.5 million. The first item relates to a large chain account customer that filed for Chapter 11 bankruptcy protection in February of 2019. A trustee has been appointed by the court and Venus Concept is currently receiving monthly payments under the court-approved operating plan. However, as there is no guarantee that the full balance of the receivable will be collected, a provision of $8.3 million was charged to provision for bad debts for the year ended December 31, 2018. There were no system sales made to this chain account in 2018. Excluding this write-off, provision for bad debts as a percentage of revenue remained consistent with prior years. As of March 31, 2019 and December 31, 2018, no customer represented more than 2% of total outstanding accounts receivable. Accordingly, management believes this event is non-recurring in nature. The second item relates to a charge of approximately $2.3 million incurred in the fourth quarter of 2018 for professional fees related to a business combination transaction that was not completed. The circumstances around the termination of the transaction were considered unusual, and therefore, non-recurring in nature.

Venus Concept believes that Adjusted EBITDA is a useful measure for analysing the performance of Venus Concept’s core business because it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than the U.S. dollar, tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), stock-based compensation expense (because it is a non-cash expense) and non-recurring items as explained above.

Selected Unaudited Pro Forma Combined Financial Data of Restoration Robotics and Venus Concept

The following selected unaudited pro forma combined financial data presents the pro forma financial position and results of operations of the combined company based on the historical consolidated financial statements of Restoration Robotics and Venus Concept, after giving effect to the merger and the issuance of $21.0 million of common stock under the equity commitment letter financing and the Restoration Robotics note conversion. The unaudited pro forma combined balance sheet data as of March 31, 2019 gives effect to the merger and the issuance of $21.0 million of common stock under the equity commitment letter financing and the Restoration Robotics note conversion as if such transactions took place on March 31, 2019. The unaudited pro forma combined statement of operations data for the year ended December 31, 2018 and the three months ended March 31, 2019 gives effect to the merger and the issuance of $21.0 million of common stock under the equity commitment letter financing and the Restoration Robotics note conversion as if it took place on January 1, 2018. In the unaudited pro forma combined financial data, the merger has been accounted for as a reverse acquisition, with Venus Concept being deemed the acquiring company for accounting purposes.

The allocation of purchase consideration reflected in the unaudited pro forma combined financial data is preliminary and will be adjusted based on the fair value of purchase consideration on the closing date of the merger and upon completion of the final valuations of the fair value of the assets acquired and liabilities assumed of Restoration Robotics on the closing date of the merger. Although Restoration Robotics and Venus Concept management believes that the fair values assigned to the assets to be acquired and liabilities to be assumed reflected in the unaudited pro forma combined financial data are based on reasonable estimates and assumptions using currently available data, the results of the final allocation could be materially different from the preliminary allocation.

The unaudited pro forma combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X. Accordingly, the historical consolidated financial data of Restoration Robotics and Venus Concept has been adjusted to give pro forma effect to events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma combined statements of operations, expected to have a continuing impact on the combined results of operations of the combined company. In addition, the pro forma adjustments reflecting the completion of the merger are based upon the application of the acquisition method of accounting in accordance with U.S. GAAP and upon the assumptions set forth in the unaudited pro forma combined financial statements included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined financial data is presented for illustrative purposes only and is not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that would have been realized had the entities been combined during the periods presented.

The following selected unaudited pro forma combined financial data have been derived from, and should be read in conjunction with, the section titled “Unaudited Pro Forma Combined Financial Statements” beginning on page F-69 of this proxy statement/prospectus, Restoration Robotics’ consolidated financial statements and the related notes incorporated by reference in this proxy statement/prospectus, Venus Concept’s consolidated financial statements and the related notes in this proxy statement/prospectus, the sections titled “Venus Concept Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 231 of this proxy statement/prospectus, and the other information contained or incorporated by reference in this proxy statement/prospectus.

	Year Ended December 31, 2018		Three Months Ended March 31, 2019
	Pro Forma Combined	Pro Forma Combined Including Equity Commitment Letter Financing and the Restoration Robotics Note Conversion	Pro Forma Combined	Pro Forma Combined Including Equity Commitment Letter Financing and the Restoration Robotics Note Conversion
	(in thousands of U.S. dollars, except per share data)
Combined Statement of Operations Data:
Revenue	$124,570	$124,570	29,974	29,974
Cost of revenue	37,247	37,247	9,356	9,356

Gross profit	87,323	87,323	20,618	20,618
Operating expenses
Selling and marketing	55,519	55,519	14,102	14,102
Research and development	15,421	15,421	3,548	3,548
General and administrative	47,194	47,194	11,832	11,832

Total operating expenses	118,134	118,134	29,482	29,482

Loss from operations	(30,811)	(30,811)	(8,864)	(8,864)
Interest expense	(7,585)	(7,585)	(2,420)	(2,420)
Foreign exchange loss	(3,266)	(3,266)	(697)	(697)
Other expense, net	(549)	(549)	(46)	(46)

Loss before income taxes	(42,211)	(42,211)	(12,027)	(12,027)
Provision for income taxes	2,262	2,262	900	900

Net loss	$(44,473)	$(44,473)	$(12,927)	$(12,927)
Non-controlling interests	750	750	168	168

Net loss attributable to shareholders	$(45,223)	$(45,223)	$(13,095)	$(13,095)

Net loss per share, basic and diluted	$(0.18)	$(0.16)	$(0.05)	$(0.05)

	As at March 31, 2019
	Pro Forma Combined	Pro Forma Combined Including Equity Commitment Letter Financing and the Restoration Robotics Note Conversion
	(in thousands)
Combined Balance Sheet Data:
Cash and cash equivalents	$23,261	$42,761
Working capital	58,861	83,361
Total assets	194,011	213,511
Total long-term liabilities	91,231	86,231
Total liabilities	141,937	136,937
Total shareholders’ equity	52,074	76,574

Comparative Historical and Unaudited Pro Forma Per Share Data

Unless otherwise indicated, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 5 of this proxy statement/prospectus.

The information below reflects the historical net loss and book value per share of Restoration Robotics common stock and the historical net loss and book value per share of Venus Concept ordinary shares in comparison with the unaudited pro forma net loss and book value per share after giving effect to the merger of Restoration Robotics with Venus Concept on a pro forma basis, without giving effect to the equity commitment letter financing and the Restoration Robotics note conversion. You should read the tables below in conjunction with the audited financial statements of Restoration Robotics for the year ended December 31, 2018 and the unaudited financial statements of Restoration Robotics for the three months ended March 31, 2019 and the audited financial statements of Venus Concept for the year ended December 31, 2018 and the unaudited financial statements of Venus Concept for the three months ended March 31, 2019, the unaudited pro forma condensed combined financial information and the notes related to such financial statements included elsewhere or incorporated by reference in this proxy statement/prospectus.

	Year Ended December 31, 2018	Three Months Ended March 31, 2019
Restoration Robotics Historical Per Common Share Data:
Basic and diluted net loss per share	$(0.86)	$(0.18)
Book value per share	$0.05	$(0.13)

Venus Concept Historical Per Ordinary Shares Data:
Basic and diluted net loss per share	$(1.82)	$(0.64)
Book value per share	$4.46	$3.83

Combined Company Pro Forma Per Common Share Data:
Basic and diluted net loss per share	$(0.18)	$(0.05)
Book value per share	N/A	$0.21

VENUS CONCEPT MARKET PRICE AND DIVIDEND INFORMATION

Venus Concept is a private company and its ordinary shares and preferred shares are not publicly traded.

Dividends

Venus Concept has never paid or declared any cash dividends on its ordinary shares or preferred shares. If the merger does not occur, Venus Concept does not anticipate paying any cash dividends on its ordinary shares or preferred shares in the foreseeable future, except as may be required under its amended and restated certificate of incorporation, and Venus Concept intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of Venus Concept’s board of directors, subject to the requirements of Venus Concept’s amended and restated certificate of incorporation, and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, including under its credit facilities, restrictions imposed by applicable law and other factors Venus Concept’s then-current board of directors deems relevant.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Restoration Robotics common stock. You should also read and consider the other information in this proxy statement/prospectus and additional information about Restoration Robotics set forth in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, as amended, and the Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as amended, which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 293 of this proxy statement/prospectus for further information regarding the documents incorporated by reference into this proxy statement/prospectus.

Risks Related to the Merger

The exchange ratio will not be adjusted based on the market price of Restoration Robotics common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

At the effective time of the merger, outstanding ordinary shares and preferred shares of Venus Concept will be converted into shares of Restoration Robotics common stock. Applying the exchange ratio, the former Venus Concept shareholders immediately before the merger are expected to own approximately 85% of the aggregate number of shares of Restoration Robotics common stock following the merger, and Restoration Robotics stockholders immediately before the merger are expected to own approximately 15% of the aggregate number of shares of Restoration Robotics common stock following the merger, in each case without giving effect to the issuance of shares of the combined company’s common stock in the equity commitment letter financing, the Restoration Robotics note conversion and the Venus Concept note conversion.

Any changes in the market price of Restoration Robotics common stock before the completion of the merger will not affect the number of shares Venus Concept shareholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the merger the market price of Restoration Robotics common stock declines from the market price on the date of the Merger Agreement, then Venus Concept shareholders could receive merger consideration with substantially lower value. Similarly, if before the completion of the merger, the market price of Restoration Robotics common stock increases from the market price on the date of the Merger Agreement, then Venus Concept shareholders could receive merger consideration with substantially more value for their shares of Venus Concept capital stock than the parties had negotiated when they established the exchange ratio. The Merger Agreement does not include a price-based termination right. Because the exchange ratio does not adjust as a result of changes in the value of Restoration Robotics common stock, for each one percentage point that the market value of Restoration Robotics common stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to Venus Concept shareholders.

Failure to complete the merger may result in Restoration Robotics paying a termination fee to Venus Concept, which could harm the common stock price of Restoration Robotics and future business and operations of each company.

If the merger is not completed, Restoration Robotics and Venus Concept are subject to the following risks:

•

if the Merger Agreement is terminated under specified circumstances, Restoration Robotics will be required to pay Venus Concept a termination fee of $1,115,000 and up to $200,000 in expense reimbursements;

•	the price of Restoration Robotics common stock may decline and could fluctuate significantly; and

•	costs related to the merger, such as financial advisor, legal and accounting fees, some of which must be paid even if the merger is not completed.

If the Merger Agreement is terminated and the board of directors of Restoration Robotics or Venus Concept determines to seek another business combination, there can be no assurance that either Restoration Robotics or Venus Concept will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided under the Merger Agreement.

If the conditions to the merger are not satisfied or waived, the merger may not occur.

Even if the merger is approved by the shareholders of Venus Concept and the merger proposals are approved by the Restoration Robotics stockholders, specified conditions must be satisfied or waived to complete the merger. These conditions are set forth in the Merger Agreement and described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 143 of this proxy statement/prospectus. Restoration Robotics and Venus Concept cannot assure you that all of the conditions to the consummation of the merger will be satisfied or waived. If the conditions are not satisfied or waived, the merger may not occur or the closing may be delayed, and Restoration Robotics and Venus Concept each may lose some or all of the intended benefits of the merger.

The merger may be completed even though a material adverse effect may result from the announcement of the merger, industry-wide changes or other causes.

In general, neither Restoration Robotics nor Venus Concept is obligated to complete the merger if there is a material adverse effect affecting the other party between March 15, 2019, the date of the Merger Agreement, and the closing of the merger. However, certain types of changes are excluded from the concept of a “material adverse effect”. Such exclusions include, but are not limited to, changes in general economic or political conditions, industry wide changes, changes resulting from the announcement of the merger and changes in U.S. GAAP. Therefore, if any of these events were to occur adversely affecting Restoration Robotics or Venus Concept, the other party would still be obliged to consummate the closing of the merger. If any such adverse changes occur and Restoration Robotics and Venus Concept consummate the closing of the merger, the stock price of the combined company may suffer. This in turn may reduce the value of the merger to the stockholders of Restoration Robotics, Venus Concept or both. For a more complete discussion of what constitutes a material adverse effect on Restoration Robotics or Venus Concept, see the section entitled “The Merger Agreement—Representations and Warranties” beginning on page 128 of this proxy statement/prospectus.

While Restoration Robotics and Venus Concept have received commitments for the purchase of $21.0 million of shares of Restoration Robotics common stock, consummation of the equity commitment letter financing is subject to consummation of the merger. If Venus Concept and Restoration Robotics complete the merger, but the equity commitment letter financing does not close or the equity investors decide not to fund the optional additional $20.0 million in financing under the equity commitment letter, then the combined company will need to raise additional capital by issuing equity securities or additional debt, which may be on commercial terms less favorable than the equity commitment letter financing terms, cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations.

Concurrent with the execution of the Merger Agreement, Restoration Robotics and Venus Concept entered into an equity commitment letter with certain equity commitment investors, pursuant to which the equity investors agreed to purchase, in the aggregate, $21.0 million of Restoration Robotics common stock immediately following the consummation of the merger in a private placement. Additionally, the equity commitment investors, subject to certain exceptions and conditions, have the option to purchase an additional $20.0 million of Restoration Robotics common stock, but they are not obligated to purchase any or all of this additional amount. The closing of the equity commitment letter financing is subject to the following conditions: (i) the satisfaction of all conditions to closing under the Merger Agreement and the occurrence of the closing of the merger in accordance with the terms of the Merger Agreement; (ii) the execution of a securities purchase agreement and registration rights agreement by Restoration Robotics and such equity investor each of which will include customary terms for such agreements; and (iii) the satisfaction and performance by Restoration Robotics of the terms of the equity commitment letter. However, the funding of the purchase price for the shares to be issued under the equity commitment letter is not a condition to the closing of the merger.

Holders of equity in the combined company immediately following the merger will experience significant dilution as a result of the consummation of the equity commitment letter financing, which, assuming the conditions to the closing of the equity commitment letter are satisfied, will take place immediately following the completion of the merger. Since the equity commitment letter financing is subject to conditions in addition to the closing of the merger, Venus Concept and Restoration Robotics may complete the merger but not the equity commitment letter financing, even if Restoration Robotics stockholders approve the issuance of the shares in the equity commitment financing. If this were to occur, the combined company would have substantially less funds than Venus Concept and Restoration Robotics currently anticipate and would be required to raise additional funds sooner than currently planned. In addition, the equity investors have no obligation under the equity commitment letter to fund any of the additional $20.0 million pursuant to the equity commitment letter.

Additional financing, may not be available to the combined company when it is needed or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, the terms of such an issuance may be less favorable than the terms of the equity commitment letter financing and may cause more significant dilution to the combined company’s stockholders’ ownership. It is also possible that the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments.

Some Restoration Robotics and Venus Concept executive officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.

Directors and executive officers of Restoration Robotics and Venus Concept may have interests in the merger that are different from, or in addition to, the interests of other Restoration Robotics stockholders generally. These interests with respect to Restoration Robotics’ directors and executive officers may include, among others, severance payments under their employment agreements if their employment is terminated in a qualifying termination following the closing of the merger and rights to ongoing indemnification and insurance coverage for acts or omissions occurring prior to the merger. The directors and executive officers own options to purchase the shares of their respective company. Also, certain directors of Restoration Robotics and Venus Concept are participating in the equity commitment letter financing. The Restoration Robotics and Venus Concept boards were aware of and considered those interests, among other matters, in reaching their decision to approve and adopt the merger agreement, approve the merger, and recommend the approval of the merger agreement to Restoration Robotics and Venus Concept stockholders. These interests, among other factors, may have influenced the directors and executive officers of Restoration Robotics and Venus Concept to support or approve the merger.

For more information regarding the interests of Restoration Robotics and Venus Concept executive officers and directors in the merger, please see the sections titled “The Merger—Interests of Restoration Robotics’ Directors and Executive Officers in the Merger” beginning on page 112 and “The Merger—Interests of the Venus Concept Directors and Executive Officers in the Merger” beginning on page 117 of this proxy statement/prospectus.

The market price of Restoration Robotics common stock following the merger may decline as a result of the merger.

The market price of Restoration Robotics common stock may decline as a result of the merger for a number of reasons, including if:

•	investors react negatively to the prospects for the combined company’s business;

•	the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts;

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts; or

•	the combined company fails to raise an adequate amount of capital to fund its operations and continued development of its products and services.

Restoration Robotics stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, Restoration Robotics stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger. Restoration Robotics and Venus Concept stockholders will experience further dilution upon the closing of the equity commitment letter financing and the Restoration Robotics note conversion, which are expected to occur immediately following the closing of the merger.

If the merger is not completed, Restoration Robotics’ stock price may decline significantly.

The market price of Restoration Robotics common stock is subject to significant fluctuations. During the 15-month period ended March 31, 2019, the closing sales price of Restoration Robotics common stock on Nasdaq ranged from a high of $7.88 on March 22, 2018 to a low of $0.35 on December 24, 2018. Market prices for securities of early-stage medical technology companies have historically been particularly volatile. In addition, the market price of Restoration Robotics common stock will likely be volatile based on whether stockholders and other investors believe that Restoration Robotics can complete the merger or otherwise raise additional capital to support Restoration Robotics’ operations if the merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all. The volatility of the market price of Restoration Robotics common stock is exacerbated by low trading volume. Additional factors that may cause the market price of Restoration Robotics common stock to fluctuate include:

•

the initiation of, material developments in, or conclusion of litigation to enforce or defend its intellectual property rights or defend against claims involving the intellectual property rights of others;

•	the entry into, or termination of, key agreements, including commercial partner agreements;

•	announcements by commercial partners or competitors of new commercial products, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to medical devices, including with respect to other products and potential products in the hair restoration market;

•	the introduction of technological innovations that compete with its current and future products;

•	the loss of key employees;

•	future sales of its common stock;

•	general and industry-specific economic conditions that may affect its research and development expenditures;

•	the failure to meet industry analyst expectations; and

•	period-to-period fluctuations in financial results.

Volatility in the stock markets may have an adverse effect on the trading price of Restoration Robotics common stock.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Restoration Robotics common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. For example, in May and June 2018, a number of purported stockholder class action complaints were filed against Restoration Robotics, the members of Restoration Robotics’ board of directors (and affiliated venture funds), as well as certain of Restoration Robotics’ current and former officers and the underwriters in Restoration Robotics’ initial public offering. The complaints all allege, among other things, that Restoration Robotics’ Registration Statement filed with the SEC on September 1, 2017 and the prospectus filed with the SEC on October 13, 2017 in connection with Restoration Robotics’ initial public offering were inaccurate and misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading and omitted to state material facts required to be stated therein. The complaints seek unspecified money damages, other equitable relief and attorneys’ fees and costs. Any additional litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm Restoration Robotics’ profitability and reputation.

Venus Concept and Restoration Robotics security holders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the merger, the current stockholders of Venus Concept and Restoration Robotics will own a smaller percentage of the combined company than their ownership of their respective companies prior to the merger. Immediately after the merger, Venus Concept shareholders will own approximately 85% of the fully-diluted common stock of the combined company, with Restoration Robotics stockholders, whose shares of Restoration Robotics common stock will remain outstanding after the merger, owning approximately 15% of the fully-diluted common stock of the combined company, in each case without giving effect to the issuance of shares of the combined company’s common stock in the equity commitment letter financing, the Restoration Robotics note conversion and the Venus note conversion.

During the pendency of the merger, Restoration Robotics and Venus Concept may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects.

Covenants in the Merger Agreement impede the ability of Restoration Robotics and Venus Concept to make acquisitions during the pendency of the merger, subject to specified exceptions. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, proposing, seeking or knowingly encouraging, facilitating or supporting any inquiries, indications of interest, proposals or offers that constitute or may reasonably be expected to lead to certain transactions involving a third-party, including a merger, sale of assets or other business combination, subject to specified exceptions. Any such transactions could be favorable to such party’s stockholders, but the parties may be unable to pursue them. For more information, see the sections entitled “The Merger Agreement—Non-Solicitation—Restoration Robotics” beginning on page 134 and “The Merger Agreement—Non-Solicitation—Venus Concept” beginning on page 137 of this proxy statement/prospectus.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Restoration Robotics and Venus Concept from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances as described in further detail in the sections entitled “The Merger Agreement—Non-Solicitation—Restoration Robotics” beginning on page 134 and “The Merger Agreement—Non-Solicitation—Venus Concept” beginning on page 137 of this proxy statement/prospectus. In addition, if Restoration Robotics terminates the Merger Agreement under specified circumstances, including terminating because it enters into a definitive agreement with respect to a superior competing proposal, Restoration Robotics would be required to pay Venus Concept a termination fee of $1,115,000 and reimburse up to $200,000 of expenses. This termination fee may discourage third parties from submitting competing proposals to Restoration Robotics or its stockholders, and may cause Restoration Robotics’ board of directors to be less inclined to recommend a competing proposal.

Because the lack of a public market for Venus Concept’s capital stock makes it difficult to evaluate the fair market value of Venus Concept’s capital stock, the stockholders of Venus Concept may receive consideration in the merger that is less than the fair market value of Venus Concept’s capital stock and/or Restoration Robotics may pay more than the fair market value of Venus Concept’s capital stock.

The outstanding capital stock of Venus Concept is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Venus Concept’s capital stock. Because the percentage of Restoration Robotics equity to be issued to Venus Concept shareholders was determined based on negotiations between the parties, it is possible that the value of the Restoration Robotics common stock to be received by Venus Concept shareholders will be less than the fair market value of Venus Concept’s capital stock, or Restoration Robotics may pay more than the aggregate fair market value for Venus Concept’s capital stock.

Obtaining required governmental approvals necessary to satisfy the conditions to the completion of the merger may delay or prevent completion of the merger.

The completion of the merger is conditioned upon the receipt of certain governmental authorizations, consents, orders, rulings or other approvals, including tax rulings from the ITA, and the expiration of the waiting periods under the Companies Registrar of the Israeli Corporations Authority. Neither Restoration Robotics nor Venus Concept can assure you that the required approvals will be obtained on a timely basis, if at all. Even if all required approvals are obtained, no assurance can be given as to the terms, conditions and timing of the approvals or whether they will satisfy the terms of the Merger Agreement. See the sections titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 143 of this proxy statement/prospectus for a discussion of the conditions to the completion of the merger, and “The Merger Agreement—Israeli Law Matters” beginning on page 138 of this proxy statement/prospectus.

If Venus Concept is not successful in obtaining favorable tax rulings from the ITA, or if such rulings are issued after the closing date of the merger, Venus Concept shareholders may be subject to capital gains tax in Israel.

Venus Concept intends to prepare and file with the ITA an application for tax rulings with respect to withholding tax from capital gain as a result of the merger, both for Israeli tax residents and non-Israeli tax residents. Assuming Venus Concept receives the Israeli tax rulings from the ITA, the Israeli tax consequences of the merger will be in accordance with such tax rulings (if applicable to a particular Venus Concept shareholder). Pursuant to the Merger Agreement, obtaining such rulings is a condition to the obligations of Venus Concept to consummate the merger and, therefore, Venus Concept may elect not to consummate the merger if such tax rulings are not issued or in effect.

Alternatively, if Venus Concept elects to waive this condition and Venus Concept and the ITA do not agree to an alternative interim arrangement, Venus Concept shareholders may be subject to Israeli taxes on the exchange of securities in the merger. In general, under the Ordinance, the disposition of shares of an Israeli company is deemed to be a sale of capital assets (unless such shares are held for the purpose of trading). The Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available under the Ordinance or unless a treaty for the prevention of double taxation between Israel and the seller’s country of residence provides otherwise. In this regard, the Ordinance provides that if certain conditions are met, a non-Israeli tax resident should be exempt from capital gains tax in Israel subject to the presentation of a withholding tax certificate from the ITA.

No assurance can be given that the tax rulings will be issued to Venus Concept in a timely manner, or at all, or that an interim arrangement will be reached with the ITA. For a more detailed discussion of the material Israeli income tax consequences of the merger, see “The Merger Agreement—Tax Matters” beginning on page 142 of this proxy statement/prospectus. Venus Concept shareholders should consult their tax advisors to understand all the tax consequences of the merger to them.

Risks Related to the Combined Company

In determining whether you should approve the merger, the issuance of shares of Restoration Robotics common stock and other matters related to the merger, as applicable, you should carefully read the following risk factors in addition to the risks described above.

The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the merger.

The market price of the combined company’s common stock following the merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

•	introduction of new products, services or technologies, significant contracts, commercial relationships or capital commitments by competitors;

•	failure to meet or exceed financial and development projections the combined company may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits or government investigations, including patent or stockholder litigation;

•	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions;

•	sales of its common stock by the combined company or its stockholders in the future;

•	trading volume of the combined company’s common stock;

•	adverse publicity relating to hair restoration or other minimally invasive or non-invasive medical aesthetic procedures generally, including with respect to other products in such markets;

•	the introduction of technological innovations that compete with the products and services of the combined company; and

•	period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general, and markets for medical technology and aesthetic stocks in particular, have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.

Restoration Robotics is not in compliance with the continued listing requirements of the Nasdaq and if Restoration Robotics does not use its reasonable best efforts to maintain the continuous listing of its common stock on the Nasdaq, then Venus Concept is not under any obligation to consummate the merger.

In 2019, Restoration Robotics received three letters from Nasdaq indicating that for 30 consecutive business days: (i) Restoration Robotics did not maintain a minimum market value of listed securities, or MVLS, of $50.0 million (received January 18, 2019); (ii) Restoration Robotics common stock did not maintain a minimum closing bid price of $1.00, or Minimum Bid Price Requirement (received March 14, 2019); and (iii) Restoration Robotics common stock did not maintain a minimum market value of publicly held shares, or MVPHS, of $15.0 million in each case, as required by the Nasdaq Listing Rules, or the Listing Rules (received March 15, 2019). In accordance with the Listing Rules, Restoration Robotics has 180 calendar days, or until July 17, 2019 for the MVLS deficiency, September 10, 2019 for the Minimum Bid Price Requirement deficiency, and September 11, 2019 for the MVPHS deficiency, to regain compliance with the applicable rule.

In accordance with the applicable Listing Rules, if Restoration Robotics is unable to regain compliance prior to the expiration of the other applicable grace periods, it will be required to transfer to the Nasdaq Capital Market, subject to Restoration Robotics’ ability to meet the listing standards of the Nasdaq Capital Market. If Restoration Robotics is unable to meet the listing standards of the Nasdaq Capital Market, Restoration Robotics will be delisted.

On July 18, 2019, Restoration Robotics received a letter from Nasdaq setting forth a determination to delist Restoration Robotics common stock from Nasdaq on July 29, 2019 as a result of its failure to regain compliance with the MVLS requirement by July 17. Restoration Robotics has requested a hearing with the Hearing Panel at Nasdaq to appeal the delisting determination. Nasdaq has set the hearing date for September 5, 2019. Accordingly, the delisting action referenced in the July 18, 2019 letter from Nasdaq has been stayed pending a final written decision by the Hearing Panel.

Because Restoration Robotics is required to use reasonable best efforts to maintain the continued listing of the Restoration Robotics common stock if the Restoration Robotics common stock is delisted prior to the closing, then Venus Concept may not be obligated to close the merger.

Additionally, a decrease in the stock price of the combined company may cause the combined company’s common stock to no longer satisfy the continued listing standards of the Nasdaq Capital Market. If the combined company is not able to maintain the requirements for listing on the Nasdaq Capital Market, it could be delisted, which could have a materially adverse effect on the combined company’s ability to raise additional funds as well as the price and liquidity of its common stock.

Following the merger, the combined company may be unable to integrate successfully the businesses of Restoration Robotics and Venus Concept and realize the anticipated benefits of the merger.

The merger involves the combination of two companies which currently operate as independent companies. Following the merger, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the merger if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:

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the inability to successfully combine the businesses of Restoration Robotics in a manner that permits the combined company to achieve the synergies anticipated to result from the merger, which would result in the anticipated benefits of the merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	complexities associated with managing the combined businesses;

•	integrating personnel from the two companies;

•	creation of uniform standards, controls, procedures, policies and accounting and other information systems;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations.

In addition, Restoration Robotics and Venus Concept have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain relationships with customers, suppliers and employees or the ability to achieve the anticipated benefits of the merger, or could reduce the earnings or otherwise adversely affect the business and financial results of the combined company.

The combined company may need to raise additional capital in the future, and such funds may not be available on attractive terms, or at all.

The combined company expects to need to raise additional capital in the future to support its operations even if the equity commitment letter financing closes and the equity investors thereunder exercise their option to purchase an additional $20.0 million of shares of Restoration Robotics. The combined company cannot be certain that additional capital will be available as needed or on acceptable terms, or at all. If the combined company requires additional capital at a time when an investment in the combined company, in medical technology or medical aesthetic product companies or the market in general is limited, the combined company may not be able to raise additional funds at the time that it desires, or at all. If the combined company does raise additional funds through the issuance of equity or convertible securities, the percentage ownership of holders of its ordinary shares could be significantly diluted and these newly issued securities may have rights, preferences, or privileges senior to those of holders of the ordinary shares. If the combined company obtains additional debt financing, a substantial portion of its operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of any additional debt could impose significant restrictions on the combined company’s operations. The terms of the Madryn Credit Agreement and the CNB Loan Agreement limit Venus Concept’s ability to incur additional indebtedness. If the combined company raises additional funds through licensing arrangements, it could be required to relinquish significant rights to its products, and services or grant licenses on terms that are not favorable to Venus Concept.

The consummation of the merger requires the consent of Madryn under the Madryn credit agreement and if Venus Concept does not satisfy the conditions of the consent, it will nonetheless be obligated to close the merger without Madryn’s consent, which will result in a default under the terms of the Madryn Credit Agreement.

On March 15, 2019, Venus Concept and the Subsidiary Obligors entered into a letter agreement with Madryn, which was amended on July 26, 2019, pursuant to which Madryn has committed to consent to the merger, subject to the satisfaction of certain conditions, including, the receipt of cash proceeds from a private placement in an aggregate amount of at least $20.0 million (excluding any investment made by Madryn or its affiliates) and the repayment of indebtedness under the Solar Loan Agreement, not later than the close of business on the merger closing date, and giving effect to the closing of the merger and the repayment of the Solar indebtedness, having $20.0 million of unrestricted cash on hand. Pursuant to the equity commitment letter, Madryn committed $3.5 million. In the event that the $20.0 million of equity financing is not consummated or the Solar debt is not repaid on or prior to the consummation of the merger, Madryn’s consent to the merger would not be effective. The effectiveness of the Madryn consent is not a condition to the closing of the merger and, assuming all other conditions to the closing of the merger were satisfied, Venus Concept nonetheless would be obligated to close the merger without Madryn’s consent, which would result in an event of default under the Madryn Credit Agreement. In the event of a default under the Madryn Credit Agreement, Madryn may foreclose on the collateral granted to collateralize the indebtedness, which will significantly affect Venus Concept’s ability to operate its business.

The combined company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting and other expenses as a public company that Venus Concept did not incur as a private company, including costs associated with public company reporting obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The combined company will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, as well. These rules and regulations are expected to increase the combined company’s legal and financial compliance costs and to make some activities more time-consuming and costly. The combined company’s management team will consist of the executive officers of Venus Concept prior to the merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the combined company complies with all of these requirements. Any changes the combined company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the combined company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

The unaudited pro forma condensed combined financial data for Restoration Robotics and Venus Concept included in this proxy statement/prospectus is preliminary, and Restoration Robotics’ actual financial position and operations after the merger may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.

The unaudited pro forma financial data for Restoration Robotics and Venus Concept included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of the combined company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the periods presented. The combined company’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma financial data included in this proxy statement/prospectus. The purchase price allocation reflected in this proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Restoration Robotics as of the date of the completion of the merger. Further, the combined company expects to recognize a significant amount of additional goodwill in the merger. The goodwill will be subject to annual impairment assessments and a material change may be necessary if the results of operations and cash flows are unable to support the goodwill subsequent to the merger. For more information see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page F-68.

Restoration Robotics is, and the combined company following the merger is expected to be, an emerging growth company and a smaller reporting company within the meaning of the Securities Act and Restoration Robotics has taken advantage of certain exemptions from disclosure requirements available to emerging growth companies and smaller reporting companies; this could make the combined company’s securities less attractive to investors and may make it more difficult to compare the combined company’s performance with other public companies.

Restoration Robotics is, and the combined company following the merger is expected to continue to qualify as, an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Restoration Robotics has taken advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies or smaller reporting companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in Restoration Robotics’ periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on certain executive compensation matters and reduced reporting periods. As a result, stockholders may not have access to certain information they may deem important. Restoration Robotics is, and the combined company is expected to be, an emerging growth company and smaller reporting company, although circumstances could cause the loss of that status earlier. Restoration Robotics cannot predict whether investors will find its (or the combined company’s) securities less attractive because Restoration Robotics (or the combined company) rely on these exemptions. If some investors find the securities less attractive as a result of reliance on these exemptions, the trading prices of the combined company’s securities may be lower than they otherwise would be, there may be a less active trading market for the combined company’s securities and the trading prices of the securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from complying with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. Restoration Robotics has elected not to opt out of such extended transition period. Accordingly, when a standard is issued or revised and it has different application dates for public or private companies, Restoration Robotics (or the combined company following the merger), as an emerging growth company, could adopt the new or revised standard at the time private companies adopt the new or revised standard, unless early adoption is permitted by the standard. It is expected that the combined company will continue to use private company adoption dates for ASC 606, Contracts with Customers and ASC 842, Leases. This may make comparison of Restoration Robotics and the combined company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may discourage any takeover attempts the company stockholders may consider favorable, and may lead to entrenchment of management .

Provisions of the combined company’s amended and restated certificate of incorporation and amended and restated bylaws could delay or prevent changes in control or changes in management without the consent of the board of directors. These provisions will include the following:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of the board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the exclusive right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the board of directors;

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the ability of the board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the ability of the board of directors to alter its bylaws without obtaining stockholder approval;

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the required approval of at least 66 2⁄3% of the shares entitled to vote at an election of directors to adopt, amend or repeal its bylaws or repeal the provisions of the amended and restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of the stockholders;

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the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of the stockholders to force consideration of a proposal or to act, including the removal of directors; and

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advance notice procedures that stockholders must comply with in order to nominate candidates to the board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the combined company.

In addition, these provisions would apply even if the combined company were to receive an offer that some stockholders may consider beneficial.

The combined company will also be subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law (DGCL), or Section 203. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

The certificate of incorporation of the combined company will provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or other employees.

The certificate of incorporation of the combined company will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on the combined company’s behalf, any action asserting a breach of fiduciary duty owed by any of its directors, officers or other employees to the combined company or its stockholders, any action asserting a claim against it arising pursuant to any provisions of the DGCL, its certificate of incorporation or its bylaws, or any action asserting a claim against it that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The certificate of incorporation of the combined company also provides that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, the enforceability of similar federal court choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees, which may discourage such lawsuits against the combined company and its directors, officers and other employees.

Restoration Robotics and Venus Concept do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the growth of the combined company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the merger, there had been no public market for Venus Concept ordinary shares. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for the combined company’s common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing security holders of Restoration Robotics and Venus Concept sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of             , 2019, shares expected to be issued upon completion of the merger, and assuming completion of the equity commitment letter financing and the Restoration Robotics note conversion, the combined company is expected to have outstanding a total of approximately              shares of common stock immediately following the completion of the merger. Of the              shares of common stock,              shares, will be available for sale in the public market beginning 90 days after the closing of the merger as a result of the expiration of lock-up agreements between Restoration Robotics and Venus Concept on the one hand and certain security holders of Restoration Robotics and Venus Concept on the other hand. All other outstanding shares of common stock, other than shares held by affiliates of the combined company, will be freely tradable, without restriction, in the public market. In addition, shares of common stock that are subject to outstanding options of Venus Concept will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the combined company’s common stock could decline.

After completion of the merger, Venus Concept’s executive officers, directors and principal shareholders will have the ability to control or significantly influence all matters submitted to the combined company’s stockholders for approval.

Upon the completion of the merger, it is anticipated that Venus Concept’s executive officers, directors and principal shareholders will, in the aggregate, beneficially own approximately 73% of Restoration Robotics’

outstanding shares of common stock on a fully diluted basis, before giving effect to the equity commitment letter financing, the Restoration Robotics note conversion and the Venus note conversion. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the combined company’s stockholders for approval, as well as the combined company’s management and affairs. For example, if they choose to act together, these persons would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the combined company’s assets. Within this group, before giving effect to the equity commitment letter financing, the Restoration Robotics note conversion and the Venus note conversion, Longitude Venture Partners II, L.P and its affiliates will own approximately 20.8% and EW Healthcare and its affiliates will own approximately 19.9%, respectively, of Restoration Robotics outstanding shares. This concentration of voting power could delay or prevent an acquisition of the combined company on terms that other stockholders may desire.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, the combined company’s stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The combined company will have broad discretion in the use of proceeds from the equity commitment letter financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment, and a significant portion of the proceeds may be used to repay Restoration Robotics’ outstanding debt.

The combined company will have broad discretion over the use of proceeds from the equity commitment letter financing. You may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on your investment. The combined company’s failure to apply the net proceeds of the equity commitment letter financing effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the net proceeds from the equity commitment letter financing.

The outstanding aggregate principal amount and accrued and unpaid interest under Restoration Robotics loan and security agreement with Solar Capital Ltd., or Solar, and certain other lenders thereunder, or the Solar Agreement, must be paid off as a condition to Madryn’s consent to the merger. To the extent that Restoration Robotics does not have available cash to repay the borrowings under the Solar Agreement, a significant portion of the proceeds from the equity commitment letter financing will be used to repay the borrowings under the Solar Agreement. In the event that the borrowings under the Solar Agreement are not repaid, Madryn’s consent to the merger will not be effective and an event of default will occur under the Madryn Credit Agreement upon consummation of the merger. The outstanding balance on the Solar loan was $20.0 million and accrued interest totaled $180,000 as of March 31, 2019. Additionally, upon a prepayment of the Solar loan between May 10, 2019 and May 10, 2020, Restoration Robotics must also pay a final fee of $960,000 and prepayment premium of 2.00% of the amount prepaid.

Because the merger will result in an ownership change under Section 382 of the Code for Restoration Robotics, Restoration Robotics’ pre-merger net operating loss carryforwards and certain other tax attributes will be subject to limitation or elimination. The net operating loss carryforwards and certain other tax attributes of Venus Concept and of the combined company may also be subject to limitations as a result of ownership changes.

If a corporation undergoes an “ownership change” within the meaning of Section 382 of the Code, the corporation’s net operating loss carryforwards and certain other tax attributes arising before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation’s equity ownership by certain stockholders that exceeds 50 percentage points by value over a rolling three-year period. Similar rules may apply under applicable state income tax laws. The merger will result in an ownership change for Restoration Robotics and, accordingly, Restoration Robotics’ net operating loss carryforwards and certain other tax attributes will be subject to limitation and possibly elimination after the merger. The merger may limit Venus Concept’s net operating loss carryforwards and certain other tax attributes. Additional ownership changes in the future could result in additional limitations on Restoration Robotics’, Venus Concept’s and the combined company’s net operating loss carryforwards and certain other tax attributes. Consequently, even if the combined company achieves profitability, it may not be able to utilize a material portion of Restoration Robotics’, Venus Concept’s or the combined company’s net operating loss carryforwards and certain other tax attributes, which could have a material adverse effect on cash flow and results of operations.

Even if the merger qualifies as a reorganization under Section 368(a) of the Code a U.S. holder may still recognize gain as a result of the merger if the U.S. holder owned Venus Concept capital stock at a time when Venus Concept was a PFIC for U.S. federal income tax purposes.

Notwithstanding that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the merger could be a taxable event to U.S. holders of Venus Concept capital stock under the PFIC provisions of the Code, as discussed under the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger to United States Holders of Venus Concept Capital Stock—Passive Foreign Investment Company Rules” beginning on page 121 of this proxy statement/prospectus. If Venus Concept was a PFIC for any taxable year during which a U.S. holder owned Venus Concept capital stock, certain adverse U.S. federal income tax consequences, including recognition of gain, could apply to such U.S. holder as a result of the merger, unless certain exceptions apply.

U.S. holders of Venus Concept capital stock should consult their tax advisors regarding the tax consequences of the merger to them if such holders owned Venus Concept capital stock at any time Venus Concept were treated as a PFIC.

If the combined company fails to maintain adequate and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

The combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. The combined company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Venus Concept has never been required to test its internal controls within a specified period. This will require that the combined company incur substantial professional fees and internal costs to expand its accounting, finance, and compliance functions and that it expend significant management resources. The combined company may experience difficulty in meeting these reporting requirements in a timely manner.

The combined company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the combined company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities and could face potential stockholder litigation.

Risks Related to Venus Concept’s Business

Venus Concept’s product sale strategy is focused on a subscription-based business model, and the success of this sales strategy depends on the continued adoption and use of Venus Concept subscription-based products and services.

To address the financial barriers faced by physicians and aesthetic service providers globally, in Venus Concept’s direct operations, Venus Concept focuses its product sale strategy on a subscription-based business model. Venus Concept’s subscription model includes an up-front fee and a monthly payment schedule, typically over a period of 36 months, with approximately 40% of total contract payments collected in the first year. If economic circumstances are appropriate, Venus Concept provides customers in good standing with the opportunity to “upgrade” to new agreements for the newest available or alternative Venus Concept technology throughout the subscription period. Venus Concept’s success depends on growing market adoption by traditional and non-traditional providers and use of its subscription-based business model. Venus Concept’s subscription-based model may not be adopted by customers and potential customers at the rate Venus Concept anticipates. Venus Concept’s ability to increase the number of customers who purchase its products and services, or participate in its subscription-based programs and make its products a significant part of their practices, depends in part on the success of its direct sales and marketing programs. Before potential customers make a subscription-based purchase, they may need to recoup the cost of products that they have already purchased from competitors, and thus they may decide to delay participating in Venus Concept’s subscription-based programs, or decide not to participate at all. If Venus Concept is unable to increase market adoption and use of its products and services through its subscription-based model, the number of systems it sells may be lower than anticipated.

Venus Concept’s subscription-based model exposes Venus Concept to the credit risk of its customers over the life of the subscription agreement. In the event that Venus Concept’s customers fail to make the monthly payments under their subscription agreements, Venus Concept’s financial results may be adversely affected.

For the three months ended March 31, 2019 and the years ended December 31, 2018, 2017 and 2016, approximately 71%, 75%, 77% and 54%, respectively, of Venus Concept’s system revenues were derived from its subscription model. Venus Concept collects an up-front fee, combined with a monthly payment schedule typically over a period of 36 months, with approximately 40% of total contract payments collected in the first year. For accounting purposes, these arrangements are considered to be sales-type finance leases, where the present value of all cash flows to be received under the subscription agreement is recognized as revenue upon shipment of the system to the customer. As part of its sales and marketing effort, Venus Concept does not require its customers to undergo a credit check or register a lien or security interest under the Uniform Commercial Code or similar legislation, as is typically required with a third-party equipment leasing financing. Instead, to ensure that each monthly product payment is made on time and that the customer’s systems are serviced in accordance with the terms of the warranty, every product requires a monthly activation code, which Venus Concept provides to the customer upon receiving each monthly payment. If a customer does not timely pay a monthly installment, the customer will not receive an activation code and will be unable to use the system for any procedures. This process does not protect Venus Concept from the economic impact of a customer’s failure to make its monthly payments and as an unsecured creditor, Venus Concept is subject to a greater risk in the event of a customer default. Venus Concept cannot provide any assurance that the financial position of customers purchasing its products and services under a subscription agreement will not change adversely before Venus Concept receives all of the monthly installment payments due under the contract. In the event that there is a default by any of the customers to whom Venus Concept has sold systems under the subscription model, Venus Concept may recognize bad debt expenses in its general and administrative expenses. If this bad debt expense is material, it could negatively affect Venus Concept’s results of operations and cash flows.

One of Venus Concept’s large customers filed for bankruptcy protection in February 2019 and Venus Concept has recorded a provision for bad debts of $8.3 million against the receivable for this customer for the year ended December 31, 2018, and if Venus Concept experiences other customer defaults under its subscription agreements, its financial results may be adversely effected.

In February 2019, one of Venus Concept’s large customers filed for bankruptcy protection. Prior to the bankruptcy filing, Venus Concept had entered into numerous subscription agreements between 2015 and 2017 with this customer. Venus Concept recorded a provision for bad debts of $8.3 million against the receivable for this customer for the year ended December 31, 2018. In connection with the bankruptcy, the debtors filed an adversary action against Venus Concept (and several others) seeking to avoid any security interest of Venus Concept, to recover 89 units that had been transferred back to Venus Concept, the return of approximately $150,000 paid to Venus Concept within the 90 days before the bankruptcy filing and to disallow Venus Concept’s asserted claim of approximately $5.9 million. Venus Concept and the debtors entered into a settlement agreement, which was approved by the bankruptcy court on May 24, 2019, pursuant to which, among other things, a third-party purchaser would buy and assume certain Venus Concept units from the debtors and pay a total of approximately $2.7 million to Venus Concept over 25 months, debtors would release and waive any and all claims against Venus Concept, including the preference claim, Venus Concept would retain and have all rights to previously terminated units, and any units in possession of the debtors or that were subsequently discovered to be property of the debtor would be returned to Venus Concept without further cost to Venus Concept. Pursuant to the settlement agreement, Venus Concept agreed to waive and release the debtors from all claims (other than those specifically carved out). Venus Concept does not anticipate receiving any further distribution from this customer’s bankruptcy due to the releases provided for in the settlement agreement. Although Venus Concept is currently receiving monthly payments under the new agreement with the purchaser of Venus Concept’s customer’s assets, Venus Concept cannot assure you that it will receive the full amount. Furthermore, Venus Concept cannot assure you that it will not experience further customer defaults under its subscription agreements that could have a material adverse effect on its financial position.

Venus Concept offers credit terms to some qualified customers. In the event that any of these customers default on the amounts payable to Venus Concept, Venus Concept’s financial results may be adversely affected.

In addition to its subscription-based model, Venus Concept generally offers credit terms of 30 to 60 days to qualified customers and distributors. In the event that there is a default by any of the customers to whom Venus Concept has provided credit terms, Venus Concept may recognize bad debt expenses in its general and administrative expenses. If this bad debt expense is material, it could negatively affect Venus Concept’s future results of operations, and cash flows. Additionally, in the event of deterioration of general business conditions, Venus Concept may be subject to increased risk of non-payment of its accounts receivables. Venus Concept may also be adversely affected by bankruptcies or other business failures of its customers, distributors, and potential customers. A significant delay in the collection of accounts receivables or a reduction of accounts receivables collected may impact Venus Concept’s liquidity or result in bad debt expenses.

Venus Concept’s competitors may emulate its subscription model and erode its competitive advantage.

Venus Concept’s subscription-based model allows it to penetrate new markets and access a broader customer base because it offers an alternative to traditional equipment lease financing. For the three months ended March 31, 2019 and the year ended December 31, 2018, approximately 71% and 75%, respectively, of systems revenues were derived from the subscription model. However, to the extent Venus Concept continues to be successful in growing the market adoption of its products through its subscription-based model, competitors may seek to emulate this model. Although, Venus Concept believes that its products compete effectively with the products offered by its competitors, its customers may be more willing to purchase the products of its competitors if they were offered through a subscription model. If customers decide to use the products of its competitors instead of Venus Concept’s systems, Venus Concept’s financial performance will be adversely affected.

Venus Concept’s loan and security agreements contain restrictions that limit its flexibility in operating its business.

On October 11, 2016, Venus Concept entered into a credit agreement as a guarantor with Madryn Health Partners, LP, as administrative agent, and certain of its affiliates as lenders, or collectively, Madryn, as amended, or the Madryn Credit Agreement, pursuant to which Madryn agreed to make certain loans to certain of Venus Concept’s subsidiaries, or the Subsidiary Obligors. The Madryn Credit Agreement is comprised of four tranches of debt aggregating $70.0 million. As at March 31, 2019, the Subsidiary Obligors had borrowed $60.0 million under the term A-1 and A-2 and B tranches of the Madryn Credit Agreement. Term C borrowings of $10.0 million may be made available to the Subsidiary Obligors at the discretion of Madryn on or prior to September 30, 2019, however, the Term C facility is not committed, and the proceeds of this tranche must be used to consummate a mutually agreed upon acquisition or investment. Borrowings under the Madryn Credit Agreement are secured by substantially all of the assets of Venus Concept and the Subsidiary Obligors. The outstanding principal amount of the loans and all accrued and unpaid interest are due and payable in full on September 30, 2022.

The Madryn Credit Agreement also contains various covenants that limit the ability of Venus Concept and its subsidiaries to engage in specified types of transactions. Subject to limited exceptions, these covenants limit Venus Concept’s ability, without Madryn’s consent, to, among other things:

•	sell, lease, transfer, exclusively license or dispose of Venus Concept’s assets;

•	create, incur, assume or permit to exist additional indebtedness or liens, which may limit Venus Concept’s ability to raise additional capital;

•	make restricted payments, including paying dividends on, repurchasing or making distributions with respect to Venus Concept’s capital stock;

•	pay any cash dividend or make any other cash distribution or payment in respect of Venus Concept’s capital stock;

•	make specified investments (including loans and advances);

•	make changes to certain key personnel including Venus Concept’s President and Chief Executive Officer;

•	merge, consolidate or liquidate; and

•	enter into certain transactions with affiliates.

In addition, the Madryn Credit Agreement contains certain covenants that require Venus Concept together with its subsidiaries to (a) use commercially reasonable efforts to raise an aggregate of at least $60.0 million of equity proceeds through the earlier to occur of December 31, 2019 and the termination of the merger agreement

(which includes amounts raised pursuant to the equity commitment letter) and (b) achieve certain minimum revenue and liquidity thresholds. The minimum revenue and liquidity covenants require that Venus Concept and its subsidiaries, on a consolidated basis, achieve (i) minimum reported revenue targets for any four consecutive fiscal quarter period of an amount equal to the greater of (A) $100,000,000 and (B) one hundred and fifty percent (150%) of the aggregate outstanding amount of the loans as of the last day of such four consecutive fiscal quarter period, (ii) minimum levels of cash held in deposit accounts controlled by Madryn to be no less than $2,000,000 and (iii) minimum levels of cash held in all deposit accounts, plus availability under the CNB Loan Agreement, to be no less than $5,000,000. Starting on June 25, 2019, Venus Concept was not in compliance with the minimum liquidity covenant. In addition, Venus Concept failed to timely pay an interest payment due June 28, 2019, although this interest payment was subsequently made on July 10, 2019. Venus Concept received a letter from Madryn on July 5, 2019 stating that an event of default exists as a result of Venus Concept’s failure to timely pay the interest payment due June 28, 2019. On July 26, 2019, Venus Concept and Madryn executed a waiver and amendment to the Madryn Credit Agreement pursuant to which, Madryn lowered the liquidity covenant from $2,000,000 to $200,000 through the earlier of August 30, 2019 and the time Venus Concept raises $21.0 million in additional equity. Madryn waived the existing events of default. In addition, the amendment to the Madryn Credit Agreement includes, among other changes, a requirement that Venus Concept complete an equity financing with proceeds of $21.0 million no later than August 30, 2019.

If Venus Concept together with its subsidiaries fails to comply with these revised covenants, including the requirement to raise additional equity financing by August 30, 2019, or fails to use commercially reasonable efforts to raise the required amount of equity proceeds in the required time frame, such failure will result in a default and enable Madryn to require Venus Concept and the Subsidiary Obligors to repay all outstanding principal amounts and accrued interest. In the event of a default, if Venus Concept and the Subsidiary Obligors are unable to repay all outstanding amounts, Madryn may foreclose on the collateral granted to it to collateralize the indebtedness, which will significantly affect Venus Concept’s ability to operate it business.

If all or any portion of the loans under the Madryn Credit Agreement are prepaid then a prepayment premium must be paid equal to: (i) 8.00% of the loans prepaid if prepaid on or prior to August 31, 2019; (ii) 6.50% if prepaid after August 31, 2019 but on or prior to August 31, 2020; (iii) 5.00% if prepaid after August 31, 2020 but on or prior to February 28, 2021; (iv) 4.00% if prepaid after February 28, 2021 but on or prior to August 31, 2021; (v) 3.00% percent if prepaid after August 31, 2021 but on or prior to February 28, 2022; and (vi) 2.00% if prepaid after February 28, 2022.

On August 29, 2018, Venus Concept entered into an Amended and Restated Loan Agreement as a guarantor with City National Bank of Florida, or CNB, as amended, or the CNB Loan Agreement, pursuant to which CNB agreed to make certain loans and other financial accommodations to the Subsidiary Obligors. In connection with the CNB Loan Agreement, Venus Concept also entered into a Guaranty Agreement with CNB dated as of August 29, 2018, or the CNB Guaranty, pursuant to which Venus Concept agreed to guaranty the obligations of its subsidiaries under the CNB Loan Agreement. As of March 31, 2019, the CNB Loan Agreement provided for a revolving loan commitment of $7.5 million and $6.7 million was drawn thereunder. Borrowings under the CNB Loan Agreement are secured by substantially all of the assets of the Subsidiary Obligors and the CNB Guaranty.

On April 25, 2019, the revolving loan commitment under the CNB Loan Agreement was increased to $10.0 million and the CNB Loan Agreement was further amended to require the consummation on or before July 31, 2019 of both the merger and an equity financing of at least $20.0 million. If both such events are not consummated by July 31, 2019, an event of default will occur under the CNB Loan Agreement on August 30, 2019, unless by such date either (i) the outstanding principal balance of loans in excess of $7.5 million has been repaid or (ii) the merger and an equity financing of at least $20.0 million have been consummated.

The CNB Loan Agreement contains various covenants that limit Venus Concept’s and its subsidiaries’ ability to engage in specified types of transactions. Subject to limited exceptions, these covenants limit Venus Concept’s ability, without CNB’s consent, to, among other things, sell, lease, transfer, exclusively license or dispose of Venus

Concept’s assets, incur, create or permit to exist additional indebtedness, or liens, to make dividends and certain other restricted payments, and to make certain changes to its management and/or ownership structure.

In addition, the CNB Loan Agreement contains certain covenants that require the Subsidiary Obligors to achieve certain minimum account balances, or a minimum debt service coverage ratio and a maximum total liability to tangible net worth ratio. If the Subsidiary Obligors fail to comply with these covenants, it will result in a default and require Venus Concept and the Subsidiary Obligors to repay all outstanding principal amounts and accrued interest. As of March 31, 2019, Venus Concept was not in compliance with the minimum debt service coverage ratio of its credit facility with CNB. In June 2019, Venus Concept received a waiver removing the requirement to meet the minimum debt service coverage ratio for the period ended March 31, 2019. As of June 30, 2019, Venus Concept was not in compliance with the minimum debt service coverage ratio under its credit facility with CNB. In July 2019, the Company received a one-time waiver removing the requirement to meet the minimum debt service coverage ratio for the period ended June 30, 2019 and agreeing that future periods will not be measured until August 30, 2019.

In the event of a default, if Venus Concept and the Subsidiary Obligors are unable to repay all outstanding amounts, CNB may foreclose on the collateral granted to it to collateralize the indebtedness, which includes the enforcement of the CNB Guaranty, which will significantly affect Venus Concept’s ability to operate its business. The occurrence of any event of default under the CNB Loan Agreement would trigger an event of default under the Madryn Credit Agreement. Additionally, the occurrence of any event of default under the Madryn Credit Agreement would trigger an event of default under the CNB Loan Agreement. CNB has provided a waiver for cross defaults arising under the Madryn Credit Agreement until August 30, 2019.

Venus Concept’s recurring losses from operations and negative cash flows raise substantial doubt about its ability to continue as a going concern.

Venus Concept has had recurring net operating losses and negative cash flows from operations, and until Venus Concept generates revenue at a level to support its cost structure, it expects to continue to incur substantial operating losses and net cash outflows. As of March 31, 2019, and December 31, 2018, Venus Concept had an accumulated deficit of $40.3 million and $35.1 million, respectively. Venus Concept’s recurring losses from operations and negative cash flows raise substantial doubt about its ability to continue as a going concern, meaning that it may be unable to continue operations for the foreseeable future or realize assets and discharge liabilities in the ordinary course of operations. In order to continue its operations, Venus Concept must achieve profitable operations and/or obtain additional equity or debt financing. There can be no assurance that Venus Concept will be successful in raising additional capital or that such capital, if available, will be on terms that are acceptable to Venus Concept. If Venus Concept is unable to raise sufficient additional capital, it may be compelled to reduce the scope of its operations and planned capital expenditures or sell certain assets, including intellectual property assets. The report of Venus Concept’s independent registered public accounting firm on its consolidated financial statements as of and for the year ended December 31, 2018 and 2017, includes an explanatory paragraph indicating that there is substantial doubt about Venus Concept’s ability to continue as a going concern. Venus Concept’s consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Venus Concept may need to raise additional capital in the future, and such funds may not be available on attractive terms, or at all.

Venus Concept expects to need to raise additional capital in the future to support its operations. Venus Concept cannot be certain that additional capital will be available as needed or on acceptable terms, or at all. If Venus Concept requires additional capital at a time when an investment in Venus Concept, in medical technology or medical aesthetic product companies or the market in general is limited, Venus Concept may not be able to raise additional funds at the time that it desires, or at all. If Venus Concept does raise additional funds through the issuance of equity or convertible securities, the percentage ownership of holders of its ordinary shares could be significantly diluted and these newly issued securities may have rights, preferences, or privileges senior to those of holders of the ordinary shares. If Venus Concept obtains additional debt financing, a substantial portion of its operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of any additional debt could impose significant restrictions on Venus Concept’s operations. The terms of the Madryn Credit Agreement and CNB Loan Agreement limit Venus Concept’s ability to incur additional indebtedness. If Venus Concept raises additional funds through licensing arrangements, it could be required to relinquish significant rights to its products, and services or grant licenses on terms that are not favorable to Venus Concept.

Venus Concept competes against companies that offer alternative solutions to its systems, or have greater resources, a larger installed base of customers and broader product offerings than Venus Concept has. If Venus Concept is not able to effectively compete with these companies and alternative solutions, its business may not continue to grow.

The medical technology and aesthetic product markets are highly competitive and dynamic and are characterized by rapid and substantial technological development and product innovation. Demand for Venus Concept systems is impacted by the products and procedures offered by its competitors. Certain of Venus Concept’s systems also compete against conventional non-energy-based treatments, such as Botox and collagen injections, chemical peels, and microdermabrasion. In the United States, Venus Concept competes against companies that have developed minimally invasive and non-invasive medical aesthetic procedures. Outside of the United States, likely due to less stringent regulatory requirements, there are more aesthetic products and procedures available in international markets than are cleared for use in the United States. Sometimes, there are also fewer limitations on the claims Venus Concept’s competitors in international markets can make about the effectiveness of their products and the manner in which they can market them. As a result, Venus Concept may face a greater number of competitors in markets outside of the United States.

Venus Concept also competes generally with medical technology and aesthetic companies, including those offering products and products unrelated to skin treatment. Recently, there has been consolidation in the aesthetic industry leading to companies combining their resources, which increases competition and could result in increased downward pressure on Venus Concept’s system prices. For example, Allergan acquired Zeltiq in April 2017, Hologic acquired Cynosure in March 2017, and XIO Group acquired Lumenis in September 2015. These consolidations have created combined entities with greater financial resources, deeper sales channels and greater pricing flexibility than Venus Concept. Rumored or actual consolidation of Venus Concept’s competitors could cause uncertainty and disruption to its business. Many of Venus Concept’s competitors are larger, more experienced companies that have substantially greater resources and brand recognition than Venus Concept does. Some of these companies have a broad range of product offerings, large direct sales forces and long-term customer relationships with the physicians Venus Concept targets, which could make Venus Concept’s market penetration efforts more difficult.

Competition in the medical technology and aesthetic markets could result in price-cutting, reduced profit margins, and limited market share, any of which would harm Venus Concept’s business, financial condition and results of operations.

Venus Concept’s success depends on growing physician adoption and use of Venus Concept’s systems and adoption by physicians in non-traditional specialty areas.

Aesthetic procedures are performed primarily by physicians who practice dermatology or plastic surgery. Venus Concept’s success depends on the growth of aesthetic procedures performed by physicians in specialties other than dermatologists and plastic surgeons, including general and family practitioners and aesthetic medical spas. Venus Concept’s ability to increase the number of physicians willing to make a significant capital expenditure to purchase its systems or participate in its subscription program depends on the success of Venus Concept’s sales and marketing programs. Venus Concept must persuade physicians to purchase its systems instead of those of its competitors, many of whom already have existing relationships with its target physicians and to persuade physicians in non-traditional specialties to introduce procedures performed with Venus Concept’s systems into their practices. If Venus Concept is unable to increase adoption and use of its systems by physicians in other non-traditional specialties, its growth and prospects may be adversely affected.

Venus Concept’s success depends on customer loyalty.

The success of Venus Concept’s subscription-based model depends on customer loyalty. In order to generate recurring revenues and for customers to continue upgrading their technologies to Venus Concept’s newest technologies, customers must believe that Venus Concept systems and service offerings are superior to those of its competitors and enhance the physician’s practices and business from a professional, financial and reputational vantage point. To the extent Venus Concept fails to maintain ongoing relationships with its customers or its systems and service offerings do not satisfy its customers’ needs, including their financial goals, Venus Concept’s business will be adversely affected.

The aesthetic equipment market is characterized by rapid innovation. To compete effectively, Venus Concept must develop and/or acquire new products and services, seek regulatory clearance and maintain regulatory compliance, market new products successfully, and identify new markets for its technology.

The aesthetic energy-based treatment equipment market is subject to continuous technological development and product innovation. If Venus Concept does not continue to innovate and develop new products, services and applications, its competitive position will likely deteriorate as other companies successfully design and commercialize new products, applications and services or enhancements to current products. To continue to grow in the future, Venus Concept must continue to develop and/or acquire new and innovative aesthetic and medical products, services and applications, identify new markets, and successfully launch any newly developed or acquired product offerings.

To successfully expand Venus Concept’s product and service offerings, Venus Concept must, among other things:

•	develop or otherwise acquire new products that either add to, or significantly improve, its current product offerings;

•	obtain regulatory clearance for and adhere to regulatory requirements relating to new products;

•	convince existing and prospective customers that Venus Concept product offerings are an attractive revenue-generating addition to their practice;

•	sell Venus Concept product offerings to a broad customer base;

•	identify new markets and alternative applications for Venus Concept technology;

•	protect existing and future products with defensible intellectual property; and

•	satisfy and maintain all regulatory requirements for commercialization.

Historically, product introductions have been a significant component of Venus Concept’s financial performance. To be successful in the aesthetics industry, Venus Concept believes it needs to continue to innovate. Venus Concept’s business strategy is based, in part, on its expectation that it will continue to increase or enhance its product offerings. Venus Concept needs to continue to devote substantial research and development resources to introduce new products, which can be costly and time-consuming to its organization.

Venus Concept also believes that, to increase revenue from sales of new products, it needs to continue to develop its clinical support, further expand and nurture relationships with industry thought leaders, and increase market awareness of the benefits of its new products. However, even with a significant investment in research and development, Venus Concept may be unable to continue to develop, acquire or effectively launch and market new products and technologies regularly, or at all. If Venus Concept fails to successfully commercialize new products or enhancements, its business may be harmed.

While Venus Concept attempts to protect its products through patents and other intellectual property, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that compete directly with Venus Concept’s systems. Venus Concept expects that any competitive advantage it may enjoy from current and future innovations may diminish over time as certain of its intellectual property expires and as companies use or create intellectual property and related products that compete with Venus Concept’s innovations. Consequently, Venus Concept believes that it will have to continuously innovate and improve its products and technology to compete successfully. If Venus Concept is unable to innovate successfully, its products could become obsolete and its revenue could decline as its customers and prospects purchase competing products.

Venus Concept’s financial results may fluctuate significantly, which makes its future performance difficult to forecast.

Given the rapid evolution of the markets for medical aesthetic products, Venus Concept’s financial results could vary significantly in the future, which makes it difficult for it to forecast its future performance. In addition, a number of additional factors, many of which are outside of its control, may contribute to fluctuations in Venus Concept’s financial results, such as:

•	changes in the length of the sales process;

•	the performance of its international distributors and local partners;

•	media coverage of its systems and positive or negative patient experiences, the procedures or products of its competitors, or its industry;

•	its ability to maintain its current or obtain further regulatory clearances, approvals or CE Certificates of Conformity;

•	delays in, or failure of components deliveries by third-party contract suppliers;

•	introduction of new medical aesthetic procedures or products and services that compete with Venus Concept’s products;

•	variations in market demand for its systems and services from quarter to quarter;

•	adverse changes in the economy that reduce patient demand for elective aesthetic procedures; and

•	customers operating under its subscription-based program may slow down or stop paying their monthly contractual obligations.

Venus Concept will need to continue to incur significant expenses, which could impact its future profitability.

In order to grow its business and increase its revenues, Venus Concept will need to introduce and commercialize new products, grow its sales and marketing force, implement new software systems, as well as identify and penetrate new markets. Such endeavors have in the past increased, and may continue in the future, to increase its expenses, including sales and marketing, and research and development. Venus Concept will have to continue to increase its revenue while effectively managing its expenses in order to achieve profitability and to sustain it. Venus Concept’s failure to control expenses could make it difficult to achieve profitability or to sustain profitability in the future. Moreover, Venus Concept cannot assure you that its expenditures will result in the successful development and introduction of new products in a cost-effective and timely manner or that any such new products will achieve market acceptance and generate revenues for its business.

Downturns in the economy or economic uncertainty may reduce patient and customer demand for Venus Concept systems and services.

The aesthetic industry in which Venus Concept operates is particularly vulnerable to economic trends. Treatment using Venus Concept systems involves an elective procedure, the cost of which must be borne by the patient, and is not reimbursable through government or private health insurance. Economic uncertainty may reduce patient demand for the procedures performed using Venus Concept systems; if there is not sufficient patient demand for the procedures for which its systems are used, practitioner demand for these systems could drop, negatively impacting operating results. The decision to undergo a procedure using Venus Concept systems is driven by consumer demand. In times of economic uncertainty or recession, individuals generally reduce the amount of money that they spend on discretionary items, including aesthetic procedures. If its customers’ patients face economic hardships, Venus Concept’s business would be negatively impacted and its financial performance would be materially harmed in the event that any of the above factors discourage patients from seeking the procedures for which its systems are used. The impact of economic uncertainty on its industry may vary from region to region.

Venus Concept’s success depends in part upon patient satisfaction with the effectiveness of its systems and services.

In order to generate repeat and referral business, patients must be satisfied with the effectiveness of Venus Concept systems and its customers must be satisfied with the support from its sales and marketing services. Results that patients obtain from Venus Concept’s systems and services occur gradually over a period of months, and patients’ perception of their results may vary. Although Venus Concept trains its customers to identify and limit treatments to the patient candidates who will likely benefit from treatment with its systems, explain to their patients the time period over which the results from its systems will occur, and take before and after photographs of their patients, Venus Concept customers may not limit use of its systems to appropriate patient candidates or the systems may produce results that may not meet patients’ expectations. If patients are not satisfied with the aesthetic benefits or safety of Venus Concept systems, or feel that the treatments are too expensive for the results obtained, Venus Concept’s reputation and future sales will suffer.

Venus Concept may be unsuccessful in penetrating certain international markets through majority-owned subsidiary arrangements with local partners.

Venus Concept has established several majority-owned subsidiaries in international markets as part of its international growth strategy. Although Venus Concept selects its local partners based on demonstrated experience and expertise in the local aesthetic market, the nature of its arrangements with local partners requires it to share control with unaffiliated third parties. Venus Concept may not be able to identify local partners with the requisite experience and expertise in their local markets or successfully negotiate an agreement with such local partners. Moreover, the ability of these subsidiaries to execute their business plans depends on the local partners to fulfill their obligations. If local partners fail to fulfill their obligations to Venus Concept’s satisfaction, Venus Concept’s results could be adversely affected or it may be required to increase its level of commitment to the subsidiary and dedicate additional resources. Although its agreements with its local partners generally allow Venus Concept control over business operations, differences in views could also result in delayed execution of the subsidiary’s business plan. If these differences cause a subsidiary to deviate from its business plans, Venus Concept’s results of operations could be adversely affected.

Venus Concept may be unsuccessful in expanding and managing its direct sales and marketing forces effectively.

Venus Concept relies on its own direct sales force and in-house marketing organization to sell its systems and services in North America and in international markets, either through wholly-owned or majority-owned subsidiaries. In order to meet its anticipated sales objectives, Venus Concept expects to continue to grow its global sales and marketing organization over the next several years. There are significant risks involved in building and managing a sales and marketing organization, including risks related to Venus Concept’s ability to:

•	hire qualified individuals as needed;

•	generate sufficient leads within its target customer group for its sales force;

•	provide adequate training for the effective sale and marketing of its systems and services;

•	retain and motivate its direct sales and marketing professionals;

•	effectively oversee geographically dispersed sales and marketing teams; and

•	work successfully with local partners of its majority-owned subsidiaries.

Venus Concept’s failure to adequately address these risks could have a material adverse effect on its ability to increase sales and use of its systems and services, which would cause its revenues to be lower than expected and harm its results of operations. In addition, as Venus Concept transitions to direct sales in certain international markets, the transition may result in a slow-down of growth or even a reduction in sales in those markets during the transition process as its distributors anticipate losing the ability to sell its systems.

Venus Concept depends on third-party distributors to market and sell its systems in certain markets.

In addition to a direct sales and marketing force, Venus Concept currently depends on third-party distributors to sell, market and service its systems in certain markets outside of North America and to train its customers in these markets. In 2018, Venus Concept generated 5% of its systems revenues from sales made through third-party distributors. Venus Concept’s agreements with third-party distributors generally set forth minimum quarterly purchase commitments required for each distributor and provide the distributor the exclusive right to distribute its systems within a designated territory. As Venus Concept continues to expand into new markets outside of North America, Venus Concept may need to engage additional third-party distributors, which subject it to a number of risks, including:

•	Venus Concept lacks day-to-day control over the activities of third-party distributors;

•	third-party distributors may not commit the necessary resources to market, sell and service its systems to its satisfaction;

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third-party distributors may terminate their arrangements with Venus Concept on limited, or no, notice or may request modifications to the terms of these arrangements in a manner unfavorable to Venus Concept; and

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disagreements with third-party distributors could require or result in costly and time-consuming litigation or arbitration, which Venus Concept could be required to conduct in jurisdictions in which Venus Concept is not familiar with the governing law.

In addition, one of Venus Concept’s strategic initiatives is to directly provide marketing personnel and resources for third-party distributors. If Venus Concept fails to establish and maintain satisfactory relationships with its third-party distributors, its revenues and market share may not grow as anticipated, and Venus Concept could be subject to unexpected costs which would harm its results of operations and financial condition.

Venus Concept’s expanded use of social media platforms presents new risks and challenges, which, if not managed properly, could have a material adverse effect on Venus Concept’s business, financial condition and results of operations.

Venus Concept has implemented a robust public relations outreach strategy that incorporates both digital media and top national media in the fashion and beauty industries. In addition, as part of its practice enhancing services, Venus Concept provides customers with digital marketing services, including a social media strategy, to support the growth of their practices. Negative posts or comments about Venus Concept on any social networking website could seriously damage its reputation. In addition, the inappropriate use of certain media vehicles could cause brand damage or information leakage or could lead to legal implications from the improper collection and/or dissemination of personally identifiable information.

Economic and other risks associated with international sales and operations could adversely affect Venus Concept’s business.

Sales in markets outside of the United States accounted for approximately 61% and 55% of Venus Concept’s revenues for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively. As part of its growth strategy Venus Concept intends to expand the percentage of its business that comes from sales in markets outside of North America through increased penetration in countries where Venus Concept currently markets and sells its systems through its third-party distributor network and local partners, combined with expansion into new international markets. The majority of Venus Concept’s research and development activities and the manufacture of its systems is located outside of the United States. As a result of its international business, Venus Concept is subject to a number of additional risks, including:

•	difficulties in staffing and managing its international operations, including the sales offices of its subsidiaries;

•	increased competition as a result of more products and procedures receiving regulatory approval or otherwise being free to market in international markets;

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potentially adverse tax consequences, including the complexities of foreign value-added tax systems, tax inefficiencies related to its corporate structure, and restrictions on the repatriation of earnings;

•	the lack of protection, or reduced or varied protection, for its intellectual property rights in some countries;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	import and export restrictions, trade regulations, and non-U.S. tax laws;

•	fluctuations in currency exchange rates;

•	foreign certification and regulatory clearance or approval requirements;

•	difficulties in developing effective marketing campaigns in unfamiliar foreign countries;

•	customs clearance and shipping delays;

•	political, social, and economic instability abroad, terrorist attacks, and security concerns in general;

•	preference for locally manufactured products;

•	the burdens of complying with a wide variety of foreign laws and different legal standards; and

•	increased financial accounting and reporting burdens and complexities.

If one or more of these risks were realized, it could require Venus Concept to dedicate significant financial and management resources which could negatively affect its financial results.

A subsidiary of Venus Concept is the subject of an investigation by the People’s Republic of China, or PRC, State Administration for Market Regulation, or SAMR, regarding the potential misclassification of one product as a non-medical device. If this subsidiary is determined to have sold the Versa platform under an improper classification, the subsidiary could face material administrative penalties, including loss of future sales, corrective actions, disgorgement of profits and fines.

Venus Concept’s Chinese subsidiary, or Venus Concept China, imports and sells registered medical devices and unregistered non-medical devices in the PRC. One of its unregistered products has recently been the subject of inquiries from two district level branches of the SAMR, Xuhui MSA and Huangpu MSA, as to whether the product was properly sold as a non-medical device. In January 2019, Venus Concept China had applied to register a version of this non-medical device as a medical device with the National Medical Products Administration of PRC, or NMPA. On June 12, 2019, Venus Concept China was informed that Xuhui MSA had opened an administrative investigation case related to whether the device is an unregistered medical device, as a result of a complaint that Xuhui MSA received from a former distributor of Venus Concept China. Huangpu MSA notified Venus Concept China that it would be suspending its separate investigation against Venus Concept China, pending the results of the Xuhui MSA investigation. Venus Concept and Venus Concept China have voluntarily stopped sales in China of this product. Venus Concept China has not yet received a determination from NMPA on its medical device application.

In addition to the product that is the subject of an administrative investigation, Venus Concept China also sells two other products in the PRC, which are not registered as medical devices with the NMPA. Venus Concept China may not be able to convince the relevant SAMR authorities that the product that is the subject of an administrative investigation was properly classified, or that any of its other products that might be the subject of future government investigations, is properly classified. If any of the products sold by Venus Concept China as unregistered products is ultimately determined to be a medical device, the registration process with the NMPA could be extensive and time-consuming, potentially resulting in Venus Concept China’s inability to sell such products in the PRC for several years. Venus Concept China’s prior sales of those products could also subject it to material administrative penalties if it is determined that the products were sold in the absence of necessary registrations with NMPA. These administrative penalties could include limitations on future sales, corrective actions, including recalls, disgorgement of profits and fines, the future imposition of which could materially adversely affect Venus Concept’s business, operations, financial condition and reputation in the market. Although the revenue generated from the product that is the subject of the investigation did not represent a material amount of Venus Concept’s total revenues for the year ended December 31, 2018 or 2017, or for the three months ended March 31, 2019, monetary penalties nonetheless could be material.

Venus Concept relies on a limited number of third-party contract manufacturers for the production of its systems and has no contracts with suppliers for the components used in its systems. The failure of these third parties to perform could adversely affect Venus Concept’s ability to meet demand for its systems in a timely and cost effective manner.

Venus Concept relies on third-party contract manufacturers in Karmiel, Israel, Nazareth, Israel, Mazet, France and Weston, Florida for the manufacture of all of its systems. The majority of the components used in its systems are available off the shelf and Venus Concept does not rely on any single supplier, and as a result it does not have any long-term supply agreements for components. Venus Concept’s reliance on third-party contract manufacturers and suppliers involves a number of risks, including, among other things:

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contract manufacturers or suppliers may fail to comply with regulatory requirements or make errors in manufacturing that could negatively affect the efficacy or safety of its systems or cause delays in shipments of its systems;

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Venus Concept or its contract manufacturers or suppliers may not be able to respond to unanticipated changes in customer orders, and if orders do not match forecasts, Venus Concept or its contract manufactures may have excess or inadequate inventory of materials and components;

•	Venus Concept or its contract manufacturers and suppliers may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;

•	Venus Concept or its contract manufacturers and suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of its systems;

•	Venus Concept may experience delays in delivery by its contract manufacturers and suppliers due to changes in demand from Venus Concept or their other customers;

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fluctuations in demand for systems that its contract manufacturers and suppliers manufacture for others may affect their ability or willingness to deliver components to Venus Concept in a timely manner;

•	its suppliers or those of its contract manufacturers may wish to discontinue supplying components or services to Venus Concept for risk management reasons;

•	Venus Concept may not be able to find new or alternative components or reconfigure its system and manufacturing processes in a timely manner if the necessary components become unavailable; and

•	its contract manufacturers and suppliers may encounter financial hardships unrelated to its demand, which could inhibit their ability to fulfill its orders and meet its requirements.

If any of these risks materialize, they could significantly increase Venus Concept’s costs and impact its ability to meet demand for its systems. If Venus Concept is unable to satisfy commercial demand for its systems in a timely manner, its ability to generate revenue would be impaired, market acceptance of its systems and its reputation could be adversely affected, and customers may instead purchase or use its competitors’ products. In addition, Venus Concept could be forced to secure new or alternative contract manufacturers or suppliers. Securing a replacement contract manufacturer or supplier could be difficult. The introduction of new or alternative manufacturers or suppliers also may require design changes to its medical device products that are subject to FDA and other regulatory clearances or approvals, or a new or revised CE Certificate of Conformity. Venus Concept may also be required to assess the new manufacturer’s compliance with all applicable regulations and guidelines, which could further impede its ability to manufacture its systems in a timely manner. As a result, Venus Concept could incur increased production costs, experience delays in deliveries of its systems, suffer damage to its reputation, and experience an adverse effect on its business and financial results.

Venus Concept forecasts sales to determine requirements for components and materials used in its systems, and if its forecasts are incorrect, Venus Concept may experience delays in shipments or increased inventory costs.

Venus Concept keeps limited materials, components, and finished products on hand. To manage its operations with its third-party contract manufacturers and suppliers, Venus Concept forecasts anticipated system orders and material requirements to predict its inventory needs and enter into purchase orders on the basis of these requirements. Several components of its systems require an order lead time of four months or more. If its business continues to expand and its needs for components and materials increases beyond its estimates, Venus Concept may be unable to meet the demand. In addition, if Venus Concept underestimates its component and material requirements, Venus Concept may have inadequate inventory, which could interrupt, delay, or prevent delivery of its systems. In contrast, if Venus Concept overestimates its component and material requirements, Venus Concept may have excess inventory, which would increase its expenses. Any of these occurrences would negatively affect Venus Concept’s financial performance and the level of satisfaction its customers have with its business.

Because Venus Concept incurs a substantial portion of its expenses in currencies other than the U.S. dollar, its financial condition and results of operations may be adversely affected by currency fluctuations and inflation.

In the three months ended March 31, 2019 and the year ended December 31, 2018, 49% of Venus Concept’s global revenues were denominated in U.S. dollars and its reporting currency was the U.S. dollar. Venus Concept pays a meaningful portion of its expenses in NIS, CAD, and other foreign currencies. Expenses in NIS and CAD accounted for 29% and 14%, respectively, for the three months ended March 31, 2019 and 32% and 14%, respectively, of Venus Concept’s expenses for the year ended December 31, 2018. Salaries paid to its employees, general and administrative expenses and general sales and related expenses are paid in many different currencies. As a result, Venus Concept is exposed to the currency fluctuation risks relating to the denomination of its future revenues in U.S. dollars. More specifically, if the U.S. dollar devaluates against the CAD or the NIS, its CAD and NIS denominated expenses will be greater than anticipated when reported in U.S. dollars. Inflation in Israel compounds the adverse impact of such devaluation by further increasing the amount of Venus Concept’s Israeli expenses. Israeli inflation may also in the future outweigh the positive effect of any appreciation of the U.S. dollar relative to the CAD and the NIS, if, and to the extent that, it outpaces such appreciation or precedes such appreciation. Venus Concept generally does not engage in currency hedging to protect it from fluctuations in the exchange rates of the CAD, NIS and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), Venus Concept may be exposed to material adverse effects from such movements. Venus Concept cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the U.S. dollar or any other currency against the NIS or CAD.

Venus Concept’s quarterly operating results may fluctuate because of the seasonal nature and other aspects of its business.

Venus Concept believes its business is affected by seasonal and other trends. Specifically, Venus Concept believes its business is affected by seasonal trends during the summer months in the United States and Europe due to vacations taken by physician customers and their patients, as well as fluctuations in its operating results due to uneven timing of distributor and corporate account orders and marketing into new geographic regions. In addition, there is typically a substantial increase in sales in the last two months of the year. It is difficult for Venus Concept to evaluate the degree to which these factors may make its revenue unpredictable in the future, and these seasonal and other trends may continue to lead to fluctuations in quarterly operating results.

Although Venus Concept actively trains its customers on the use of its systems and post-treatment care, misuse of its systems may result in adverse results and subject Venus Concept to liability.

In the United States and certain international markets, subject to local regulations, physician customers can generally allow nurse practitioners, technicians and other non-physicians to perform aesthetic procedures using Venus Concept systems under their direct supervision. Although Venus Concept and its distributors provide training on the use of its systems as well as the proper post-treatment care, Venus Concept does not supervise the procedures performed with its systems, nor can it be certain that physicians are directly supervising procedures according to Venus Concept’s recommendations. Misusing Venus Concept systems or failing to adhere to operating guidelines can cause skin damage and underlying tissue damage, which could harm the reputation of its systems and expose Venus Concept to costly product liability litigation. In addition, patients may not comply with post-treatment guidelines, which could also lead to adverse results and subject Venus Concept to liability.

Product liability suits could be brought against Venus Concept due to the defective design, labeling, material, workmanship or software of its systems, and could result in expensive and time-consuming litigation, payment of substantial damages, an increase in insurance rates and substantial harm to its reputation.

If Venus Concept’s systems are defectively designed, manufactured or labeled, or contain defective components or software, it may become subject to substantial and costly litigation by physician customers or their patients. For example, if a patient is injured in an unexpected manner or suffers unanticipated adverse events after undergoing a procedure using one of Venus Concept’s systems, or if system operating guidelines are found to be inadequate, Venus Concept may be subject to product liability claims. Product liability claims could divert management’s attention from its core business, could be expensive to defend, and could result in sizable damage awards against Venus Concept. Venus Concept currently has product liability insurance, but it is subject to deductibles and it may not be adequate to cover Venus Concept against potential liability. In addition, Venus Concept may not be able to maintain insurance in amounts or scope sufficient to provide it with adequate coverage against all potential liabilities. Any product liability claims brought against it, with or without merit, could increase its product liability insurance rates or prevent Venus Concept from securing continuing coverage, could harm its reputation in the industry, and reduce product sales. Product liability claims in excess of insurance coverage would be paid out of cash, which could have an adverse effect on Venus Concept’s financial condition and reduce its operating results.

Third parties may attempt to reverse engineer or produce counterfeit versions of Venus Concept systems which may negatively affect Venus Concept’s reputation, or harm patients and subject Venus Concept to product liability.

Third parties have sought in the past, and in the future may seek, to reverse engineer or develop counterfeit products that are substantially similar or compatible with Venus Concept systems and available to practitioners at lower prices than its own. Practitioners may be able to make unauthorized use of Venus Concept’s systems’ technology. In addition, if copies of products that have been reverse engineered or counterfeit products are used with or in place of its own, Venus Concept could be subject to product liability claims resulting from the use of damaged or defective goods and suffer damage to its reputation.

Security breaches and other disruptions could compromise Venus Concept information and expose it to liability.

In the ordinary course of its business and to the extent necessary, Venus Concept relies on software to control the ongoing use of its systems, collects and aggregates diagnostic data, and collects and stores sensitive data, including intellectual property and proprietary business information, and certain personally identifiable information of customers, distributors, consultants and employees in Venus Concept’s data centers and on its networks. The secure processing, maintenance, and transmission of this information is important to Venus Concept’s operations and business strategy. Venus Concept has established physical, electronic, and policy measures to secure its systems in an attempt to prevent a system breach and the theft of data it collects, and relies on commercially available systems, software, tools, and performs monitoring in its efforts to provide security for its information technology systems and the digital information it collects, processes, transmits and stores. The third-party providers of such information technology systems and related infrastructure may have or may obtain access to Venus Concept’s systems and data within them. Despite Venus Concept’s security measures, its information technology systems and related infrastructure may be vulnerable to attacks by computer viruses, malware, hackers or breaches due to malfeasance, employee or contractor error, telecommunication or electrical failures, terrorism or other created or natural disruptions. The risk of a cyber-attack or cyber intrusion by computer hackers from around the world, including those from foreign governments and terrorists, has greatly increased in number, intensity and sophistication. Any such access, disclosure or other loss of information could result in unexpected interruptions, delays, cessation of operations and other harm to Venus Concept’s business, its competitive position or reputation, and may further result in legal claims or proceedings or liability under laws that protect the privacy of personal information which may require notification to governmental agencies or the media or individuals pursuant such as required under various federal and state privacy and security laws or the laws, the regulations of the Federal Trade Commission, under one or more state breach notification laws, or the laws or one or more foreign jurisdictions including the European Union’s, or the EU, the General Data Protection Regulation 2016/679, or GDPR.

Venus Concept has increased the size of its company significantly over a short period, and difficulties managing its growth could adversely affect its business, operating results, and financial condition.

Venus Concept has increased its head count from a few employees in 2009 to 483 employees as of December 31, 2018, and plans to continue to hire additional employees as it increases its sales and marketing activities. This growth has placed, and may continue to place, a strain on Venus Concept’s management and its administrative, operational and financial infrastructure. Venus Concept’s ability to manage its operations and growth requires the continued improvement of its operational, financial and management controls and reporting systems and procedures. If Venus Concept is unable to manage its growth effectively or if it is unable to attract additional highly qualified personnel, its business, operating results, and financial condition may be harmed.

Venus Concept depends on skilled and experienced personnel to operate its business effectively. If it is unable to recruit, hire, and retain these employees, its ability to manage and expand its business will be hampered, which could negatively affect its future revenue and profitability.

Venus Concept is highly dependent on the skills, experience, and efforts of its executive officers and other key employees. Venus Concept’s success depends in part on its continued ability to attract, retain and motivate highly qualified management, clinical and other personnel. The loss of services of any of these individuals could delay or prevent enhancement of the execution of its business and the development of future products and services. Although Venus Concept has entered into employment agreements with certain members of its senior management team, these agreements do not provide for a fixed term of service.

Competition for qualified personnel in the medical device field is intense due to the limited number of individuals who possess the skills and experience required by the industry. Venus Concept’s ability to retain skilled employees and its success in attracting and hiring new skilled employees will be a critical factor in determining whether it will be successful in the future. Venus Concept will face significant challenges and risks in hiring, training, managing, and retaining sales and marketing, product development, financial reporting, and regulatory compliance employees, many of whom may be geographically dispersed. The failure to attract and retain personnel, particularly Venus Concept’s sales and marketing and product development personnel, could materially harm Venus Concept’s ability to compete effectively and grow its business.

Venus Concept may not be able to enforce in all of the jurisdictions in which it has employees covenants not to compete and therefore may be unable to prevent its competitors from benefiting from expertise of some of its former employees.

Venus Concept currently has non-competition agreements with most of its employees. These agreements prohibit its employees, if they cease working for Venus Concept, from directly competing with Venus Concept or working for its competitors. Venus Concept may not be able to enforce in all of the jurisdictions in which it has employees covenants not to compete and therefore may be unable to prevent its competitors from benefiting from expertise of some of its former employees.

Venus Concept employees and independent contractors, including consultants, manufacturers, distributors, service providers and other vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on Venus Concept’s results of operations.

Venus Concept is exposed to the risk that its employees and independent contractors, including consultants, manufacturers, distributors, service providers and other vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or other unauthorized activities that violate the laws and regulations of FDA and other similar regulatory bodies, including those laws that require the reporting of true, complete and accurate information to such regulatory bodies, manufacturing standards, U.S. federal and state healthcare fraud and abuse, data privacy laws and other similar non-U.S. laws. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in Venus Concept’s nonclinical studies or clinical trials, or illegal misappropriation of product, which could result in regulatory sanctions and cause serious harm to Venus Concept’s reputation. It is not always possible to identify and deter misconduct by employees and other third-parties, and the precautions Venus Concept takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Venus Concept, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of operations, any of which could adversely affect its ability to operate Venus Concept’s business and its results of operations.

Venus Concept may seek to acquire companies or technologies, which could disrupt its ongoing business, divert the attention of its management and employees and adversely affect Venus Concept’s results of operations.

Venus Concept may, from time to time, evaluate potential strategic acquisitions of other complementary businesses, products or technologies, as well as consider joint ventures and other collaborative projects. Venus Concept may not be able to identify suitable future acquisition candidates, consummate acquisitions on favorable terms or complete otherwise favorable acquisitions because of antitrust or other regulatory concerns. Venus Concept cannot be certain that the acquisition of the NeoGraft business it completed in 2018, or any future acquisitions that it may make, will enhance its business or strengthen its competitive position. In particular, Venus Concept may encounter difficulties assimilating or integrating the acquired businesses, technologies, products, personnel or operations of the acquired companies, and in retaining and motivating key personnel from these businesses. The integration of these businesses may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from this integration and these benefits may not be achieved within a reasonable period of time.

Venus Concept has identified material weaknesses in its internal control over financial reporting and if it fails to remediate these weaknesses and maintain proper and effective internal controls, its ability to produce accurate and timely financial statements could be impaired, which could harm its operating results, its ability to operate its business and investors’ views of Venus Concept.

As a private company, Venus Concept has not historically prepared public company level financial statements. In connection with the audit of its consolidated financial statements, Venus Concept has identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Compared to public company level processes and standards, Venus Concept did not have in place an effective control environment with formal processes and procedures or an adequate number of accounting personnel with the appropriate technical training in, and experience with, US GAAP to allow for a detailed review of complex accounting transactions that would identify errors in a timely manner, including stock based compensation and the identification and disclosure of related party transactions. In addition, Venus Concept has not adopted and implemented technology solutions that would automate lease accounting processes and given the growth of the company, enable the accurate and timely preparation of financial statements in accordance with US GAAP.

Venus Concept is taking steps to address these material weaknesses and continue to develop and implement its remediation plan, which it believes will address their underlying causes. Venus Concept is hiring personnel with requisite skills in both technical accounting and internal control over financial reporting. In addition, Venus Concept has engaged external advisors to provide financial accounting assistance in the short term and to evaluate and document the design and operating effectiveness of its internal controls and assist with the remediation and implementation of its internal controls as required. Venus Concept is evaluating the longer term resource needs of its various financial functions.

Implementing any appropriate changes to its internal controls and continuing to update and maintain internal controls may distract its officers and employees, entail substantial costs to implement new processes and modify its existing processes and take significant time to complete. If Venus Concept fails to enhance its internal control over financial reporting to meet the demands that will be placed upon it as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 or the Sarbanes-Oxley Act, Venus Concept may be unable to report its financial results accurately, which could increase operating costs and harm its business, including its investors’ perception of its business. The actions Venus Concept plans to take are subject to continued management review supported by confirmation and testing, as well as audit committee oversight. While Venus Concept expects to fully remediate these material weaknesses, Venus Concept cannot assure you that it will be able to do so in a timely manner, which could impair its ability to report its financial position. For a more detailed discussion of the material weaknesses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting” beginning on page 251 of this proxy statement/prospectus.

Venus Concept Risks Related to Regulation

Venus Concept devices are subject to extensive and increasing pre-market and post-market international government regulations.

Venus Concept is investing in the development of new products and procedures based on its proprietary technology but its ability to commercialize these products depends on obtaining the required clearances and approvals from the regulatory authority and its notified body in the target market. Venus Concept systems are subject to various federal, state, national and international rules and regulations, which make the regulatory approval process costly, lengthy and highly uncertain. Venus Concept’s failure to comply with pre- and post-market requirements could lead to a government enforcement action, which could have an adverse effect on its business. FDA, Medical Device Single Audit Program, or MDSAP, related authorities, other foreign regulatory authorities, and their notified bodies can institute a wide variety of enforcement actions, which may include a public warning letter, fines, injunctions, civil and/or criminal penalties, recall or seizure of Venus Concept devices, and/or suspension or withdrawal of its regulatory clearances, approvals, CE Certificates of Conformity or other certificates.

If Venus Concept fails to maintain, or is unable to obtain, necessary regulatory approvals for its future products or product enhancements, Venus Concept will be unable to market such products or product enhancements.

Venus Concept systems are subject to rigorous regulation by FDA, Conformité Européenne, or CE, Health Canada, and numerous other federal, state and foreign governmental authorities. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time-consuming, and Venus Concept may not be able to obtain these clearances or approvals on a timely basis, if at all.

In particular, in the United States under the Federal Food, Drug, and Cosmetic Act, or FDCA, unless exempt, medical devices must receive 510(k) clearance or pre-market approval (PMA) before they can be commercially marketed. Venus Concept considers its Venus Glow and Neograft systems exempt from FDA’s 510(k) clearance requirement. Venus Concept has obtained 510(k) clearance from FDA for Venus Concept’s Freeze and Venus Freeze Plus, Venus Viva SR, Venus Legacy BX and Legacy CX, Venus Versa, Venus Velocity, Venus Heal and Venus Bliss systems. Although FDA seeks to complete its review of traditional 510(k) applications within 90 days, the review clock is often stopped by the agency’s request for additional information, resulting in delays.

In addition, the commercialization of future products that Venus Concept develops will likely require 510(k) notifications (i.e. substantial equivalence determinations) and certain future products may require clinical data to support the substantial equivalence decision, making the process of obtaining the 510(k) clearance even more time-consuming and difficult. In addition, one or more of Venus Concept’s future products may not be eligible for substantial equivalence 510(k) clearance and may require approval of a de novo reclassification petition or even a PMA. If there is no known predicate for a device, a company can request a de novo reclassification of the product. FDA’s de novo process allows a company to request for certain new devices marketing authorization as class I or class II devices, rather than being subject to PMA requirements as class III devices. The PMA process requires more extensive clinical testing than the 510(k) process and generally involves a significantly longer FDA review process. A PMA must be supported by extensive data, including, but not limited to, technical, preclinical, human clinical studies conducted under an IDE, and manufacturing and labeling data, to demonstrate to FDA’s satisfaction the safety and efficacy of the device for its intended use. For products subject to PMA, the regulatory process generally takes from one to three years or even longer and involves substantially greater risks and commitment of resources than either the 510(k) clearance or de novo processes. Venus Concept may not be able to obtain necessary regulatory approvals or clearances on a timely basis, if at all, for any of its products under development, and delays in receipt of, or failure to receive such approvals or clearances could have a material adverse effect on Venus Concept’s business. In addition, FDA may disagree with certain of Venus Concept’s device classifications. Such a misclassification could render the devices as misbranded and/or adulterated. See “Venus Concept Business—Government Regulation—Regulation by FDA—510(k) Clearance” and “—Regulation after FDA Clearance or Approval” beginning on pages 220 and 220 of this proxy statement/prospectus.

In Europe, the process for obtaining foreign approvals or CE Certificates of Conformity to permit a CE mark to be affixed to medical devices is becoming stricter, more time-consuming, expensive and highly uncertain. Delays in receipt of, or failure to obtain, clearances, approvals or CE Certificates of Conformity for any product enhancements or new products Venus Concept develops would require additional capital expenditures and result in delayed or no realization of revenues from such product enhancements or new products in certain markets or overall. In addition, after the device is successfully cleared, approved or CE marked, it is subject to post market regulations, such as conduction of Post Marketing Surveillance; in some markets, Venus Concept devices’ licenses are also subject to annual renewal.

The addition of MDSAP in applicable jurisdictions and the replacement of the EU’s Medical Device Directive with the new Medical Device Regulation, or MDR, further adds constraints in the go-to-market process and may further postpone marketing and commercialization of products.

Modifications to Venus Concept’s products may require new regulatory clearances or approvals or expansion of the scope of its CE Certificates of Conformity with its notified body.

Modifications to Venus Concept’s products may require new regulatory clearances or approvals from FDA or other regulatory authorities or expansion of the scope of its CE Certificates of Conformity with its notified body. Even after achieving the initial market clearance, or approval from FDA or other regulatory authorities or having affixed the CE marked to a product, modifications to Venus Concept systems during their life cycles may require new regulatory approvals or clearances, including 510(k) clearances, premarket approvals, the conduct of a new conformity assessment with its notified body, or foreign regulatory approvals. If Venus Concept makes changes or modifications to an FDA cleared or approved device, FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine that a modification does not significantly affect safety or efficacy, and that the modification does not represent a major change in its intended use, so that no new 510(k) clearance is necessary, but rather a Letter to File is necessary. However, FDA can review a manufacturer’s decision and may disagree. FDA may determine that a traditional 510(k), an abbreviated 510(k), a special 510(k) clearance, or device approval is required for the device as modified. For products sold in the EU, Venus Concept must notify its notified body if significant changes are made to the products or if there are substantial changes to the quality assurance systems affecting those products. Venus Concept has similar obligations with Health Canada. Obtaining a new 510(k), other regulatory clearances and approvals, or a revised or new CE Certificate of Conformity can be a time-consuming process, and Venus Concept may not be able to obtain such clearances or approvals in a timely manner, or at all.

Venus Concept has made modifications to its products that have already received FDA’s marketing authorization in the past and may make additional modifications in the future that it believes do not or will not require additional clearances or approvals. If FDA disagrees and requires new clearances or approvals for the modifications, Venus Concept systems may be deemed misbranded, and/or Venus Concept may be required to recall and stop marketing its modified products, which could require it to redesign its products or could have a material adverse effect on Venus Concept’s operating results. In these circumstances, Venus Concept also may be subject to significant enforcement actions.

As part of an internal review of Venus Concept’s regulatory clearances in the United States, Venus Concept determined that Special 510(k) applications were necessary related to an earlier modification to two of Venus Concept’s FDA-cleared devices. Specifically, because Venus Concept added to two of its FDA-cleared devices additional FDA-cleared applicators not initially considered in the device clearance submissions, Venus Concept believed that Special 510(k) applications should have been filed to allow FDA to review the incorporation into the cleared devices of the separately-cleared applicators. Venus Concept already filed one of the Special 510(k) submissions with FDA. FDA declined to accept the submission as a Special 510(k) and requested that Venus Concept instead submit a Traditional 510(k) and provide additional information. Venus Concept has submitted to FDA a Traditional 510(k) application for this device, related to these modifications. Venus Concept also submitted a Traditional 510(k) for the second device and is awaiting FDA’s response. Generally, the 510(k) clearance process can exceed 90 days and may extend to a year or more. Venus Concept cannot be certain that FDA will respond to its submissions within a timely manner or that clearances will be obtained. Venus Concept believes that the modifications do not affect safety or efficacy, do not affect the intended use of the devices, and do not alter the fundamental scientific technology of the devices, however, Venus Concept cannot be certain that FDA will agree with its assessment. FDA may not clear the devices or may take other action against Venus Concept as described above, which could have a material adverse affect on its business.

Venus Concept may be required to conduct clinical trials to obtain regulatory approval of its products or following regulation approval of its products and is subject to numerous risks associated with conducting clinical trials.

Clinical trials are generally required to support a PMA and may be required for 510(k) clearance, depending on the level of equivalence for predicates, the number of predicates, and other factors. Equivalent obligations are commonly imposed by foreign regulations. Such trials, if conducted in the United States, generally require an IDE approved in advance by FDA for a specified number of patients and study sites, unless the product is deemed a nonsignificant risk device eligible for more abbreviated IDE requirements. In the EU, the positive opinion of an ethics committee and the authorization of a competent authority must be provided before clinical trials begin. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements, must be conducted under the oversight of an institutional review board, or IRB, for the relevant clinical trial sites in the United States and an ethics committee in the EU and must comply with FDA and equivalent foreign regulations, including but not limited to those relating to good clinical practices. Venus Concept is currently conducting clinical trials involving the Venus Bliss, Venus Fiore and Venus Viva systems. If Venus Concept experiences delays in any aspect in Venus Concept’s clinical trials, from design and recruitment to termination and conclusion, its costs may increase, its time to market may be delayed, and its business may be harmed. Venus Concept does not know whether clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Events may delay or prevent Venus Concept’s ability to complete necessary clinical trials for its products, including:

•	delays may occur in reaching agreement on acceptable clinical trial terms with regulatory authorities or prospective sites, or obtaining IRB approval;

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Venus Concept’s clinical studies may produce negative or inconclusive results, and Venus Concept may decide, or regulators may require it, to conduct additional trials or to terminate the clinical studies;

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the number of patients required for Venus Concept clinical trials may be larger than it anticipates, enrollment in its clinical trials may be slower or more difficult than it expects, or patients may not participate in necessary follow-up visits to obtain required data, any of which would result in significant delays in the clinical testing process;

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Venus Concept may be forced to suspend or terminate its clinical trials if the participants are being exposed, or are thought to be exposed, to unacceptable health risks or if any participant experiences an unexpected serious adverse event, or if Venus Concept devices prove to be ineffective;

•	regulators, IRBs or ethics committees may require that Venus Concept hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

•	the cost of clinical trials may be greater than Venus Concept anticipates; and

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an audit of clinical studies by regulatory authorities may reveal noncompliance with applicable protocols or regulations, which could lead to disqualification of the results and the need to perform additional studies.

There can be no assurance that Venus Concept will not experience delays or such risks in its clinical trials. Any delay or suspension of clinical trials may delay regulatory approval.

Furthermore, FDA may conduct Bioresearch Monitoring inspections of Venus Concept and/or its clinical sites to assess compliance with federal regulations, Venus Concept’s procedures, and the clinical protocol. If FDA were to find that Venus Concept or its clinical investigators are not operating in compliance with applicable regulations, FDA could refuse to accept all or part of its data in support of its 510(k) or PMA and/or Venus Concept may need to conduct additional studies, or Venus Concept could be subject to FDA enforcement action.

Venus Concept’s ability to continue manufacturing and supplying its products depends on its continued adherence to ongoing FDA and other foreign regulatory authority manufacturing requirements.

Venus Concept’s manufacturing processes and facilities are required to comply with the quality management system regulations of its target markets (i.e., FDA’s Quality System Regulations, or QSR, ISO 13485:2016, and the MDSAP). Adherence to quality management system regulations and the effectiveness of its quality management control systems are periodically assessed through internal audits and inspections of manufacturing facilities by regulatory authorities. Failure to comply with applicable quality management system requirements, or later discovery of previously unknown problems with Venus Concept’s products or manufacturing processes, including its failure or the failure of its third-party manufacturer to take satisfactory corrective action in response to an adverse quality system inspection, can result in enforcement action, which could have an adverse effect on Venus Concept’s business. Venus Concept’s manufacturing process and facilities are audited annually for compliance with the last editions of ISO13485 and MDSAP requirements, and although FDA has not yet inspected its facilities, Venus Concept anticipates an FDA inspection in the future. FDA, foreign regulatory authorities, and Venus Concept’s notified body can institute a wide variety of enforcement actions, ranging from inspectional observations to more severe sanctions such as:

•	untitled letters or warning letters;

•	clinical holds;

•	administrative or judicially-imposed sanctions;

•	injunctions, fines, consent decrees, or the imposition of civil penalties;

•	customer notifications for repair, replacement, or refunds;

•	recall, detention, or seizure of products;

•	operating restrictions, or total or partial suspension of production or distribution;

•	refusal by FDA, a foreign regulatory authority or the notified body to grant pending future clearance or pre-market approval, or to issue CE Certificates of Conformity for Venus Concept devices;

•	debarment of Venus Concept or its employees;

•	withdrawal or suspension of marketing clearances, approvals, and CE Certificates of Conformity;

•	refusal to permit the import or export of its products; and

•	criminal prosecution of Venus Concept or its employees.

If any of these actions were to occur, it would harm Venus Concept’s reputation and cause its system sales and profitability to suffer and may prevent Venus Concept from generating revenue. Furthermore, Venus Concept’s key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements, which could result in the failure to produce Venus Concept devices on a timely basis and in the required quantities, if at all.

Venus Concept will be subject to significant liability if it is found to have improperly promoted its products for off-label uses or for unapproved uses.

Venus Concept promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of off-label use in both the United States and in foreign countries. As an example, FDA regulates the labeling of 510(k) cleared devices to make sure that the labeling complies with the cleared indications for use and no off-label indication or claim is being promoted by the manufacturer. FDA also engages in market surveys to identify any devices whose intended uses include unapproved uses of the products. Devices are considered adulterated or misbranded when advertising or labeling creates a new intended use, indications for use or even a new claim. Federal laws prohibit the introduction into interstate commerce of adulterated or misbranded devices, and adulteration or misbranding violations can lead to a variety of enforcement activities in the United States and in foreign countries, including but not limited to large civil and criminal fines, oversight of sales and marketing practices and modifications of promotional conduct.

Venus Concept previously received an inquiry from FDA regarding off-label or unapproved uses of the Venus Fiore on August 1, 2018. Venus Fiore is not cleared or approved in the United States or in jurisdictions outside of the United States, other than Israel. Venus Fiore is marketed in Israel for aesthetic and functional treatment of the vagina, labia and mons pubis. However, Venus Concept has not marketed or promoted Venus Fiore in the United States and explained this to the agency. Venus Concept added geoblocker functionality to its website, to portray accurately what devices it is marketing in the United States.

Although Venus Concept has not received subsequent inquiries regarding off-label promotion, FDA may conclude that it is inappropriately promoting off-label or unapproved uses for its products. If the agency brings enforcement actions, Venus Concept may become subject to significant liability including criminal and civil liabilities. Off-label promotion may also be treated as racketeering in civil litigation or result in expensive and time-consuming lawsuits from physicians or their patients if a patient is injured by the off-label use.

Venus Concept systems may cause or contribute to adverse medical events that it is required to report to FDA and other foreign regulatory authorities, and if it fails to do so, it could be subject to sanctions that would materially harm its business.

FDA and foreign jurisdictions’ regulations require that Venus Concept report certain information about adverse medical events if its medical devices may have caused or contributed to those adverse events, or if its devices have malfunctioned. Although Venus Concept believes that it has adequate reporting processes in place, it may fail to accurately report within a prescribed timeframe adverse events of which it becomes aware. If Venus Concept fails to comply with its reporting obligations, FDA, foreign regulatory authorities, or its notified body could take enforcement action against it, including criminal prosecution; the imposition of civil monetary penalties; revocation, suspension or withdrawal of its device clearance, approval or CE Certificates of Conformity; seizure of its products; or delay in awarding approval, clearance, or CE Certificates of Conformity for future products. Any corrective action, whether voluntary or involuntary, as well as defending a lawsuit, may prevent Venus Concept from marketing its products and would require the dedication of its time and capital, distract management from operating its business, and may harm its reputation and financial results.

Venus Concept may be affected by healthcare policy changes and evolving regulations.

Venus Concept’s global regulatory environment is becoming increasingly stringent and unpredictable, which could increase the time, cost and complexity of obtaining regulatory approvals for its products, as well as the clinical and regulatory costs of supporting those approvals. Several countries that did not have regulatory requirements for medical devices have established such requirements in recent years and other countries have expanded on existing regulations. Certain regulators are exhibiting less flexibility and are requiring local preclinical and clinical data in addition to global data. While harmonization of global regulations has been pursued, requirements continue to differ significantly among countries. Venus Concept expects this global regulatory environment will continue to evolve, which could impact its ability to obtain future approvals for Venus Concept’s products or could increase the cost and time to obtain such approvals in the future.

In addition, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, to which we refer collectively as the Affordable Care Act, or ACA, was enacted into law in 2010. Although most of the provisions of the ACA are now in effect, in December 2018 a federal court judge in the Northern District of Texas ruled in Texas v. Azar, or the Texas Case, that the ACA’s individual mandate is unconstitutional, and that the remainder of the ACA was inseverable from the individual mandate and therefore invalid. This case was appealed to the Fifth Circuit in January 2019. Because the Texas judge issued a stay of his ruling pending the appeal, the ACA continues to be in effect at this time.

As a result of the passage of the ACA, an excise tax is imposed on the sale of certain medical devices by the U.S. manufacturer, producer, or importer of the device. This excise tax applies to sales of taxable medical devices beginning January 1, 2013. The excise tax equals 2.3% of the “constructive sale price” of the applicable medical device. As a U.S.-based manufacturer and importer of taxable medical devices, Venus Concept is responsible for remitting to the federal government the excise tax on the sales of medical devices it manufactures in, or imports into, the U.S. Although this excise tax was in effect during the years 2013-2015, there is currently in effect a moratorium on the medical device excise tax. The Consolidated Appropriations Act of 2016, enacted on December 18, 2015, included a moratorium on the medical devices tax commencing on January 1, 2016 and ending on December 31, 2017. The Federal Register Printing Savings Act of 2017 enacted on January 22, 2018 extended the moratorium through December 31, 2019. At this time it is unknown whether the moratorium will be extended beyond 2019. If it is not extended, then the excise tax on medical devices will be reinstated for sales made on or after January 1, 2020.

The EU regulatory bodies finalized a new MDR in 2017, which replaced the existing directives and provided three years for transition and compliance. The MDR will change several aspects of the existing regulatory framework, such as updating clinical data requirements and introducing new ones, such as Unique Device Identification, or UDI. Venus Concept and the notified bodies who will oversee compliance to the new MDR face uncertainties as the MDR is rolled out and enforced by the European Commission and EEA Competent Authorities, creating risks in several areas, including the CE Marking process and data transparency, in the upcoming years.

In a referendum on June 23, 2016, voters approved for the United Kingdom, or UK, to exit the EU. As it stands, the UK will depart the EU on October 31, 2019 but the terms of its withdrawal and the nature of its future relationship with the EU are still being decided after the British Parliament rejected the exit-agreement negotiated by the UK government with the European Commission. Future exit of the UK from the EU will have numerous consequences in all areas of the business, including, economic, regulatory, operational, and the actual impact depends on the ultimate deal reached and is very difficult to assess at this time. Changes in the industry regulations could have an effect on existing CE certificates being renewed and new certificates being issued which would impact the ability to trade; however, it is impossible to assess the full impact at this stage.

Venus Concept operates in a heavily regulated industry that is subject to various federal, state and foreign laws pertaining to health care fraud and abuse, including anti-kickback, false claims, anti-bribery, and transparency laws, and any violations of such laws could result in fines or other penalties.

The health care industry in the United States is highly regulated. Venus Concept and its operations are subject to extensive federal, state and local laws, rules and regulations, including anti-kickback laws, fee-splitting laws, self-referral laws, civil monetary penalties laws, laws limiting the manner in which prospective patients may be solicited and professional licensing rules. The scope of these laws vary by jurisdiction. The federal anti-kickback statute prohibits the offer, solicitation, payment or receipt of any remuneration that directly or indirectly is intended to induce or is in return for the referral of patients for or the ordering of items or services reimbursable by Medicare, Medicaid or any other federal health care programs. This statute also prohibits remuneration intended to induce the purchasing of or arranging for or recommending the purchase or order of any item, good, facility or service for which payment may be made under federal health care programs. Remuneration has been defined broadly to include anything of value, including cash, improper discounts, and free or reduced price items and services.

In addition, federal and state false claims laws prohibit anyone from presenting, or causing to be presented, claims for payment to third-party payors that are false or fraudulent. Violations may result in substantial civil penalties, including treble damages, and criminal penalties, including imprisonment, fines and exclusion from participation in federal health care programs. The Federal False Claims Act also contains “whistleblower” or “qui tam” provisions that allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the government.

Venus Concept systems are not reimbursable by Medicare, Medicaid or other federal health care programs. As a result, the federal anti-kickback statute and many federal false claims provisions do not apply to Venus Concept. However, Venus Concept may be subject to similar state anti-kickback laws that apply regardless of the payor. In addition, various states have enacted laws modeled after the Federal False Claims Act, including “qui tam” or whistleblower provisions, and some of these laws apply to claims filed with commercial insurers. Any violations of state anti-kickback and false claims laws could have a material adverse effect on Venus Concept business, financial condition and results of operations.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Any violations of these provisions could have a material adverse effect on Venus Concept business, financial condition and results of operations.

Compliance with applicable United States and foreign laws and regulations, such as import and export requirements, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act of 1997, or FCPA, and similar worldwide anti-bribery laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy requirements, environmental laws, labor laws and anti-competition regulations, increases the costs of doing business in foreign jurisdictions. Although Venus Concept has implemented policies and procedures to comply with these laws and regulations, a violation by its employees, contractors or agents could nevertheless occur. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Violations of these laws and regulations could materially adversely affect Venus Concept’s brand, international growth efforts and business.

Many foreign countries have similar laws relating to healthcare fraud and abuse. Foreign laws and regulations may vary greatly from country to country. Violations of these laws, or allegations of such violations, could result in fines, penalties, or prosecution and have a negative impact on Venus Concept’s business, results of operations and reputation.

There has been a recent trend of increased foreign, federal, and state regulation of payments and transfers of value provided to healthcare professionals, such as physicians, and entities. As noted, Venus Concept systems are not reimbursed by Medicare, Medicaid, or federal health care programs, so the U.S. federal reporting laws, such as the federal Sunshine Act, do not apply to it. However, certain foreign countries and U.S. states also mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation and other remuneration to healthcare professionals and entities. Violations of these laws, or allegations of such violations, could result in fines, penalties, or prosecution and have a negative impact on Venus Concept business, results of operations and reputation.

Venus Concept is subject to environmental, health and safety laws and regulations, and must maintain licenses or permits, and non-compliance with these laws, regulations, licenses, or permits may expose Venus Concept to significant costs or liabilities.

Venus Concept is subject to numerous foreign, federal, state, and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions and environmental protection, including those governing the generation, storage, handling, use, transportation, and disposal of hazardous or potentially hazardous materials. Some of these laws and regulations require Venus Concept to obtain licenses or permits to conduct its operations. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. If Venus Concept violates or fails to comply with these laws, regulations, licenses, or permits, it could be fined or otherwise sanctioned by regulators. Venus Concept cannot predict the impact on its business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can Venus Concept ensure it will be able to obtain or maintain any required licenses or permits.

U.S. and international laws and regulations regarding privacy, data protection and information security are complex and rapidly changing. These laws restrict access, use and disclosure of information, and Venus Concept’s actual or perceived failure to comply with such obligations or adapt to changes in these laws could harm its business.

Venus Concept is subject to numerous U.S. and international laws and regulations regarding privacy and data protection. The regulation of data privacy and security, and the protection of the confidentiality of personal information, is increasing and continues to evolve. For example, certain aspects of Venus Concept’s business are subject to GDPR, which became effective of May 25, 2018. In addition, Venus Concept may act as a “business associate” under HIPAA and its implementing regulations (as amended by the Health Information Technology for Exonomic and Clinical Health Act), when providing health care provider customers with services that involve the use or disclosure of protected health information, requiring Venus Concept to comply with certain regulatory requirements and subjecting it to civil and criminal penalties for failure to do so.

Complying with these numerous, complex and often changing laws and regulations is expensive and difficult, and failure to comply with data privacy laws or any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, whether by us, one of Venus Concept’s business partners or another third-party, could have a material adverse effect on Venus Concept’s business, reputation, financial condition and results of operations, including but not limited to material fines and penalties, damages, litigation, consent orders, injunctive relief, or other adverse consequences.

Furthermore, these rules are constantly changing; for example, the GDPR came into effect in May of last year reforming the European regime. The GDPR implements more stringent operational requirements than its predecessor legislation. For example, the GDPR requires Venus Concept to make more detailed disclosures to data subjects, requires disclosure of the legal basis on which it can process personal data, makes it harder for it to obtain valid consent for processing, provides more robust rights for data subjects, introduces mandatory data breach notification through the EU, imposes additional obligations on Venus Concept when contracting with service providers and requires it to adopt appropriate privacy governance including policies, procedures, training and data audit. If Venus Concept does not comply with its obligations under the GDPR, it could be exposed to fines of up to the higher of 20,000,000 Euros or up to 4% of Venus Concept’s total worldwide annual turnover in the event of a significant breach. In addition, Venus Concept may be the subject of litigation and/or adverse publicity, which could have material adverse effect on its reputation and business.

Venus Concept is also subject to evolving European laws on data export and electronic marketing. The rules on data export will apply when it transfers personal data to group companies or third parties outside of the EEA. For example, in 2015, the Court of Justice of the EU ruled that the U.S.-EU Safe Harbor framework, one compliance method by which companies could transfer personal data regarding citizens of the EU to the United States, was invalid and could no longer be relied upon. The U.S.-EU Safe Harbor framework was replaced with the U.S.-EU Privacy Shield framework, which is now under review and there is currently litigation challenging another EU mechanism for adequate data transfers, the standard contractual clauses. It is uncertain whether the privacy shield framework and/or the standard contractual clauses will be similarly invalidated by the European courts. These changes may require Venus Concept to find alternative bases for the compliant transfer of personal data from the EEA to the U.S. and it is monitoring developments in this area. The EU is also in the process of replacing the e-Privacy Directive with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each European member state, without the need for further enactment. The current draft of the e-Privacy Regulation retains strict opt-in for electronic marketing and the penalties for contravention have significantly increased with fining powers to the same levels as GDPR (i.e. the greater of 20,000,000 Euros or 4% of total global annual revenue).

In addition, new domestic and international data protection laws and regulations are being enacted and existing ones are being updated and strengthened. Venus Concept cannot predict the impact on its business of new or amended laws or regulations or how they will be interpreted or enforced.

Risks Related to Venus Concept Intellectual Property

If Venus Concept is unable to obtain, maintain, retain and enforce adequate intellectual property rights covering its products and any future products it develops, others may be able to make, use, or sell products substantially the same as Venus Concept’s, which could adversely affect its ability to compete in the market.

Venus Concept’s commercial success is dependent in part on obtaining, maintaining, retaining and enforcing its intellectual property rights, including its patents and the patents it exclusively licenses. If Venus Concept is unable to obtain, maintain, retain and enforce sufficiently broad intellectual property protection covering its products and any other products it develops, others may be able to make, use, or sell products that are substantially the same as its products without incurring the sizeable development and licensing costs that it has incurred, which would adversely affect its ability to compete effectively in the market.

Venus Concept has obtained and maintained its existing patents, seeks to diligently prosecute its existing patent applications, and seeks to file patent applications and obtain additional patents and other intellectual property rights to restrict the ability of others to market products that compete with its current and future products. As of March 31, 2019, Venus Concept’s patent portfolio is comprised of 7 issued U.S. patents (6 of which cover Venus Concept’s (MP)2 technology that are associated with two different patent families), 9 pending U.S. patent applications, 12 issued foreign counterpart patents, and 11 pending foreign counterpart patent applications. However, patents may not be issued on any pending or future patent applications it files, the claims that issue may provide limited or no coverage of its products and technologies, and, moreover, issued patents owned or licensed to Venus Concept now or in the future may be found by a court to be invalid or otherwise unenforceable at any time. Venus Concept may choose to not apply for patent protection or may fail to apply for patent protection on important technologies or product candidates in a timely fashion. In addition, Venus Concept may be unable to obtain patents necessary to protect its technology or products due to prior uses of or claims to similar processes or systems by third parties, or to blocking intellectual property owned by third parties. Even though Venus Concept has issued patents, and even if additional patents are issued to Venus Concept in the future, they may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit its ability to prevent competitors from using similar technology or marketing similar products, or limit the length of time its technologies and products have patent protection. Also, even if its existing and future patents are determined to be valid and enforceable, they may not be drafted or interpreted sufficiently broadly enough to prevent others from marketing products and services similar to Venus Concept’s, easily designing products around its patents or otherwise developing competing products or technologies. In addition, the ownership of one or more of Venus Concept patents and patent applications may be challenged by one or more parties in one or more jurisdictions, including in a patent interference or a derivation proceeding in the United States Patent and Trademark Office, or USPTO, or a similar foreign governmental agency or during the course of a litigation. If a competitor were able to successfully design around its patents, Venus Concept may not be able to block such competition, and furthermore the competitor’s products may be more effective or commercially successful than its products. In addition, Venus Concept’s current patents will eventually expire or they may otherwise cease to provide meaningful competitive advantage, and it may be unable to adequately develop new technologies and obtain future patent protection to preserve its competitive advantage or avoid other adverse effects on its business.

Venus Concept has a number of foreign patent applications, and while it generally tries to pursue patent protection in the jurisdictions in which it does or intends to do significant business, the filing, prosecuting, maintaining and defending patents relating to its current or future products in all countries throughout the world would be prohibitively expensive. Furthermore, the laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as laws in the United States, and many companies have encountered significant difficulties in obtaining, protecting, and defending such rights in foreign jurisdictions. As a result, Venus Concept’s intellectual property may not provide it with sufficient rights to exclude others from commercializing products similar or identical to its products in various jurisdictions. Competitors may use Venus Concept’s technologies in jurisdictions where it has not obtained patent protection to develop their own products, and Venus Concept may be unable to prevent such competitors from importing those infringing products into territories where it does not have patent protection or into territories where it does have patent protection but there is no prohibition against such importation, or even if such prohibitions exist, the law or related enforcement is not as strong as in the United States. These products may compete with Venus Concept systems and its patents and other intellectual property rights of Venus Concept may not be effective or sufficient to prevent competitors from competing in those jurisdictions. If Venus Concept encounters such difficulties or is otherwise precluded from effectively protecting and enforcing its intellectual property rights in foreign jurisdictions, its business prospects could be substantially harmed.

Venus Concept’s patents may not afford it protection against competitors with similar technology. Because the systems of obtaining patent rights in the United States and many foreign jurisdictions mandate that the first filer of a patent application is the only one that may be awarded patent rights related to the invention disclosed therein, and there may be a delay up to eighteen months after filing for the patent applications of others to become public (or, in some cases, are not published until they issue as patents), Venus Concept cannot be certain that it was the first to file for protection of the inventions set forth in such patent applications. Another party may own patents, may have filed or may in the future file patent applications which may result in issued patents, covering Venus Concept systems or technology. Third-party patent applications and patents could significantly reduce the scope of protection of patents owned by or licensed to Venus Concept and limit its ability to obtain a meaningful scope of patent protection or market and sell its products or develop, market and sell future products. In the United States, other parties may attack the validity of Venus Concept patents after they issue in a court proceeding, or in an ex-parte reexamination proceeding or one or more post-grant procedures that were authorized under the America Invents Act of 2011, or AIA, that were available commencing on March 16, 2013 such as post-grant review, covered business method review or inter partes review, in front of the Patent Trial and Appeal Board of the USPTO. The costs of these proceedings could be substantial. Additionally, patents and patent applications owned by third parties may prevent Venus Concept from pursuing certain opportunities such as entering into specific markets or developing certain products. Finally, Venus Concept may choose to enter into markets in which certain competitors own patents or control patent rights to technology that may impede its ability to compete effectively.

The legal determinations relating to patent rights afforded to companies in the medical technology and aesthetic product fields can be uncertain and involve complex legal, factual and scientific questions, sometimes involving important legal principles which remain uncertain or unresolved, and such uncertainty could affect the outcome or intellectual property related legal determinations in which Venus Concept is involved.

Both the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. In addition, the U.S. Congress is currently considering legislation that would change certain provisions of U.S. federal patent law. Venus Concept cannot predict future changes U.S. and foreign courts may make in the interpretation of patent laws or changes to patent laws which might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect Venus Concept patent rights, and its ability to obtain patents in the future.

The protection for Venus Concept’s proprietary developments is uncertain because legal means may afford only limited protection and may not adequately protect its rights or permit it to gain or keep its competitive advantage arising from its proprietary developments, which could adversely affect Venus Concept’s financial condition and results of operations. For example, any of the following could occur:

•	others may be able to make systems or devices that are similar to Venus Concept’s but that are not covered by the claims of its patents;

•	others may assert that Venus Concept was not the first to make the inventions covered by its issued patents or pending patent applications;

•	Venus Concept’s pending patent applications may not result in issued patents or obtain the coverage originally sought;

•	any of Venus Concept’s present or future patents or patent claims or other intellectual property rights may lapse or be invalidated, rendered unenforceable, circumvented, challenged or abandoned;

•

Venus Concept may not have, or it may fail to obtain, patents in all jurisdictions in which its products are sold or in which systems or devices that are similar to its are made or sold by third parties;

•	Venus Concept issued patents may not provide it with any competitive advantages;

•	the claims of Venus Concept’s issued patents or patent applications when issued may not cover its products or the future products it develops;

•	there may be dominating or blocking patents of which it is not aware that are relevant to Venus Concept technologies, including its controlled-cooling technology;

•

Venus Concept’s ability to assert its intellectual property rights against potential competitors or to settle current or future disputes may be limited by its agreements with third parties, financial constraints, market realities, competitive concerns or other factors;

•	there may be prior public disclosures of which Venus Concept is not aware that could invalidate its inventions or place some of its intellectual property in the public domain;

•	the laws of foreign countries may not protect its proprietary rights to the same extent as the laws of the United States;

•	Venus Concept’s intellectual property rights may not be enforceable in jurisdictions where competition may be intense or where legal protection may be weak and the outcomes are uncertain; and

•	Venus Concept may not develop additional proprietary products that are patentable.

From time to time, Venus Concept analyzes its competitors’ products and services, and may in the future seek to enforce its patents or other rights to counter perceived infringement. In order to preserve and enforce its patent and other intellectual property rights, Venus Concept may need to make claims or file lawsuits against third parties. Such lawsuits can be expensive and time-consuming and could divert its efforts and attention from other aspects of its business. In addition, in an infringement proceeding, a court may decide that the patent Venus Concept seeks to enforce is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the patent in question does not cover products accused of infringement. An adverse result in any litigation also could put one or more of Venus Concept’s patents at risk of being interpreted more narrowly than previously thought. Similarly, some of its competitors are very large companies that may be able to devote significantly more resources to intellectual property litigation, and may have significantly broader patent portfolios to assert against Venus Concept if it asserts its rights against them. Finally, because of the substantial discovery required in connection with intellectual property litigation in the United States, substantial burden could be placed on Venus Concept relating to discovery activities and related costs associated with such intellectual property litigation.

Prosecution of patent applications, post-grant opposition proceedings, and litigation to establish the validity, enforceability, and scope of patents, assert patent infringement claims against others or defend against patent infringement claims by others are expensive and time-consuming. There can be no assurance that, in the event that claims of any of Venus Concept patents are challenged by one or more third parties, any court or patent authority ruling on such challenge will determine that such patent claims are valid and enforceable. An adverse outcome in such litigation or post grant proceeding could cause Venus Concept to lose associated patent rights and may have a material adverse effect on Venus Concept’s business.

Unauthorized use of Venus Concept intellectual property may have occurred or may occur in the future. Any failure to detect or identify unauthorized use of, and otherwise adequately protect, Venus Concept intellectual property could adversely affect its business, including by reducing the demand for its products.

Unauthorized use of Venus Concept’s intellectual property may have occurred or may occur in the future. Any reverse engineered or counterfeit products that purport to be Venus Concept systems that are currently in the market or that may be introduced in the future may harm its reputation and its sale of products. Moreover, if Venus Concept commences litigation to stop or prevent any unauthorized use of its technology that occurs from reverse engineering or counterfeiting of its products, or if it has to defend allegations of such unauthorized use of a third party’s technology, such litigation would be time-consuming, force it to incur significant costs and divert its attention and the efforts of its management and other employees.

Venus Concept may become subject to claims for remuneration for service invention rights by Venus Concept’s employees, which could result in litigation and adversely affect Venus Concept’s business.

A significant portion of Venus Concept’s intellectual property has been developed by Venus Concept’s employees based in Israel in the course of their employment for Venus Concept. Under the Israeli Patent Law, 5727-1967, or Patent Law, inventions conceived by employees during and within the scope of employment with an employer are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no agreement between an employer and an employee with respect to the employee’s right to receive compensation for such “service inventions,” the Israeli Compensation and Royalties Committee, or the

Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her service inventions and the scope and conditions for remuneration. While Venus Concept’s employees have generally explicitly waived their right to any additional compensation for their contribution to service invention rights, certain current or former employees may not have signed such waivers, and Venus Concept may face claims from current or former employees demanding remuneration in consideration for Venus Concept’s employees’ contribution to service invention rights, which may lead to future litigation, which could be costly and could divert management’s attention or Venus Concept could be required to pay such remuneration.

If Venus Concept is unable to protect the confidentiality of its proprietary information and know-how, the value of its technology and products could be adversely affected.

Venus Concept relies on trade secret protection to protect its interests in proprietary know-how and processes for which, for example, patents are difficult or impossible to obtain or enforce, or which it believes would be best protected by means that do not result in public disclosure. Venus Concept may not be able to protect its trade secrets adequately. Venus Concept has limited control over the protection of trade secrets used by its third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. Although Venus Concept uses reasonable efforts to protect its trade secrets, its employees, consultants, contractors and outside scientific advisors may unintentionally or willfully disclose its information to competitors. Litigating a claim that a third-party illegally obtained and is using any of its trade secrets is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Venus Concept relies, in part, on non-disclosure and confidentiality agreements with its employees, consultants and other parties to protect its trade secrets and other proprietary technology. These agreements generally require that all confidential information developed by the individual or made known to the individual by Venus Concept during the course of the individual’s relationship with it be kept confidential and not be disclosed to third parties. However, Venus Concept may fail to enter into the necessary agreements, and even if entered into, these agreements may be of limited duration or may be breached and Venus Concept may not have adequate remedies for any unauthorized use or disclosure of its confidential information. Moreover, others may independently and legitimately develop equivalent trade secrets or other proprietary information. In addition, if third parties are able to establish that Venus Concept is using their proprietary information without their permission, Venus Concept may be required to obtain a license to that information, or if such a license is not available, re-design Venus Concept’s products to avoid any such unauthorized use or permanently stop manufacturing and selling the related products.

Venus Concept could in the future be subject to claims that it or its employees have intentionally or inadvertently used or disclosed alleged trade secrets or other proprietary information of former employers or competitors. Although Venus Concept has procedures in place that seek to prevent its employees and consultants from using the intellectual property, proprietary information, know-how or trade secrets of others in their work for Venus Concept, Venus Concept may in the future be subject to claims that Venus Concept caused an employee to breach the terms of his or her non-disclosure obligations under one or more agreements, or that Venus Concept or these individuals have, inadvertently or intentionally used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor. Litigation may be necessary to defend against these claims. Even if Venus Concept is successful in defending against these claims, any such litigation could result in substantial costs and could be a distraction to management. If Venus Concept’s defense to those claims fails, in addition to paying monetary damages, a court could prohibit it from using technologies or functionalities that are essential to Venus Concept systems. An inability to incorporate technologies or functionalities that are important or essential to Venus Concept systems could have a material adverse effect on Venus Concept’s business and may prevent it from selling its products or from practicing its processes. In addition, Venus Concept may lose valuable intellectual property rights or personnel. Moreover, any such litigation or corresponding threat may adversely affect Venus Concept’s ability to retain or hire employees or contract with independent sales representatives. A loss of key personnel could hamper or prevent Venus

Concept’s ability to commercialize Venus Concept’s products, which could have an adverse effect on its business, results of operations and financial condition.

Venus Concept also relies on physical and electronic security measures to protect its proprietary information, but these security measures may be breached or may not provide adequate protection for Venus Concept property. There is a risk that third parties may obtain and improperly utilize Venus Concept proprietary trade secrets or other proprietary information to its competitive disadvantage. Venus Concept may not be able to detect or prevent the unauthorized access or use of such information or take appropriate and timely steps to enforce its intellectual property rights.

Venus Concept depends on certain technologies that are licensed to it. Venus Concept does not control these technologies and any loss of its rights to them could prevent it from selling its products.

Venus Concept is dependent on intellectual property license agreements for certain key technology for which Venus Concept pays royalty fees. Venus Concept does not own the patents that underlie its license agreements and its rights to use any technology licensed is subject to compliance with the terms of the license agreements. Venus Concept does not control the prosecution, maintenance, or filing of the patents that are licensed under its license agreements, or the enforcement of these patents against third parties. These patents and patent applications are not written by Venus Concept or its advisors, and it did not have control over the drafting and prosecution. Venus Concept cannot be certain that drafting and/or prosecution of the licensed patents and patent applications by the licensors have been or will be conducted in compliance with applicable laws and regulations or will result in sustainable, valid and enforceable patents and other intellectual property rights.

Venus Concept’s intellectual property agreements with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of its rights to the relevant intellectual property or technology or increase Venus Concept’s financial or other obligations to its licensors.

Certain provisions in Venus Concept’s intellectual property agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could affect the scope of Venus Concept’s rights to the relevant intellectual property or technology or affect financial or other obligations under the relevant agreement, either of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

In addition, while it is Venus Concept’s policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to it, Venus Concept may not execute such an agreement with each party who in fact conceives or develops intellectual property that Venus Concept regards as its own. Venus Concept’s assignment agreements may not be enforceable or may be breached, and Venus Concept may be forced to bring claims against third parties, or defend claims they may bring against it, to determine the ownership of what Venus Concept regards as its intellectual property.

If Venus Concept is unable to protect its trademarks from infringement or other violation, its business prospects may be harmed.

Venus Concept has trademark registrations and applications in the United States and also in certain foreign countries for Venus Concept, Venus Viva, Venus Versa, Venus Freeze, Venus Legacy, NeoGraft and/or (MP)2, but there can be no guarantee Venus Concept’s rights will not be subject to, or be limited or lost by, challenges or oppositions brought by third parties. Although Venus Concept takes steps to monitor the possible infringement or misuse of its trademarks, it is possible that third parties may infringe, dilute or otherwise violate Venus Concept trademark rights without notice for a substantial period of time. Any unauthorized use of Venus Concept’s trademarks could harm its reputation or commercial interests. In addition, Venus Concept’s enforcement against third-party infringers or violators may be expensive and time-consuming, and the outcome is unpredictable and may not provide an adequate remedy.

Venus Concept’s products and services and any future products or services it develops could be alleged to infringe patents or other intellectual property rights of others, which may lead to litigation and, if Venus Concept is not successful, it could be required to pay substantial damages or it may be limited in its ability to commercialize its products.

Venus Concept’s commercial success depends on its ability to develop, manufacture, and market its products and use its proprietary products without infringing the patents, trade secrets and other proprietary rights of third parties. As the medical technology and aesthetic product industries expand and more patents are issued, the risk increases that there may be patents issued to third parties that relate to Venus Concept systems and technology of which it is not aware or that it must challenge to continue its operations as currently contemplated.

Venus Concept’s products may be held by a court to infringe, misappropriate or otherwise violate patents, trade secrets or other proprietary rights of others, and Venus Concept may not know whether or to what extent it may be infringing, misappropriating or otherwise violating any such third party. For example, on October 26, 2018, Edge Systems LLC filed suit against Venus Concept in the United States District Court for the District of Florida. The complaint alleges infringement of several patents by the Venus Glow system introduced into the U.S. market in the fourth quarter of 2018. Although Venus Concept believes that it does not infringe the patents and it will vigorously defend the claims asserted, intellectual property litigation can involve complex factual and legal questions, and Venus Concept cannot guaranty the outcome of this suit will be in its favor.

Venus Concept may also be subject to claims that it is infringing, misappropriating or otherwise violating other intellectual property rights, such as trademarks or copyrights. If patents containing competitive or conflicting claims are issued to third parties, Venus Concept may be enjoined from pursuing research, development or commercialization of products, or may be required to obtain licenses to these patents, or to develop or obtain alternative technologies.

There is substantial litigation involving patent and other intellectual property rights in the medical technology and aesthetic industries generally. If a third-party brings additional claims that Venus Concept infringes its intellectual property rights in the future, Venus Concept may face a number of issues relating to such claims, including, but not limited to:

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allegations of infringement and violation of other intellectual property claims which, regardless of merit, may be expensive and time-consuming to defend and may divert management’s attention from Venus Concept’s business;

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substantial damages for infringement may be awarded, which Venus Concept may have to pay if a court decides that the product or process at issue infringes on or otherwise violates the third party’s rights and if the court finds that the infringement was willful in a patent infringement case in the United States, Venus Concept could be ordered to pay an amount up to treble damages;

•

in a patent infringement case, a court in the United States could find that an exceptional case exists and that Venus Concept should be ordered to pay the patent owner’s attorney’s fees, and in several foreign jurisdictions, such attorney’s fees could be awarded to the patent owner as a matter of right if it is successful in its infringement suit;

•

a court could issue an injunction prohibiting Venus Concept from selling or licensing Venus Concept systems, or using processes to manufacture or use such devices unless the third-party licenses its intellectual property rights to Venus Concept, which it is not required to do at a commercially reasonable price or at all;

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a requirement may arise for Venus Concept to enter into licenses for which it may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for its products and processes or which may contain other onerous terms; and

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a requirement may arise for Venus Concept to redesign its products or processes so they do not infringe a third party’s intellectual property, which may not be possible at all or may require substantial monetary expenditures and time, during which Venus Concept’s products may not be available for sale and processes may not be available for use.

Some of Venus Concept’s competitors may be able to sustain the costs of complex patent litigation more effectively than Venus Concept can because they have substantially greater resources. Even if resolved in Venus Concept’s favor, litigation or other legal proceedings relating to intellectual property claims may cause it to incur significant expenses and could distract its technical and management personnel from their normal responsibilities.

If a third party is found to have rights covering Venus Concept systems or processes, Venus Concept could be forced to cease selling the products or using the processes covered by the disputed rights or be subject to significant liabilities to such third party and/or be required to license rights from such third party which may not be required to do at a commercially reasonable price or at all.

Indemnification obligations for third party intellectual property claims may increase Venus Concept’s costs or require it to cease selling certain products, which could adversely affect Venus Concept’s financial condition and results of operations.

Venus Concept may be subject to indemnification claim obligations with respect to its intellectual property rights pursuant to its agreements with its customers. Such indemnification provisions are customary in the industry. Successful claims of infringement or misappropriation by a third-party against Venus Concept or a customer or other third-party that it indemnifies could not only prevent it from distributing certain products or performing certain services, but could also require it to pay substantial damages, royalties, legal fees or other fees.

Risks Related to Venus Concept’s Operations in Israel

Venus Concept conducts a significant portion of Venus Concept’s operations in Israel and therefore Venus Concept’s business, financial condition and results of operations may be adversely affected by political, economic and military conditions in Israel.

Venus Concept’s Tel Aviv administrative corporate office, its research and development facilities and key third-party suppliers are located in Israel, and some of its key employees are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect its business.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities, armed conflicts, terrorist activities or political instability involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect business conditions and have a material adverse effect on Venus Concept’s business, financial condition and results of operations and could make it more difficult for Venus Concept to raise capital. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon, and Israel and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran.

In addition, hostilities, armed conflicts, terrorist activities or political instability involving Israel could have a material adverse effect on Venus Concept’s facilities including its corporate administrative office or on the facilities of its local suppliers, in which event all or a portion of its inventory may be damaged and its ability to deliver products to customers could be significantly delayed. Certain of Venus Concept’s executive officers and key employees reside in Israel and some may be required to perform annual military reserve duty and may be called for active duty under emergency circumstances at any time. Venus Concept operations could be disrupted by an absence for a significant period of time of one or more of these officers or key employees due to military service, which could adversely affect its business, results of operations and financial condition.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Similarly, Israeli corporations are limited in conducting business with entities from several countries. Such restrictions may seriously limit its revenues.

Venus Concept’s commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to Venus Concept’s facilities resulting in disruption of Venus Concept’s operations. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained, or if maintained, will be sufficient to compensate Venus Concept fully for damages incurred. Any losses or damages incurred by Venus Concept could have a material adverse effect on Venus Concept’s business, financial condition and results of operations. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm Venus Concept’s business, financial condition and results of operations.

Venus Concept’s operations may be affected by negative labor conditions in Israel.

Strikes and work-stoppages occur relatively frequently in Israel. If Israeli trade unions threaten additional strikes or work-stoppages and such strikes or work-stoppages occur, those may, if prolonged, have a material adverse effect on the Israeli economy and on Venus Concept’s business, including Venus Concept’s ability to deliver products to Venus Concept’s customers and to receive raw materials from Venus Concept’s suppliers in a timely manner.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements relating to Restoration Robotics, Venus Concept, the merger and the other proposed transactions.

These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as Restoration Robotics and Venus Concept cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements regarding the strategies, prospects, plans, expectations or objectives of management of Restoration Robotics or Venus Concept for future operations of the combined company, the progress, scope or timing of the development of the combined company’s products, the benefits that may be derived from Restoration Robotics or Venus Concept products, services or technology or the commercial or market opportunity with respect to their products, the ability of Restoration Robotics or Venus Concept to protect their intellectual property rights, the anticipated operations, financial position, ability to raise capital to fund operations, revenues, costs or expenses of Restoration Robotics, Venus Concept or the combined company, statements regarding future economic conditions or performance, statements of belief and any statement of assumptions underlying any of the foregoing. Forward-looking statements may also include any statements regarding the approval and closing of the merger, including the timing of the consummation of the merger, Restoration Robotics’ ability to solicit a sufficient number of proxies to approve the merger, satisfaction of conditions to the completion of the merger, the expected benefits of the merger, the ability of Restoration Robotics and Venus Concept to complete the merger, the combined company’s ability to complete the equity commitment letter financing immediately following the merger and any statement of assumptions underlying any of the foregoing.

For a discussion of the factors that may cause Restoration Robotics, Venus Concept or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of Restoration Robotics and Venus Concept to complete the merger and the effect of the merger on the business of Restoration Robotics, Venus Concept and the combined company, please see the section titled “Risk Factors” beginning on page 28 of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Restoration Robotics and incorporated by reference herein. See the section titled “Where You Can Find More Information” beginning on page 293 of this proxy statement/prospectus. There can be no assurance that the merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Restoration Robotics, Venus Concept or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date on which the statements were made. Restoration Robotics and Venus Concept do not undertake any obligation to (and expressly disclaim any such obligation to) publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

Management of Venus Concept has prepared a financial forecast for purposes of the merger transaction. The financial forecast used in the discounted cash flow analysis discussed herein was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Venus Concept’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Venus Concept. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the financial forecast.

Neither Venus Concept’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the financial forecast discussed herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the financial forecast.

THE ANNUAL MEETING OF RESTORATION ROBOTICS STOCKHOLDERS

Date, Time and Place

The Restoration Robotics annual meeting will be held on             , 2019, at the offices of Restoration Robotics located at 128 Baytech Drive, San Jose, California 95134, commencing at              a.m., local time. Restoration Robotics is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by Restoration Robotics’ board of directors for use at the Restoration Robotics annual meeting and any adjournments or postponements of the Restoration Robotics annual meeting. This proxy statement/prospectus is first being furnished to Restoration Robotics stockholders on or about             , 2019.

Purposes of the Restoration Robotics Annual Meeting

The purposes of Restoration Robotics annual meeting are:

1.	To approve the issuance of shares of Restoration Robotics common stock to Venus Concept shareholders pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A;

2.

To approve (i) the issuance of shares of Restoration Robotics common stock in the equity commitment letter financing, including the issuance of the optional shares, as contemplated by the equity commitment letter among Restoration Robotics, Venus Concept and the investors named therein, a copy of which is attached as Annex B; (ii) the issuance of shares of Restoration Robotics common stock upon the conversion of $5.0 million aggregate principal amount of convertible notes issued by Restoration Robotics in February 2019 into common stock of Restoration Robotics at a conversion price equal to $0.825 per share, referred to as the Restoration Robotics note conversion; and (iii) the issuance of shares of Restoration Robotics common stock upon the conversion of $7.8 million aggregate principal amount of convertible notes issued to Venus Concept in June 2019 into common stock of Restoration Robotics at a conversion price equal to $0.4664 per share, referred to as the Venus Concept note conversion;

3.

To approve an amendment and restatement to the Restoration Robotics 2017 Plan to increase the total number of shares of Restoration Robotics common stock currently available for issuance under the 2017 Plan by 6,750,000 shares, prior to giving effect to the reverse split to be effected in connection with the merger, and certain other amendments to the 2017 Plan as more fully described therein, in the form attached as Annex C;

4.

To approve an amendment to the amended and restated certificate of incorporation of Restoration Robotics changing the Restoration Robotics corporate name to “Venus Concept Inc.” in the form attached as Annex D;

5.

To approve an amendment to the amended and restated certificate of incorporation of Restoration Robotics effecting a reverse stock split of Restoration Robotics’ issued and outstanding common stock within a range, as determined by the Restoration Robotics board of directors, of every 10 to 15 shares (or any number in between) of outstanding Restoration Robotics common stock being combined and reclassified into one share of Restoration Robotics common stock in the form attached as Annex E;

6.

To elect the Class II directors to the Restoration Robotics board of directors for a term of three (3) years (provided, however, that if the merger is completed, the board of directors will be reconstituted as provided in the Merger Agreement);

7.

To ratify the selection of Grant Thornton LLP as Restoration Robotics’ independent registered public accounting firm for the fiscal year ending December 31, 2019 (provided, however, that it is likely that the combined company may decide to engage a new independent registered public accounting firm immediately or shortly after the merger is completed);

8.

To consider and vote upon an adjournment of the Restoration Robotics annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 and 5; and

9.	To transact such other business as may properly come before the stockholders at the Restoration Robotics annual meeting or any adjournment or postponement thereof.

Proposal Nos. 1, 2, 3 and 5 are referred to herein collectively as the merger proposals. Proposal Nos. 1, 2 and 3 are conditioned upon the approval of each of the other merger proposals and the approval of each merger proposal is a condition to completion of the merger. Proposal No. 5 is not conditioned upon the approvals of Proposals Nos. 1, 2 and 3. None of the issuance of Restoration Robotics common stock in connection with the merger, or Proposal No. 1, the issuance of Restoration Robotics common stock in the equity commitment letter financing or Restoration Robotics note conversion, Proposal No. 2, the amendment and restatement of the 2017 Plan, including an increase to the number of shares available for issuance thereunder, and certain other amendments to the 2017 Plan, nor Proposal No. 3, will take place unless all of the merger proposals are approved by Restoration Robotics stockholders and the merger is consummated. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2, 3 and 5.

Recommendation of Restoration Robotics’ Board of Directors

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Restoration Robotics’ board of directors has determined and believes that the issuance of shares of Restoration Robotics common stock pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, Restoration Robotics and its stockholders and has approved such issuance. Restoration Robotics’ board of directors recommends that Restoration Robotics stockholders vote “FOR” Proposal No. 1 to approve the issuance of shares of Restoration Robotics common stock pursuant to the Merger Agreement.

•

Restoration Robotics’ board of directors has determined and believes that the issuance of shares of Restoration Robotics common stock in the equity commitment letter financing, including the issuance of the optional shares and the reissuance of shares of Restoration Robotics in the Restoration Robotics note conversion and Venus Concept note conversion, is fair to, in the best interests of, and advisable to, Restoration Robotics and its stockholders and has approved such issuances. Restoration Robotics’ board of directors recommends that Restoration Robotics stockholders vote “FOR” Proposal No. 2 to approve the issuance of shares of Restoration Robotics common stock in the equity commitment letter financing, including the issuance of the optional shares and the issuance of shares of Restoration Robotics in the Restoration Robotics note conversion.

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Restoration Robotics’ board of directors has determined and believes that the approval of the amendment and restatement to the Restoration Robotics 2017 Plan to increase the number of shares of Restoration Robotics common stock reserved for issuance thereunder, and certain other amendment and restatement of the 2017 Plan as more fully described herein, is fair to, in the best interests of, and advisable to, Restoration Robotics and its stockholders and has approved and adopted such amended and restated 2017 Plan. Restoration Robotics’ board of directors recommends that Restoration Robotics stockholders vote “FOR” Proposal No. 3 to approve such amendment and restatement of the 2017 Plan.

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Restoration Robotics’ board of directors has determined and believes that the amendment to the amended and restated certificate of incorporation of Restoration Robotics to change the name of Restoration Robotics to “Venus Concept Inc.” is advisable to, and in the best interests of, Restoration Robotics and its stockholders and has approved such name change. Restoration Robotics’ board of directors recommends that Restoration Robotics stockholders vote “FOR” Proposal No. 4 to approve the name change.

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Restoration Robotics’ board of directors has determined and believes that it is advisable to, and in the best interests of, Restoration Robotics and its stockholders to approve the amendment to the amended and restated certificate of incorporation of Restoration Robotics effecting the reverse stock split, as described in this proxy statement/prospectus. Restoration Robotics’ board of directors recommends that Restoration Robotics stockholders vote “FOR” Proposal No. 5 to approve the reverse stock split.

•	Restoration Robotics’ board of directors recommends that Restoration Robotics stockholders vote “FOR” Proposal No. 6 the election of each of Frederic Moll, M.D. and Craig Taylor as Class II directors.

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Restoration Robotics’ board of directors recommends that Restoration Robotics stockholders vote “FOR” Proposal No. 7 to ratify the appointment of Grant Thornton LLP as Restoration Robotics’ independent registered public accounting firm for the fiscal year ending December 31, 2019.

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Restoration Robotics’ board of directors has determined and believes that adjourning the Restoration Robotics annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 and 5 is fair to, in the best interests of, and advisable to, Restoration Robotics and its stockholders and has approved and adopted the proposal. Restoration Robotics’ board of directors recommends that Restoration Robotics stockholders vote “FOR” Proposal No. 8 to adjourn the Restoration Robotics annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 and 5.

Restoration Robotics stockholders should understand, however, that if the merger with Venus Concept is completed, the effect of the approval of Proposals No. 6 and 7 will be limited since the composition of the Restoration Robotics’ board of directors will be changed upon completion of the merger and the equity commitment letter financing in accordance with the Merger Agreement and it is likely that the combined company may decide to engage a new independent registered public accounting firm immediately or shortly after completion of the merger.

Record Date and Voting Power

Only holders of record of Restoration Robotics common stock at the close of business on the record date,             , 2019, are entitled to notice of, and to vote at, the Restoration Robotics annual meeting. At the close of business on the record date, there were holders of record of Restoration Robotics common stock and there were shares of Restoration Robotics common stock issued and outstanding. Each share of Restoration Robotics common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Voting and Revocation of Proxies

The Proxy Card accompanying this proxy statement/prospectus is solicited on behalf of Restoration Robotics’ board of directors for use at the Restoration Robotics annual meeting.

If, as of the record date referred to above, your shares were registered directly in your name with the transfer agent for Restoration Robotics common stock, Computershare Inc., then you are a stockholder of record. Whether or not you plan to attend the Restoration Robotics annual meeting online, Restoration Robotics urges you to fill out and return the proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted.

The procedures for voting are as follows:

If you are a stockholder of record, you may vote at the Restoration Robotics annual meeting. Alternatively, you may vote by proxy by using the accompanying Proxy Card, over the internet or by telephone. Whether or not you plan to attend the Restoration Robotics annual meeting, Restoration Robotics encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Restoration Robotics annual meeting, you may still attend the Restoration Robotics annual meeting and vote in person. In such case, your previously submitted proxy will be disregarded.

•	To vote at the Restoration Robotics annual meeting, attend the Restoration Robotics annual meeting online and follow the instructions posted at www.virtualshareholdermeeting.com/HAIR2019.

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To vote using the Proxy Card, simply complete, sign and date the accompanying Proxy Card and return it promptly in the envelope provided. If you return your signed Proxy Card before the Restoration Robotics annual meeting, Restoration Robotics will vote your shares in accordance with the Proxy Card.

•	To vote by proxy over the internet, follow the instructions provided on the Notice of Internet Availability.

•	To vote by telephone, you may vote by proxy by calling the toll free number found on the Notice of Internet Availability.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from us. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote in person at the Restoration Robotics annual meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

We provide internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

If you do not give instructions to your broker, your broker can vote your Restoration Robotics shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of Nasdaq on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, Restoration Robotics shares will be treated as broker non-votes. It is anticipated that all proposals, other than Proposal No. 7, will be non-discretionary.

All properly executed proxies that are not revoked will be voted at the Restoration Robotics annual meeting and at any adjournments or postponements of the Restoration Robotics annual meeting in accordance with the instructions contained in the proxy. If a holder of Restoration Robotics common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of Restoration Robotics’ board of directors.

If you are a stockholder of record of Restoration Robotics and you have not executed a voting agreement, you may change your vote at any time before your proxy is voted at the Restoration Robotics annual meeting in any one of the following ways:

•	you may submit another properly completed proxy with a later date;

•	you may send a written notice that you are revoking your proxy to Restoration Robotics’ Chief Financial Officer and Corporate Secretary at 128 Baytech Drive, San Jose, California 95134; or

•

you may attend the Restoration Robotics annual meeting online and vote by following the instructions at www.virtualshareholdermeeting.com/HAIR2019. Simply attending the Restoration Robotics annual meeting will not, by itself, revoke your proxy.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

Required Vote

The presence, in person or represented by proxy, at the Restoration Robotics annual meeting of the holders of a majority of the shares of Restoration Robotics common stock outstanding and entitled to vote at the Restoration Robotics annual meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. The affirmative vote of a majority of the votes cast in person or by proxy at the Restoration Robotics annual meeting, assuming a quorum is present, is required for approval of

Proposal Nos. 1, 2, 3, 7 and 8. The affirmative vote of the holders of a majority of the outstanding shares of Restoration Robotics common stock entitled to vote at the Restoration Robotics annual meeting is required for approval of Proposal Nos. 4 and 5. With respect to Proposal No. 6, directors are elected by a plurality of the affirmative votes cast by those shares present in person or represented by proxy and entitled to vote at the Restoration Robotics annual meeting, and the nominees for director receiving the highest number of affirmative votes will be elected. Each of Proposal Nos. 1, 2, 3 and 5 is a condition to the completion of the merger and they are referred to herein collectively as the merger proposals. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2, 3 and 5. Proposal Nos. 1, 2 and 3 are conditioned upon the approval of each of the other merger proposals and the approval of each merger proposal is a condition to completion of the merger. Proposal No. 5 is not conditioned upon the approvals of Proposal Nos. 1, 2 and 3. None of the issuance of Restoration Robotics common stock in connection with the merger, or Proposal No. 1, the issuance of Restoration Robotics common stock in the equity commitment letter financing or Restoration Robotics note conversion, Proposal No. 2, nor the amendment and restatement of the 2017 Plan, including an increase to the number of shares available for issuance thereunder, and certain other amendments to the 2017 Plan as more fully described herein, nor Proposal No. 3, will take place unless all of the merger proposals are approved by Restoration Robotics stockholders and the merger is consummated.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR,” “AGAINST” and “WITHHOLD” votes, abstentions and broker non-votes. “WITHHOLD” votes with respect to the election of one or more nominees for director pursuant to Proposal No. 6 will not be voted with respect to the director or directors indicated, although they will be counted for purposes of determining the presence of a quorum for the transaction of business at the Restoration Robotics annual meeting. Abstentions and broker non-votes will also be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the annual meeting. Abstentions and broker non-votes will not, however, be considered votes cast at the Restoration Robotics annual meeting and will therefore not have any effect with respect to Proposal Nos. 1, 2, 3, 7 and 8. Abstentions and broker non-votes will have the same effect as “AGAINST” votes for Proposal Nos. 4 and 5.

As of March 31, 2019, the directors and executive officers of Restoration Robotics owned or controlled 10.4% of the outstanding shares of Restoration Robotics common stock entitled to vote at the Restoration Robotics annual meeting. The directors and executive officers of Restoration Robotics owning these shares are subject to voting agreements. Each stockholder that entered into a voting agreement has agreed to vote all shares of Restoration Robotics common stock owned by him or her as of the record date in favor of Proposal Nos. 1, 2, 3, 4, 5 and 8 and against any competing “Restoration Robotics acquisition proposal” (as defined in the voting agreement).

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Restoration Robotics may solicit proxies from Restoration Robotics stockholders by personal interview, telephone, telegram or otherwise. Restoration Robotics and Venus Concept will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Restoration Robotics common stock for the forwarding of solicitation materials to the beneficial owners of Restoration Robotics common stock. Restoration Robotics will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out of pocket expenses they incur in connection with the forwarding of solicitation materials. Restoration Robotics has retained MacKenzie Partners, Inc. to assist it in soliciting proxies using the means referred to above. Restoration Robotics and Venus Concept will share equally the fees of MacKenzie Partners, Inc., which Restoration Robotics expects to be approximately $8,500, plus reimbursement of out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus, Restoration Robotics’ board of directors does not know of any business to be presented at the Restoration Robotics annual meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Restoration Robotics annual meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” beginning on page 126 of this proxy statement/prospectus describe the material aspects of the merger and the Merger Agreement. While Restoration Robotics and Venus Concept believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus and the Merger Agreement for a more complete understanding of the merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 293 of this proxy statement/prospectus.

Background of the Merger

Historical Background for Restoration Robotics

As a matter of practice, Restoration Robotics’ board of directors and senior management, together with their legal and financial advisors, regularly review and evaluate Restoration Robotics’ operating performance, stock price, capital needs, risks, evolving industry dynamics as they may affect Restoration Robotics’ long-term strategic goals and plans, and opportunities for strategic transactions, including collaborations and partnerships, geographical sales relationships, business combinations, acquisitions and other alternatives, as well as continuing to operate as a standalone company, with a goal of maximizing stockholder value.

In the fourth quarter of 2017, Restoration Robotics completed its initial public offering raising approximately $22.1 million in net proceeds at a price to the public of $7.00 per share. As of December 31, 2017, Restoration Robotics held cash and cash equivalents of $23.5 million and completed fiscal 2017 with a net loss of $17.8 million. As a result, in connection with its 2017 annual audit, Restoration Robotics’ independent registered public accounting firm included an explanatory paragraph in its report on the company’s consolidated financial statements as of and for the year ended December 31, 2017 raising substantial doubt about Restoration Robotics’ ability to continue as a going concern. In the first quarter of 2018, the company operated at a net loss of $7.4 million and burned $7.0 million in cash. After the payoff of the debt due to Oxford Finance LLC, or the Oxford debt, the net proceeds from the Solar debt were approximately $10.0 million in May 2018, and Restoration Robotics ended the second quarter of 2018 with approximately $16.9 million in cash and cash equivalents and outstanding gross debt of approximately $20.8 million, with a net loss of approximately $13.7 million for the six months ended June 30, 2018.

In light of its financial condition and increasing operating losses, during the first and second quarters of 2018, management and the board of directors considered and discussed potential financing alternatives for the company. At a meeting of the board of directors in May 2018, multiple financial advisory and banking institutions presented to the board on financing alternatives for the company. During the course of the presentations and thereafter, the board of directors also considered exploring a strategic transaction in parallel with exploring financing alternatives. Based on the recent 510(k) clearance from the U.S. FDA for the ARTAS iX system, Restoration Robotics’ next generation hair restoration system, and the expected commercial launch in mid-2018, as well as input and feedback from the financial advisors and banking institutions, the board of directors determined the best course of action was to commence a public offering to support the commercial launch of its ARTAS iX system in mid-2018.

At the time of the announcement of the public offering in August 2018, Restoration Robotics’ common stock had last closed at $2.99 per share. The company completed a downsized public offering at a price to the public of $1.50 per share (approximately a 50% discount from its closing price prior to the transaction announcement) raising net proceeds of approximately $15.6 million. Restoration Robotics completed the third quarter of 2018 with approximately $23.6 million of cash and cash equivalents and outstanding gross debt of approximately $20.8 million with a net loss of approximately $20.7 million for the nine months ended September 30, 2018. In order to remain in compliance with the terms of its revenue and liquidity covenants under its debt facility at the completion of its third quarter, the company entered into an amendment modifying these covenants in exchange for the issuance of approximately 161,000 new warrants and a cash fee to its lender.

On November 1, 2018, Restoration Robotics’ board of directors held a meeting and representatives of multiple financial advisory and banking institutions again presented on various financing alternatives for the company. During the course of the presentations and thereafter, Restoration Robotics’ board of directors discussed the potential of a strategic transaction in parallel with its efforts to identify financing alternatives. In November 2018, Restoration Robotics filed a shelf registration statement on Form S-3 in order to be prepared for another potential financing transaction.

During the period of November and December 2018, management continued discussions with multiple potential financial advisors and banking institutions with a primary focus on developing a viable financing plan for the company. During the discussions, in addition to addressing financing structures and alternatives, management discussed with the financial advisors and bankers the potential for a strategic transaction, including a sale of the company, as well as partnerships, collaborations and geographical sales arrangements. During this period, management and Restoration Robotics’ board of directors conducted periodic telephonic meetings to discuss financing strategies and potential structures for strategic transactions under consideration. During these discussions, management and Restoration Robotics’ board of directors also discussed the company’s capital needs, timeline to profitability, various operational aspects to the business including market reception to the ARTAS iX commercial launch, potential financing windows, as well as capital raising constraints in light of Nasdaq rules and regulations resulting from its depressed trading price.

By the end of the fourth quarter of 2018, Restoration Robotics forecasted that, without a financing event or a substantial increase in revenue, it would breach certain revenue and liquidity covenants under its debt facility by the end of the first quarter of 2019.

Throughout the fourth quarter of 2018 and through February 2019, in addition to the activities described below, the senior management of Restoration Robotics met with approximately 40 various investor and financing sources to ascertain interest in a potential investment or financing opportunity for the company. Despite the number of presentations, Restoration Robotics received interest in leading a financing from a single investor. After review and negotiation with the investor through January and February 2019, Restoration Robotics’ board of directors determined that the proposed financing structure was not a viable pathway for the company based on numerous factors, including, among other things, the lack of a financial commitment by the investor as the lead, the risk of failure to syndicate the investment, the requirement of a stockholder vote to close the transaction and the risk to the vote in light of the highly dilutive terms proposed. During this period, Restoration Robotics’ board of directors and senior management regularly discussed the potential for an underwritten public offering, utilizing an “at-the-market” sale facility and other forms of registered equity transactions.

Background of Introduction, Discussions and Negotiation with Venus Concept

In December 2018, following discussions with SVB Leerink occurring in late November and early December 2018, representatives of SVB Leerink provided an introduction of Restoration Robotics’ management to the management team of Venus Concept in order for the parties to discuss the opportunity for a potential strategic transaction. In addition, during December 2018, representatives of SVB Leerink had conversations with a company in the medical device and aesthetics market on a no-names basis to understand if they were interested in pursuing any strategic transactions at the time. The party indicated that they would not be pursuing any acquisitions or strategic transactions at that time.

On December 13, 2018, Restoration Robotics and Venus Concept entered into a mutual confidentiality and non-disclosure agreement.

On December 17, 2018, members of Restoration Robotics’ board of directors and senior management team, including Jeff Bird, Keith Sullivan, Ryan Rhodes and Mark Hair, and a representative of SVB Leerink, met with members of Venus Concept’s senior management team, including Domenic Serafino, Chief Executive Officer of Venus Concept, Domenic Della Penna, Chief Financial Officer of Venus Concept, and Boris Vaynberg, Chief Technology Officer of Venus Concept, in San Francisco, California, to make introductory presentations regarding their respective companies and discuss the potential for a strategic transaction between the parties. While a potential business combination was discussed, alternative transaction structures were also considered. The meeting also included a presentation by Venus Concept of its selected financial and operating results and operating forecasts prepared by Venus Concept management.

On December 19, 2018, SVB Leerink presented a preliminary financial analysis to Restoration Robotics’ senior management based on the initial management projections prepared by Restoration Robotics’ senior management and financial and operating results information provided by Venus Concept management.

On December 20, 2018, Restoration Robotics’ board of directors held a telephonic call with senior management and representatives of Latham & Watkins LLP to discuss the results of the meeting with Venus Concept and to discuss the progress of the company’s financing activities. During the meeting, the members of senior management discussed management’s preliminary assessment of the merits of a potential transaction with Venus Concept and Venus Concept’s indication that they were interested in entering into more formal discussions regarding a potential transaction. Restoration Robotics’ board of directors also discussed the progress of the company’s financing efforts to identify sources of capital, which included an update from members of senior management on the status of ongoing discussions with potential investors. Restoration Robotics’ board of directors directed senior management to continue activities with regard to securing a potential financing transaction. Restoration Robotics’ board of directors also determined to continue its discussions with Venus Concept regarding the potential transaction, and to request SVB Leerink to identify and contact other potential parties to gauge interest in a potential strategic transaction with Restoration Robotics, including an acquisition.

On December 23, 2018, following the telephonic meeting of Restoration Robotics’ board of directors on December 20, 2018, Jeff Bird, as a representative of Restoration Robotics’ board of directors met telephonically with a representative of SVB Leerink and directed SVB Leerink to identify and contact other potential strategic parties to gauge interest in a potential strategic transaction with Restoration Robotics, including an acquisition.

Over the next several weeks, SVB Leerink made outbound calls to an additional six (6) potential strategic parties (other than Venus Concept and the party that was contacted in early December 2018) to gauge their interest in a potential strategic transaction and/or acquisition of Restoration Robotics, hereinafter referred to as Party A, Party B, Party C, Party D, Party E, and Party F. These strategic parties were identified and selected through discussions between Restoration Robotics’ board of directors and senior management and SVB Leerink on the basis of (i) presence in the aesthetics, medical device and/or health care capital equipment sectors, (ii) the perceived probability of interest in engaging in discussions regarding a strategic transaction with Restoration Robotics, (iii) the perceived financial capacity to engage in a strategic transaction with Restoration Robotics, and (iv) the perceived synergies that might be realized by engaging in a strategic transaction with such parties.

On December 24, 2018, in accordance with Restoration Robotics’ board of director’s directives, SVB Leerink contacted representatives of Party A on a confidential basis to assess Party A’s potential interest in a strategic transaction with and/or acquiring Restoration Robotics. During the telephonic meeting, Party A informed SVB Leerink that Party A had no interest in pursuing a strategic transaction with or acquisition of Restoration Robotics at that time, and Party A did not provide a specific reason as to why it was not interested.

On December 26, 2018, in accordance with Restoration Robotics’ board of directors’ directives, SVB Leerink contacted representatives of Party B on a confidential basis to assess Party B’s potential interest in a strategic transaction with and/or acquiring Restoration Robotics. The following week, Party B informed SVB Leerink that it was interested in continuing discussions and requested a meeting with Restoration Robotics’ senior management in early January 2019.

On December 26, 2018, in accordance with Restoration Robotics’ board of directors’ directives, SVB Leerink contacted representatives of Party C on a confidential basis to assess Party C’s potential interest in a strategic transaction with and/or acquiring Restoration Robotics. Party C indicated it would discuss internally. Ultimately, Party C did not contact SVB Leerink to express interest in pursuing a strategic transaction with or acquisition of Restoration Robotics at that time, nor did Party C specifically decline. Party C did not provide a specific reason as to why it was not interested.

On December 26, 2018, in accordance with Restoration Robotics’ board of directors’ directives, SVB Leerink contacted representatives of Party D on a confidential basis to assess Party D’s potential interest in acquiring Restoration Robotics. During the telephonic meeting, Party D informed SVB Leerink that Party D had no interest in pursuing a strategic transaction with and/or acquiring of Restoration Robotics at that time, and Party D did not provide a specific reason as to why it was not interested.

On December 26, 2018, Restoration Robotics’ board of directors held a telephonic call with senior management and representatives of Latham & Watkins LLP to discuss the progress of the company’s financing activities and strategic transaction discussions.

On December 27, 2018, in accordance with Restoration Robotics’ board of directors’ directives, SVB Leerink contacted representatives of Party E on a confidential basis to assess Party E’s potential interest in a strategic transaction with and/or acquiring Restoration Robotics. During the telephonic meeting, Party E informed SVB Leerink that Party E had no interest in pursuing a strategic transaction with or acquisition of Restoration Robotics at that time, and Party E did not provide a specific reason as to why it was not interested.

On January 2, 2019, in accordance with Restoration Robotics’ board of directors’ directives, SVB Leerink contacted representatives of Party F on a confidential basis to assess Party F’s potential interest in a strategic transaction with and/or acquiring Restoration Robotics. Later that week, Party F informed SVB Leerink that it was interested in continuing discussions and requested a meeting with Restoration Robotics’ senior management in early January 2019.

On January 3, 2019, Restoration Robotics’ board of directors held a telephonic call with senior management and representatives of Latham & Watkins LLP to discuss the progress of the company’s financing activities and strategic transaction discussions.

On January 4, 2019, Restoration Robotics’ board of directors met telephonically with members of senior management, SVB Leerink and Latham & Watkins LLP to discuss the initial results of SVB Leerink’s strategic outreach to potentially interested parties. Restoration Robotics’ board of directors also discussed Restoration Robotics’ current financial position and market challenges and the merits of a potential transaction with Venus Concept. SVB Leerink presented a preliminary financial analysis based on the initial management projections prepared by Restoration Robotics’ senior management. Restoration Robotics’ board of directors directed senior management to continue discussions with Venus Concept regarding the potential transaction and directed SVB Leerink and senior management to continue discussions with Company C and Company G to gauge interest in a potential strategic transaction and/or acquisition of Restoration Robotics.

On January 8, 2019, members of Party B senior management held a meeting with members of Restoration Robotics’ senior management, including Ryan Rhodes and Mark Hair, in San Francisco, California. Following the meeting, Party B informed SVB Leerink that Party B had no interest in pursuing a strategic transaction with or acquisition of Restoration Robotics at that time, and Party B did not provide a specific reason as to why it was not interested.

On January 15, 2019, members of Restoration Robotics’ senior management, including Keith Sullivan and Mark Hair held a meeting in New York with Scott Barry, a member of Venus Concept’s board of directors, to discuss to discuss the merits of a potential transaction with Venus Concept. During the meeting, the parties discussed the potential merits of a business combination, and discussed the respective parties’ financial and operating results and operating projections.

On January 15, 2019, Party F had a telephonic meeting with SVB Leerink to discuss the potential acquisition. On January 16, 2019, members of Party F’s senior management held a telephonic meeting with members of Restoration Robotics’ senior management, including Mark Hair and Keith Sullivan. Following the meeting, Company F continued to express interest in pursuing an acquisition of Restoration Robotics but indicated that it would be six to twelve months before Party F would be in a position to actively pursue and sign a transaction. Representatives of Party F held two additional telephonic meetings with SVB Leerink about a potential transaction on January 20, 2019 and January 30, 2019, when Party F communicated its decision to end discussions at that point in light of the time period before it could consider a strategic transaction.

On January 18, 2019, Restoration Robotics received a letter from the listing qualifications department of Nasdaq indicating that for 30 consecutive business days it did not maintain a minimum Market Value of its Listed Securities of $50,000,000 as required by Nasdaq Listing Rule 5450(b)(2)(A) and that Restoration Robotics had until July 17, 2019, to regain compliance with rule.

On January 21, 2019, Restoration Robotics and Venus Concept entered into an amendment to the confidentiality agreement to include each party’s lenders and financing sources.

On the afternoon of January 21, 2019, Venus Concept delivered a non-binding letter of intent to Restoration Robotics reflecting a proposal for a stock-for-stock transaction that would result in current Venus Concept shareholders owning 90% of the combined company and current Restoration Robotics stockholders owning 10% of the combined company, calculated on a fully diluted basis but before giving effect to any financing that may occur immediately following the closing of the transaction. The letter of intent also proposed that a financing would occur immediately following the close of the transaction at a price of $0.70 per share and that the board of directors of the combined company would be made up of six representatives from Venus Concept and one representative from Restoration Robotics.

On January 22, 2019, Restoration Robotics’ board of directors held a telephonic call with senior management and representatives of Latham & Watkins LLP to discuss the terms of the letter of intent. During the discussion, Restoration Robotics’ board of directors and members of senior management discussed terms for negotiation and strategy, as well as determining to continue to move forward with diligence on Venus Concept.

On January 25, 2019, Restoration Robotics’ board of directors held a telephonic call with senior management and representatives of Latham & Watkins LLP to discuss the progress of the company’s financing activities, discussions with the company’s lender and to receive an update on strategic transaction discussions.

In addition, during January and February 2019, representatives of EW Healthcare Partners had conversations with Restoration Robotics and Venus Concept regarding EW Healthcare Partners potentially taking the lead on a financing of the post-transaction consummation combined company.

On January 31, 2019, Restoration Robotics’ board of directors held a telephonic call with senior management and representatives of Latham & Watkins LLP to discuss the progress of the company’s financing activities, discussions with the company’s lender and to receive an update on strategic transaction discussions. During the discussion, members of senior management also discussed upcoming diligence activities with Venus Concept.

On February 7 and 8, 2019, members of Venus Concept’s and Restoration Robotics’ senior management held a meeting at Restoration Robotics’ headquarters in San Jose, California, to discuss diligence items relating to both parties’ businesses. In attendance from Venus Concept were its CFO, Domenic Della Penna, its CTO, Boris Vanyberg and its COO, Maor Sinay. During this meeting, members of Restoration Robotics’ senior management, including Keith Sullivan and Mark Hair, conducted a demonstration of the ARTAS iX system. In addition, the parties discussed various intellectual property matters related to Restoration Robotics’ technology, as well as planned initiatives related to the manufacturing and system cost reductions for the ARTAS iX system.

On February 10, 2019, Restoration Robotics’ board of directors met telephonically with members of senior management, SVB Leerink and Latham & Watkins LLP to discuss the progress of discussions with Venus Concept regarding a potential transaction. During this discussion, the board of directors and senior management directed SVB Leerink to prepare a counter proposal to the terms of the Venus Concept’s letter of intent, including a counter proposal in the ownership split of the combined company, the scope of the exclusivity provision and the minimum committed amount of the proposed post-closing financing.

On February 11, 2019, members of Venus Concept’s and Restoration Robotics’ senior management had a diligence meeting at Venus Concept’s facilities in Toronto. During this meeting, members of Restoration Robotics’ senior management, including Keith Sullivan and Mark Hair, were given tours of the Venus Concepts’ facility, and met with Venus Concept’s senior management team to discuss Venus Concept’s product offerings, organization structure and business plans, including its plans for Venus Concept’s hair restoration business. During the meeting, the parties also discussed the proposed economics of the business combination for each company’s respective shareholders, including the relative ownership splits of the combined company.

Through March 14, 2019, Restoration Robotics and Venus Concept each conducted a full diligence process on the other, including frequent calls with members of senior management and legal counsel regarding the potential transaction and the diligence items relating to both parties’ businesses.

On February 12, 2019, Venus Concept provided Restoration Robotics with updated financial projections prepared by Venus Concept management.

On February 13, 2019, in order to remain in compliance with the terms of its liquidity covenant under its debt facility, Restoration Robotics entered into an amendment modifying the covenant in exchange for an increase in the final fee payable to the lenders upon prepayment, default and maturity of the loan agreement to $960,000.

On February 14, 2019, Restoration Robotics opened an online data room containing due diligence material and provided access to Venus Concept and its representatives.

On February 16, 2019, Venus Concept opened an online data room containing due diligence material and provided access to Restoration Robotics and its representatives.

On February 16, 2019, Venus Concept provided an updated letter of intent to Restoration Robotics reflecting revised terms that had been negotiated by the parties, including that current Venus Concept shareholders would own 85% of the combined company and current Restoration Robotics stockholders would own 15% of the combined company, that an initial committee $20 million financing would occur immediately following the close of the proposed transaction at a price per share that would reflect a 5% discount to the 30-day volume-weighted average price at announcement of the transaction and refining the scope of the exclusivity provision to allow for certain alternative financing transactions. In addition, the letter reflected the removal (the provision related to the pre-determined number of directors from each company.

On February 18, 2019, Venus Concept provided Restoration Robotics with an updated financial analysis prepared by Venus Concept management.

On February 20, 2019, Restoration Robotics and SVB Leerink entered into an engagement letter memorializing the engagement of SVB Leerink as Restoration Robotics’ exclusive financial advisor in connection with the potential transaction with Venus Concept.

On February 22, 2019, Venus Concept’s outside counsel, Reed Smith LLP, provided Restoration Robotics and Latham & Watkins LLP with a draft Merger Agreement for review and comment.

On February 23, 2019, the updated letter of intent was executed by both parties. The letter of intent provided for a 14-day period during which Restoration Robotics agreed to negotiate exclusively with Venus Concept regarding the proposed transaction, but providing for the ability of Restoration Robotics to pursue certain alternative financing transactions.

On February 27, 2019, Restoration Robotics’ board of directors met telephonically with members of senior management, SVB Leerink and Latham & Watkins LLP to discuss the material terms of the proposed transaction included in the draft Merger Agreement. SVB Leerink presented an updated financial analysis based on the initial management projections prepared by Restoration Robotics’ senior management, which revised the guidance presented to the board at the January 4, 2019 meeting. Restoration Robotics’ board of directors directed senior management to continue discussions with Venus Concept regarding the proposed transaction and directed Latham & Watkins LLP to negotiate with Reed Smith LLP to obtain improvements in the terms of the draft Merger Agreement, including, among other provisions, the non-solicitation provisions, the termination fee and related provisions, the expense reimbursement provisions and conditions to the merger. In addition, Restoration Robotics’ board of directors (with directors Dr. Gil Kliman and Dr. Frederic Moll abstaining) approved a $5.0 million bridge financing to be financed by Dr. Frederic Moll, a director of Restoration Robotics, and InterWest Partners (a venture capital fund over which Dr. Gil Kliman, a director of Restoration Robotics, maintains shared voting and dispositive power).

On February 28, 2019, Latham & Watkins LLP provided a revised draft Merger Agreement to Reed Smith LLP. The draft included revisions to the non-solicitation provisions, the change of board recommendation provisions, the termination provisions and termination fee and circumstances under which the payment of the termination fee would be triggered, the expense reimbursement fee and circumstances under which the payment of the expense reimbursement fee would be triggered and added fiduciary duty exceptions that would permit Restoration Robotics’ board of directors to change its recommendation to shareholders in connection with a customary “intervening event.”

On March 1, 2019, Reed Smith LLP provided Latham & Watkins LLP with drafts of a form lock-up agreement, voting agreements for stockholders of Venus Concept and Restoration Robotics, and an equity commitment letter. Between March 1, 2019 and March 14, 2019, Latham & Watkins LLP and Reed Smith LLP exchanged several revisions to these documents and held several calls to negotiate terms.

On March 3, 2019, Reed Smith LLP provided a revised draft Merger Agreement to Latham & Watkins LLP. Between March 3, 2019 and March 13, 2019, Latham & Watkins LLP and Reed Smith LLP exchanged several revisions to the Merger Agreement and held several calls to negotiate terms, including, among other provisions, the non-solicitation provisions, the termination provisions and termination fee and circumstances under which the termination fee would be triggered, the expense reimbursement fee and circumstances under which the payment of the expense reimbursement fee would be triggered, and the number of directors from each of the companies.

On March 9, 2019, the 14-day period during which Restoration Robotics agreed to negotiate exclusively with Venus Concept regarding the proposed transaction ended.

On March 9, 2019, Restoration Robotics’ board of directors held a telephonic call with senior management and representatives of Latham & Watkins LLP to discuss the status of the transaction with Venus Concept and receive an update in regards to the key points in the Merger Agreement.

On March 10, 2019, Restoration Robotics’ board of directors held a telephonic call with senior management and representatives of Latham & Watkins LLP to discuss the status of the transaction with Venus Concept and receive an update in regards to the key points in the Merger Agreement. At the meeting, Latham & Watkins LLP reviewed the fiduciary duties of directors in connection with the consideration of the proposed transaction. Latham & Watkins LLP then presented the key terms of the transaction documents, including structure and timing considerations, treatment of equity, the non-solicitation clause and fiduciary duty exceptions that would permit Restoration Robotics to negotiate and accept an unsolicited superior offer, the change of board recommendation provisions, the termination provisions and termination fee and circumstances under which the payment of the termination fee would be triggered, the expense reimbursement fee and circumstances under which the payment of the expense reimbursement fee would be triggered, the lock-up agreements, voting agreements, and the equity commitment letter. During this meeting, Restoration Robotics’ board of directors also approved an extension of the exclusivity period through March 15, 2019.

On March 13, 2019, Restoration Robotics’ board of directors met with representatives of senior management, Latham & Watkins LLP and SVB Leerink present. At the meeting, Latham & Watkins LLP presented the key terms of the transaction documents, including structure and timing considerations, treatment of equity, the non-solicitation clause and fiduciary duty exceptions that would permit Restoration Robotics to negotiate and accept an unsolicited superior offer, the change of board recommendation provisions, the termination provisions and termination fee and circumstances under which the payment of the termination fee would be triggered, the expense reimbursement fee and circumstances under which the payment of the expense reimbursement fee would be triggered, the lock-up agreements, voting agreements, and the equity commitment letter. Latham & Watkins LLP also again reviewed the fiduciary duties of directors in connection with the consideration of the proposed transaction. At this meeting, representatives of SVB Leerink presented SVB Leerink’s financial analyses of the merger consideration proposal to be paid in the merger. Restoration Robotics’ board of directors engaged in extensive discussions relating to Venus Concept, its business and the terms of the proposed transaction. After further discussion, the board directed Latham & Watkins LLP to continue negotiations with Reed Smith LLP to finalize the transaction documents.

On March 13 and 14, 2019, representatives of Restoration Robotics, Venus Concept, Latham & Watkins LLP and Reed Smith LLP finalized the outstanding terms of the Merger Agreement and ancillary agreements, including the equity commitment letter, voting agreements and lock-up agreements.

On March 14, 2019, Restoration Robotics received a notice from Nasdaq that, for the previous thirty (30) consecutive business days, the closing bid price for Restoration Robotics’ common stock was below the $1.00 per share minimum bid price requirement for continued listing on Nasdaq and that Restoration Robotics had until September 10, 2019, to regain compliance with the minimum bid price rule.

Late in the evening on March 14, 2019, Restoration Robotics’ board of directors met with representatives of senior management, with Latham & Watkins LLP and SVB Leerink present. At the meeting, Latham & Watkins LLP engaged in discussion with the board on key terms of the transaction documents that had been previously discussed at the March 13, 2019 meeting and reviewed the fiduciary duties of directors in connection with the consideration of the proposed transaction. At this meeting, which carried over past midnight to March 15, 2019, representatives of SVB Leerink also confirmed there were no material changes to SVB Leerink’s financial analyses of the merger consideration proposed to be paid in the merger. After such confirmation, a representative of SVB Leerink rendered the oral opinion of SVB Leerink that, as of the date of such opinion and based upon and subject to the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion, the merger consideration to be paid by Restoration Robotics pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Restoration Robotics. SVB Leerink subsequently confirmed such opinion by delivery to the Restoration Robotics board of directors of SVB Leerink’s written opinion dated March 15, 2019. For a detailed discussion of the opinion provided by SVB Leerink, see “—Opinion of Restoration Robotics Financial Advisor” beginning on page 97 of this proxy statement/prospectus. Restoration Robotics’ board of directors engaged in extensive discussions relating to Venus Concept, its business and the terms of the proposed transaction. Following the discussion, Dr. Frederic Moll recused himself from the vote reminding Restoration Robotics’ board of directors that he had communicated his intent to invest in the combined entity following the completion of the merger transaction and had agreed to serve as a director in the combined company. The remaining members of Restoration Robotics’ board of directors then unanimously determined that it was advisable and in the best interests of Restoration Robotics and Restoration Robotics’ stockholders for Restoration Robotics to enter into the Merger Agreement, approved the Merger Agreement and declared it advisable. Early the morning of March 15, 2019, Restoration Robotics entered into the Merger Agreement with Venus Concept, and Venus Concept and Restoration Robotics entered into the equity commitment letter with EW Healthcare Partners and certain other investors. Before the opening of trading on Nasdaq, on March 15, 2019, Restoration Robotics issued a joint press release with Venus Concept announcing the execution of the Merger Agreement.

Restoration Robotics Reasons for the Merger

Restoration Robotics’ board of directors considered the following factors in reaching its conclusion to approve the Merger Agreement, the merger and to recommend that Restoration Robotics stockholders approve the issuance of shares of Restoration Robotics common stock in the merger and the equity commitment letter financing, all of which the board viewed as supporting its decision to approve the merger with Venus Concept:

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Best Alternative for Maximizing Stockholder Value. Restoration Robotics’ board of directors and its financial advisor undertook a comprehensive and thorough process of reviewing and analyzing potential operational and financing strategies for the company in light of its financial position, as well as potential strategic transactions and potential merger candidates, to identify the course of action that would, in Restoration Robotics’ board of directors’ opinion, create the most value for Restoration Robotics stockholders. Restoration Robotics’ board of directors believes, after a thorough review of its prospects as a stand-alone company and available strategic alternatives, as well as a result of discussions with Restoration Robotics’ senior management, financial advisors and legal counsel, that the merger with Venus Concept was more favorable to the stockholders of Restoration Robotics than the potential value that might have resulted from other options available to Restoration Robotics, including remaining a standalone public company, considering the risks associated with such option, the lengthy process previously undertaken to identify suitable financing and the significant fundraising limitations resulting from its depressed share price.

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Prospects of the Combined Company. Restoration Robotics’ board of directors believes that the merger will provide the existing Restoration Robotics stockholders a significant opportunity to participate in the potential growth of the combined company following the merger. Restoration Robotics’ board of directors believes, based in part on the judgment, advice and analysis of Restoration Robotics’ senior management with respect to the potential strategic, financial and operational benefits of the merger (which judgment, advice and analysis was informed in part on the business, technical, financial, accounting and legal due diligence investigation performed with respect to Venus Concept), that the merger will create a combined company with the opportunity to become a leading player in minimally invasive hair restoration with a diversified product portfolio in the global minimally invasive and non-invasive medical aesthetic market with technologies designed to address hair restoration, hair removal, skin rejuvenation, wrinkle reduction, cellulite reduction and body contouring to benefit Restoration Robotics customers, employees and shareholders. Restoration Robotics’ board of directors also considered that the combined company will be led by an experienced senior management team and a board of directors with representation from each of the current boards of directors of Restoration Robotics and Venus Concept. In addition, Restoration Robotics’ board of directors considered the diversified product portfolio of the combined entity and prospects for growth in the various product lines of the combined company, as well as potential synergies, which include cost savings in overhead, sales, marketing, distribution and back office administrative functions, incremental revenue opportunities as a result of cross-marketing of products in the aesthetics space across the combined company and potential to leverage the Venus Concept subscription sales model.

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Risks Related to Remaining a Stand-Alone Company. Restoration Robotics’ board of directors believes that the merger consideration is more favorable to its stockholders than the value of remaining an independent, stand-alone public company, after accounting for the risks and uncertainties associated with achieving and executing upon Restoration Robotics’ business and financial plans in the short- and long-term as a stand-alone company. Restoration Robotics’ board of directors reviewed Restoration

Robotics’ business, operations, assets, operating results, financial condition, prospects, business strategy, competitive position, and industry, including the potential impact (which cannot be quantified numerically) of those factors on the trading price of Restoration Robotics common stock, to assess the prospects and risks associated with remaining an independent, stand-alone public company, including:

•	the significant capital requirements forecasted to achieve profitability in combination with the company’s depressed stock price and financing constraints as a result thereafter;

•	risks associated with raising the forecasted capital needed to maintain compliance with the company’s liquidity covenant under its loan agreement;

•	the lack of viable financing alternatives following substantial efforts made over a significant period of time by Restoration Robotics’ senior management to identify potential financing sources;

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the results of substantial efforts made over a significant period of time by Restoration Robotics’ senior management and financial advisors to solicit strategic alternatives for Restoration Robotics to the merger, including the discussions that Restoration Robotics’ senior management had with other potential merger candidates;

•	the risk inherent in operating a single product company;

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the projected liquidation value of Restoration Robotics and the risks, costs and timing associated with liquidating compared to the value Restoration Robotics stockholders will receive in the merger; and

•	Restoration Robotics’ potential inability to maintain its Nasdaq listing without completing the merger.

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Ability to Respond to Unsolicited Acquisition Proposals. Restoration Robotics’ board of directors considered the “fiduciary out” provisions of the Merger Agreement, which, subject to the terms and conditions thereof, permit Restoration Robotics to furnish information to and conduct negotiations with third parties that make acquisition proposals under certain circumstances, to change its recommendation to stockholders regarding the Merger Agreement and to terminate the Merger Agreement in order to approve a superior proposal, subject to payment of a termination fee to Venus Concept. Restoration Robotics’ board of directors further considered the fact that the $1,115,000 termination fee (approximately 3.2% of Restoration Robotics’ equity value) payable by Restoration Robotics is reasonable in light of the overall terms of the Merger Agreement and the benefits of the merger and would not preclude another party from making a competing proposal.

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Negotiations with Venus Concept. Restoration Robotics’ board of directors believes that as a result of arm’s length negotiations with Venus Concept, Restoration Robotics and its representatives negotiated the highest exchange ratio that Venus Concept was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to Restoration Robotics in the aggregate to which Venus Concept was willing to agree.

•	Terms of the Merger Agreement. Restoration Robotics’ board of directors also reviewed the terms of the merger and associated transactions, including:

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the exchange ratio used to establish the number of shares of Restoration Robotics common stock to be issued in the merger is fixed based on the relative valuations of the companies, and thus the relative percentage ownership of Restoration Robotics stockholders and Venus Concept shareholders immediately following the completion of the merger is similarly fixed;

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the limited number and nature of the conditions to Venus Concept’s obligation to consummate the merger, the limited risk of non-satisfaction of such conditions and the likelihood that the merger will be consummated on a timely basis;

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the respective rights of, and limitations on, Restoration Robotics and Venus Concept under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Restoration Robotics or Venus Concept receive a superior proposal;

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the reasonableness of the potential termination fee of $1,115,000 which could become payable by Restoration Robotics to Venus Concept if the Merger Agreement is terminated in certain circumstances, and the reasonableness of the related expense reimbursement fee of up to $200,000 which could become payable by Restoration Robotics if the Merger Agreement is terminated in certain circumstances;

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the voting agreements, pursuant to which officers, directors and certain stockholders of Venus Concept agreed, solely in their capacity as stockholders, to vote shares of their Venus Concept capital stock covering approximately 87.6% of the outstanding shares of Venus Concept in favor of adoption of the Merger Agreement; and

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the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

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Voting Agreements. Restoration Robotics’ board of directors viewed favorably the willingness of certain stockholders, who together hold approximately 36% of the shares of Restoration Robotics’ common stock outstanding as of the date of the Merger Agreement, to commit to vote in favor of the merger by entry into the voting agreements. The board also considered the fact that the voting agreement terminates upon any termination of the Merger Agreement, including upon Restoration Robotics’ termination to accept a superior proposal, such that the existence of the voting agreement would not be likely to deter or inhibit a superior proposal.

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Fairness Opinion. Restoration Robotics’ board of directors considered the financial analyses of SVB Leerink, including SVB Leerink’s opinion to Restoration Robotics’ board of directors that, as of the date of such opinion and based upon and subject to the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion, the merger consideration to be paid by Restoration Robotics pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Restoration Robotics. For a detailed discussion of the opinion provided by SVB Leerink, see “—Opinion of Restoration Robotics Financial Advisor” beginning on page 99 of this proxy statement/prospectus.

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Likelihood of Consummation. Restoration Robotics’ board of directors considered the likelihood that the merger will be consummated, based on, among other things, the limited number of conditions to the merger, the absence of a financing condition, the relative likelihood of obtaining required regulatory approvals, the remedies available under the Merger Agreement to Restoration Robotics in the event of various breaches by Venus Concept, and Venus Concept’s reputation, its financial capacity to complete an acquisition of this size and their prior track record of successfully completing acquisitions, which the board believed supported the conclusion that a transaction with Venus Concept could be completed relatively quickly and in an orderly manner.

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Stockholder Approval. Restoration Robotics’ board of directors considered that the merger would be subject to the approval of Restoration Robotics’ stockholders and that stockholders, other than those who entered into voting agreements, would be free to reject the merger.

In the course of its deliberations, Restoration Robotics’ board of directors also considered a variety of risks and other countervailing factors related to entering into the merger, including:

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Limited Stockholder Participation in Future Earnings or Growth. Restoration Robotics’ board of directors considered that its stockholders will have limited participation in any future growth the combined company may experience and any potential future appreciation in the value of Restoration Robotics common stock as a result of the strategic direction of the continuing entity following the completion of the merger, which will be determined by a board of directors initially comprised of a majority of the members of the current Venus Concept board of directors.

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Inability to Solicit Other Takeover Proposals. Restoration Robotics’ board of directors considered that the Merger Agreement includes a covenant prohibiting Restoration Robotics from directly or indirectly soliciting, initiating, seeking or knowingly facilitating or encouraging any inquiry, discussion, offer or request relating to, or that constitutes, or would reasonably be expected to lead to, an acquisition proposal. The board also considered, but did not consider preclusive, the fact that the right afforded to Venus Concept under the Merger Agreement to re-negotiate the terms of the Merger Agreement in response to a superior proposal may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, Restoration Robotics.

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Termination Fee. Restoration Robotics’ board of directors considered the fact that Restoration Robotics may be required to pay a termination fee of $1,115,000 (approximately 3.2% of Restoration Robotics’ equity value) if the Merger Agreement is terminated under certain circumstances, including to accept a superior proposal, and that the amount of the termination fee is comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless Restoration Robotics entered into a more favorable transaction. The board also recognized that the provisions in the Merger Agreement relating to this fee were insisted upon by Venus Concept as a condition to entering into the Merger Agreement.

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Expense Reimbursement Fee. Restoration Robotics’ board of directors considered the expense reimbursement fee of up to $200,000 (approximately 0.6% of Restoration Robotics’ equity value) if the Merger Agreement is terminated under certain circumstances and that the amount of the termination fee is comparable to expense reimbursement fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless Restoration Robotics entered into a more favorable transaction. The board also recognized that the provisions in the Merger Agreement relating to this fee were insisted upon by Venus Concept as a condition to entering into the Merger Agreement.

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Effect of Public Announcement. Restoration Robotics’ board of directors considered the effect of the public announcement of Restoration Robotics entering into the Merger Agreement on its operations, including its relationships with customers, vendors and employees, its ability to attract and retain key personnel while the proposed transaction is pending and the potential adverse effects on its financial results as a result of that disruption, the possibility of any suit, action or proceeding in respect of the Merger Agreement or the transactions contemplated thereby, including the merger, and the possible volatility, at least in the short term, of the trading price of Restoration Robotics common stock resulting from the merger announcement.

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Opportunity Costs and Interim Operating Covenants. Restoration Robotics’ board of directors considered that the focus and resources of Restoration Robotics’ management may become diverted from other important business opportunities and operational matters while working to implement the merger, which could adversely affect its business. Restoration Robotics’ board of directors also considered the restrictions on the conduct of Restoration Robotics’ business during the pendency of the merger, which may delay or prevent Restoration Robotics from undertaking potential business opportunities that may arise or may negatively affect its ability to attract, retain and motivate key personnel.

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Risk the Merger May Not Be Consummated. Restoration Robotics’ board of directors considered the fact that consummation of the merger is subject to the satisfaction of certain closing conditions that are not within Restoration Robotics’ control, including receipt of the necessary regulatory clearances and approvals and that no material adverse effect on Restoration Robotics has occurred. There can be no assurance that all conditions to the parties’ obligations to consummate the merger will be satisfied, and as a result, it is possible that the merger may not be consummated even if the merger is approved by Restoration Robotics stockholders. Restoration Robotics’ board of directors considered the fact that if the merger is not consummated: (i) Restoration Robotics will have incurred significant transaction and opportunity costs, including the possibility of disruption to Restoration Robotics operations, diversion of management and employee attention, employee attrition and a potentially negative effect on Resotration Robotics’ business and customer relationships; (ii) the trading price of its common stock could be adversely affected; and (iii) the market’s perceptions of its prospects could be adversely affected.

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Transaction Costs. Restoration Robotics’ board of directors considered the fact that Restoration Robotics has incurred and will continue to incur significant transaction costs and expenses in connection with the merger, regardless of whether the merger is consummated, including the costs associated with any related litigation.

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Potential Conflicts of Interest. Restoration Robotics’ board of directors considered the risk that certain of Restoration Robotics’ directors and executive officers may have interests in the transactions contemplated by the Merger Agreement, including the merger, as individuals that are in addition to, or that may be different from, the interests of its stockholders. See the section entitled “The Merger—Interests of Restoration Robotics’ Directors and Executive Officers in the Merger” beginning on page 112 of this proxy statement/prospectus.

The foregoing information and factors considered by Restoration Robotics’ board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Restoration Robotics’ board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of Restoration Robotics’ board of directors may have given different weight to different factors. Restoration Robotics’ board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, senior management and the legal and financial advisors of Restoration Robotics, and considered the factors overall to be favorable to, and to support, its determination.

Venus Concept Reasons for the Merger

The following discussion sets forth material factors considered by the Venus Concept’s board of directors in reaching its determination to authorize the Merger Agreement and approve the merger; however, it may not include all of the factors considered by the Venus Concept board of directors. In light of the number and wide variety of factors considered in connection with its evaluation of the merger and the Merger Agreement, the Venus Concept board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Venus Concept board of directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. Individual directors may have given different weight to different factors.

In the course of reaching its decision to approve the merger, Venus Concept’s board of directors consulted with its senior management and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

•	historical and current information concerning Venus Concept’s business, including its financial performance and condition, operations, management, strategy and competitive position;

•	the diversification of the product portfolio in the aesthetic market that will result from the merger;

•	the opportunity for the combined company to become a leading player in the estimated $4.1 billion global minimally invasive hair restoration market;

•	the global reach of the combined company;

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the strong research and development capabilities with complementary teams with expertise in non-invasive, energy-based technologies (from the legacy Venus Concept team) and robotics, 3D pre-operative planning and software (from the legacy Restoration Robotics team);

•	the expected attractive financial profile of the combined company;

•	the cash resources of the combined company expected to be available at the closing of the merger relative to the anticipated cash needs of the combined company;

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the potential for access to public capital markets, including sources of capital from a broader range of investors to support the development of its business than it might otherwise obtain if it continued to operate as a privately-held company;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

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the potential synergies, which include cost savings in sales, marketing, distribution and back office administrative functions and incremental revenue opportunities as a result of cross-marketing of products across the combined company;

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the expectation that the merger would be a more time- and cost-effective means to access capital than other options considered, including an initial public offering which Venus Concept was alternatively planning to pursue;

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the fact that shares of Restoration Robotics common stock issued to Venus Concept shareholders will be registered pursuant to a registration statement on Form S-4 by Restoration Robotics and will become freely tradable for Venus Concept’s shareholders who are not affiliates of Venus Concept;

•	the terms and conditions of the Merger Agreement, including, without limitation, the following:

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the determination by Venus Concept’s board of directors that an exchange ratio that is not subject to adjustment based on trading prices is appropriate to determine relative percentage ownership of Restoration Robotics’ and Venus Concept’s security holders;

•	the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes;

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the expectation that Venus Concept will receive favorable tax rulings from the Israeli Tax Authorities with respect to an exemption from withholding tax on capital gains for non- Israeli tax residents and the deferral of capital gains tax for Israeli tax residents, in each case on the exchange of Venus Concept ordinary shares and Restoration Robotics common stock; and the conversion of Venus Concept options held by Israeli option holders into Restoration Robotics options pursuant to the merger without triggering a tax event for the stockholders, all subject to the terms and conditions of the applicable tax rulings;

•	the rights of Venus Concept under the Merger Agreement to consider certain unsolicited competing proposals under certain circumstances should Venus Concept receive a superior proposal; and

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the conclusion of Venus Concept’s board of directors that the potential termination fee of $1,115,000 and expense reimbursements payable by Restoration Robotics to Venus Concept and the circumstances when such fee and/or expense reimbursements may be payable were reasonable.

Venus Concept’s board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:

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the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Venus Concept and the ability of Venus Concept to obtain financing in the future in the event the merger is not completed;

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the termination fee of $1,115,000 and expense reimbursements payable by Restoration Robotics to Venus Concept upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing a competing transaction that may be more advantageous to Venus Concept’s shareholders;

•	the risk that the merger might not be consummated in a timely manner or at all;

•	the expenses to be incurred in connection with the merger and related administrative challenges associated with integrating the businesses;

•	the additional public company expenses and obligations that Venus Concept’s business will be subject to following the merger to which it has not previously been subject as a private company; and

•	various other risks associated with the combined company and the merger, including the risks described in the section titled “Risk Factors” beginning on page 28 of this proxy statement/prospectus.

The Venus Concept board of directors weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the Venus Concept board of directors approved and authorized the Merger Agreement and the transactions contemplated thereby, including the merger.

Opinion of Restoration Robotics Financial Advisor

Introduction

Restoration Robotics retained SVB Leerink as its financial advisor in connection with the merger and the other transactions contemplated by the Merger Agreement, which are, collectively, referred to as the “Transaction” throughout this section. In connection with this engagement, Restoration Robotics requested that SVB Leerink evaluate the fairness, from a financial point of view, to Restoration Robotics of the merger consideration proposed to be paid by Restoration Robotics pursuant to the terms of the Merger Agreement. On March 15, 2019, SVB Leerink rendered to the Restoration Robotics board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 15, 2019 that, as of such date and based upon and subject to the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion, the merger consideration to be paid by Restoration Robotics pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Restoration Robotics.

The full text of SVB Leerink’s written opinion, dated March 15, 2019, which describes the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion, is attached as Annex F and is incorporated herein by reference. The summary of SVB Leerink’s written opinion set forth below is qualified in its entirety by the full text of the written opinion attached as Annex F. SVB Leerink’s financial advisory services and opinion were provided for the information and assistance of the Restoration Robotics board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and SVB Leerink’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to Restoration Robotics of the merger consideration to be paid by Restoration Robotics pursuant to the terms of the Merger Agreement. SVB Leerink’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of Restoration Robotics as to whether or how such holder should vote with respect to the merger or otherwise act with respect to the Transaction or any other matter.

The full text of SVB Leerink’s written opinion should be read carefully in its entirety for a description of the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, SVB Leerink reviewed, among other things:

•	a draft of the Merger Agreement, dated March 14, 2019;

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Restoration Robotics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as filed by Restoration Robotics with the Securities and Exchange Commission, or the SEC, and a draft of Restoration Robotics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, that Restoration Robotics proposed to file with the SEC;

•	Restoration Robotics’ Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018, June 30, 2018 and September 30, 2018, as filed by Restoration Robotics with the SEC;

•	certain Current Reports on Form 8-K, as filed by Restoration Robotics with, or furnished by Restoration Robotics to, the SEC;

•	certain publicly available research analyst reports for Restoration Robotics;

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certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Restoration Robotics, including certain financial forecasts, analyses and projections relating to Restoration Robotics prepared by management of Restoration Robotics furnished to SVB Leerink by Restoration Robotics, or the Restoration Robotics Forecasts and, collectively, the Restoration Robotics Internal Data; and

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certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Venus Concept, including certain financial forecasts, analyses and projections relating to Venus Concept prepared by management of Venus Concept furnished to SVB Leerink by Venus Concept, or the Venus Concept Forecasts and, collectively, the Venus Concept Internal Data.

SVB Leerink conducted discussions with members of the senior management and representatives of Restoration Robotics regarding their assessment of the Restoration Robotics Internal Data and the Venus Concept Internal Data and with members of the senior management and representatives of Venus Concept regarding their assessment of the Venus Concept Internal Data. In addition, SVB Leerink reviewed the historical trading prices and trading activity for the Restoration Robotics common stock. Furthermore, SVB Leerink also reviewed: (i) publicly available market capitalization data regarding companies in the medical device industry that SVB Leerink believed to be comparable in certain respects to Restoration Robotics and Venus Concept; (ii) publicly available financial terms of certain business combination transactions involving companies in the medical device industry that SVB Leerink believed to be comparable in certain respects to Restoration Robotics; and (iii) publicly available financial terms of certain initial public offerings involving companies in the medical device industry that SVB Leerink believed to be comparable in certain respects to Venus Concept. SVB Leerink also conducted such other financial studies and analyses and took into account such other information as it deemed appropriate.

SVB Leerink assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by it for purposes of its opinion and, with the consent of the Restoration Robotics board of directors, relied upon such information as being complete and accurate. In that regard, SVB Leerink assumed, at the direction of the Restoration Robotics board of directors, that the Restoration Robotics Internal Data (including, without limitation, the Restoration Robotics Forecasts) had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Restoration Robotics as to the matters covered thereby and that the Venus Concept Internal Data (including, without limitation, the Venus Concept Forecasts) had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Venus Concept as to the matters covered thereby. SVB Leerink relied, at the direction of the Restoration Robotics board of directors, on the Restoration Robotics Internal Data and the Venus Concept Internal Data for purposes of its analysis and its opinion. SVB Leerink expressed no view or opinion as to the Restoration Robotics Internal Data or the Venus Concept Internal Data or the respective assumptions on which each was based. In addition, at the direction of the Restoration Robotics board of directors, SVB Leerink did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Restoration Robotics or Venus Concept, nor was SVB Leerink furnished with any such evaluation or appraisal, and SVB Leerink was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Restoration Robotics or Venus Concept. SVB Leerink assumed, at the direction of the Restoration Robotics board of directors, that the final executed Merger Agreement would not differ in any respect material to SVB Leerink’s analysis or its opinion from the last draft of the Merger Agreement reviewed by SVB Leerink. SVB Leerink also assumed, at the direction of the Restoration Robotics board of directors, that the Transaction would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to SVB Leerink’s analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to such analysis or opinion. SVB Leerink did not evaluate and did not express any opinion as to the solvency or fair value of Restoration Robotics or Venus Concept, or their respective abilities to pay their obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. SVB Leerink are not legal, regulatory, tax or accounting advisors, and SVB Leerink expressed no opinion as to any legal, regulatory, tax or accounting matters.

SVB Leerink expressed no view as to, and its opinion did not address, Restoration Robotics’ underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Restoration Robotics or in which Restoration Robotics might engage. The opinion was limited to and addressed only the fairness, from a financial point of view, as of the date thereof, to Restoration Robotics of the merger consideration to be paid by Restoration Robotics pursuant to the terms of the Merger Agreement. SVB Leerink was not asked to, nor did SVB Leerink express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction (as defined in the opinion), including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Restoration Robotics or any other party. In addition, SVB Leerink expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Restoration Robotics or any other party, or class of such persons in connection with the Transaction, whether relative to the merger consideraton to be paid by Restoration Robotics pursuant to the terms of the Merger Agreement or otherwise. SVB Leerink’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to SVB Leerink as of, the date of its opinion, and SVB Leerink does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the opinion. SVB Leerink’s opinion does not constitute a recommendation to any stockholder of Restoration Robotics as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter. SVB Leerink provided its financial advisory services and rendered its opinion for the information and assistance of the Restoration Robotics board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of SVB Leerink’s opinion was approved by the SVB Leerink LLC Fairness Opinion Review Committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by SVB Leerink and reviewed with the Restoration Robotics board of directors in connection with the rendering by SVB Leerink of its opinion on March 15, 2019. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, SVB Leerink, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by SVB Leerink. SVB Leerink may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be the view of SVB Leerink as to the actual values of Restoration Robotics or Venus Concept. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by SVB Leerink. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying SVB Leerink’s financial analyses and its opinion. In performing its analyses, SVB Leerink made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Restoration Robotics or any other parties to the Transaction. None of Restoration Robotics, Venus Concept, Radiant Merger Sub, SVB Leerink or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Restoration Robotics or Venus Concept do not purport to be appraisals or reflect the prices at which these companies may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 13, 2019 and is not necessarily indicative of current market conditions. SVB Leerink’s financial analyses were prepared on March 13, 2019 and certain of its analyses reflect an anticipated exchange ratio of 8.6472x. Subsequent to the preparation of these analyses, Venus Concept adjusted its outstanding options for 12,000 options that were canceled upon the departure of an employee, which resulted in a final exchange ratio of 8.6506x. SVB Leerink noted this adjustment in its oral presentation to Restoration Robotics’ board of directors.

Restoration Robotics Valuation Analysis—Selected Publicly Traded Company Analysis

SVB Leerink reviewed and compared certain financial information for Restoration Robotics to corresponding financial information for the following publicly traded companies that SVB Leerink deemed comparable, based on its experience and professional judgment, to Restoration Robotics:

Publicly Traded Aesthetics and Medical Laser Companies

•	Cutera, Inc.

•	IRIDEX Corporation

•	Sensus Healthcare, Inc.

•	Sientra, Inc.

•	STRATA Skin Sciences, Inc.

•	Viveve Medical Inc.

Acquired Aesthetics Companies—Unaffected Stock Price Pre-Acquisition

•	Cynosure, Inc.

•	Syneron Medical Ltd

•	ZELTIQ Aesthetics, Inc.

Although none of the selected companies is directly comparable to Restoration Robotics, the companies listed above were chosen by SVB Leerink, among other reasons, because they are or were publicly traded commercial-stage aesthetic and medical dermatology capital equipment companies with certain operational, business and/or financial characteristics that, for purposes of SVB Leerink’s analysis, may be considered similar to those of Restoration Robotics. SVB Leerink calculated and compared financial multiples for the selected companies based on information obtained from public filings, FactSet (a data source containing historical and estimated financial data) and other Wall Street research. With respect to each of the selected companies, SVB Leerink calculated enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, RSUs and other convertible securities), plus the book value of debt and certain liabilities (excluding any contingent consideration) less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenues for one and two year forward time periods defined as calendar years 2019 and 2020 for the currently public companies and calendar years 2017 and 2018 for the Acquired Aesthetics Companies—Unaffected Stock Price Pre-Acquisition.

The results of this analysis are summarized as follows:

Publicly Traded Aesthetics and Medical Laser Companies:

Revenue Multiples
	1-Year Fwd	2-Year Fwd
Sientra, Inc.	2.22x	1.65x
Cutera, Inc.	1.27x	1.17x
Sensus Healthcare, Inc.	3.28x	2.51x
STRATA Skin Sciences, Inc.	2.71x	2.29x
IRIDEX Corporation	0.93x	0.83x
Viveve Medical Inc	1.65x	1.15x

Revenue Multiples
	1-Year Fwd	2-Year Fwd
Mean	2.01x	1.60x
Median	1.94x	1.41x

Acquired Aesthetics Companies—Unaffected Stock Price Pre-Acquisition:

Revenue Multiples
	1-Year Fwd	2-Year Fwd
ZELTIQ Aesthetics, Inc.	5.04x	4.31x
Cynosure, Inc.	1.65x	1.51x
Syneron Medical Ltd	0.91x	0.86x

Revenue Multiples
Multiples	1-Year Fwd	2-Year Fwd
Mean	2.53x	2.23x
Median	1.65x	1.51x

Overall:	Revenue Multiples
	1-Year Fwd	2-Year Fwd
Overall Mean	2.18x	1.81x
Overall Median	1.65x	1.51x

Based on the foregoing and other considerations that SVB Leerink deemed relevant in its professional judgment and expertise, SVB Leerink applied a multiple range of: (i) 1.00x to 3.00x, derived from the Wall Street Consensus estimated 2019 revenue of the selected publicly traded companies and Wall Street Consensus estimated 2017 revenue of selected acquired publicly traded companies, against Restoration Robotics’ Wall Street Consensus estimated 2019 revenue, which resulted in an implied per share equity value range for the shares of approximately $0.75 to $2.00; and (ii) 0.75x to 2.25x, derived from the Wall Street Consensus estimated 2020 revenue of the selected publicly traded companies and Wall Street Consensus estimated 2018 revenue of selected acquired publicly traded companies, against Restoration Robotics’ Wall Street Consensus estimated 2020 revenue, which resulted in an implied per share equity value range for the shares of approximately $0.80 to $2.10. SVB Leerink compared these ranges to the Intraday 2019 low of $0.43 (occurred on January 2, 2019), Intraday 2019 high of $1.25 (occurred on January 22, 2019), 2019 VWAP of $0.88 and current price of $0.85 (all prices as of market close on March 13, 2019).

Restoration Robotics Valuation Analysis—Selected Precedent Transactions Analysis

SVB Leerink reviewed and analyzed certain information relating to selected transactions involving commercial-stage aesthetic and medical dermatology capital equipment companies that SVB Leerink, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to Restoration Robotics and the Transaction. These transactions were:

LTM Revenue >$30 million:

Date Announced	Target	Acquiror	Transaction Value / Revenue
			LTM	NTM
04/03/17	Syneron Candela	Apax Partners	1.1x	1.1x
02/14/17	Cynosure	Hologic	4.4x	3.7x
02/13/17	ZELTIQ Aesthetics	Allergan	6.8x	5.7x
06/18/15	Lumenis Ltd.	XIO Group	1.6x	1.5x
06/26/14	Ulthera	Merz	4.4x	3.7x
12/16/13	Solta	Valeant Pharmaceuticals	1.8x	1.7x
04/26/13	Alma Lasers	Fosun Pharma	2.3x	NA
03/18/13	Palomar	Cynosure	2.0x	1.9x
09/09/09	Candela	Syneron	0.7x	0.6x
07/07/08	Reliant	Thermage	1.2x	NA
02/25/01	Coherent Medical Group	ESC Medical Systems	1.0x	NA
11/11/97	Laser Industries	ESC Medical Systems	2.9x	2.5x

Transaction Value / Revenue
			LTM	NTM
		Mean	2.5x	2.5x
		Median	1.9x	1.9x

LTM Revenue <$30 million:

Date Announced	Target	Acquiror	Transaction Value / Revenue
			LTM	NTM
06/12/17	Miramar Labs	Sientra	1.0x	0.8x
01/04/16	ThermiGen	Almirall, S.A.	2.7x	NA
09/08/14	Ellman	Cynosure	0.5x	0.5x
01/29/13	Sound Surgical	Solta	1.3x	1.0x
06/28/11	Hoya ConBio	Cynosure	1.0x	1.0x
12/04/06	Laserscope Aesthetics Business	Iridex	0.8x	NA
04/02/02	Cynosure	El.En.	1.1x	NA
02/19/97	Luxar	ESC Medical Systems	3.0x	NA

Transaction Value / Revenue
			LTM	NTM
		Mean	1.4x	0.8x
		Median	1.1x	0.9x

For each of the selected transactions, SVB Leerink calculated the multiples of:

•

the target company’s enterprise value (calculated using upfront consideration only) implied in the transaction to its last twelve months of revenue, or Transaction Value / LTM Revenue, using information obtained from public filings, FactSet and Wall Street research, and

•

the target company’s enterprise value (calculated using upfront consideration only) implied in the transaction to its estimated next twelve months of revenue, or Transaction Value / NTM Revenue, using information obtained from public filings, FactSet and Wall Street research,

Based on this analysis and other considerations that SVB Leerink deemed relevant in its professional judgment and expertise, SVB Leerink applied an illustrative multiple range of: (i) 1.25x to 3.50x, derived from the last twelve months revenue of the precedent transactions, against Restoration Robotics’ Wall Street Consensus 2019 revenue, which resulted in an implied per share equity value range for the shares of approximately $0.75 to $1.90; and (ii) 1.00x to 2.75x, derived from the estimated next twelve months revenue of the precedent transactions, against Restoration Robotics’ Wall Street Consensus 2020 revenue, which resulted in an implied per share equity value range for the shares of approximately $0.75 to $1.90. SVB Leerink compared this range to the Intraday 2019 low of $0.43 (occurred on January 2, 2019), Intraday 2019 high of $1.25 (occurred on January 22, 2019), 2019 VWAP of $0.88 and current price of $0.85 (all prices as of market close on March 13, 2019).

Restoration Robotics Valuation Analysis—Discounted Cash Flow Analysis

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. SVB Leerink performed a discounted cash flow analysis of Restoration Robotics’ Upside Case and Base Case Forecasts to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Restoration Robotics was forecasted to generate from March 15, 2019 (the Transaction announce date) through fiscal year 2025, which unlevered, after-tax free cash flows were based on the Forecasts. SVB Leerink calculated terminal values for Restoration Robotics by applying terminal revenue multiples of 1.00x to 3.00x, which terminal revenue multiples were based on the revenue multiples of selected publicly traded medical technology companies that SVB Leerink deemed comparable for purposes of its analysis, to 2026 projected revenue. The cash flows and terminal values were then discounted to present value as of March 15, 2019 using discount rates ranging from 15.0% to 17.0%. This range of discount rates was based on SVB Leerink’s analysis of Restoration Robotics’ weighted average cost of capital derived using the Capital Asset Pricing Model, taking into account certain metrics including Restoration Robotics’ levered and unlevered betas, a historical equity risk premium, size premia and yields for U.S. treasury notes. In performing its discounted cash flow analysis, SVB Leerink adjusted for cash balances, including cash and cash equivalents, estimated by Restoration Robotics’ management to equal approximately $10.8 million as of March 1, 2019, and term loans, estimated by Restoration Robotics’ management to equal approximately $19.7 million as of March 1, 2019, and an assumed $48 million standalone financing based on a term sheet Restoration Robotics received from a prospective investor and assuming an Implied offer price of $0.89 minus 30% of Black Scholes value of warrants (equal to $0.24 per share) resulting in 74.2 million shares offered, assumed to be effective March 15, 2019.

This analysis resulted in an implied per share equity value for the shares of approximately $0.65 to $1.95 in the Upside Case and approximately $0.20 to $1.05 in the Base Case. SVB Leerink then compared the results of the above analysis to the Intraday 2019 low of $0.43 (occurred on January 2, 2019), Intraday 2019 high of $1.25 (occurred on January 22, 2019), 2019 VWAP of $0.88 and current price of $0.85 (all prices as of market close on March 13, 2019).

Restoration Robotics Valuation Analysis—Other Factors

SVB Leerink noted for the Restoration Robotics Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical closing trading prices of the Common Stock during the 52-week period ended March 13, 2019 (the last trading day before the public announcement of the Transaction), which reflected low and high stock closing prices for Restoration Robotics during such period of approximately $0.35 to $8.20 per Share.

•

Stock price targets for the common stock in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for Restoration Robotics ranging from $4.00 to $7.00 per share, as of March 13, 2019.

Venus Concept Valuation Analysis—Selected Medical Device Initial Public Offerings

SVB Leerink reviewed publicly available information relating to the U.S.-listed initial public offerings completed since January 1, 2012 for medical device companies as well as selected additional recent aesthetic capital equipment initial public offerings (Cynosure, Lumenis, Syneron, Thermage, ZELTIQ). These initial public offerings, which are referred to as the Selected IPOs, are listed below.

Date	Company
11/13/18	Vapotherm
10/16/18	SI-Bone
07/18/18	Establishment Labs
06/28/18	Neuronetics
05/02/18	Inspire Medical
10/11/17	OrthoPediatrics
10/19/16	iRhythm Technologies
07/27/16	Tactile Medical
06/02/16	Sensus Healthcare
09/17/15	Penumbra
06/30/15	ConforMIS
06/25/15	Glaukos
06/15/15	Invuity Medical
06/04/15	EndoChoice
01/29/15	Avinger
01/28/15	Entellus Medical
11/06/14	Nevro
10/28/14	Sientra
07/23/14	IntersectENT
05/08/14	K2M
04/24/14	Lombard
04/16/14	Trivascular
02/26/14	Lumenis
02/13/14	Inogen
11/13/13	Tandem
10/08/13	LDR Spine
08/02/12	Globus Medical
10/18/11	ZELTIQ
11/09/06	Thermage
12/09/05	Cynosure
08/05/04	Syneron

SVB Leerink noted that although such companies had certain financial and operating characteristics that could be considered similar to those of Venus Concept, none of the companies had the same management make-up, technology, size or mix of business as Venus Concept and, accordingly, there were inherent limitations on the applicability of such companies to the valuation analysis of Venus Concept. SVB Leerink also noted that market conditions have varied over the precedent time periods.

SVB Leerink calculated and compared financial multiples for the Selected IPOs based on information obtained from public filings, FactSet (a data source containing historical and estimated financial data) and other Wall Street research. With respect to each of the selected companies, SVB Leerink calculated enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, RSUs and other convertible securities), plus the book value of debt and certain liabilities (excluding any contingent consideration) less cash and cash equivalents) as a multiple of revenue from selected Wall Street initiating coverage reports for the 1-year forward time period (representing quarters 1 – 4 post-IPO). SVB Leerink organized the companies by 2-year forward (representing quarters 4-8 post-IPO) revenue growth rates from selected Wall Street initiating coverage reports.

The results of this analysis are summarized as follows:

2-Year Forward Revenue Growth % @ IPO > 45%:

Date	Company	1-Year Forward Revenue Multiple	2-Year Forward Revenue Growth (%)
01/29/15	Avinger	NM	252%
11/06/14	Nevro	8.8x	110%
06/15/15	Invuity	4.0x	82%
04/16/14	Trivascular	4.8x	71%
11/13/13	Tandem	5.4x	64%
07/23/14	IntersectENT	3.9x	63%
06/30/15	ConforMIS	5.9x	61%
04/24/14	Lombard	4.1x	57%
10/18/11	ZELTIQ	3.5x	53%
10/19/16	iRhythm Technologies	4.2x	47%

	> 45% Mean	5.0x	86%
	> 45% Median	4.2x	63%

2-Year Forward Revenue Growth % @ IPO Between 20%—45%:

Date	Company	1-Year Forward Revenue Multiple	2-Year Forward Revenue Growth (%)
06/02/16	Sensus Healthcare	3.1x	44%
05/02/18	Inspire Medical	5.3x	35%
07/27/16	Tactile Medical	1.7x	34%
07/18/18	Establishment Labs	4.9x	29%
06/25/15	Glaukos	7.7x	29%
12/09/05	Cynosure	1.9x	25%
08/05/04	Syneron	4.5x	25%
10/16/18	SI-Bone	4.8x	23%
10/28/14	Sientra	3.2x	23%
01/28/15	Entellus Medical	4.6x	23%
06/28/18	Neuronetics	4.5x	22%
09/17/15	Penumbra	4.2x	22%
06/04/15	EndoChoice	3.3x	22%
11/09/06	Thermage	2.1x	21%
11/13/18	Vapotherm	4.2x	21%
10/11/17	OrthoPediatrics	2.7x	20%

	20-45% Mean	3.9x	26%
	20-45% Median	4.2x	23%

2-Year Forward Revenue Growth % @ IPO < 20%:

Date	Company	1-Year Forward Revenue Multiple	2-Year Forward Revenue Growth (%)
02/13/14	Inogen	2.9x	16%
05/08/14	K2M	2.5x	14%
10/08/13	LDR Spine	2.7x	13%
08/02/12	Globus Medical	2.3x	12%
02/26/14	Lumenis	1.4x	10%
	< 20% Mean	2.4x	13%
	< 20% Median	2.5x	13%

Overall:

Date	Company	1-Year Forward Revenue Multiple	2-Year Forward Revenue Growth (%)
	Overall Mean	4.0x	43%
	Overall Median	4.1x	25%

Based on the foregoing and other considerations that SVB Leerink deemed relevant in its professional judgment and expertise, SVB Leerink applied a multiple range of 2.00x to 3.00x, derived from the 1-year forward time periods post-IPO, against Venus Concept’s Upside and Base Case estimated 2019 revenues, which resulted in implied equity value ranges of approximately $175 million to $295 million and approximately $165 million to $280 million for the respective cases. SVB Leerink compared these ranges to the implied Venus Concept equity values based on Restoration Robotics’ Intraday 2019 low of $0.43 ($113 million implied equity value of Venus Concept), Intraday 2019 high of $1.25 ($328 million implied equity value of Venus Concept), 2019 VWAP of $0.88 ($231 million implied equity value of Venus Concept) and current price as of $0.85 ($223 million implied equity value of Venus Concept) and the fully diluted shares issued to Venus Concept implied by the Exchange Ratio of 8.6472x (all prices as of market close on March 13, 2019).

Venus Concept—Selected Publicly Traded Company Analysis

SVB Leerink reviewed and compared certain financial information for Venus Concept to corresponding financial information for the following publicly traded companies that SVB Leerink deemed comparable, based on its experience and professional judgment, to Venus Concept:

Publicly Traded Companies

•	Cutera, Inc.

•	IRIDEX Corporation

•	Sensus Healthcare, Inc.

•	Sientra, Inc.

•	STRATA Skin Sciences, Inc.

•	Viveve Medical Inc.

Acquired Aesthetics Companies—Unaffected Stock Price Pre-Acquisition

•	Cynosure, Inc.

•	Syneron Medical Ltd

•	ZELTIQ Aesthetics, Inc.

Although none of the selected companies is directly comparable to Venus Concept, the companies listed above were chosen by SVB Leerink, among other reasons, because they are or were publicly traded commercial-stage aesthetic and medical dermatology capital equipment companies with certain operational, business and/or financial characteristics that, for purposes of SVB Leerink’s analysis, may be considered similar to those of Venus Concept. SVB Leerink calculated and compared financial multiples for the selected companies based on information obtained from public filings, FactSet (a data source containing historical and estimated financial data) and other Wall Street research. With respect to each of the selected companies, SVB Leerink calculated enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, RSUs and other convertible securities), plus the book value of debt and certain liabilities (excluding any contingent consideration) less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenues for one and two year forward time periods defined as calendar years 2019 and 2020 for the currently public companies and calendar years 2017 and 2018 for the Acquired Aesthetics Companies—Unaffected Stock Price Pre-Acquisition.

The results of this analysis are summarized as follows:

Publicly Traded Aesthetics and Medical Laser Companies:

Revenue Multiples
	1-Year Fwd	2-Year Fwd
Sientra, Inc.	2.22x	1.65x
Cutera, Inc.	1.27x	1.17x
Sensus Healthcare, Inc.	3.28x	2.51x
STRATA Skin Sciences, Inc.	2.71x	2.29x
IRIDEX Corporation	0.93x	0.83x
Viveve Medical Inc.	1.65x	1.15x

Revenue Multiples
	1-Year Fwd	2-Year Fwd
Mean	2.01x	1.60x
Median	1.94x	1.41x

Acquired Aesthetics Companies—Unaffected Stock Price Pre-Acquisition:

Revenue Multiples
	1-Year Fwd	2-Year Fwd
ZELTIQ Aesthetics, Inc.	5.04x	4.31x
Cynosure, Inc.	1.65x	1.51x
Syneron Medical Ltd	0.91x	0.86x

Revenue Multiples
Multiples	1-Year Fwd	2-Year Fwd
Mean	2.53x	2.23x
Median	1.65x	1.51x

Overall:	Revenue Multiples
	1-Year Fwd	2-Year Fwd
Overall Mean	2.18x	1.81x
Overall Median	1.65x	1.51x

Based on the foregoing and other considerations that SVB Leerink deemed relevant in its professional judgment and expertise, SVB Leerink applied a multiple range of: (i) 1.00x to 3.00x, derived from the Wall Street Consensus estimated 2019 revenue of the selected publicly traded companies and Wall Street Consensus estimated 2017 revenue selected acquired publicly traded companies, against Venus Concept’s Upside and Base Case estimated 2019 revenues, which resulted in implied equity value ranges of approximately $60 million to $295 million and approximately $55 million to $280 million for the respective cases; and (ii) 0.75x to 2.25x, derived from Wall Street Consensus estimated 2020 revenue of the selected publicly traded companies and Wall Street Consensus estimated 2018 revenue of the selected acquired publicly traded companies, against Venus Concept’s Upside and Base Case estimated 2020 revenue, which resulted in implied equity value ranges of approximately $45 million to $245 million and approximately $35 million to $230 million. SVB Leerink compared these ranges to the implied Venus Concept equity values based on Restoration Robotics’ Intraday 2019 low of $0.43 ($113 million implied equity value of Venus Concept), Intraday 2019 high of $1.25 ($328 million implied equity value of Venus Concept), 2019 VWAP of $0.88 ($231 million implied equity value of Venus Concept) and current price as of $0.85 ($223 million implied equity value of Venus Concept) and the fully diluted shares issued to Venus Concept implied by the Exchange Ratio of 8.6472x (all prices as of market close on March 13, 2019).

Venus Concept Valuation Analysis—Discounted Cash Flow Analysis

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. SVB Leerink performed a discounted cash flow analysis of Venus Concept’s Upside Case and Base Case Forecasts to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Venus Concept was forecasted to generate from March 15, 2019 (the Transaction announcement date) through fiscal year 2025, which unlevered, after-tax free cash flows were based on the Forecasts. SVB Leerink calculated terminal values for Venus Concept by applying terminal revenue multiples of 1.00x to 3.00x, which terminal revenue multiples were based on the revenue multiples of selected publicly traded medical technology companies that SVB Leerink deemed comparable for purposes of its analysis, to 2026 projected revenue. The cash flows and terminal values were then discounted to present value as of March 15, 2019 using discount rates ranging from 12.0% to 14.0%. This range of discount rates was based on SVB Leerink’s analysis of Venus Concept’s weighted average cost of capital derived using the Capital Asset Pricing Model, taking into account certain metrics including the comparable companies’ levered and unlevered betas, a historical equity risk premium, size premia and yields for U.S. treasury notes. In performing its discounted cash flow analysis, SVB Leerink adjusted for cash balances, including cash and cash equivalents, estimated by Venus Concept’s management to equal approximately $6.0 million as of March 1, 2019, and term loans and outstanding revolving credit facility, estimated by Venus Concept’s management to equal approximately $65.1 million as of March 1, 2019.

This analysis resulted in implied equity value ranges for the Upside and Base Cases of approximately $70 million to $310 million and approximately $55 million to $285 million, respectively. SVB Leerink compared these ranges to the implied Venus Concept equity values based on Restoration Robotics’ Intraday 2019 low of $0.43 ($113 million implied equity value of Venus Concept), Intraday 2019 high of $1.25 ($328 million implied equity value of Venus Concept), 2019 VWAP of $0.88 ($231 million implied equity value of Venus Concept) and current price as of $0.85 ($223 million implied equity value of Venus Concept) and the fully diluted shares issued to Venus Concept implied by the Exchange Ratio of 8.6472x (all prices as of market close on March 13, 2019).

General

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, SVB Leerink did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, SVB Leerink made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

SVB Leerink’s financial analyses and opinion were only one of many factors taken into consideration by the Restoration Robotics board of directors in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Restoration Robotics board of directors or management of Restoration Robotics with respect to the merger consideration or as to whether the Restoration Robotics board of directors would have been willing to determine that different merger consideration was fair. The merger consideration was determined through arm’s-length negotiations between Restoration Robotics and Venus Concept and was approved by the Restoration Robotics board of directors. SVB Leerink provided advice to Restoration Robotics during these negotiations. However, SVB Leerink did not recommend any specific form of merger consideration or other financial terms to Restoration Robotics or the Restoration Robotics board of directors or that any specific amount of merger consideration or other financial terms constituted the only appropriate consideration for the Transaction.

SVB Leerink LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the past two years, SVB Leerink provided certain investment banking services to Venus Concept, but did not receive any compensation from Venus Concept for such services. Except with respect to the Transaction, in the past two years, SVB Leerink has not been engaged to provide financial advisory or other services to Restoration Robotics, and, except as described below, has not received any compensation from Restoration Robotics during such period. In the ordinary course of business, SVB Leerink and its affiliates may, in the future, provide commercial and investment banking services to Restoration Robotics, Venus Concept or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of their trading and brokerage activities, SVB Leerink or its affiliates have in the past and may in the future hold positions, for their own account or the accounts of their customers, in equity, debt or other securities of Venus Concept, Restoration Robotics or their respective affiliates. Consistent with applicable legal and regulatory requirements, SVB Leerink has adopted policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, SVB Leerink’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Restoration Robotics and the proposed Transaction and other participants in the Transaction that differ from the views of SVB Leerink’s investment banking personnel.

The Restoration Robotics board of directors selected SVB Leerink to act as Restoration Robotics’ financial advisor based on SVB Leerink’s qualifications, reputation, experience and expertise in the medical device industry, its knowledge of and involvement in recent transactions in the medical device industry and its relationship and familiarity with Restoration Robotics and its business. SVB Leerink is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with SVB Leerink’s services as a financial advisor to Restoration Robotics, Restoration Robotics has agreed to pay SVB Leerink an aggregate fee of $2.0 million, $800,000 of which was earned upon the rendering by SVB Leerink of its opinion and the remainder of which is payable contingent upon consummation of the Transaction. In addition, Restoration Robotics has agreed to reimburse certain of SVB Leerink’s expenses arising, and to indemnify SVB Leerink against certain liabilities that may arise, out of SVB Leerink’s engagement. The terms of the fee arrangement between SVB Leerink and Restoration Robotics, which are customary in transactions of this nature, were negotiated at arm’s length between SVB Leerink and Restoration Robotics, and the Restoration Robotics board of directors was aware of the arrangement, including the fact that a significant portion of the fee payable to SVB Leerink is contingent upon the completion of the Transaction.

Interests of Restoration Robotics’ Directors and Executive Officers in the Merger

In considering the recommendation of Restoration Robotics’ board of directors with respect to issuing shares of Restoration Robotics common stock in the merger and the equity commitment letter financing and the other matters to be acted upon by the Restoration Robotics stockholders at the Restoration Robotics annual meeting, the Restoration Robotics stockholders should be aware that certain of Restoration Robotics’ directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Restoration Robotics’ stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below, and certain of them are quantified in the narrative and the table below.

Restoration Robotics’ board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the merger, and to recommend, as applicable, that the Restoration Robotics stockholders approve the proposals to be presented to the Restoration Robotics stockholders for consideration at the Restoration Robotics annual meeting as contemplated by this proxy statement/prospectus.

Treatment of Restoration Robotics Common Stock

As of July 18, 2019, Restoration Robotics’ executive officers held in the aggregate 66,666 shares of Restoration Robotics common stock, and as of December 31, 2018, the directors held in the aggregate 3,624,722 shares of Restoration Robotics common stock, including 90,000 shares of restricted Restoration Robotics common stock. Under the Merger Agreement, each share of Restoration Robotics common stock that is issued and outstanding at the effective time of the merger will remain issued and outstanding and such shares, subject to the reverse stock split to be effected in connection with the merger, will be unaffected by the merger. Restoration Robotics estimates that the aggregate amount that would be payable in settlement of the Restoration Robotics common stock held by Restoration Robotics’ non-employee directors and executive officers assuming that the merger were completed on July 18, 2019 is $2,692,444 and $60,819, assuming each executive were to experience a qualifying termination immediately following such date. The amounts above are determined using a per share price of Restoration Robotics common stock of $0.7428 and the other assumptions in footnote 2 of the table under the section entitled “—Quantification of Payments and Benefits to Restoration Robotics’ Named Executive Officers” beginning on page 113 of this proxy statement/prospectus.

Treatment of Restoration Robotics Stock Options and Other Restoration Robotics Equity-Based Awards

As of July 18, 2019, Restoration Robotics’ directors and executive officers held in the aggregate options to purchase 2,298,851 shares of Restoration Robotics common stock. Under the Merger Agreement, each option to purchase Restoration Robotics common stock and share of Restoration Robotics common stock subject to a restricted stock award that is issued and outstanding at the effective time of the merger will remain issued and outstanding and such options, subject to the reverse stock split to be effected in connection with the merger, will be unaffected by the merger.

Pursuant to the terms and conditions of Restoration Robotics’ non-employee director compensation program, the vesting of all outstanding restricted stock and options to purchase Restoration Robotics common stock held by the non-employee directors of Restoration Robotics will accelerate in full immediately prior to (and subject upon) the consummation of the merger. In addition, each executive officer has certain accelerated vesting applicable to their stock options pursuant to the CoC Agreements described in the section below.

In addition, each of Keith Sullivan, a member of the board of directors and Chief Commercial Officer, and Mark Hair, the Chief Financial Officer, were granted 500,000 restricted stock units of Restoration Robotics in connection with the merger. Such restricted stock units are subject to continued service through immediately prior to the merger and will vest in full immediately prior to the effective time of the merger. No other executive officers or directors hold restricted stock units or other equity awards, besides the stock options discussed above.

For an estimate of the amounts that would be payable to each of Restoration Robotics’ named executive officers on settlement of their stock options and restricted stock units, see “—Quantification of Payments and

Benefits to Restoration Robotics’ Named Executive Officers” beginning on page 115 of this proxy statement/prospectus. The estimated aggregate amount that would be payable to Restoration Robotics’ executive officers, including the named executive officers, in settlement of their stock options is $0 (as each option is currently underwater), if the merger were completed on July 18, 2019 and, for each executive besides Mr. Rhodes, they were to experience a qualifying termination immediately following such date. The estimated aggregate amount that would be payable to Restoration Robotics’ executive officers, including the named executive officers, in settlement of their restricted stock units is $371,400, if the merger were completed on July 18, 2019. Restoration Robotics estimates that the aggregate amount that would be payable to Restoration Robotics’ non-employee directors for in settlement of their stock options is $0 (as each option is currently underwater), assuming that the Merger were completed on July 18, 2019. The estimated aggregate amount that would be payable to Restoration Robotics’ non-employee directors in settlement of their restricted stock units is $371,400, if the merger were completed on July 18, 2019. The amounts above are determined using a per share price of Restoration Robotics common stock of $0.7428 and the other assumptions in footnote 2 of the table under the section entitled “—Quantification of Payments and Benefits to Restoration Robotics’ Named Executive Officers” beginning on page 115 of this proxy statement/prospectus.

Change of Control Agreements

Each of Restoration Robotics’ executive officers has entered into an employment agreement with Restoration Robotics, or the CoC Agreements. Under the CoC Agreements, Restoration Robotics will provide certain benefits in the event of a qualifying termination of employment (i.e., the termination of the executive’s employment by Restoration Robotics other than for “cause” or by the executive for “good reason,” each as defined in the CoC Agreements) that occurs within the period of time commencing three months prior to “change in control” and ending 12 months following such “change in control.” The merger would constitute a “change in control” under the CoC Agreements.

Under the CoC Agreements, if the executive experiences a qualifying termination within three months prior a change in control or 12 months following such change in control (except for Messrs. Aronson and Anderson, who only have the 12 month period following a change in control), the executive is entitled to receive the following payments and benefits:

•

a lump sum cash payment equal to a number of months of base salary equal to the following: for Messrs. Rhodes and Hair, the sum of (x) six months of the executive’s base salary and (y) one additional month of the executive’s base salary for each full year of service with Restoration Robotics; and for Messrs. Aronson and Anderson, continued payment of his base salary for two months if the termination occurs after 12 months of employment but before 24 months of employment, four months if the termination occurs after 24 months of employment but before 36 months of employment and six months if the termination occurs on or after 36 months of employment (in all cases, such period, the severance period);

•

for each of Messrs. Rhodes and Hair only, a prorated annual performance bonus based on actual achievement of applicable performance goals, payable at the same time annual performance bonuses are paid generally;

•	company-paid COBRA premiums through the earlier of the severance period and when he becomes eligible for comparable replacement coverage; and

•	accelerated vesting of all outstanding equity awards.

The foregoing payments and benefits are subject to the executive’s timely execution and non-revocation of a release of claims against Restoration Robotics (or its successor) following such executive’s qualifying termination. Any severance payable under the CoC Agreements will be reduced by any other severance benefits, pay in lieu of notice, or other similar benefits payable to the executives. Each executive officer is eligible to receive certain severance benefits under the CoC Agreements that provide for certain severance benefits that are equal to or less than the foregoing described outside a change in control period.

For an estimate of the value of the payments and benefits described above under the CoC Agreements that would be payable to each of Restoration Robotics’ named executive officers, see “—Quantification of Payments and Benefits to Restoration Robotics’ Named Executive Officers” beginning on page 115 of this proxy statement/prospectus. The estimated aggregate severance amount that would be payable to Restoration Robotics’ executive officers, including its named executive officers, as a group under the CoC Agreements if the merger were completed and they were to experience a qualifying termination on July 18, 2019 is $622,517 salary severance, $100,868 bonus severance, and $47,346 continued health premiums and welfare premiums. The amounts of the Restoration Robotics equity awards that would be accelerated in connection with such qualifying termination are disclosed above. The amounts above are determined using the assumptions in footnote 2 of the table under the section entitled “—Quantification of Payments and Benefits to Restoration Robotics’ Named Executive Officers” beginning on page 113 of this proxy statement/prospectus.

Transaction Bonuses

In connection with the merger, Restoration Robotics’ board of directors approved payment of cash bonuses to each of Messrs. Hair and Sullivan in the amounts of $142,500 and $90,000, respectively. Such transaction bonuses shall be payable shortly following the effective time of the merger, less applicable withholdings and deductions, subject to their continued service to Restoration Robotics until immediately prior to the effective time of the merger.

For an estimate of the value of the potential bonus payments that may be payable to each of Restoration Robotics’ named executive officers, see “—Quantification of Payments and Benefits to Restoration Robotics’ Named Executive Officers” beginning on page 115 of this proxy statement/prospectus. The estimated aggregate amount of the potential bonus payments under the transaction arrangements that may be payable to Restoration Robotics’ executive officers, including its named executive officers, as a group if the merger were completed on July 18, 2019 is $232,500, assuming each executive officer remained employed through immediately prior to the closing of the merger.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Restoration Robotics’ directors and executive officers will be entitled to certain ongoing indemnification, advancement of expenses and coverage under directors’ and officers’ liability insurance policies from the combined company. Such indemnification, advancement of expenses and insurance coverage is further described in the section entitled “The Merger Agreement—Indemnification and Insurance for Officers and Directors” beginning on page 141 of this proxy statement/prospectus.

Quantification of Payments and Benefits to Restoration Robotics’ Named Executive Officers

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the amount of payments and benefits that each of Restoration Robotics’ named executive officers would receive in connection with the merger, assuming that the transaction were consummated and each such named executive officer experienced a qualifying termination on July 18, 2019. The amounts below are determined using a per share price of Restoration Robotics common stock of $0.7428. The value of $0.7428 per share represents the average closing market price of Restoration Robotics’ common stock over the first five days following the first public announcement of the transaction. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
Ryan Rhodes	277,696	0	10,184	287,880
Mark Hair	355,131	371,400	19,040	745,571
Chris Aronson	46,667	0	4,814	51,481

(1)

Under the “double trigger” arrangement in the CoC Agreements, cash severance would be payable in a lump sum upon a named executive officer’s qualifying termination within three months prior and ending 12 months after a change in control, as described above in “—Change in Control Agreements.” In such an event, each named executive officer would be entitled to receive a cash payment equal to the sum of the following:

•

for Messrs. Rhodes and Hair, a lump sum cash payment equal to and, the sum of (x) six months of the executive’s base salary and (y) one additional month of the executive’s base salary for each full year of service with Restoration Robotics, and for Mr. Aronson, continued payment of his base salary for two months (in all cases, such period, the “severance period”); and

•

for each of Messrs. Rhodes and Hair only, a prorated annual performance bonus based on actual achievement of applicable performance goals, payable at the same time annual performance bonuses are paid generally.

Additionally, Mr. Hair is also eligible to receive a “single trigger” transaction bonus payable in connection with the merger.

The following table quantifies each separate form of cash compensation (assuming for the bonuses, the goals are achieved at target) included in the aggregate total reported in the column:

Name	Base Salary Severance ($)	Pro-Rated Bonus Severance ($)	Transaction Bonus ($)
Ryan Rhodes	223,208	54,487	0
Mark Hair	166,250	46,381	142,500
Chris Aronson	46,667	0	0

(2)

Under his CoC Agreement, Mr. Rhodes is entitled to “single trigger” accelerated vesting for any unvested stock options immediately prior to the effective time of the merger. In addition, under the “double trigger” provisions in the CoC Agreements, each other named executive officer would be entitled to accelerated vesting of their stock options upon a qualifying termination as described in footnote (1) above. The restricted stock units granted to Mr. Hair will have “single trigger” accelerated vesting and will become fully vested immediately prior to the effective time of the merger.

The column quantifies the value of the unvested Restoration Robotics stock options and restricted stock units held by the named executive officers. The value of the unvested and accelerated Restoration Robotics stock options is the difference between the value of $0.7428 per share and the exercise price of the stock option, multiplied by the number of unvested shares as of July 18, 2019, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2). Currently, all stock options held by the named executive officers are underwater and so no value is attributed to them. The value of the unvested and accelerated Restoration Robotics restricted stock units is $0.7428 per share multiplied by the number of unvested shares as of July 18, 2019. The amounts in this column for the unvested and accelerated Restoration Robotics equity awards do not reflect any taxes payable by the named executive officers.

The following table quantifies each separate form of equity award acceleration included in the aggregate total reported in the column:

Name	Stock Options ($)	Restricted Stock Units ($)
Ryan Rhodes	0	0
Mark Hair	0	371,400
Chris Aronson	0	0

(3)

Under the “double trigger” arrangement in the CoC Agreements, upon a qualifying termination as described in footnote (1) above, each named executive officer is entitled to receive Restoration Robotics-paid continuation of medical and dental benefits in accordance with the terms of the applicable Restoration Robotics group health plans for the applicable severance period.

Convertible Promissory Notes

On February 28, 2019, Restoration Robotics entered into a note purchase agreement pursuant to which Restoration Robotics issued an aggregate of $5.0 million of unsecured subordinated convertible promissory notes to Frederic Moll, M.D., one of Restoration Robotics’ directors, and Interwest Partners IX, LP, one of Restoration Robotics’ stockholders affiliated with Gil Kliman, M.D., one of Restoration Robotics’ directors. The notes bear interest on the unpaid principal amount at a rate of eight percent (8.0%) per annum from the date of issuance. All of the outstanding principal and unpaid accrued interest on the notes will be automatically converted into common stock of Restoration Robotics at the closing of the equity commitment letter financing, at a conversion price of $0.825 per share.

Equity Commitment Letter

Frederic Moll, M.D., one of Restoration Robotics’ directors, entered into an equity commitment letter pursuant to which Dr. Moll has agreed to purchase $1.0 million in shares of Restoration Robotics common stock and has an option to purchase an additional $1.0 million in shares of Restoration Robotics common stock at a purchase price of $0.825 per share in the equity commitment letter financing. The terms of the equity commitment letter financing are described in greater detail in the section titled “Agreements Related to the Merger—Equity Commitment Letter” beginning on page 149 of in this proxy statement/prospectus.

Interests of Venus Concepts’ Directors and Executive Officers in the Merger

In considering the recommendation of Venus Concept’s board of directors with respect to adopting the Merger Agreement, the merger and the related transactions to be acted upon by the Venus Concept shareholders, Venus Concept shareholders should be aware that certain directors and executive officers of Venus Concept have interests in the merger that may be different from, or in addition to, the interests of Venus Concept shareholders generally. These interests may present them with actual or potential conflicts of interests, and these interests, to the extent material, are described below. Venus Concept’s board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement, the merger and the related transactions.

Interests of Venus Concept Ordinary Shares and Preferred Shares

As of June 4, 2019, Venus Concept’s directors and executive officers held in the aggregate 776,400 shares of Venus Concept’s ordinary shares and Venus Concept’s preferred shares. Under the Merger Agreement, each ordinary share and each preferred share of Venus Concept will be exchanged for shares of Restoration Robotics’ common stock at the effective time of the merger.

Treatment of Venus Concept Stock Options

As of June 4, 2019, Venus Concept’s directors and executive officers held in the aggregate 2,811,600 options to purchase Venus Concept’s ordinary shares. Under the Merger Agreement, each option to purchase Venus Concept ordinary shares will be assumed by Restoration Robotics and will be converted into an option to purchase shares of Restoration Robotics common stock.

Retention Awards

As described in the section titled “Venus Concept Executive Compensation—Retention Awards” beginning on page 151 of this proxy statement/prospectus, Domenic Serafino, Domenic Della Penna, Domenic Di Sisto and Anna Georgiadis were granted cash-based retention awards, which entitle them to receive, on the closing of the merger, cash awards equal to $30,000, $50,000, $40,000 and $15,000, respectively, if Venus Concept successfully completes the merger.

Convertible Promissory Notes

On June 25, 2019, Venus Concept entered into a note purchase agreement pursuant to which Venus Concept issued an aggregate of $7.8 million of unsecured senior subordinated convertible promissory notes to certain shareholders that are affiliated with Scott Barry, Garheng Kong and Juliet Tammenoms Bakker, directors of Venus Concept. The Venus convertible notes bear interest on the unpaid principal amount at a rate of eight percent (8.0%) per annum from the date of issuance. All of the outstanding principal and unpaid accrued interest on the Venus convertible notes will automatically be converted into common stock of Restoration Robotics at the closing of the merger, at a conversion price of $0.4664 per share. In the event that the merger is not consummated, the Venus convertible notes will be convertible into equity securities of Venus Concept. On July 5, 2019, Venus Concept loaned Restoration Robotics $2.5 million of the proceeds from the issuance of the Venus convertible notes pursuant to a subordinated promissory note, or the Restoration Note. The Restoration Note is subordinated to the Solar Loan Agreement pursuant to a subordination agreement between Solar and Venus Concept dated June 25, 2019. The Restoration Note accrues interest at a rate of 8% per annum and matures on November 30, 2019.

Equity Commitment Letter

Certain shareholders of Venus Concept that are affiliated with Scott Barry, Garheng Kong, Juliet Tammenoms Bakker and Anthony Natale, directors of Venus Concept, have agreed to purchase shares of Restoration Robotics common stock and have an option to purchase additional shares of Restoration Robotics stock at a purchase price of $0.825 per share pursuant to the equity commitment letter. Please see the section titled “Certain Venus Concept Relationships and Related Party Transactions—Equity Commitment Letter” beginning on page 268 of this proxy statement/prospectus.

Continued Service with Combined Company

As described in the section titled “Management Following the Merger” beginning on page 257 of this proxy statement/prospectus, Venus Concept’s current directors and executive officers are expected to become directors and executive officers of the combined company upon the closing of the merger.

Indemnification Agreements

Venus Concept has entered into indemnification agreements with each of its directors and executive officers. These agreements provide for the indemnification, subject to Israeli law and Venus Concept’s amended and restated articles of association of the directors and executive officers of Venus Concept for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Venus Concept. Venus Concept anticipates that the directors and officers of the combined company will enter into indemnification agreements with the combined company in a form to be agreed between Venus Concept and Restoration Robotics (and absent such agreement, on Restoration Robotics’ form indemnification agreement), effective upon consummation of the merger.

Form of the Merger

The Merger Agreement provides that at the effective time, Merger Sub will be merged with and into Venus Concept. Upon the consummation of the merger, Venus Concept will become a wholly-owned subsidiary of Restoration Robotics.

After completion of the merger, assuming Proposal No. 4 is approved by Restoration Robotics stockholders at the Restoration Robotics annual meeting, Restoration Robotics will be renamed “Venus Concept Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “VERO.”

Merger Consideration

At the effective time of the merger, upon the terms and subject to the conditions set forth in the Merger Agreement:

•	each outstanding ordinary share of Venus Concept and each outstanding preferred share of Venus Concept will be converted into the right to receive 8.6506 shares of Restoration Robotics common stock;

•

each outstanding option to purchase ordinary shares of Venus Concept will be assumed by Restoration Robotics and will be converted into an option to purchase shares of Restoration Robotics common stock;

•

each outstanding warrant to purchase ordinary shares of Venus Concept will be assumed by Restoration Robotics and will be converted into a warrant to purchase shares of Restoration Robotics common stock; and

•

each ordinary share of Venus Concept and each preferred share of Venus Concept held by Venus Concept as treasury shares or held or owned by Restoration Robotics or Merger Sub immediately prior to the effective time of the merger will remain or become treasury shares held by Venus Concept or continue to be held by Restoration Robotics, as applicable, and will not entitle the holder thereof to any payment.

Stock Options and Warrants

Treatment of the Restoration Robotics Warrants, Stock Options and Restricted Stock Awards

All warrants, options and restricted stock awards to purchase shares of Restoration Robotics common stock that are outstanding immediately prior to the effective time of the merger will remain outstanding following the effective time of the merger.

Treatment of Venus Concept Options and Warrants

At the effective time of the merger, each outstanding Venus Concept option, whether or not vested, to purchase ordinary shares of Venus Concept, that is unexercised immediately prior to the effective time of the merger will be converted into an option to purchase shares of Restoration Robotics common stock as determined pursuant to the exchange ratio described in more detail below. All rights with respect to each Venus Concept option will be assumed by Restoration Robotics in accordance with its terms. Accordingly, from and after the effective time of the merger, each Venus Concept option assumed by Restoration Robotics may be exercised solely for shares of Restoration Robotics common stock.

The number of shares of Restoration Robotics common stock subject to each outstanding Venus Concept option assumed by Restoration Robotics will be determined by multiplying the number of ordinary shares of Venus Concept that were subject to such option by the exchange ratio of 8.6506 and rounding the resulting number down to the nearest whole number of shares of Restoration Robotics common stock. The per share exercise price for the shares of Restoration Robotics common stock issuable upon exercise of each Venus Concept option assumed by Restoration Robotics will be determined by dividing the per share exercise price of the ordinary shares of Venus Concept subject to such option by the exchange ratio of 8.6506 and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of such option will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such option will otherwise remain unchanged.

At the effective time of the merger, each outstanding Venus Concept warrant, whether or not vested, to purchase ordinary shares of Venus Concept or preferred shares of Venus Concept will be converted into a warrant to purchase shares of Restoration Robotics common stock as determined pursuant to the exchange ratio detailed below. All rights with respect to each Venus Concept warrant will be assumed by Restoration Robotics in accordance with its terms. Accordingly, from and after the effective time of the merger each Venus Concept warrant assumed by Restoration Robotics may be exercised solely for shares of Restoration Robotics common stock.

The number of shares of Restoration Robotics common stock subject to each outstanding Venus Concept warrant assumed by Restoration Robotics will be determined by multiplying the number of ordinary shares of Venus Concept that were subject to such warrant by 8.6506 and rounding the resulting number down to the nearest whole number of shares of Restoration Robotics common stock. The per share exercise price for the shares of Restoration Robotics common stock issuable upon exercise of each Venus Concept warrant assumed by Restoration Robotics will be determined by dividing the per share exercise price of the ordinary shares of Venus Concept or preferred shares of Venus Concept subject to such warrant by 8.6506 and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any option will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such option will otherwise remain unchanged.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived, including the approval by the Restoration Robotics stockholders of Proposal Nos. 1, 2, 3 and 5. The merger will become effective upon the issuance by the Companies Registrar of the Israeli Corporations Authority, or Companies Registrar, of the Certificate of Merger. Neither Restoration Robotics nor Venus Concept can predict the exact timing of the closing of the merger.

Regulatory Approvals

Restoration Robotics must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Restoration Robotics common stock pursuant to the Merger Agreement and the filing of this proxy statement/prospectus with the SEC. Restoration Robotics will also need to obtain an exemption under Israeli securities laws in connection with the granting of options to Israeli optionees. In order to satisfy applicable closing conditions and complete the merger, Venus Concept must obtain certain tax rulings from the ITA, which must be in effect as of the closing of the merger.

The merger will be effective upon the issuance by the Companies Registrar, of the Certificate of Merger in accordance with Section 323(5) of the ICL. Venus Concept and Merger Sub must comply with the process and timeline dictated by the ICL and regulations promulgated thereunder in order for the Companies Registrar to issue the Certificate of Merger upon the closing of the merger, which includes the expiration of the applicable waiting periods as further described herein. For more information on Israeli regulatory matters, please see the section entitled “Israeli Law Matters” beginning on page 138 of this proxy statement/prospectus.

U.S. Federal Income Tax Treatment of the Merger

The merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Restoration Robotics and Venus Concept will use commercially reasonable best efforts to cause the merger to qualify as a “reorganization” under Section 368(a) of the Code, and agrees not to, and not to permit or cause any affiliate or subsidiary of Restoration Robotics or Venus Concept to, take any actions or cause any action to be taken that would reasonably be expected to prevent the merger from qualifying as a “reorganization” under Section 368(a) of the Code. For a description of material U.S. federal income tax consequences of the merger, please see the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger to United States Holders of Venus Concept Capital Stock” beginning on page 121 of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Merger to United States Holders of Venus Concept Capital Stock

The following discussion describes the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Venus Concept capital stock. The discussion is based on the Code, its legislative history, U.S. Treasury regulations promulgated thereunder, or Treasury Regulations, published rulings and judicial decisions, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion. This discussion does not take into account proposed changes in such tax laws and does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as estate or gift tax consequences).

This discussion is limited to U.S. holders that hold Venus Concept capital stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a U.S. holder’s particular circumstances, including the impact of the alternative minimum tax. In addition, it does not address the U.S. federal income tax consequences relevant to U.S. holders subject to special rules, including, without limitation:

•	persons who are not U.S. holders as defined below;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons who have a functional currency other than the U.S. dollar;

•	persons holding Venus Concept capital stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investments companies;

•	brokers, dealers or traders in securities;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations, agencies or instrumentalities thereof;

•	persons who own or have owned (directly, indirectly or through attribution) 10% or more of the voting power or value of Venus Concept;

•	persons who acquired their Venus Concept capital stock pursuant to the exercise of compensatory options or in other compensatory transactions; and

•	persons who hold their Venus Concept capital stock through individual retirement accounts or other tax-deferred accounts.

If an entity treated as a partnership for U.S. federal income tax purposes holds Venus Concept capital stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Venus Concept capital stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of the merger to them.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Venus Concept capital stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

U.S. HOLDERS OF VENUS CONCEPT CAPITAL STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Qualification of the Merger as a Reorganization

The discussion under this heading “Qualification of the Merger as a Reorganization” constitutes the opinion of Reed Smith LLP, counsel to Venus Concept, or Reed Smith, as to the material U.S. federal income tax consequences of the merger to U.S. holders of Venus Concept capital stock. In the opinion of Reed Smith, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Because the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders of Venus Concept capital stock generally will not recognize taxable gain or loss as a result of the merger for U.S. federal income tax purposes, except as provided below under the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger to United States Holders of Venus Concept Capital Stock—Passive Foreign Investment Company Rules.”

The opinion described above is based on customary assumptions and representations from Venus Concept and Restoration Robotics. If any of the assumptions or representations is incorrect, incomplete or inaccurate, the validity of the opinion described above may be affected and the tax consequences of the merger could differ from those described above. Further, no advance U.S. federal income tax ruling has been (or will be) sought from the Internal Revenue Service, or IRS, regarding the tax consequences of the merger. Consequently, there is no assurance that the IRS or the U.S. courts will agree with the conclusions or analysis set forth herein. U.S. holders of Venus Concept capital stock should consult their own tax advisors with respect to the particular tax consequences of the merger to them, including the possible consequences if the “reorganization” treatment is successfully challenged.

Tax Consequences to U.S. Holders

Assuming the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code or otherwise qualifies as an exchange described in Section 351(a) of the Code, and except as provided in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger to United States Holders of Venus Concept Capital Stock—“Passive Foreign Investment Company Rules”, the tax consequences to U.S. holders of Venus Concept capital stock will be as follows:

•	a Venus Concept shareholder will not recognize gain or loss upon the exchange of Venus Concept capital stock for Restoration Robotics common stock pursuant to the merger;

•

a Venus Concept shareholder’s aggregate tax basis for the shares of Restoration Robotics common stock received in the merger will equal the shareholder’s aggregate tax basis in the shares of Venus Concept capital stock surrendered in the merger; and

•

the holding period of the shares of Restoration Robotics common stock received by a Venus Concept shareholder in the merger will include the holding period of shares of Venus Concept capital stock surrendered in exchange therefor.

U.S. holders of Venus Concept capital stock should consult their tax advisors about information reporting requirements and information statements that could be applicable to the merger and any potential penalties associated with a failure to satisfy such requirements.

Passive Foreign Investment Company Rules

Notwithstanding that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (as described above), the merger could be a taxable event to certain U.S. holders of Venus Concept capital stock under the PFIC provisions of the Code to the extent that Section 1291(f) of the Code applies.

In general, Venus Concept would be a PFIC with respect to a U.S. holder of Venus Concept capital stock if, for any taxable year in which such U.S. holder held Venus Concept capital stock, (a) at least 75% of Venus Concept’s gross income for the taxable year (including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value) was passive income, or (b) at least 50% of the value, determined on the basis of a quarterly average, of Venus Concept’s assets (including its pro rata share of the assets of any corporation in which it owns or is considered to own at least 25% of the shares by value) were attributable to assets that produced or were held to produce passive income. Passive income generally includes dividends, interest, rents, royalties, annuities and net gains from the sale or exchange of property that produces passive income, but excludes rents and royalties that are derived in the active conduct of a trade or business and that are received from an unrelated person.

Based upon the composition of its income and assets, and upon a review of its financial statements, Venus Concept does not believe that it should be a PFIC for its taxable year ending on December 31, 2018. Based on its current and expected future operations, Venus Concept does not believe that it should be treated as a PFIC for its current taxable year ending on December 31, 2019. The determination of PFIC status, however, is fundamentally factual in nature, and there is little administrative or judicial authority upon which to rely in making such determination. Consequently, no assurance can be provided that Venus Concept has or has not been classified as a PFIC for any prior taxable year or whether Venus Concept will be classified as a PFIC during its current taxable year.

If it was determined that Venus Concept was a PFIC for any taxable year during which a U.S. holder held Venus Concept capital stock, then a U.S. holder of Venus Concept capital stock may be required to recognize gain and may be subject to special rules in respect of such gain realized as a result of the merger, unless certain exceptions apply. Specifically, Section 1291(f) of the Code requires, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC (including, generally, in a transaction that otherwise would be a non-recognition transaction, such as a “reorganization” within the meaning of Section 368(a) of the Code) to recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations have been promulgated or are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, these Treasury Regulations may require taxable gain (but not loss) recognition with respect to the merger for a U.S. holder of Venus Concept capital stock if Venus Concept were classified as a PFIC at any time during such U.S. holder’s holding period of Venus Concept capital stock, unless certain exceptions apply. It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted.

The rules dealing with PFICs are very complex, and are affected by various factors, in addition to those described above. Accordingly, U.S. holders of Venus Concept capital stock should consult their tax advisors regarding the application of the PFIC rules and the tax consequences of the merger to them if Venus Concept were treated as a PFIC with respect to such U.S. holder.

Failure of the Merger to Qualify as a Non-Recognition Transaction

Subject to the PFIC rules discussed in the last sentence of this paragraph, if the merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code or otherwise as an exchange described in

Section 351(a) of the Code, then a U.S. holder would recognize gain or loss upon the exchange of Venus Concept capital stock for Restoration Robotics common stock equal to the difference between the fair market value, at the time of the merger, of the Restoration Robotics common stock received in the merger and such U.S. holder’s tax basis in the Venus Concept capital stock surrendered in the merger. Gain or loss will be determined separately for each identifiable block of Venus Concept capital stock surrendered in the merger (i.e., shares of Venus Concept capital stock acquired at the same cost in a single transaction). Such gain or loss would be long-term capital gain or loss if the Venus Concept capital stock was held for more than one year at the time of the merger. The deductibility of capital losses is subject to limitations. The aggregate tax basis of Restoration Robotics common stock received in the merger would equal its fair market value of such common stock at the time of the closing of the merger, and the holding period of such Restoration Robotics common stock would commence the day after the closing of the merger. If the merger did not qualify as a “reorganization” within the meaning of Section 368(a) of the Code or otherwise as an exchange described in Section 351(a) of the Code, and Venus Concept was a PFIC for any taxable year during a Venus Concept U.S. holder’s holding period, then such U.S. holder would be subject to additional rules with respect to gain realized from the merger.

The U.S. federal income tax rules relating to PFICs are complex. U.S. holders should consult their own tax advisors regarding the tax consequences of the merger and the application of the PFIC rules to their particular circumstances.

Medicare Tax

Certain U.S. holders, including individuals and estates and trusts, are subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which would include any capital gains recognized in connection with the merger in the event the merger failed to qualify as a non-recognition transaction or the passive foreign investment company rules (discussed above) resulted in the merger being a taxable event for such U.S. holders. U.S. holders of Venus Concept capital stock should consult their tax advisors as to the application of this additional tax to their circumstances.

U.S. HOLDERS OF VENUS CONCEPT CAPITAL STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE MERGER AND RELATED TRANSACTIONS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Material Israeli Income Tax Consequences of the Merger to Israeli and Non-Israeli Residents

In general, under the Ordinance, as amended, and the rules and regulations promulgated thereunder, the disposition of shares of an Israeli company is deemed to be a sale of capital assets (unless such shares are held for the purpose of trading). The Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available under the Ordinance or unless a treaty for the prevention of double taxation between Israel and the seller’s country of residence provides otherwise.

Venus Concept instructed its Israeli counsel to prepare and file with the ITA an application for tax rulings with respect to withholding tax from capital gain as a result of the merger, both for Israeli residents and non-Israeli residents. Assuming Venus Concept receives the Israeli tax rulings from the ITA, the Israeli income tax consequences of the merger shall be in accordance with such tax rulings (if applicable to a particular Venus Concept shareholder).

For more information on the material foreign income tax consequences of the merger, see “The Merger Agreement—Tax Matters” beginning on page 140 of this proxy statement/prospectus. You are strongly urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Anticipated Accounting Treatment

The merger will be treated by Restoration Robotics as a reverse merger under the acquisition method of accounting in accordance with U.S. GAAP. For accounting purposes, Venus Concept is considered to be acquiring Restoration Robotics in the merger based on the following factors: (i) Venus Concept’s shareholders are expected to own approximately 85% of the voting interests of the combined company immediately following the closing of the merger; (ii) directors appointed by Venus Concept will hold more board seats in the combined company than Restoration Robotics and (iii) Venus Concept’s management will hold key positions in the management of the combined company. The transaction will be accounted for under the acquisition method of accounting under existing U.S. GAAP, which is subject to change and interpretation. Under the acquisition method of accounting, management of Restoration Robotics and Venus Concept have made a preliminary estimated purchase price calculated as described in Note 4 to the unaudited pro forma condensed combined financial statements. The net tangible and intangible assets acquired and liabilities assumed in connection with the transaction are at their estimated acquisition date fair values. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Restoration Robotics that exist as of the date of completion of the merger.

Nasdaq Stock Market Listing

Restoration Robotics common stock currently is listed on Nasdaq under the symbol “HAIR.” Restoration Robotics has agreed to use its reasonable best efforts to: (i) cause the shares of Restoration Robotics common stock to be issued in the merger to be approved for listing (subject to notice of issuance) on the Nasdaq Capital Market or Nasdaq prior to the effective time of the merger and (ii) maintain the continuous listing of the currently outstanding Restoration Robotics common stock on the Nasdaq Capital Market or Nasdaq through the effective time. If such listing application is accepted, Restoration Robotics anticipates that the common stock of the combined company will be listed on Nasdaq following the closing of the merger under the trading symbol “VERO.”

Appraisal Rights and Dissenters’ Rights

Delaware Law

Holders of Restoration Robotics common stock are not entitled to appraisal rights under Delaware law in connection with the merger.

Israeli Law

Holders of Venus Concept ordinary shares or preferred shares are not entitled to appraisal rights under Israeli law in connection with the merger.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Restoration Robotics and Merger Sub, on the one hand, and Venus Concept, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. While Restoration Robotics and Venus Concept do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Restoration Robotics, Venus Concept or Merger Sub, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Restoration Robotics and Merger Sub, and Venus Concept, and are modified by the disclosure schedules.

Structure

Under the Merger Agreement, Merger Sub will merge with and into Venus Concept, with Venus Concept surviving as a wholly-owned subsidiary of Restoration Robotics.

Completion and Effectiveness of the Merger

The merger will be completed as promptly as practicable after all of the conditions to completion of the merger are satisfied or waived, including the approval of the security holders of Restoration Robotics and Venus Concept. Restoration Robotics and Venus Concept are working to complete the merger as quickly as practicable. The merger is anticipated to occur as early as the third quarter of 2019, after the Restoration Robotics’ annual meeting of shareholders. However, Restoration Robotics and Venus Concept cannot predict the exact timing of the completion of the merger because it is subject to various conditions.

Merger Consideration

At the effective time of the merger, upon the terms and subject to the conditions set forth in the Merger Agreement, including adjustments set forth therein:

•	each outstanding ordinary share of Venus Concept and each outstanding preferred share of Venus Concept shall be converted into the right to receive 8.6506 shares of Restoration Robotics common stock;

•

each outstanding option to purchase ordinary shares of Venus Concept shall be assumed by Restoration Robotics and shall be converted into an option to purchase shares of Restoration Robotics common stock;

•

each outstanding warrant to purchase ordinary shares of Venus Concept shall be assumed by Restoration Robotics and shall be converted into a warrant to purchase shares of Restoration Robotics common stock; and

•

no consideration shall be delivered in exchange for each ordinary share of Venus Concept and each preferred share of Venus Concept held by Venus Concept as treasury stock or held or owned by Restoration Robotics or Merger Sub immediately prior to the effective time of the merger.

Restoration Robotics Common Stock

Each share of Restoration Robotics common stock issued and outstanding at the time of the merger will remain issued and outstanding and such shares will be unaffected by the merger. In addition, Restoration Robotics options will remain outstanding and will be unaffected by the merger. Immediately after the merger, Restoration Robotics stockholders will own approximately 15% of the fully-diluted common stock of the combined company. If the equity commitment letter financing closes or the Restoration Robotics convertible note converts immediately following the merger, then Restoration Robotics’ shareholders will be further diluted. For more information on the dilutive impact of the equity commitment letter financing, please see section titled “Agreements Related to the Merger—Equity Commitment Letter” beginning on page 147 of this proxy statement/prospectus.

Procedures for Exchanging Venus Concept Stock Certificates

Promptly after the effective time of the merger, an exchange agent to be selected by Restoration Robotics and Venus Concept will establish an exchange fund to hold the book-entry shares of Restoration Robotics common stock to be issued to Venus Concept shareholders in connection with the merger.

Promptly after the effective time of the merger, the exchange agent will mail to each record holder of ordinary shares of Venus Concept or preferred shares of Venus Concept (i) a letter of transmittal, (ii) a declaration to provide certain information for Restoration Robotics’ tax withholding determination and (iii) instructions for surrendering the record holder’s book-entry shares or stock certificates in exchange for book-entry shares of Restoration Robotics common stock. Upon proper surrender of book-entry shares or stock certificates, together with a properly completed and duly executed letter of transmittal in accordance with the exchange agent’s instructions and the declaration for tax withholding purposes, the record holder of such ordinary shares of Venus Concept or preferred shares of Venus Concept will be entitled to receive shares representing the number of whole shares of Restoration Robotics common stock issuable to such holder pursuant to the merger. The surrendered certificates representing ordinary shares of Venus Concept or preferred shares of Venus Concept will be cancelled.

After the effective time of the merger, each certificate representing ordinary shares of Venus Concept or preferred shares of Venus Concept that has not been surrendered will represent only the right to receive shares of Restoration Robotics common stock issuable pursuant to the merger to which the holder of any such certificate is entitled.

HOLDERS OF ORDINARY SHARES OF VENUS CONCEPT OR PREFERRED SHARES OF VENUS CONCEPT SHOULD NOT SEND IN THEIR STOCK CERTIFICATES OR BOOK-ENTRY SHARES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF VENUS CONCEPT STOCK CERTIFICATES OR BOOK-ENTRY SHARES.

Fractional Shares

No fractional shares of Restoration Robotics common stock will be issued in connection with the merger and any fractional shares that would otherwise have been issued in the merger will be rounded down to the nearest whole share of Restoration Robotics common stock.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by Restoration Robotics, Merger Sub and Venus Concept relating to their respective businesses, as well as other facts pertinent to the merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time of the merger or termination of the Merger Agreement, as further described below. The representations and warranties of each of Restoration Robotics, Merger Sub and Venus Concept have been made solely for the benefit of the other parties and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk among the parties, may have been modified by the disclosure schedules delivered in connection with the Merger Agreement, are subject to the materiality standard described in the Merger Agreement, which may differ from what may be viewed as material by you, will not survive completion of the merger and cannot be the basis for any claims under the Merger Agreement by the other parties after termination of the Merger Agreement, and were made only as of the date of the Merger Agreement or another date as is specified in the Merger Agreement.

Venus Concept made a number of representations and warranties to Restoration Robotics and Merger Sub in the Merger Agreement, including representations and warranties relating to the following matters:

•	organization;

•	capitalization;

•	authority;

•	non-contravention; consents;

•	financial statements;

•	absence of changes;

•	title to assets;

•	properties;

•	intellectual property;

•	material contracts;

•	absence of undisclosed liabilities;

•	compliance with laws; regulatory compliance;

•	taxes and tax returns;

•	employee benefit programs;

•	labor and employment matters;

•	environmental matters;

•	insurance;

•	government programs;

•	transactions with affiliates;

•	legal proceedings; orders;

•	anti-corruption and anti-bribery laws;

•	warranty and related matters;

•	inapplicability of anti-takeover statutes;

•	vote required;

•	no financial advisor;

•	financing consent letters; and

•	no other representations or warranties; disclaimer of other representations and warranties.

Significant portions of Venus Concept’s representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the Merger Agreement, a material adverse effect with respect to Venus Concept means any change, circumstance, condition, development, effect, event, occurrence, result or state of facts that, individually or when taken together with any other such change, circumstance, condition, development, effect, event, occurrence, result or state of facts, has or could reasonably be expected to have a material adverse effect on (i) the business, financial condition, assets, liabilities or results of operations or prospects of Venus Concept and its subsidiaries (taken as a whole) or (ii) the ability of Venus Concept to consummate the transactions contemplated by the Merger Agreement or perform any of its covenants or obligations under the Merger Agreement in all material respects, except that none of the following, as they apply to Venus Concept and its subsidiaries, will be taken into account in determining whether there has been a material adverse effect:

•

changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect Venus Concept and its subsidiaries (taken as a whole) in relation to similarly situated companies in the same industry;

•

changes in or affecting the industries in which Venus Concept or its subsidiaries operate to the extent they do not disproportionately affect Venus Concept and its subsidiaries (taken as a whole) in relation to similarly situated companies in the same industry;

•	changes, effects or circumstances resulting from the announcement of the Merger Agreement;

•

any change in GAAP, applicable accounting principles or applicable law or the interpretation thereof after the date of the Merger Agreement to the extent they do not disproportionately affect Venus Concept and its subsidiaries (taken as a whole) in relation to similarly situated companies in the same industry;

•

the commencement or continuation of war, terrorism or hostilities, or natural disasters or political events to the extent they do not disproportionately affect Venus Concept and its subsidiaries (taken as a whole) in relation to similarly situated companies in the same industry;

•	any change in the cash position of Venus Concept which results from operations in the ordinary course of business;

•

any failure of Venus Concept or any of its subsidiaries to meet internal or published projections, forecasts, revenue or earnings predictions (it being understood, however, that any effect causing or contributing to any such failure to meet projections, forecasts, revenue or earnings predictions may constitute a Venus Concept material adverse effect and may be taken into account in determining whether a Venus Concept material adverse effect has occurred); or

•	any shareholder litigation or other claims arising from allegations of breach of fiduciary duty relating to the Merger Agreement.

Restoration Robotics and Merger Sub made a number of representations and warranties to Venus Concept in the Merger Agreement, including representations and warranties relating to the following subject matters:

•	organization;

•	capitalization;

•	authority;

•	non-contravention; consents;

•	SEC filings; financial statements;

•	absence of changes;

•	title to assets;

•	properties;

•	intellectual property;

•	material contracts;

•	absence of undisclosed liabilities;

•	compliance with laws; regulatory compliance;

•	taxes and tax returns;

•	employee benefit programs;

•	labor and employment matters;

•	environmental matters;

•	insurance;

•	government programs;

•	transactions with affiliates;

•	legal proceedings; orders;

•	anticorruption and anti-bribery laws;

•	warranty and related matters; product liability;

•	antitrust;

•	inapplicability of anti-takeover statutes;

•	vote required;

•	no financial advisor; and

•	no other representations or warranties; disclaimer of other representations and warranties.

Similar to Venus Concept’s representations and warranties, significant portions of Restoration Robotics’ representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the Merger Agreement, a material adverse effect with respect to Restoration Robotics means any change, circumstance, condition, development, effect, event, occurrence, result or state of facts that, individually or when taken together with any other such change, circumstance, condition, development, effect, event, occurrence, result or state of facts, has or could reasonably be expected to have a material adverse effect on (i) the business, financial condition, assets, liabilities or results of operations or prospects of Restoration Robotics and its subsidiaries (taken as a whole), or (ii) the ability of Restoration Robotics to consummate the transactions contemplated by the Merger Agreement or perform any of its covenants or obligations under the Merger Agreement in all material respects, except that none of the following, as they apply to Restoration Robotics, will be taken into account in determining whether there has been a material adverse effect:

•

changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect Restoration Robotics and its subsidiaries (taken as a whole) in relation to similarly situated companies in the same industry;

•

changes in or affecting the industries in which Restoration Robotics or its subsidiaries operate to the extent they do not disproportionately affect Restoration Robotics and its subsidiaries (taken as a whole) in relation to similarly situated companies in the same industry;

•	changes, effects or circumstances resulting from the announcement of the Merger Agreement;

•

any change in GAAP, applicable accounting principles or applicable law or the interpretation thereof after the date of the Merger Agreement to the extent they do not disproportionately affect Restoration Robotics and its subsidiaries (taken as a whole) in relation to similarly situated companies in the same industry;

•

the commencement or continuation of war, terrorism or hostilities, or natural disasters or political events to the extent they do not disproportionately affect Restoration Robotics and its subsidiaries (taken as a whole) in relation to similarly situated companies in the same industry;

•	any change in the cash position of Restoration Robotics which results from operations in the ordinary course of business;

•

any failure of Restoration Robotics or any of its subsidiaries to meet internal or published projections, forecasts, revenue or earnings predictions (it being understood, however, that any effect causing or contributing to any such failure to meet projections, forecasts, revenue or earnings predictions may constitute a Restoration Robotics material adverse effect and may be taken into account in determining whether a Restoration Robotics material adverse effect has occurred); or

•	any shareholder litigation or other claims arising from allegations of breach of fiduciary duty relating to the Merger Agreement.

Covenants; Conduct of Business Pending the Merger

During the period commencing on March 15, 2019 and ending at the earlier of the date of termination of the Merger Agreement and the effective time of the merger, each party agreed that it will conduct its business in the ordinary course, and use commercially reasonable efforts to preserve intact its current business organization, use commercially reasonable efforts to keep available the services of its current key employees, officers and other employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees, regulators and other persons with which it has a business relationships. Restoration Robotics also agreed to use commercially reasonable efforts to maintain all rights to Restoration Robotics intellectual property and to not let any rights to Restoration Robotics intellectual property lapse or terminate, except in the ordinary course of business or by operation of law. Each party also agreed that it would provide the other party with prompt notice upon the occurrence of certain events or discovery of certain conditions, facts or circumstances.

Restoration Robotics also agreed that prior to the earlier of termination of the Merger Agreement and the effective time of the merger, subject to certain limited exceptions set forth in the Merger Agreement and disclosure schedule, without the prior written consent of Venus Concept, Restoration Robotics would not and would not permit any of its subsidiaries to:

•

issue, reserve for issuance, set aside or authorize any shares in Restoration Robotics common stock or any of its subsidiaries or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares of Restoration Robotics common stock or such convertible or exchangeable securities, except for issuing shares of Restoration Robotics common stock upon exercise of Restoration Robotics options outstanding under Restoration Robotics option plans as of the date of the Merger Agreement or shares of Restoration Robotics common stock upon exercise of a Restoration Robotics warrant outstanding as on the date of the Merger Agreement, in each case in accordance with the terms and conditions of the Restoration Robotics option plans, award agreement and/or warrant as applicable;

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Restoration Robotics capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Restoration Robotics common stock from terminated employees of Restoration Robotics at actual cost);

•

amend the charter, certificate of incorporation, bylaws, articles of association or other charter or organizational documents of Restoration Robotics, Merger Sub or any subsidiary of Restoration Robotics, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

•

sell, issue or grant, authorize the issuance, sale, or grant, amend or modify or agree to amend or modify the terms of (including by changing any option expiration date, exercise period or vesting schedule) or make any commitments to do any of the foregoing: (A) any capital stock or other security (except for Restoration Robotics common stock issued upon the valid exercise of outstanding Restoration Robotics options); (B) any option, warrant, right or other award to acquire any capital stock or any other security; or (C) any instrument convertible into, exercisable or exchangeable for any capital stock or other security;

•	form any subsidiary or acquire any equity interest or other interest in any other person;

•

lend money to any person; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure, or commitment therefor in excess of $500,000;

•

adjust or otherwise accelerate the vesting, exercisability or payment of, any Restoration Robotics options or Restoration Robotics restricted stock awards outstanding under Restoration Robotics option plans as of the date of the Merger Agreement and, other than as required by law or any company employee program: (A) adopt, establish or enter into or terminate any company employee program; (B) cause or permit any company employee program to be amended, terminated or rights thereunder to be accelerated, other than as required by law; (C) hire any new employee or consultant or terminate any key employee (in each case, other than employees or consultants with a base salary or fee in an amount not exceeding $100,000 on an annual basis); or (D) grant, make or pay any severance, bonus or profit-sharing or similar payment (including any special or transaction payments) to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation, remuneration or benefits (including accelerated equity vesting) payable to, any of its directors, employees or consultants; in each case, except in the ordinary course of business;

•

acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets, properties or rights, or grant any encumbrance with respect to such assets, properties or rights; in each case, except in the ordinary course of business;

•

make, change or revoke any material tax election; file any material amendment to any tax return; adopt or change any material accounting method in respect of taxes; change any material annual tax accounting period; settle or compromise any claim, notice, audit report or assessment in respect of material taxes (other than certain tax rulings from Israeli tax authorities); apply for or enter into any ruling from any tax authority with respect to taxes; or surrender any right to claim a material tax refund; in each case, except in the ordinary course of business;

•	enter into, amend or terminate any Restoration Robotics material contract other than in the ordinary course of business;

•

settle any lawsuit, claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative, other than for routine collection of bills or a breach of the Merger Agreement;

•	adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	apply for, negotiate or obtain a governmental grant;

•	enter into a new line of business;

•	take any action to delist, deregister or any other action the effect of which would reasonably be expected to result in Restoration Robotics ceasing to be a reporting company;

•	agree to take, take or permit any subsidiary of Restoration Robotics to take or agree to take, any of the actions specified above;

•	terminate or cancel any insurance coverage policy maintained by Restoration Robotics or any of its subsidiaries that is not promptly replaced by a comparable amount of insurance coverage; or

•

fail to timely tender any fees or make any required prosecution or maintenance payments relating to any Restoration Robotics intellectual property or allow any material rights to Restoration Robotics intellectual property to lapse or terminate, except in the ordinary course of business or by operation of law.

Venus Concept also agreed that prior to the earlier of termination and the effective time of the merger, subject to certain limited exceptions set forth in the Merger Agreement, without the prior written consent of Restoration Robotics, Venus Concept would not:

•

issue, reserve for issuance, set aside or authorize any shares in the capital stock of Venus Concept or any of its subsidiaries or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares of capital stock or such convertible or exchangeable securities except for issuing ordinary shares of Venus Concept upon exercise of Venus Concept options outstanding under the Venus Concept option plan as of the date of the Merger Agreement or ordinary shares of Venus Concept or preferred shares of Venus Concept upon exercise of a Venus Concept warrant;

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Venus Concept capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for ordinary shares of Venus Concept from terminated employees of Venus Concept at actual cost);

•

amend the amended and restated articles of association or other charter or organizational documents of Venus Concept, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

•

sell, issue or grant, authorize the issuance, sale, or grant, amend or modify or agree to amend or modify the terms of (including by changing any option expiration date, exercise period or vesting schedule) or make any commitments to do any of the foregoing, other than as contemplated by the transactions contemplated by the Merger Agreement: (A) any capital stock or other security (except for outstanding ordinary shares of Venus Concept or preferred shares of Venus Concept issued upon the valid exercise of Venus Concept options and/or Venus Concept warrants); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into, exercisable or exchangeable for any capital stock or other security;

•	form any subsidiary or acquire any equity interest or other interest in any other person;

•

lend money to any person; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment therefor in excess of $500,000, in each case, other than pursuant to commitments and similar arrangements which are in existence as of the date of the Merger Agreement; provided that Venus Concept may incur additional indebtedness of up to $4,000,000 under its existing credit facility with Madryn Health Partners, LP and its affiliates;

•

other than as required by law or any Venus Concept employee program: (A) terminate any key employee (other than employees with a base salary in an amount not exceeding $100,000 on an annual basis); or (B) grant, make or pay bonus or profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation, remuneration or benefits (including accelerated equity vesting) payable to, any of its directors, employees or consultants (in each case, other than normal merit increases or annual bonuses to employees made in the ordinary course of business);

•

make, change or revoke any material tax election; file any material amendment to any tax return; adopt or change any material accounting method in respect of taxes; change any material annual tax accounting period; settle or compromise any claim, notice, audit report or assessment in respect of material taxes; apply for or enter into any ruling from any tax authority with respect to taxes (other than certain tax rulings from Israeli tax authorities); or surrender any right to claim a material tax refund;

•	enter into, amend or terminate any Venus Concept material contract other than in the ordinary course of business;

•

commence, threaten, litigate and/or settle a lawsuit, claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative, other than for routine collection of bills or a breach of the Merger Agreement;

•	adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	enter into a new line of business;

•	modify, terminate or cancel any insurance coverage policy maintained by Venus Concept or any of its subsidiaries that is not promptly replaced by a comparable amount of insurance coverage;

•	fail to make any material payment with respect to any of Venus Concept’s accounts payable or indebtedness in a timely manner in accordance with the terms thereof and consistent with past practices; or

•	agree to take, take or permit any subsidiary of Venus Concept to take or agree to take, any of the actions specified above.

Non-Solicitation—Restoration Robotics

The Merger Agreement contains provisions prohibiting Restoration Robotics from seeking a competing transaction, subject to specified exceptions described below. Under these “non-solicitation” provisions, Restoration Robotics has agreed that neither it nor its subsidiaries, nor any directors, officers, employees, affiliates, investment bankers, financial advisors, attorneys, accountants, brokers, finders or representatives of Restoration Robotics or any of its subsidiaries will directly or indirectly, (i) initiate, solicit, propose, seek or knowingly encourage, facilitate or support any inquiries, indications of interest, proposals or offers that constitute or may reasonably be expected to lead to, a Restoration Robotics Acquisition Proposal (as defined below), (ii) engage in, continue, facilitate or otherwise participate in any discussions or negotiations regarding, or furnish any nonpublic information or data to any person in connection with, any inquiries, indications of interest, proposals or offers that constitute, or may reasonably be expected to lead to, a Restoration Robotics Acquisition Proposal, (iii) enter into any letter of intent, indication of interest, agreement in principle or other similar type of agreement relating to a Restoration Robotics Acquisition Proposal, or enter into any agreement or agreement in principle requiring Restoration Robotics to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or resolve, propose or agree to do any of the foregoing, (iv) approve, endorse or recommend any Restoration Robotics Acquisition Proposal, or (v) fail to include in this proxy statement/prospectus the board of directors of Restoration Robotics’ recommendation to approve the Restoration Robotics stockholders proposals.

However, Restoration Robotics and its representatives may ascertain facts from the person making an unsolicited Restoration Robotics Acquisition Proposal for the sole purpose of the board of directors of Restoration Robotics informing itself about the terms of such Restoration Robotics Acquisition Proposal and the person that made it, and prior to the approval of the Restoration Robotics stockholder proposals at the Restoration Robotics annual meeting, Restoration Robotics may take the following actions in response to an unsolicited bona fide written Restoration Robotics Acquisition Proposal received from a third party after the date of the Merger Agreement that the board of directors of Restoration Robotics has determined, in good faith, after consultation with its outside counsel and independent financial advisors, constitutes, or would reasonably be expected to lead to, a Restoration Robotics Superior Offer (as defined below): (i) furnish nonpublic information regarding Restoration Robotics to the third party making the Restoration Robotics Acquisition Proposal, or a Restoration Robotics Qualified Bidder; and (ii) engage in discussions or negotiations with the Restoration Robotics Qualified Bidder and its representatives with respect to such Restoration Robotics Acquisition Proposal; provided that:

•

Restoration Robotics receives from the Restoration Robotics Qualified Bidder an executed, acceptable confidentiality agreement (a copy of such confidentiality agreement shall promptly, and in any event within twenty-four (24) hours, be provided to Venus Concept for informational purposes only),

•

Restoration Robotics promptly, and in any event within twenty-four (24) hours, supplies to Venus Concept any such nonpublic information or access to any such nonpublic information to the extent it has not been previously provided or made available to Venus Concept,

•	neither Restoration Robotics nor any subsidiary or representative of Restoration Robotics or any subsidiary has breached these non-solicitation provisions, and

•

the board of directors of Restoration Robotics determines in good faith, after consultation with its outside legal counsel and financial advisors, that failure to take such actions would reasonably be expected to be inconsistent with the fiduciary duties of the board of directors of Restoration Robotics under applicable laws. Without limiting the generality of the foregoing, Restoration Robotics acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any representative of Restoration Robotics or any of its subsidiaries, whether or not such representative is purporting to act on behalf of Restoration Robotics or any of its subsidiaries, shall be deemed to constitute a breach of these non-solicitation provisions by Restoration Robotics.

A “Restoration Robotics Acquisition Proposal” means any proposal, indication of interest or offer, other than (1) the merger or the other transactions contemplated by the Merger Agreement or (2) or the equity commitment letter financing, for:

•

a merger (including a reverse merger), tender offer, recapitalization, reorganization, liquidation, dissolution, business combination, share exchange, arrangement or consolidation, or any similar transaction involving Restoration Robotics or its subsidiaries,

•

a sale, lease, exchange, mortgage, pledge, transfer or other acquisition of assets representing twenty five percent (25%) or more of the consolidated revenues, net income or assets of Restoration Robotics and its subsidiaries, taken as a whole, in one or a series of related transactions, or

•

a purchase, tender offer or other acquisition (including by way of merger, consolidation, share exchange, arrangement, consolidation or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of the Merger Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing twenty five percent (25%) or more of the voting power of Restoration Robotics (including securities of Restoration Robotics currently beneficially owned by such person).

A “Restoration Robotics Superior Offer” means an unsolicited bona fide Restoration Robotics Acquisition Proposal (with all references to “twenty five percent (25%)” in the definition of Restoration Robotics Acquisition

Proposal being treated as references to “seventy-five percent (75%)” for these purposes) made by a third party that the board of directors of Restoration Robotics determines in good faith, after consultation with its outside legal counsel and financial advisor, and after taking into account all financial, legal, regulatory, and other aspects of such Restoration Robotics Acquisition Proposal (including the financing terms and the ability of such third party to finance such Restoration Robotics Acquisition Proposal), (A) is more favorable from a financial point of view to the Restoration Robotics stockholders than as provided hereunder (including any changes to the terms of the Merger Agreement proposed by Venus Concept in response to such Restoration Robotics Superior Offer pursuant to and in accordance with the Merger Agreement or otherwise) and (B) is reasonably capable of being completed on the terms proposed without unreasonable delay.

A “Restoration Robotics Change of Recommendation” means any of the following actions taken by Restoration Robotics’ board of directors or any committee thereof:

•

failing to make, withhold, withdraw, amend, qualify, change or publicly proposes to withhold, withdraw, amend, qualify or change in a manner adverse to Restoration Robotics, the board of directors of Restoration Robotics’ recommendation to approve the Restoration Robotics stockholder proposals,

•	knowingly making any public statement inconsistent with such recommendation,

•	failing to recommend against acceptance of a tender offer within ten (10) business days after commencement,

•	approving, adopting or recommending or proposing publicly to approve, adopt or recommend any Restoration Robotics Acquisition Proposal,

•	making any public statement inconsistent with its recommendation,

•	failing to include the board of directors of Restoration Robotics’ recommendation in this Registration Statement, or

•	allowing Restoration Robotics to execute or enter into any letter of intent, agreement in principle or other similar type of agreement relating to any Restoration Robotics Acquisition Proposal.

Restoration Robotics (prior to the approval of the Restoration Robotics stockholder proposals, set for in this proxy statement/prospectus at the Restoration Robotics annual meeting) may (i) effect a Restoration Robotics Change of Recommendation, and/or (ii) terminate the Merger Agreement in order to enter into a definitive agreement for a Restoration Robotics Superior Offer, if Restoration Robotics receives a Restoration Robotics Acquisition Proposal from a third party (which did not result from or arise out of or in connection with a breach of the Merger Agreement) that the board of directors of Restoration Robotics determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Restoration Robotics Superior Offer and the board of directors of Restoration Robotics determines in good faith (after consultation with outside legal counsel and financial advisor) that failure to effect a Restoration Robotics Change of Recommendation would reasonably be expected to be inconsistent with the fiduciary duties of the board of directors of Restoration Robotics under applicable laws; provided, however, that such actions may only be taken:

•

at a time that is after the fourth (4th) business day following Venus Concept’s receipt of written notice from Restoration Robotics that the board of directors of Restoration Robotics and/or a committee thereof is prepared to take such action (which notice will specify the identity of the person making such Restoration Robotics Superior Offer and a summary of the material terms of the applicable Restoration Robotics Superior Offer, including a copy of the proposed definitive agreement), and

•

at the end of such period, the board of directors of Restoration Robotics and/or a committee thereof determines in good faith, after taking into account all amendments or revisions to the Merger Agreement proposed by Venus Concept and after consultation with Restoration Robotics’ outside legal counsel and financial advisors, that such Restoration Robotics Superior Offer remains a Restoration Robotics Superior Offer, and

•

if requested by Venus Concept during such four (4) business day period, Restoration Robotics engages in good faith negotiations with Venus Concept to consider amendments to the Merger Agreement proposed by Venus Concept that would result in the offer that was determined to constitute a Restoration Robotics Superior Offer no longer constituting a Restoration Robotics Superior Offer.

During any such four (4) business day period, Venus Concept is entitled to deliver to Restoration Robotics one or more counterproposals to amend the Merger Agreement so as to cause such Restoration Robotics Superior Offer to no longer be a Restoration Robotics Superior Offer (it being understood that any change in the purchase price or form of consideration in such Restoration Robotics Superior Offer will be deemed a material modification and will trigger a new notice and negotiation period as provided above, except that the four (4) business day notice period will instead be equal to two (2) business days).

Restoration Robotics (prior to the approval of the Restoration Robotics stockholder proposals, set for in this proxy statement/prospectus at the Restoration Robotics annual meeting) may effect a Restoration Robotics Change of Recommendation that the board of directors of Restoration Robotics determines in good faith. After consulting with its outside legal counsel and financial advisors that there has been a Radiant Intervening Event (as defined in the Merger Agreement) and, if:

•

Restoration Robotics notifies Venus Concept, in writing, four (4) business days before making a Restoration Robotics Change of Recommendation that the board of directors of Restoration Robotics and/or a committee thereof intends to consider such action, which notice shall include a reasonably detailed description of the material facts and circumstances giving rise to the applicable Restoration Robotics intervening event, which notice shall not, by itself, constitute a Restoration Robotics Change of Recommendation,

•

if requested by Venus Concept during such four (4) business day period, Restoration Robotics engages in good faith negotiations with Venus Concept to amend the Merger Agreement in such a manner that the underlying facts giving rise to, and the reasons for taking such action, ceases to constitute a Restoration Robotics intervening event, and

•

the board of directors of Restoration Robotics determines in good faith after taking into account all amendments or revisions to the Merger Agreement proposed by Venus Concept and, after consultation with its outside legal counsel and financial advisors, that the failure to make a Restoration Robotics Change of Recommendation would reasonably be expected to be inconsistent with the fiduciary duties of the board of directors of Restoration Robotics under applicable law.

Non-Solicitation—Venus Concept

The Merger Agreement contains provisions prohibiting Restoration Robotics and Venus Concept from seeking a competing transaction, subject to specified exceptions described below. Under these “non-solicitation” provisions, Venus Concept has agreed that neither it nor its subsidiaries, nor any directors, officers, employees, affiliates, investment bankers, financial advisors, attorneys, accountants, brokers, finders or representatives of Venus Concept or any of its subsidiaries will directly or indirectly, (i) initiate, solicit, propose, seek or knowingly encourage, facilitate or support any inquiries, indications of interest, proposals or offers that constitute or may reasonably be expected to lead to, a Venus Concept Alternative Transaction (as defined below), (ii) engage in, continue, facilitate or otherwise participate in any discussions or negotiations regarding, or furnish any nonpublic information or data to any person in connection with, any inquiries, indications of interest, proposals or offers that constitute, or may reasonably be expected to lead to, a Venus Concept Alternative Transaction, (iii) enter into any letter of intent, indication of interest, agreement in principle or other similar type of agreement relating to a Venus Concept Alternative Transaction, or enter into any agreement or agreement in principle requiring Venus Concept to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or resolve, propose or agree to do any of the foregoing.

For purposes of the non-solicitation provisions of the Merger Agreement, “Venus Concept Alternative Transaction” means any transaction involving (a) the direct or indirect sale, license, disposition or acquisition of any material portion of the business or assets of Venus Concept or any of its subsidiaries, (b) the direct or indirect issuance, grant, disposition or acquisition of (i) any shares of capital stock other equity security of Venus Concept or any of its subsidiaries, (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any shares of capital stock or other equity security of Venus Concept or any of its subsidiaries, or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any shares of capital stock or other equity security of Venus Concept or any of its subsidiaries, or (c) any merger, consolidation, dissolution, business combination, reorganization or similar transaction involving Venus Concept or any of its subsidiaries, in each case with respect to the foregoing clauses (a) through (c), that could reasonably be expected to prevent or materially delay the consummation of the merger on or before the drop dead date.

Disclosure Documents

As promptly as practicable following the date of the Merger Agreement, Restoration Robotics agreed to prepare and cause to be filed with the SEC this proxy statement/prospectus and a registration statement on Form S-4, of which this proxy statement/prospectus is a part, in connection with the registration under the Securities Act of 1933, as amended, or the Securities Act, of the shares of Restoration Robotics common stock to be issued pursuant to the merger. Each of Restoration Robotics and Venus Concept agreed to use commercially reasonable efforts to cause the registration statement on Form S-4 and this proxy statement/prospectus to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff, and to have the registration statement on Form S-4 declared effective under the Securities Act as promptly as practicable after filing with the SEC. Restoration Robotics agreed to use commercially reasonable efforts to cause this proxy statement/prospectus to be mailed to Restoration Robotics’ shareholders as promptly as practicable after the registration statement on Form S-4 is declared effective under the Securities Act.

Israeli Law Matters

As promptly as reasonably practicable following the date of the Merger Agreement, each of Venus Concept and Merger Sub will (and Restoration Robotics will cause Merger Sub to) take the following actions in accordance with the Merger Agreement:

(i)

cause a merger proposal (in the Hebrew language) reflecting the merger, the Merger Agreement, and the transactions contemplated thereby, in a form complying with ICL, to be executed in accordance with Section 316 of the ICL;

(ii)	deliver the merger proposal to the Companies Registrar within three (3) days of the calling of the Venus Concept shareholder meeting;

(iii)	cause a copy of the merger proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the merger proposal is delivered to the Companies Registrar;

(iv)

(A) publish a notice to its creditors in a form acceptable to Restoration Robotics, Venus Concept and Merger Sub, stating that a merger proposal was submitted to the Companies Registrar and that the creditors may review the merger proposal at the office of the Companies Registrar, the Venus Concept’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Venus Concept or Merger Sub, as applicable, may determine, in (x) two (2) daily Hebrew newspapers circulated in Israel, on the day that the merger proposal is delivered to the Companies Registrar, and, if required by applicable law (y) in a popular newspaper outside of Israel within three (3) business days after the date on which the merger proposal is delivered to the Companies Registrar;

(B) within four (4) business days from the date of submitting the merger proposal to the Companies Registrar, send a notice, in a form acceptable to Restoration Robotics, Venus Concept and Merger Sub, by registered mail to all of its “Substantial Creditors” (as such term is defined in the Israeli Companies Regulations (Merger), 5760-2000, or the Merger Regulations) of which Venus Concept or Merger Sub, as applicable, is aware, in which it shall state that a merger proposal was submitted to the Companies Registrar and that the creditors may review the merger proposal at such additional locations, if such locations were determined in the notice referred to in clause (A) above and at such times stated in the notice referred to in clause (A) above;

(C) if required under the ICL, send to Venus Concept’s “workers committee”, if any, or display in a prominent place on the Venus Concept’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (A) above), no later than three (3) business days following the day on which the merger proposal was submitted to the Companies Registrar;

(v)

promptly after Venus Concept and Merger Sub, as applicable, shall have complied with the preceding clauses (iii) and (iv) above, but in any event no more than three (3) days following the date on which notice was sent to the creditors under clause (iii) above, inform the Companies Registrar, in accordance with Section 317(b) of the ICL and Regulation 5 of the Merger Regulations, that notice was given to their respective creditors under Section 318 of the ICL;

(vi)

not later than three (3) days after the date on which (x) the Venus Concept shareholders approve the merger, the Merger Agreement and the transactions contemplated thereby and (y) the sole shareholder of Merger Sub approves the merger, the Merger Agreement, and the transactions contemplated thereby, as applicable, shall inform (in accordance with Section 317(b) of ICL) the Companies Registrar of such approval in a form acceptable to Restoration Robotics, Venus Concept and Merger Sub; and

(vii)

following fulfillment or waiver of all of the conditions for consummation of the merger set forth in the Merger Agreement, inform the Companies Registrar of such fulfillment or waiver and, in accordance with the customary practice of the Companies Registrar, request that the Companies Registrar declare the merger effective and issue the certificate of merger upon such date, as the Venus Concept and Merger Sub shall advise the Companies Registrar.

Meeting of the Restoration Robotics Stockholders and Meeting of Venus Concept Shareholders

Promptly after the registration statement on Form S-4 has been declared effective under the Securities Act, Restoration Robotics shall call, give notice of and hold the Restoration Robotics annual meeting for the purposes of voting on the Restoration Robotics stockholder proposals. Restoration Robotics shall use commercially reasonable efforts to hold the Restoration Robotics annual meeting no later than 60 calendar days after the registration statement on Form S-4 is declared effective under the Securities Act.

As promptly as practicable following the date of the Merger Agreement, Venus Concept shall take all action necessary in accordance with applicable laws and the Venus Concept charter to call, give notice of, convene and hold the Venus Concept shareholder meeting to consider and vote on the merger, the Merger Agreement and the transactions contemplated thereby.

Regulatory Approvals

Each party to the Merger Agreement is required to use reasonable best efforts to (i) file, or otherwise submit, as soon as practicable after the date of the Merger Agreement but no later than required by applicable law, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the merger and the other contemplated transactions, and to submit any additional information requested by any such government authority, (ii) cooperate fully with the other party in promptly seeking to obtain all such required consents, authorizations, orders and approvals, and (iii) resist any assertion that the transactions contemplated by the Merger Agreement constitute a violation of antitrust or merger control laws, rules or regulations. Each party to the Merger Agreement has agreed not take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

Venus Concept Stock Options and Venus Concept Warrants

At the effective time of the merger, each Venus Concept option that is outstanding and unexercised immediately prior to the effective time, whether or not vested, will be converted into and become an option to purchase Restoration Robotics common stock as determined pursuant to the exchange ratio described in more detail below. All rights with respect to each Venus Concept option will be assumed by Restoration Robotics in accordance with its terms except as otherwise provided in the Merger Agreement. Accordingly, from and after the effective time of the merger, each Venus Concept option assumed by Restoration Robotics may be exercised solely for shares of Restoration Robotics common stock.

The number of shares of Restoration Robotics common stock subject to each outstanding Venus Concept option assumed by Restoration Robotics will be determined by multiplying:

•	the number of ordinary shares of Venus Concept that were subject to such Venus Concept option, as in effect immediately prior to the effective time of the merger, by

•	8.6506 and rounding the resulting number down to the nearest whole number of shares of Restoration Robotics common stock.

The per share exercise price for the Restoration Robotics common stock issuable upon exercise of each Venus Concept option assumed by Restoration Robotics shall be determined by dividing:

•	the per share exercise price of Venus Concept ordinary shares subject to such Venus Concept option, as in effect immediately prior to the effective time of the merger, by

•	8.6506 and rounding the resulting exercise price up to the nearest whole cent.

Any restriction on the exercise of any Venus Concept option assumed by Restoration Robotics shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Venus Concept option will otherwise remain unchanged.

The conversion of the Venus Concept options that are subject to Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961, and the rules and regulations promulgated thereunder, into options to purchase Restoration Robotics common stock will be effected subject to and in accordance with the receipt of certain tax rulings from Israeli tax authorities and applicable law to ensure that the options to purchase Restoration Robotics common stock shall enjoy the tax benefits under Section 102, as set forth and subject to the provisions of those certain tax rulings, as further discussed in “—Tax Matters” beginning on page 140 of this proxy statement/prospectus

At the effective time of the merger, each Venus Concept warrant that is outstanding and unexercised immediately prior to the effective time, whether or not exercisable, will be converted into and become warrant to purchase Restoration Robotics common stock as determined pursuant to the exchange ratio described in more detail below. All rights with respect to each ordinary share of Venus Concept or preferred share of Venus Concept under Venus Concept warrants will be assumed by Restoration Robotics in accordance with its terms, except as otherwise provided in the Merger Agreement. Following the effective time of the merger, Restoration Robotics will promptly enter into a warrant agreement with each holder of Venus Concept warrants to reflect the exchange pursuant to the Merger Agreement.

The number of shares of Restoration Robotics common stock subject to each outstanding Venus Concept warrant assumed by Restoration Robotics will be determined by multiplying:

•

the number of ordinary shares of Venus Concept or preferred shares of Venus Concept that were subject to such Venus Concept warrant, as in effect immediately prior to the effective time of the merger, by

•	8.6506 and rounding the resulting number down to the nearest whole number of shares of Restoration Robotics common stock.

The per share exercise price for the Restoration Robotics common stock issuable upon exercise of each Venus Concept warrant assumed by Restoration Robotics will be determined by dividing:

•

the per share exercise price of Venus Concept ordinary shares or Venus Concept preferred shares subject to such Venus Concept warrant, as in effect immediately prior to the effective time of the merger, by

•	8.6506 and rounding the resulting exercise price up to the nearest whole cent.

Any restriction on the exercise of any Venus Concept warrant assumed by Restoration Robotics will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Venus Concept warrant shall otherwise remain unchanged.

Restoration Robotics has agreed to file with the SEC a registration statement on Form S-8 relating to the shares of Restoration Robotics common stock issuable with respect to Venus Concept options assumed by Restoration Robotics. Restoration Robotics also is required to obtain an exemption from the Israel Securities Authority in connection with the assumption of certain Venus Concept options relating to Israeli grantees.

Indemnification and Insurance for Officers and Directors

Under the Merger Agreement, from the effective time of the merger through the seventh (7th) anniversary of the date on which the effective time of the merger occurs, each of Restoration Robotics and the combined company agreed to, indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the effective time of the merger, a director or officer of Restoration Robotics and its subsidiaries or Venus Concept and its subsidiaries, respectively, or the D&O Indemnified Parties, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Restoration Robotics or of Venus Concept or any of their subsidiaries, each, a Proceeding, whether asserted or claimed prior to, at or after the effective time of the merger, in each case, to the fullest extent permitted under applicable law. Subject to certain circumstances, each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any Proceeding from each of Restoration Robotics and the combined company, jointly and severally.

Under the Merger Agreement, the provisions of the certificate of incorporation and Restoration Robotics Bylaws and the combined company with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Restoration Robotics and Venus Concept, will not be amended, modified or repealed for a period of seven (7) years’ time from the effective time of the merger in a manner that would materially and adversely affect the rights thereunder of individuals who, at or prior to the effective time of the merger, were officers or directors of Restoration Robotics or Venus Concept.

The Merger Agreement also provides that Restoration Robotics shall purchase a “tail” insurance policy in effect for seven (7) years from the closing date of the merger, providing for the non-cancellable extension of the directors’ and officers’ liability insurance policies maintained by Restoration Robotics for persons who, as of the date of the Merger Agreement, were covered by directors’ and officers’ insurance maintained by Restoration Robotics or Venus Concept.

Additional Agreements

Each of Restoration Robotics, Merger Sub and Venus Concept has agreed to use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the merger and make effective the other transactions contemplated by the Merger Agreement. Without limiting any generality, this includes among other things, an agreement to:

•

make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the merger and any of the other transactions contemplated by the Merger Agreement;

•

obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) by such party in connection with the merger or any of the other transactions contemplated by the Merger Agreement or for such contract to remain in full force and effect;

•	lift any injunction prohibiting, or any other legal bar to, the merger or any of the other transactions contemplated by the Merger Agreement;

•	satisfy the conditions precedent to the consummation of the Merger Agreement; and

•

execute and deliver any additional instruments that are or may become reasonably necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement, including the merger, and to carry out fully the purposes of the Merger Agreement.

Nasdaq Stock Market Listing

Restoration Robotics’ common stock currently is listed on Nasdaq under the symbol “HAIR.” Restoration Robotics shall use reasonable best efforts to (a) cause the shares of Restoration Robotics common stock being issued in the merger to be approved for listing (subject to notice of issuance) on the Nasdaq Capital Market or Nasdaq prior to the effective time of the merger and in a manner that does not delay the effective time and (b) maintain the continuous listing of the currently outstanding shares of Restoration Robotics common stock on the Nasdaq Capital Market or Nasdaq through the effective time.

Tax Matters

Venus Concept instructed its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a tax ruling that: (i) stipulates that the transfer of any merger consideration to the exchange agent or to a trustee as required under section 102 of the Ordinance, or the 102 Trustee, is not subject to a tax withholding obligation, or clarifies that no such obligation exists; (ii) with respect to holders of record of (a) Venus Concept share capital (other than Venus Concept shares issued under section 102 of the Ordinance, or Company 102 Shares, (b) Venus Concept options (other than Venus Concept options granted under Section 102 of the Ordinance or any other Venus Concept options covered by the Options Tax Ruling as stated below, or the Company 102 Options), and (c) Venus Concept warrants, in each case, that are non-Israeli residents (as defined in the Israeli tax laws), exempts Restoration Robotics, the exchange agent, Venus Concept and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, or clarifies that no such obligation exists (all in accordance with the terms of such tax ruling); and (iii) with respect to holders of record of Company share capital (other than Company 102 Shares) and Company Options (other than Company 102 Options) and Venus Concept warrants that are Israeli residents (as defined in Israeli tax laws), (A) exempts Restoration Robotics, the Exchange Agent, Venus Concept and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, or clarifies that no such obligation exists, in each case as of the time the merger becomes effective; and/or (B) instructs Restoration Robotics, the exchange agent, Venus Concept and their respective agents as to the dates upon which such withholding is to be executed and on how such withholding is to be executed with respect to holders of record of Venus Concept shares (other than Company 102 Shares), Company Options (other than Company 102 Options) and Company warrants and the rate or rates of withholding tax to be applied, in each case, in accordance with Section 104(H) of the Ordinance, or the Withholding Tax Ruling.

Venus Concept also instructed its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for rulings confirming that: (i) the deemed transfer of the Company 102 Shares and payment or delivery of the Merger Consideration for such shares and conversion of the Company 102 Options will not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the merger consideration for the Company 102 Shares and options into which the Company 102 Options are converted (and shares issued upon the exercise thereof) are deposited with the 102 Trustee until the end of their applicable holding period under Section 102 of the Ordinance; (ii) the merger consideration for the Company 102 Shares and options into which the Company 102 Options are converted will continue, after the merger, to benefit from the provisions of Section 102 of the Ordinance and to qualify thereunder as grants made through a trustee pursuant to the capital gains tax route according to Section 102(b)(2) of the Ordinance; and (iii) the exchange of Company Options granted pursuant to Section 3(i) of the Ordinance for options to purchase shares of Restoration Robotics Common Shares will not be subject to payment of Israeli tax until the exercise of such Restoration Robotics Option (which ruling may be subject to customary conditions and adjustments regularly associated with such a ruling), or the Options Tax Ruling. If the Options Tax Ruling is not granted prior to the Closing, or in accordance with the instructions of the ITA, Venus Concept is required to obtain prior to the Closing an interim tax ruling confirming, among other things, that Restoration Robotics, Venus Concept, the exchange agent and their respective agents and any other person acting on their behalf shall be exempt from Israeli withholding tax in relation to any payments and deliveries made with respect to any 102 Shares or the conversion of 102 Options to the exchange agent, the 102 Trustee or Venus Concept in connection with the merger, or the Interim Options Tax Ruling. To the extent that prior to the Closing an Interim Options Tax Ruling shall have been obtained, then all references herein to the Options Tax Ruling will be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained.

Venus Concept and Restoration Robotics agreed to cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Options Tax Ruling) and the Withholding Tax Ruling. The final text of the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling and any application submitted to the ITA with respect to any Tax ruling, is subject to the prior written consent of Restoration Robotics or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Venus Concept will use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable. Venus Concept also agreed to keep Restoration Robotics reasonably informed of all material developments and events relating to the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling (including promptly forwarding copies to Restoration Robotics of any related correspondence, and shall provide Restoration Robotics with an opportunity to review and comment on any material correspondence before Venus Concept sends such correspondence to the ITA).

Conditions to the Completion of the Merger

The respective obligations of Restoration Robotics and Venus Concept to complete the merger and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of various conditions that include, in addition to other customary closing conditions, the following:

•

there must not have been issued any temporary restraining order, preliminary or permanent injunction or other order by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the transactions contemplated by the Merger Agreement, and no statute, rule, regulation or order will have been enacted, entered, enforced, or reasonably deemed applicable to the transactions contemplated hereby, which make the consummation of the transactions contemplated by the Merger Agreement, illegal;

•

the Restoration Robotics stockholder proposals must have been adopted by the affirmative vote of a majority of the holders of the shares of Restoration Robotics common stock having voting power representing a majority of the outstanding shares of Restoration Robotics common stock;

•

the Venus Concept shareholder proposals must have been adopted by the affirmative vote (or action by written consent) of the holders of a majority of the ordinary shares of Venus Concept and preferred shares of Venus Concept, voting together as a single class (on an as-converted to ordinary shares of Venus Concept basis), the holders of at least 67% of the outstanding preferred shares of Venus Concept (other than certain outstanding non-voting preferred shares of Venus Concept), voting together as a single class (on an as-converted to ordinary shares of Venus Concept basis), and the holders of majority of each class of preferred share of Venus Concept (other than certain outstanding non-voting preferred shares of Venus Concept), in each case as outstanding on the record date for the Venus Concept shareholder meeting and entitled to vote thereon;

•

the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must have become effective and and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other governmental authority and no similar proceeding with respect of the proxy statement shall have been initiated or threatened by the SEC of any governmental authority;

•

the shares of Restoration Robotics common stock to be issued in the merger pursuant to the Merger Agreement will have been approved for listing (subject to official notice of issuance) on Nasdaq or the Nasdaq Capital Market;

•

at least 50 days have elapsed after the filing of the merger proposal with the Companies Registrar and 30 days have elapsed after the approval of the merger by the shareholders of Merger Sub and Venus Concept; and

•	the equity commitment letter shall be in full force and effect on the closing date of the merger.

In addition, each of Restoration Robotics’ and Merger Sub’s obligation to effect the merger is further subject to the satisfaction or waiver by Restoration Robotics of the following additional conditions:

•

the representations and warranties regarding fundamental representations of Venus Concept must be true and correct in all material respects on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the closing date (except to the extent expressly made as of an earlier date, in which case as of such date);

•

the capitalization representation of Venus Concept must be true and correct in all material respects on the date of the Merger Agreement and on the closing date of the merger, as if made at and as of such date (except to the extent expreslly made as of an earlier date, in which case as of such date);

•

all other representations and warranties of Venus Concept in the Merger Agreement must be true and correct on the date of the Merger Agreement, and as of the closing date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on Venus Concept;

•

each of the covenants and obligations in the Merger Agreement that Venus Concept is required to comply with or to perform at or prior to the closing of the merger shall have been complied with and performed by Venus Concept in all material respects;

•	Venus Concept has not experienced a material adverse effect since the date of the Merger Agreement; and

•	Venus Concept must have delivered certain customary certificates and other documents required under the Merger Agreement for the consummation of the merger.

In addition, Venus Concept’s obligation to complete the merger is further subject to the satisfaction or waiver by Venus Concept of the following additional conditions:

•

the representations and warranties regarding fundamental representations of Restoration Robotics and Merger Sub must be true and correct in all material respects on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the closing date (except to the extent expressly made as of an earlier date, in which case as of such date);

•

the capitalization representation of Restoration Robtics must be true and correct in all respects subject to de minimus inaccuracies on the date of the Merger Agreement and as of the closing of the merger, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date);

•

all other representations and warranties of Restoration Robotics and Merger Sub in the Merger Agreement must be true and correct on the date of the Merger Agreement, and as of the closing date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on Restoration Robotics;

•

all of the covenants and obligations in the Merger Agreement that Restoration Robotics or Merger Sub is required to comply with or to perform at or prior to the closing of the merger shall have been complied with in all material respects;

•	Venus Concept must have received certain customary certificates, written resignations from certain officers and directors and a payoff letter issued by Solar;

•	Restoration Robotics must have not experienced a material adverse effect since the date of the Merger Agreement; and

•	certain tax rulings must have been obtained from the ITA and be in effect.

Termination of the Merger Agreement and Termination Fee

The Merger Agreement may be terminated at any time prior to the effective time, whether before or after the required shareholder approvals to complete the merger have been obtained, as set forth below:

(i)	by mutual agreement of Venus Concept and Restoration Robotics, duly authorized by the boards of directors of Restoration Robotics and Venus Concept;

(ii)

by either Restoration Robotics or Venus Concept if the merger has not been consummated by October 31, 2019 (other than in cases in which such failure to consummate is due to a breach by the party wishing to terminate), which date may be extended in certain circumstances;

(iii)

by either Restoration Robotics or Venus Concept if there is any final non-appealable order or ruling by a court of competent jurisdiction or government authority that prohibits the completion of the merger;

(iv)

by either Restoration Robotics or Venus Concept if Venus Concept has not obtained the required vote from Venus Concept shareholders within 70 days of the registration statement on Form S-4 of which this proxy statement/prospectus, being is a part of, is declared effective by the SEC;

(v)

by either Restoration Robotics or Venus Concept if the Restoration Robotics annual meeting (including any adjournments and postponements thereof) has been held and completed, and the Restoration Robotics stockholders have taken a final vote on the Restoration Robotics stockholder proposals, and the Restoration Robotics stockholder proposals have not been approved;

(vi)	by Venus Concept if, at any time prior to the approval of the Restoration Robotics stockholder proposals, a Restoration Robotics Change of Recommendation shall have occurred;

(vii)

by Venus Concept if any of the representations, warranties, covenants or agreements of Restoration Robotics or Merger Sub has become inaccurate such that Restoration Robotics or Merger Sub would be prevented from satisfying their closing conditions and such breach or inaccuracy (if curable) remains uncured for 30 calendar days after receipt of written notice;

(viii)

by Restoration Robotics if any of the representations, warranties, covenants or agreements of Venus Concept has become inaccurate such that Venus Concept would be prevented from satisfying their closing conditions and such breach or inaccuracy (if curable) remains uncured for 30 calendar days after receipt of written notice; or

(ix)

by Restoration Robotics in connection with Restoration Robotics entering into a definitive agreement to effect a Restoration Robotics Superior Offer; provided that (i) Restoration Robotics has complied in all material respects with the non-solicitation provisions of the Merger Agreement as described in “—Non-Solicitation” beginning on page 132 of this proxy statement/prospectus, and (ii) concurrently with the termination of the Merger Agreement, Restoration Robotics pays, or causes to be paid, the termination fee.

Restoration Robotics is required to reimburse Venus Concept for all reasonable out-of-pocket fees and expenses incurred by Venus Concept in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement, up to a maximum of $200,000, if the Merger Agreement is terminated by Venus Concept because (i) the Restoration Robotics annual meeting (including any adjournments and postponents thereof) has been held and completed, and the Restoration Robotics stockholders have taken final vote on the Restoration Robotics stockholder proposals, and the Restoration Robotics stockholder proposals have not been approved or (ii) the representations, warranties, covenants or agreements of Restoration Robotics or Merger Sub has become inaccurate such that Restoration Robotics or Merger Sub would be prevented from satisfying their closing conditions and such breach or inaccuracy (if curable) remains uncured for 30 calendar days after receipt of written notice.

Restoration Robotics is required to pay to Venus Concept a termination fee of $1,115,000, less any Venus Concept expenses previously paid by Restoration Robotics, if (i) the Merger Agreement is terminated by Restoration Robotics or Venus Concept, as applicable, pursuant to clauses (ii) or (v) above, (ii) the Merger Agreement is terminated by Venus Concept pursuant to clauses (vi) above, (iii) if the Merger Agreement is terminated pursuant to clause (vii) above, at any time after the date of this Agreement and prior to the Restoration Robotics annual meeting a Restoration Robotics Acquisition Proposal shall have been publicly announced, disclosed or otherwise communicated to the board of directors of Restoration Robotics and within nine (9) months after the date of such termination, Restoration Robotics enters into a definitive written agreement with respect to a subsequent transaction and ultimately consummates such subsequent transaction (which, for the avoidance of doubt, may be consummated any time within, on or after nine (9) months after the date of such agreement), or (iv) the Merger Agreement is terminated by Restoration Robotics pursuant to clause (ix) above.

The termination fee and expense reimbursement provisions of the Merger Agreement shall be the sole and exclusive remedy available to Venus Concept against Restoration Robotics and its shareholders, directors, officers, affiliates and other representatives, for any loss or damage based upon, arising out of or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement.

If Restoration Robotics fails to pay any amount payable by it under the termination fee or expense reimbursement provisions of the Merger Agreement, then (i) Restoration Robotics shall reimburse the Venus Concept for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Venus Concept of its rights under such provisions, and (ii) Restoration Robotics shall pay to Venus Concept interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Venus Concept in full) at a rate calculated according to the Merger Agreement.

Amendment

The Merger Agreement may be amended by an instrument in writing signed on behalf of each of Restoration Robotics, and Venus Concept with the approval of the respective boards of directors of Restoration Robotics and Venus Concept at any time, except that after the Merger Agreement has been adopted by the security holders of Restoration Robotics or Venus Concept, no amendment which by law requires further approval by the security holders of Restoration Robotics or Venus Concept, as the case may be, shall be made without such further approval.

Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described above in the section titled “—Termination of the Merger Agreement and Termination Fee” beginning on page 145 of this proxy statement/prospectus, and except that Restoration Robotics and Venus Concept will share equally in any fees and expenses, other than attorneys’ fees and expenses, incurred in relation to the filings by the parties to the Merger Agreement under any filing requirement under antitrust or merger control laws applicable to the merger, and in relation to printing and filing with the SEC of the registration statement on Form S-4 (including any financial statements and exhibits) and any related amendments or supplements.

Directors and Officers of Restoration Robotics Following the Merger

Pursuant to the Merger Agreement, the parties to the Merger Agreement will use reasonable best efforts and take all necessary action so that the size of the board of directors of the combined company will be nine (9) directors, consisting of:

•	two (2) members designated by Restoration Robotics prior to the merger, initially to be Dr. Frederic Moll and Keith Sullivan, and

•

seven (7) members designated by Venus Concept prior to the merger, initially to be Domenic Serafino, Juliet Tammenoms Bakker, Scott Barry, Garheng Kong, Louise Lacchin, Fritz LaPorte, and Anthony Natale.

Amendments to the Certificate of Incorporation of Restoration Robotics

Restoration Robotics agreed to submit to its shareholders, amendments to its certificate of incorporation, to, among other things:

•	change the name from “Restoration Robotics, Inc.” to “Venus Concept Inc.”; and

•	effect a reverse stock split of Restoration Robotics common stock at a ratio between 10 to 1 and 15 to 1 to be determined by the board of directors of Restoration Robotics.

AGREEMENTS RELATED TO THE MERGER

Voting Agreements

In connection with the execution of the Merger Agreement, certain Venus Concept directors, officers, and shareholders, who collectively beneficially own or control approximately 87.6% of the voting power of Venus Concept’s outstanding capital stock as of March 15, 2019, entered into voting agreements with Restoration Robotics under which such shareholders have agreed to, among other things, vote in favor of the merger and the Merger Agreement and against any competing transaction.

In connection with the execution of the Merger Agreement, certain Restoration Robotics directors, officers, and shareholders, who collectively beneficially own or control approximately 36% of the voting power of Restoration Robotics outstanding common stock as of March 15, 2019, entered into voting agreements with Venus Concept under which such shareholders have agreed to, among other things, vote in favor of Restoration Robotics stockholder proposals and against any competing acquisition transaction. The voting agreements also obligates such stockholders to also vote in favor of any other proposal included in this proxy statement/prospectus for which the board of directors of Restoration Robotics has recommended the stockholders to vote in favor.

Each director, officer, and shareholder executing a voting agreement has made representations and warranties to Restoration Robotics or Venus Concept, as applicable, regarding ownership and unencumbered title to the shares subject to such agreement, such shareholder’s power and authority to execute the voting agreement, and due execution and enforceability of the voting agreement and power to vote the shares subject to the agreement. Unless otherwise waived, all of the voting agreements prohibit the transfer, sale, assignment, gift or other disposition by the shareholder of their respective shares of Restoration Robotics or Venus Concept capital stock, or entering into an agreement or commitment to do any of the foregoing, subject to specified exceptions.

The voting agreements will terminate at the earlier of the effective time of the merger or the termination of the Merger Agreement in accordance with its terms.

Lock-Up Agreements

Certain of Venus Concept’s executive officers, directors and shareholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Restoration Robotics common stock, including, as applicable, shares received in the merger or pursuant to the equity commitment letter and shares issuable upon exercise of options, warrants or convertible securities, until 90 days after the effective time of the merger.

The Venus Concept shareholders who have executed lock-up agreements as of March 31, 2019 owned, in the aggregate, approximately 87.6% of the shares of Venus Concept’s outstanding capital stock.

Certain of Restoration Robotics’ executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such shareholders have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any Restoration Robotics securities or shares of Restoration Robotics common stock, including, as applicable, shares received in the merger pursuant to the equity commitment letter and shares issuable upon exercise of certain options, warrants or convertible securities, until 90 days after the effective time of the merger.

Restoration Robotics stockholders who have executed lock-up agreements as of March 31, 2019 owned, in the aggregate, approximately 49% of the shares of Restoration Robotics common stock.

Equity Commitment Letter

Concurrent with the execution of the Merger Agreement, Restoration Robotics and Venus Concept entered into an equity commitment letter with certain equity investors pursuant to which the equity investors agreed to purchase, in the aggregate, $21.0 million of Restoration Robotics common stock, or the initial investment, from the combined company immediately following the consummation of the merger in a private placement. Additionally, the equity investors, subject to certain exceptions and conditions, may, but are not obligated to, purchase up to an additional $20.0 million of common stock from the combined company, or the optional investment. Certain existing shareholders of Venus Concept have agreed to participate in the equity commitment letter financing. Please see the section titled “Certain Venus Concept Relationships and Related Party Transactions—Venus Concept Transactions—Equity Commitment Letter” beginning on page 268 of this proxy statement/prospectus.

The closing of the equity commitment letter financing is conditioned upon the closing of the merger, which requires the approval of the issuance of the shares to be issued under the equity commitment letter by the Restoration Robotics stockholders, as well as certain other conditions. However, the funding of the purchase price for the shares issued under the equity commitment letter is not a condition to the closing of the merger.

The purchase price for Restoration Robotics common stock to be sold in the initial investment and Restoration Robotics common stock sold in the optional investment is $0.825 per share, calculated at a 5% discount to the trailing 30-day volume weighted average price of Restoration Robotics common stock on the Nasdaq market as reported by Bloomberg L.P. on March 14, 2019.

The equity commitment letter provides that if, at any time between the signing of the equity commitment letter and the consummation of the equity commitment letter financing, Restoration Robotics effects any change in the number or type of outstanding shares of Restoration Robotics common stock as a result of a reclassification, recapitalization, exchange, stock split (including the reverse stock split), combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period (in each case, other than the merger), the purchase price and any other similarly dependent items, as the case may be, will be appropriately adjusted to provide the same economic effect as contemplated by the equity commitment letter prior to such event. Based on an assumed reverse split ratio of 15 to 1, the purchase price per share of Restoration Robotics common stock would be $12.3750 per share.

The equity commitment letter financing will have a dilutive impact on Restoration Robotics and Venus Concept shareholders’ ownership in the combined company. It is anticipated that immediately after the merger and the consummation of the initial investment under the equity commitment letter financing and the note conversion (assuming the investors do not exercise their option to purchase the additional $20.0 million of common stock) on a fully-diluted basis, the combined company stockholders would own approximately 86.5% of the common stock of the combined company post-financing, and the investors participating in the equity commitment letter financing and the note conversions (without taking into account any existing holdings in the combined company) would own approximately 13.5%. If the investors exercise their option to purchase the full $20.0 million of common stock subject to the optional investment, then it is anticipated that immediately after the merger and the consummation of the optional investment, on a fully-diluted basis, the combined company stockholders would own approximately 81% of the common stock of the combined company post-financing, and the investors-participating in the equity commitment letter financing, the Restoration note conversion and Venus Concept note conversion (without taking into account any existing holdings in the combined company) would own approximately 19%. For more information, please see section titled “Risk Factors—Risks Related to the Merger—While Restoration Robotics and Venus Concept have received a commitment for the purchase of $21.0 million in equity securities of the combined company, consummation of the equity commitment letter financing is subject to conditions” beginning on page 34 of this proxy statement/prospectus.

The parties to the Merger Agreement expect the combined company to use the proceeds from the equity commitment letter financing to repay the outstanding indebtedness under the Solar Loan Agreement. Any remaining proceeds are intended to be used for research and development, operations, manufacturing and general administrative activities, but management will have broad discretion as to the application of its uses. For more information, please see the section titled “Risk Factors—The combined company will have broad discretion in the use of proceeds from the equity commitment letter financing in connection with the merger and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment” beginning on page 41 of this proxy statement/prospectus.

The equity commitment letter requires the investors to enter into a securities purchase agreement for the issuance and sale of combined company common stock, in customary form. In addition, the equity commitment letter requires the combined company to provide certain registration rights to the investors in the equity commitment letter financing, including (i) a commitment to use its best efforts to file a registration statement with the SEC with respect to the resale of the shares of combined company common stock sold pursuant to equity commitment letter promptly following the closing date under the security purchase agreement, (ii) a commitment to use its reasonable best efforts to have the Registration Statement declared effective by the SEC as soon as possible after the initial filing, and in any event no later than 75 days after the closing of the equity commitment letter financing; and (iii) keep such Registration Statement effective until all registrable securities thereunder may be sold pursuant to Rule 144 under the Securities Act, without the need for current public information or any other restriction, including volume limitations and manner of sale requirements, subject to customary suspension periods not exceed 30 consecutive days once during any 12-month period.

On July 26, 2019, Venus Concept agreed to use reasonable efforts to release one of the investors from its $3,500,000 commitment under the equity commitment letter. The investor has agreed to purchase $3,500,000 in the Venus Concept convertible notes. Venus Concept and Restoration Robotics expect to enter into an amendment to the equity commitment letter to release the other investors from their obligations to fund their pro rata portions of the equity commitment upon the closing of the merger, subject to the investors investing the funds they committed under the equity commitment letter in Venus Concept convertible notes that would automatically convert into common stock of Restoration Robotics upon the closing of the merger.

The equity commitment letter financing will be accomplished in a private placement exempt from registration under Section 4(a)(2) and Regulation D under the Securities Act, and the rules promulgated thereunder. The securities to be sold in the equity commitment letter financing have not been registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Convertible Promissory Notes

On February 28, 2019, Restoration Robotics entered into a note purchase agreement pursuant to which Restoration Robotics issued an aggregate of $5.0 million of unsecured subordinated convertible promissory notes, or the notes, to Frederic Moll, M.D., one of Restoration Robotics’ directors, and Interwest Partners IX, LP, one of Restoration Robotics’ stockholders affiliated with Gil Kliman, M.D., one of Restoration Robotics’ directors. The notes bear interest on the unpaid principal amount at a rate of eight percent (8.0%) per annum from the date of issuance. All of the outstanding principal and unpaid accrued interest on the notes will automatically be converted into common stock of the combined company at the closing of the equity commitment letter financing, at a purchase price of $0.825 per share.

On June 25, 2019, Venus Concept entered into a note purchase agreement pursuant to which Venus Concept issued an aggregate of $7.8 million of unsecured senior subordinated convertible promissory notes to certain investors named therein. The Venus convertible notes bear interest on the unpaid principal amount at a rate of eight percent (8.0%) per annum from the date of issuance. All of the outstanding principal and unpaid accrued interest on the Venus convertible notes will automatically be converted into common stock of Restoration Robotics at the closing of the merger, at a conversion price of $0.4664 per share. In the event that the merger is not consummated, the Venus convertible notes will be convertible into equity securities of Venus Concept. On July 5, 2019, Venus Concept loaned Restoration Robotics $2.5 million of the proceeds from the issuance of the Venus convertible notes pursuant to a subordinated promissory note, or the Restoration Note. The Restoration Note is subordinated to the Solar Loan Agreement pursuant to a subordination agreement between Solar and Venus Concept dated June 25, 2019. The Restoration Note accrues interest at a rate of 8% per annum and matures on November 30, 2019.

VENUS CONCEPT EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The following is a discussion and analysis of the compensation arrangements that Venus Concept has with its Named Executive Officers. The philosophy around Venus Concept’s compensation program ensures alignment to its corporate strategic goals and financial objectives as determined by its executive team and approved by Venus Concept’s board of directors.

The objective of Venus Concept’s compensation program is to attract and retain top talent and to remain competitive within the markets in which it operates. Venus Concept’s compensation plans are designed to motivate, stretch and reward its executives whose knowledge, skills and performance are necessary to Venus Concept’s success.

Venus Concept’s approach is to set base salaries at reasonable and competitive levels and drive performance through its incentive plans. Venus Concept’s commission plans are developed to drive sales and encourage the execution of other important sales objectives. Venus Concept’s bonus plans are based on meeting both company-wide objectives and individual performance objectives.

Venus Concept encourages an alignment of interests with its stockholders and an ownership mentality among its executives, which are supported by its stock option program providing awards to key individuals. Stock options are awarded to attract and retain top talent and to reward strong performance.

Venus Concept’s Named Executive Officers are compensated with a base salary, incentivized through bonuses, non-equity awards, equity awards and other customary employee benefits. Executive bonuses are based on a management scorecard set annually and approved by Venus Concept’s board of directors. Each of these elements and aspects of Venus Concept’s compensation program is described below.

Compensation Process

The Compensation Committee, which is made up of certain members of Venus Concept’s board of directors, meets annually to review and approve the compensation for Venus Concept’s Named Executive Officers and any other executive compensation changes. The Chief Executive Officer periodically makes recommendations to Venus Concept’s board of directors regarding stock option grants, which recommendations are considered by the board in making a determination about grants of options to Venus Concept’s Named Executive Officers.

Venus Concept’s board of directors reviews the executive compensation, which has been recommended by the Compensation Committee, annually, to ensure that it remains competitive and aligned with industry standards.

In the past Venus Concept has retained the services of a third-party executive compensation specialist as it relates to its compensation practices, although Venus Concept did not retain such specialist during 2018. Venus Concept intends to engage a compensation specialist in the near term to perform a review of its general compensation practices.

Elements of Compensation

Venus Concept believes that executive compensation should be linked to company and personal performance. The compensation paid to Venus Concept’s Named Executive Officers generally consists of base salary, annual discretionary cash bonuses, non-equity incentive awards, equity compensation, and other forms of compensation, as set forth below, and is designed to ensure that a significant portion of the potential compensation is directly related to company performance and Venus Concept’s achievement toward certain strategic objectives. Venus Concept believes this mix of compensation allows it to attract and retain top talent, while aligning the executive incentives with the long term performance of Venus Concept. The performance of Venus Concept’s Named Executive Officers is reviewed by Venus Concept’s board of directors based upon certain business objectives, which are defined annually. For 2018, these objectives included business growth and profitability, expansion of product offering and regulatory and clinical indication approvals. Venus Concept’s board of directors considers Venus Concept’s achievement toward these objectives in making bonus award determinations and failure to achieve the objectives may negatively impact the compensation paid to Venus Concept’s Named Executive Officers.

Base salary

Venus Concept’s Compensation Committee reviews the compensation of Venus Concept’s Named Executive Officers on an annual basis to ensure compensation adequately reflects and rewards the executive officers’ qualifications, experience, role and responsibilities, while remaining reasonable and competitive with other companies with whom Venus Concept competes for talent. Venus Concept retained the consulting firm of Willis Towers Watson to advise on its executive officer compensation for 2016. Following this consultation, the base salaries for Venus Concept’s Named Executive Officers have historically been determined based on industry standards and comprises a substantial portion of the Named Executive Officers’ overall compensation. Venus Concept intends to perform a review of the base salaries paid to its executive officers in the near term to ensure they continue to be aligned with industry standards.

Effective April 1, 2019, the base salaries of three of Venus Concept’s five Named Executive Officers were increased. Messrs. Della Penna, Vaynberg and Sinay received increases to their base salaries in the amount of $40,000, $20,000 and $30,000, respectively, with each of these increases being denominated in U.S. dollars, except for Mr. Della Penna whose increase was reflected in Canadian dollars. These merit-based salary increases were granted as a result of the annual review process of these Named Executive Officers.

Discretionary Annual Cash Bonus

Achievement against the predetermined performance objectives that are determined by Venus Concept’s board of directors directly impacts annual bonus payout and links the compensation of the executive with the overall performance of Venus Concept. These objectives set forth on the management scorecard included business growth and profitability, expansion of product offering and regulatory and clinical indication approvals. Venus Concept’s business growth and profitability metrics include revenue, units sold, margin, EBITDA and cash management. For the goal of expanding product offerings, Venus Concept’s target for 2018 was to launch a minimum of two additional products. For the goal of regulatory and indication approvals, Venus Concept’s target for 2018 was four approvals. For 2018, Mr. Serafino was eligible for a bonus equal to 75% of his base salary, Mr. Della Penna was eligible for a bonus equal to 50% of his base salary, Mr. Vaynberg was eligible for a bonus equal to 25% of his base salary and Mr. Sinay was eligible for a bonus equal to 45% of his base salary, in all cases if all targets were met. These bonus percentage amounts were informed by the guidance provided to Venus Concept by a third-party executive compensation specialist which had been engaged to advise on the compensation paid to Venus Concept’s executive officers for 2016.

Annually, Venus Concept’s board of directors reviews and approves each executive’s proposed annual cash bonus payout to ensure alignment with the initial objectives set forth for the year in question. Based on Venus Concept’s board of directors’ assessment of the performance of each of the Named Executive Officers in relation to the performance objectives, although the objectives were not fully realized, strong performance warranted discretionary bonuses being awarded to three of Venus Concept’s five Named Executive Officers in 2018. Mr. Della Penna was granted an award of $15,000 in recognition for his efforts relating to Venus Concept’s compliance and governance initiatives, Mr. Vaynberg was granted an award of $22,000 for successfully launching one new product in 2018, and Mr. Sinay was granted an award of $28,000 for building out the operational infrastructure and contributing directly to meeting Venus Concept’s gross profit margin target.

Non-equity Incentive Award—President, Sales

Mr. Kelley was eligible to receive a performance commission, which was to be paid quarterly, in an amount equal to 70% of his base salary based on the achievement towards quarterly performance targets of system sales. In 2018, the system sales were $85.7 million, resulting in a 75.5% bonus payment of $132,088 to Mr. Kelley. If Venus Concept had achieved additional gross revenues in excess of $126 million, Mr. Kelley would have been eligible to receive a bonus in an amount equal to 2% of incremental revenues in excess of 105% of that amount. Mr. Kelley was also eligible to receive a $50,000 annual bonus based on achievement of certain profit and loss performance measures. Venus Concept set each of these goals at levels the company determined would require significant effort to achieve and would not be met by average or below average performance. For 2018, Mr. Kelley did not meet the overachievement on his sales revenues or the profit and loss performance measures.

Equity compensation

Venus Concept believes that option awards are an effective means of aligning the interests of its executive officers with those of its stockholders. Option awards are granted periodically as incentive compensation and as a means of attracting and retaining top talent. In 2018, Venus Concept awarded stock options to Messrs. Della Penna, Vaynberg and Sinay, as noted in the Summary Compensation Table. Mr. Della Penna was awarded stock options for his contribution to Venus Concept’s refinancing and as a means of retention. Mr. Vaynberg was awarded stock options in recognition of his contributions to the launch of a new product and as a means of retention. Mr. Sinay was awarded stock options for his contributions to supply chain optimization and improvements to global operations, as well as a means of retention.

Other compensation:

Other compensation details are as disclosed in the footnotes of the Summary Compensation Table.

Named Executive Officers residing in the United States and Canada are eligible to participate, at their election, in a deferred compensation plan for which Venus Concept makes a matching contribution to the executive’s contributed amount in a maximum of 2% of base salary for executive officers in Canada and 3% of base salary for executive officers in the United States. Currently, Mr. Della Penna who is located in Canada was the only Named Executive Officer who elected to participate in the deferred compensation plan, which is the Registered Retirement Savings Plan, a Canadian equivalent to a 401(k) plan.

As Mr. Vaynberg is located in Israel, there are certain benefits customarily granted to employees in Israel that are afforded to him as regular practice. These benefits include an education fund whereby the Company contributes pre-tax money on his behalf in a non-taxable fund which can be withdrawn tax free after six years, recreation pay, contributions to manager’s insurance or a pension fund, extra annual vacation days beyond those required by law, entitlement to sick leave per applicable law, a cellular phone, auto and a meal allowance that can be used at his discretion.

Retention Awards

In connection with the merger, Venus Concept granted certain cash-based retention awards to a number of its key executive officers. The award terms provide that the executive officer will be entitled to a cash award if Venus Concept successfully completes the merger. Additionally, the executive officer must not have given Venus Concept cause to terminate his or her employment. Under these awards, Mr. Serafino and Mr. Della Penna have been awarded a retention award equal to $30,000 and $50,000, respectively, which they will be entitled to receive on the closing of the merger. Additionally, retention awards were granted to Anna Georgiadis, Venus Concept’s Vice President, Global Human Resources, and Domenic Di Sisto, Venus Concept’s General Counsel

and Corporate Secretary, under the same terms as described above and in the amounts of $15,000 and $40,000, respectively.

Employment Agreements

Venus Concept has entered into agreements with each of the Named Executive Officers in connection with their employment. These arrangements set forth the terms and conditions of employment including base salary, initial option awards, bonus and/or commission and customary employee benefit plan participation.

Venus Concept employed Mr. Serafino as Chief Executive Officer, effective November 1, 2010. The terms of his original employment arrangement have been subsequently replaced by a new employment agreement, effective January 1, 2016. His current employment agreement provides an annual base salary of $500,000. Mr. Serafino’s agreement provides for an undefined term. Per Mr. Serafino’s employment agreement, he is eligible to receive a discretionary annual bonus with a target of 75% of his annual base salary, based upon achievement of annual performance targets. Mr. Serafino is also eligible to receive other customary benefits as are set forth on the Summary Compensation Table included below. Mr. Serafino’s agreement includes a non-competition and non-solicitation clause, which continue for 12 months in the case of termination by Venus Concept without Cause, as defined in the employment agreement, or resignation, in either case, not during a Change in Control Period (the period beginning three months prior to and ending twelve months following such change in control) and for 24 months in the case of termination during a Change in Control Period or a termination for Cause. Pursuant to Mr. Serafino’s agreement, upon termination of employment by Venus Concept for Cause, Mr. Serafino will not be eligible to receive any payments from Venus Concept. See the Potential Payments Upon Termination or a Change of Control section beginning on page 162 of this proxy statement/prospectus for additional details.

Venus Concept entered into an employment agreement with Mr. Della Penna, effective September 5, 2017, providing for his position as Chief Financial Officer and an initial annual base salary of $350,000 Canadian dollars, which was increased to $390,000 Canadian dollars, effective April 1, 2019. Mr. Della Penna’s agreement provides for an undefined term. Per Mr. Della Penna’s agreement, he is eligible to receive a discretionary annual bonus with a target of 50% of his annual base salary, based upon achievement of annual performance targets. Mr. Della Penna is also eligible to receive other customary benefits as are set forth on the Summary Compensation Table included below. As part of his agreement, Mr. Della Penna received 200,000 stock options at a strike price of $4.00, with 50,000 vesting on the twelfth month anniversary from start date and the balance of 150,000 vesting monthly during the following three years. Mr. Della Penna’s agreement includes a non-competition and non-solicitation clause, which continue for six months in the case of termination by Venus Concept without Cause, as defined in the employment agreement, or resignation, in either case, not during a Change in Control Period (the period beginning three months prior to and ending twelve months following a Change in Control) and nine months in the case of termination during a Change in Control Period or a termination for Cause. Mr. Della Penna also has a Confidentiality, Non-competition, Non-solicitation and Proprietary Rights Agreement, which includes a non-competition clause that continues for six months following termination and a non-solicitation clause that continues for twelve months following termination. Pursuant to Mr. Della Penna’s agreement, upon termination of employment by Venus Concept for Cause, Mr. Della Penna will not be eligible to receive any payments from Venus Concept. For more information see section titled “Named Executive Officer—Potential Payments Upon Termination or a Change of Control” beginning on page 159 of this proxy statement/prospectus.

Venus Concept entered into an employment agreement with Mr. Kelley, effective April 1, 2017, providing for his position as President, Sales and an initial annual base salary of $225,000, which was increased to $250,000, effective April 1, 2018. Mr. Kelley’s agreement provides for an undefined term and is terminable at will by Venus Concept or Mr. Kelley. Per Mr. Kelley’s employment agreement, he is eligible to receive a performance commission, which is to be paid quarterly, in an amount equal to 70% of his base salary based on achievement toward quarterly performance targets of system sales. In the event that Venus Concept was able to achieve 105% of a specified revenue amount for the fiscal year, Mr. Kelley would be eligible to receive a bonus in an amount equal to 2% of Venus Concept’s incremental revenue in excess of 105% of that amount. In addition

Mr. Kelley is eligible to receive an annual bonus of $50,000 based on meeting certain profit and loss performance measures. Mr. Kelley is also eligible to receive other customary benefits as are set forth on the Summary Compensation Table included below. As part of his agreement, Mr. Kelley received 60,000 stock options at a strike price of $3.00, which vest equally on a quarterly basis on the first day of each calendar quarter over three years with vesting beginning April 1, 2017. Mr. Kelley’s agreement includes a non-competition and non-solicitation clause, which continue for 12 months following termination for any reason. For more information see section titled “Named Executive Officers—Potential Payments Upon Termination or a Change of Control” beginning on page 159 of this proxy statement/prospectus.

Venus Concept entered into an employment agreement with Mr. Vaynberg, effective March 1, 2013, providing for his position as Chief Technology Officer. His original employment agreement was subsequently replaced by a new agreement, effective April 28, 2019, providing a monthly gross salary of 81,335 Israeli new shekels. Mr. Vaynberg is also entitled to receive certain contributions by Venus Concept to various Israeli benefit programs as are set forth on the Summary Compensation Table included below. Mr. Vaynberg’s employment agreement provides for an undefined term. Per Mr. Vaynberg’s employment agreement, he is eligible to receive a discretionary annual bonus with a target of 45% of his annual base salary, based upon achievement of annual performance targets. Pursuant to Mr. Vaynberg’s agreement, upon termination of employment by Venus Concept for any reason other than a change in control, Mr. Vaynberg will be provided a notice (or payment) of nine months by Venus Concept, and upon termination by Mr. Vaynberg, Mr. Vaynberg will provide Venus Concept with notice of 90 days. Mr. Vaynberg’s employment agreement includes a non-competition and non-solicitation clause, which continue for 12 months following termination for any reason. Pursuant to Mr. Vaynberg’s employment agreement, upon termination of employment by Venus Concept for Cause, Mr. Vaynberg will not be eligible for any payments. For more information see section titled “Named Executive Officers—Potential Payments Upon Termination or a Change of Control” beginning on page 159 of this proxy statement/prospectus.

Venus Concept entered into an employment agreement with Mr. Sinay, effective September 1, 2017, providing for his position as Chief Operating Officer and an initial annual base salary of $220,000, which was increased to $250,000, effective April 1, 2019. Mr. Sinay’s employment agreement provides for an undefined term. Per his employment agreement, he is eligible to receive a discretionary annual bonus with a target of 45% of Mr. Sinay’s annual base salary, based upon achievement of annual performance targets. Mr. Sinay is also eligible to receive other customary benefits as are set forth on the Summary Compensation Table included below. As part of his agreement, Mr. Sinay received 62,500 stock options at a strike price of $4.00, with 15,625 vesting on the twelve month anniversary from start date and the balance of 48,875 vesting monthly during the following three years. Mr. Sinay’s agreement includes a non-competition and non-solicitation clause, which continue for nine months in the case of termination by Venus Concept without Cause, as defined in the employment agreement, or resignation, in either case, not during a Change in Control Period (the period beginning three months prior to and ending twelve months following a Change in Control) and 12 months in the case of termination during a Change in Control Period or a termination for Cause. Pursuant to Mr. Sinay’s agreement, upon termination of employment by Venus Concept for Cause, he will not be eligible for any payments. For more information see section titled “Named Executive Officers—Potential Payments Upon Termination or a Change of Control” beginning on page 159 of this proxy statement/prospectus.

Other Considerations

Certain of Mr. Serafino’s family members receive compensation as employees of Venus Concept, which is not included in the following tables, as their employment is independent of Mr. Serafino’s position with Venus Concept. Mr. Serafino’s spouse, daughter and son-in-law are employed as salaried employees, and are not executive officers of Venus Concept. As employees, they also receive equity awards commensurate with their positions, which awards are also not included with Mr. Serafino’s awards in the tabular disclosure. Such aggregate annual compensation does not exceed $120,000 for any of the individual family members. The equity holdings of these family members are reflected on the Shares Beneficially Owned table included in the section titled “Principal Shareholders of Venus Concept” beginning on page 287 of this proxy statement/prospectus.

The Compensation Committee may consider the accounting and tax implications of the compensation decisions, and retains the discretion to establish the compensation paid or intended to be paid or awarded to Venus Concept’s Named Executive Officers, as it determines to be in the best interest of Venus Concept and its stockholders.

Venus Concept has not been subject to any requirement to provide a shareholder advisory vote on executive compensation.

Director Compensation

The following table presents information regarding the compensation of Venus Concept non-employee directors with respect to Venus Concept’s fiscal year ended December 31, 2018 and should be read in conjunction with “Narrative to the Director Compensation Table” below.

Name	Fees Earned or Paid in Cash ($) (1)	Option Awards ($) (2)	Total ($)
Fritz LaPorte	35,000	—	35,000
Juliet Tammenoms Bakker	35,000	—	35,000
Louise Lacchin	35,000	—	35,000
Tony Natale	35,000	—	35,000
Scott Barry	35,000	—	35,000
Garheng Kong	35,000	—	35,000

(1)	Reflects aggregate annual retainers paid to each director during the fiscal year, which amounts are paid in quarterly installments.
(2)

No option awards were granted to Venus Concept’s non-executive directors for 2018. As of December 31, 2018: (i) Mr. LaPorte held 50,000 outstanding options, of which 41,669 were vested and exercisable; (ii) Ms. Bakker held 45,000 outstanding options, of which 38,750 were vested and exercisable; (iii) Ms. Lacchin held 50,000 outstanding options, of which 41,669 were vested and exercisable; (iv) Mr. Natale held 45,000 outstanding options, of which 38,750 were vested and exercisable; (v) 30,000 outstanding options held by Healthquest Capital Management Company LLC, an entity affiliated with Mr. Kong, that received the options as a result of Mr. Kong’s participation on Venus Concept’s board of directors, of which 8,764 were vested and exercisable; and (vi) 30,000 outstanding options held by E.W. Healthcare Partners, L.P., an entity affiliated with Mr. Barry, that received the options as a result of Mr. Barry’s participation on Venus Concept’s board of directors, of which 8,764 were vested and exercisable. After the end of the 2018 fiscal year, Mr. LaPorte and Ms. Lacchin each received a grant of stock options in the amount of 20,000 and 5,000 options, respectively, for service as a member of the strategic transaction working group.

Narrative to the Director Compensation Table. Each non-employee director receives an annual cash retainer of $35,000, which is paid in quarterly installments. Upon each non-employee director’s initial appointment or election to Venus Concept’s board of directors, each individual is automatically granted an option award to purchase ordinary shares of Venus Concept. In addition, each non-employee director who is serving on Venus Concept’s board of directors may from time to time be granted additional options to purchase ordinary shares as determined by Venus Concept’s board of directors based upon individual contributions and overall performance. These options typically vest over a four year period following the applicable grant date, subject to continued service through each applicable vesting date. These awards typically vest either in equal quarterly installments or with a one year cliff vesting followed by vesting of equal monthly tranches thereafter. Any unvested equity awards that are held by Venus Concept non-employee directors would not automatically vest immediately prior to the occurrence of a change in control.

NAMED EXECUTIVE OFFICER COMPENSATION

Summary Compensation Table

The following table provides summary compensation information as of December 31, 2018, 2017, 2016 regarding the Named Executive Officers as currently identified by Venus Concept. The following sets forth information regarding compensation earned in or with respect of fiscal years 2016, 2017 and 2018 for the executives listed below. In accordance with SEC rules, the compensation described in this table does not include the value of medical or group life insurance received by the Named Executive Officers that is available generally to all of Venus Concept’s salaried employees. Only 2018 and 2017 compensation is presented for Mr. Della Penna and Mr. Kelley, as neither was employed by Venus Concept during 2016. The “Stock Awards” and “Change in Pension Value and Nonqualified Deferred Compensation Earnings” columns are not presented because none of Venus Concept’s Named Executive Officers received stock awards or participated in a pension plan or received above-market or preferential earnings on nonqualified deferred compensation during any of the covered years. For certain of Venus Concept’s Named Executive Officers who reside in foreign jurisdictions, the salary amounts presented below are quoted by Venus Concept and set based upon the US dollar value, but the Named Executive Officer may elect to receive these compensation amounts in his local currency.

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)		Total ($)
Domenic Serafino (5) Chief Executive Officer	2018	500,000	—	—	—	18,817		518,817
	2017	500,000	318,750	—	—	11,096		829,846
	2016	500,000	83,125	—	—	10,792		593,917

Domenic Della Penna (5) Chief Financial Officer	2018	269,916	15,000	33,017	—	21,188		339,121
	2017	90,153	78,684	460,322	—	—		629,159

William Kelley President, Sales	2018	250,000	—	—	132,088	16,900		398,988
	2017	169,000	—	258,846	157,500	13,300		598,646

Boris Vaynberg (6) Chief Technology Officer	2018	283,704	22,000	66,034	—	43,219		414,957
	2017	283,514	67,689	—	—	42,093		393,296
	2016	253,405	—	—	—	38,954		292,359

Søren Maor Sinay (7) Chief Operating Officer	2018	220,000	28,000	247,627	—	58,394	(8)	554,022
	2017	153,333	84,150	213,343	94,081	19,162	(8)	564,070
	2016	120,000	—	—	115,077	—		235,077

(1)

The amounts reported in this column represent the bonus earned for each of the years covered in the table in accordance with Venus Concept’s discretionary Annual Bonus Program as provided for in the Named Executive Officers’ employment agreements. Mr. Della Penna was granted an award of $15,000 based on his efforts related to Venus Concept’s compliance and governance initiatives. Mr. Vaynberg was granted an award of $22,000 for successfully launching one new product in 2018. Mr. Sinay was granted an award of $28,000 based on building out the operational infrastructure and contributing to meeting gross margin profit.

(2)

The amounts reported in this column represent the aggregate grant date fair value of stock option awards granted during each of the fiscal years 2018, 2017, 2016 calculated in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718 using the Black Scholes model. For the assumptions underlying the calculation of the aggregate grant date fair value, see Note 15 to Venus Concept’s audited consolidated financial statements included in this Registration Statement. The amounts shown in the table may not correspond to the actual value that may be realized by Venus Concept’s Named Executive Officers with respect to these awards. These amounts do not include options granted to family members of Mr. Serafino, which family members were granted options for their services as employees of Venus Concept.

(3)

For Mr. Kelley, the amounts reported in this column represent the commission payments made to him. Mr. Kelley was eligible to receive a quarterly commission bonus equal to 70% of his base salary based on achievement toward quarterly performance targets of system sales. For Mr. Sinay, this amount represents the commission payments made to him in relation to his services as President of APAC during 2016 and the first eight months of 2017.

(4)

For Mr. Serafino, this amount represents an auto allowance, cellular phone allowance, and additional health and dental benefits reimbursements. For Mr. Della Penna, this amount represents an auto allowance, cellular phone allowance, additional health and dental benefits reimbursements and Canadian Registered Retirement Savings Plan employer-match contributions. For Mr. Kelley, this amount represents an auto allowance, cellular phone allowance, and a company sponsored sales incentive trip. For Mr. Vaynberg, this amount represent an auto allowance, cellular phone allowance, meal allowances and Venus Concept’s contributions to various Israeli benefits programs, including contributions to a Manager’s Insurance Fund in an amount of $16,324, and contributions to an educational fund and recreation pay, which are benefits customarily granted to Venus Concept’s employees in Israel. For Mr. Sinay, this amount represents an auto allowance, cellular phone allowance, travel allowance and a housing allowance of $39,995. In each case, the amounts disclosed represent aggregate incremental costs incurred by Venus Concept in providing each perquisite or personal benefit to the Named Executive Officer.

(5)

The amounts presented for Mr. Serafino’s and Mr. Della Penna’s Salary, Bonus, and All Other Compensation were paid in Canadian dollars and for purposes of this table these amounts have been converted to US dollars based upon the following average annual exchange rates per US dollar, as applicable and as published by www.ofx.com: 2018 – 1.2967; 2017 – 1.2978; and 2016 – 1.3343.

(6)

The amounts presented for Mr. Vaynberg’s Salary, Bonus, and All Other Compensation were paid in Israeli new shekels and for purposes of this table these amounts have been converted to US dollars based upon the following average annual exchange rates per US dollar, as applicable and as published by www.ofx.com: 2018 – 3.5953; 2017 – 3.5977; and 2016 – 3.8397.

(7)

Mr. Sinay filled the role of President of APAC during 2016 and the first eight months of 2017 pursuant to an agreement between Venus Concept and a third party, through which Mr. Sinay provided his services to Venus Concept on a contract basis.

(8)

The amounts included for Mr. Sinay’s All Other Compensation attributable to his housing and travel allowance amount were paid in British pounds and for purposes of this table these amounts have been converted to US dollars based upon the following average annual exchange rates per US dollar, as applicable and as published by www.ofx.com: 2018 – 0.7501; and 2017 – 0.7767.

2018 Grants of Plan Based Awards Table

The following table sets forth information concerning awards under the Venus Concept Ltd. 2010 Israeli Employee Share Option Plan granted to the Named Executive Officers during Venus Concept’s fiscal year ended December 31, 2018. Assumptions used in the calculation of certain dollar amounts are included in Note 15 to Venus Concept’s audited consolidated financial statements included in this Registration Statement. The exercise price for each of the Option awards presented below was approved by Venus Concept’s board of directors based upon a valuation appraisal conducted by PricewaterhouseCoopers prior to the date of the grant of these Option awards.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards)				All Other Stock Awards: Number of Shares (#)	All Other Option Awards: Number of Shares (#)		Exercise Price of Options ($/sh.)	Grant Date Fair Value of Stock and Option Awards ($) (1)
Name	Grant Date	Threshold ($)	Target ($)		Maximum ($)
Domenic Serafino	—	—	—		—	—	—		—	—

Domenic Della Penna	8/8/2018	—	—		—	—	10,000	(2)	4.57	33,017

William Kelley	1/1/2018	—	175,000	(3)	—	—	—		—	—
	1/1/2018	—	50,000	(3)	—	—	—		—	—

Boris Vaynberg	8/8/2018	—	—		—	—	20,000	(4)	4.57	66,034

Søren Maor Sinay	8/8/2018	—	—		—	—	10,000	(2)	4.57	33,017
	10/22/2018	—	—		—	—	65,000	(5)	4.57	214,610

(1)

This column reflects the aggregate grant date fair value of the stock options granted to the Named Executive Officers in 2018, computed in accordance with FASB ASC Topic 718. For the assumptions underlying the calculation of the aggregate grant date fair value, see Note 15, to Venus Concept’s audited consolidated financial statements included in this Registration Statement. The amounts shown in the table may not correspond to the actual value that may be realized by such persons with respect to these award. These awards do not include options granted to family members of Mr. Serafino, which family members were granted options for their services as employees of Venus Concept.

(2)

The Options granted pursuant to this award will vest over a period of four years commencing on the Grant Date, in accordance with the following vesting schedule: (i) 2,500 Options shall vest upon the first anniversary of the Grant Date; and (ii) an aggregate of 7,500 Options shall vest monthly over three years following the first anniversary of the Grant Date, so that upon the lapse of each 30-day period following the first anniversary of the Grant Date, 208 Options shall vest, provided however, that upon the last 30-day period of the aforesaid vesting schedule, 220 Options shall become vested, subject to continued employment with Venus Concept or its affiliates.

(3)

Mr. Kelley was eligible to receive a quarterly cash commission bonus in an amount equal to 70% of his base salary based on achievement toward quarterly performance targets of system sales. In the event Venus Concept were to meet 105% of a specified revenue amount for the fiscal year, Mr. Kelley would have received a bonus in an amount equal to 2% of Venus Concept’s incremental revenue in excess of 105% of that amount. In addition, Mr. Kelley was eligible to receive an annual bonus of $50,000 based on meeting profit and loss performance measures.

(4)

The Options granted pursuant to this award will vest over a period of four years commencing on the Grant Date, in accordance with the following vesting schedule: (i) 5,000 Options shall vest upon the first anniversary of the Grant Date; and (ii) an aggregate of 15,000 Options shall vest monthly over three years following the first anniversary of the Grant Date, so that upon the lapse of each 30-day period following the first anniversary of the Grant Date, 416 Options shall vest, provided however, that upon the last 30-day period of the aforesaid vesting schedule, 440 Options shall become vested, subject to continued employment with Venus Concept or its affiliates.

(5)	The Options shall vest in equal installments on a quarterly basis over a period of four years, commencing on October 1, 2018, subject to continued employment with Venus Concept or its affiliates.

Outstanding Equity Awards at 2018 Fiscal Year-End

The following table sets forth information regarding outstanding equity awards held by the Named Executive Officers of Venus Concept under the Venus Concept Ltd. 2010 Israeli Employee Share Option Plan as of December 31, 2018.

	Option Awards (1)
Name	Date of Grant	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date
		Exercisable	Unexercisable
Domenic Serafino	3/31/2011	539,275	0	0.25	3/31/2021
	9/1/2013	508,325	0	0.75	9/1/2023
	2/5/2015	596,000	0	2.00	2/5/2025

Domenic Della Penna (2)	8/9/2017	66,667	133,333	4.00	8/9/2027
	8/8/2018	0	10,000	4.57	8/8/2028

William Kelley (3)	3/6/2017	35,000	25,000	3.00	3/6/2027
	8/9/2017	13,333	26,667	4.00	8/9/2027

Boris Vaynberg (4)	12/31/2013	78,500	0	0.75	12/31/2023
	5/11/2014	81,500	0	2.00	6/1/2024
	4/30/2015	20,000	0	3.00	4/30/2025
	8/8/2018	0	20,000	4.57	8/8/2028

Søren Maor Sinay (5)	1/1/2013	5,000	0	0.75	1/1/2023
	2/5/2015	7,500	0	2.00	2/5/2025
	3/6/2017	14,585	10,415	3.00	3/6/2027
	8/9/2017	20,833	41,667	4.00	7/9/2018
	8/8/2018	0	10,000	4.57	8/8/2028
	10/22/2018	0	65,000	4.57	10/22/2028

(1)

These amounts do not include options held by family members of Mr. Serafino, which family members were granted options for their services as employees of Venus Concept. The holdings of these family members are reflected on the Shares Beneficially Owned table included in the section titled “Principal Shareholders of Venus Concept” beginning on page 287 of this proxy statement/prospectus below.

(2)

For the August 2017 award, 4,167 options will become vested and exercisable on each monthly anniversary of the date of grant with final tranche consisting of 4,155 options becoming vested and exercisable on September 8, 2021. For the August 2018 award, 2,500 options will become vested and exercisable on August 8, 2019 and 208 options will become vested and exercisable over the next three years on the passing of each 30-day period following August 8, 2019, with the final tranche consisting of 220 options becoming vested and exercisable on August 8, 2022.

(3)

For the March 2017 award, 5,000 options will become vested and exercisable on each of March 6, 2019, June 6, 2019, September 6, 2019, December 6, 2019, and March 6, 2020. For the August 2017 award, 833 options will become vested and exercisable on each monthly anniversaries of the date of grant, with the final tranche consisting of 845 options becoming vested and exercisable on September 8, 2021.

(4)

For the August 2018 award, 5,000 options will become vested and exercisable on August 8, 2019 and the remainder will vest ratably over the next three years on the passing of each 30-day period following August 8, 2019, with the final tranche becoming vested and exercisable on August 8, 2022.

(5)

For the March 2017 award, 2,083 options will become vested and exercisable on each of March 6, 2019, June 6, 2019, September 6, 2019, December 6, 2019, and March 6, 2020. For the August 2017 award, 1,302 options will become vested and exercisable on each monthly anniversaries of the date of grant, with the final tranche consisting of 1,305 options becoming vested and exercisable on September 8, 2021. For the August 2018 award, 2,500 options will become vested and exercisable on August 8, 2019 and 208 options will become vested and exercisable over the next three years on the passing of each 30-day period following August 8, 2019, with the final tranche consisting of 220 options becoming vested and exercisable on August 8, 2022. For the October 2018 award, the options will become vested and exercisable in equal installments on a quarterly basis over a period of four years from October 1, 2018.

Potential Payments Upon Termination or a Change in Control

The termination and change in control arrangements for the Named Executive Officers are generally governed by the Employment Agreements that Venus Concept has with each of its Named Executive Officers.

Domenic Serafino’s Employment Agreement

Under Mr. Serafino’s employment agreement, in the event his employment with Venus Concept is terminated by it for any reason other than “cause” or if Mr. Serafino resigns for “good reason,” in either case outside of a Change in Control Period, Mr. Serafino will receive the following: (i) a lump sum payment of twelve months of his then base salary; (ii) a one time annual performance bonus assuming achievement of applicable performance goals at target, as in effect as of Mr. Serafino’s termination date; and (iii) continued participation in Venus Concept group benefits plans, commencing on the termination date through the earlier of (a) the last day of the twelfth calendar month following the date of termination, and (b) the date Mr. Serafino becomes eligible for similar coverage under another employer’s plan.

Under Mr. Serafino’s employment agreement, in the event his employment is terminated by Venus Concept for any reason other than “cause” or if Mr. Serafino resigns for “good reason” during a “Change in Control Period” (the period beginning three months prior to and ending twelve months following a Change in Control), Mr. Serafino will receive the following: (i) a lump sum payment of two times twelve months of his then base salary; (ii) one and one-half times his annual performance bonus assuming achievement of the applicable performance goals at target, as in effect as of Mr. Serafino’s termination date; (iii) continued participation in Venus Concept group benefits plans, commencing on the termination date through to the earlier of (a) the last day of the twelfth calendar month following the date of termination and (b) the date Mr. Serafino becomes eligible for similar coverage under another employer’s plan; and (iv) Mr. Serafino’s outstanding equity award, including and without limitation, each stock option and restricted stock award held by Mr. Serafino will automatically vest and if applicable become exercisable and any forfeiture or rights of repurchase thereon shall immediately lapse with respect to all of the then-unvested shares.

For the purposes of Mr. Serafino’s employment agreement, “Change in Control” means the occurrence in a single transaction or a series of transactions of any one or more of the following events: (i) transaction or series of transactions whereby any “person” or related “group” of “persons” directly or indirectly acquires beneficial ownership of securities of Venus Concept possessing more than fifty percent of the total combined voting power after such acquisition; (ii) the consummation by Venus Concept of a merger, consolidation, reorganization or business combination or sales or other disposition of all or substantially all Venus Concept assets in a single transaction or a series of related transactions, which results in Venus Concept’s voting securities outstanding immediately before the transaction continuing to represent directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and after which no person or group beneficially owns voting securities representing fifty percent or more of the combined voting power of the successor entity, unless solely as a result of the voting power held in Venus Concept prior to the consummation of the transaction.

For the purposes of Mr. Serafino’s employment agreement, “good reason” means Mr. Serafino’s right to resign from employment with Venus Concept after providing written notice to Venus Concept sixty days after one or more of the following occurs without his consent, if such event remains uncured for thirty days after notice: (i) material reduction in his authority, duties and responsibilities as Chief Executive Officer; (ii) a material reduction in his base salary; or (iii) the failure of any entity that acquires all or substantially all assets in a Change in Control to assume Venus Concept’s obligation under his employment agreement.

For the purposes of Mr. Serafino’s employment agreement “cause” means: (i) theft or falsification of any employment or Venus Concept records committed by him that is not trivial in nature; (ii) malicious or willful, reckless disclosure by him of Venus Concept’s confidential or proprietary information; (iii) commission by him of any immoral or illegal act or any gross or willful misconduct, where a majority of the non-employee members of Venus Concept’s board of directors reasonably determines that such act or misconduct has (A) seriously undermined the ability of Venus Concept’s board of directors to entrust him with important matters or otherwise work effectively with him, (B) contributed to Venus Concept’s loss of significant revenues or business opportunities, and/or (C) significantly and detrimentally affected the business or reputation of Venus Concept or any of its subsidiaries; and/or (iv) the willful failure or refusal by Mr. Serafino to follow the reasonable and lawful directives of Venus Concept’s board of directors, provided such failure or refusal continues after his receipt of reasonable notice in writing of such failure or refusal and an opportunity of not less than thirty (30) days to correct the problem. Anything herein to the contrary notwithstanding, no act, or failure to act, on his part shall be considered “willful” unless it is done, or omitted to be done, by him without a good faith belief that his action or omission was in, or not opposed to, the best interests of Venus Concept.

Domenic Della Penna’s Employment Agreement

Under Mr. Della Penna’s employment agreement, in the event his employment with Venus Concept is terminated by it for any reason other than “cause” or if Mr. Della Penna resigns for “good reason,” in either case outside of a Change in Control Period, Mr. Della Penna will receive the following: (i) a lump sum payment of twelve months of his then base salary; (ii) a prorated annual performance bonus assuming achievement of applicable performance goals at target, as in effect as of his termination date; and (iii) continued participation in Venus Concept group benefits plans, commencing on the termination date through to the earlier of (a) the last day of the third calendar month following the date of termination; and (b) the date he becomes eligible for similar coverage under another employer’s plan.

Under Mr. Della Penna’s employment agreement, in the event his employment is terminated by Venus Concept for any reason other than “cause” or if Mr. Della Penna resigns for “good reason” during a Change in Control Period (the period beginning three months prior to and ending twelve months following a Change in Control), Mr. Della Penna will receive the following: (i) a lump sum payment of twelve months of his then base salary; (ii) continued participation in Venus Concept group benefits plans, commencing on the termination date through to the earlier of (a) the last day of the ninth calendar month following the date of termination and (b) the date Mr. Della Penna becomes eligible for similar coverage under another employer’s plan; and (iii) his outstanding equity award, including and without limitation, each stock option and restricted stock award held by him shall automatically vest and if applicable become exercisable and any forfeiture or rights of repurchase thereon shall immediately lapse with respect to all of the then-unvested shares.

For the purposes of Mr. Della Penna’s employment agreement, “Change in Control” means the occurrence in a single transaction or a series of transactions any one or more of the following events: (i) transaction or series of transactions whereby any “person” or related “group” of “persons” directly or indirectly acquires beneficial ownership of securities of Venus Concept possessing more than fifty percent of the total combined voting power after such acquisition; (ii) the consummation by Venus Concept of a merger, consolidation, reorganization or business combination or sales or other disposition of all or substantially all Venus Concept assets in a single transaction or a series of related transactions, which results in Venus Concept’s voting securities outstanding immediately before the transaction continuing to represent directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and after which no person or group beneficially owns voting securities representing fifty percent or more of the combined voting power of the successor entity, unless solely as a result of the voting power held in Venus Concept prior to the consummation of the transaction.

For the purposes of Mr. Della Penna’s employment agreement, “good reason” means Mr. Della Penna’s right to resign from employment with Venus Concept after providing written notice to Venus Concept sixty days after one or more of the following occurs without his consent, if such event remains uncured for thirty days after notice: (i) material reduction in his authority, duties and responsibilities as Chief Financial Officer; (ii) a material reduction in his base salary; or (iii) the failure of any entity that acquires all or substantially all assets in a Change in Control to assume Venus Concept’s obligation under his employment agreement.

For the purposes of Mr. Della Penna’s employment agreement “cause” means: (i) theft or falsification of any employment or Venus Concept records committed by Mr. Della Penna that is not trivial in nature; (ii) malicious or willful, reckless disclosure by him of Venus Concept’s confidential or proprietary information; (iii) commission by him of any immoral or illegal act or any gross or willful misconduct, where a majority of the non-employee members of Venus Concept’s board of directors reasonably determines that such act or misconduct has (A) seriously undermined the ability of Venus Concept’s board of directors to entrust him with important matters or otherwise work effectively with him, (B) contributed to Venus Concept’s loss of significant revenues or business opportunities, and/or (C) significantly and detrimentally affected the business or reputation of Venus Concept or any of its subsidiaries; and/or (iv) the willful failure or refusal by him to follow the reasonable and lawful directives of Venus Concept’s board of directors, provided such failure or refusal continues after his receipt of reasonable notice in writing of such failure or refusal and an opportunity of not less than thirty (30) days to correct the problem. Anything herein to the contrary notwithstanding, no act, or failure to act, on his part shall be considered “willful” unless it is done, or omitted to be done, by him without a good faith belief that his action or omission was in, or not opposed to, the best interests of Venus Concept.

William Kelley’s Employment Agreement

Under Mr. Kelley’s employment agreement, in the event his employment with Venus Concept is terminated by it for any reason other than “cause” or if Mr. Kelley resigns for “good reason,” in either case outside of a Change in Control Period, Mr. Kelley will receive the following: (i) a lump sum payment of three months of his then base salary payable on the regular payroll date post termination and a lump sum payment of three months of his then base salary payable six months after the date of his termination; (ii) monthly payments in an amount equal to the premium for group health plan coverage for Mr. Kelley and his dependents, less the amount of his monthly premium contributions for such coverage prior to termination commencing on the termination date through to the earlier of (a) the last day of the twelfth calendar month following the date of termination; and (b) the date he becomes eligible for similar coverage under another employer’s plan.

Under Mr. Kelley’s employment agreement, in the event Mr. Kelley’s employment is terminated by Venus Concept for any reason other than “cause” or if Mr. Kelley resigns for “good reason” during a Change in Control Period (the period beginning three months prior to and ending twelve months following a Change in Control), he will receive the following: (i) twelve months of his then base salary plus his annual prorated bonus, based on the level of achievement of performance goals immediately prior to termination, payable in two equal installments, the first of which is payable on the regular payroll date post termination and the second of which is payable six months after the date of his termination; (ii) monthly payments in an amount equal to the premium for group health plan coverage for Mr. Kelley and his dependents, less the amount of his monthly premium contributions for such coverage prior to termination commencing on the termination date through to the earlier of (a) the last day of the eighteenth calendar month following the date of termination and (b) the date he becomes eligible for similar coverage under another employer’s plan; and (iii) his outstanding equity award, including and without limitation, each stock option and restricted stock award held by him shall automatically vest and, if applicable, become exercisable and any forfeiture or rights of repurchase thereon shall immediately lapse with respect to all of the then-unvested shares.

For the purposes of Mr. Kelley’s employment agreement, “Change in Control” means the occurrence in a single transaction or a series of transactions any one or more of the following events: (i) transaction or series of transactions whereby any “person” or related “group” of “persons” directly or indirectly acquires beneficial ownership of securities of Venus Concept possessing more than fifty percent of the total combined voting power after such acquisition; (ii) the consummation by Venus Concept of a merger, consolidation, reorganization or business combination or sales or other disposition of all or substantially all Venus Concept assets in a single transaction or a series of related transactions, which results in Venus Concept’s voting securities outstanding immediately before the transaction continuing to represent directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and after which no person or group beneficially owns voting securities representing fifty percent or more of the combined voting power of the successor entity, unless solely as a result of the voting power held in Venus Concept prior to the consummation of the transaction. A transaction shall not constitute a change in control if its sole purpose is to change the state of Venus Concept’s incorporation or to create a holding company that will be owned in substantially the same proportions by the person who held Venus Concept’s securities immediately before such transaction.

For the purposes of Mr. Kelley’s employment agreement, “good reason” means his right to resign from employment with Venus Concept after providing written notice to Venus Concept sixty days after one or more of the following occurs without his consent, if such event remains uncured for thirty days after notice: (i) material reduction in his authority, duties and responsibilities as President; (ii) a material reduction in his base salary; (iii) the failure of any entity that acquires all or substantially all assets in a Change in Control to assume Venus Concept’s obligation under his employment agreement; and/or (iv) a relocation of principal place of employment other than to the Greater Toronto Area or Minnesota.

For the purposes of Mr. Kelley’s employment agreement “cause” means: (i) theft or falsification of any employment or Company records committed by him that is not trivial in nature; (ii) malicious or willful, reckless disclosure by him of Venus Concept’s confidential or proprietary information; (iii) commission by him of any immoral or illegal act or any gross or willful misconduct, where a majority of the non-employee members of Venus Concept’s board of directors reasonably determines that such act or misconduct has (A) seriously undermined the ability of Venus Concept’s board of directors to entrust him with important matters or otherwise work effectively with him, (B) contributed to Venus Concept’s loss of significant revenues or business opportunities, and/or (C) significantly and detrimentally affected the business or reputation of Venus Concept or any of its subsidiaries; and/or (iv) the willful failure or refusal by him to follow the reasonable and lawful directives of Venus Concept’s board of directors, provided such failure or refusal continues after his receipt of reasonable notice in writing of such failure or refusal and an opportunity of not less than thirty (30) days to correct the problem. Anything herein to the contrary notwithstanding, no act, or failure to act, on his part shall be considered “willful” unless it is done, or omitted to be done, by him without a good faith belief that his action or omission was in, or not opposed to, the best interests of Venus Concept.

Boris Vaynberg’s Employment Agreement

Under Mr. Vaynberg’s employment agreement, in the event his employment with Venus Concept is terminated by it for any reason other than “cause” in any case outside of a Change in Control, Mr. Vaynberg will receive nine months’ notice or payment, at Venus Concept’s discretion. Further, in the case of such a termination Mr. Vaynberg will be entitled to receive payments under the Israeli Manager’s Insurance fund, continuing through the ninth month following the termination date.

Under Mr. Vaynberg’s employment agreement, in the event his employment is terminated during a Change in Control, Mr. Vaynberg will receive twelve months’ notice or payment, at Venus Concept’s discretion. Further, in the case of such a termination Mr. Vaynberg will be entitled to receive payments under the Israeli Manager’s Insurance fund, continuing through the twelfth month following the termination date.

For the purposes of Mr. Vaynberg’s employment agreement, “Change in Control” means: (i) a consolidation or merger of Venus Concept, transfer of Venus Concept’s shares or any other transaction or series of related transactions, provided that following such consolidation, merger or transaction Venus Concept’s shareholders do not retain solely by virtue of their pre-transaction shares (or shares received in consideration thereof) voting control of Venus Concept or the resulting entity after the transaction; or (ii) a sale of all or substantially all of Venus Concept’s assets or shares, or a transfer or grant of an exclusive license to all or substantially all of Venus Concept’s assets (other than an exclusive license in the ordinary course of business which does not amount to a de-facto sale of Venus Concept or substantial part thereof), other than to a wholly-owned subsidiary of Venus Concept, and excluding a transaction in which shareholders of Venus Concept prior to the transaction will retain solely by virtue of their pre-transaction shares (or shares received in consideration thereof) voting control of the resulting entity after the transaction. Mr. Vaynberg’s employment agreement does not include the concept of termination for good reason due to the fact that, as is customary for Israeli employment contracts, this concept is covered by Israeli law.

For the purposes of Mr. Vaynberg’s employment agreement “Cause” means termination of his employment with Venus Concept as a result of the occurrence of any one of the following: (i) Mr. Vaynberg having materially breached the terms and conditions of his employment agreement; (ii) it having become evident beyond any doubt that he breached his duty of trust to Venus Concept or acted in a dishonest way toward Venus Concept and/or its customers; (iii) Mr. Vaynberg’s material breach of discipline; (iv) Mr. Vaynberg having deliberately caused harm to Venus Concept’s business affairs or injured the reputation of Venus Concept or any of its affiliates; (v) Mr. Vaynberg having been indicted (whether by the State of Israel or any foreign country) in a criminal offense involving moral turpitude; (vi) the commission by Mr. Vaynberg of an act which entitles Venus Concept to terminate employment without severance payments and notice period payments under Israeli law and/or under any judicial decision of a competent tribunal in Israel; and (vii) Mr. Vaynberg having breached his obligations of confidentiality, non-competition, non-solicitation, or assignment of inventions provisions to Venus Concept.

Søren Maor Sinay’s Employment Agreement

Under Mr. Sinay’s employment agreement, in the event his employment with Venus Concept is terminated by it for any reason other than “cause” or if Mr. Sinay resigns for “good reason,” in either case outside of a Change in Control Period, Mr. Sinay will receive the following: (i) a lump sum payment of nine months of his then base salary; and (ii) continued participation in Venus Concept benefits plans, commencing on the termination date through to the earlier of (a) the last day of the ninth calendar month following the date of termination, and (b) the date he becomes eligible for similar coverage under another employer’s plan.

Under Mr. Sinay’s employment agreement, in the event his employment is terminated by Venus Concept for any reason other than “cause” or if Mr. Sinay resigns for “good reason” during a Change in Control Period (the period beginning three months prior to and ending twelve months following a Change in Control), Mr. Sinay will receive the following: (i) a lump sum payment of twelve months of his then base salary; (ii) continued participation in Venus Concept benefits plans, commencing on the termination date through to the earlier of (a) the last day of the ninth calendar month following the date of termination and (b) the date Mr. Sinay becomes eligible for similar coverage under another employer’s plan; and (iii) his outstanding equity award, including and without limitation, each stock option and restricted stock award held by him shall automatically vest and if applicable become exercisable and any forfeiture or rights of repurchase thereon shall immediately lapse with respect to all of the then-unvested shares.

For the purposes of Mr. Sinay’s employment agreement, “Change in Control” means the occurrence in a single transaction or a series of transactions any one or more of the following events: (i) transaction or series of transactions whereby any “person” or related “group” of “persons” directly or indirectly acquires beneficial ownership of securities of Venus Concept possessing more than fifty percent of the total combined voting power after such acquisition; (ii) the consummation by Venus Concept of a merger, consolidation, reorganization or business combination or sales or other disposition of all or substantially all Company assets in a single transaction or a series of related transactions, which results in Venus Concept’s voting securities outstanding immediately before the transaction continuing to represent directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and after which no person or group beneficially owns voting securities representing fifty percent or more of the combined voting power of the successor entity, unless solely as a result of the voting power held in Venus Concept prior to the consummation of the transaction.

For the purposes of Mr. Sinay’s employment agreement, “good reason” means Mr. Sinay’s right to resign from employment with Venus Concept after providing written notice to Venus Concept sixty days after one or more of the following occurs without his consent, if such event remains uncured for thirty days after notice: (i) material reduction in his authority, duties and responsibilities as Chief Operating Officer; (ii) a material reduction in his base salary; or (iii) the failure of any entity that acquires all or substantially all assets in a Change in Control to assume Venus Concept’s obligation under his employment agreement.

For the purposes of Mr. Sinay’s employment agreement “cause” means: (i) theft or falsification of any employment or Company records committed by him that is not trivial in nature; (ii) malicious or willful, reckless disclosure by him of Venus Concept’s confidential or proprietary information; (iii) commission by him of any immoral or illegal act or any gross or willful misconduct, where a majority of the non-employee members of Venus Concept’s board of directors reasonably determines that such act or misconduct has (A) seriously undermined the ability of Venus Concept’s board of directors to entrust him with important matters or otherwise work effectively with him, (B) contributed to Venus Concept’s loss of significant revenues or business opportunities, and/or (C) significantly and detrimentally affected the business or reputation of Venus Concept or any of its subsidiaries; and/or (iv) the willful failure or refusal by him to follow the reasonable and lawful directives of Venus Concept’s board of directors, provided such failure or refusal continues after his receipt of reasonable notice in writing of such failure or refusal and an opportunity of not less than thirty (30) days to correct the problem. Anything herein to the contrary notwithstanding, no act, or failure to act, on his part shall be considered “willful” unless it is done, or omitted to be done, by him without a good faith belief that his action or omission was in, or not opposed to, the best interests of Venus Concept.

For each of Venus Concept’s Named Executive Officers, in order for such individual to receive these amounts upon termination, the Named Executive Officer must sign a release of claims for the benefit of Venus Concept.

Tabular Presentation. The following table quantifies the estimated payments and benefits that the Named Executive Officers of Venus Concept would have received if their employment had terminated on December 31, 2018 under the circumstances shown or if Venus Concept had undergone a Change in Control on such date. The tables exclude (i) compensation amounts accrued through December 31, 2018 that would be paid in the normal course of continued employment, such as accrued but unpaid salary and bonus, and (ii) vested account balances under Venus Concept’s 401(k) plan that are generally available to all of Venus Concept’s salaried employees.

Named Executive Officer	Termination Other than During a Change in Control	Termination During a Change in Control	Termination by Company with Cause	Retirement	Death
Domenic Serafino (1)
Salary/Severance	$500,000	$1,000,000	—	—	—
Bonus	$375,000	$562,500	—	—	—
Health and Welfare Benefits	$3,928	$3,928	—	—	—
Additional Stock Award Vesting (2)	—	—	—	—	—
Life Insurance Proceeds (3)	—	—	—	—	$329,888
Total	$878,928	$1,566,428	—	—	$329,888

Domenic Della Penna (4)
Salary/Severance	$256,579	$256,579	—	—	—
Bonus	$128,289	—	—	—	—
Health and Welfare Benefits	$954	$2,863	—	—	—
Additional Stock Award Vesting (2)	—	$76,000	—	—	—
Life Insurance Proceeds (3)	—	—	—	—	$285,903
Total	$385,822	$335,442	—	—	$285,903

William Kelley
Salary/Severance	$125,000	$250,000	—	—	—
Bonus	—	—	—	—	—
Health and Welfare Benefits	$7,824	$11,687	—	—	—
Additional Stock Award Vesting (2)	—	$54,450	—	—	—
Life Insurance Proceeds (3)	—	—	—	—	$225,000
Total	$132,824	$316,137	—	—	$225,000

Boris Vaynberg (5)
Salary/Severance	$214,535	$286,047	—	$35,353	$35,353
Bonus	—	—	—	—	—
Health and Welfare Benefits	$32,965	$43,953	—	—	—
Additional Stock Award Vesting (2)	—	—	—	—	—
Life Insurance Proceeds (3)	—	—	—	—	—
Total	$247,500	$330,000	—	$35,353	$35,353

Søren Maor Sinay (6)
Salary/Severance	$165,000	$220,000	—	—	—
Bonus (prorated)	—	—	—	—	—
Health and Welfare Benefits (7)	$958	$958	—	—	—
Additional Stock Award Vesting (2)	—	$40,102	—	—	—
Life Insurance Proceeds (3)	—	—	—	—	—
Total	$165,958	$261,060	—	—	—

(1)

For Mr. Serafino, the amounts presented in the Health and Welfare Benefits, and Life Insurance Proceeds rows would be paid in Canadian dollars and have been converted to US dollars for purposes of this presentation, based upon the conversion rate published for December 31, 2018 by www.ofx.com equal to 1.3641.

(2)

Pursuant to applicable proxy disclosure rules, this value is calculated based on the number of shares covered by the outstanding and unvested options, the vesting of which is accelerated upon a triggering event, multiplied by the spread between $4.57, which was the appraised valuation of Venus Concept’s common stock that was conducted most recently before December 31, 2018, and the exercise price of the options. The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that were vested pursuant to their terms, on or prior to December 31, 2018, or outstanding and unvested options for which the exercise price is equal to the appraised value. Pursuant to the terms of the award agreements and the Venus Concept Ltd. 2010 Israeli Employee Share Option Plan: (i) in the event of a termination for cause, all vested and unvested options immediately expire and become unexercisable; (ii) in the event of a termination without cause (other than a Change of Control Period), the Named Executive Officer may exercise any vested options within 90 days following the end of employer-employee relationship and any unvested options immediately expire and become unexercisable; and (iii) in the event of a termination as a result of Death or Disability, as defined in the applicable grant agreements, any vested options may be exercised within 12 months following the end of the employer-employee relationship and any unvested options immediately expire and become unexercisable. Pursuant to the terms of the employment agreements with Messrs. Serafino, Della Penna, Kelley and Sinay, in the event such Named Executive Officer’s employment is terminated during a Change in Control, any outstanding equity award shall automatically vest and if applicable become exercisable and any forfeiture or rights of repurchase thereon shall immediately lapse with respect to all of the then-unvested shares.

(3)

These amounts reflect the value of life insurance proceeds that would be paid out by the insurance provider upon the death of a Named Executive Officer, pursuant to the life insurance policies that were in place as of December 31, 2018.

(4)

For Mr. Della Penna, the amounts presented in the Salary/Severance, Bonus, Health and Welfare Benefits, and Life Insurance Proceeds rows would be paid in Canadian dollars and have been converted to US dollars for purposes of this presentation, based upon the conversion rate published for December 31, 2018 by www.ofx.com equal to 1.3641.

(5)

For Mr. Vaynberg, the amounts presented as payable upon Retirement and Death represent the payout from Mr. Vaynberg’s Israeli based fund that will be released upon such triggering events. These amounts would be paid in Israeli new shekels and have been converted to US dollars for purposes of this presentation, based upon the conversion rate published for December 31, 2018 by www.ofx.com equal to 3.7371.

(6)

For Mr. Sinay, the amounts presented in the Health and Welfare Benefits row would be paid in British pounds and have been converted to US dollars for purposes of this presentation, based upon the conversion rate published for December 31, 2018 by www.ofx.com equal to 0.7837.

(7)

Mr. Sinay did not have Health and Welfare Benefits in place as of December 31, 2018. These amounts represent the value of the benefit from the plan that Venus Concept is currently implementing, which will cover Mr. Sinay.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the merger that may become payable to each of Venus Concept’s Named Executive Officers, in accordance with SEC rules and as determined as of the end of Venus Concept’s most recent fiscal year. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. It is currently expected that all of Venus Concept’s Named Executive Officers will continue to be employed by Venus Concept following the closing of the merger and, therefore, it is not expected that the merger will trigger any payments other than those included below. Please refer to the tabular presentation of the “Named Executive Officer—Potential Payments Upon Termination or a Change in Control” beginning on page 159 of this proxy statement/prospectus for a discussion of the types and amount of compensation that would have been paid to the Named Executive Officers, assuming they were terminated upon a Change in Control as of December 31, 2018.

For purposes of calculating such potential golden parachute compensation, Venus Concept has assumed that: (i) the employment of the Named Executive Officers will not be terminated following the effective time of the merger; (ii) no Named Executive Officer receives any additional equity grants on or prior to the effective time of the merger; (iii) no Named Executive Officer enters into new agreements or is otherwise legally entitled to, prior to the effective time of the merger, additional compensation or benefits; (iv) no withholding taxes are applicable to any of the payments or benefits; and (v) no payments are delayed due to Section 409A of the Code.

Name and Principal Position	Cash ($)	Equity ($)	Perquisites/ benefits ($)	Tax Reimbursements ($)	Other ($) (1)	Total ($)
Domenic Serafino	—	—	—	—	$30,000	$30,000
Domenic Della Penna	—	—	—	—	$50,000	$50,000
William Kelley	—	—	—	—	—	—
Boris Vaynberg	—	—	—	—	—	—
Søren Maor Sinay	—	—	—	—	—	—

(1)

The amounts presented in this column reflect the Retention Awards that are payable to Mr. Serafino and Mr. Della Penna upon consummation of the merger, which are single trigger arrangements. For more information see section entitled “Venus Concept Executive Compensation—Compensation Discussion and Analysis—Retention Awards” beginning on page 152 of this proxy statement/prospectus.

MATTERS BEING SUBMITTED TO A VOTE OF RESTORATION ROBOTICS STOCKHOLDERS

PROPOSAL NO. 1:

APPROVAL OF THE ISSUANCE OF COMMON STOCK IN THE MERGER

At the Restoration Robotics annual meeting, Restoration Robotics stockholders will be asked to approve the issuance of Restoration Robotics common stock in the merger. Immediately following the merger (without giving effect to the equity commitment letter financing, the Restoration Robotics note conversion or the Venus Concept note conversion), it is expected that the former Venus Concept shareholders will own approximately 85% of the fully-diluted common stock of Restoration Robotics, with the Restoration Robotics stockholders as of immediately prior to the merger holding approximately 15% of the fully-diluted common stock of Restoration Robotics.

The terms of, reasons for and other aspects of the Merger Agreement, the merger and the issuance of Restoration Robotics common stock in the merger and the equity commitment letter financing and Restoration Robotics note conversion are described in detail in the other sections in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A.

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of up to approximately 261 million shares of Restoration Robotics common stock in the merger exceeds the 20% threshold under the Nasdaq Listing Rules and is expected to represent approximately 85% of Restoration Robotics’ common stock following the merger on a fully diluted basis. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Restoration Robotics must obtain the approval of Restoration Robotics stockholders for the issuance of the shares of common stock in the merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. Although Nasdaq has not adopted any rule as to what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Restoration Robotics must obtain the approval of Restoration Robotics stockholders of the change of control resulting from the merger.

Required Vote

The affirmative vote of the majority of votes cast in person or by proxy (not counting “abstentions” or “broker non-votes” as votes cast) at the Restoration Robotics annual meeting is required to approve the issuance of Restoration Robotics common stock in the merger and the change of control of Restoration Robotics resulting from the merger.

RESTORATION ROBOTICS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF RESTORATION ROBOTICS COMMON STOCK IN THE MERGER AND THE CHANGE OF CONTROL OF RESTORATION ROBOTICS RESULTING FROM THE MERGER.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the issuance of Restoration Robotics common stock in the merger and the change of control of Restoration Robotics resulting from the merger.

PROPOSAL NO. 2:

APPROVAL OF THE ISSUANCE OF RESTORATION ROBOTICS COMMON STOCK IN THE EQUITY COMMITMENT LETTER FINANCING, RESTORATION ROBOTICS NOTE CONVERSION AND VENUS

CONCEPT NOTE CONVERSION INCLUDING TO CERTAIN RESTORATION ROBOTICS DIRECTORS

At the Restoration Robotics annual meeting, Restoration Robotics stockholders will be asked to approve the issuance of Restoration Robotics common stock in (i) the equity commitment letter financing and (ii) the Restoration Robotics note conversion, in each case, including the issuance of Restoration Robotics common stock to certain Restoration Robotics directors as described below.

Nasdaq Listing Rule 5635(d) a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of Restoration Robotics common stock in connection with certain non-public offerings involving the sale, issuance or potential issuance by a listed company of common stock (and/or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock outstanding before the issuance.

In addition, Nasdaq Listing Rule 5635(c) a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock in connection with certain non-public offerings involving the sale, issuance or potential issuance by a listed company of common stock (and/or securities convertible into common stock) to officers, directors, employees or consultants of a listed company at a price less than the market value of such common stock.

On March 15, 2019, Frederic Moll, M.D., one of Restoration Robotics’ directors, entered into an equity commitment letter pursuant to which Dr. Moll agreed to purchase $1.0 million in shares of Restoration Robotics common stock and has an option to purchase an additional $1.0 million in shares of Restoration Robotics common stock at a purchase price of $0.825 per share in the equity commitment letter financing on the same terms and conditions as other investor letter financing. On February 28, 2019, Dr. Frederic Moll, M.D., one of Restoration Robotics’ directors, and Interwest Partners IX, LP, a Restoration Robotics’ stockholder affiliated with Gil Kliman, M.D., one of Restoration Robotics’ directors, entered into a note purchase agreement pursuant to which they acquired $5.0 million in unsecured subordinated convertible promissory notes, or the convertible notes. All of the outstanding principal and unpaid accrued interest on the convertible notes will automatically be converted into Restoration Robotics common stock at the closing of the equity commitment letter financing, at a price of $0.825 per share on the same terms and conditions as other investor letter financing.

Longitude, EW Healthcare, HealthQuest and Aperture, each a shareholder of Venus Concept and affiliated with Juliet Tammenoms Bakker, Scott Barry, Dr. Garheng Kong and Dr. Anthony Natale, respectively, each a director of Venus Concept, have entered into an equity commitment letter pursuant to which Longitude, EW Healthcare, HealthQuest and Aperture have agreed to purchase $1.0 million, $10.0 million, $5.0 million and $0.5 million, respectively, in shares of Restoration Robotics common stock and each has the option, but not the obligation, to purchase an additional $0.952 million, $9.524 million, $4.762 million and $0.266 million in shares of Restoration Robotics common stock at a purchase price of $0.825 per share in the equity commitment letter financing, in each case subject to rights of assignment under the equity commitment letter.

The purchase price for the common stock in the equity commitment letter financing and the conversion price for convertible notes may be less than the market value of such common stock. As a result, Restoration Robotics stockholder approval of the issuance of the common stock (i) to Frederic Moll, M.D. and the affiliates of Ms. Bakker, Mr. Barry, Dr. Kong and Dr. Natale in the equity commitment letter financing (ii) to each of Frederic Moll, M.D., and Interwest Partners IX, LP (the affiliate of Dr. Kliman) in the Restoration Robotics note conversion and (iii) to affiliates of Ms. Bakker, Mr. Barry and Dr. Kong in the Venus Concept note conversion is required pursuant to Rule 5635(c).

Immediately following the merger (without giving effect to the equity commitment letter financing and the Restoration Robotics note conversion), it is expected that the former Venus Concept shareholders will own approximately 85% of the fully-diluted common stock of Restoration Robotics, with the Restoration Robotics stockholders as of immediately prior to the merger owning approximately 15% of the fully-diluted common stock of Restoration Robotics.

The issuance of shares of Restoration Robotics common stock in the equity commitment letter financing, the Restoration Robotics note conversion and the Venus Concept note conversion will dilute, and thereby reduce, each then-existing stockholder’s proportionate ownership in the combined company common stock. Assuming that the reverse split ratio implemented by Restoration Robotics’ board of directors (after obtaining the required stockholder approval pursuant to Proposal No. 5) is 15 to 1, then at the closing of the equity commitment letter financing for an aggregate of $21.0 million, the Restoration Robotics note conversion and the Venus Concept note conversion immediately following the closing of the merger, Restoration Robotics will issue approximately 3.2 million shares of common stock (or 4.8 million shares if the investors exercise their option to purchase the full additional $20.0 million of common stock). Accordingly, after the closing of the equity commitment letter financing for an aggregate of $21.0 million, the Restoration Robotics note conversion and the Venus Concept note conversion, it is expected that Restoration Robotics stockholders will own approximately 86.5% of the common stock of Restoration Robotics post-financing, and the investors participating in the equity commitment letter financing, the Restoration Robotics note conversion and the Venus Concept note conversion (without taking into account any existing holdings in the combined company) will own 13.5% of the common stock of Restoration Robotics. If the investors exercise their option to purchase the full $20.0 million of common stock subject to the optional investment, on a fully-diluted basis, the combined company stockholders would own approximately 81% of the common stock of the combined company post-financing, and the investors participating in the equity commitment letter financing, the Restoration Robotics note conversion and the Venus Concept note conversion (without taking into account any existing holdings the combined company) would own approximately 19%.

Accordingly, in order to ensure compliance with Nasdaq Listing Rules 5635(d) and 5635(c), Restoration Robotics must obtain the approval of Restoration Robotics stockholders for the issuance of the shares of Restoration Robotics common stock in the equity commitment letter financing, including to Frederic Moll, M.D., and to the affiliates of Ms. Bakker, Mr. Barry, Dr. Kong and Dr. Natale and the Restoration Robotics note conversion, including to each of Frederic Moll, M.D., and Interwest Partners IX, LP (the affiliate of Dr. Kliman).

The terms of the equity commitment letter financing, the Restoration Robotics note conversion and the Venus Concept note conversion are described in more detail in the section titled “Agreements Related to the Merger—Equity Commitment Letter” and “Agreements Related to the Merger—Convertible Promissory Notes” beginning on pages 149 and 150 of this proxy statement/prospectus. A copy of the equity commitment letter is attached as Annex B.

When you consider Restoration Robotics’ board of directors’ recommendation to vote in favor of Proposal No. 2, you should be aware that certain of our directors may have interests that may be different from, or in addition to, the interests of other stockholders. In particular, if stockholder approval of Proposal No. 2 is obtained, Frederic Moll, M.D. and the affiliated stockholders of Dr. Kliman, Ms. Bakker, Mr. Barry, Dr. Kong and Dr. Natale may purchase Restoration Robotics common stock at a price below the market value of such common stock.

Required Vote

The affirmative vote of the majority of votes cast in person or by proxy at the Restoration Robotics annual meeting is required to approve the issuance of Restoration Robotics common stock in (i) the equity commitment letter financing and (ii) the Restoration Robotics note conversion.

RESTORATION ROBOTICS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 2 TO APPROVE THE ISSUANCE OF RESTORATION ROBOTICS COMMON STOCK IN (I) THE EQUITY COMMITMENT LETTER FINANCING, (II) THE RESTORATION ROBOTICS NOTE CONVERSION AND (III) THE VENUS CONCEPT NOTE CONVERSION.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the issuance of Restoration Robotics common stock in the equity commitment letter financing, the Restoration Robotics note conversion and the Venus note conversion.

PROPOSAL NO. 3:

APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE RESTORATION ROBOTICS, INC. 2017 INCENTIVE AWARD PLAN

Restoration Robotics’ 2017 Incentive Award Plan, or the 2017 Plan, was originally established under the name Restoration Robotics, Inc. 2017 Incentive Award Plan and most recently adopted by Restoration Robotics’ Board of Directors on September 12, 2017, and approved by Restoration Robotics’ stockholders on September 14, 2017. The 2017 Plan will be renamed the 2019 Incentive Award Plan, or the 2019 Plan, and amended and restated to reflect current best practices and subsequently adopted by the board of directors of Restoration Robotics, upon recommendation by the Compensation Committee, on                     , 2019, subject to stockholder approval.

The principal features of the 2019 Plan are summarized below. The summary is qualified in its entirety by the full text of the 2019 Plan, which is set forth as Annex C to this proxy statement/prospectus and which is marked to show the changes from the 2017 Plan. The principal amendment was to increase by 6,750,000 the total number of shares of the Restoration Robotics’ common stock, to be adjusted for the reverse stock split (after obtaining the required stockholder approval pursuant to Proposal No. 5), reserved for issuance as awards under the 2019 Plan. To further align compensation with performance, the 2019 Plan also specifically provides for the grant of performance stock and performance stock units and limits the payment of dividend equivalents unless the underlying award has vested. In addition, the 2019 Plan prohibits the repricing of stock options and stock appreciation rights without stockholder approval and specifies a two-year window following a “change in control” in which vesting may occur by reason of termination of employment.

2019 Equity Incentive Award Plan

The 2019 Plan, which includes an Israel sub-plan to accommodate option holders who are Israeli taxpayers, will be effective on the closing of this merger. The principal purpose of the 2019 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Share Reserve. Under the 2019 Plan, 6,750,000 shares of Restoration Robotics’ common stock, to be adjusted for the reverse stock split (after obtaining the required stockholder approval pursuant to Proposal No. 5), will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, performance stock awards, performance stock unit awards, restricted stock awards, restricted stock unit awards and other stock-based awards, plus the number of shares remaining available for future awards under the 2017 Plan as of the date of the merger. As of May 1, 2019, there were 1,155,484 of shares of Restoration Robotics’ common stock available under the 2017 Plan. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2019 Plan will be increased by (i) the number of shares represented by awards outstanding under Restoration Robotics’ 2017 Plan that are forfeited or lapse unexercised and which following the effective date are not issued under Restoration Robotics’ 2017 Plan and (ii) an annual increase on the first day of each fiscal year beginning in 2020 and ending in 2029, equal to the lesser of (A) 4% of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by Restoration Robotics’ board of directors. The 6,750,000 shares, to be adjusted for the reverse stock split (after obtaining the required stockholder approval pursuant to Proposal No. 5), reserved for issuance under the Plan may all be issued upon the exercise of incentive stock options, together with the number of shares added pursuant to (i) and (ii) of the preceding sentence, to the extent those shares may be added to the incentive stock option limit without causing any incentive stock options to cease to qualify as such.

The following counting provisions will be in effect for the share reserve under the 2019 Plan:

•

to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2019 Plan;

•

to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2019 Plan, such tendered or withheld shares will be available for future grants under the 2019 Plan;

•

to the extent that shares of Restoration Robotics’ common stock awarded by Restoration Robotics are repurchased by Restoration Robotics prior to vesting so that shares are returned to Restoration Robotics, such shares will be available for future grants under the 2019 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2019 Plan; and

•

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of Restoration Robotics’ subsidiaries will not be counted against the shares available for issuance under the 2019 Plan.

Administration. The compensation committee of Restoration Robotics’ board of directors is expected to administer the 2019 Plan unless Restoration Robotics’ board of directors assumes authority for administration. The compensation committee must consist of at least three members of Restoration Robotics’ board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Code to the extent required for purposes of compliance with transitional rules under Section 162(m) of the Code, a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of Restoration Robotics common stock are traded. The 2019 Plan provides that the board of directors or the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives to a committee consisting of one or more members of Restoration Robotics’ board of directors or one or more of its officers, other than awards made to its non-employee directors, which must be approved by Restoration Robotics’ full board of directors.

Subject to the terms and conditions of the 2019 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2019 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2019 Plan. Restoration Robotics’ board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2019 Plan. The full board of directors will administer the 2019 Plan with respect to awards to non-employee directors.

Eligibility. Options, including stock options that qualify under Section 102 of the Ordinance, stock options that qualify under Section 3(i) of the Tax Ordinance and stock options that qualify as ISOs for U.S. federal income tax purposes, SARs, restricted stock, performance stock and all other stock-based and cash-based awards under the 2019 Plan may be granted to individuals who are then Restoration Robotics’ officers, employees or consultants or are the officers, employees or consultants of certain of its subsidiaries. Such awards also may be granted to Restoration Robotics’ directors. Only employees of Restoration Robotics or certain of its subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2019 Plan provides that the administrator may grant or issue stock options, SARs, performance stock, performance stock units, restricted stock, restricted stock units, other stock-or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in an agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of Restoration Robotics common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with Restoration Robotics and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

•

Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of Restoration Robotics’ capital stock, the 2019 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•

Section 102 or 3(i) Options may be awarded by the administrator. Such stock options would qualify under Section 102 or Section 3(i) of the Ordinance, subject to the limitations under the Ordinance or any other applicable law and to determine the type and route of trustee with respect to options issued under Section 102 of the Ordinance.

•

Performance Stock may be granted to any eligible individual and made subject to such performance conditions and restrictions as may be determined by the administrator. Performance stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, performance stock may not be sold or otherwise transferred until conditions are satisfied and restrictions are removed or expire. Purchasers of performance stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, dividends paid prior to vesting will only be paid to the extent that the award vests and extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•

Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, dividends paid prior to vesting will only be paid to the extent that the award vests and extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•

Performance Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service and on performance criteria established by the administrator. Like performance stock, performance stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike performance stock, stock underlying performance stock units will not be issued until the performance stock units have vested, and recipients of performance stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•

Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of Restoration Robotics’ common stock over a set exercise price. The exercise price of any SAR granted under the 2019 Plan must be at least 100% of the fair market value of a share of Restoration Robotics’ common stock on the date of grant. SARs under the 2019 Plan will be settled in cash or shares of Restoration Robotics’ common stock, or in a combination of both, at the election of the administrator.

•

Other Stock or Cash Based Awards are awards of cash, fully vested shares of Restoration Robotics’ common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of Restoration Robotics’ common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

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Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of Restoration Robotics’ common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by an award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control. In the event of a change in control where the acquirer does not assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2019 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. In addition, the administrator will also have complete discretion to structure one or more awards under the 2019 Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual’s service with Restoration Robotics or the acquiring entity is subsequently terminated within two years following the change in control event. The administrator may also make appropriate adjustments to awards under the 2019 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2019 Plan, unless otherwise defined in an award agreement, a change in control is generally defined as:

•	the transfer or exchange in a single transaction or series of related transactions by Restoration Robotics’ stockholders of more than 50% of its voting stock to a person or group;

•	a change in the composition of Restoration Robotics’ board of directors such that incumbent directors cease to constitute a majority of the board;

•

the consummation of a merger, consolidation reorganization or business combination, a sale or disposition of all or substantially all of the Restoration Robotics’ assets or the acquisition of assets or stock of another entity, other than a transaction (i) that results in Restoration Robotics’ outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and (ii) after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction and (iii) after which at least a majority of the board of the successor entities were board members at the time of the approval of the transaction; or

•	Restoration Robotics’ liquidation or dissolution.

Adjustments of Awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of Restoration Robotics’ common stock or the share price of its common stock that would require adjustments to the 2019 Plan or any awards under the 2019 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2019 Plan;

•

the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2019 Plan.

Amendment and Termination. The administrator may terminate, amend or modify the 2019 Plan at any time and from time to time. However, Restoration Robotics must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Without the approval of stockholders, repricing of options, stock appreciation rights or other awards is not permitted. Accordingly, without the approval of stockholders, the exercise price per share of options, stock appreciation rights and other purchase rights may not be reduced, nor may such options, stock appreciation rights or purchase rights be exchanged for cash or another award.

Termination. The board of directors may terminate the 2019 Plan at any time. No incentive stock options may be granted pursuant to the 2019 Plan after the tenth anniversary of the effective date of the 2019 Plan, and no additional annual share increases to the 2019 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2019 Plan will remain in force according to the terms of the 2019 Plan and the applicable award agreement.

Restoration Robotics intends to file with the SEC a registration statement on Form S-8 covering the shares of its common stock issuable under the 2019 Plan.

U.S. Federal Income Tax Consequences

The following is a brief summary of the principal Federal income tax consequences of the grant and exercise of awards under present law, and assuming that nonstatutory stock options are granted at no less than the fair market value per share of the common stock on the date of grant.

Incentive Stock Options. An optionee will not recognize any taxable income for Federal income tax purposes upon receipt of an incentive stock option or, generally, at the time of exercise of an incentive stock option. The exercise of an incentive stock option generally will result in an increase in an optionee’s taxable income for alternative minimum tax purposes.

If an optionee exercises an incentive stock option and does not dispose of the shares received in a subsequent “disqualifying disposition” (generally, a sale, gift or other transfer within two years after the date of grant of the incentive stock option or within one year after the shares are transferred to the optionee), upon disposition of the shares any amount realized in excess of the optionee’s tax basis in the shares disposed of will be treated as a long-term capital gain, and any loss will be treated as a long-term capital loss. In the event of a “disqualifying disposition,” the difference between the fair market value of the shares received on the date of exercise and the option price (limited, in the case of a taxable sale or exchange, to the excess of the amount realized upon disposition over the optionee’s tax basis in the shares) will be treated as compensation received by the optionee in the year of disposition. Any additional gain will be taxable as a capital gain and any loss as a capital loss, which will be long-term or short-term depending on whether the shares were held for more than one year. Under proposed regulations, special rules apply in determining the compensation income recognized upon a disqualifying disposition if the option price of the incentive stock option is paid with shares of Restoration Robotics’ common stock. If shares of Restoration Robotics’ common stock received upon the prior exercise of an incentive stock option are transferred to Restoration Robotics in payment of the option price of an incentive stock option within either of the periods referred to above, the transfer will be considered a “disqualifying disposition” of the shares transferred, but, under proposed regulations, only compensation income determined as stated above, and no capital gain or loss, will be recognized.

Neither Restoration Robotics nor any of its subsidiaries will be entitled to a deduction with respect to shares received by an optionee upon exercise of an incentive stock option and not disposed of in a “disqualifying disposition.” Except as described in “Other Tax Matters” below, if an amount is treated as compensation received by an optionee because of a “disqualifying disposition,” Restoration Robotics generally will be entitled to a corresponding deduction in the same amount for compensation paid.

Nonstatutory Stock Options. An optionee will not recognize any taxable income for Federal income tax purposes upon receipt of a nonstatutory stock option. Upon the exercise of a nonstatutory stock option the amount by which the fair market value of the shares received, determined as of the date of exercise, exceeds the option price will be treated as compensation received by the optionee in the year of exercise. If the option price of a nonstatutory stock option is paid in whole or in part with shares of Restoration Robotics’ common stock, no income, gain or loss will be recognized by the optionee on the receipt of shares equal in value on the date of exercise to the shares delivered in payment of the option price. The fair market value of the remainder of the shares received upon exercise of the nonstatutory stock option, determined as of the date of exercise, less the amount of cash, if any, paid upon exercise will be treated as compensation income received by the optionee on the date of exercise of the stock option.

Except as described in “Other Tax Matters” below, Restoration Robotics generally will be entitled to a deduction for compensation paid in the same amount treated as compensation received by the optionee.

Stock Appreciation Rights. An awardee will not recognize any taxable income for Federal income tax purposes upon receipt of stock appreciation rights. The value of any common stock or cash received in payment of stock appreciation rights will be treated as compensation received by the awardee in the year in which the awardee receives the common stock or cash. Except as described in “Other Tax Matters” below, Restoration Robotics generally will be entitled to a corresponding deduction in the same amount for compensation paid.

Restricted Stock. An awardee of restricted stock will not recognize any taxable income for Federal income tax purposes in the year of the award, provided the shares are subject to restrictions (that is, they are nontransferable and subject to a substantial risk of forfeiture). However, an awardee may elect under Section 83(b) of the Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the shares on the date of the award, determined without regard to the restrictions. If the awardee does not make a Section 83(b) election, the fair market value of the shares on the date the restrictions lapse will be treated as compensation income to the awardee and will be taxable in the year the restrictions lapse. Except as described in “Other Tax Matters” below, Restoration Robotics generally will be entitled to a deduction for compensation paid in the same amount treated as compensation income to the awardee.

Restricted Stock Units. An awardee who receives restricted stock units will not recognize any taxable income for Federal income tax purposes upon receipt of the award. Any cash or shares of common stock received pursuant to the award will be treated as compensation income received by the awardee generally in the year in which the awardee receives such cash or shares of common stock. Except as described in “Other Tax Matters” below, Restoration Robotics generally will be entitled to a deduction for compensation paid in the same amount treated as compensation income to the awardee.

Performance Stock. An awardee of performance stock will not recognize any taxable income for Federal income tax purposes in the year of the award, provided the shares are subject to restrictions (that is, they are nontransferable and subject to a substantial risk of forfeiture). However, an awardee may elect under Section 83(b) of the Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the shares on the date of the award, determined without regard to the restrictions and performance conditions. If the awardee does not make a Section 83(b) election, the fair market value of the shares on the date the restrictions lapse will be treated as compensation income to the awardee and will be taxable in the year the restrictions lapse. Except as described in “Other Tax Matters” below, Restoration Robotics generally will be entitled to a deduction for compensation paid in the same amount treated as compensation income to the awardee.

Performance Stock Units. An awardee who receives a performance stock unit will not recognize any taxable income for Federal income tax purposes upon receipt of the award. Any cash or shares of common stock received pursuant to the award will be treated as compensation income received by the awardee generally in the year in which the awardee receives such cash or shares of common stock. Except as described in “Other Tax Matters” below, Restoration Robotics generally will be entitled to a deduction for compensation paid in the same amount treated as compensation income to the awardee.

Other Tax Matters. The acceleration of vesting of a stock option or stock appreciation right, the lapse of restrictions on restricted stock, restricted stock units or the deemed achievement or fulfillment of conditions on performance stock or performance units following the occurrence of a Change in Control, in certain circumstances, may result in (i) a 20% Federal excise tax (in addition to Federal income tax) to the awardee on certain payments of Restoration Robotics’ common stock or cash resulting from such acceleration or deemed achievement or fulfillment of conditions on performance stock or performance units or, in the case of restricted stock or restricted stock units on all or a portion of the fair market value of the shares on the date the restrictions lapse and (ii) the loss of a compensation deduction which would otherwise be allowable to Restoration Robotics as explained above. Restoration Robotics may lose a compensation deduction, which would otherwise be allowable, for all or a part of compensation paid if the employee is the Chief Executive Officer of Restoration Robotics (or acts in that capacity) or is another “covered employee” as defined under the Code (other than the Chief Executive Officer), if the total compensation paid to such employee exceeds $1,000,000.

Israeli Tax Consequences

The following is a summary of the Israeli income tax consequences of certain transactions under the 2019 Plan and the 2019 Plan’s Israeli sub-plan with regard to the granting of stock options to Israeli Stock Award holders. This summary is general and does not purport to be comprehensive. Generally, the 2019 Plan provides for the granting of stock options to employees, directors and consultants under either Section 102 or Section 3(i) of the Ordinance. The stock options granted under the 2019 Plan to employees and office holders, who are not controlling shareholders (as defined in the Tax Ordinance) are subject to Section 102 of the Ordinance and the stock options granted to participants in the 2019 Plan who do not qualify to receive stock options under Section 102, including consultants, service providers and controlling shareholders, are subject to Section 3(i) of the Tax Ordinance. Restoration Robotics intends to grant stock options under the 2019 Plan to Israeli employees and officers according to Section 102 of the Ordinance pursuant to the “capital gains tax route.”

Stock Options. The Capital Gains Tax Route generally provides, in connection with stock options, for a reduced tax rate of 25% on gains realized upon the sale of its underlying shares, subject to the fulfillment of certain procedures and conditions including the deposit of such stock options for a requisite period of time with a trustee approved by the Israeli Tax Authority (currently, 24 months from the date of grant). Notwithstanding the above, in any event where the exercise price of the underlying shares subject to the stock option is less than the fair market value of the underlying shares at the time of grant of the stock options (calculated as the average value of a company’s shares on the 30 trading days preceding the date of grant), such amount will be deemed ordinary income of the stock option holder, taxed at the applicable marginal tax rate (up to 50% in 2019, i.e. up to 47% marginal tax rate plus 3% surtax, if applies) together with health insurance and social security insurance payments, on the date of sale of the underlying shares and/or the date of the release of such underlying shares from trust. In the event the requirements of Section 102 of the Tax Ordinance for the allocation of stock options according to the Capital Gains Tax Route are not met, the benefit attributed to the stock option holder as a result of the grant of such stock options will be taxed as ordinary work income at applicable marginal income tax rates (together with health insurance and social security insurance payments). For as long as the shares issued upon exercise of stock options are registered in the name of the trustee, the voting rights with respect to such shares will remain with the trustee. Under the Capital Gains Tax Route, a company, or its Israeli subsidiary, as the case may be, is generally not entitled to recognize a deduction for Israeli tax purposes on the gain recognized by the stock option holder upon sale of the shares underlying the stock options (except for such amount that will be deemed ordinary income of the stock option holder as explained above, provided that such subsidiary reimburses the expenses of the issuing corporation with respect to the grant of stock options to Israeli grantees). The Israeli subsidiary of Restoration Robotics will be required to withhold applicable tax (and social security and national health insurance charges, if applicable) at source on behalf of the stock option holder and may be required to pay social security and national health insurance charges.

Generally, with respect to a holder of a 3(i) stock option, the taxable event shall take place on the date of exercise of the stock option into shares, and the income will be classified as regular employment or work income subject to marginal tax rates (if the participant is an individual) or corporate tax rates (if the participant is a corporation).

Required Vote

The affirmative vote of a majority of the votes cast in person or by proxy (not counting “abstentions” or “broker non-votes” as votes cast) at the Restoration Robotics annual meeting is required to approve the amendment and restatement of the 2017 Plan to increase the number of shares reserved for issuance thereunder and to make certain other amendements to the 2017 Plan as more fully described above.

RESTORATION ROBOTICS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 3 TO APPROVE THE AMENDMENT AND RESTATEMENT OF THE 2017 PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER AND CERTAIN OTHER AMENDMENTS TO THE PLAN AS MORE FULLY DESCRIBED HEREIN.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the amendment and restatement of the 2017 Plan to increase the number of shares reserved for issuance thereunder and to make certain other amendements to the 2017 Plan as more fully described above.

PROPOSAL NO. 4:

APPROVAL OF CORPORATE NAME CHANGE

At the Restoration Robotics annual meeting, Restoration Robotics stockholders will be asked to approve an amendment to the certificate of incorporation of Restoration Robotics to change the name of the corporation from “Restoration Robotics, Inc.” to “Venus Concept Inc.” by filing an amendment to the certificate of incorporation at the effective time of the merger. A copy of the proposed amendment to Restoration Robotics’ certificate of incorporation is attached as Annex D. The primary reason for the corporate name change is to maintain consistency with the existing operating business of Venus Concept to enable continued brand recognition of Venus Concept’s products and services following the consummation of the merger. Restoration Robotics’ management believes that the current name will no longer accurately reflect the business of Restoration Robotics and the mission of Restoration Robotics subsequent to the consummation of the merger.

Required Vote

The affirmative vote of holders of a majority of the outstanding shares of Restoration Robotics common stock entitled to vote at the Restoration Robotics annual meeting is required to approve the corporate name change.

RESTORATION ROBOTICS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 4 TO APPROVE THE CORPORATE NAME CHANGE.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the corporate name change.

PROPOSAL NO. 5:

APPROVAL OF THE AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF RESTORATION ROBOTICS EFFECTING THE REVERSE STOCK SPLIT

General

At the Restoration Robotics annual meeting, Restoration Robotics stockholders will be asked to approve a series of amendments to the Restoration Robotics amended and restated certificate of incorporation that will implement a reverse stock split of the issued and outstanding shares of Restoration Robotics common stock, at a reverse stock ratio in the range of between one new share for every ten shares and one new share for every fifteen shares outstanding (or any number in between). The effectiveness of any one of these amendments and the abandonment of the other amendments, or the abandonment of all of these amendments, will be determined by the Restoration Robotics board of directors in its discretion in connection with the merger. Upon the effectiveness of such amendment to the certificate of incorporation effecting the reverse stock split, or the reverse stock split effective time, the issued and outstanding shares of Restoration Robotics common stock immediately prior to the reverse stock split effective time will be reclassified into a smaller number of shares such that a Restoration Robotics stockholder will own one new share of Restoration Robotics common stock for each number of shares of issued common stock held by such stockholder immediately prior to the split effective time, as specified.

The Restoration Robotics board of directors may determine to effect the reverse stock split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the issuance of Restoration Robotics common stock pursuant to the Merger Agreement and the equity commitment letter financing and Restoration Robotics note conversion.

By approving this Proposal No. 5, Restoration Robotics stockholders will: (a) approve a series of alternate amendments to the amended and restated certificate of incorporation of Restoration Robotics pursuant to which any whole number of issued and outstanding shares of common stock between and including 10 and 15 could be combined and reclassified into one share of common stock; and (b) authorize the Restoration Robotics board of directors to file only one such amendment, as determined by the Restoration Robotics board of directors in its sole discretion, and to abandon each amendment not selected by Restoration Robotics board of directors. Should Restoration Robotics receive the required stockholder approval for this Proposal No. 5, and following such stockholder approval, the Restoration Robotics board of directors determines that effecting the reverse stock split is in the best interests of Restoration Robotics and its stockholders, the reverse stock split will become effective as specified in the amendment filed with the Secretary of State of the State of Delaware. The amendment filed thereby will contain the number of shares selected by the Restoration Robotics board of directors within the limits set forth in this Proposal No. 5 to be combined and reclassified into one share of Restoration Robotics common stock. Accordingly, upon the effectiveness of the amendment to the amended and restated certificate of incorporation of Restoration Robotics effecting the reverse stock split, every 10 to 15 shares (or any number in between) of Restoration Robotics common stock outstanding immediately prior to the split effective time will be combined and reclassified into one share of Restoration Robotics common stock.

The proposed form of certificate of amendment to the amended and restated certificate of incorporation of Restoration Robotics to effect the reverse stock split, as more fully described below, will affect the reverse stock split but will not change the number of authorized shares of Restoration Robotics common stock or preferred stock, or the par value of Restoration Robotics common stock or preferred stock.

A copy of the proposed form of certificate of amendment to the amended and restated certificate of incorporation of Restoration Robotics to effect the reverse stock split is attached as Annex E.

Notwithstanding approval of this Proposal No. 5 by Restoration Robotics stockholders, the Restoration Robotics board of directors may, in its sole discretion, abandon the proposed amendments and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split, as permitted under Section 242(c) of the DGCL.

Purpose

The Restoration Robotics board of directors approved the proposal approving the amendment to the Restoration Robotics amended and restated certificate of incorporation effecting the reverse stock split for the following reasons:

•

the Restoration Robotics board of directors believes effecting the reverse stock split will result in an increase in the minimum bid price of Restoration Robotics’ common stock and reduce the risk of a delisting of Restoration Robotics common stock from the Nasdaq Global Market in the future;

•

the Restoration Robotics board of directors believes a higher stock price may help generate investor interest in Restoration Robotics and ultimately the combined company and help Restoration Robotics attract and retain employees; and

•	Venus Concept’s obligation to complete the merger is conditioned upon, among other things, Restoration Robotics effecting the reverse stock split.

If the reverse stock split successfully increases the per share price of Restoration Robotics common stock, Restoration Robotics’ board of directors also believes this increase may increase trading volume in Restoration Robotics common stock and facilitate future financings by Restoration Robotics.

Nasdaq Requirements for Listing on the Nasdaq Global Market

Restoration Robotics common stock is listed on Nasdaq under the symbol “HAIR.” Restoration Robotics intends to file an initial listing application in the near term pursuant to the terms of the Merger Agreement for the combined company with Nasdaq.

According to the Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Restoration Robotics to have, among other things, a $4.00 per share minimum bid price upon the closing of the merger. Therefore, the reverse stock split will be necessary in order to consummate the merger.

In addition, it is a condition to the closing of the merger that Restoration Robotics stockholders approve the reverse stock split proposal. The merger is also conditioned on the shares of Restoration Robotics common stock to be issued in the merger pursuant to the Merger Agreement having been approved for listing on the Nasdaq Global Market or the Nasdaq Capital Market.

On March 14, 2019, Restoration Robotics received a letter from the listing qualifications department of the Nasdaq indicating that for 30 consecutive business days the Company’s common stock did not maintain a minimum closing bid price of $1.00, or Minimum Bid Price Requirement, per share as required by Nasdaq Listing Rule 5450(a)(1). In accordance with listing rule 5810(c)(3)(A), Restoration Robotics has 180 calendar days, or until September 10, 2019, to regain compliance with the minimum bid price rule. To regain compliance, the closing bid price of the Company’s common stock must be at least $1.00 per share for a minimum of ten consecutive business days before September 10, 2019. Approval of the reverse stock split proposal and implementation of the reverse stock split will enable Restoration Robotics to regain compliance with the Minimum Bid Requirement.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Restoration Robotics’ management being able to issue more shares without further stockholder approval. For example, before the reverse stock split and without giving effect to the issuance of shares in the merger, Restoration Robotics’ authorized but unissued shares of common stock would be approximately 259.1 million compared to shares issued of approximately 40.9 million. If Restoration Robotics effects the reverse stock split using a 15 for 1 ratio, its authorized but unissued shares without giving effect to the issuance of shares in the merger would be approximately 297.3 million compared to shares issued and outstanding of approximately 2.7 million. The reverse stock split will not affect the number of authorized shares of Restoration Robotics capital stock which will continue to be authorized pursuant to the amended and restated certificate of incorporation of Restoration Robotics, as amended.

Potential Increased Investor Interest

On July 26, 2019, Restoration Robotics common stock closed at $0.702 per share. An investment in Restoration Robotics common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide research coverage of lower priced stocks. Also, the Restoration Robotics board of directors believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Restoration Robotics common stock.

Restoration Robotics cannot predict whether the reverse stock split will increase the market price for Restoration Robotics common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•

the market price per share of Restoration Robotics common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Restoration Robotics common stock outstanding before the reverse stock split;

•	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the reverse stock split will result in a per share price that will increase the ability of Restoration Robotics to attract and retain employees; or

•	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing.

The market price of Restoration Robotics common stock will also be based on the performance of Restoration Robotics, and after the merger, on the performance of the combined company, and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Restoration Robotics common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Restoration Robotics may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Restoration Robotics common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

The reverse stock split will be realized simultaneously for all shares of Restoration Robotics common stock, options to purchase shares of Restoration Robotics common stock (including shares available for future grants under the 2017 Incentive Plan or under the 2019 Incentive Plan assuming Proposal No. 3 is approved by the stockholders of Restoration Robotics), and warrants to purchase shares of Restoration Robotics common stock outstanding immediately prior to the effective time of the reverse stock split. The reverse stock split will affect all holders of shares of Restoration Robotics common stock outstanding immediately prior to the effective time of the reverse stock split uniformly and each such stockholder will hold the same percentage of Restoration Robotics common stock outstanding immediately following the reverse stock split as that stockholder held immediately prior to the reverse stock split, except for immaterial adjustments that may result from the treatment of fractional shares as described below. The reverse stock split will not change the par value of Restoration Robotics common stock or preferred stock and will not reduce the number of authorized shares of Restoration Robotics common stock or preferred stock. Restoration Robotics common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse stock split will not affect Restoration Robotics continuing to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the Restoration Robotics stockholders approve the amendment to the Restoration Robotics amended and restated certificate of incorporation effecting the reverse stock split, and if the Restoration Robotics board of directors believe that a reverse stock split is in the best interests of Restoration Robotics and its stockholders, Restoration Robotics will file the amendment to the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as the Restoration Robotics board of directors has determined to be the appropriate split effective time. The amendment filed thereby will contain the number of shares selected by the Restoration Robotics board of directors within the limits set forth in this Proposal No. 5 to be combined and reclassified into one share of Restoration Robotics common stock. The Restoration Robotics board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the split effective time, each stock certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the split effective time, stockholders will be notified that the reverse stock split has been effected. Restoration Robotics expects that the Restoration Robotics transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent stock certificates representing pre-split shares in exchange for stock certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Restoration Robotics. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on the Nasdaq Global Market on the date immediately preceding the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Restoration Robotics is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Restoration Robotics or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction.

Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Restoration Robotics board of directors or contemplating a tender offer or other transaction for the combination of Restoration Robotics with another company, the reverse stock split proposal is not being proposed in response to any effort of which Restoration Robotics is aware to accumulate shares of Restoration Robotics common stock or obtain control of Restoration Robotics, other than in connection with the merger, nor is it part of a plan by management to recommend a series of similar amendments to the Restoration Robotics board of directors and stockholders. Other than the proposals being submitted to the Restoration Robotics stockholders for their consideration at the Restoration Robotics annual meeting, the Restoration Robotics board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Restoration Robotics. For more information, please see the section titled “Risk Factors—Risks Related to the Combined Company” beginning on page 34.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of the material U.S. federal income tax consequences of the reverse stock split to United States Holders (as defined below) of Restoration Robotics common stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, or the Treasury Regulations, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of Restoration Robotics common stock. Restoration Robotics has not sought and will not seek an opinion of counsel or any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the reverse stock split.

This discussion is limited to holders who hold their Restoration Robotics common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a Restoration Robotics stockholder, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders of Restoration Robotics common stock that are subject to special rules, including, without limitation:

•	persons who are not United States Holders (as defined below);

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	United States Holders whose functional currency is not the U.S. dollar;

•	persons holding Restoration Robotics common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	persons for whom Restoration Robotics common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Restoration Robotics common stock under the constructive sale provisions of the Code;

•	persons who hold or receive Restoration Robotics common stock pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons who hold at least five percent of Resotration Robotics capital stock (by vote or value);

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	tax-qualified retirement plans.

For purposes of this discussion, a “United States Holder” is a beneficial owner of Restoration Robotics common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds Restoration Robotics common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Restoration Robotics common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

In addition, the following discussion does not address the tax consequences of the reverse stock split under state, local and non-U.S. tax laws. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the reverse stock split, whether or not they are in connection with the reverse stock split.

HOLDERS OF RESTORATION ROBOTICS COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Reverse Stock Split

The reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a United States Holder of Restoration Robotics common stock generally should not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of a fractional share of Restoration Robotics common stock, as discussed below. A United States Holder’s aggregate tax basis in the shares of

Restoration Robotics common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of the Restoration Robotics common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Restoration Robotics common stock), and such United States Holder’s holding period in the shares of Restoration Robotics common stock received should include the holding period in the shares of Restoration Robotics common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Restoration Robotics common stock surrendered to the shares of Restoration Robotics common stock received in a recapitalization pursuant to the reverse stock split. United States Holders of shares of Restoration Robotics common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

A United States Holder of Restoration Robotics common stock that receives cash in lieu of a fractional share of Restoration Robotics common stock pursuant to the reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the United States Holder’s tax basis in the shares of Restoration Robotics common stock surrendered that is allocated to such fractional share of Restoration Robotics common stock. Such capital gain or loss should be long-term capital gain or loss if the United States Holder’s holding period for Restoration Robotics common stock surrendered exceeded one year at the effective time of the reverse stock split. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Payments of cash made in lieu of a fractional share of Restoration Robotics common stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of Restoration Robotics common stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.

Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of Restoration Robotics common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Required Vote

The affirmative vote of holders of a majority of the outstanding shares of Restoration Robotics common stock entitled to vote at the Restoration Robotics annual meeting is required to approve the amendment to the amended and restated certificate of incorporation of Restoration Robotics effecting a reverse stock split of Restoration Robotics common stock.

RESTORATION ROBOTICS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 5 TO APPROVE THE AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF RESTORATION ROBOTICS EFFECTING THE REVERSE STOCK SPLIT.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the amendment to the amended and restated certificate of incorporation of Restoration Robotics effecting the reverse stock split.

PROPOSAL NO. 6:

ELECTION OF DIRECTORS

At the Restoration Robotics annual meeting, Restoration Robotics’ stockholders will vote on the election of two (2) Class II directors to serve for a three-year term until Restoration Robotics’ 2022 annual meeting of stockholders and until their successors are elected and qualified. Restoration Robotics’ board of directors has unanimously nominated Frederic Moll, M.D. and Craig Taylor, upon the recommendation of Restoration Robotics’ nominating and governance committee, for reelection to Restoration Robotics’ board of directors as Class II directors. The nominees have indicated that they are willing and able to continue to serve as directors. If Frederic Moll, M.D. and Craig Taylor become unable or unwilling to serve, the accompanying proxy may be voted for the election of such other person or persons as may be designated by Restoration Robotics’ nominating and governance committee.

Restoration Robotics stockholders should understand, however, that if the merger with Venus Concept is completed, the effect of the approval of Proposal No. 6 will be limited since the composition of the Restoration Robotics board of directors will be changed upon completion of the merger in accordance with the Merger Agreement.

Required Vote

The Class II directors will be elected by a plurality of the votes cast, in person or represented by proxy, and entitled to vote at the Restoration Robotics annual meeting, assuming a quorum is present. Stockholders do not have cumulative voting rights in the election of directors.

RESTORATION ROBOTICS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF FREDERIC MOLL, M.D. AND CRAIG TAYLOR AS CLASS II DIRECTORS PURSUANT TO THIS PROPOSAL NO. 6.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the election of each of Frederic Moll, M.D. and Craig Taylor.

PROPOSAL NO. 7:

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

At the Restoration Robotics annual meeting, Restoration Robotics’ stockholders will be asked to ratify the appointment of Grant Thornton LLP as Restoration Robotics’ independent registered public accounting firm for the fiscal year ending December 31, 2019. Representatives of Grant Thornton LLP are expected to be present at the Restoration Robotics annual meeting and will have the opportunity to make statements if they desire to do so. Such representatives are also expected to be available to respond to appropriate questions.

Stockholder ratification of the appointment of Grant Thornton LLP as Restoration Robotics’ independent registered public accounting firm is not required by its bylaws or other governing documents. However, the board of directors is submitting the appointment of Grant Thornton LLP to the stockholders for ratification as a matter of good corporate governance. The audit committee is not bound by a vote either for or against this proposal. The audit committee will consider a vote against Grant Thornton LLP by the stockholders in selecting Restoration Robotics’ independent registered public accounting firm in the future. If the stockholders fail to ratify the selection, the audit committee of the board will reconsider whether or not to retain that firm. Even if the stockholders do ratify the appointment, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it believes that such a change would be in the best interests of Restoration Robotics and its stockholders.

Additionally, Restoration Robotics’ stockholders should understand that if the merger with Venus Concept is completed, the effect of the approval of the ratification of the selection of Grant Thornton LLP as Restoration Robotics’ independent registered public accounting firm for the year ending December 31, 2019 will be limited since it is likely that the combined company may decide to engage a new independent audit firm immediately or shortly after completion of the merger.

Auditor’s Fees

The following table shows the fees billed or expected to be billed by Grant Thornton LLP for 2017 and 2018 in connection with audit services rendered during the past two (2) fiscal years.

	2018	2017
Audit Fees (1)	$552,664	$1,230,555
Tax Fees (2)	43,549	70,132
Audit-Related Fees	—	—
All Other Fees	—	—

Total	$596,213	$1,300,687

(1)

Audit fees represent fees for professional services provided in connection with the audit of Restoration Robotics’ financial statements and review of its quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees represent fees and expenses for professional services for tax compliance, tax advice and tax planning.

Pre-Approval Policies and Procedures

The audit committee or a delegate of the audit committee pre-approves, or provides pursuant to pre-approvals policies and procedures for the pre-approval of, all audit and non-audit services provided by its independent registered public accounting firm. This policy is set forth in the charter of the audit committee and is available at http://ir.restorationrobotics.com.

The audit committee approved all of the audit, audit-related, tax and other services provided by Grant Thornton LLP for 2017 and all of the audit, audit-related, tax and other services provided by Grant Thornton LLP in 2018 and, in each case, the estimated costs of those services. Actual amounts billed, to the extent in excess of the estimated amounts, are periodically reviewed and approved by the audit committee.

Required Vote

The affirmative vote of a majority of the votes cast in person or by proxy (not counting “abstentions” or “broker non-votes” as votes cast) at the Restoration Robotics annual meeting will be required to approve the proposal to ratify the appointment of Grant Thornton LLP as Restoration Robotics’ independent registered public accounting firm for the fiscal year ending December 31, 2019.

RESTORATION ROBOTICS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 7 TO RATIFY THE APPOINTMENT OF GRANT THORNTON LLP AS RESTORATION ROBOTICS’ INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy to vote shares “FOR” the ratification of the appointment of Grant Thornton LLP as Restoration Robotics’ independent registered public accounting firm for the fiscal year ending December 31, 2019.

PROPOSAL NO. 8:

APPROVAL OF POSSIBLE ADJOURNMENT OF THE ANNUAL MEETING

If Restoration Robotics fails to receive a sufficient number of votes to approve Proposal Nos. 1, 2, 3 and 5, Restoration Robotics may propose to adjourn the Restoration Robotics annual meeting, for a period of not more than 60 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2, 3 and 5. Restoration Robotics currently does not intend to propose adjournment at the Restoration Robotics annual meeting if there are sufficient votes to approve Proposal Nos. 1, 2, 3 and 5.

Required Vote

If a quorum is present, the affirmative vote of the majority of votes cast in person or by proxy (not counting “abstentions” or “broker non-votes” as votes cast) is required to approve the adjournment of the Restoration Robotics annual meeting for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2, 3 and 5.

RESTORATION ROBOTICS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 8 TO ADJOURN THE RESTORATION ROBOTICS ANNUAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1, 2, 3 AND 5. THEREFORE, THE APPROVAL OF EACH SUCH PROPOSAL IS REQUIRED TO CONSUMMATE THE MERGER.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy to vote shares “FOR” the ratification to adjourn the Restoration Robotics annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 and 5.

VENUS CONCEPT BUSINESS

Overview

Venus Concept is an innovative global medical technology company that develops, commercializes, and delivers minimally invasive and non-invasive medical aesthetic technologies and related practice enhancement services. To address the financial barriers faced by physicians and aesthetic service providers globally, Venus Concept focuses its product sale strategy on a subscription-based business model in North America and in Venus Concept’s well-established direct global markets. Venus Concept has received FDA clearance for the combined use of multipolar radio frequency, or RF, and pulsed electromagnetic fields, or PEMF, for non-invasive treatment of facial rhytides (wrinkles) in Fitzpatrick skin types I (ivory)-IV (light brown), and temporary reduction in the appearance of cellulite, among others. In certain jurisdictions outside of the United States, Venus Concept’s products have received marketing authorizations for indications such as temporary increase of skin tightening, cellulite reduction and uses for certain soft tissue injuries, among others, and for vaginal treatment in the Israeli market. Venus Concept’s proprietary multipolar RF and PEMF technologies, also referred to as Venus Concept’s (MP)2 technology, synergistically deliver consistent homogenous treatments in a minimally invasive process. Venus Concept also uses in its systems Intense Pulsed Light, or IPL, for treatment of benign pigmented epidermal and cutaneous lesions, lasers for hair removal and fractional ablative RF modality for skin resurfacing. Venus Concept designs and sells a full-suite of medical aesthetic products and markets its current products primarily to physicians interested in providing minimally invasive and non-invasive aesthetic medical procedures, and to aesthetic medical spas. Through its NeoGraft division, Venus Concept offers an automated hair restoration system that facilitates the harvesting of follicles during a follicular unit extraction, or FUE, process, improving the accuracy and speed over commonly used manual extraction instruments. Venus Concept’s NeoGraft systems are sold primarily to plastic surgeons and dermatologists, and in the United States Venus Concept offers these doctors the services of a group of independently contracted technicians, whom Venus Concept markets as “NeoGrafters”. These technicians are certified to assist the physician during a NeoGraft hair restoration procedure.

Venus Concept systems have been designed on a cost-effective, proprietary and flexible platform that enables Venus Concept to expand beyond the aesthetic industry’s traditional markets of dermatology and plastic surgery, and into non-traditional markets, including family and general practitioners and aesthetic medical spas. In 2018, a substantial majority of Venus Concept’s systems delivered in North America were in non-traditional markets.

Traditional energy-based aesthetic devices can require financial commitments of up to $190,000, which typically involve third-party financing, often with personal guarantees. These products are often superseded by next-generation products within 18 to 24 months, making it financially difficult for aesthetic service providers to continually access the market’s newest technologies, and for providers in non-traditional markets to justify the significant investment. To address the financial barriers faced by physicians and aesthetic service providers globally, in Venus Concept’s well-established direct global markets, Venus Concept focuses its product sales strategy on a subscription-based business model. Venus Concept’s subscription model includes an up-front fee, and a monthly payment schedule, typically over a period of 36 months, with approximately 40% of total contract payments collected in the first year. These recurring monthly payments provide Venus Concept’s customers with enhanced financial transparency and predictability. If economic circumstances are appropriate, Venus Concept provides customers in good standing with the opportunity to “upgrade” to new agreements for the newest available or alternative Venus Concept technology throughout the subscription period. This structure can provide customers greater flexibility than traditional equipment leases secured through finance companies. Through Venus Concept’s practice enhancement services, Venus Concept works closely with customers and physicians in providing business recommendations that can improve the quality of service outcomes, build traffic and improve financial returns for the customer’s businesses.

Venus Concept has developed and commercialized nine technology platforms, including Venus Concept’s NeoGraft system. Venus Concept’s medical aesthetic technology platforms have received regulatory clearance or authorization for indications such as treatment of facial wrinkles in certain skin types, temporary reduction of appearance of cellulite and relief of minor muscle aches and pains, as well as other indications that are cleared or authorized for marketing in overseas markets but not in the United States, such as treatment of certain soft tissue injuries, temporary increase of skin tightening, temporary body contouring, and for vaginal treatments in the Israeli market. In 2018, Venus Concept purchased the NeoGraft business to begin to penetrate the hair restoration market.

In the United States, Venus Concept has obtained 510(k) clearance from FDA for Venus Concept’s Venus Freeze and Freeze Plus systems, Venus Viva, Venus Legacy, Venus Versa, Venus Velocity, Venus Heal and Venus Bliss systems. The Venus Glow and NeoGraft systems are listed as class I devices under FDA classification system. Outside the United States, Venus Concept markets its technologies in over 60 countries across Europe, Asia-Pacific and Latin America. Because each country has its own regulatory scheme and clearance process, not every device is cleared or authorized for the same indications in each market in which a particular system is marketed. See “Venus Concept Business—Venus Concept’s Products” beginning on page 200 of this proxy statement/prospectus for a summary of FDA, EU and Health Canada cleared indications for Venus Concept’s systems.

Venus Concept generates recurring monthly revenue under its subscription model, and from traditional system sales. Venus Concept commenced a subscription-based business model in North America in 2011 and, for the three months ended March 31, 2019 and the years ended December 31, 2018, 2017 and 2016, approximately 71%, 75%, 77% and 54%, respectively, of systems delivered were sold under Venus Concept’s subscription model. Venus Concept has launched its subscription model in targeted international markets in which it operates directly. Venus Concept operates directly in 29 international markets through Venus Concept’s 24 direct offices in the United States, Canada, United Kingdom, Japan, South Korea, Mexico, Argentina, Colombia, Spain, France, Germany, Australia, China, Hong Kong, Singapore, Indonesia, Vietnam, India, Israel, Italy, Bulgaria, Russia, Kazakhstan and South Africa.

Market Overview

The market for aesthetic procedures is large, growing, global in scale, and comprised of both surgical and non-surgical procedures. The International Society of Aesthetic Plastic Surgery, or ISAPS, reported approximately 23 million cosmetic surgical and non-surgical procedures worldwide in 2017. The American Society of Plastic Surgeons, or ASPS, estimates that, in the United States alone, consumers elected to have approximately 18 million cosmetic procedures in 2018, of which 16 million procedures were estimated to be minimally-invasive procedures. According to the ASPS, the top five minimally invasive procedures in 2018 were botulinum toxin type A injections (botox), soft tissue fillers, chemical peels, laser hair removal, and microdermabrasion. Additionally, the American Society for Aesthetic Plastic Surgery, or ASAPS, estimated the total market for non-surgical cosmetic procedures in the United States to be approximately $2.0 billion in 2017. According to data collected by the International Society of Hair Restoration, or ISHRS, the global market for hair restoration procedures was approximately $4.1 billion in 2016.

In the traditional aesthetic market, procedures are generally performed by dermatologists and plastic surgeons. The Association of American Medical Colleges, or AAMC, estimates that in the United States, there were approximately 12,000 dermatologists and approximately 7,100 plastic surgeons in 2017. In the non-traditional aesthetics market, procedures are performed by family practitioners and medical spa operators, among others. The AAMC estimates that in 2017 in the United States, there were approximately 113,500 family practitioners. The American Med Spa Association estimates that there were 4,200 medical spas in the United States in 2017.

Venus Concept believes several factors are contributing to the growth in the aesthetic market, including:

•

Continuing focus on body image and appearance. Both women and men continue to be concerned with their body image and appearance. Additionally, the population and wealth of the aging “baby boomer” demographic segment and its desire to retain a youthful appearance have driven the growth in aesthetic procedures.

•

Wide acceptance of aesthetic procedures. According to a ASAPS 2017 survey, both surgical and non-surgical cosmetic procedures continue to grow in the United States. Total non-surgical cosmetic procedures increased by 37.6% from 2012 to 2017.

•

Broader availability of minimally and non-invasive procedures. Technological developments have resulted in the introduction of a broader range of safe, effective, easy-to-use, and low-cost minimally invasive and non-invasive aesthetic procedures, with fewer side effects. This has resulted in wider adoption of aesthetic procedures by practitioners. According to the ASAPS, nonsurgical procedures were performed more often in 2016 and 2017 than surgical procedures.

•

Increased physician focus and changing practitioner economics. Managed care and government payor reimbursement restrictions in the United States, and similar payment-related constraints outside of the United States, are motivating practitioners to establish or expand their elective aesthetic practices with procedures that are paid for directly by patients. As a result, in addition to traditional aesthetic providers, non-traditional providers have begun to perform these procedures.

•

Increasingly affordable treatment solutions. New, lower cost technologies combined with procedure pricing pressures will broaden the patient population for minimally invasive and non-invasive aesthetic procedures, which we believe will continue to contribute to increased market demand.

Limitations of Existing Technologies

Venus Concept believes that several limitations have restricted the growth of existing aesthetic technologies and that patients who do not require significant skin tightening, cellulite reduction, circumferential reduction or body contouring will explore non-invasive alternatives to minimize the pain, expense, downtime, and surgical risks associated with current invasive procedures. Most existing non-invasive procedures are based on various forms of directed energy treatments, such as RF, IPL, lasers using various wavelengths, shockwave therapy or ultrasound.

Most current aesthetic technologies present the following limitations:

•

Surgical risks. Invasive and minimally invasive procedures can carry surgical risks associated with the safety of the patient and generally require administering general or local anesthesia, which can carry additional risks.

•

Surgical recovery. Invasive and minimally invasive procedures can often cause pain and require post-surgical recovery. As a result, patients may need to spend time away from work and take prescribed pain medications during post-surgery recovery.

•

Pain and discomfort. Many existing non-invasive procedures involving various laser wavelengths, RF, IPL and shockwave can cause pain during the procedure, which we believe may effect the operator’s ability to deliver a full therapeutic treatment without creating patient discomfort.

•

Potentially undesired results. Current invasive procedures can cause non-uniform fat reduction, dimpling, lumpiness, numbness, scarring, discoloration or sagging skin in the treated area. Minimally invasive and non-invasive procedures can cause skin or tissue damage if the physician does not carefully control the heat or ultrasound energy delivered in the treatment area.

•

Limited repeatability. Invasive, minimally invasive and non-invasive procedures may trigger non controlled necrosis and/or body’s wound healing response, which may lead to the formation of scar tissue in the treated area and may prevent the patient from undergoing follow-up procedures to enhance or correct the original treatment results if the patient is not satisfied with initial aesthetic results.

•

Physician skill and technique dependent. The aesthetic results achieved through most invasive and minimally invasive procedures are dependent upon a physician’s skill and training. In addition, these procedures often require a significant amount of direct physician or highly trained personnel time to perform the procedure. Poor technique may lead to reduced efficacy, inconsistent aesthetic results and adverse events.

•	High cost. Invasive procedures can be significantly more expensive for patients than minimally invasive or non-invasive aesthetic procedures.

•	Effective only for certain skin types. Laser-based and IPL-based technologies may not be as effective on darker skin tones and therefore the appropriate pool of patients may be more limited.

Venus Concept’s Solutions

Technology Solution

Venus Concept has designed a suite of medical aesthetic systems that use Venus Concept’s proprietary (MP)2 technology to address the limitations of existing medical aesthetic technologies and procedures. Venus Concept systems have the following characteristics:

•

Non-invasive. Venus Concept systems use technologies that are primarily non-invasive. Venus Concept’s core (MP)[2] technology combines multipolar RF and magnetic pulse synthesizers to homogenously raise temperature over the entire treatment area and multiple skin layers. Controlled, targeted, uniform heat distribution and the ability to maintain clinically accepted therapeutic temperature for the entire treatment results in no heat spikes (thermal surges) and eliminates the need for topical cooling agents.

•

Easy-to-use and delegable technology. Venus Concept believes that the use of its systems is not technique-dependent and requires limited training and skills to obtain successful aesthetic results. This allows physicians to leverage their own time and increase throughput since procedures can be performed by non-physician operators, subject to local regulations. Venus Concept designs its systems to be easy to operate with this benefit in mind.

•

Results for broad range of skin types. Venus Concept’s (MP)[2] technology uses proprietary algorithms that harness the benefits of both RF and PEMF therapy. This resulting energy matrix penetrates multiple layers of skin, raising temperature homogenously and effectively. This type of skin penetration improves treated conditions and provides visible results for a broad range of skin types.

•

Technology enables products to be designed for affordability. Venus Concept’s technology enables the company to focus on designing and manufacturing products at an affordable cost. Venus Concept offers products to physicians and other customers at competitive prices without sacrificing quality, while maintaining Venus Concept’s margin objectives. Venus Concept’s competitive prices and subscription model also allow physicians and other customers the option to offer patients more affordable prices.

Subscription-based Business Model

Venus Concept’s subscription-based business model enables it to expand beyond the traditional physician marketplace and offer solutions to the non-traditional physician community and medical aesthetic spas. Venus Concept’s subscription-based model is designed to provide a lower initial barrier to ownership and is comprised of a modest up-front fee followed by monthly subscription payments. The significantly reduced upfront financial commitments, without onerous credit and disclosure requirements, make this business model increasingly appealing and affordable to non-traditional physicians. In addition, to support the growth initiatives of Venus Concept’s customers, Venus Concept has developed practice enhancement services that provides Venus Concept’s customers with a fully integrated monthly marketing support program with business and marketing tools to grow their practices, improve their financial and business performance, and maximize their return on investment, while also supporting Venus Concept’s sale of products and ancillary services. These interactions help in further building Venus Concept’s customer relationships.

Venus Concept’s subscription model includes of an up-front fee and a monthly payment schedule typically over a period of 36 months, with approximately 40% of total contract payments collected in the first year. If economic circumstances are appropriate, throughout the subscription period, Venus Concept allows its customers in good standing with the opportunity to “upgrade” to new agreements for the newest available or alternative Venus Concept technology throughout the subscription period. This structure can provide greater flexibility to customers than traditional leases secured through finance companies. To ensure that each monthly product payment is made on time and that the customer’s systems are serviced in accordance with the terms of the warranty, every product purchased under a subscription agreement requires a monthly activation code, which Venus Concept provides to the customer upon receipt of the monthly payment.

Venus Concept commenced its subscription-based business model in North America in 2011 and, for the three months ended March 31, 2019 and the years ended December 31, 2018, 2017 and 2016, approximately 71%, 75%, 77% and 54%, respectively, of systems delivered were sold under its subscription model. For more information see section titled “— Sales and Marketing — Direct Sales” beginning on page 212 of this proxy statement/prospectus.

Competitive Advantages for Venus Concept

•

Expands potential market. Venus Concept’s subscription-based model enables the company to sell to both traditional and non-traditional customers without the involvement of third-party lenders, which allows the company to reach many customers who choose not to purchase competitors’ products because of the barriers associated with equipment financing.

•

Mitigates credit risk. Venus Concept’s payment and 30-day activation code technology helps to mitigate the risk that Venus Concept’s customers will default on their payments by not allowing them to continue to use the system until the monthly payment is received.

•

Maintains strong customer relationships. Venus Concept’s payment model requires it to maintain awareness of customer views and expectations, which allows the company to provide high-quality services and maintain an on-going relationship with customers on a month-to-month basis. Venus Concept’s “high-touch” customer philosophy leads to continuous interactions with its customers and enables Venus Concept to cultivate strong and long-term relationships.

•

Controls secondary market resales. Venus Concept’s monthly activation controls also reduce the risk that Venus Concept’s products will be resold in the secondary market without authorization. This allows Venus Concept to control the various distribution channels for Venus Concept’s products and maintain an optimal value of Venus Concept’s products after purchase.

•

Opportunities for access to the newest available Venus technology and revenue enhancement. Venus Concept’s customers have the opportunity throughout the subscription period to enter into new agreements for the newest available or alternative Venus technology. A subscription agreement also allows customers to participate in the most current marketing and branding activities Venus Concept offers. Venus Concept’s monthly call schedules with the customer and practice enhancement services lead to continuing client interaction and the ability to execute on mutually agreed upon marketing goals and strategies.

Competitive Advantages for Venus Concept’s Customers

•

Less onerous credit and disclosure requirements for physicians and clinics. Venus Concept’s subscription model allows physicians and clinics to purchase Venus Concept’s products without the involvement of third-party lenders or leasing companies that require borrowers to undergo burdensome application, review and fee requirements.

•

Return on investment. By spreading payments over a 36-month period, Venus Concept’s subscription model option is designed to facilitate physicians achieving positive cash-flow from their investment in Venus Concept’s systems, thus reducing a portion of implementation risk and concerns associated with large capital equipment purchases.

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Expansion of services. Venus Concept’s systems allow physicians to expand services offered within their practices. A majority of Venus Concept’s systems can be used to treat more than one clinical indication, and some products can be purchased as a modular platform that can be modified to match the needs of a growing aesthetic business. To the extent Venus Concept is successful in receiving FDA and other clearances for additional clinical indications, the value of Venus Concept’s modular platform technologies to physician practices may be further enhanced.

•

Leverage physician time and clinic infrastructure. Subject to the laws of each state in the United States and in other jurisdictions, Venus Concept’s physician customers may delegate these non-invasive procedures to nurse practitioners, technicians and other non-physicians as long as the systems are operated under the physicians’ supervision. Venus Concept believes that this creates leverage to save physician time and requires the use of less practice infrastructure.

•

Opportunity to upgrade. Venus Concept’s customers in good standing have the opportunity under the subscription model to “upgrade” into new agreements for the newest available or alternative Venus technology, which allows these customers to employ Venus Concept’s latest technologies in their practices.

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Practice enhancement services. Venus Concept’s practice enhancement services offer marketing, clinical and technical support to subscription customers. These services focus on improving practice or clinic revenue performance, as well as the customers’ overall financial and business metrics. In addition, customers can take advantage of a diverse menu of digital marketing services that Venus Concept offers, which include website solutions and management, social media strategy and design, photography and video production services, custom newsletter preparation, and other educational programs that Venus Concept believes are effective and helpful in supporting the growth of their practices.

Venus Concept’s Strategy

Venus Concept’s goal is to become a leading global provider of minimally invasive and non-invasive medical aesthetic technologies and complimentary products, hair restoration technologies and marketing and other support services for aesthetic practitioners and aesthetic medical spas. To achieve this goal, Venus Concept intends to:

•

Broaden Venus Concept’s portfolio of product offerings. Venus Concept is continuing to expand its range of new product offerings, which will create new opportunities for growth and market penetration. Currently Venus Concept is using its core technology for new indications in non-invasive fat reduction, as well as in the non-invasive feminine health area in certain markets. Venus Concept has several new systems under development, which it believes will provide the ability to expand into additional markets and clinical treatment areas, subject to obtaining applicable regulatory approvals.

•

Hair restoration market. Venus Concept expanded its product offering in 2018 with the acquisition of NeoGraft. Through its NeoGraft division, Venus Concept intends to focus on providing a complete set of products and services to address the hair restoration market. According to ISHRS, in 2016, an estimated $4.1 billion was spent globally on surgical hair restoration treatments.

•

Expand Venus Concept complementary service offerings. Venus Concept will continue to expand its range of complementary services, which will create new opportunities for growth. In addition to its systems, Venus Concept recently began offering marketing services through an internal advertising agency, and a revenue share program that complements its systems to help enhance the overall profitability and success of its customers. Venus Concept believes that as it continues to grow these services it will increase brand recognition, increase customer loyalty and expand the addressable market for its products and services.

•	Expand FDA (and other regulatory agencies) cleared indications for Venus Concept’s products. Venus Concept intends to seek additional regulatory clearances from FDA, the China Food and Drug

Administration, or the CFDA, Health Canada and other national regulatory bodies and to extend the scope of its existing CE Mark certifications. Additionally, Venus Concept intends to expand the scope of marketable indications for its technologies in various other markets.

•

Leverage Venus Concept’s subscription model to new market channels. Venus Concept’s subscription model offers its customers an alternative to using third-party lenders and reduces their capital expenditure obligations. Venus Concept believes that with increased restrictions on government reimbursement for medical procedures, there is a large, predominantly untapped market of physicians and physician-owned clinics that are seeking new “pay out-of-pocket” revenue streams. Limited availability of cost-effective capital financing to many non-traditional customers makes it more difficult for these types of providers to build new revenue streams. Venus Concept’s technology and subscription model specifically target, support and address these issues, enabling Venus Concept to expand into new markets.

•

Expand into non-traditional markets. Venus Concept intends to market its systems to current and potential providers of aesthetic services in the large and under-penetrated non-traditional aesthetic market. The ease of use of most of Venus Concept’s technologies makes Venus Concept’s systems suitable for adoption by physicians and other providers in non-traditional markets, including general and family practitioners and aesthetic medical spas.

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Increase Venus Concept’s international presence. Venus Concept has built a direct sales force through wholly-owned subsidiaries in the United States, Canada, United Kingdom, Japan, South Korea, Mexico, Argentina, Colombia, Spain, France, Germany, Israel and Australia, and majority-owned subsidiaries in China, Hong Kong, Singapore, Indonesia, Vietnam, India, Italy, Bulgaria, Russia, Kazakhstan and South Africa. Venus Concept intends to continue to grow its sales and marketing organization outside of North America with an emphasis on marketing of Venus Concept’s subscription-based model. Venus Concept believes it is positioned to continue to grow the percentage of its revenue from customers located outside North America.

•

Increase consumer awareness and demand for Venus Concept’s products. Venus Concept intends to continue to employ targeted and strategic media to engage consumers through social and digital media marketing programs in order to generate awareness of and demand for Venus Concept’s technologies, with an emphasis on targeting the non-traditional physician market.

Venus Concept Technologies

Venus Concept uses a variety of technologies that allow the company to expand into non-traditional physician markets. One differentiating technology is Venus Concept’s proprietary multipolar magnetic pulsed technology, or (MP)2, which synergizes PEMF and a multipolar RF matrix. Venus Concept’s (MP)2 technology is applicable to a wide range of non-invasive skin tightening, wrinkle reduction and body contouring, and Venus Concept plans to enter the rapidly growing non-invasive feminine health and the fat reduction markets in various geographic regions once it receives the necessary regulatory clearances. Venus Concept also currently has solutions based on other technologies such as fractional ablative RF, IPL and laser technologies, affording a broader set of solution options to address key markets for hair removal, and vascular pigmented lesions and circumference reduction. As part of Venus Concept strategy, Venus Concept’s Heal, Freeze Plus and Fiore systems come with integrated Automatic Temperature Control, or ATC, and Venus Concept’s Velocity, Heal, Fiore, Freeze Plus and NeoGraft systems come with integrated internet of things, or IOT, capabilities.

Background on Energy-Based Aesthetic Technologies

RF, a technique that has been employed for several decades for medical purposes, uses an oscillating current of electricity to generate energy in the form of heat. This heat can be used to stimulate, coagulate and/or ablate targeted tissue within the body. RF energy is most commonly used in aesthetic dermatology as a noninvasive method of skin tightening, wrinkle removal, and facial rejuvenation. These effects are produced within the heated area through several mechanisms, including ablation and coagulation of connective tissue, stimulation of tissue inflammation and wound healing processes, and improved blood circulation. RF devices that use fractional ablative/coagulative technology have been shown to improve the appearance of fine lines and wrinkles in the dermis, while maintaining low risk of adverse side effects in patients of most skin types. This fractional technology uses needle-shaped elements as electrodes to deliver the RF energy to the targeted tissue and has been used for treating a variety of dermatological conditions such as improving facial brightness and improving the appearance of skin tightness and skin pigmentation.

RF has been recognized as a variable solution by various researchers and companies for aesthetic use due to its safety profile on many skin types, limited downtime and results for tissue tightening. The effect of RF on the dermal extracellular matrix causing this immediate visible tightening of the tissue (through shrinkage of the collagen fibers) with stimulation of dermal fibroblasts inducing the synthesis of new collagen (called neocollagenisis) and elastin fibers (called neoelastogenesis) has been well documented in published clinical research that is widely available through various peer reviewed journals and universities.

PEMF has been used in a variety of different medical settings including bone fusion for many years. Clinically, PEMF has also demonstrated benefits for soft tissue repair (in cases of various sports related injuries), while exhibiting few side effects. It has been suggested that tissue exposed to PEMF has a modulated production of growth factors leading to elevated production of collagen and other proteins, and improved skin vitality and appearance. PEMF triggers a cascade of biological processes at a cellular level that facilitates the creation of new blood vessels (called angiogenesis).

IPL relies on selective photothermolysis to damage pigmented targets within cells or tissues, causing demarcated thermal injury to the target while sparing surrounding tissue. Light pulses are generated by bursts of electrical current passing through a xenon gas-filled lamp. Individual light pulses have a specific duration, intensity, and fluence, and spectral distribution that allows for a controlled and confined energy delivery into tissue. The effective use of IPL relies on the phenomena that certain targets (chromophores) are capable of absorbing energy from this broad spectrum of light wavelength (absorptive band) without exclusively being targeted by their highest absorption peak. The three main chromophores (hemoglobin, water, and melanin) in human skin all have broad absorption peaks of light energy, allowing them to be targeted by a range of light wavelengths and not requiring that any single specific wavelength of light (monochromatic light) is used. Therefore, monochromatic light is not a prerequisite for selective heating of target structures in human skin. The broad wavelength range discharged from an IPL device leads to the simultaneous emission of different wavelengths that can be further filtered to narrower bands, allowing the various chromophores to be targeted simultaneously but specifically.

Venus Concept’s (MP)2 Proprietary Technology

Venus Concept’s proprietary (MP)2 technology employs both PEMF and RF energy in a synergistic manner. (MP)2 is noninvasive and because (MP)2 disperses heat equally across the treatment area, it does not produce potentially painful localized heat spikes, and unlike other devices employing RF, (MP)2 does not require local cooling during treatment.

PEMFs energy is created by running short pulses of electrical current through metal coils, which results in the formation of electromagnetic fields. Electromagnetic fields, in turn, influence the behavior of charged particles, including various biomolecules, within the range of the electromagnetic field to cause one or more desired effects at the cellular level. PEMF therapy is used for the treatment of wounds, for aesthetic applications, and in the management of postsurgical pain and edema.

RF energy, on the other hand, delivers energy that manifests itself as heat within various layers of the skin. The heat generated in the tissue by application of RF energy directly affects fibroblasts, extra cellular matrix, or ECM, materials and fat cells, thereby triggering natural wound healing processes of the skin and resulting in synthesis of new collagen and elastin fibers. In addition, under predetermined conditions, the heat causes contraction of collagen fibers and lipolysis. In Venus Concept’s (MP)2 technology, Venus Concept employs a multipolar matrix of RF circuits to produce heat. Venus Concept’s multipolar RF matrix distributes the RF currents evenly across the treatment area in a proprietary pattern, which results in the quick and uniform heating of the skin layers without overheating any particular area of the skin.

Elements of (MP)2 Technology

Benefits of (MP)² Technology

Venus Concept’s proprietary (MP)2 technology enables medical and aesthetic practitioners to offer a wide range of non-invasive skin tightening and body contouring solutions.

The main benefits of using (MP)2 technology in non-invasive aesthetic treatments are the following:

•	FDA cleared for various indications.

•	Comfortable treatments.

•	Technology that delivers RF energy uniformly. The distribution of heat reduces localized temperature spikes and eliminates the requirement to use a cooling aid.

•

Ergonomic handpieces designed to increase comfort and reduce operator fatigue. A user-friendly interface designed to facilitate intuitive operation, and in most cases does not require an extensive training process.

Venus Concept Additional Key Technologies

In addition to Venus Concept’s core (MP)² technology, Venus Concept has technologies that use fractional ablative RF, IPL and laser technologies that allow Venus Concept to address key markets for skin resurfacing, wrinkle reduction, body contouring, noninvasive fat and circumference reduction, hair removal, acne treatment and treatment of vascular and pigmented lesions. In offering these solutions in the markets where Venus Concept has marketing clearances or approvals, Venus Concept’s goal is to provide improved technologies that are safe and effective for their intended uses and economically viable for Venus Concept’s customers.

Fractional ablative RF

Fractional ablative techniques improve the appearance of skin surfaces by injuring the skin in a fractional manner to trigger a healing response in the treated area. This both tightens the skin and elicits collagen formation, thus rejuvenating the skin surface. Because Venus Concept’s fractional ablative RF technology does not use lasers or other light technologies, which are skin color dependent, fractional ablative RF can be used on patients of all skin tones.

Fractional ablative RF technology has been incorporated into Venus Concept’s Venus Viva applicator, supported by Venus Concept’s Venus Viva and Venus Versa systems. Venus Concept’s current Viva applicator delivers the RF energy via 160 pins, which permit ablation and resurfacing of the skin.

Intense Pulsed Light

Venus Concept’s IPL devices employ non-laser high intensity light sources as part of a high-output flash lamp to produce a broad wavelength of non-coherent light, usually in the 400 to 1200 nm range, that may be further filtered to narrower bands per specific absorption coefficients of predetermined targets and may be applied to remove unwanted hair as well as vascular and pigmented dermal lesions.

Venus Concept has incorporated IPL technology into its Venus Versa system to expand that treatment offering and to build a modular, upgradable platform that affords a comprehensive solution for common aesthetic treatments. Specifically, the IPL capability permits users of the Venus Versa systems to offer their patients the service options of removing unwanted hair, treating acne vulgaris, and treating vascular and pigmented dermal lesions. Venus Versa uses a square pulse technology in which continuous pulses of the combination of certain wavelengths create a signal that alternates between a constant fixed intensity for a period of time and then changes to a state of no energy for an amount of time. This allows treatment of an area of the patient without having the tissue exposed to the undesirable lower wavelengths that would be present in a signal with a sinusoidal or other varying pattern of energy. A cooling mechanism is also used, cumulatively allowing for an effective impact using less energy per area in a given time period. This enables efficient treatment while significantly reducing and sparing the patient from the undesired side effects that are sometimes associated with IPL treatments.

Diode Lasers

Diode laser technology is a recognized technology for hair removal. The Venus Velocity system achieves hair removal, permanent hair reduction and inflammation from ingrown hair using the diode laser. The Venus Velocity employs the laser energy to skin via a chilled sapphire light guide that conductively cools the skin simultaneously with the delivery of laser energy, thereby maintaining low temperature in the epidermis to enhance the comfort of the procedure and avoid potential epidermal damage. The Venus Velocity allows Venus Concept to expand its offering in the hair reduction market, which is one of the most popular non-invasive energy based aesthetic procedures in the United States.

Venus Concept’s laser technology is also incorporated into another non-invasive diode laser device, the Venus Bliss, for which Venus Concept received 510(k) clearance on June 25, 2019. The diode laser system is intended for non-invasive lipolysis of the abdomen and flanks in individuals with a Body Mass Index of 30 or less.

Venus Concept’s Products

Venus Concept’s product portfolio includes eight energy-based systems that provide solutions for various non-invasive aesthetic applications using Venus Concept’s (MP)² technology, as well as the VariPulse, and/or fractional ablative RF, IPL, or laser technologies. Venus Concept also has a system for hair restoration. Venus Concept also offers a line of skin care products and practice enhancement services.

Product Name	Technology	Regulatory Clearance
Venus Legacy	(MP)[2], VariPulse

FDA

•   The Venus Legacy BX is a noninvasive device intended for use in dermatological and general surgical procedures for females for the noninvasive treatment of moderate to severe facial wrinkles and rhytides in Fitzpatrick Skin Types I-IV.

•   The Venus Legacy CX using the LB2 and LF2 applicators is intended for the treatment of the following medical conditions for delivery of non-thermal RF combined with massage and magnetic field pulses: relief of minor muscle aches and pain; relief of muscle spasm; temporary improvement of local blood circulation; and temporary reduction in the appearance of cellulite.

Canada Temporary increase of skin tightening, temporary circumferential reduction, temporary cellulite reduction, temporary wrinkle reduction, temporary cellulite reduction.
EU (CE Mark) Increase of skin tightening, temporary circumferential reduction, cellulite reduction, wrinkle reduction.

Venus Versa	(MP)[2], IPL

FDA

The Venus Versa system is a multi-application device intended to be used in aesthetic and cosmetic procedures.

•   The SR515 and SR580 IPL applicators are indicated for the following:

•   treatment of benign pigmented epidermal and cutaneous lesions including, hyperpigmentation, melasma, ephelides (freckles), lentigines, nevi, and cafe-au-lait macules;

•   treatment of benign cutaneous vascular lesions including port wine stains, hemangiomas, facial, truncal and leg telangiectasias, rosacea, angiomas and spider angiomas, poikiloderma of civatte, leg veins and venous malformations.

•   The HR650, HR690, HR650XL and HR690XL IPL applicators are indicated for the removal of unwanted hair and to effect stable long-term or permanent hair reduction for Skin Types I-IV. Permanent hair reduction is defined as the long-term stable reduction in the number of

Product Name	Technology	Regulatory Clearance

hairs re-growing when measured at 6, 9, and 12 months after the completion of a treatment regimen.

•   The ACDUAL applicator is intended to be used for the treatment of acne vulgaris.

•   The Viva applicator is intended for dermatological procedures requiring ablation and resurfacing of the skin.

•   The Diamondpolar and Octipolar applicators are noninvasive devices intended for use in dermatologic and general surgery procedures for females for the noninvasive treatment of moderate to severe facial wrinkles and rhytides in Fitzpatrick skin types I-IV.

Canada

•   The SR515 and SR580 IPL applicators are indicated for the following:

•   Treatment of benign pigmented epidermal and cutaneous lesions including: hyperpigmentation; melasma; ephelides (freckles); lentigines; nevi; and cafe-au-lait macules; and

•   Treatment of benign cutaneous vascular lesions including port wine stains; hemangiomas; facial, truncal and leg telangiectasias; rosacea; angiomas and spider angiomas; poikiloderma of civatte; leg veins and venous malformations.

•   The HR650, HR690, HR650XL and HR690XL IPL applicators are indicated for the removal of unwanted hair and to effect stable long-term or permanent hair reduction for Skin Types I-IV.

•   The ACDUAL applicator is intended to be used for the treatment of acne vulgaris.

•   The Viva applicator is intended for dermatological procedures requiring ablation and resurfacing of the skin.

•   The Diamondpolar applicator is a noninvasive device intended for use in dermatologic and general surgery procedures for females for the noninvasive treatment of moderate to severe facial wrinkles and rhytides in Fitzpatrick skin types I-IV.

The Venus Versa system, using the Octipolar applicator, is designed for use in temporary body contouring via skin tightening, circumferential reduction, and cellulite reduction.

EU

•   The Venus Versa system, using the Diamondpolar applicator, is designed for use in dermatological procedures requiring treatment of moderate to severe facial wrinkles and rhytides in Fitzpatrick skin types I-IV.

•   The Venus Versa system, using the Octipolar applicator, is designed for use in body contouring via skin tightening, circumferential reduction, and cellulite reduction.

•   The Venus Versa system, using the Viva applicator, is designed for use in dermatological procedures requiring ablation and resurfacing of the skin.

Product Name	Technology	Regulatory Clearance

•   The SR515 and the SR580 IPL applicators are indicated for the treatment of benign pigmented epidermal and cutaneous lesions including: melasma, ephelides (freckles) and lentigines.

•   The SR515 and SR580 applicators are also indicated for the treatment of benign cutaneous vascular lesions including port wine stains, hemangiomas, facial, truncal and leg telangiectasias, rosacea, erythema of rosacea, angiomas and spider angiomas, and poikiloderma of civatte.

•   The HR650, HR690, HR 650XL and HR690XL IPL applicators are indicated for the removal of unwanted hair and to effect stable long-term or permanent hair reduction.

•   The ACDUAL IPL applicator is indicated for the treatment of acne vulgaris.

Venus Viva SR	(MP)[2], Nano-Fractional RF, SmartScan	FDA The Venus Viva SR is intended for dermatological procedures requiring ablation and resurfacing of the skin.

Canada

Dermatologic and general surgical procedures requiring ablation and resurfacing of the skin, using the Firm FX applicator, and treatment of moderate to severe wrinkles and rhytides in Fitzpatrick skin types I-IV, using the Diamondpolar applicator.

EU

Using the Diamondpolar applicator, Venus Viva is designed for use in dermatological procedures requiring treatment of moderate to severe facial wrinkles and rhytides in Fitzpatrick skin types I-IV. The Venus Viva system, using the Viva applicator, is designed for use in dermatological procedures requiring ablation and resurfacing of the skin.

Venus Freeze (MP)[2] and Freeze Plus	(MP)[2]

FDA

The Venus Freeze (MP)[2] system is a noninvasive device intended for use in dermatologic and general surgical procedures for females for the noninvasive treatment of moderate to severe facial wrinkles and rhytides in Fitzpatrick Skin Types I-IV, using the Diamondpolar and Octipolar applicators.

Canada Temporary reduction of cellulite, temporary skin tightening, temporary reduction in the appearance of stretch marks at the abdomen and flanks using the Diamondpolar and Octipolar applicators.

Product Name	Technology	Regulatory Clearance

EU

Venus Freeze Plus system, using the Diamondpolar applicator, is intended for dermatological procedures requiring treatment of moderate to severe facial wrinkles and rhytides. The Venus Freeze Plus system, using the Octipolar applicator is intended for:

•   Increase of skin tightening;

•   Temporary circumferential reduction;

•  cellulite reduction; and

•  wrinkle reduction.

Venus Velocity	Diode Laser

FDA

The Venus Velocity is intended for all Fitzpatrick skin types, including tanned skin, for use in dermatology, general and plastic surgery applications for:

•   Hair removal;

•   Permanent hair reduction (defined as the long-term stable reduction in the number of hairs regrowing when measured at 6, 9, and 12 months after the completion of a treatment regimen); and

•   Treatment of pseudofolliculitis barbae.

Canada

The Venus Velocity is intended for all Fitzpatrick skin types, including tanned skin, for use in dermatology, general and plastic surgery applications for:

•   Hair removal;

•   Permanent hair reduction (defined as the long-term stable reduction in the number of hairs re-growing when measured at 6, 9, and 12 months after the completion of a treatment regimen); and

•   Treatment of pseudofolliculitis barbae.

EU

The Venus Velocity is intended for treatment of hirsutism (hair removal), permanent hair reduction, and the treatment for pseudofolliculitis barbae (PFB). Permanent hair reduction is defined as the long-term, stable reduction in the number of hairs re-growing when measured at 6, 9, and 12 months after the completion of a treatment regime. The Venus Velocity is intended for use on all skin types (Fitzpatrick skin types I -VI), including tanned skin.

Venus Fiore	(MP)[2]	EU Application submitted for treatment of vaginal atrophy.
Israel Aesthetic and functional treatment of the vagina, labia and mons pubis.

Product Name	Technology	Regulatory Clearance

Venus Heal	(MP)[2]

FDA

The Venus Heal is intended for the treatment of the following medical conditions; using the Large and Small applicators for delivery of non-thermal RF combined with massage and magnetic field pulses:

•   relief of minor muscle aches and pain;

•   relief of muscle spasm;

•  temporary improvement of local blood circulation; and

•  temporary reduction in the appearance of cellulite.

Canada

Venus Heal is a non-invasive treatment system intended to increase the tissue temperature and results in effects such as pain relief, myorelaxation, increase of local blood circulation and oedema. Venus Heal can be used for treatment of both acute and chronic disorders of musculoskeletal system, such as muscle spasms, back pain and soft tissue injuries.

Venus Bliss	Diode Laser, (MP)[2]

FDA

Using the diode laser system, the Venus Bliss device is intended for non-invasive lipolysis of the abdomen and flanks in individuals with a Body Mass Index (BMI) of 30 or less.

Using the MP2 applicator for delivery of RF energy combined with massage and magnetic field pulses, the Venus Bliss device is intended for the treatment of the following medical conditions:

•   Relief of minor muscle aches and pain, relief of muscle spasm

•   Temporary improvement of local blood circulation

•   Temporary reduction in the appearance of cellulite.

Canada

Application submitted for non-invasive lipolysis of the abdomen and flanks in individuals with a BMI of 40 or less, using the body laser applicator and for the temporary increase of skin tightening, temporary circumferential reduction, temporary cellulite reduction and temporary wrinkle reduction using the MP2 applicator.

EU Application submitted for the increase of skin tightening, temporary circumferential reduction, cellulite reduction, and wrinkle reduction using the diode laser applicators and MP2 applicator.
Venus Glow		FDA (listed as a Class I device) Motorized dermabrasion device.
EU Not a medical device.

Product Name	Technology	Regulatory Clearance
NeoGraft		FDA (listed as a Class I device) Motors and accessories for use as surgical instruments to cut hard and soft tissue.
Canada (listed as Class I without indication)

Venus Legacy

Venus Legacy combines (MP)[2] and VariPulse technologies with real-time thermal feedback to act as a workstation, providing homogeneous heating to multiple tissue depths while allowing for adjustable pulsed suction.

Venus Versa

Venus Versa is a versatile system based on a multi-application approach. It is a modular and upgradable platform that offers the most in-demand aesthetic treatments by supporting 10 optional applicators which utilize Venus Concept’s (MP)[2], and IPL and NanoFractional RF technologies. Designed as an open platform, the Venus Versa can be configured to best suit a practice’s needs with the ability to add additional applications as the practice grows or changes. Depending on the applicator, the platform can provide multiple aesthetic solutions.

Venus Viva

Venus Viva is an advanced, portable, fractional ablative system for dermatological procedures requiring ablation and resurfacing of the skin. Venus Viva uses NanoFractional RF and Smart Scan technologies. The combination of technologies allows ablation heated zone density control and pattern generation via a proprietary tip. The energy is delivered through 160 pins per tip into the treated skin and maintains the surrounding tissue intact and healthy to support the healing process.

Venus Freeze Plus

Venus Freeze Plus is the second generation of Venus Concept’s (MP)[2] family of products. The Venus Freeze Plus uses Venus Concept’s (MP)[2] technology. ATC is a new feature that Venus Concept added to the Venus Freeze Plus, which allows the operator to choose a target temperature within the therapeutic range and have the system adjust the output power accordingly, to automatically maintain the desired temperature. This feature allows a more intuitive user experience, and results in less variable treatment outcomes usually attributable to the differences in operator’s techniques.

Venus Velocity

The Venus Velocity system uses pulsed laser energy of 800 mm that is absorbed by a chromophore or pigmented target (e.g., melanin in hair follicles) that has greater optical absorption at the selected laser wavelength than the surrounding tissue. Different chromophores are targeted for different clinical indications. The selective absorption of different wavelengths leads to localized heating and thermal denaturation and destruction of the anatomic hair follicle target with minimal effect on surrounding tissues. The chilled sapphire light guide conductively cools the skin simultaneously with the delivery of laser energy, thereby maintaining low temperature in the epidermis to enhance the comfort of the procedure and avoid potential epidermal damage.

Venus Fiore

Venus Fiore incorporates Venus Concept’s (MP)[2] technology, supporting three different applicators. Venus Fiore has a desktop configuration and is portable and compact. It incorporates ATC technology, allowing the operator to choose a target temperature within the therapeutic range and have the system adjust the output power accordingly, to automatically maintain the desired temperature. The vaginal applicator incorporates three pairs of electrodes, each pair of electrodes accompanied by a temperature sensor, allowing the operator to control the temperature in the distal, middle and proximal thirds of the vaginal canal independently. Venus Fiore is not cleared or approved in the United States or in markets outside of the United States, other than Israel.

Venus Heal

The Venus Heal has a desktop configuration and is portable and compact. The Venus Heal incorporates Venus Concept’s RP3 technology (a synergistic combination of Multi-Polar Radio Frequency and PEMF, along with massage) supporting two different applicators. Venus Heal also incorporates ATC technology, allowing the operator to choose a target temperature within the therapeutic range, while the system adjusts the output power accordingly, to automatically maintain the temperature at the desired level. The device incorporates a 15” touch screen allowing an intuitive and friendly user interface.

Venus Bliss

The Venus Bliss device consists of a console (main unit), one RF applicator and four diode laser applicators. The system, via its different applicator types, delivers laser and/or bipolar RF energies, vacuum pressure, and pulsed magnetic fields to the skin and the underlying tissues of the treatment area. The console of the Venus Bliss device contains a power supply unit, laser and RF controllers, a suction module, a controller unit, laser water cooling system, a touch-screen user interface and display panel. Venus Bliss delivers laser energy to the subcutaneous tissue layers via the four diode laser applicators connected to the console. The console utilizes diode laser modules as sources of optical energy and the optical output is fiber-coupled through the applicator to the treatment area so to increase the temperature of the fat resulting in fat breakdown (lipolysis). In addition, the Venus Bliss device through the MP2 applicator provides RF treatments combined with emitted magnetic fields and vacuum massaging. The RF heating effect, together with the non-thermal magnetic fields and vacuum, leads to the temporary reduction in the appearance of cellulite, temporary relief of muscle pain and spasm, and improvement of local blood circulation in the subdermal layers. The Venus Bliss is not yet cleared in Canada or the EU.

Venus Glow

Venus Glow is a dermal rejuvenation system that provides a powerful tri-modality treatment combining a rotating tip, a vacuum modality and a jet. Venus Glow deep-cleans pores by removing impurities such as daily dirt and debris, dry or dead skin cells, and excess sebum.

NeoGraft

Venus Concept’s NeoGraft device is an advanced hair restoration technology with an automated FUE and implantation system. The procedure leaves no linear scar and is minimally invasive.

Products in Development

On an ongoing basis, Venus Concept works to bring new and innovative products to market. Currently, Venus Concept has two products in development.

Venus Epileve

The Venus Epileve, similar to Venus Velocity, is a diode laser-based system intended to treat hair removal and permanent hair reduction, subject to regulatory clearance. Venus Epileve is intended to provide an entry level, affordable solution for non-traditional markets for hair removal of all skin types. Venus Concept has submitted an application to the EU for clearance of the Venus Epileve.

Venus Legacy 2

Venus Legacy 2 is intended to be the next generation of the well-accepted Venus Legacy product line, subject to regulatory clearance. The Venus Legacy 2 is intended to extend and revive the original Venus Legacy system product line, which has been in the worldwide market for over 5 years. The device will combine (MP)² and VariPulse technologies with real-time thermal feedback and ATC to provide homogeneous heating to multiple tissue depths while allowing for adjustable pulsed suction to further support deep energy penetration, resulting in enhanced lymphatic drainage and improved circulation stimulation. Venus Concept is planning to include some advanced user feedback features, such as a thermal camera in the Venus Legacy 2.

Other Products

Venus Concept also offers skin care products under the Venus Skin line, including various lotions and creams intended to improve different aspects of skin appearance, skin and eye serums, acne kits and skin nourishment solutions.

NeoGrafter Services

In the United States, Venus Concept offers the services of a group of independently contracted technicians who are certified to assist physicians during a NeoGraft hair restoration procedure. These technicians, who Venus Concept markets as “NeoGrafters”, must successfully complete a yearly certification process to remain active.

2two5 Services

2two5 is Venus Concept’s internal advertising agency focused on localized marketing services for small to mid-sized business owners who have purchased products sold by Venus Concept. Currently there are three areas of focus: (i) reputation management and review monitoring; (ii) digital lead generation services; and (iii) off and online awareness campaigns.

Reputation Management & Patient Review Monitoring. This service is offered to ensure the doctors are represented accurately and fairly on online directories. Additionally, Venus Concept is able to help increase the volume of patient reviews by installing a point of sale terminal which has enabled satisfied patients to quickly express their opinions.

Digital Lead Generation. More commonly referred to as Pay-Per-Click, the doctors establish a fixed monthly budget that Venus Concept manages on their behalf with a goal of generating prospective patient phone calls and emails directly by their practice. Venus Concept manages the spend on three main platforms (Google, Facebook and Bing) and provides real time reporting to demonstrate the success of the marketing programs.

Awareness. Doctors commonly use marketing collateral such as posters and fliers in their office and digital images on various social media platforms to spread awareness related to services or procedures they offer. Venus Concept offers a simple way to direct messaging and delivery of marketing materials to patients and the right set of prospective patients to ensure doctors can connect with the right audience on a consistent basis.

Practice Enhancement Services

To support the growth initiatives of its customers, Venus Concept has built a practice enhancement offering that provides its customers with a fully integrated marketing support program along with business and marketing tools to grow their practices, improve their financial and business performance, and maximize their return on investment, while also supporting Venus Concept’s sale of products and ancillary services. Complimentary practice enhancement services are included with the purchase of a system under Venus Concept’s subscription model. These services include marketing support and media exposure, such as email marketing, search engine optimization, branding, web presence, social media presence, photography and videography, copywriting, and event planning, in each case specifically designed for physician practices. For an additional fee, Venus Concept offers incremental practice enhancement services such as a specific digital marketing package, custom website redesign, and customized video and photography shoots.

Clinical Developments

Venus Concept has invested in research and development to support its technology, marketing and post-marketing surveillance. Currently Venus Concept has a number of ongoing clinical trials covering both new technologies and the development of expanded indications for existing technology.

Venus Concept has examined the thermal levels reached with Venus Concept’s Venus Freeze system. The results indicated that these systems achieve homogeneous dermal heating. Venus Concept has also reviewed the use of (MP)2 technology for wrinkles and rhytides treatment.

To test the effectiveness and safety of Venus Viva and its Nano-Fractional technology, Venus Concept has examined the performance of Venus Concept’s fractional RF technology on skin texture in the United States. In this trial, subject improvement was assessed after one month and after two months, and subject satisfaction was assessed through surveys. Reviewers reported that the subjects demonstrated statistically significant and measurable reductions in minor wrinkles, and textual appearance in the skin. In addition, over 80% of subjects indicated in their survey satisfaction with treatments. One of the authors of the study holds stock options in Venus Concept.

The IPL technology used in Venus Versa has shown to be versatile and effective for treating vascular and pigmented lesions, acne and rosacea.

Sales and Marketing

Venus Concept markets and sells its products and services to the traditional medical aesthetic market including plastic surgeons and dermatologists. Venus Concept also sells in certain markets to a broad base of non-traditional physician markets, including general and family practitioners and aesthetic medical spas.

Through Venus Concept’s wholly-owned and majority-owned subsidiaries, Venus Concept sells its products and services both through a traditional sales model as well as through Venus Concept’s subscription model. In select markets, Venus Concept enters into distribution agreements with local distributors.

Direct Sales

Venus Concept currently provides its subscription model and associated marketing support programs through its wholly-owned subsidiaries in the United States, Canada, United Kingdom, Japan, South Korea, Mexico, Argentina, Colombia, Spain, France, Germany, Israel and Australia, as well as through Venus Concept’s majority-owned subsidiaries in China, Hong Kong, Singapore, Indonesia, Vietnam, India, Italy, Bulgaria, Russia, Kazakhstan and South Africa. In Venus Concept’s international direct operations, whether wholly-owned or a majority-owned subsidiary, Venus Concept delivers devices under both its subscription model and traditional sales model.

Direct sales force. In the United States and select international markets, Venus Concept uses its direct sales force to sell its systems and other products and services. Venus Concept’s direct sales force works directly with its customers in educating traditional and non-traditional physician customers. As of December 31, 2018, Venus Concept had a sales and marketing team of approximately 206 employees, managed by five Vice Presidents of Sales for various international markets and one Vice President of Global Marketing. Venus Concept plans to continue to expand its direct sales organization internationally to help facilitate further adoption among a broad physician market. Using Venus Concept’s expanded direct sales force, Venus Concept intends to continue to educate and train non-traditional physicians customers and prospective customers on the advantages of Venus Concept’s (MP)2 technology over the traditional energy based aesthetic options.

Distributors. In countries where Venus Concept does not operate directly, it sells through distributors. As of December 31, 2018, Venus Concept had distribution agreements in approximately 36 countries. Venus Concept enters into both exclusive and non-exclusive distribution agreements. Venus Concept’s distribution agreements generally provide the distributor with a right to distribute Venus Concept’s systems for an initial term of one to three years, with certain agreements automatically renewing for a period of two to three additional years. Venus Concept’s distribution agreements also typically provide the exclusive right to distribute Venus Concept’s systems within a designated territory and a right of first refusal to distribute any of Venus Concept’s new systems offered in the territory. Each agreement sets forth the minimum quarterly purchase commitments. If the distributor fails to meet one of its minimum quarterly purchase commitments, Venus Concept can convert the distributor to a non-exclusive distributor during the then-remaining term or it can terminate the agreement. To provide more comprehensive customer support, these agreements require Venus Concept’s distributors to provide after sales service to customers, such as training and technical support, and various marketing activities, such as preparing and executing marketing plans and working with key market leaders in the designated territory to promote the product.

Marketing and Branding Programs

Venus Concept is focused on, and invests heavily in, direct-to-consumer marketing initiatives to increase awareness of Venus Concept’s products and services. Venus Concept believes its marketing activities are both cost effective and critical in supporting the continued rapid growth and development of its business. As of December 31, 2018, Venus Concept has a Vice President of Global Marketing and a Director of Global Brand Marketing, with 10 marketing associates in Canada, along with 25 marketing associates located in various markets outside North America who specifically focus on implementing Venus Concept’s marketing initiatives.

Venus Concept has implemented a public relations outreach strategy that incorporates both digital media and top national media channels in the fashion and beauty industries and has a presence on the most popular social media channels, such as Facebook, Twitter, YouTube, Pinterest, LinkedIn and Instagram. Venus Concept also raises its profile through large media events in major metropolitan centers, such as New York, Milan, Los Angeles, Toronto, London, Paris, and Madrid, and engages in regular meetings with journalists, media outlets, celebrity doctors, and representatives of the fashion and beauty industries. While Venus Concept believes that it has a strong global brand, Venus Concept recognizes that it must expend significant marketing efforts in each country to support its sales targets in each territory. Since some countries require customized marketing programs, Venus Concept has hired country-specific marketing managers to ensure that marketing programs are executed successfully in those jurisdictions.

Sales

While Venus Concept markets and sells its products and services to the traditional aesthetic market of plastic surgeons and dermatologists, Venus Concept also sells in certain markets to a much broader base of non-traditional physicians, including general and family practitioners and aesthetic medical spas. This strategy requires a sales team that is comfortable working in both the traditional and non-traditional markets. Venus Concept’s sales strategy includes generating opportunities for its sales team through leads generated by its marketing department. Venus Concept has been expanding its global sales force by increasing the number of offices and head count in select local markets. In countries where Venus Concept works with a local partner, it chooses partners with a sales background. Each of the sales teams has a region that it is responsible for and each sales team member has an annual system quota and a revenue quota.

Customer Support

Venus Concept provides its physician customers and authorized distributors with customer support through Venus Concept’s fully integrated marketing program and strong clinical and technical support teams.

Practice Enhancement Services

To support the growth initiatives of its customers, Venus Concept has built a practice enhancement unit that provides its customers with a fully integrated marketing support program with business and marketing tools to grow their practices, improve their financial and business performance, and maximize their return on investment while also supporting Venus Concept’s sale of products and ancillary services. Venus Concept’s practice enhancement program includes the following features:

•

Inclusion in an advanced clinic directory that is promoted online and offline to consumers. The full-page listing includes the clinic’s photos, videos, testimonials, social media profiles and a full list of treatments including competitive products and services.

•

Video marketing strategy focused on answering consumers’ questions about non-invasive aesthetic procedures and featuring people’s testimonials, tips and customer success stories. Strong support and guidance for the clinic’s own video marketing initiatives.

•	Individual meetings coordinated with influential journalists and media outlets, and participation in Venus Concept public relations outreach programs in national, regional and local media outlets.

•	Venus Success Kits comprised of a starter package with marketing materials necessary to introduce and promote new Venus products, with a heavy emphasis on a digital and social media strategy.

•	Access to customized practice enhancement programs such as Secret Shopper and Open House programs.

•	Venus Concept TV and media plans consisting of custom video and media programs tailored to the practice’s marketing needs.

•	Analysis of current social media and online marketing efforts and guidance on how to attract and convert potential consumers more efficiently.

Technical and Clinical Support

Venus Concept provides a warranty for many of its products against defects for up to one year, with certain products carrying a warranty for a more extended period of up to four years.

Venus Concept maintains a technical and clinical support team to field inquiries, troubleshoot product issues, facilitate sales activities and support the commercial activities of Venus Concept’s direct offices and its international distributors. Venus Concept provides immediate response technical support to its physician customers and distributors year-round. In the event that an issue arises, Venus Concept’s technical support personnel will work with its customers to determine if a technical issue may be resolved over the telephone or requires a service visit. If the issue cannot be resolved quickly, Venus Concept will send a temporary Venus system to the customer’s clinic while repairing the customer’s device. In markets outside of North America, Venus Concept’s services and supports its products through arrangements handled by Venus Concept’s independent distributors. In order to maximize customer “up time,” Venus Concept proactively deploys replacement Venus Concept systems, modules, and components to strategic hubs worldwide.

Manufacturing and Quality Assurance

Venus Concept has its own research and development center in Yokneam, Israel and uses four ISO-certified contract manufacturers in Karmiel, Israel; Nazareth, Israel; Mazet, France and Weston, Florida where it manufactures the Venus Legacy and Venus Viva systems in a FDA-registered facility. Venus works closely with each of these manufacturers and performs final quality control testing using Venus Concept’s own employees stationed in the manufacturing facilities. Having over 85% of the production of Venus Concept’s systems in close proximity to its research and development and operations facility in Israel enables Venus Concept to control the entire process from product development through manufacturing and final testing, which enables it to provide advanced, high-quality systems as well as the flexibility to create customized solutions for Venus Concept’s customers. Also, using multiple manufacturers allows Venus Concept a greater degree of flexibility in adjusting production levels to meet fast changing market demand. The majority of the components used in Venus Concept’s products are available off the shelf and Venus Concept does not rely on a single supplier for any individual component. Venus Concept does not have any long-term supply agreements for components.

Manufacturing facilities that produce medical devices intended for distribution in the United States and internationally are subject to regulation and periodic unannounced inspection by FDA and other domestic and international regulatory agencies. In the United States, Venus Concept is required to manufacture its products in compliance with FDA’s QSR, which covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage, and shipping of Venus Concept’s products. In international markets, Venus Concept is required to obtain and maintain various quality assurance and quality management certifications. Venus Concept has obtained the following international certifications: ISO 13485:2016 Medical devices — Quality management systems — Requirements for regulatory purposes, ISO 13485 under Medical Devices Single Audit Program, or MDSAP, in Canada, Ordinance 169 certification (Japan), CE Certificate of Conformity in accordance with Annex II (Full Quality System) to the Medical Devices Directive (EEA), and MDSAP.

Venus Concept maintains a quality system designed to be compliant with quality system management and QSR and have procedures in place designed to ensure that all products and materials purchased by us conform to specified requirements, including evaluation of suppliers, and where required, qualification of the components supplied.

Research and Development

Venus Concept’s ongoing research and development activities are primarily focused on improving and enhancing Venus Concept’s current technologies, products, and services, as well as expanding its current product offering with the introduction of new products for different aesthetic and medical applications. Venus Concept’s research and development efforts related to its technologies currently include research to expand indications, broaden Venus Concept’s offering of system applicators, advance Venus Concept’s proprietary (MP)2 technology, develop design improvements and new products, and implement a technology platform to record and collect information on each treatment procedure. Venus Concept expects its research and development expense to vary as different development projects are initiated and completed, as it invests in research, clinical studies, regulatory affairs and development activities over time, and as it continues to expand.

Intellectual Property

Portfolio

To establish and protect Venus Concept’s proprietary technologies and products, Venus Concept relies on a combination of patent, trademark, and trade-secret laws, as well as confidentiality provisions in Venus Concept’s contracts. Venus Concept has implemented a patent strategy designed to protect its technology and facilitate commercialization of its current and future products. As of March 31, 2019, Venus Concept’s patent portfolio is comprised of 7 issued U.S. patents (6 of which cover Venus Concept’s (MP)2 technology that are associated with two different patent families), 9 pending U.S. patent applications, 12 issued foreign counterpart patents, and 11 pending foreign counterpart patent applications. Venus Concept’s intellectual property portfolio for its core technologies was built through Venus Concept’s strong focus on research and development to improve its products and has resulted in the issuance of patents and the prosecution of several patent applications that is ongoing, as well as, the strategic licensing of patents from third parties. Subject to any challenges by others or other things that may cause such patents to expire or terminate, Venus Concept nominally expects its issued patents to expire in 2029 or later.

Venus Concept also relies on trade secrets, technical know-how, non-disclosure and other contractual arrangements, as well as continuing innovation to protect Venus Concept intellectual property and competitive product positions. Correspondingly, Venus Concept has entered into, and continues to enter into, confidentiality agreements with certain employees and third parties including consultants with which Venus Concept interacts regarding its proprietary information. Venus Concept also has a policy that its employees and consultants sign agreements requiring that they assign to Venus Concept their interests in intellectual property, such as patents and copyrights arising from their work for Venus Concept. In addition, Venus Concept’s employees sign agreements not to compete unfairly with the company during their employment and for some period after termination of their employment that includes prohibitions against misuse of confidential information and solicitation of employees or customers.

As of March 31, 2019, Venus Concept’s trademark portfolio includes the following trademark registrations, pending trademark applications or common law trademark rights, among others: Venus, Venus Concept, Venus Fiore, Venus Freeze, Venus Freeze Plus, Venus Glow, Venus Heal, Venus Legacy, Venus Skin, Venus Viva, Venus Versa, Venus Concept delivering the promise, NeoGraft and (MP)2. Venus Concept continues to file new trademark applications in many countries to protect Venus Concept’s current and future products and related slogans.

Intellectual Property Transfer Agreement

In August 2013, Venus Concept entered into a license agreement for the rights to an invention for fractional RF treatment of the skin with the developers of the technology. Pursuant to the license agreement, the developers granted to Venus Concept an exclusive worldwide, perpetual, irrevocable license to develop and commercialize their inventions and any product into which it is integrated. As consideration for such license, Venus Concept agreed to pay the developers 7% of the gross income received by Venus Concept from sales of the Venus Viva system and the related consumables and $1,500 per Venus Versa system, which includes the IPL applicator, up to an aggregate amount of $3.0 million. With respect to gross income from sales of the Venus Viva system and the related consumables in China, Hong Kong, Israel and Italy, payment is determined by multiplying the sales by Venus Concept’s percentage equity ownership in those majority-owned subsidiaries. One of the developers of the technology is Boris Vaynberg, Venus Concept’s Chief Technology Officer.

In 2014, the developers executed a patent assignment document and Venus Concept filed it with the USPTO to provide notice of the transfer and to perfect its rights. In 2016, the parties executed an amendment to the 2013 licence agreement to memorialize the transfer that was filed with the USPTO, among other things. For the three months ended March 31, 2019 Venus Concept did not pay Mr. Vaynberg anything and in the years ended December 31, 2018, 2017, and 2016, Venus Concept paid Mr. Vaynberg approximately $382,000, $441,000 and $97,000, respectively, under these arrangements.

Competition

The medical technology and aesthetic product markets are highly competitive and dynamic and are characterized by rapid and substantial technological development and product innovations. Demand for Venus Concept’s systems and technologies is impacted by the products, procedures and technologies offered now or in the future by its competitors.

In the United States, Venus Concept competes against companies that have developed products for minimally invasive and non-invasive aesthetic procedures. Certain of Venus Concept’s systems also compete against conventional non-energy treatments, such as Botox and collagen injections, chemical peels, and microdermabrasion.

Outside the United States, due to less stringent regulatory requirements, there are many more aesthetic products and procedures available in international markets than are cleared for use in the United States. There are also fewer limitations on the claims Venus Concept’s competitors can make about the effectiveness of their products and the manner in which products are marketed. As a result, Venus Concept faces even greater competition in these markets outside of the United States.

Many of Venus Concept’s competitors are larger, more experienced companies that have substantially greater resources and brand recognition than Venus Concept does. Some of these companies have a broad range of product offerings, large direct sales forces and long-term customer relationships with the physicians Venus Concept targets, which could make Venus Concept’s market penetration efforts more difficult.

Venus Concept believes that its systems compete largely on the basis of the following factors:

•	consistency, predictability, and durability of aesthetic results;

•	patient experience;

•	cost; and

•	product innovation.

Venus Concept markets its current products primarily to physicians in non-traditional markets, including family and general practitioners and medical aesthetic spas. In addition, while Venus Concept believes its competitors generally have business models designed to target traditional physicians, Venus Concept designed its business model and strategy to target the traditional physician market, the non-traditional physician market, as well as other providers of aesthetic treatments.

Government Regulation

The design, development, manufacture, testing and sale of Venus Concept’s products are subject to regulation by numerous governmental authorities, including FDA, and corresponding state and foreign regulatory agencies.

Regulation by FDA

In the United States, the Federal Food, Drug, and Cosmetic Act, or FDCA, FDA regulations and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. FDA regulates the design, manufacturing, servicing, sale, and distribution of medical devices, including aesthetic devices.

Each medical device that Venus Concept wishes to distribute commercially in the United States will require marketing authorization from FDA prior to distribution, unless exempt. The two primary types of FDA marketing authorization applicable to a device are premarket notification, also called 510(k) clearance, and premarket approval, also called PMA approval. The type of marketing authorization is generally linked to the classification of the device. FDA classifies medical devices into one of three classes (Class I, II, or III) based on the degree of risk FDA determines to be associated with a device and the level of regulatory control deemed necessary to ensure the device’s safety and effectiveness for its intended use(s). Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are deemed to pose the least risk and are subject only to general controls applicable to all devices, such as requirements for device labeling, and adherence to FDA’s current Good Manufacturing Practices, or cGMP, and regulation, as reflected in its QSR. Class II devices are intermediate risk devices that are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries, or post-market surveillance. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general or special controls and include life-sustaining, life-supporting or implantable devices, devices of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury.

Most Class I devices and some Class II devices are exempted by regulation from the 510(k) clearance requirement and can be marketed without prior authorization from FDA. Some Class I devices that have not been so exempted and most Class II devices are eligible for marketing through the 510(k) clearance pathway. By contrast, devices placed in Class III generally require PMA approval or approval of a de novo reclassification petition prior to commercial marketing. The PMA approval process is more stringent, time-consuming, and expensive than the 510(k) clearance process; however, the 510(k) clearance process has also become increasingly stringent and expensive.

510(k) Clearance

To obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification to FDA demonstrating that the device is “substantially equivalent” to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which FDA has not yet called for PMA approval, commonly known as the “predicate device.” A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics or (ii) different technological characteristics and the information submitted demonstrates that the device is as safe and effective as a legally marketed device and does not raise different questions of safety or effectiveness. A showing of substantial equivalence sometimes, but not always, requires clinical data. Generally, the 510(k) clearance process can exceed 90 days and may extend to a year or more.

After a device has received 510(k) clearance for a specific intended use, any change or modification that could significantly affect its safety or effectiveness, such as a significant change in the design, materials, method of manufacture or intended use, will require a new 510(k) clearance or PMA approval and payment of an FDA user fee. The determination as to whether or not a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance; however, FDA may review this determination to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. If FDA requires a manufacturer to seek 510(k) clearance or premarket approval for any modifications to a previously cleared product, the manufacturer may be required to cease marketing or recall the modified device until it obtains this clearance or approval. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties. Venus Concept has made and plans to continue to make additional product enhancements to products that Venus Concept believes do not require new 510(k) clearances. As part of an internal review of Venus Concept’s regulatory clearances in the United States, Venus Concept determined that Special 510(k) applications were necessary related to an earlier modification to two of Venus Concept’s FDA-cleared devices. Specifically, because Venus Concept added to two of Venus Concept’s FDA-cleared devices additional FDA-cleared applicators not initially considered in the device clearance submissions, Venus Concept believed that Special 510(k) applications should have been filed to allow FDA to review the incorporation into the cleared devices of the separately-cleared applicators. Venus Concept already filed one of the Special 510(k) submissions with FDA. FDA declined to accept the submission as a Special 510(k) and requested that Venus Concept instead submit a Traditional 510(k) and provide additional information. Venus Concept has submitted to FDA a Traditional 510(k) application for this device, related to these modifications. Venus Concept also submitted a Traditional 510(k) for the second device and is awaiting FDA’s response. Venus Concept cannot be certain that FDA will respond to its submissions within a timely manner or that clearances will be obtained. Venus Concept believes that the modifications do not affect safety or efficacy, do not affect the intended use of the devices, and do not alter the fundamental scientific technology of the devices, however, Venus Concept cannot be certain that FDA will agree with Venus Concept’s assessment. FDA may not clear the devices or may take other action against Venus Concept as described above.

De Novo Reclassification

If there is no known predicate for a device (i.e., a legally marketed Class I or II device with comparable indications), a company may request a de novo reclassification of the product. De novo reclassification generally applies where there is no predicate device and FDA believes the device is sufficiently safe so that no PMA should be required. FDA’s de novo reclassification process has been streamlined to allow a company to request that a new product classification be established based on information provided by the requesting company. This “direct” de novo process must be discussed and agreed upon by FDA prior to submission. The “direct” de novo process allows a company to submit a reclassification petition. The submitter also must provide draft Special Control(s) for the product. The Special Controls specify the recommendations for submission of subsequent devices for the same intended use. If a product is classified as Class II through the “direct” de novo review process, then that device may serve as a predicate device for subsequent 510(k) pre-market notifications. The “direct” de novo process can take a year or more for FDA to reach a decision on a “direct” de novo petition and issue a new product code. Should FDA fail to approve a “direct” de novo petition, or establish a new product code, PMA approval may be required.

PMA Approval

A PMA application must be submitted if the device cannot be cleared through the 510(k) process and is found ineligible for de novo reclassification. The PMA application process is generally more costly and time-

consuming than the 510(k) process. A PMA application requires the payment of significant user fees. PMA applications must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical, and manufacturing data, to demonstrate to FDA’s satisfaction the safety and effectiveness of the device. A PMA application must also include, among other things: a complete description of the device and its components; a detailed description of the methods, facilities and controls used to manufacture the device; and proposed labeling.

FDA has 45 days from its receipt of a PMA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, FDA begins an in-depth review. By statute, FDA has 180 days to review the “accepted application”, although, generally, review of the application can take between one and three years, but it may take significantly longer. During this review period, FDA may request additional information or clarification of information already provided. Also, during the review period, an advisory panel of experts from outside FDA may be convened to review and evaluate the application and provide recommendations to FDA as to the approvability of the device. In addition, FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the QSR.

FDA review of an initial PMA application may require several years to complete. FDA can delay, limit, or deny approval of a PMA application for many reasons, including:

•	it is not demonstrated that there is reasonable assurance that the device is safe or effective under the conditions of use prescribed, recommended, or suggested in the proposed labeling;

•	the data from preclinical studies and clinical trials may be insufficient; and

•	the manufacturing process, methods, controls, or facilities used for the manufacture, processing, packing, or installation of the device do not meet applicable requirements.

If FDA evaluations of both the PMA application and the manufacturing facilities are favorable, FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. If FDA’s evaluation of the PMA or manufacturing facilities is not favorable, FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data must be submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by FDA if compliance with post-approval requirements, conditions of approval or other regulatory standards is not maintained, or problems are identified following initial marketing.

Approval by FDA of new PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA supplements may require submission of the same type of information as an initial PMA application, except that the supplement may be limited to information needed to support any changes from the device covered by the original PMA application.

Clinical Trials

Clinical trials may be required to support FDA’s approval or clearance of an application, a premarket approval application or de novo reclassification petition and are sometimes required for a 510(k) premarket notification. If the device presents a “significant risk,” as defined by FDA, to human health, the device sponsor may need to file an investigational device exemption, or IDE, application with FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by FDA for a specified number of patients, unless the product is deemed a “non-significant risk” device and eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by FDA and the appropriate institutional review boards, or IRBs, at the clinical trial sites. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an IRB for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, Venus Concept is also required to obtain the patients’ informed consent in form and substance that complies with both FDA requirements and applicable state and federal privacy and human subject protection regulations. Any future clinical trials must be conducted in accordance with FDA regulations and applicable federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. A clinical trial may be suspended by FDA or the IRB at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the study. Even if a study is completed, the results of its clinical testing may not demonstrate the safety and efficacy of the device or may be equivocal or otherwise not be sufficient to obtain clearance or approval of Venus Concept’s product.

Similarly, in Europe a clinical study must be approved by the local ethics committee and in some cases, including studies of high-risk devices, by the ministry of health in the applicable country. In the EU, physico-chemical tests carried out on the medical device may be necessary in order to obtain the CE mark. These tests must be performed by accredited laboratories for Class II b and III medical devices. The reports and tests are required to be filed in a technical file submitted to the notified body for validation of and obtaining the CE mark. Regulation 2017/745 applicable as of May 2020 in the EU will significantly strengthen the requirements for clinical evaluation (EC). The clinical evaluation for class II b and class III medical devices will be based on a critical evaluation of relevant scientific publications, the results of all available clinical investigations as well as the consideration of other medical devices with the same purpose. Regulation 2017/745 notably requires the manufacturer to carry out a post-marketing safety monitoring plan, which includes post-marketing clinical follow-ups (SCAC) in order to update information about the DM throughout its life cycle, and notably any adverse effects.

Regulation after FDA Clearance or Approval

Any devices that are manufactured or distributed pursuant to clearance or approval by FDA are subject to pervasive and continuing regulation by FDA and certain state agencies. After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

•

QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses or indications;

•	clearance of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of a cleared device;

•	approval of product modifications that affect the safety or effectiveness of approved devices;

•

medical device reporting regulations, which require that manufacturers comply with FDA requirements to report if their device may have caused or contributed to a death or serious injury, or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or a similar device were to recur;

•	post-approval restrictions or conditions, including post-approval study commitments;

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device;

•	FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations;

•	regulations pertaining to voluntary recalls; and

•	notices of corrections or removals.

Manufacturers must register with FDA as medical device manufacturers and must obtain all necessary state permits or licenses to operate their businesses. Manufacturers are subject to announced and unannounced inspections by FDA to determine compliance with QSR and other regulations. Venus Concept has not yet been inspected by FDA. Failure to comply with applicable regulatory requirements can result in enforcement action by FDA, which may include any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, corporate integrity agreements, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement, or refunds;

•	recall, detention or seizure of products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) clearance or premarket approval of new products or modified products;

•	withdrawing 510(k) clearances or PMAs that have already been granted;

•	refusal to grant export approval for Venus Concept’s products;

•	criminal prosecution; or

•	debarment or disqualification.

Labeling and promotional activities are subject to scrutiny by FDA and, in certain circumstances, by the Federal Trade Commission. Medical devices approved or cleared by FDA may not be promoted for unapproved or uncleared uses, otherwise known as “off-label” promotion. Medical devices requiring clearance or approval, but for which such clearance/approval has not been obtained, also must not be marketed. FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

Venus Concept received an inquiry from FDA in August 2018 regarding off-label or unapproved uses of Venus Fiore. However, Venus Concept never marketed or promoted Venus Fiore in the United States and Venus Concept explained this to the agency. Venus Concept subsequently added geoblocker functionality to its website, to portray accurately what devices Venus Concept is marketing in the United States.

Export of Venus Concept’s Products

Export of products subject to the 510(k) notification requirements, but not yet cleared to market, is permitted with FDA authorization provided certain requirements are met. Unapproved or uncleared products subject to the PMA requirements may be exported if the exporting company and the device meet certain criteria, including, among other things, that the device complies with the laws of the receiving country, has valid marketing authorization from the appropriate authority and the company submits a “Simple Notification” to FDA when Venus Concept begins to export. Importantly, however, export of such products may be limited to certain countries designated by statutory provisions, and petitions may need to be submitted to FDA to enable export to countries other than those designated in the statutory provisions. The petitioning process can be difficult and FDA may not authorize unapproved or uncleared products to be exported to countries to which a manufacturer wishes to export. Devices that are adulterated, devices whose label and labeling does not comply with requirements of the country receiving the product, and devices that are not promoted in accordance with the law of the receiving country, among others, cannot be exported.

Food and Drug Amendments Act of 2007

The Food and Drug Administration Amendments Act, or FDAAA, expanded the federal government’s clinical trial registry and results databank maintained by the National Institutes of Health, or NIH, to include all (with limited exceptions) medical device trials. In particular, it requires certain information about device trials, including a description of the trial, participation criteria, location of trial sites, and contact information, to be sent to NIH for inclusion in a publicly accessible database. In addition, the results of clinical trials that form the primary basis for efficacy claims or are conducted after a device is approved or cleared must be posted to the results databank. Under FDAAA, companies that violate these and other provisions of the law are subject to substantial civil monetary penalties.

Fraud and Abuse Regulations

Federal and state governmental agencies subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. These laws constrain the sales, marketing and other promotional activities of medical device manufacturers by limiting the kinds of financial arrangements Venus Concept may have with physicians and other potential purchasers of Venus Concept’s products. There exist numerous federal and state health care anti-fraud laws, including the federal anti-kickback statute which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, items or services for which payment may be made, in whole or in part, under federal healthcare programs. Violations may result in substantial civil penalties, including treble damages, and criminal penalties, including imprisonment, fines and exclusion from participation in federal health care programs. The Federal False Claims Act also contains “whistleblower” or “qui tam” provisions that allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the government.

Venus Concept’s products are not reimbursable by Medicare, Medicaid or other federal health care programs. As a result, the federal anti-kickback statute and many federal false claims provisions do not apply to Venus Concept. However, Venus Concept may be subject to similar state anti-kickback laws that apply regardless of the payor. In addition, various states have enacted laws modeled after the Federal False Claims Act, including “qui tam” or whistleblower provisions, and some of these laws apply to claims filed with commercial insurers.

HIPAA created federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

Compliance with applicable United States and foreign laws and regulations, such as import and export requirements, anti-corruption laws such as the FCPA and similar worldwide anti-bribery laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy requirements, environmental laws, labor laws and anti-competition regulations, increases the costs of doing business in foreign jurisdictions. Although Venus

Concept has implemented policies and procedures to comply with these laws and regulations, a violation by Venus Concept’s employees, contractors or agents could nevertheless occur. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Violations of these laws and regulations could materially adversely affect Venus Concept’s brand, international growth efforts and business.

Many foreign countries have similar laws relating to healthcare fraud and abuse. Foreign laws and regulations may vary greatly from country to country. Violations of these laws, or allegations of such violations, could result in fines, penalties, or prosecution and have a negative impact on Venus Concept’s business, results of operations and reputation.

There has been a recent trend of increased foreign, federal, and state regulation of payments and transfers of value provided to healthcare professionals, such as physicians, and entities. As noted, Venus Concept’s products are not reimbursed by Medicare, Medicaid, or federal health care programs, so the U.S. federal reporting laws (such as the federal Sunshine Act) do not apply to Venus Concept. However, certain foreign countries and U.S. states also mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation and other remuneration to healthcare professionals and entities. Violations of these laws, or allegations of such violations, could result in fines, penalties, or prosecution and have a negative impact on Venus Concept’s business, results of operations and reputation.

Patient Protection and Affordable Care Act

In addition, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, to which we refer collectively as the Affordable Care Act, or ACA, was enacted into law in 2010. Although most of the provisions of the ACA are now in effect, in December 2018 a federal court judge in the Northern District of Texas ruled in Texas v. Azar, or the Texas Case, that the ACA’s individual mandate is unconstitutional, and that the remainder of the ACA was inseverable from the individual mandate and therefore invalid. This case was appealed to the Fifth Circuit in January 2019. Because the Texas judge issued a stay of his ruling pending the appeal, the ACA continues to be in effect at this time. In the event the Fifth Circuit were to uphold the ruling of the district court, the case will likely be appealed to, and ultimately decided by, the U.S. Supreme Court.

As a result of the passage of the ACA, an excise tax is imposed on the sale of certain medical devices by the U.S. manufacturer, producer, or importer of the device. This excise tax applies to sales of taxable medical devices beginning January 1, 2013. The excise tax equals 2.3% of the “constructive sale price” of the applicable medical device. As a U.S.-based manufacturer and importer of taxable medical devices, Venus Concept is responsible for remitting to the federal government the excise tax on the sales of medical devices it manufactures in, or imports into, the U.S. Although this excise tax was in effect during the years 2013-2015, there is currently in effect a moratorium on the medical device excise tax. The Consolidated Appropriations Act of 2016, enacted on December 18, 2015, included a moratorium on the medical devices tax commencing on January 1, 2016 and ending on December 31, 2017. The Federal Register Printing Savings Act of 2017 enacted on January 22, 2018 extended the moratorium through December 31, 2019. At this time it is unknown whether the moratorium will be extended beyond 2019. If it is not extended, then the excise tax on medical devices will be reinstated for sales made on or after January 1, 2020. However, if the Texas Case is ultimately appealed to the U.S. Supreme Court and if the Supreme Court were to rule that the entire ACA is invalid, the excise tax on medical devices would cease to be in effect.

If the device excise tax becomes applicable to Venus Concept, the tax burden may have an adverse effect on its results of operations and its cash flows. Other provisions of the ACA could meaningfully change the way healthcare is developed and delivered in the United States, and may adversely affect Venus Concept’s business and results of operations.

Venus Concept cannot predict what healthcare programs and regulations will ultimately be implemented at the U.S. federal or state level, or the effect of any future legislation or regulation in the United States or elsewhere. Initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation and competitive pricing, also are ongoing in other markets where Venus Concept does business.

Foreign Government Regulation

The regulatory review process for medical devices varies from country to country, and many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements and import restrictions on devices. Each country has its own tariff regulations, duties, and tax requirements. Failure to comply with applicable foreign regulatory requirements may subject a company to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, criminal prosecution, or other consequences.

European Economic Area

In the EEA, Venus Concept’s devices are required to comply with the Essential Requirements set forth in Annex I to the Council Directive 93/42/EEC concerning medical devices, commonly referred to as the Medical Devices Directive. Compliance with these requirements entitles a manufacturer to affix the CE mark to its medical devices, without which they cannot be commercialized in the EEA. To demonstrate compliance with the Essential Requirements set forth in Annex I to the Medical Devices Directive and to obtain the right to affix the CE mark to medical devices, Venus Concept must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements set forth in the Medical Devices Directive, a conformity assessment procedure requires the intervention of a notified body, which is an organization designated by the competent authorities of a EEA country to conduct conformity assessments. The notified body typically audits and examines products’ Technical File and the quality system for the manufacture, design and final inspection of Venus Concept’s devices before issuing a CE Certificate of Conformity demonstrating compliance with the relevant Essential Requirements laid down in Annex I to the Medical Devices Directive. Following the issuance of this CE Certificate of Conformity, Venus Concept can draw up an EC Declaration of Conformity and affix the CE mark to the products covered by this CE Certificate of Conformity and the EC Declaration of Conformity. Venus Concept has successfully completed several notified body audits since Venus Concept’s original certification in December 2009. Following these audits, Venus Concept’s notified body issued ISO 13485:2016 Certificate and CE Certificates of Conformity allowing it to draw up an EC Declaration of Conformity and affix the CE mark to certain of Venus Concept’s devices since 2019 MDSAP Certificate.

After the product has been CE marked and placed on the market in the EEA, Venus Concept must comply with a number of regulatory requirements relating to:

•	registration of medical devices in individual EEA countries;

•	pricing and reimbursement of medical devices;

•	establishment of post-marketing surveillance and adverse event reporting procedures;

•	field safety corrective actions, including product recalls and withdrawals; and

•	interactions with physicians.

The marketing of a product on the EEA market may also entail transparency obligations for the manufacturer. Each EU country defines the scope of the disclosure of relationships with health professionals and healthcare organizations differently.

In 2017, the European legislator adopted the Medical Devices Regulation (EU) 2017/745, or MDR, which by May 2020 generally replaces the existing regulatory framework for medical devices in the EU. The MDR, among other things, reinforces the general safety and performance requirements that need to be met before CE marking and marketing Venus Concept’s products. To the extent that Venus Concept’s products have already been certified under the existing regulatory framework, the MDR allows us to place them on the market provided that the requirements of the transitional provisions are fulfilled. In particular, the certificate in question must still be valid. Under article 120(2) MDR, certificates issued by notified bodies before May 25, 2017 will remain valid until their indicated expiry dates. By contrast, certificates issued after May 25, 2017 will be void at the latest by May 27, 2024. Accordingly, before that date, Venus Concept will have to obtain new CE Certificates of Conformity. Furthermore, the regulation introduces UDI, i.e. a bar code that must be placed on the label of the device or on its packaging, and manufacturers will have the obligation to file adverse effects reports via the Eudamed platform in case there is an increase in the frequency or severity of incidents related to the medical device.

Environmental Regulation

Venus Concept is subject to numerous foreign, federal, state, and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, product stewardship and environmental protection, including those governing the generation, storage, handling, use, transportation and disposal of hazardous or potentially hazardous materials. Some of these laws and regulations require us to obtain licenses or permits to conduct Venus Concept’s operations. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. Although the costs to comply with applicable laws and regulations have not been material, Venus Concept cannot predict the impact on Venus Concept’s business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can Venus Concept ensure it will be able to obtain or maintain any required licenses or permits.

Data Privacy and Security

Venus Concept is subject to numerous U.S. and international laws and regulations regarding privacy and data protection. The regulation of data privacy and security, and the protection of the confidentiality of certain personal information, is increasing and continues to evolve. For example, certain aspects of Venus Concept’s business are subject to GDPR which became effective on May 25, 2018. These laws are complex and failure to comply could lead to regulatory fines or penalties, litigation, or other adverse consequences. Venus Concept cannot predict the impact on its business of new or amended laws or regulations or how they are interpreted or enforced.

Significant Facilities

Venus Concept’s legal principal office and research and development center is located at 6 Hayozma Street, Yokne’am Illit 2069203, Israel. Venus Concept leases these facilities pursuant to a lease agreement that expires on September 30, 2023, with an option to extend the term for an additional 60 months. These facilities consist of approximately 12,580 square feet of space.

Venus Concept’s office is located at 32 Habarzel Street, Tel-Aviv 6971046, Israel. Venus Concept leases these facilities pursuant to a lease agreement that expires on July 1, 2020, with an option to extend the term for an additional 24 months. These facilities consist of approximately 2,200 square feet of space.

Venus Concept’s principal executive offices are located at 255 Consumers Road, Suite 110, Toronto, Ontario, Canada. Venus Concept leases these facilities pursuant to a lease agreement that expires on July 31, 2021. These facilities consist of 10,410 square feet of office space, and 1,742 square feet of storage space.

Venus Concept believes that its existing facilities are adequate to meet its needs for the foreseeable future as it continues to implement its out-sourcing manufacturing strategy and that, should it be needed, additional space can be leased to accommodate any future growth.

Employees

As of December 31, 2018, Venus Concept had 483 employees, 74 based in Israel, 80 based in Canada, 128 based in the United States and 201 in the rest of the world. Of the total number of Venus Concept’s full-time employees, approximately 175 are direct sales representatives, including Venus sales management and members of the physician engagement team.

In addition, Venus Concept engaged the services of approximately 51 contract technicians in 2018 as part of Venus Concept’s NeoGrafters program.

Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination, payments to the National Insurance Institute, and other conditions of employment and include equal opportunity and anti-discrimination laws. While none of Venus Concept’s employees are party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to Venus Concept’s employees by order of the Israeli Ministry of the Economy. These provisions primarily concern pension fund benefits for all employees, insurance for work-related accidents, recreation fund and travel expenses. Venus Concept generally provides its employees with benefits and working conditions beyond the required minimums.

None of Venus Concept’s employees in Canada, the United States or other countries are party to any collective bargaining agreements.

Venus Concept has never experienced an employment-related work stoppage and believes that its relationship with its employees is good.

Legal Proceedings

From time to time, Venus Concept may become party to a litigation or other legal proceeding in the ordinary course of its business. On October 26, 2018, Edge Systems LLC filed suit against Venus Concept in the United States District Court for the District of Florida. The complaint alleges infringement of several patents by the Venus Glow system. Although Venus Concept believes that it does not infringe any of the asserted patents and it will vigorously defend the claims asserted, intellectual property litigation can involve complex factual and legal questions, and Venus Concept cannot guarantee the outcome of this suit. See “Risk Factors — Risks Related to Intellectual Property — Venus Concept’s products and services and any future products or services it develops could be alleged to infringe patents or other intellectual property rights of others, which may lead to litigation and, if Venus Concept is not successful, it could be required to pay substantial damages or it may be limited in its ability to commercialize its products” beginning on page 28 of the proxy statement/prospectus.

One of Venus Concept’s unregistered products has recently been the subject of inquiries in the PRC from two district level branches of the SAMR, Xuhui MSA and Huangpu MSA, as to whether the product was properly sold as a non-medical device. On June 12, 2019, Venus Concept China was informed that Xuhui MSA had opened an administrative investigation case related to whether the device is an unregistered medical device, as a result of a complaint that Xuhui MSA received from a former distributor of Venus Concept China. Huangpu MSA notified Venus Concept China that it would be suspending its separate investigation against Venus Concept China, pending the results of the Xuhui MSA investigation. Venus Concept and Venus Concept China have voluntarily stopped sales in China of this product. Venus Concept and Venus Concept China are cooperating with the relevant authorities, however, Venus Concept China cannot predict the outcome of this matter.

Venus Concept is not presently a party to any other legal proceedings the outcome of which, if determined adversely to it, would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Venus Concept’s business, operating results or financial condition.

VENUS CONCEPT MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Venus Concept’s financial condition and results of operations should be read together with the section titled “Selected Historical and Unaudited Pro Forma Combined Financial Data—Selected Historical Consolidated Financial Data of Venus Concept” and the consolidated financial statements of Venus Concept and the related notes, each included elsewhere in this proxy statement/prospectus. This discussion of Venus Concept’s financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in Venus Concept’s operations, development efforts and business environment, including those set forth in the section titled “Risk Factors—Risks Related to Venus Concept’s Business” in this proxy statement/prospectus, the other risks and uncertainties described in the section titled “Risk Factors” in this proxy statement/prospectus and the other risks and uncertainties described elsewhere in this proxy statement/prospectus. All forward-looking statements included in this proxy statement/prospectus are based on information available to Venus Concept as of the date hereof, and Venus Concept assumes no obligation to update any such forward-looking statement.

Overview

Venus Concept is an innovative global medical technology company that develops, commercializes, and delivers minimally invasive and non-invasive medical aesthetic technologies and related practice enhancement services. To address the financial barriers faced by physicians and aesthetic service providers globally, Venus Concept focuses its product sale strategy on a subscription-based business model in North America and in Venus Concept’s well established direct global markets. Venus Concept has received FDA clearance for the combined use of multipolar RF and PEMF for non-invasive treatment of facial rhytides (wrinkles) in Fitzpatrick skin types I (ivory)-IV (light brown), and temporary reduction in the appearance of cellulite, among others. In certain jurisdictions outside of the United States, Venus Concept’s products have received marketing authorizations for indications such as temporary increase of skin tightening, cellulite reduction and uses for certain soft tissue injuries, among others, and for vaginal treatment in the Israeli market. Venus Concept’s proprietary multipolar RF and PEMF technologies, also referred to as Venus Concept’s (MP)2 technology, synergistically deliver consistent, homogenous treatments in a minimally invasive process. Venus Concept also uses in its systems IPL for treatment of benign pigmented epidermal and cutaneous lesions, lasers for hair removal and fractional ablative RF modality for skin resurfacing. Venus Concept designs and sells a full-suite of medical aesthetic products and markets its current products primarily to physicians interested in providing minimally invasive and non-invasive aesthetic procedures, and to aesthetic medical spas. Through its NeoGraft division, Venus Concept offers an automated hair restoration system that facilitates the harvesting of follicles during an FUE process, improving the accuracy and speed over commonly used manual extraction instruments. Venus Concept’s NeoGraft systems are sold primarily to plastic surgeons and dermatologists, and in the United States, Venus Concept offers these doctors the services of a group of independently contracted technicians, who Venus Concept markets as “NeoGrafters”. These technicians are certified to assist the physician during a NeoGraft hair restoration procedure.

The Company has had recurring net operating losses and negative cash flows from operations. As of March 31, 2019 and December 31, 2018, the Company has an accumulated deficit of $40.3 million and $35.1 million, respectively. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future in connection with our ongoing activities. As of March 31, 2019 and December 31, 2018, we had cash and cash equivalents of $8.3 million and $6.8 million, respectively. In order to continue its operations, the Company must achieve profitable operations and/or obtain additional equity investment or debt financing. Management plans to fund its operations and capital expenditures through the private placement of equity securities and through accessing the Company’s existing credit facilities. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur substantial operating losses and net cash outflows.

We believe that the net proceeds from the equity raise and issuance of convertible subsequent to the merger, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See ‘‘—Liquidity and Capital Resources’’ beginning on page 245 of this proxy statement/prospectus.

Products and Services

Venus Concept derives revenue from the sale of products and services. Product revenue includes revenue from the following:

•	the sale of systems, which includes the main console and is inclusive of control software and applicators (referred to as system revenue);

•	marketing supplies and kits;

•	consumables and disposables;

•	replacement applicators/handpieces; and

•	Venus Concept skincare and hair products.

Service revenue includes revenue derived from Venus Concept’s NeoGrafter technician services, practice enhancement services, Venus Concept’s 2two5 internal advertising agency, and Venus Concept’s extended warranty service contracts provided to Venus Concept’s existing customer base.

Systems are sold through Venus Concept’s subscription model, or through traditional sales contracts directly and through distributors.

Venus Concept’s subscription model includes an up-front fee and a monthly payment schedule, typically over a period of 36 months, with approximately 40% of total contract payments collected in the first year. To ensure that each monthly product payment is made on time and that the customer’s system is serviced in accordance with the terms of the warranty, every product purchased under a subscription agreement requires a monthly activation code, which Venus Concept provides to the customer upon receipt of the monthly payment. These recurring monthly payments provide Venus Concept’s customers with enhanced financial transparency and predictability. If economic circumstances are appropriate, Venus Concept provides customers in good standing with the opportunity to “upgrade” to new agreements for the newest available or alternative Venus Concept technology throughout the subscription period. This structure can provide greater flexibility than traditional equipment leases secured through finance companies. Through Venus Concept’s practice enhancement services, Venus Concept works closely with its customers and physicians to provide business recommendations that improve the quality of service outcomes, build patient traffic and improve financial returns for the customer’s business.

Venus Concept has developed and commercialized nine technology platforms, including the NeoGraft platform. Venus Concept’s medical aesthetic technology platforms have received regulatory clearance for indications such as treatment of facial wrinkles in certain skin types, temporary reduction of appearance of cellulite and relief of minor muscle aches and pains, as well as other indications, that are cleared for marketing in overseas markets but not in the United States, including treatment of certain soft tissue injuries, temporary increase of skin tightening, temporary body contouring, and vaginal treatments in the Israeli market only. In 2018 Venus Concept purchased the NeoGraft business to penetrate the hair restoration market.

In the United States, Venus Concept has obtained 510(k) clearance from FDA for Venus Concept’s Venus Freeze and Venus Freeze Plus, Venus Viva, Venus Legacy, Venus Versa, Venus Velocity, Venus Heal and Venus Bliss systems. The Venus Glow and NeoGraft systems are listed as class I devices under FDA classification system. Outside the United States, Venus Concept markets its technologies in over 60 countries across Europe, Asia-Pacific and Latin America. Because each country has its own regulatory scheme and approval process, not every device is authorized for the same indications in each market in which a particular system is marketed. See “Venus Concept Business—Venus Concept’s Products” beginning on page 205 of this proxy statement/prospectus for a summary of FDA, EU and Health Canada cleared indications for Venus Concept’s systems.

Venus Concept generates recurring monthly revenue under its subscription model and traditional system sales. Venus Concept commenced its subscription model in North America in 2011 and, for the years ended December 31, 2018, 2017 and 2016 and for the three months ended March 31, 2019 and 2018, approximately 75%, 77% and 54% and 71% and 78%, respectively, of system revenues were derived from its subscription model. Venus Concept operates directly in 29 international markets through its 24 direct offices, including wholly-owned subsidiaries in the United States, Canada, United Kingdom, Japan, South Korea, Mexico, Argentina, Colombia, Spain, France, Germany, Israel and Australia, and majority-owned subsidiaries in China, Hong Kong, Singapore, Indonesia, Vietnam, India, Italy, Bulgaria, Russia, Kazakhstan and South Africa.

Venus Concept’s revenues increased from $53.1 million in 2016 to $89.1 million in 2017 and to $102.6 million in 2018. Venus Concept’s revenues were $21.4 million for the three months ended March 31, 2018 compared to $24.6 million for the three months ended March 31, 2019. Venus Concept had a net (loss) income attributable to Venus Concept of ($12.6 million), $5.7 million and ($15.0 million) in the years ended December 31, 2016, 2017, and 2018, respectively. Venus Concept had Adjusted EBITDA of a loss of $3.5 million in 2016, income of $14.3 million and $9.8 million in 2017 and 2018, respectively. Venus Concept had a net loss attributable to Venus Concept of $1.0 million and $5.3 million for the three months ended March 31, 2018 and 2019, respectively, and an Adjusted EBITDA of income of $1.6 million and loss of $1.2 million for the three months ended March 31, 2018 and 2019, respectively. For a reconciliation of net income to Adjusted EBITDA see “Selected Historical Consolidated Financial Data of Venus Concept.” beginning on page 21 of this proxy statement/prospectus.

Key Factors Impacting Venus Concept’s Results of Operations

Venus Concept’s results of operations are impacted by several factors, but it considers the following to be particularly significant to its business:

•

Number of systems delivered. The majority of Venus Concept’s revenue is generated from the delivery of systems, both under traditional sale contracts and under subscription agreements. The following table sets forth the number of systems Venus Concept has delivered in the geographic segments indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2017	2016	2019	2018
United States	538	500	440	144	96
Israel	164	322	173	36	39
International	1,378	1,051	1,128	362	242

Total	2,080	1,873	1,741	542	377

•

Mix between traditional sales, subscription model sales and distributor sales. Venus Concept delivers units through (1) traditional direct system sales contracts to customers, (2) Venus Concept’s subscription model, and (3) system sales through distributor agreements. Unit deliveries under direct system sales contracts and subscription agreements have the higher per unit revenues and gross margins, while revenues and gross margins on systems sold through distributors are lower. However, distributor sales do not require significant sales and marketing support as these expenses are borne by the distributors. In addition, while traditional system sales contracts and subscription contracts have similar gross margins, cash collections on subscription contracts generally occur over a three-year period, with approximately 40% collected in the first year and the balance collected evenly over the remaining two years of the subscription agreement.

•

Significant Investment in Sales, Marketing and Operations. Venus Concept has made a strategic decision to continue to penetrate the global market by investing in sales and marketing expenses across all geographic segments. This includes reducing Venus Concept’s reliance on distributor arrangements, opening more direct offices and hiring experienced sales, marketing and operational staff. While Venus Concept will generate incremental product sales in these new markets, these revenues and the related margins may not fully offset the startup investments in the initial years. For the three months ended March 31, 2019, Venus Concept did not open any direct sales offices. In 2018, Venus Concept opened direct sales offices in Argentina and South Korea and relaunched its direct operations in Germany. In 2017, Venus Concept opened a direct sales office in Vietnam.

•

Bad Debt Expense. Venus Concept maintains an allowance for doubtful accounts for estimated losses that may primarily arise from subscription customers that are unable to make the remaining required payments under the subscription contracts. Venus Concept’s bad debt expense as a percentage of sales has generally been consistent year-over-year and quarter-over-quarter, however, bad debt expense in 2018 increased substantially as Venus Concept recorded an $8.3 million provision against the receivable of a large U.S. national account customer that filed for Chapter 11 bankruptcy in February 2019. To the extent that Venus Concept conducts a significant amount of business with one customer or distributor, the potential impact on the business, both positive and negative, can significantly impact Venus Concept’s results.

Basis of Presentation

Revenues

Venus Concept generates revenue from (1) sales of systems through Venus Concept’s subscription model, traditional system sales to customers and distributors, (2) other product revenues from the sale of marketing supplies and kits, consumables and Venus skincare and hair products and (3) service revenue from the sale of Venus Concept’s NeoGrafter technician services, Venus Concept’s 2two5 internal advertising agency and Venus Concept’s extended warranty service contracts provided to existing customers.

System Revenue

For the year ended December 31, 2018 and the three months ended March 31, 2019, approximately 75% and 71%, respectively, of Venus Concept’s system revenues were derived from subscription contracts. Venus Concept’s subscription model is designed to provide a low barrier to ownership of Venus Concept’s systems and includes an up-front fee followed by monthly payments, typically over a 36-month period. The up-front fee serves as a deposit. The significantly reduced up-front financial commitment, coupled with less onerous credit and disclosure requirements, is intended to make the sales program more appealing and affordable to physicians, including larger non-traditional providers of aesthetic services such as family practice, general practice, and medical spas. For accounting purposes, these arrangements are considered to be sales-type finance equipment leases, where the present value of all cash flows to be received under the subscription agreement is recognized as revenue upon shipment to the customer and achievement of the required revenue recognition criteria.

For the year ended December 31, 2018 and the three months ended March 31, 2019, approximately 20% and 21%, respectively, of Venus Concept’s system revenues were derived from traditional sales. Customers generally demand higher discounts in connection with these types of sales. Venus Concept recognizes revenues from products sold to end customers when title and risk of ownership have been transferred which usually occurs upon shipment to the end customer. Venus Concept does not generally grant rights of return or early termination rights to its end customers. These traditional sales are generally made through Venus Concept’s sales team in the countries in which the team operates.

For the year ended December 31, 2018 and the three months ended March 31, 2019, approximately 5% of Venus Concept’s system revenues were derived from distributor sales. Under the traditional distributor relationship, Venus Concept does not sell directly to the end customer and, accordingly, achieves a lower overall margin on each system sold compared to Venus Concept’s direct sales. These sales are non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, Venus Concept considers distributors as end customers, or the sell-in method. For those cases in which revenue recognition criteria for distributor sales were not satisfied at the time of shipment, generally because collectability had not been established, revenues are recognized once the product is delivered to the end customer, or the sell-through method. Because Venus Concept does not have reliable information regarding the distributors, sale of its products through to end customers, Venus Concept uses cash collection from distributors as a basis for revenue recognition under the sell-through method.

Other Product Revenue

Venus Concept also generates revenue from its customer base by selling Glide (a cooling/conductive gel which is required for use with many of Venus Concept’s systems), marketing supplies and kits, consumables and disposables, replacement applicators and handpieces, Venus Concept skincare products (Venus Skin) and hair products.

Service Revenue

Venus Concept generates ancillary revenue from its existing customers by selling additional services including Venus Concept’s NeoGrafter technician services for hair restoration, extended warranty service contracts, and services provided by Venus Concept’s 2two5 internal advertising agency.

Cost of Goods Sold and Gross Profit

Cost of goods sold consists primarily of costs associated with manufacturing Venus Concept’s different systems, including direct product costs from third-party manufacturers, warehousing and storage costs and fulfillment and supply chain costs inclusive of personnel-related costs (primarily salaries, benefits, incentive compensation and stock-based compensation). Cost of goods sold also includes the cost of upgrades, technology amortization, royalty fees, parts, supplies, and cost of product warranties.

Operating Expenses

Selling and Marketing. Venus Concept currently sells its products and services using direct sales representatives in North America and in select international markets. Venus Concept’s sales costs primarily consist of salaries, commissions, benefits, incentive compensation and stock-based compensation. Costs also include expenses for travel and other promotional and sales-related activities. Venus Concept continues to invest in new sales and marketing programs, and it expects that selling costs will continue to increase as Venus Concept expands its direct operations across all geographic segments. However, Venus Concept expects that selling expenses as a percentage of revenue will decline over time.

Venus Concept’s marketing costs primarily consist of salaries, benefits, incentive compensation and stock-based compensation. They also include expenses for travel, trade shows, and other promotional and marketing activities, including direct and online marketing. Venus Concept’s marketing expenses have increased as it continues to scale up its direct operations across all geographic segments. However, given the fixed cost nature of many of these expenses, Venus Concept expects that marketing expenses as a percentage of revenue will decline over time.

General and Administrative. Venus Concept’s general and administrative costs primarily consist of expenses associated with Venus Concept’s executive, accounting and finance, legal, intellectual property and human resource departments. These expenses consist of personnel-related expenses (primarily salaries, benefits, incentive compensation and stock-based compensation) and allocated facilities costs, audit fees, legal fees, consultants, travel, insurance and bad debt expense. During the normal course of operations, Venus Concept may incur bad debt expense on accounts receivable balances that are deemed to be uncollectible. Venus Concept expects its general and administrative expenses to increase due to the anticipated growth of Venus Concept’s business and infrastructure.

Research and Development. Venus Concept’s research and development costs primarily consist of personnel-related costs (primarily salaries, benefits, incentive compensation, and stock-based compensation), material costs, and facilities costs in Venus Concept’s Yokneam, Israel research center. Venus Concept’s ongoing research and development activities are primarily focused on improving and enhancing Venus Concept’s current technologies, products, and services, and on expanding its current product offering with the introduction of new products and expanded indications.

Venus Concept expenses all research and development costs in the periods in which they are incurred. Venus Concept expects its research and development expenses to increase in absolute dollars as it continues to invest in research, clinical studies, regulatory affairs, and development activities, but to decline as a percentage of revenue as Venus Concept’s revenue increases over time.

Finance Expenses

Finance expenses consists of interest income, interest expense and other banking charges. Interest income consists of interest earned on Venus Concept’s cash, cash equivalents and short-term bank deposits. Venus Concept expects interest income to vary depending on Venus Concept’s average investment balances and market interest rates during each reporting period. Interest expense consists of interest on long-term debt and other borrowings. The interest rate on Venus Concept’s long-term debt is fixed at 9% as of March 31, 2019 and December 31, 2018 and 13% as of December 31, 2017 and 2016.

Foreign Exchange Loss (Income)

Foreign currency exchange loss (income) changes reflect foreign exchange gains or losses related to the change in value of assets and liabilities denominated in currencies other than the U.S. dollar.

Income Taxes Expense

Commencing from the year 2018, and including the three months ended March 31, 2019, Israeli companies are generally subject to income tax at the corporate tax rate of 24% (25% in 2017 and 25% in 2016). However, if certain conditions are met, companies may be entitled to a reduced corporate tax rate under various programs of the Encouragement of Capital Investment Law, 5719-1959, or the Encouragement Law. Venus Concept is currently examining its eligibility to be treated as Preferred Technology Enterprise which may entitle it to a reduced tax rate of 7.5% on Venus Concept’s Preferred Technological Income as such term is defined in the Encouragement Law.

Venus Concept’s non-Israeli subsidiaries are taxed according to the tax laws in their respective jurisdictions of organization. Due to Venus Concept’s multi-jurisdictional operations, Venus Concept applies significant judgment to determine its consolidated income tax position. Venus Concept expects that the effective tax rate overall will be significantly impacted by its tax position in Israel but will also be impacted by the tax rates in jurisdictions where Venus Concept has subsidiaries.

Non-Controlling Interests

In many countries where Venus Concept has direct operations, Venus Concept has a minority shareholder. For accounting purposes, these minority partners are referred to as non-controlling interests, and Venus Concept records the non-controlling interests’ share of earnings in Venus Concept’s subsidiaries as a separate balance within shareholders’ equity in the consolidated balance sheet and consolidated statements of changes in shareholders’ equity (deficit).

Results of Operations

The following tables set forth Venus Concept’s consolidated results of operations in U.S. dollars and as a percentage of revenues for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2017	2016 (unaudited)	2019	2018
	(in thousands)			(in thousands)
Consolidated Statements of Income:
Revenues:
Leases	$71,540	$65,052	$27,430	15,742	15,567
Products and services	31,074	24,022	25,712	8,838	5,784

Total revenue	102,614	89,074	53,142	24,580	21,351

Cost of goods sold	23,259	20,866	12,758	6,515	4,982

Gross profit	79,355	68,208	40,384	18,065	16,369

Expenses:
Selling and marketing	37,315	26,759	23,471	9,532	8,112
General and administrative	27,432	20,606	18,389	7,779	5,228
Research and development	7,047	5,678	4,693	2,061	1,332
Provision for bad debts	10,928	2,465	303	561	542

Total expenses	82,722	55,508	46,856	19,933	15,214

(Loss) income from operations	(3,367)	12,700	(6,472)	(1,868)	1,155
Foreign exchange loss (income)	3,266	(686)	1,079	697	(185)
Finance expenses	5,361	5,503	4,547	1,654	1,157

(Loss) income before income taxes	(11,994)	7,883	(12,098)	(4,219)	183
Income taxes expense	2,215	479	390	886	810

Net (loss) income	$(14,209)	$7,404	$(12,488)	(5,105)	(627)

Net (loss) income attributable to Venus Concept	(14,959)	5,726	(12,600)	(5,273)	(1,023)
Net (loss) income attributable to the non-controlling interest	750	1,678	112	168	396

Net (loss) income	$(14,209)	$7,404	$(12,488)	(5,105)	(627)

As a % of revenue:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	22.7	23.4	24.0	26.5	23.3

Gross profit	77.3	76.6	76.0	73.5	76.7

Operating expenses:
Selling and marketing	36.4	30.0	44.2	38.8	38.0
General and administrative	26.7	23.1	34.6	31.6	24.5
Research and development	6.9	6.4	8.8	8.4	6.2
Provision for bad debts	10.6	2.8	0.6	2.3	2.5

Total operating expenses	80.6	62.3	88.2	81.1	71.3

	Year Ended December 31,			Three Months Ended March 31,
	2018	2017	2016 (unaudited)	2019	2018
	(in thousands)			(in thousands)
(Loss) income from operations	(3.3)	14.3	(12.2)	(7.6)	5.4
Foreign exchange (gain) loss	3.2	(0.8)	2.0	2.8	(0.9)
Finance expenses	5.2	6.2	8.6	6.7	5.4

(Loss) income before income taxes	(11.7)	8.9	(22.8)	(17.2)	0.9

The following tables set forth Venus Concept’s revenue by region and by product type for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2017	2016 (unaudited)	2019	2018
	(in thousands)			(in thousands)
Revenues by region:
United States	$46,311	$42,759	$21,927	$9,539	$7,098
Israel	3,481	5,440	3,804	706	980
International	52,822	40,875	27,411	14,335	13,273

Total revenue	102,614	89,074	53,142	24,580	21,351

	Year Ended December 31,			Three Months Ended March 31,
	2018	2017	2016 (unaudited)	2019	2018
	(in thousands)			(in thousands)
Revenues by product:
Subscription—Systems	$71,540	$65,052	$27,430	$15,742	$15,567
Products—Systems	23,454	19,878	22,968	6,315	4,278
Products—Other (1)	4,412	3,709	2,485	1,328	1,002
Services (2)	3,208	435	259	1,195	504

Total revenue	102,614	89,074	53,142	24,580	21,351

(1)	Other products include Venus Concept’s Venus Skin and hair products, and other consumables.
(2)	Services includes NeoGrafter technician services, 2two5 ad agency services and extended warranty sales.

	Three Months Ended March 31,
	2019		2018		Change
	$	% of Total	$	% of Total	$	%
Revenue by product:
Subscription—Systems	15,742	64.0	15,567	72.9	175	1.1
Products—Systems	6,315	25.7	4,278	20.0	2,037	47.6
Product—Other	1,328	5.4	1,002	4.7	326	32.5
Services	1,195	4.9	504	2.4	691	137.1

Total revenue	24,580	100.0	21,351	100.0	3,229	15.1

	Three Months Ended March 31,
	2019		2018		Change
	$	% of Revenues	$	% of Revenues	$	%
Operating expenses:
Selling and marketing	9,532	38.8	8,112	38.0	1,420	17.5
General and administrative	7,779	31.6	5,228	24.5	2,551	48.8
Research and development	2,061	8.4	1,332	6.2	729	54.7
Provision for bad debts	561	2.3	542	2.5	19	3.5

Total operating expenses	19,933	81.1	15,214	71.3	4,719	31.0

Comparison of the Three Months Ended March 31, 2019 and 2018

Revenues

	Three Months Ended March 31,
	2019		2018		Change
	$	% of Total	$	% of Total	$	%
Revenue by product:
Subscription—Systems	15,742	64.0	15,567	72.9	175	1.1
Products—Systems	6,315	25.7	4,278	20.0	2,037	47.6
Product—Other	1,328	5.4	1,002	4.7	326	32.5
Services	1,195	4.9	504	2.4	691	137.1

Total revenue	24,580	100.0	21,351	100.0	3,229	15.1

Total revenue increased by $3.2 million, or 15.1%, to $24.6 million for the three months ended March 31, 2019 from $21.4 million for the three months ended March 31, 2018. The increase in revenue was a result of increased revenue in the United States of $2.4 million and increased revenue in international markets of $1.1 million, partially offset by a decrease in revenue in Israel of $0.3 million. The increase in revenue in the United States was driven by Venus Concept’s continued investment in selling and marketing, partially offset by lower system sales in Venus Concept’s national accounts channel. The increase in revenue in international markets is largely due to Venus Concept’s expanded direct sales presence in Latin America and Asia.

Venus Concept sold an aggregate of 542 systems in the three months ended March 31, 2019 compared to 377 in the three months ended March 31, 2018. The percentage of systems revenue derived from Venus Concept’s subscription model was approximately 71% in the three months ended March 31, 2019 compared to 78% in the three months ended March 31, 2018.

Other product revenue increased by $0.3 million, or 32.5%, to $1.3 million in the three months ended March 31, 2019 from $1.0 million in the three months ended March 31, 2018. The increase was driven by Venus Concept’s expanded direct sales presence in Latin America and Asia and additional consumables sales-related to increased systems sales.

Services revenue increased by $0.7 million, or 137.1%, to $1.2 million in the three months ended March 31, 2019 from $0.5 million in the three months ended March 31, 2018. This increase was driven by the addition of the NeoGrafter technician services as part of the NeoGraft acquisition and Venus Concept’s new 2two5 ad agency services that commenced operation in the second quarter of 2018.

Cost of Goods Sold and Gross Profit

Cost of goods sold increased by $1.5 million, or 30.8%, to $6.5 million in the three months ended March 31, 2019 from $5.0 million in the three months ended March 31, 2018. Gross profit decreased by $1.7 million, or 10.4%, to $18.1 million in the three months ended March 31, 2019, as compared to $16.4 million in the three months ended March 31, 2018. Gross profit as a percentage of revenue was 73.5% in the three months ended March 31, 2019 compared to 76.7% in the three months ended March 31, 2018. The increase in gross profit is primarily related to an increase in both system sales and other services. The decrease in gross profit percentage is primarily related to an increase in cost of goods sold mainly due to a large chain account sale in Asia at a lower margin and an increase in service revenues at a slightly lower margin.

Operating Expenses

	Three Months Ended March 31,
	2019		2018		Change
Operating expenses:	$	% of Revenues	$	% of Revenues	$	%
Selling and marketing	9,532	38.8	8,112	38.0	1,420	17.5
General and administrative	7,779	31.6	5,228	24.5	2,550	48.8
Research and development	2,061	8.4	1,332	6.2	729	54.7
Provision for bad debts	561	2.3	542	2.5	19	3.5

Total operating expenses	19,933	81.1	15,214	71.3	4,719	31.0

Selling and Marketing. Selling and marketing expenses increased by 17.5% in the three months ended March 31, 2019 compared to the three months ended March 31, 2018. This increase was primarily due to a continued increase in sales headcount, and related travel and marketing expenditures. The sales headcount increase was a result of an increase in Venus Concept’s direct sales presence in Asia Pacific and Latin America and the acquisition of NeoGraft in the first quarter of 2018. As a percentage of total revenues, Venus Concept’s selling and marketing expenses increased 0.8%, from 38.0% in the three months ended March 31, 2018 to 38.8% in the three months ended March 31, 2019. Venus Concept expects selling and marketing expenses to decrease as a percentage of sales in the future as it continues to penetrate the large countries in most regions.

General and Administrative. General and administrative expenses increased by 48.8% in the three months ended March 31, 2019 compared to the three months ended March 31, 2018, reflecting continued investment in corporate infrastructure including expanded infrastructure in Asia-Pacific, Latin America and Europe, the related general and administrative expenses resulting from the NeoGraft acquisition and the launch of the 2two5 internal advertising agency launched mid-year 2018. Increases in headcount were necessary to support increased activity across all areas of Venus Concept’s business. As a percentage of total revenues, Venus Concept’s general and administrative expenses increased 7.1%, from 24.5% in the three months ended March 31, 2018 to 31.6% in the three months ended March 31, 2019.

Research and Development. Research and development expenses increased by 54.7% in the three months ended March 31, 2019 compared to the three months ended March 31, 2018. This increase related primarily to an increase in the development of new products, clinical trials and regulatory certification for numerous products including Venus Heal, NeoGraft, Venus Fiore and Venus Bliss. As a percentage of total revenues, Venus Concept’s research and development expenses increased 2.2%, from 6.2% in the three months ended March 31, 2018 to 8.4% in the three months ended March 31, 2019.

Provision for Bad Debts. The provision for bad debts expense increased by 3.5% in the three months ended March 31, 2019 compared to the three months ended March 31, 2018. This increase related primarily to an increase in sales under Venus’s subscription model. As a percentage of total revenues, Venus Concept’s provision for bad debt expense decreased 0.2%, from 2.5% in the three months ended March 31, 2018 to 2.3% in the three months ended March 31, 2019.

Foreign exchange loss (income). Venus Concept had a foreign exchange loss of $0.7 million in the three months ended March 31, 2019 and foreign exchange income of $0.2 million in the three months ended March 31, 2018. The loss in 2019 is driven mainly by unrealized losses from accounts receivable balances denominated in currencies other than the US dollar. Venus Concept generally does not hedge against foreign currency risk.

Financial Expenses. Financial expenses increased by $0.5 million, to $1.7 million in the three months ended March 31, 2019 from $1.2 million in the three months ended March 31, 2018. This increase is a result of interest expense on increased debt assumed with our primary lender in the year ended December 31, 2018 and the three months ended March 31, 2019. See “—Liquidity and Capital Resources” beginning on page 245 of this proxy statement prospectus.

Income Taxes Expense. Income taxes expense increased by $0.1 million, to $0.9 million in the three months ended March 31, 2019 from $0.8 million in the three months ended March 31, 2018. This increase resulted from the recognition of deferred tax liabilities created from Venus Concept’s subscription business. In certain jurisdictions, a temporary difference is created on the sale of systems under subscription agreements between the present value of the contract for accounting purposes and the taxability of the income when installments on that subscription are billed and paid.

Comparison of the Years Ended December 31, 2018 and 2017

Revenues

	Year Ended December 31,
	2018		2017		Change
	$	% of Total	$	% of Total	$	%
Revenue:
Subscription—Systems	71,540	69.7	65,052	73.0	6,488	10.0
Products—Systems	23,454	22.9	19,878	22.3	3,576	18.0
Products—Other	4,412	4.3	3,709	4.2	703	19.0
Services	3,208	3.1	435	0.5	2,773	637.5

Total	102,614	100.0	89,074	100.0	13,540	15.2

Revenues increased by $13.5 million, or 15.2%, to $102.6 million in 2018 from $89.1 million in 2017 driven by systems and other product sales as a result of international driven sales expansion. The increase in revenue was a result of increased revenue in the United States of $3.5 million and increased revenue in international markets of $11.9 million, partially offset by a decrease in revenue in Israel of $1.9 million. The increase in revenue in the United States was driven by Venus Concept’s continued investment in selling and marketing and the acquisition of NeoGraft in the first quarter of 2018, partially offset by lower system sales in Venus Concept’s national accounts channel. The increase in revenue in international markets is largely due to Venus Concept’s expanded direct sales presence in Latin America and Asia.

Venus Concept sold an aggregate of 2,080 systems in 2018 compared to 1,873 in 2017. The percentage of systems revenue derived from Venus Concept’s subscription model was approximately 75% in 2018 compared to 77% in 2017.

Other product revenue increased by $0.7 million, or 19.0%, to $4.4 million in 2018 from $3.7 million in 2017. The increase was driven by Venus Concept’s expanded direct sales presence in Latin America and Asia and additional consumables sales-related to increased systems sales.

Services revenue increased by $2.8 million, or 637.5%, to $3.2 million in 2018 from $0.4 million in 2017. This increase was driven by the addition of the NeoGrafter technician services as part of the NeoGraft acquisition and Venus Concept’s new 2two5 ad agency services that commenced operation in the second quarter of 2018.

Cost of Goods Sold and Gross Profit

Cost of goods sold increased by $2.4 million, or 11.5%, to $23.3 million in 2018 from $20.9 million in 2017. Gross profit increased by $11.2 million, or 16.4%, to $79.4 million in 2018, as compared to $68.2 million in 2017. Gross profit as a percentage of revenue was 77.3% in 2018 compared to 76.6% in 2017. The increase in gross profit is primarily related to the increased percentage of direct sales which generate higher average selling prices as compared to distributor sales.

Operating Expenses

	Year Ended December 31,
	2018		2017		Change
	$	% of Revenues	$	% of Revenues	$	%
Operating expenses:
Selling and marketing	37,315	36.4	26,759	30.0	10,556	39.4
General and administrative	27,432	26.7	20,606	23.1	6,826	33.1
Research and development	7,047	6.9	5,678	6.4	1,369	24.1
Provision for bad debts	10,928	10.6	2,465	2.8	8,463	343.3

Total operating expenses	82,722	80.6	55,508	62.3	27,214	49.0

Selling and Marketing. Selling and marketing expenses increased by 39.4% in 2018 compared to 2017. This increase was primarily due to a continued increase in sales headcount, and related travel and marketing expenditures. The sales headcount increase was a result of an increase in Venus Concept’s direct sales presence in Asia Pacific and Latin America and the acquisition of NeoGraft in the first quarter of 2018. As a percentage of total revenues, Venus Concept’s selling and marketing expenses increased from 30.0% in 2017 to 36.4% in 2018. Venus Concept expects selling and marketing expenses to decrease as a percentage of sales in the future as it continues to penetrate the large countries in most regions.

General and Administrative. General and administrative expenses increased by 33.1% in 2018 compared to 2017, reflecting continued investment in corporate infrastructure including expanded infrastructure in Asia Pacific, Latin America and Europe, the related general and administrative expenses resulting from the NeoGraft acquisition and a significant increase in bad debt expense as described below. Increases in headcount were necessary to support increased activity across all areas of Venus Concept’s business. Non-recurring expenses included approximately $2.3 million paid in the fourth quarter of 2018 for professional fees related to a transaction that was not completed. As a percentage of Venus Concept’s total revenues, general and administrative expenses in 2018 increased to 26.7% from 23.1% in 2017. Excluding the non-recurring items, general and administrative expenses were 25.0% of Venus Concept’s total revenues in 2018.

Research and Development. Research and development expenses increased by 24.1% in 2018 compared to 2017. This increase related primarily to an increase in the development of new products, clinical trials and regulatory certification for numerous products including Venus Heal, Venus Velocity, NeoGraft, Venus Fiore and Venus Bliss. As a percentage of total revenues, Venus Concept’s research and development expenses increased from 6.4% in 2017 to 6.9% in 2018.

Provision for Bad Debts. The provision for bad debts expense increased by 343.3% in 2018 compared to 2017. The increase related primarily to one large chain account customer filing for Chapter 11 bankruptcy protection, resulting in a provision of $8.3 million for the year ended December 31, 2018. There were no system sales made to this chain account in 2018. Excluding this write-off, bad debt expense as a percentage of revenue remained consistent with prior years. As a percentage of total revenues, Venues Concept’s provision for bad debt expense increased from 2.8% in 2017 to 10.6% in 2018.

Foreign exchange loss (income). Venus Concept had a foreign exchange gain of $0.7 million in 2017 and a foreign exchange loss of $3.3 million in 2018. The loss in 2018 is driven mainly by unrealized losses from accounts receivable balances denominated in currencies other than the US dollar. Venus Concept generally does not hedge against foreign currency risk.

Finance Expenses. Finance expenses decreased by $0.1 million to $5.4 million from $5.5 million. This decrease was the result of the amended loan agreement signed with Madryn Health Partners, LP on August 14, 2018. The amended loan agreement reduced the interest rate on the loan to 9% from 13%, while providing an additional $35 million in potential borrowings.

Income Taxes Expense. Income taxes expense increased from $0.5 million in 2017 to $2.2 million in 2018. This increase resulted from the recognition of deferred tax liabilities created from Venus Concept’s subscription business. In certain jurisdictions, a temporary difference is created on the sale of systems under subscription agreements between the present value of the contract for accounting purposes and the taxability of the income when instalments on that subscription are billed and paid.

Comparison of the Years Ended December 31, 2017 and 2016

Revenues

	Year Ended December 31,
	2017		2016 (unaudited)		Change
	$	% of Total	$	% of Total	$	%
Revenue:
Subscription—Systems	65,052	73.0	27,430	51.6	37,622	137.2
Products—Systems	19,878	22.3	22,968	43.2	(3,090)	(13.5)
Products—Other	3,709	4.2	2,485	4.7	1,224	49.3
Services	435	0.5	259	0.5	176	68.3

Total	89,074	100.0	53,142	100.0	35,932	67.6

Revenues increased by $35.9 million, or 67.6%, to $89.1 million in 2017 from $53.1 million in 2016. This increase was a result of increased revenue in the United States of $20.8 million and increased revenue in international markets of $15.1 million. The revenue increase in all regions was partially a result of recognizing the present value of the subscription sales on system delivery starting in the fourth quarter of 2016. Prior to the fourth quarter of 2016, all subscription-based system revenues were recognized on a straight-line basis over the term of the contract, as Venus Concept did not have enough history to determine that cash collection was reasonably assured at the time of sale and did not meet the criteria for treatment as sales-type leases.

Venus Concept sold an aggregate of 1,873 units in 2017 compared to 1,741 in 2016. The percentage of systems revenue derived from Venus Concept’s subscription model increased to approximately 77% in 2017 compared to 54% in 2016.

Other product revenue increased by $1.2 million, or 49.3%, to $3.7 million in 2017 from $2.5 million in 2016. The increased revenue was primarily due to an increase in Venus Skin sales of $0.8 million along with other an increase in consumables sales driven by the increase in systems sales.

Systems sold under traditional sales contracts declined by $3.1 million, or 13.5%, due to increased penetration of Venus Concept’s subscription model in both the United States and selected international markets.

Cost of Goods Sold and Gross Profit

Cost of goods sold increased by $8.1 million, or 63.3%, to $20.9 million in 2017 from $12.8 million in 2016. Gross profit increased by $27.8 million, or 68.8%, to $68.2 million in 2017, as compared to $40.4 million in 2016. Gross profit as a percentage of revenue was 76.6% in 2017 compared to 76.0% in 2016. The increase in gross profit is primarily related to increased sales as well as an increased percentage of direct sales which generate higher average selling prices as compared to distributor sales.

Operating Expenses

	Year Ended December 31,
	2017		2016 (unaudited)		Change
	$	% of Revenues	$	% of Revenues	$	%
Operating expenses:
Selling and marketing	26,759	30.0	23,471	44.2	3,288	14.0
General and administrative	20,606	23.1	18,389	34.6	2,217	12.1
Research and development	5,678	6.4	4,693	8.8	985	21.0
Provision for bad debts	2,465	2.8	303	0.6	2,162	713.5

Total operating expenses	55,508	62.3	46,856	88.2	8,652	18.5

Selling and Marketing. Selling and marketing expenses increased by 14.0% in 2017 compared to 2016. This increase was primarily due to a continued increase in sales headcount, and related travel and marketing expenditures. The sales headcount increase was a result of an increase in Venus Concept’s direct sales presence in Asia Pacific and Latin America. As a percentage of total revenues, Venus Concept’s selling and marketing expenses decreased from 44% in 2016 to 30.0% in 2017. This is mainly due to the fact that subscription-based system sales were recognized on a straight-line basis prior to the fourth quarter of 2016.

General and Administrative. General and administrative expenses increased by 12.1% in 2017 compared to 2016, reflecting continued investment in corporate infrastructure, including expanded infrastructure in Asia Pacific, Latin America and Europe. Increases in headcount were necessary to support increased activity across all areas of Venus Concept’s business. As a percentage of Venus Concept’s total revenues, general and administrative expenses decreased to 23.1% in 2017 from 34.6% in 2016.

Research and Development. Research and development expenses increased by 21.0% in 2017 compared to 2016. This increase related primarily to an increase in the development of new products, clinical trials and regulatory certification for numerous products, including Venus Freeze Plus, Venus Velocity and Venus Fiore. As a percentage of total revenues, Venus Concept’s research and development expenses decreased from 8.8% in 2016 to 6.4% in 2017.

Provision for Bad Debts. The provision for bad debts expense increased by 713.5% in 2017 compared to 2016. This increase related primarily to an increase in systems sold under Venus’s subscription model. As a percentage of total revenues, Venues Concept’s provision for bad debt expense increased from 0.6% in 2016 to 2.8% in 2017.

Foreign exchange loss (income). Venus Concept recognized a foreign exchange loss of $1.1 million in 2016 and a foreign exchange gain of $0.7 million in 2017. The foreign exchange loss and gain are mainly derived from the remeasurement of monetary balance sheet items resulting from transactions in currencies other than the U.S. dollar.

Finance Expenses. Finance expenses increased by $1.0 million to $5.5 million from $4.5 million. This increase was the result of the increased balance and interest rate related to the loan agreement signed with

Madryn Health Partners, LP on October 11, 2016. The first tranche of $35 million under this agreement was loaned on October 11, 2016 and bears interest at 13%. Previously, Venus Concept had term loans with Oxford Finance LLC totaling $20 million with an interest rate of LIBOR + 8.04%, with a limit of 8.35%. The LIBOR loans were repaid in full in October 2016.

Income Taxes Expenses. Income taxes expense increased from $0.4 million in 2016 to $0.5 million in 2017. This increase resulted from increased taxable income in certain jurisdictions.

Liquidity and Capital Resources

Venus Concept had $8.3 million and $6.8 million of cash and cash equivalents as of March 31, 2019 and December 31, 2018, respectively. Venus Concept has funded its operations with cash generated from operating activities, through the sale of equity securities to investors in private placements and through debt financing. During the three months ended March 31, 2019, Venus Concept drew $10.0 million on a term loan facility with Madryn Health Partners, LP. During 2018, Venus Concept raised $6.9 million from the sale of preferred shares to existing investors that was used to fund the NeoGraft acquisition, and Venus Concept refinanced its long-term debt yielding incremental proceeds of $15.0 million used to fund working capital. During 2017, Venus Concept raised $36.3 million through private placements of securities used to fund Venus Concept’s operations and working capital.

On October 11, 2016, Venus Concept entered into a loan agreement with Madryn Health Partners, LP as administrative agent and certain of its affiliates as lenders, collectively, Madryn, which was amended on August 14, 2018. The loan agreement, as amended, is comprised of three committed tranches and one uncommitted tranche of debt totaling $70.0 million. The term A-1 commitment is $35.0 million, the term A-2 commitment is $15.0 million, the term B commitment is $10.0 million, and the uncommitted term C tranche may be funded at Madryn’s discretion in an amount not to exceed $10.0 million. As of March 31, 2019, Venus Concept had drawn on the term A-1, A-2 and B tranches for gross debt of $60.0 million. As of December 31, 2018, Venus Concept had drawn on the term A-1 and A-2 tranches for gross debt of $50.0 million. The term C tranche may be made available at the discretion of Madryn on or prior to September 30, 2019, however, the term C tranche is not committed and the proceeds of this tranche must be used to consummate a mutually agreed upon acquisition or investment.

In connection with the Madryn loan agreement, Venus Concept issued three 10-year warrants to funds affiliated with Madryn. As of March 31, 2019 and December 31, 2018, the Madryn funds held warrants to purchase 150,000 ordinary shares at a price of $5.0604 per share, 150,000 Series B preferred shares at a price of $5.0604 per share, and 12,000 Series C preferred shares at a price of $5.0604 per share.

Effective August 14, 2018, interest on the Madryn loan is 9%, payable quarterly. Previously, interest was payable quarterly, at Venus Concept’s option, as follows: cash interest at 9% during the interest only period, which was 3-years or 12 payments after closing, plus an additional 4%, paid in kind, or PIK. PIK interest could be paid in cash or added to the principal amount of the loan at Venus Concept’s option.

On the 24th payment date following the closing date, December 31, 2022, the aggregate outstanding principal amount of the loans, together with any accrued and unpaid interest thereon and all other amounts due and owing under the loan agreement will become due and payable in full.

The loans are collateralized by substantially all the assets of Venus Concept and certain of its subsidiaries and are subject to certain revenue and liquidity covenants. The covenants require that Venus Concept and its subsidiaries, on a consolidated basis, achieve (i) minimum reported revenue targets for any four consecutive fiscal quarter period of an amount equal to the greater of (A) $100,000,000 and (B) one hundred and fifty percent (150%) of the aggregate outstanding amount of the loans as of the last day of such four consecutive fiscal quarter period, (ii) minimum levels of cash held in deposit accounts controlled by Madryn to be no less than $2,000,000 and (iii) minimum levels of cash held in all deposit accounts, plus availability under the CNB Loan Agreement, to be no less than $5,000,000. As of March 31, 2019 and December 31, 2018, Venus Concept was in compliance with these revenue and liquidity covenants, however starting on June 25, 2019, Venus Concept was not in compliance with the minimum liquidity covenant. In addition, Venus Concept failed to timely pay an interest payment due June 28, 2019, although this interest payment was subsequently made on July 10, 2019. Venus Concept received a letter from Madryn on July 5, 2019 stating that an Event of Default exists as a result of Venus Concept’s failure to timely pay the interest payment due June 28, 2019. On July 26, 2019, Venus Concept and Madryn executed a waiver and amendment to the Madryn Credit Agreement pursuant to which, Madryn lowered the liquidity covenant from $2,000,000 to $200,000 through the earlier of August 30, 2019 and the time Venus Concept raises $21.0 million in additional equity. Madryn waived the existing events of default. In addition, the amendment to the Madryn Credit Agreement includes, among other changes, a requirement that Venus Concept complete an equity financing with proceeds of $21.0 million no later than August 30, 2019.

Madryn has committed to consent to the merger, subject to the satisfaction of certain conditions, including, the receipt of cash proceeds from a private placement in an aggregate amount of at least $20.0 million (excluding any investment made by Madryn or its affiliates) and the repayment of indebtedness under the Solar Loan Agreement, not later than the close of business on the merger closing date. In the event that the $20.0 million of equity financing is not consummated or the Solar debt is not repaid on or prior to the consummation of the merger, Madryn’s consent to the merger would not be effective. The effectiveness of the Madryn consent is not a condition to the closing of the merger and, assuming all other conditions to the closing of the merger were satisfied, Venus Concept nonetheless would be obligated to close the merger without Madryn’s consent, which would result in an event of default under the Madryn Credit Agreement.

Venus Concept also has an agreement with City National Bank of Florida, or CNB, whereby CNB agreed to provide a revolving credit facility to certain of Venus Concept’s subsidiaries in the maximum principal amount of $7.5 million, to be used to finance working capital requirements. As of March 31, 2019 and December 31, 2018, Venus Concept had $6.7 million and $5.7 million outstanding, respectively, under the credit facility which bears interest at LIBOR plus 3.25%. As of December 31, 2017, Venus Concept did not have anything outstanding under the credit facility.

On April 25, 2019, the revolving loan commitment under the CNB Loan Agreement was increased to $10.0 million and the CNB Loan Agreement was further amended to require the consummation on or before July 31, 2019 of both the merger and an equity financing of at least $20.0 million. If both such events are not consummated by July 31, 2019 then an event of default will occur under the CNB Loan Agreement on August 30, 2019, unless by such date either (i) the outstanding principal balance of loans in excess of $7.5 million has been repaid or (ii) the merger and an equity financing of at least $20.0 million have been consummated.

The CNB credit facility is secured by accounts receivable and inventory and requires us to maintain either minimum account balances or a maximum total liability to tangible net worth ratio and a minimum debt service coverage ratio. As of March 31, 2019 and December 31, 2018, Venus Concept was in compliance with the maximum total liability to tangible net worth ratio and received a waiver with respect to the minimum debt service coverage ratio. In July 2019, the Company received a one-time waiver removing the requirement to meet the minimum debt service coverage ratio for the period ended June 30, 2019 and agreeing that future periods will not be measured until August 30, 2019.

The occurrence of any event of default under the CNB Loan Agreement would trigger an event of default under the Madryn Credit Agreement. The occurrence of any event of default under the Madryn Credit Agreement would trigger an event of default under the CNB Loan Agreement. CNB has provided a waiver for cross defaults arising under the Madryn Credit Agreement until August 30, 2019.

As of March 31, 2019 and December 31, 2018, Venus Concept anticipates that its existing cash and cash equivalents and cash generated from operations, will not be sufficient to fund Venus Concept’s current operating plans for the next twelve months. As in the past, Venus Concept expects to fund its operations through the private placement of equity securities and through accessing Venus Concept’s existing credit facilities.

On June 25, 2019, Venus Concept entered into a note purchase agreement pursuant to which Venus Concept issued an aggregate of $7.8 million of unsecured senior subordinated convertible promissory notes, or the Venus convertible notes, to certain investors named therein. The Venus Convertible notes bear interest on the unpaid principal amount at a rate of eight percent (8.0%) per annum from the date of issuance. All of the outstanding principal and unpaid accrued interest on the Venus convertible notes will automatically be converted into common stock of Restoration Robotics at the closing of the merger, at a conversion price of $0.4664 per share. In the event that the merger is not consummated, the Venus convertible notes will be convertible into equity securities of Venus Concept. On July 5, 2019, Venus Concept loaned Restoration Robotics $2.5 million of the proceeds from the issuance of the Venus Concept convertible notes pursuant to a subordinated promissory note, or the Restoration Note. The Restoration Note is subordinated to the Solar Loan Agreement pursuant to a subordination agreement between Solar and Venus Concept dated June 25, 2019. The Restoration Note accrues interest at a rate of 8% per annum and matures on November 30, 2019.

Pursuant to the amendment and waiver of the Madryn Credit Agreement entered into on July 26, 2019, Venus Concept is obligated to raise $21.0 million through the sale of equity or convertible notes by August 30, 2019. Venus Concept also agreed to use commercially reasonable efforts to release Madryn from its commitment to invest $3.5 million in Restoration Robotics common stock at the consummation of the merger pursuant to the terms of the equity commitment letter. Madryn has agreed to invest $3.5 million in the Venus Concept convertible notes on or prior to August 30, 2019.

Venus Concept’s working capital requirements reflect the growth of its business, in particular, the shift from a traditional sales model to its subscription model. Working capital is primarily impacted by growth in Venus Concept’s subscription sales which also impacts accounts receivable. Venus Concept’s overall growth also requires higher inventory levels to meet demand and to accommodate the increased number of technology platforms offered. Venus Concept expects its near to mid-term split of subscription sales revenue to traditional sales revenue to be at a ratio of approximately 75:25 respectively, consistent with 2018 results. Venus Concept expects inventory to continue to increase in the short term, but at a lower rate than the rate of revenue growth.

Venus Concept also requires modest funding for capital expenditures. Venus Concept’s capital expenditures relate primarily to its research and development facilities in Yokneam, Israel. In addition, Venus Concept’s capital investments have included improvements and expansion of its subsidiary operations to support Venus Concept’s growth.

Cash Flows

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2017	2016 (unaudited)	2019	2018
		(in thousands)		(in thousands)
Net cash used in operating activities	$(33,649)	$(18,880)	$(22,727)	$(9,150)	$(9,688)
Net cash used in investing activities	(8,657)	(1,527)	(999)	(334)	(8,148)
Net cash provided by financing activities	26,495	36,034	14,440	11,030	6,915

Net (decrease) increase in cash and cash equivalents	$(9,286)	$15,627	$(15,811)	$1,546	$(10,921)

Cash Flows from Operating Activities

In the three months ended March 31, 2019, cash used in operating activities consisted of a net loss of $5.1 million and an investment in net operating assets of $6.4 million, partially offset by non-cash operating expenses of $2.4 million. The investment in net operating assets was attributable to an increase in accounts receivable of $6.1 million, primarily due to the increase in subscription sales, a decrease in trade payables of $1.1 million, and a decrease in other long-term liabilities of $0.3 million. This was partially offset by an increase in accrued expenses and other current liabilities of $1.0 million a decrease in inventories of $0.2 million and a decrease in prepaid expenses and other current assets, combined, of $0.2 million. The non-cash operating expenses consisted mainly of stock-based compensation of $0.4 million, depreciation and amortization of $0.3 million, deferred tax expense of $0.5 million, the provision for bad debts of $0.6 million, the provision for obsolescence of $0.2 million and financing fees of $0.2 million.

In the three months ended March 31, 2018, cash used in operating activities consisted of an investment in net operating assets of $11.1 million, partially offset by non-cash operating expenses of $2.0 million and a net loss of $0.6 million. The investment in net operating assets was attributable to an increase in accounts receivable of $9.1 million, primarily due to the increase in subscription sales, an increase in inventories of $1.5 million, an increase in other current assets of $0.3 million and a decrease in trade payables, partially offset by an increase in unearned interest income of $0.5 million, and an increase in accrued expenses and other current liabilities of $1.5 million. The non-cash operating expenses consisted mainly of stock-based compensation of $0.2 million, depreciation and amortization of $0.2 million, accretion on long-term debt of $0.4 million, the provision for bad debts of $0.5 million and deferred tax expense of $0.6 million.

In 2018, cash used in operating activities consisted of a net loss of $14.2 million and an investment in net operating assets of $34.8 million, partially offset by non-cash operating expenses of $15.4 million. The investment in net operating assets was attributable to an increase in accounts receivable of $38.2 million due to the increase in subscription sales and an increase in inventories of $6.2 million to meet higher demand and to accommodate the increased number of technology platforms offered. This was partially offset by an increase in accounts payable of $4.2 million, a decrease in deferred expenses of $1.6 million, an increase in other liabilities of $2.6 million and a net decrease in other net operating assets of $1.1 million. The non-cash operating expenses consisted mainly of stock-based compensation of $1.3 million, depreciation and amortization of $1.3 million, capitalized interest of $0.9 million, and a provision for bad debts of $10.3 million.

In 2017, cash used in operating activities consisted of net income of $7.4 million and non-cash operating expenses of $6.9 million, offset by an investment in net operating assets of $33.2 million. The non-cash operating expenses consisted mainly of stock-based compensation of $0.9 million, depreciation and amortization of $0.7 million, capitalized interest of $1.5 million, a provision for bad debts of $2.5 million and deferred tax expense of $1.2 million. The investment in net operating assets was attributable to an increase in accounts receivable of $39.8 million due to the increase in subscription sales, partially offset by an increase in unearned revenue of $3.4 million and a net decrease in other net operating assets of $3.1 million.

In 2016, cash used in operating activities consisted of a net loss of $12.5 million and an investment in net operating assets of $13.6 million, offset by non-cash operating expenses of $3.4 million. The investment in net operating assets was attributable to an increase in accounts receivable of $10.1 million due to the increase in subscription sales, an increase in inventories of $4.4 million to meet higher demand, offset by a net decrease in other net operating assets of $0.9 million. The non-cash operating expenses consisted mainly of stock-based compensation of $2.4 million and depreciation and amortization of $0.5 million.

Cash Flows from Investing Activities

In the three months ended March 31, 2019, cash used in investing activities consisted of the purchase of property and equipment of $0.2 million and payments related to the earn-out liability of $0.1 million.

In the three months ended March 31, 2018, cash used in investing activities consisted of the purchase of property and equipment of $0.2 million, $7.5 million of cash paid for the acquisition of NeoGraft and $0.5 million of cash paid for the acquisition of Venus Concept UK Limited.

In 2018, cash used in investing activities consisted of $1.2 million for the purchase of property and equipment and $7.5 million for the acquisition of NeoGraft.

In 2017 and 2016, cash used in investing activities related to the purchase of property and equipment of $1.5 million and $1.0 million.

Cash Flows from Financing Activities

In the three months ended March 31, 2019, cash from financing activities consisted of proceeds from the issuance of long-term debt of $10.0 million and proceeds from the drawdown on the credit facility of $1.0 million.

In the three months ended March 31, 2018, cash from financing activities consisted of net proceeds from the issuance of Series D preferred shares of $6.9 million.

In 2018, the cash from financing activities consisted of net proceeds from the issuance of shares of $6.9 million, issuance of long-term debt of $15.0 million, $5.7 million in drawings on the credit facility and proceeds on the exercise of stock option of $0.2 million, offset by the $0.5 million of cash used to acquire the non-controlling interest in two subsidiaries and $0.8 million of financing fees.

In 2017, cash from financing activities consisted of net proceeds from the issuance of shares of $36.3 million offset by $0.3 million in financing fees.

In 2016, cash from financing activities consisted of the proceeds on the issuance of long-term debt of $35.0 million under the loan agreement with Madryn, offset by the repayment of $20.0 million under the loan agreement with Oxford Finance LLC and financing fees of $0.6 million.

Contractual Obligations and Commitments

Venus Concept’s premises and those of its subsidiaries are leased under various operating lease agreements, which expire on various dates.

As of March 31, 2019, Venus Concept has non-cancellable purchase orders placed with Venus Concept’s contract manufacturers in the amount of $2.9 million. In addition, as of March 31, 2019, Venus Concept had $5.9 million of open purchase orders that can be cancelled with 90 days’ notice, except for a portion equal to 15% of the total amount representing the purchase of “long lead items”.

The following table summarizes the Company’s contractual obligations as of March 31, 2019:

	Less than 1 year	1 to 3-years	3 to 5 years	More than 5 years	Total
	(in thousands)
Debt obligations, including interest	$5,418	$79,629	$—	$—	$85,047
Operating leases	620	975	556	—	2,151
Purchase commitments	3,746	—	—	—	3,746

Total contractual obligations	9,784	80,604	556	—	90,944

Off-Balance Sheet Arrangements

Venus Concept did not have during the periods presented, and does not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risk

Venus Concept is exposed to market risks in the ordinary course of its business. These risks include interest rate fluctuations, inflation and foreign currency exchange risk.

Interest Rate Fluctuations

Venus Concept’s investments include cash and cash equivalents, which consist of cash accounts, and are held for working capital purposes. Venus Concept had cash and cash equivalents of approximately $8.3 and $6.8 million as of March 31, 2019 and December 31, 2018, respectively. The primary objective of Venus Concept’s investment activities is to preserve principal without significantly increasing risk. Venus Concept does not enter into investments for trading or speculative purposes, and all of Venus Concept’s cash accounts are held in low interest rate cash accounts. Venus Concept’s long-term debt bears interest at a fixed rate of 9% and the credit facility bears interest at a variable rate of LIBOR plus 3.25%. Venus Concept does not invest in any instruments to manage its interest rate risk. Although the credit facility interest rates may fluctuate, Venus Concept does not expect its operating results or cash flows to be materially affected to any degree by a sudden change in market interest rates.

Inflation

Venus Concept does not believe that inflation has had a material effect on its business, financial condition, or results of operations. If Venus Concept’s costs were to become subject to significant inflationary pressures, Venus Concept may not be able to fully offset such higher costs through price increases. Venus Concept’s inability or failure to do so could harm its business, financial condition, and its results of operations.

Foreign Currency Exchange Risk

Venus Concept’s functional currency for selling products and services and its financial reporting currency is the U.S. dollar. During the three months ended March 31, 2019 and the year ended December 31, 2018, approximately 49% of Venus Concept’s revenues were denominated in U.S. dollars, 8% and 10%, respectively, in Canadian dollars and the balance in a mixture of currencies. In addition, during the three months ended March 31, 2019 and the year ended December 31, 2018, approximately 38% and 36%, respectively, of Venus Concept’s operating expenses were incurred in U.S. dollars, 29% and 32%, respectively, in Israeli shekels and 14% in Canadian dollars. Venus Concept’s Israeli operating expenses consisted primarily of salaries and overhead for Venus Concept’s research and development and general and administrative operations in Israel.

A 10% increase or decrease in the value of the NIS against the U.S. dollar would have decreased or increased Venus Concept’s net loss by approximately $0.8 million and $3.2 million in the three months ended March 31, 2019 and the year ended December 31, 2018, respectively.

For purposes of Venus Concept’s consolidated financial statements, local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date and local currency revenues and expenses are translated at the exchange rate at the date of the transaction or the average exchange rate during the reporting period to the U.S. dollar.

Venus Concept generally does not hedge against foreign currency exchange risk.

Internal Control Over Financial Reporting

As a private company, Venus Concept has not historically prepared public company level financial statements. In connection with the audit of its consolidated financial statements, it has identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Compared to public company level processes and standards, Venus Concept does not have in place an effective control environment with formal processes and procedures or an adequate number of accounting personnel with the appropriate technical training in, and experience with, US GAAP to allow for a detailed review of complex accounting transactions that would identify errors in a timely manner, including stock based compensation and the identification and disclosure of related party transactions. In addition, given the growth of the company, Venus Concept has not adopted and implemented technology solutions that would automate lease accounting processes and enable the accurate and timely preparation of financial statements in accordance with US GAAP.

Venus Concept is taking steps to address these material weaknesses and continue to develop and implement its remediation plan, which it believes will address their underlying causes. Venus Concept is hiring personnel with requisite skills in both technical accounting and internal control over financial reporting. In addition, Venus Concept has engaged external advisors to provide financial accounting assistance in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. Venus Concept is evaluating the long-term resource needs of its various financial functions.

These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. Although Venus Concept has made enhancements to its control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. Venus Concept does not know the specific time frame needed to fully remediate the material weaknesses identified. See section titled “Risks Related to Venus Concept’s Business” beginning on page 42 of this proxy statement/prospectus.

Critical Accounting Policies and Estimates

Venus Concept’s financial statements have been prepared in accordance with U.S. GAAP. The preparation of Venus Concept’s financial statements requires management to make estimates, assumptions, and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the applicable periods. Management bases its estimates, assumptions, and judgments on historical experience and on various other factors that it believes to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of Venus Concept’s financial statements, which, in turn, could materially change Venus Concept’s results from those reported. Management evaluates its estimates, assumptions, and judgments on an ongoing basis. Historically, Venus Concept’s critical accounting estimates have not differed materially from actual results. However, if Venus Concept’s assumptions change, it may need to revise its estimates, or take other corrective actions, either of which may also have a material adverse effect on Venus Concept’s statements of operations, liquidity, and financial condition.

Venus Concept believes the following critical accounting policies involve significant areas where management applies judgments and estimates in the preparation of Venus Concept’s financial statements.

Revenue Recognition

(i)	Subscription revenue

Many of Venus Concept’s products are sold under subscription contracts with title passing to the customer at the end of the contract term. The subscription contracts include an initial up-front fee followed by monthly installments typically over a period of 36 months. In accordance with ASC 840 Leases, these arrangements are considered to be sales-type leases, where the present value of all cash flows to be received within the arrangement is recognized upon shipment to the customer and achievement of the required revenue recognition criteria. Various accounting and reporting systems are used to monitor subscription receivables which include providing access codes to operate the machines to paying customers and restricting access codes on machines to non paying customers.

When management determines that collection of future minimum contractual payments cannot be reasonably assured at the inception of a subscription contract, these contracts are classified as operating leases, where revenue is recognized on a straight-line basis over the term of the lease.

(ii)	Other products and services

Venus Concept recognizes revenues on other products and services in accordance with (ASC) ASC605-10-S99 (SEC Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition”), or (ASC) ASC605, which requires that the following four criteria be met in order to recognize revenue:

•	persuasive evidence of an agreement exists;

•	delivery has occurred or services have been rendered;

•	the selling price is fixed or determinable; and

•	collectability is reasonably assured.

Venus Concept recognizes revenues from products sold to end-customers when title and risk of ownership has been transferred which usually occurs upon shipment to the end customer. Venus Concept does not grant rights of return to its end-customers.

Venus Concept’s products sold through arrangements with distributors are non-refundable, non returnable and without any rights of price protection or stock rotation. Accordingly, Venus Concept considers distributors as end-customers, or the sell-in method.

In cases where revenue recognition criteria for distributors sales were not satisfied at the time of shipment, mainly collectability had not been established, revenues are recognized once the product is delivered to the end customer, or the sell-through method. Since Venus Concept does not have reliable information about when the distributors sell the product through to end-customers, Venus Concept uses cash collection from such distributors as a basis for revenue recognition under the sell-through method.

In respect of sales of systems with installation and training, in accordance with (ASC) ASC605, Venus Concept has concluded that its arrangements are generally consistent with the indicators suggesting that installation and training are not essential to the functionality of Venus Concept’s systems. Accordingly, installation and training are considered inconsequential and perfunctory relative to the system, and therefore Venus Concept recognizes revenue for the system, installation and training upon shipment to the customer once all other revenue recognition criteria have been met, and provides an accrual for installation and training costs, as appropriate.

Long-term receivables

Long-term receivables relate to Venus Concept’s subscription revenue or contracts which stipulate payment terms which exceed one year. They are comprised of the unpaid principal balance, plus accrued interest, net of the allowance for credit losses. These receivables have been discounted based on the implicit interest rate in the subscription lease which range between 8% to 9% for the three months ended March 31, 2019 and the year ended December 31, 2018 and 10% to 14% for the year ended December 31, 2017. Unearned interest revenue represents the interest only portion of the respective subscription payments and will be recognized in income over the respective payment term as it is earned.

Allowance for doubtful accounts

The allowance for doubtful accounts is based on Venus Concept’s assessment of the collectability of customer accounts and the aging of the related invoices, and represents Venus Concept’s best estimate of probable credit losses in its existing trade accounts receivable. Venus Concept regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay.

Warranty accrual

Venus Concept generally warranties the majority of its systems against defects for up to three years. The warranty period begins upon shipment and Venus Concept records a liability for accrued warranty costs at the time of sale of a system, which consists of the remaining warranty on systems sold based on historical warranty costs and management’s estimates. Venus Concept periodically assesses the adequacy of Venus Concept’s recorded warranty liabilities and adjust the amounts thereof as necessary. Venus Concept must exercise judgment in estimating its expected system warranty costs. If actual system failure rates, freight, material, technical support and labor costs differ from Venus Concept’s estimates, Venus Concept will be required to revise its estimated warranty liability. To date, Venus Concept’s warranty reserve has been sufficient to satisfy warranty claims paid.

Stock-Based Compensation

Option Valuations

Venus Concept recognizes compensation costs related to stock-based awards granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. Venus Concept estimates the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards.

The Black-Scholes option pricing model requires the use of subjective and complex assumptions which determine the fair value of stock-based awards as follows:

Expected term. The expected term represents the period that Venus Concept’s stock-based awards are expected to be outstanding and was primarily determined using the simplified method in accordance with guidance provided by the SEC. For option grants considered to be “plain vanilla,” the simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

Expected volatility. The expected volatility is derived from historical volatilities of several unrelated public companies that are deemed to be comparable to Venus Concept’s business because Venus Concept has limited information on the volatility of Venus Concept’s common stock since Venus Concept has no trading history. When making the selections of Venus Concept’s industry peer companies to be used in the volatility calculation, Venus Concept considered the size, operational and economic similarities to Venus Concept’s principal business operations. The early exercise multiple was based on data of comparable companies.

Risk-free interest rate. The risk-free interest rate assumption is derived from the interest curve for United States government bonds for periods corresponding to the life term of the option on the grant date.

Expected dividend rate. The expected dividend was assumed to be zero as Venus Concept has no current plans to pay dividends.

Expected forfeiture rates. Venus Concept accounts for forfeitures as they occur.

Fair Value of Venus Concept’s ordinary shares. Because Venus Concept’s shares are not publicly traded, Venus Concept must estimate the fair value of ordinary shares. Venus Concept uses the price per share in its latest sale of securities as an estimate of the fair value of Venus Concept’s ordinary shares.

Financial statements in U.S. dollars

Venus Concept’s management believes that the U.S. dollar is the currency in the primary economic environment in which Venus Concept operates. The U.S. dollar is the most significant currency in which Venus Concept’s revenues are generated, and Venus Concept’s costs are incurred. In addition, Venus Concept’s debt and equity financings are generally based in U.S. dollars. Thus, Venus Concept’s functional currency, and that of its subsidiaries, is the U.S. dollar.

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances are re-measured into U.S. dollars in accordance with the principles set forth in ASC 830-10 “Foreign Currency Translation”. All exchange gains and losses from re-measurement of monetary balance sheet items resulting from transactions in non-U.S. dollar currencies are recorded as foreign exchange loss (income) in the consolidated statement of operations as they arise.

Income Taxes

Venus Concept follows the deferred income taxes method of accounting for income taxes. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying values of accounts and their respective income tax basis. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years during which the temporary differences are expected to be realized or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized. Venus Concept evaluates tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a “more likely-than-not” threshold of being sustained by the applicable tax authority. Tax benefits related to tax positions not deemed to meet the “more likely-than-not” threshold are not permitted to be recognized in the consolidated financial statements. Although Venus Concept believes that its estimates are reasonable and that Venus Concept has considered future taxable income and ongoing prudent and feasible tax strategies in estimating Venus Concept’s tax outcome, there is no assurance that the final tax outcome will not be different than those which are reflected in Venus Concept’s historical income tax provisions and deferred income tax assets and liabilities. Such differences could have a material effect on Venus Concept’s income tax provision, net income and cash balances in the period in which such determination is made.

Recent Accounting Pronouncements

Impact of recently issued accounting standards

In May 2014, the FASB issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606). The FASB subsequently issued the following amendments to ASU No. 2014-09: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations; ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers.

The main provisions of Topic 606 require the identification of performance obligations within a contract and require the recognition of revenue based on a stand-alone allocation of contract revenue to each performance obligation. Performance obligations may be satisfied and revenue recognized over a period of time if: 1) the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs, or 2) the entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced, or 3) the entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date. For public entities the amendments of the update are effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and subsequently amended by ASU 2018-11, Leases (Topic 842): Targeted Improvements, ASU 2018-20, Narrow-Scope Improvements for Lessors and ASU 2019-01, Leases (Topic 842): Codification Improvements. The guidance is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and requiring more disclosures related to leasing transactions. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted.

As codified in ASU 2017-13, in an SEC staff announcement at the July 20, 2017 Emerging Issues Task Force, or EITF, meeting, specifically related to public business entities, or PBEs, that qualify as a PBE solely due to the requirement to include or the inclusion of its financial statements or financial information in another entity’s SEC filing (certain PBEs), the SEC stated that it will allow certain PBEs to elect to apply the non-PBE effective dates for the revenue recognition and lease accounting standards only. The Company has made these elections and plans to adopt the revenue recognition guidance for the annual period ending December 31, 2019 using the modified retrospective adoption method and the lease guidance for the annual period ending December 31, 2020.

The Company has commenced the issue identification phase for Topic 606 and does not expect the new revenue recognition guidance to have a material impact on the Company’s consolidated financial statements. The Company is in the process of determining the impact of Topic 842 on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), relating to a customer’s accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by a vendor (i.e., a service contract). Under the new guidance, a customer will apply the same criteria for capitalizing implementation costs as it would for an arrangement that has a software license. The new guidance also prescribes the balance sheet, income statement, and cash flow classification of the capitalized implementation costs and related amortization expense and requires additional quantitative and qualitative disclosures. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application is permitted. Venus Concept can choose to adopt the new guidance (1) prospectively to eligible costs incurred on or after the date this guidance is first applied or (2) retrospectively. Venus Concept is evaluating the impact, if any, that this pronouncement will have on Venus Concept’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which removes, adds and modifies certain disclosure requirements for fair value measurements in Topic 820. Venus Concept will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and the valuation processes of Level 3 fair value measurements. However, Venus Concept will be required to additionally disclose the changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements, and the range and weighted average of assumptions used to develop significant unobservable inputs for Level 3 fair value measurements. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments relating to additional disclosure requirements will be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. All other amendments will be applied retrospectively to all periods presented upon their effective date. Venus Concept is evaluating the impact, if any, that this pronouncement will have on Venus Concept’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Financial Instruments, which makes limited changes to the FASB’s guidance on classifying certain financial instruments as either liabilities or equity. The purpose of the ASU is to improve the accounting for instruments with “down-round” provisions and the readability of the guidance in ASC 480 on distinguishing liabilities from equity by replacing the indefinite deferral of certain pending content with scope exceptions. The ASU is effective for fiscal years, and interim periods with those fiscal years beginning after December 15, 2018 and will be applied prospectively. Venus Concept is evaluating the impact, if any, that this pronouncement will have on Venus Concept’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, which simplifies guidance on nonemployee share-based payments. This expands the scope of ASC 718 to include all share-based payment arrangements related to the acquisition of goods and services from both nonemployees and employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, applies to nonemployee share-based payment arrangements. The ASU amendment is effective for fiscal years and interim periods with those fiscal years beginning after December 15, 2018 and will be applied prospectively. Venus Concept is evaluating the impact, if any, that this pronouncement will have on Venus Concept’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 Credit Losses. For assets held at amortized cost basis, ASC 326-20 eliminates the probable initial recognition threshold and instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for doubtful accounts is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. The ASU is effective for fiscal years and interim periods beginning after December 15, 2019. Venus Concept is evaluating the impact, if any, that this pronouncement will have on the consolidated financial statements.

In November 2018, the FASB issued ASU 2018-19, which amends the scope and transition requirements on ASU 2016-13 Credit Losses. The ASU clarifies that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. The ASU amendment is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2019 and will be applied prospectively. Venus Concept is evaluating the impact, if any, that this pronouncement will have on the consolidated financial statements.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Termination of Current Executive Officers of Restoration Robotics

The employment of the current executive officers of Restoration Robotics will be terminated immediately prior to the completion of the merger.

Executive Officers and Directors of the Combined Company Following the Merger

The combined company’s board of directors will initially be fixed at nine members, consisting of (i) two members designated by Restoration Robotics, namely Fredric Moll, M.D. and Keith Sullivan, both of whom are currently Restoration Robotics board members, and (ii) seven members designated by Venus Concept, namely Domenic Serafino, who serves as Venus Concept’s Chief Executive Officer and who will be Chief Executive Officer of the combined company immediately following the merger, Scott Barry, who will be Chairman of the Board, Louise Lacchin, Juliet Tammenoms Bakker, Anthony Natale, M.D., Fritz LaPorte and Garheng Kong, M.D., all of whom are currently Venus Concept board members. The staggered structure of the current Restoration Robotics board of directors will remain in place for the combined company following the completion of the merger.         ,         ,         ,          and          meet the SEC and Nasdaq Stock Market independence requirements.

The following table lists the names and ages, as of April 1, 2019, and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the merger:

Name	Age	Position(s)
Executive Officers
Domenic Serafino	59	Chief Executive Officer and Class Director
Domenic Della Penna	57	Chief Financial Officer
Domenic Di Sisto	45	General Counsel and Corporate Secretary
Anna Georgiadis	48	Vice President, Global Human Resources
Yoni Iger	59	Vice President, Clinical and Regulatory Affairs, Quality Assurance
Melissa Kang	52	Vice President, Global Marketing
William Kelley	63	President, Global Sales
Søren Maor Sinay	48	Chief Operating Officer
Boris Vaynberg	50	Chief Technology Officer

Non-Employee Directors
Juliet Tammenoms Bakker	57	Class Director
Scott Barry	47	Class Director and Chairman of the Board
Garheng Kong, M.D.	43	Class Director
Louise Lacchin	61	Class Director
Fritz LaPorte	49	Class Director
Frederic Moll, M.D.		Class Director
Anthony Natale, M.D.	45	Class Director
Keith Sullivan	61	Class Director

Executive Officers

Domenic Serafino has served as Venus Concept’s Chief Executive Officer since June 2010 and as chairman of its board of directors since May 2014. Before joining Venus Concept in late 2010, Mr. Serafino served as President of Syneron Medical Ltd. from 2001 to 2007, during which time Syneron completed its initial public offering in the United States. Prior to Syneron, from 1995 to 2001, he served as a partner and President and Chief

Operating Officer of Sigmacon Group. Mr. Serafino also serves on the board of directors of Titan Medical Inc. (NASDAQ:TMDI) since September 2018, FB Dermatology since October 2018 and Scientus Pharma Inc. since October 2013. Mr. Serafino is also a member of the board of directors of Venus Concept’s subsidiaries in Australia, Singapore, Hong Kong, Israel, Shanghai, where he is the chairman of the board, United Kingdom, Argentina, Mexico, where he is also the President, South Africa, Canada, Italy, Japan, the United States and South Korea. He is also the Chief Executive Officer and President of Venus Concept’s subsdiary in France, the Legal Representative of the subsidiary in Shanghai, the Chairman and Chief Executive Officer of the subsidiary in Canada, the President and the Representative Director of the subsidiary in South Korea. Mr. Serafino earned a degree in Business Administration from Centennial College. Venus Concept believes Mr. Serafino is qualified to serve on its board of directors based on his extensive experience in the medical aesthetic device industry and his role as the chief executive of Venus Concept.

Domenic Della Penna has served as Venus Concept’s Chief Financial Officer since September 2017. Prior to joining Venus Concept, Mr. Della Penna served as Chief Financial Officer of Intellipharmaceutic International Inc. (Nasdaq: IPCI; and TSX:IPCI), or IPCI, from November 2014 to September 2017 and as Chief Financial Officer of Teva Canada Ltd., a subsidiary of Teva Pharmaceuticals Industries Ltd (NYSE:TEVA), from December 2010 to September 2014. Mr. Della Penna is a C.A., CPA and holds a BBA and MBA from the Schulich School of Business at York University (Toronto).

In June 2018, Mr. Della Penna was named a defendant in his capacity as a former executive officer of IPCI, together with other named executives and directors thereof, in a consolidated class action filed in the Southern District of New York, under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761. The complaint alleges that the defendants violated sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder, by making allegedly false and misleading statement or failing to disclose certain information regarding IPCI’s new drug application for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such othe relief as the court may find just and proper. On March 30, 2018, IPCI and the other defendants filed a motion to dismiss the amended complaint for failure to state a valid claim. The defendants’ motion to dismiss was granted in part, and denied in part, in an order dated December 17, 2018. In its order, the court dismissed certain of the plaintiffs’ securities claims, to the extent that the claims were based upon statements describing the Oxycodone ER product’s abuse-deterrent features and its bioequivalence to OxyContin. However, the court allowed the claims to proceed to the extent plaintiffs challenged certain public statements describing the contents of IPCI’s Oxycodone ER new drug application. The defendants filed an answer to the amended complaint on January 7, 2019 and discovery is ongoing.

Domenic Di Sisto has served as Venus Concept’s General Counsel and Corporate Secretary since September 2017. Prior to joining Venus Concept, Mr. Di Sisto served as Associate General Counsel of Chemtrade Logistics Income Fund (TSE:CHE.UN) from September 2014 until September 2017 and as Associate General Counsel of Aastra Technologies Ltd. (TSE:AAH) from June 2009 through April 2014. Mr. Di Sisto is a member of the Law Society of Upper Canada and earned a Bachelor of Laws Degree from Queen’s University, a Master of Arts (Financial Economics) and Bachelor of Commerce both from the University of Toronto.

Anna Georgiadis has served as Venus Concept’s Vice President of Global Human Resources since September 2018. Prior to joining Venus Concept, Ms. Georgiadis served as Senior Director of Telecom and Sales Enablement at Loblaw Companies Limited (OTCMKTS:LBLCF), where her responsibilities included human resources, training, internal communications, sales, enablement and P&L responsibilities in various business units, from January 2008 to September 2018. Ms. Georgiadis earned a B.A. from the University of Toronto and holds a Certificate in HR Management from the Human Resources Professionals Association.

Yoni Iger has served as Venus Concept’s Vice President of Clinical and Regulatory Affairs, Quality Assurance since June 2017. Prior to joining Venus Concept, Mr. Iger served as Vice President, Clinical and Regulatory Affairs at Tyto Care Ltd. from 2015 to 2016, Director of Clinical Affairs at Lumenis Ltd.

(NASDAQ:LMNS), a medical equipment and laser devices manufacturer, from 2010 to 2014 and as Vice President of Clinical and Regulatory Affairs at Syneron Medical Ltd. (NASDAQ:ELOS), a company that develops and markets devices for cosmetic surgery procedures, from 2006 to 2010. Mr. Iger has over 25 years of executive experience in leasing medical device companies. He earned a Ph.D. and MSc in Cellular Biology and a BSc in Agriculture from the Hebrew University of Jerusalem.

Melissa Kang has served as Venus Concept’s Vice President of Global Marketing since October 2016. Prior to being promoted to Vice President of Global Marketing, Ms. Kang served as Venus Concept’s Director of PEM Program from January 2016 to September 2016. Before to joining Venus Concept, she served in multiple roles at PLC (NYSE:AGN) including, Sales Manager, Plastic Surgery from Janaury 2014 through January 2016, Strategic Program Manager from Janaury 2012 through December 2013, Senior Product Manager from January 2010 through December 2011 and Practice Consultant from March 2004 through December 2009. Ms. Kang is a CPA, CMA and has earned a B.S.C. in Chemistry and Biochemistry from University of Western Ontario and an M.B.A. from Queen’s University.

William Kelley has served as Venus Concept’s President of Global Sales since March 2017. Prior to joining Venus Concept, Mr. Kelley served as the Vice President of Sales of Aerolase—Aesthetic Capital Equipment from June 2016 through March 2017 and as International Sales, Vice President EMEA and LatAm for Palomar Medical Technologies (NASDAQ:PMTI) (which was acquired by Cynosure, Inc.—Aesthetic Capital Equipment) from July 2008 through May 2016. Mr. Kelley earned a B.S. from Providence College.

Søren Maor Sinay has served as Venus Concept’s Chief Operating Officer since September 2017. Prior to becoming Chief Operating Officer, Mr. Sinay served as Venus Concept’s regional company president in Asia Pacific from April 2016 to August 2017 and its regional company vice president in Asia Pacific from February 2015 to March 2016. Prior to joining Venus Concept, Mr. Sinay was the Operations Manger at Technicalbiomed Co., Ltd., a medical device distributor, from January 2013 to January 2015. In addition to his position at Venus Concept, Mr. Sinay is a director at Venus Concept’s subsidiaries in Australia, Hong Kong, Israel, Shanghai, United Kingdom, India, South Africa, Japan and South Korea. He is also the Chief Executive Officer of Venus Concept subsidiaries in Singapore and Germany, the sole administrator of the subsidiary in Spain and the Representative Director of the subsidiary in Japan. Mr. Sinay earned an M.B.A. from the Coller School of Management and a Bachelors in Economics and Accounting from Tel Aviv University.

Boris Vaynberg has served as Venus Concept’s Chief Technology Officer since April 2013. From 2011 to 2013, Mr. Vaynberg was the owner and Chief Executive Officer of BV Photonics Ltd. From 2007 to 2011 Mr. Vaynberg led the research and development team at Syneron Medical Ltd. as its Chief Technology Officer. Before that, from 2000 to 2005, Mr. Vaynberg was research manager at Lumenis Ltd. Mr. Vaynberg earned a MSC in Physics from Chernovtsi University USSR and a Ph.D. in Laser Physics from Bar Ilan University.

Non-Employee Directors

Juliet Tammenoms Bakker has served as a member of Venus Concept’s board of directors since May 2014. Ms. Tammenoms Bakker is a founder and Managing Director of Longitude Capital Management, where she focuses on investments in medical technology. Prior to joining Longitude, Ms. Tammenoms Bakker was a Managing Director of Pequot Ventures where she founded the life sciences investment practice. Prior to Pequot, she was Director, Strategic Planning and Director, Operations of Waste Management International, Inc. Previously she was a sell-side equity analyst with Banque Paribas. Ms. Tammenoms Bakker began her career as an investment banker in the corporate finance department at PaineWebber, Inc. She currently serves on the boards of Alphaeon Corporation, Axonics Modulation Technologies (NASDAQ:AXNX), DyaMX, Inc., Encore Dermatology, Inc., Nalu, and RxSight, Inc. She has previously served on the boards of Ablation Frontiers LLC (acquired by Medronic plc (NYSE:MDT)), AqueSye (acquired by Allergen plc (NYSE:AGN)) CryoVascular Systems, Inc. (NASDAQ:CSII) (acquired by Boston Scientific Corporation (NYSE:BSX)), Embolic Protection Devices (acquired by Boston Scientific Corporation), Enteric Medical (acquired by Boston Scientific

Corporation), eyeonics (acquired by Bausch+Lomb), Genyx Medical (acquired by C.R.Bard, Inc.), Insulet (PODD), Precision Dermatology, Inc. (acquired by Bausch Health Companies Inc. (NYSE: BHC) formerly, Valeant Pharmaceuticals), and Sadra Medical Inc. (acquired by Boston Scientific Corporation). Ms. Tammenoms Bakker holds an M.P.A. from the Harvard Kennedy School and a B.Sc. from the College of Agriculture and Life Sciences at Cornell University, or CALS, where she is a member of the CALS Advisory Council. Ms. Tammenoms Bakker is also a board member of the Boys and Girls Club of Greenwich. Venus Concept believes Ms. Tammenoms Bakker is qualified to serve on its board of directors based on her more than 30 years of experience as an investor in medical technology and life sciences companies and her service on the board of other medical device companies.

Scott Barry has served as a member of Venus Concept’s board of directors since June 2017. Scott Barry joined EW Healthcare Partners in 2006 and has been a Managing Director of EW Healthcare Partners since 2012. Prior to joining EW Healthcare, Mr. Barry worked at Novartis Pharma AG where he most recently served as the Global Head of Pharma M&A and Collaborations. He was responsible for global acquisitions, equity investments and corporate partnerships across all therapeutic areas. Prior to joining Novartis, Mr. Barry was a director for Century Capital Associates LLC, a boutique healthcare investment bank and consulting firm, where he focused on mergers and acquisitions, strategic partnering and financing transactions. Previously, he held positions at KPMG LLP in their healthcare corporate finance and assurance services groups. Mr. Barry serves as a director of a number of EW Healthcare portfolio companies including Breg, Inc., Encore Dermatology, Inc., and Metabolon, Inc. He previously served on the boards of Orthovita Inc. (NASDAQ:VITA), which was acquired by Stryker Corporation, Victory Pharma, Inc., which was acquired by Shiongi, Inc., and Valcera, Inc., which was acquired by Perrigo Company plc. Mr. Barry has a Bachelor of Arts degree from Wesleyan University and a Master of Business Administration from New York University. Venus Concept believes that Mr. Barry is qualified to serve on Venus Concept’s board of directors based on his experience investing in healthcare companies and his service on boards in the healthcare and medical device industries.

Garheng Kong, M.D. has served as a member of Venus Concept’s board of directors since June 2017. Dr. Kong has been the managing partner of HealthQuest Capital, a healthcare investment firm, since July 2013. He was the general partner at Sofinnova Ventures, a venture firm focused on healthcare, from September 2010 to December 2013. From 2000 to September 2010, he was at Intersouth Partners, a venture capital firm, most recently as a general partner, where he was a founding investor or board member for multiple healthcare companies, several of which were acquired by large healthcare companies. Dr. Kong also serves on the board of directors of Avedro, inc. (NASDAQ:AVDR), a corneal health company, since 2018, Alimera Sciences, Inc. (NASDAQ:ALIM), a biopharmaceutical company, since October 2012, Laboratory Corporation of America Holdilngs (NYSE:LH), a healthcare company, since December 2013, StrongBridge BioPharma Plc (NASDAQ:SBBP) since September 2015 and Melinta Therapeutics, Inc. (NASDAQ:MLNT) since September 2006. Dr. Kong holds a B.S. from Stanford University and an M.D., Ph.D. and M.B.A. from Duke University. Venus Concept believes that Dr. Kong is qualified to serve on Venus Concept’s board of directors based on his experience investing in healthcare companies, his experience on board of directors in the medical industry, and his medical training.

Louise Lacchin has served as a member of Venus Concept’s board of directors and chair of the audit committee since August 2015. Prior to joining Venus Concept, Ms. Lacchin was a director and the treasurer and chair of the finance committee at Sheena’s Place from October 2011 to May 2015. From 1983 to 2010 Ms. Lacchin held various positions with Loblaw, and its parent, George Weston Limited (OTCMKTS:WNGRF), or Weston. Most recently, from 2007 to 2010, Ms. Lacchin was Executive Vice President of Finance at Weston with direct responsibility over Weston’s and Loblaw’s corporate treasury, tax, insurance and risk, pension and benefits and commodity risk management departments and Weston’s financial reporting, corporate development and other corporate office departments. Ms. Lacchin served as chair of Weston disclosure committee from 2008 to 2010. In 2006, Ms. Lacchin was named one of the TOP 100 Canada’sTM Most Powerful Women. Ms. Lacchin holds a B.A. in Economics and Accounting from Algoma University and an MBA in Accounting and Finance from McMaster University. Venus Concept believes that Ms. Lacchin is qualified to serve on Venus Concept’s board of directors based on her extensive financial, accounting and executive management experience.

Fritz LaPorte has served as a member of Venus Concept’s board of directors, chair of its compensation committee and member of its audit committee since August 2015. Mr. LaPorte is a Partner at Dovere Advisory Group, LLC, which he co-founded in October 2014 to guide early stage operating growth companies primarily in the medical device and healthcare sectors, in creating and sustaining value while reducing risk in the process. Mr. LaPorte co-founded MAKO Surgical Corp., an orthopedic surgical robotic company, in November 2004 and served as Senior Vice President, Chief Financial Officer and Treasurer to December 2013, which was acquired by Strker Corporation (formerly NASDAQ:MAKO). Mr. LaPorte subsequently served as Vice President and Chief Financial Officer of Stryker Corporation – Stryker Mako Business Unit from December 2013 to June 2014 to assist in the integration of MAKO Surgical Corp. into Stryker Corporation. Since January 2018, he also serves on the board of directors and finance committee of Holy Cross Hospital in Fort Lauderdale, Florida. Mr. LaPorte holds a Bachelors of Business Administration in Accounting from Florida Atlantic University. Venus Concept believes Mr. LaPorte is qualified to service on Venus Concept’s board of directors based on his extensive financial and operational experience, including his leadership, management and accounting experience in the medical device field.

Frederic Moll, M.D. has been a member and served as Chairman of Restoration Robotics’ board of directors since November 2002. Dr. Moll is also a co-founder, and, since September 2012, is the Chief Executive Officer of Auris Surgical Robotics, Inc. From 2002 to 2010, Dr. Moll served as the Chief Executive Officer of Hansen Medical, a medical robotics company, which he also co-founded. Previously, Dr. Moll co-founded Intuitive Surgical, Inc. and from 1995 to 2002 served as its first Chief Executive Officer. Dr. Moll also co-founded Origin Medisystems, Inc., which after became an operating company within Guidant Corp. following its acquisition by Eli Lilly & Co., and Endotherapeutics Corp. Dr. Moll serves on the boards of directors of Biolase, Inc. and IntersectENT, Inc. Dr. Moll received a B.A. in economics from the University of California at Berkeley, an M.S. degree in managements from Stanford University and an M.D. from the University of Washington. Venus Concept believes Dr. Moll is qualified to serve on its board of directors due to his experience with Restoration Robotics since its founding and his over 20 years of experience in the medical device industry.

Anthony Natale, M.D. has served as a member of Venus Concept’s board of directors since December 2014. Dr. Natale has served as a Managing Partner at Aperture Venture Partners, a healthcare venture capital firm, since 2010. From 2006 to 2010 and 2002 to 2006, respectively, Dr. Natale was a Partner at Prism Ventures and MDS Capital, where he made and managed healthcare venture investments. He has been a founder, director and/or lead investor of numerous venture-backed life sciences companies. Dr. Natale currently serves on the board of directors of Channel Medsystems, Cortica, and Neuros Medical. He previously has had board roles at multiple investee companies, including Xlumena, Spirox, Mako Surgical, Inspire Medical, Avedro, Otonomy and Entrigue Surgical. He holds a B.A. from the University of Virginia, an M.D. from the University of Florida and an M.B.A. from Yale University. Prior to transitioning into venture capital, Dr. Natale trained in General Surgery and Otolaryngology/Head and Neck Surgery at the University of Connecticut and Hartford Hospital. Venus Concept believes that Dr. Natale is qualified to serve on Venus Concept’s board of directors based on experience investing in healthcare companies, his experience on board of directors in the healthcare industry, and his medical training.

Keith Sullivan has served as the Chief Commercial Officer of Restoration Robotics since November 2018 and as a member of the board of directors since July 2018. Mr. Sullivan previously served as Chief Commercial Officer and President, North America of ZELTIQ Aesthetics, Inc., a medical technology company focused on developing and commercializing products utilizing its proprietary controlled-cooling technology platform under the Coolsculpting® brand, from January 2016 until the acquisition of ZELTIQ by Allergan, Inc. in April 2017. Mr. Sullivan previously served as Senior Vice President and Chief Commercial Officer of ZELTIQ from November 2014 until January 2016 and as Senior Vice President of Worldwide Sales and Marketing from July 2013 through October 2014. Mr. Sullivan, who has more than 30 years of senior sales leadership experience in the medical device industry, has previously held leadership positions with Medicis Pharmaceuticals, Reliant Technologies, Medtronic, Vision Quest Laser Center and Coherent Medical. Mr. Sullivan received a Bachelor of Business Administration from the College of William and Mary. Venus Concept believes Mr. Sullivan is qualified to serve on its board of directors due to his experience in the aesthetic medical device industry.

Board of Directors of the Combined Company Following the Merger

Restoration Robotics’ board of directors currently consists of seven directors divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The staggered structure of the board of directors will remain in place for the combined company following the completion of the merger.

The combined company’s board of directors will initially be fixed at nine members, consisting of (i) two members designated by Restoration Robotics namely Frederic Moll, M.D., and Keith Sullivan, both of whom currently serve as a Restoration Robotics board members, and (ii) seven members designated by Venus Concept, namely Domenic Serafino, who serves as Venus Concept’s Chief Executive Officer and who will be Chief Executive Officer of the combined company immediately following the merger, Scott Barry, who will be Chairman of the Board, Louise Lacchin, Juliet Tammenoms Bakker, Anthony Natale, M.D., Fritz LaPorte and Garheng Kong, M.D., all of whom are currently Venus Concept board members. The staggered structure of the current Restoration Robotics board of directors will remain in place for the combined company following the completion of the merger.         ,         ,         ,          and          meet the SEC and Nasdaq Stock Market independence requirements.

It is anticipated that these directors will be appointed to the three staggered director classes of the combined company board of directors as follows:

•	Class I directors (term ending 2020): , and ;

•	Class II directors (term ending 2021): , and ; and

•	Class III directors (term ending in 2022): , and .

There are no family relationships among any of the proposed combined company directors and officers.

Director Independence

Nasdaq’s listing standards require that the combined company’s board of directors consist of a majority of independent directors, as determined under the applicable rules and regulations of Nasdaq. Restoration Robotics’ and Venus Concept’s boards of directors have determined that each of         ,         ,         ,          and          will qualify as an independent director following the completion of the merger.

Committees of the Board of Directors

Restoration Robotics’ board of directors currently has, and following the completion of the merger will continue to have, the following committees: audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Restoration Robotics’ audit committee oversees its corporate accounting and financial reporting process. Among other matters, the audit committee:

•	appoints its independent registered public accounting firm;

•	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit and the audit fee;

•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of Venus Concept’s quarterly consolidated financial statements;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of the independent registered accounting firm on Restoration Robotics’ engagement team in accordance with requirements established by the SEC;

•

is responsible for reviewing Restoration Robotics’ consolidated financial statements and its management’s discussion and analysis of financial condition and results of operations to be included in its annual and quarterly reports to be filed with the SEC;

•	reviews Restoration Robotics’ critical accounting policies and estimates; and

•	reviews the audit committee charter and the committee’s performance at least annually.

The audit committee of the combined company is expected to retain these duties and responsibilities following the completion of the merger.

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the audit committee. To qualify as independent to serve on the combined company’s audit committee, listing standards of Nasdaq and the applicable SEC rules require that a director not accept any consulting, advisory or other compensatory fee from the combined company, other than for service as a director, or be an affiliated person of the combined company. Restoration Robotics and Venus Concept believe that, following the completion of the merger, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee

Restoration Robotics’ compensation committee oversees policies relating to compensation and benefits of its officers and employees. The compensation committee reviews and approves or recommends corporate goals and objectives relevant to compensation of its executive officers (other than its Chief Executive Officer), evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also reviews and approves or make recommendations to Restoration Robotics’ board of directors regarding the issuance of stock options and other awards under its stock plans to its executive officers (other than its Chief Executive Officer). The compensation committee reviews the performance of its Chief Executive Officer and makes recommendations to its board of directors with respect to his compensation and its board of directors retains the authority to make compensation decisions relative to its Chief Executive Officer. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The compensation committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the compensation committee. To qualify as independent to serve on the combined company’s compensation committee, listing standards of Nasdaq and the applicable SEC rules require that a director not accept any consulting, advisory or other compensatory fee from the combined company, other than for service as a director, or be an affiliated person of the combined company and, if so, whether such affiliation would impair the director’s judgment as a member of the combined company’s compensation committee. Restoration Robotics and Venus Concept believe that, following the completion of the merger, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of its board of directors. In addition, the nominating and governance committee is responsible for overseeing the corporate governance policies and reporting and making recommendations to the board of directors concerning governance matters.

The nominating and corporate governance committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the nominating and corporate governance committee. Restoration Robotics and Venus Concept believe that, after the completion of the merger, the composition of the nominating and corporate governance committee will meet the requirements for independence under, and the functioning of such nominating and corporate governance committee will comply with, any applicable requirements of the rules and regulations of Nasdaq.

Compensation Committee Interlocks and Insider Participation

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the compensation committee. Each member of the compensation committee is expected to be an “outside” director as the term is defined in Section 162(m) of the Code, a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the merger.

CERTAIN VENUS CONCEPT RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Venus Concept Transactions

Agreements with Madryn

On August 13, 2018, Venus Concept entered into two agreements with Madryn, a beneficial holder of more than 5% of Venus Concept’s capital stock: (i) a Share Transfer Agreement, pursuant to which Madryn purchased 725,755 ordinary shares from certain sellers named therein; and (ii) an Equity Side Letter, pursuant to which Madryn has the right to exchange shares into shares of Venus Concept’s Series D Convertible Preferred Shares. The aggregate purchase price for the ordinary shares was $4,527,013.

On October 11, 2016, Venus Concept entered into a loan agreement with Madryn, which was amended and restated on August 14, 2018. For a more detailed description of the loan agreement, please see “—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” beginning on page 242 of this proxy statement/prospectus.

Madryn Warrants

In connection with the Madryn Credit Agreement, Venus Concept issued three types of 10-year warrants to funds affiliated with Madryn. As of March 31, 2019, the Madryn funds held warrants to purchase 150,000 ordinary shares at a price of $5.0604 per share, 150,000 Series B Preferred Shares at a price of $5.0604 per share, and 12,000 Series C Preferred Shares at a price of $5.0604 per share.

Sales of Convertible Preferred Stock

In 2018, Venus Concept completed the sale of an aggregate of 1,122,216 shares of Series D Convertible Preferred Shares at a purchase price of $6.24 per share for an aggregate purchase price of approximately $7.0 million. Shares of Series D Convertible Preferred Shares identified in the following table will convert into shares of Restoration Robotics common stock immediately prior to the closing of the merger in accordance with the provisions of the Merger Agreement. The following table summarizes purchases of shares of Series D Convertible Preferred Shares by Venus Concept executive officers, directors and holders of more than 5% of Venus Concept’s capital stock.

Name	Shares of Series D Convertible Preferred Shares	Aggregate Purchase Price (4)
HealthQuest Capital Management Company LLC (1)	346,620	$2,162,087.71
EW Entities (2)	736,566	4,594,448.28
Madryn (3)	39,030	243,455.87

(1)	Dr. Kong, a member of Venus Concept’s board of directors, is affiliated with HealthQuest.
(2)	Mr. Barry, a member of Venus Concept’s board of directors, is affiliated with the EW Entities.
(3)	Madryn is a beneficial owner of more than 5% of Venus Concept’s capital stock.

In 2017, Venus Concept completed the sale of an aggregate of 7,410,129 shares of Series C Convertible Preferred Shares and an aggregate of 98,807 shares of Series C-1 Convertible Preferred shares, at a purchase price of $5.06 per share and $5.06, respectively, for an aggregate purchase price of approximately $37.5 million and $0.5, respectively. Shares of Series C and C-1 Convertible Preferred Shares identified in the following table will convert into shares of Restoration Robotics common stock immediately prior to the closing of the merger in accordance with the provisions of the Merger Agreement. The following table summarizes purchases of shares of Series C convertible preferred stock by Venus Concept’s executive officers, directors and holders of more than 5% of Venus Concept’s capital stock.

Name	Series C Convertible Preferred Shares	Aggregate Purchase Price(4)	Series C-1 Convertible Preferred Shares	Aggregate Purchase Price	Total Shares Purchased	Total Purchase Price(4)
HealthQuest Capital Management Company LLC (1)	2,272,548	$11,500,001.90	98,807	$500,002.94	2,371,355	$12,000,004.84
EW Entities (2)	4,445,937	22,498,219.61	—	—	4,445,937	22,498,219.61
Madryn (3)	691,644	2,099,995.31	—	—	691,644	2,099,995.31

(1)	Dr. Kong, a member of Venus Concept’s board of directors, is affiliated with HealthQuest.
(2)	Mr. Barry, a member of Venus Concept’s board of directors, is affiliated with the EW Entities.
(3)	Madryn is a beneficial owner of more than 5% of Venus Concept’s capital stock.

Preferred Stockholders

The beneficial owners of 5% or more of Venus Concept’s capital stock identified in the tables above have certain rights as holders of preferred stock under Venus Concept’s organizational documents. For a description of the rights of the preferred shareholders, please see the section titled “Comparison of Rights of Holders of Restoration Robotics Capital Stock and Venus Concept Capital Stock” beginning on page 270 of this proxy statement/prospectus.

Investors’ Rights Agreement

On February 15, 2018, in connection with the issuance of Venus Concept’s Series D Preferred Stock, Venus Concept, Longitude, the Aperture Entities, the EW Entities, HealthQuest and Madryn amended the Investors’ Rights Agreement, dated May 11, 2014, and previously amended on December 19, 2014 and June 22, 2017. The investors rights agreement provides, among other things, that certain holders of Venus Concept’s capital stock have certain rights relating to the registration of shares of such capital stock.

Severance Arrangements

Venus Concept has entered into employment agreements, severance agreements and/or change in control agreements with its executive officers that provide the respective executive with severance payments and benefits if the executive’s employment is terminated under certain circumstances as described in greater detail in the section titled “Potential Payments Upon Termination or a Change in Control” beginning on page 162 of this proxy statement/prospectus.

Management Rights Letters

In connection with the closing of the sale of Venus Concept’s Series C Preferred Stock on June 22, 2017, Venus Concept entered into a Management Rights Letter with each of HealthQuest and the EW Entities, pursuant to which the EW Entities and HealthQuest are entitled designate one director (for a total of two directors) to Venus Concept’s board of directors.

Intellectual Property Transfer Agreement

In August 2013, Venus Concept entered into a license agreement for the rights to an invention for fractional radio frequency treatment of the skin with the developers of the technology. Pursuant to the license agreement, the developers, including Boris Vaynberg, a senior executive of Venus Concept, granted to Venus Concept an exclusive worldwide, perpetual, irrevocable license to develop and commercialize their inventions and any product into which it is integrated. As consideration for such license, Venus Concept agreed to pay the developers 7% of the gross income received by Venus Concept from sales of the Venus Viva system and the related consumables and $1,500 per Venus Versa system, up to an aggregate amount of $3.0 million. For the three months ended March 31, 2019 Venus Concept did not pay Mr. Vaynberg anything and in the years ended December 31, 2018, 2017 and 2016, Venus Concept paid approximately $382,000, $441,000 and $97,000, respectively under these arrangements.

Transactions with Søren Maor Sinay

Søren Maor Sinay has been Venus Concept’s Chief Operating Officer since September 2017. Mr. Sinay and Venus Concept’s subsidiaries have entered into the following transactions:

Services Agreement

In 2016, Ipsum Management (S) Pte. Ltd., or Ipsum, began providing marketing and sales support services to Venus Concept’s subsidiary in Singapore. Mr. Sinay is the sole shareholder of Ipsum. For the years ended December 31, 2018, 2017 and 2016, the fees charged by Ipsum were approximately $44,000, $173,000, and $130,000 (unaudited), respectively. For the three months ended March 31, 2019 and 2018, the fees charged by Ipsum were approximately $0 and $13,000, respectively.

Non-Interest Demand Loan to PT Neoasia Medical

On July 1, 2016, Mr. Sinay transferred 100% of his shares in Inphronics Limited to Venus Concept USA Inc., making it an indirect wholly owned subsidiary of Venus Concept. At such time, an unsecured non-interest-bearing working capital loan to PT Neoasia Medical, a subsidiary of Inphronics Limited, was outstanding. As of March 31, 2019 and December 31, 2018, the outstanding amount of the loan was IDR 6.9 billion, which is equivalent to approximately $477,000 ($510,000 in 2017).

Distribution Agreements

On January 1, 2018, Venus Concept entered into a distribution agreement with Technicalbiomed Co., Ltd, or TBC, pursuant to which TBC distributes Venus Concept’s products in Thailand. Mr. Sinay is a 30% shareholder of TBC. For the three months ended March 31, 2019 and years ended December 31, 2018, 2017 and 2016, TBC purchased products in the amount of $100,000, $330,000, $270,000 and $240,000 (unaudited), respectively, under this distribution agreement. These sales are included in products and services revenue.

Restoration Robotics Transaction

On March 15, 2019, Venus Concept entered into the Merger Agreement. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by Venus Concept’s and Restoration Robotics’ stockholders, Merger Sub, will merge with and into Venus Concept, with Venus Concept surviving as a wholly-owned subsidiary of Restoration Robotics. At the effective time of the merger, other than the ordinary shares of Venus Concept or preferred shares of Venus Concept held or owned by Venus Concept, Restoration Robotics, or Merger Sub, which will remain or become treasury shares held by Venus Concept or continue to be held by Restoration Robotics, as applicable, and will not entitle the holder thereof to any payment, each ordinary share of Venus Concept and each preferred share of Venus Concept will be converted into the right to receive 8.6506 shares of Restoration Robotics common stock, subject to adjustment pursuant to the Merger Agreement. Immediately following the merger, and without giving effect to the equity commitment letter financing, the Restoration Robotics notes conversion and the Venus Concept note conversion, it is expected that the former Venus Concept shareholders will own approximately 85% of the fully-diluted common stock of Restoration Robotics, with the Restoration Robotics stockholders as of immediately prior to the merger holding approximately 15% of the fully-diluted common stock of Restoration Robotics. For a complete description of the Merger Agreement, please see the section entitled “The Merger” beginning on page 85 of this proxy statement/prospectus.

Equity Commitment Letter

Concurrent with the execution of the Merger Agreement, Restoration Robotics and Venus Concept entered into an equity commitment letter with certain equity investors pursuant to which the equity investors agreed to purchase, in the aggregate, $21.0 million of Restoration Robotics common stock, or the initial investment, from the combined company immediately following the consummation of the merger in a private placement. Additionally, the equity investors, subject to certain exceptions and conditions including rights of assignment, may, but are not obligated to, purchase up to an additional $20.0 million of Restoration Robotics common stock, or the optional investment. Certain related parties of Venus Concept have agreed to participate in the equity commitment letter financing. See “Agreements Related to the Merger—Equity Commitment Letter” beginning on page 149 of this proxy statement/prospectus for a description of the equity commitment letter and the equity commitment letter financing.

The following related parties of Venus Concept have agreed to purchase in the equity commitment letter financing the amount of Restoration Robotics common stock set forth opposite their respective names below:

Name	Maximum Committed Investment	Maximum Optional Investment
Aperture Venture Partners II, L.P	$195,903	$186,000
Aperture Venture Partners II-A, L.P.	18,761	18,000
Aperture Venture Partners II-B, L.P.	35,336	34,000
Aperture Venture Partners III, L.P.	250,000	28,000
HealthQuest Partners II, L.P.	5,000,000	4,762,000
Madryn Health Partners, LP	1,590,909	1,516,000
Madryn Health Partners (Cayman Master), LP	1,909,091	1,818,000
Longitude Venture Partners II, L.P.	1,000,000	952,000
EW Healthcare Partners, L.P.	9,613,235	9,156,000
EW Healthcare Partners-A, L.P.	386,765	368,000

On July 26, 2019, Venus Concept agreed to use reasonable efforts to release one of the investors from its $3,500,000 commitment under the equity commitment letter. The investor has agreed to purchase $3,500,000 in the Venus Concept convertible notes. Venus Concept and Restoration Robotics expect to enter into an amendment to the equity commitment letter to release the other investors from their obligations to fund their pro rata portions of the equity commitment upon the closing of the merger, subject to the investors investing the funds they committed under the equity commitment letter in Venus Concept convertible notes that would automatically convert into common stock of Restoration Robotics upon the closing of the merger.

Convertible Promissory Notes

On June 25, 2019, Venus Concept entered into a note purchase agreement pursuant to which Venus Concept issued an aggregate of $7.8 million of unsecured senior subordinated convertible promissory notes to certain shareholders that are affiliated with Scott Barry, Garheng Kong and Juliet Tammenoms Bakker, directors of Venus Concept. The Venus convertible notes bear interest on the unpaid principal amount at a rate of eight percent (8.0%) per annum from the date of issuance. All of the outstanding principal and unpaid accrued interest on the Venus convertible notes will automatically be converted into common stock of Restoration Robotics at the closing of the merger, at a conversion price of $0.4664 per share. In the event that the merger is not consummated, the Venus convertible notes will be convertible into equity securities of Venus Concept. On July 5, 2019, Venus Concept loaned Restoration Robotics $2.5 million of the proceeds from the issuance of the Venus convertible notes pursuant to a subordinated promissory note, or the Restoration Note. The Restoration Note is subordinated to the Solar Loan Agreement pursuant to a subordination agreement between Solar and Venus Concept dated June 25, 2019. The Restoration Note accrues interest at a rate of 8% per annum and matures on November 30, 2019.

The following related parties of Venus Concept purchased the principal amount of Venus convertible notes set forth opposite their respective names below:

Name	Convertible Note Aggregate Principal Amount Purchased
HealthQuest Partners II, L.P.	$2,500,000
Longitude Venture Partners II, L.P.	300,000
EW Healthcare Partners, L.P.	4,806,617.66
EW Healthcare Partners-A, L.P.	193,382.50

Voting Agreements

In connection with the execution of the Merger Agreement, certain Venus Concept directors, executive officers, and shareholders, who collectively beneficially own or control approximately 87.6% of the voting power of Venus Concept’s outstanding capital stock on an as-converted to ordinary shares basis as of March 15, 2019, entered into voting agreements with Restoration Robotics under which such shareholders have agreed to, among other things, vote in favor of the merger and the Merger Agreement and against any competing transaction. For a more complete description see the section entitled “Agreements Related to the Merger—Voting Agreements” beginning on page 148 of this proxy statement/prospectus.

Policies and Procedures for Related Party Transactions

While Venus Concept does not have a formal written policy or procedures for the review, approval or ratification of related party transactions, Venus Concept’s board of directors reviews and considers the interest of its directors, executive officers and principal shareholders in its review and consideration of transactions and obtains the approval of non-interested directors when it determines that such approval is appropriate under the circumstances.

COMPARISON OF RIGHTS OF HOLDERS OF RESTORATION ROBOTICS CAPITAL STOCK AND VENUS CONCEPT CAPITAL STOCK

If the merger is completed, Venus Concept shareholders will receive shares of Restoration Robotics common stock, pursuant to the terms of the Merger Agreement. Additionally, immediately prior to the closing of the merger, Restoration Robotics’ certificate of incorporation will be amended to (i) change the name of the company and (ii) effect the reverse stock split, as set forth in the form of certificate of amendment attached as Annex E to this proxy statement/prospectus, together the Charter Amendments. The following is a summary of certain differences between (i) the current rights of Venus Concept shareholders under its current Ninth Amended and Restated Articles of Association, or the Venus Charter, (ii) the rights of Restoration Robotics stockholders under its Amended and Restated Certificate of Incorporation, the Certificate of Incorporation, as amended by the Charter Amendments, or the Restoration Robotics Charter, and its Amended and Restated Bylaws, or the Restoration Robotics Bylaws and (iii) the Israeli Companies Law—1999, or the ICL, and the General Corporation Law of the State of Delaware, or the DGCL. The summary set forth below is not intended to provide a comprehensive discussion of each company’s governing documents or relevant corporate law. This summary is qualified in its entirety by reference to the full text of each of the Venus Charter, the Restoration Robotics Charter, the Restoration Robotics Bylaws, the DGCL and the ICL. See “Where You Can Find More Information”, beginning on page 293 of this proxy statement/prospectus, for information on how to obtain a copy of these documents.

General

Restoration Robotics is incorporated under the laws of the State of Delaware and Venus Concept is incorporated under the laws of the State of Israel. Accordingly, the rights of Restoration Robotics stockholders and Venus Concept shareholders are governed by the DGCL and the ICL, respectively. As a result of the merger, Venus Concept shareholders who receive shares of Restoration Robotics common stock will become Restoration Robotics stockholders, and their rights as stockholders will be governed by the DGCL and the Restoration Robotics Charter and Restoration Robotics Bylaws.

Comparison of the rights of Restoration Robotics stockholders and Venus Concept shareholders:

Restoration Robotics	Venus Concept
Authorized Capital Stock/Registered Share Capital

Restoration Robotics is authorized to issue two classes of capital stock which shall be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that Restoration Robotics is authorized to issue is 310,000,000, of which 300,000,000 shares shall be Common Stock and 10,000,000 shares shall be Preferred Stock. The Common Stock shall have a par value of $0.0001 per share and the Preferred Stock shall have a par value of $0.0001 per share. Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of Restoration Robotics with the power to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any successor provision thereof, and no vote of the holders of any of

The registered share capital of Venus Concept is NIS 100,000 divided into: (a) 83,856,887 ordinary shares of a nominal value of NIS 0.001 each, or the Ordinary Shares; (b) 2,192,736 Series A Preferred Shares, nominal value NIS 0.001 each, or the Series A Preferred Shares; (c) 4,714,034 Series B Preferred Shares, nominal value NIS 0.001 each, or the Series B Preferred Shares; (d) 8,015,320 Series C Preferred Shares, nominal value NIS 0.001, or the Series C Preferred Shares; (e) 98,807 Series C-1 Preferred Shares, nominal value NIS 0.001, or the Series C-1 Preferred Shares; and (f) 1,122,216 Series D Preferred Shares, nominal value NIS 0.001, or the Series D Preferred Shares and, collectively with the Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares, the Voting Preferred Shares and, the Voting Preferred Shares together with the Series C-1 Preferred Shares, the Preferred Shares.

Restoration Robotics	Venus Concept

the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of Restoration Robotics, or the Board, is authorized to provide from time to time by resolution or resolutions for the creation and issuance, out of the authorized and unissued shares of Preferred Stock, of one or more series of Preferred Stock by filing a certificate, or a Certificate of Designation, pursuant to the DGCL, setting forth such resolution and, with respect to each such series, establishing the designation of such series and the number of shares to be included in such series and fixing the voting powers (full or limited, or no voting power), preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of the shares of each such series. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any series of Preferred Stock may, to the extent permitted by law, provide that such series shall be superior to, rank equally with or be junior to the Preferred Stock of any other series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may be different from those of any and all other series at any time outstanding. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any series of Preferred Stock, no vote of the holders of shares of Preferred Stock or Common Stock shall be a prerequisite to the issuance of any shares of any series of the Preferred Stock so authorized in accordance with the Certificate of Incorporation. Unless otherwise provided in the Certificate of Designation establishing a series of Preferred Stock, the Board may, by resolution or resolutions, increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of such series and, if the number of shares of such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Subject to the consent of the holders of at least 67% of the issued and outstanding Voting Preferred Shares, on an as converted basis, voting together as a single class, or the Preferred Supermajority, Venus Concept may, from time to time, by a resolution in a general shareholders meeting, increase its share capital by the creation of new shares. Any such increase shall be in such amount, and shall be divided into shares of such nominal amounts, and, such shares shall confer such rights and preferences, and shall be subject to such restrictions, as the resolution approving the creation of such shares shall provide. Venus Concept may, from time to time, subject to applicable law, cancel any shares which, at the date of the adoption of such resolution have not been taken or agreed to be taken by any person, and diminish the amount of its registered share capital by the amount of the shares so cancelled (further subject, however, to the consent of the Preferred Supermajority and provided, however, that any direct changes to the rights attached specifically to any series of Preferred Shares, which (a) adversely change such rights and do not apply in the same manner to the other series of Preferred Shares, or (b) improve such rights without improving in the same manner the rights of the other series of Preferred Shares, shall require the consent of the holders of a majority of the issued and outstanding shares of the series of Preferred Shares the rights of which were so adversely changed or not improved).

Voting Rights

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of the Restoration Robotics Bylaws governing the record date for stockholder notice,

Each holder of Ordinary Shares has one vote for each Ordinary Share held by it of record. Each holder of Voting Preferred Shares has one vote for each Ordinary Share into which the Voting Preferred

Restoration Robotics	Venus Concept

subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the Certificate of Incorporation or the Restoration Robotics Bylaws, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.

At all duly called or convened meetings of stockholders, at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, the Restoration Robotics Bylaws, the rules or regulations of any stock exchange applicable to Restoration Robotics, or applicable law or pursuant to any regulation applicable to Restoration Robotics or its securities, all other elections and questions presented to the stockholders at a duly called or convened meeting, at which a quorum is present, shall be decided by the majority of the votes cast affirmatively or negatively (excluding abstentions and broker non-votes) and shall be valid and binding upon Restoration Robotics.

Shares held by it of record could be converted (as provided in the Venus Charter). The Series C-1 Preferred Shares are nonvoting, and, as such, the holders of the Series C-1 Preferred Shares have no voting rights by virtue of their ownership or holding thereof.

Any shareholder entitled to vote may vote either personally, or by writing or by proxy (who need not be a shareholder of Venus Concept), or, if the shareholder is a company or other corporate body, by a representative authorized pursuant to the Venus Charter.

Subject to the ICL, a resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the general shareholders meeting in person or by proxy and voting thereon (excluding abstentions); provided that the following actions require the consent or vote of the Preferred Supermajority:

(a) declare or pay dividends or make other distributions on the capital stock of Venus Concept;

(b) redeem, purchase or otherwise acquire any share or shares of capital stock of Venus Concept; provided, however, that this restriction shall not apply to the repurchase of shares of Ordinary Shares from employees, officers, directors, consultants or other persons performing services for Venus Concept or any subsidiary pursuant to agreements entered into prior to the date of the closing or otherwise approved by the board of directors of Venus Concept under which Venus Concept has the option to repurchase such shares at or below cost upon the occurrence of certain events, such as the termination of employment or other provision of services to Venus Concept;

(c) alter, change or repeal, whether by merger, consolidation or otherwise (including by amendment to these Articles), the rights, preferences or privileges of the Preferred Shares;

(d) authorize or issue (whether by reclassification, merger or otherwise) any equity securities (or securities convertible into or exercisable or exchangeable for equity securities) with rights, preferences or privileges senior to the Preferred Shares;

(e) issue stock options or warrants to purchase Ordinary Shares or Preferred Shares (other than

Restoration Robotics	Venus Concept

shares, stock options or warrants to purchase up to an aggregate of 6,385,900 Ordinary Shares for issuance to employees, consultants or directors of Venus Concept in accordance with Venus Concept’s 2010 Employee Share Incentive Plan or other equity incentive plan approved by the board of directors of Venus Concept);

(f) increase or decrease (other than by redemption or conversion) the total number of authorized Preferred Shares;

(g) issue any Ordinary Shares or securities exercisable for or convertible into Ordinary Shares, provided that this shall not apply to (i) Ordinary Shares issued pursuant to Venus Concept’s 2010 Employee Share Incentive Plan and (ii) up to 2,070,900 Ordinary Shares in the aggregate (as adjusted for stock splits, stock dividends, recapitalizations and the like) issued by Venus Concept as part of a bona fide capital raising or for corporate development purposes (and, for the avoidance of doubt, not for compensatory purposes) to third parties that are not certain affiliates of Venus Concept, so long as such Ordinary Shares were first offered to the certain shareholders in accordance with the terms and conditions of the Venus Charter;

(h) increase or decrease the size of the board of directors of Venus Concept;

(i) make a material change to the principal business of Venus Concept;

(j) amend the Venus Charter in any manner;

(k) terminate the employment of Venus Concept’s Chief Executive Officer or hire a Chief Executive Officer;

(l) create, or authorize the creation of, or issue, or authorize the issuance of any debt or debt security, if the aggregate principal indebtedness of Venus Concept for borrowed money following such action (excluding the aggregate indebtedness of Venus Concept and its subsidiaries that existed as of the adoption of the Venus Charter) would exceed $20,000,000; or

(m) enter into any agreement to do any of the foregoing.

Restoration Robotics	Venus Concept
Quorum

Unless otherwise provided by law, the Certificate of Incorporation or the Restoration Robotics Bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to adjourn the meeting from time to time in the manner provided in the “Adjournment” section of the Restoration Robotics Bylaws until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

Two or more shareholders (not in default of certain payments set forth in the Venus Charter) present in person (including via telephone or other means of simultaneous aural communication) or by proxy and holding shares conferring in the aggregate a majority of the voting power of the shareholders of Venus Concept, shall constitute a quorum at general shareholder meetings. No business shall be transacted at a general shareholder meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business.

If within half an hour from the time appointed for the general shareholders meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman of the shareholder meeting may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any two (2) shareholders (not in default as aforesaid) present in person or by proxy, shall constitute a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened.

A quorum at a meeting of the board of directors of Venus Concept shall be constituted by the presence, in person or represented by an alternate director (in accordance with the Venus Charter), of a majority of the directors then in office.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to such time, date and place as the Chairman of the board of directors of Venus Concept may determine, provided that not less than two (2) days’ written notice shall have been provided to each of the directors of such meeting. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any two (2) members of the board of directors of Venus Concept present in person or represented by an alternate director shall constitute a quorum.

Restoration Robotics	Venus Concept
Stockholder Rights Plans

Restoration Robotics does not have a stockholder rights plan.	The validity of a shareholder rights plan is questionable under Israeli law. Venus Concept does not have a shareholder rights plan nor does it intend to adopt one.
Rights of Preferred Stock

Restoration Robotics’ board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. No shares of preferred stock are currently outstanding.

Subject to the consent of the Preferred Supermajority, Venus Concept may, from time to time, by a resolution in a general shareholders meeting, increase its share capital by the creation of new shares. Any such increase shall be in such amount, and shall be divided into shares of such nominal amounts, and, such shares shall confer such rights and preferences, and shall be subject to such restrictions, as the resolution approving the creation of such shares shall provide. The Preferred Shares entitle their holders to additional rights. Certain of such rights are summarized below:

Conversion:

The Voting Preferred Shares are convertible into Ordinary Shares at the option of the holders at a conversion ratio specified in the Venus Charter which is initially 1:1. The conversion ratio changes to provide broad based weighted average anti-dilution protection upon the issuance of certain Venus Concept securities at a purchase price lower than the purchase price of the applicable series of shares.

The Series C-1 Preferred Shares are convertible only upon certain initial public offerings by Venus Concept.

Preemptive Right:

Until Venus Concept engages in certain initial public offerings, Longitude (as defined below), Deerfield (as defined below), Aperture (as defined below), Venus Technologies Ltd., and certain holders of Series C Preferred Shares and Series D Preferred Shares, or the Entitled Shareholders, are entitled to a preemptive right to purchase their pro rata portion of new securities issued by Venus Concept (subject to certain exceptions) and an over-allotment right to purchase new securities not purchased by the other Entitled Shareholders.

Restoration Robotics	Venus Concept

Right of First Refusal:

In the event that a holder of Ordinary Shares (other than the Entitled Shareholders) wishes to sell its Ordinary Shares, each Entitled Shareholder shall have the right to purchase its pro rata portion of such Ordinary Shares and a right to purchase such Ordinary Shares not purchased by another Entitled Shareholder.

Co-Sale Right:

No holder of Ordinary Shares (other than the Entitled Shareholders) may sell its Ordinary Shares unless each Entitled Shareholder has been given the opportunity to participate in the sale pro rata to such Entitled Shareholder’s holdings of Venus Concept shares.

Bring Along:

Until Venus Concept engages in certain initial public offerings, and subject to the approvals specified in the section titled “Voting Rights”, in the event that the board of directors of Venus Concept and the Preferred Supermajority shall have approved and accepted in writing a Deemed Liquidation Event (as defined in the Venus Charter, but generally a merger, sale of all or substantially all of Venus Concept’s shares or assets, in which Venus Concept’s shareholders do not remain in control of the surviving entity), all Venus Concept shareholders shall, among other obligations, but subject to certain conditions (i) be present for shareholder meeting with respect to such Deemed Liquidation Event, (ii) vote in favor of such Deemed Liquidation Event and against proposals that would conflict with the definitive agreements for, or delay or impair, such Deemed Liquidation Event, (iii) if the Deemed Liquidation Event is a sale of shares, sell their shares in the Deemed Liquidation Event, (iv) execute definitive documentation for such Deemed Liquidation Event and (v) the proceeds from such Deemed Liquidation Event shall be distributed in accordance with the section entitled “Liquidation Preference”.

Sale of a Majority of the Issued and Outstanding Shares of Venus Concept:

No Venus Concept shareholder shall be a party to any transaction or series of related transactions with respect to the sale of a majority of the issued and outstanding shares of capital stock of Venus

Restoration Robotics	Venus Concept
Concept unless all holders of Preferred Shares are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the section titled “Liquidation Preference”, unless the Preferred Supermajority elects otherwise.

Liquidation Preference:

In the event of any liquidation, dissolution, bankruptcy, reorganization or winding up of Venus Concept, whether voluntary or involuntary, or a Deemed Liquidation Event all assets or proceeds distributed or available for distribution in such event shall be distributed as follows: first, holders of Series D Preferred Shares, Series C-1 Preferred Shares and Series C Preferred Shares (pro rata amongst themselves) shall receive the higher of (1) the adjusted purchase price of their shares plus declared but unpaid dividends, or (2) the amount they would have received had the Series D Preferred Shares, Series C-1 Preferred Shares and Series C Preferred Shares been converted to Ordinary Shares (assuming the Series C-1 Preferred Shares were convertible) immediately prior to the payment; second, the holders of Series B Preferred Shares shall receive the higher of (1) the adjusted purchase price of their shares plus declared but unpaid dividends or (2) the amount they would have received had the Series B Preferred Shares been converted to Ordinary Shares immediately prior to the payment; third, the holders of Series A Preferred Shares shall receive the adjusted purchase price of their shares plus declared but unpaid dividends; and fourth, the remaining proceeds shall be distributed amongst the holders of Series A Preferred Shares and holders of Ordinary Shares pro rata.

Number of Directors

The authorized number of directors shall be determined from time to time by resolution of the Board, provided the Board shall consist of at least one member. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

The board of directors of Venus Concept consists of up to seven (7) directors. The size of the board of directors shall not be increased beyond seven (7) directors without the written consent (i) the vote in favor in a general shareholders meeting, (ii) the consent of a Preferred Supermajority and (iii) the consent of EW Healthcare Partners, L.P. and EW Healthcare Partners-A, L.P. and certain affiliates, collectively Essex, and Longitude Venture Partners II, L.P. and certain affiliates, or Longitude.

Restoration Robotics	Venus Concept
Election of Directors

Except as otherwise provided in the Restoration Robotics Bylaws, each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders unless so required by the Certificate of Incorporation or the Restoration Robotics Bylaws. The Certificate of Incorporation or the Restoration Robotics Bylaws may prescribe other qualifications for directors.

As provided in the Certificate of Incorporation, the directors of Restoration Robotics shall be divided into three (3) classes.

The management of the business and the conduct of the affairs of Restoration Robotics shall be vested in the Board. The number of directors which shall constitute the whole Board shall be fixed exclusively by one or more resolutions adopted from time to time by the Board. Except as otherwise expressly delegated by resolution of the Board, the Board shall have the exclusive power and authority to appoint and remove officers of Restoration Robotics.

Other than any directors elected by the separate vote of the holders of one or more series of Preferred Stock, the Board shall be and is divided into three classes, designated as Class I, Class II and Class III, as nearly equal in number as possible. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board. At the first annual meeting of stockholders following the effectiveness of the Certificate of Incorporation, or the Qualifying Record Date, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the Qualifying Record Date, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the Qualifying Record Date, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. Subject to the special rights of the holders of one or more series of Preferred Stock to elect directors, at each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

The members of the board of directors of Venus Concept are appointed as follows:

(a) One (1) director shall be the then current Chief Executive Officer of Venus Concept, as a director on an ex-officio basis.

(b) One (1) director shall be appointed by Longitude as long as it holds any Preferred Shares, or the Longitude Director. This provision shall not be amended without the consent of Longitude.

(c) One (1) director shall be appointed by (i) Aperture Venture Partners II, L.P.; (ii) Aperture Venture Partners II-A, L.P.; (iii) Aperture Venture Partners II-B, L.P.; (iv) Aperture Venture Partners III, L.P., (v) and certain affiliates, (i) through (iv) collectively Aperture, as long as it holds any Preferred Shares, or the Aperture Director. This provision shall not be amended without the consent of Aperture.

(d) One (1) director shall be appointed by Essex as long as Essex holds any Preferred Shares, or the Essex Director. This provision shall not be amended without the consent of Essex.

(e) One (1) director shall be appointed by HealthQuest Partners II, L.P. and certain affiliates, collectively HealthQuest, as long as it holds any Preferred Shares, or the HealthQuest Director. This provision shall not be amended without the consent of HealthQuest.

(f) Two (2) directors shall be independent directors with relevant commercial industry experience, who shall be appointed by the Preferred Supermajority and a majority of the Ordinary Shares, in each case voting separately, provided that at least one such director shall be based in North America.

The foregoing appointment provisions expire upon an initial public offering of Venus Concept that meets certain conditions.

Restoration Robotics	Venus Concept
Filling Vacancies on the Board of Directors

Any director may resign at any time upon notice given in writing or by electronic transmission to Restoration Robotics. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Unless otherwise provided in the Certificate of Incorporation or the Restoration Robotics Bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors shall, unless the Board determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Board shall be deemed to exist under the Restoration Robotics Bylaws in the case of the death, removal or resignation of any director.

Subject to the special rights of the holders of one or more series of Preferred Stock to elect directors, any vacancies on the Board resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, and except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office for a term that shall coincide with the remaining term of the class to which the director shall have been appointed and until such director’s successor shall have been elected and qualified or until his or her earlier death, resignation, disqualification, retirement or removal.

The board of directors of Venus Concept may appoint a director in place of a director whose office has been vacated and/or as an additional director, subject to the maximum number of directors on the board of directors of Venus Concept as provided above in the section “Number of Directors”. The appointment of a director by the board of directors of Venus Concept shall be valid until the next annual general shareholders meeting or until the director ceases to hold office pursuant to the provisions of the Venus Charter.

Restoration Robotics	Venus Concept
Cumulative Voting

The Certificate of Incorporation and the Restoration Robotics Bylaws do not provide for cumulative voting.	The Venus Charter does not provide for cumulative voting.
Removal of Directors

Subject to the special rights of the holders of one or more series of Preferred Stock to elect directors, or except as otherwise provided by the DGCL or the Certificate of Incorporation, the Board or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then outstanding shares of voting stock of Restoration Robotics with the power to vote at an election of directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

Any director appointed as provided in the section “Election of Directors” above may be removed, with or without cause by, and only by, the affirmative vote of the shareholder or shareholders entitled to appoint such director or directors, given either at a general shareholders meeting or pursuant to a written consent.

The office of a director shall be vacated by the director’s written resignation. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to Venus Concept, whichever is later.

The office of a director shall be vacated, ipso facto, upon the occurrence of any of the following: (i) such director’s death, (ii) such director is convicted of an offense as described in Section 232 of the ICL, (iii) such director is removed by a court of law in accordance with Section 233 of the ICL, (iv) such director becomes legally incompetent, (v) if such director is an individual, such director is declared bankrupt, or (vi) if such director is an entity, upon its liquidation, whether voluntary or involuntary.

Shareholder Proposals

To be properly brought before an annual meeting, business must be (a) specified in a notice of meeting given by or at the direction of the Board, (b) if not specified in a notice of meeting, otherwise brought before the meeting by or at the direction of the Board or the chairperson of the Board, or (c) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a beneficial owner of shares of Restoration Robotics both at the time of giving the notice provided for in this section and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this section in all applicable respects, or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act.

As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a

Any shareholder holding at least 1% of the voting rights of Venus Concept may request, subject to the ICL, that the board of directors of Venus Concept include a matter on the agenda of a general shareholders meeting to be held in the future, provided that the board determines that the matter is appropriate to be considered at a general meeting.

Restoration Robotics	Venus Concept
brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Restoration Robotics Bylaws, the language of the proposed amendment), (C) a reasonably detailed description of all agreements, arrangements and understandings between or among any of the Proposing Persons or between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this section shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.
Director Nominations for Shareholders

Restoration Robotics’ stockholders may only nominate directors as set forth above in the section “Shareholder Proposals.”	Shareholders may only nominate directors as set forth above in the section “Election of Directors”.
Shareholder Action by Written Consent

Subject to the rights of the holders of the shares of any series of Preferred Stock or any other class of stock or series thereof having a preference over the Common Stock as to dividends or upon liquidation, and except as otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken by the stockholders of Restoration Robotics must be effected at a duly called annual or special meeting of stockholders of the Restoration Robotics and may not be effected by any consent in writing by such stockholders.

The ICL permits private Israeli companies such as Venus Concept to take shareholder action by written consent provided that all shareholders eligible to vote at a general shareholders meeting consent to such shareholder action.

Restoration Robotics	Venus Concept
Charter Amendments

Notwithstanding any other provisions of the Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law or by the Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock), the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class, shall be required to alter, amend or repeal certain articles to the Certificate of Incorporation (namely, Articles V, VI, VII and VIII and this Article IX).

Under the ICL, a company may amend its articles of association by a resolution adopted at a general shareholders meeting by the majority of the voting power present and voting on the resolution, excluding abstentions (provided a proper quorum is present), unless explicitly stated otherwise under the Venus Charter of association.

The Venus Charter requires, for the amendment of the Venus Charter, in addition to the vote required by the ICL, the consent or vote of the Preferred Supermajority.

Bylaw Amendments

Subject to the limitations set forth in Section 9.9 of the Restoration Robotics Bylaws or the provisions of the Certificate of Incorporation, the Board is expressly empowered to adopt, amend or repeal the Restoration Robotics Bylaws. Any adoption, amendment or repeal of the Restoration Robotics Bylaws by the Board shall require the approval of a majority of the authorized number of directors. The stockholders also shall have power to adopt, amend or repeal the Restoration Robotics Bylaws, provided, however, that, in addition to any vote of the holders of any class or series of stock of Restoration Robotics required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock.

Under the ICL, the Venus Charter of association set forth substantially all of the provisions that under Delaware law are split between the charter and the bylaws of a company.
Special Meetings of Shareholders

Except as otherwise provided by the Certificate of Incorporation and subject to the special rights of the holders of one or more series of Preferred Stock, a special meeting of the stockholders may be called at any time any for any purpose or purposes by the Board, chief executive officer or president (in the absence of a chief executive officer), but such special meetings may not be called by the stockholders or any other person or persons.

No business may be transacted at such special meeting other than the business specified in the notice to stockholders. Nothing contained in this section shall

Under the ICL, special general shareholders meetings may be called by the board of directors at any time and shall be called at the request of (a) a director, and (b) shareholder(s) holding at least 10% of the issued and outstanding share capital of Venus Concept and at least 1% of Venus Concept’s voting rights, or (c) shareholder(s) holding at least 10% of Venus Concept’s voting rights.

Restoration Robotics	Venus Concept
be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board may be held.
Notice of Meetings of Shareholders

Unless otherwise provided by law, the Certificate of Incorporation or the bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with the bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Notice of any meeting of stockholders shall be deemed given:

(i) if mailed, when deposited in the U.S. mail, postage prepaid, directed to the stockholder at his or her address as it appears in Restoration Robotics’ records; or

(ii) if electronically transmitted as provided by instructions in the bylaws.

An affidavit of the secretary or an assistant secretary of Restoration Robotics or of the transfer agent or any other agent of Restoration Robotics that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Under the ICL and the Venus Charter, notice of a general shareholders meeting must be given no less than seven (7) days and not more than one hundred (100) days prior to the general shareholder meeting. The notice must state the date and place of the meeting and a reasonable description of the items on the agenda. If the agenda includes an amendment to the Venus Charter, the notice must provide the language of the amendment.

Proxies

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of a telegram, cablegram or other means of electronic

The Venus Charter provides that a shareholder may vote in person or by proxy.

Restoration Robotics	Venus Concept
transmission which sets forth or is submitted with information from which it can be determined that the telegram, cablegram or other means of electronic transmission was authorized by the stockholder.
Limitation of Liability of Directors/Officers

To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director of Restoration Robotics shall not be personally liable to Restoration Robotics or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended after approval by the stockholders of the relevant article in the Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Restoration Robotics shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended, automatically and without further action, upon the date of such amendment.

The ICL provides that an office holder’s (as defined in the ICL, but generally a director, chief executive officer and her direct reports) fiduciary duties consist of a duty of care and a duty of loyalty. A company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to Venus Concept, in whole or in part, for damages caused to Venus Concept as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. The Venus Charter includes such a provision. A company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Indemnification of Directors and Officers

Restoration Robotics shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of Restoration Robotics who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, or a Proceeding, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Restoration Robotics or is or was serving at the request of Restoration Robotics as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in the Restoration Robotics Bylaws for unpaid indemnification claims, Restoration Robotics shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.

Subject to the provisions of the ICL including the receipt of all approvals as required therein or under any applicable law, Venus Concept may indemnify any office holder to the fullest extent permitted by the ICL.

Subject to the provisions of the ICL including the receipt of all approvals as required therein or under any applicable law, Venus Concept may resolve to retroactively indemnify an office holder with respect to the following liabilities and expenses, provided that such liabilities or expenses were incurred by such office holder in such office holder’s capacity as an office holder of Venus Concept:

(i) monetary liability imposed on an office holder, or incurred by the office holder, in favor of another person pursuant to a judgment, including a judgment imposed on such office holder in a compromise or in an arbitration decision that was approved by a court of law;

(ii) reasonable legal expenses, including attorneys’ fees, which the office holder incurred due to an investigation or a proceeding instituted against the office holder by an authority competent to

Restoration Robotics	Venus Concept

Neither any amendment nor repeal of the relevant article in the certificate of incorporation, nor the adoption by amendment of the certificate of incorporation of any provision inconsistent with that article, shall eliminate or reduce the effect of the article in respect of any matter occurring, or any action or proceeding accruing or arising (or that, but for that article, would accrue or arise) prior to such amendment or repeal or adoption of an inconsistent provision.

engage in such an investigation or proceeding, and that was “finalized without the filing of an indictment” (as defined in the ICL) and “without any financial obligation imposed in lieu of criminal proceedings” (as defined in the ICL), or that was finalized without the filing of an indictment against the office holder but with financial obligation imposed on the office holder in lieu of criminal proceedings of an offense that does not require proof of criminal intent or in connection with a financial sanction;

(iii) reasonable legal expenses, including attorneys’ fees, which the office holder incurred or with which the office holder was charged by a court of law, in a proceeding brought against the office holder, by Venus Concept or by another on behalf of Venus Concept, or in a criminal prosecution in which the office holder was acquitted, or in a criminal prosecution in which the office holder was convicted of an offense that does not require proof of criminal intent; and

(iv) a payment which the office holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968, or the ISL, and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4, or I’1 of the ISL, including reasonable legal expenses, which term includes attorneys’ fees.

Subject to the provisions of the ICL including the receipt of all approvals as required therein or under any applicable law, Venus Concept may undertake in advance to indemnify Venus Concept’s office holders (i) for those liabilities and expenses described in clause (i) above, provided that the undertaking is limited to events that in the opinion of the board of directors of Venus Concept are foreseeable in view of Venus Concept’s activity at the time of the undertaking and limited in an amount or standard which the board of directors of Venus Concept determines is reasonable under the circumstances, and (ii) for those liabilities and expenses described in clauses (ii) through (iv).

Pursuant to the ICL, indemnification of, exculpation of and procurement of insurance coverage for, (i) office holders in a private company that are not directors must be approved by the audit committee (if existing), and the board of directors and, if Venus Concept has no audit committee, also

Restoration Robotics	Venus Concept
by Venus Concept’s shareholders and (ii) office holders in a private company that are directors must be approved by the board of directors and by Venus Concept’s shareholders.
Exclusive Forum

Unless Restoration Robotics consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in any security of Restoration Robotics shall be deemed to have notice of and consented to this section.

Unless Restoration Robotics consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of Restoration Robotics, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Restoration Robotics to Restoration Robotics or Restoration Robotics’ stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Restoration Robotics Bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of Restoration Robotics shall be deemed to have notice of and consented to the provisions of this section.

The Venus Charter does not contain any provision with respect to the forum for any shareholder to bring an action.

PRINCIPAL SHAREHOLDERS OF VENUS CONCEPT

The following table and accompanying footnotes set forth information regarding the beneficial ownership of Venus Concept’s ordinary shares as of June 1, 2019 by:

•	each person or entity known by Venus Concept to own beneficially 5% or more of Venus Concept’s outstanding ordinary shares;

•	each of Venus Concept’s directors and executive officers individually; and

•	all of Venus Concept’s directors and executive officers as a group.

The beneficial ownership is determined in accordance with the rules of the SEC and generally includes any securities over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of this table and the accompanying footnotes, ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of June 1, 2019, are considered to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but Venus Concept does not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 24,263,421 ordinary shares (including ordinary shares issuable upon the conversion of outstanding preferred shares) outstanding as of June 1, 2019. Except where otherwise indicated below, Venus Concept believes, based on information furnished to it by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. Unless otherwise noted below, each shareholder’s address is c/o Venus Concept Ltd., 32 Habarzel Street, Tel Aviv, Israel.

	Shares Beneficially Owned
	Number		Percent
5% or Greater Shareholders (other than directors and executive officers)
Longitude Venture Partners II, L.P. [1]	6,028,340		24.8%
EW Entities [2]	5,788,193		23.8%
Oded Ron Edoute [3]	2,786,004	[5]	11.5%
HealthQuest Partners II, L.P. [4]	2,730,475		11.2%
Venus Technologies Ltd. [5]	2,651,254		10.9%
Madryn Entities [6]	2,342,674		9.5%
Deerfield Special Situation Funds, L.P. [7]	1,501,500		6.2%
Aperture Entities [8]	1,276,614		5.3%

Directors and Executive Officers
Domenic Serafino [9]	2,830,124		10.9%
Domenic Della Penna	95,833		*
Domenic Di Sisto	49,374		*
Scott Barry	5,788,193	[2]	23.8%
Juliet Tammenoms Bakker [10]	6,069,590	[1]	25.0%
Yoni Iger	8,000		*
Melissa Kang	24,000		*
William Kelley	64,166		*
Garheng Kong, M.D.	2,730,475	[4]	11.2%
Louise Lacchin	45,308		*
Fritz LaPorte	46,246		*
Anthony Natale, M.D. [11]	1,317,864	[8]	5.5%
Søren Maor Sinay	65,257		*
Boris Vaynberg	180,000		*

All directors and executive officers as a group (14)	19,314,430		71.1%

*	Represents beneficial ownership of less than 1.0% of Venus Concept outstanding ordinary shares.
[1]

Includes (i) 2,192,736 Series A Preferred Shares convertible into 2,192,736 ordinary shares, (ii) 3,287,420 Series B Preferred Shares convertible into 3,287,420 ordinary shares, and (iii) 548,184 ordinary shares. Does not include 48,094 Series D Preferred Shares issuable upon conversion of the Venus convertible notes in the event the merger does not close. Longitude Capital Partners, II, LLC, or Longitude Capital II, is the general partner of Longitude Venture Partners II, L.P., or Longitude Venture II. Longitude Capital II and Longitude Venture II may be deemed to have sole voting, investment and dispositive power over the shares held by Longitude Venture II. Juliet Tammenoms Bakker and Patrick G. Enright are each a managing member of Longitude Capital II and in their capacity as such, may be deemed to exercise shared voting and investment power with respect to such shares. Ms. Bakker and Mr. Enright disclaim beneficial ownership of such shares except to the extent of her or his pecuniary interest therein. The address of Longitude Venture Partners II, L.P. is 2740 Sand Hill Road, Second Floor, Menlo Park, California 94025.

[2]

Includes (i) 4,844,231 Series C Preferred Shares convertible into 4,844,231 ordinary shares, (ii) 708,078 Series D Preferred Shares convertible into 708,078 ordinary shares, and (iii) 12,500 ordinary shares that may be acquired pursuant to exercise of options within 60 days of June 1, 2019 held by EW Healthcare Partners L.P., or EWHP, and (i) 194,896 Series C Preferred Shares convertible into 194,896 ordinary shares and (ii) 28,488 Series D Preferred Shares convertible into 28,488 ordinary shares held by EW Healthcare Partners-A, L.P., or EWHP-A. Does not include 440,584 Series D Preferred Shares and 31,002 Series D Preferred Shares issuable upon the conversion of the Venus convertible notes in the event the merger does not close. Essex Woodlands Fund IX-GP, L.P., a Delaware limited liability partnership, or EW FUND IX GP, is the general partner of each of EWHP and EWHP-A and Essex Woodlands IX, LLC, a Delaware limited liability company, or Essex IX General Partner, is the general partner of Essex IX Fund GP. Martin P. Sutter, Scott Barry, Ronald W. Eastman, an individual, Petri Vainio and Steve Wiggins are each a Manager and collectively the Managers of Essex IX General Partner. Each of the Managers may be deemed exercise shared voting and investment power with respect to such shares. Each of Essex IX FUND GP, Essex IX General Partner and the Managers, including Mr. Barry who is a member of Venus Concept’s board of directors, disclaims beneficial ownership of the shares held by EWHP and EWHP-A, except to the extent of any pecuniary interests therein. The principal address of EWHP, EWHP-A, Essex IX FUND GP, Essex IX General Partner and each of the Managers is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

[3]

Includes (i) 2,651,254 ordinary shares held by Venus Technologies Ltd, and (ii) 134,750 ordinary shares owned by certain current and former employees of Venus Concept who have irrevocably appointed Mr. Ron Edoute to act as their proxy granting Mr. Ron Edoute the power to vote such shares at his discretion, among other things. Since Mr. Ron Edoute exercises voting control of the ordinary shares represented by these proxies he may therefore be deemed a beneficial owner of such shares. The proxies will terminate upon the consummation of the merger. The address for Mr. Ron Edoute is 17 Chaim Shorer St., Tel Aviv, Israel 6900051.

[4]

Includes (i) 2,272,548 Series C Preferred Shares convertible into 2,272,548 ordinary shares, (ii) 98,807 Series C-1 Preferred Shares convertible into 98,807 ordinary shares, (iii) 346,620 Series D Preferred Shares convertible into 346,620 ordinary shares and (iv) 12,500 ordinary shares that may be acquired pursuant to exercise of options within 60 days of June 1, 2019. Does not include 400,791 Series D Preferred Shares issuable upon the conversion of the Venus convertible notes in the event the merger does not close. HealthQuest Venture Management II, L.L.C., or HealthQuest Management, is the general partner of HealthQuest Partners II, L.P., or HealthQuest. HealthQuest Management may be deemed to have voting and dispositive power over the shares held by HealthQuest. Dr. Garheng Kong is the managing member of HealthQuest Management and as such, may be deemed to exercise shared voting and investment power with respect to such shares. Dr. Kong, who is a member of Venus Concept’s board of directors, disclaims beneficial ownership of the shares held by HealthQuest, except to the extent of any pecuniary interests therein. The address for HealthQuest is 1301 Shoreway Road, Suite 350, Belmont California 94002.

[5]

The ordinary shares held directly by Venus Technologies Ltd. are indirectly held by Oded Ron Edoute and Orit Ron Edoute, its sole shareholders and directors. Mr. and Mrs. Ron Edoute share voting and dispositive power over the ordinary shares directly held by Venus Technologies Ltd. Each of Mr. and Mrs. Ron Edoute disclaim beneficial ownership of the shares held by Venus Technologies, Ltd., except to the extent of any pecuniary interests therein. The address for Venus Technologies Ltd. is 17 Chaim Shorer St., Tel Aviv, Israel 6900051.
[6]

Includes (i) 590,909 ordinary shares, (ii) 314,384 Series C Preferred Shares convertible into 314,384 ordinary shares, (iii) 17,741 Series D Preferred Shares convertible into 17,741 ordinary shares; (iv) 68,182 ordinary shares that may be acquired pursuant to the exercise of 68,182 warrants; (v) 68,182 Series B Preferred Shares that may be acquired pursuant to the exercise of 68,182 warrants, which are convertible into 68,182 ordinary shares; and (vi) 5,455 Series C Preferred Shares that may be acquired pursuant to the exercise of 5,455 warrants, which are convertible into 5,455 ordinary shares, held by Madryn Health Partners, LP, or MHP, and (i) 709,091 ordinary shares, (ii) 377,260 Series C Preferred Shares convertible into 377,260 ordinary shares, (iii) 21,289 Series D Preferred Shares convertible into 21,289 ordinary shares; (iv) 81,818 ordinary shares that may be acquired pursuant to the exercise of 81,818 warrants; (v) 81,818 Series B Preferred Shares that may be acquired pursuant to the exercise of 81,818 warrants, which are convertible into 81,818 ordinary shares; and (vi) 6,545 Series C Preferred Shares that may be acquired pursuant to the exercise of 6,545 warrants, which are convertible into 6,545 ordinary shares, held by Madryn Health Partners (Cayman Masters), LP, or MHP-CM. Madryn Health Advisors, LP, a Delaware limited partnership, or MHA, is the general partner of MHP and MHP and MHP-CM. Madryn Health Advisors GP, LLC, a Delaware limited liability company, or MHA-GP, is the general partner of MHA. Peter Faroni and Avi Amin are each a member, and collectively the members, of MHA-GP. Each of the members may exercise shared voting and investment power with respect to such shares. Each of MHA, MHA-GP and the members disclaims beneficial ownership of the shares held by MHP and MHP-CM, except to the extent of any pecuniary interests therein. The principal address of MHP, MHP-CM, MHA, MHA-GP and each of the members is 140 E. 45th Street, 15th Floor, New York, NY 10017.

[7]

The ordinary shares held directly by Deerfield Special Situations Funds, L.P., or the Deerfield Fund, are indirectly held by Deerfield Mgmt, L.P., or Mgmt, its general partner. Deerfield Management Company, L.P., or Management Co., is the investment manager of Deerfield. The general partner of each of Mgmt and Management Co. is J.E. Flynn Capital, LLC, whose sole member is Mr. James E. Flynn. Each of Mgmt, Management Co. and James E. Flynn share voting and dispositive power over the ordinary shares directly held by Deerfield Fund. The address of the Deerfield Fund and the Management Co. is 780 Third Avenue, Floor 37, New York, New York 10017.

[8]

Includes (i) 224,221 Series B Preferred Shares convertible into 224,221 ordinary shares held by Aperture Venture Partners II, L.P., or II, (ii) 21,473 Series B Preferred Shares convertible into 21,473 ordinary shares held by Aperture Venture Partners II-A, L.P., or II-A, (iii) 40,444 Series B Preferred Shares convertible into 40,444 ordinary shares held by Aperture Venture Partners II-B, L.P., or II-B, and collectively with II and II-A, the Aperture II Funds, and (iv) 990,476 Series B Preferred Shares convertible into 990,476 ordinary shares held by Aperture Venture Partners III, L.P., or the Aperture III Fund, and collectively with the Aperture II Funds, the Aperture Funds. The ordinary shares held directly by the Aperture Funds and Aperture III Fund are indirectly held by their general partners, Aperture Ventures II Management, LLC, or Aperture Management II, and Aperture Ventures III Management, LLC, or Aperture Management III, and collectively with Aperture Management II, Aperture Management, respectively, and each of the individual managing directors of Aperture Management, or collectively, the Managers. The Managers of Aperture Management are Anthony Natale, Eric H. Sillman, Paul E. Tierney, Jr. and Thomas P. Cooper. Dr. Natale is a member of Venus Concept’s board of directors and a Manager of Aperture Management. Aperture Management and each of the Managers share voting and dispositive power over the ordinary shares directly held by the Aperture Funds. The Managers disclaim beneficial ownership of the shares held by the Aperture Funds, except to the extent of any pecuniary interest therein. The address of Aperture Venture Partners, LLC is 645 Madison Ave, 20th Floor, New York, New York, 10022.

[9]

Includes (i) 776,400 ordinary shares, (ii) 1,643,600 ordinary shares that may be acquired pursuant to the exercise of options within 60 days of June 1, 2019, (iii) 50,000 ordinary shares that may be acquired pursuant to the exercise of options within 60 days of June 1, 2019 held by Joanne Serafino, his spouse, which Mr. Serafino may be deemed to exercise shared voting and investment power with respect to such shares, (iv) 20,000 ordinary shares that may be acquired pursuant to the exercise of options within 60 days of June 1, 2019 held by Amanda Lombardi, his daughter, which Mr. Serafino may be deemed to exercise shared voting and investment power with respect to such shares, (v) 985 ordinary shares that may be acquired pursuant to the exercise of options within 60 days of June 1, 2019 held by Luciano Lombardi, his son-in-law, which Mr. Serafino may be deemed to exercise shared voting and investment power with respect to such shares, and (vi) 339,139 ordinary shares owned by certain current and former employees of Venus Concept who irrevocably appointed Mr. Serafino to act their proxy granting Mr. Serafino the power to vote such shares at his discretion, among other things. Since Mr. Serafino exercises voting control of the ordinary shares represented by these proxies he may therefore be deemed a beneficial owner of such shares. The proxies will terminate upon the consummation of the merger.
[10]	Includes 41,250 ordinary shares that may be acquired pursuant to the exercise of options within 60 days of June 1, 2019.
[11]	Includes 41,250 ordinary shares that may be acquired pursuant to the exercise of options within 60 days of June 1, 2019.

LEGAL MATTERS

Latham & Watkins LLP, Menlo Park, California will pass upon the validity of Restoration Robotics’ common stock offered by this proxy statement/prospectus.

EXPERTS

The audited financial statements of Restoration Robotics, Inc. incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Venus Concept Ltd. as of and for the years ended December 31, 2018 and 2017, included in this proxy statement/prospectus have been audited by Deloitte LLP, independent auditors as stated in their report appearing herein, (which report expresses an unqualified opinion on the financial statements and includes an emphasis of matter paragraph that describes the substantial doubt about Venus Concept Ltd.’s ability to continue as a going concern and includes an other matter paragraph indicating the 2016 consolidated financial statements are unaudited and Deloitte LLP has not audited, reviewed or compiled the 2016 consolidated financial statements and assumes no responsibility for them), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Restoration Robotics is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains Restoration Robotics’ filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

Restoration Robotics also makes available free of charge on or through its website at www.restoration robotics.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Restoration Robotics electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Restoration Robotics are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.

Restoration Robotics has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Restoration Robotics common stock to be issued to Venus Concept shareholders in the merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Restoration Robotics and Restoration Robotics common stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

The SEC allows Restoration Robotics to “incorporate by reference” information into this proxy statement/prospectus. This means that Restoration Robotics can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, and later information that Restoration Robotics files with the SEC will automatically update and supersede the information included in this proxy statement/prospectus. This document incorporates by reference the documents that are listed below that Restoration Robotics has previously filed with the SEC, except to the extent that any information contained in such filings is deemed “furnished” in connection with SEC rules.

•	Restoration Robotics’ short-form registration statement on Form S-8 , filed with the SEC on May 15, 2019.

•

Restoration Robotics’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the SEC on May 15, 2019, as amended by its Amended Quarterly Report on Form 10-Q/A filed with the SEC on July 9, 2019.

•

Restoration Robotics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March  20, 2019, as amended by its Amended Annual Report on Form 10-K/A filed with the SEC on April 29, 2019, as amended by its Amended Annual Report on Form 10-K/A filed with the SEC on July 9, 2019.

•

Restoration Robotics’ Current Reports on Form 8-K, filed with the SEC on January 7, 2019, January  25, 2019, February 20, 2019, March  6, 2019, March 14, 2019, March  15, 2019, March 21, 2019, June  19, 2019, June 28, 2019 and July 24, 2019.

•	The description of Restoration Robotics common stock contained in the Form 8-A filed with SEC on October 10, 2017, and any amendment or report filed for the purpose of updating such description.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that Restoration Robotics has “furnished” to but no “filed” with the SEC pursuant to the Exchange Act shall be incorporated by reference in this proxy statement/prospectus.

In addition, Restoration Robotics incorporates by reference any documents that it may subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the Restoration Robotics special meeting, other than the portions of such documents not deemed to be filed. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement/prospectus is deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Restoration Robotics has supplied all the information contained in or incorporated by reference into this proxy statement/prospectus relating to Restoration Robotics, and Venus Concept has supplied all information contained in this proxy statement/prospectus relating to Venus Concept.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus from Restoration Robotics or from the SEC through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from Restoration Robotics without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit into this proxy statement/prospectus.

If you would like to request documents from Restoration Robotics or Venus Concept, please send a request in writing or by telephone to either Restoration Robotics or Venus Concept at the following addresses:

Restoration Robotics, Inc. 128 Baytech Drive San Jose, California 95134 Attn: Mark Hair, Chief Financial Officer Tel: (408) 883-6888 Email: markh@restorationrobotics.com	Venus Concept Ltd. 255 Consumers Road, Suite 110 Toronto, ON M2J 1R4 Canada Attn: Mike Piccinino, CFA Tel: (443) 213-0500 Email: VenusConceptIR@westwicke.com

If you are a Restoration Robotics stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact Restoration Robotics’ proxy solicitor, MacKenzie Partners, Inc., at the following address and telephone number:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Call Collect: (212) 929-5500

or

Call Toll Free: (800) 322-2885

Email: proxy@mackenziepartners.com

TRADEMARK NOTICE

Restoration Robotics®, ARTAS® and Restoration Robotics’ (logo)™ are trademarks of Restoration Robotics, Inc. in the United States. Venus Viva®, Venus Legacy®, Venus Concept®, Venus Versa®, Venus Fiore®, Venus Skin®, NanoFractional RF®, Delivering the Promise®, Venus Freeze®, (MP)2®, Neograft®, Venus Concept (logo)®, Venus Glow™, Venus Glow (logo)™, Venus Heal™, RP3™, 2TWO5™, NanoFractional with Smart Scan Technology (logo)™, Venus Heal™ and Venus Heal (logo)™ are trademarks of Venus Concept Ltd. in the United States. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.

OTHER MATTERS

Stockholder Proposals

Restoration Robotics will consider for inclusion in its proxy materials for the 2019 annual meeting of stockholders, stockholder proposals that are received at Restoration Robotics’ principal executive offices no later than and that comply with all applicable requirements of Rule 14a-8 promulgated under the Exchange Act. However, if the 2019 annual meeting of stockholders is not held between     , 2019 and     , 2019, then the deadline will be a reasonable time prior to the time Restoration Robotics begins to print and send its proxy materials. Proposals must be sent to Restoration Robotics’ Secretary at Restoration Robotics, Inc., 128 Baytech Drive, San Jose, California 95134 or its principal executive offices determined after the closing of the merger.

The Restoration Robotics Bylaws provide that advance notice of a stockholder’s proposal must be delivered to Restoration Robotics’ Secretary at Restoration Robotics’ principal executive offices no earlier than     , 2019, or 150 days prior to the anniversary of the mailing date of the proxy materials for the previous year’s annual meeting, and not later than     , 2019, or 120 days prior to the anniversary of the mailing date of the proxy materials for the previous year’s annual meeting. However, the Restoration Robotics Bylaws also provide that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary of the previous year’s annual meeting, this advance notice must be received no earlier than 150 days prior to such annual meeting and not later than the 10th day following the day on which public announcement of the date of such meeting is first made. Each stockholder’s notice must set forth the information required by the Restoration Robotics Bylaws with respect to each matter the stockholder proposes to bring before the annual meeting, including: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and appropriate biographical information and a statement as to the qualification of the nominee; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on Restoration Robotics’ books, and of such beneficial owner and (ii) the number of shares of Restoration Robotics common stock which are owned beneficially and of record by such stockholder and such beneficial owner. The Chairman of the 2019 annual meeting of stockholders may determine, if the facts warrant, that a matter has not been properly brought before the meeting and, therefore, may not be considered at the meeting. In addition, the proxy solicited by Restoration Robotics’ board of directors for the 2019 annual meeting of stockholders will confer discretionary voting authority with respect to (i) any proposal presented by a stockholder at that meeting for which Restoration Robotics has not been provided with timely notice and (ii) any proposal made in accordance with Restoration Robotics’ bylaws, if the proxy statement for the 2019 annual meeting of stockholders briefly describes the matter and how management proxy holders intend to vote on it, if the stockholder does not comply with the requirements of Rule 14a-4(c)(2) promulgated under the Exchange Act.

A copy of the full text of the provisions of the Restoration Robotics Bylaws dealing with stockholder nominations and proposals will be made available to stockholders from Restoration Robotics’ Secretary upon written request.

Householding of Proxy Statement/Prospectus

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single copy of the proxy statement or annual report, as applicable, addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus will be delivered to multiple Restoration Robotics stockholders sharing an address unless contrary instructions have been received by from the impacted stockholders. Once you have received notice from Restoration Robotics (if you are a Restoration Robotics stockholder of record) or from your broker (if you are a beneficial owner of Restoration Robotics common stock) that Restoration Robotics or they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive separate copies of Restoration Robotics’ annual disclosure documents and this proxy statement/prospectus or if you currently receive multiple copies and would like to request “householding” of these communications, please notify your broker or Restoration Robotics. Direct your written request to Restoration Robotics to the Secretary, Restoration Robotics, Inc., 128 Baytech Drive, San Jose, California 95134 or by contacting Mark Hair at (408) 883-6888 or by email at markh@restorationrobotics.com. In the event a stockholder that received multiple copies would like to receive only one copy for such stockholder’s household, such stockholder should contact their bank, broker, or other nominee record holder, or contact Restoration Robotics at the above address or phone number.

INDEX TO VENUS CONCEPT CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018, 2017 and 2016 (unaudited)

Deloitte LLP 400 Applewood Crescent Suite 500 Vaughan ON L4K 0C3 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Independent Auditors’ Report

To the Board of Directors and Shareholders of

Venus Concept Ltd.

We have audited the accompanying consolidated financial statements of Venus Concept Ltd. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, negative cash flows from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

The 2016 consolidated financial statements have not been audited, reviewed or compiled and we assume no responsibility for such consolidated statements.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Vaughan, Canada

June 6, 2019 (except for Notes 2 and 25, as to which the date is July 29, 2019)

Venus Concept Ltd.

Consolidated Balance Sheets

As at December 31, 2018 and 2017 (In thousands of U.S. Dollars, except share data)

	2018	2017
	$	$
Assets
Current assets
Cash and cash equivalents	6,758	20,194
Trade receivables, net of allowance for doubtful accounts of $4,408 ($2,417 in 2017)	42,663	29,893
Inventories	20,261	13,337
Deferred expenses	620	1,513
Prepaid expenses	1,148	2,051
Advances to suppliers	1,732	481
Other current assets	1,423	2,373

	74,605	69,842

Long-term assets
Long-term receivables	38,201	26,395
Deferred tax assets	297	145
Deferred expenses	—	701
Severance pay funds	791	925
Property and equipment, net	3,381	3,178
Intangible assets	5,252	—
Goodwill	2,603	—

	50,525	31,344

	125,130	101,186

Liabilities
Current liabilities
Line of credit	5,655	—
Trade payables	8,625	4,005
Accrued expenses and other current liabilities	10,880	9,843
Taxes payable	407	187
Unearned interest income	3,849	3,059
Warranty accrual	495	366
Deferred revenues	163	737

	30,074	18,197

Long-term liabilities
Long-term debt	50,892	35,261
Accrued severance pay	835	906
Deferred tax liabilities	1,893	1,305
Unearned interest income	1,752	1,895
Warranty accrual	841	673
Other long-term liabilities	2,388	188

	58,601	40,228

	88,675	58,425

Commitments and contingencies

Shareholders’ equity
Share capital
Series A preferred shares of 0.0003 par value:
2,192,736 shares authorized, issued and outstanding at December 31, 2018 and 2017	—	—
Series B preferred shares of 0.0003 par value:
4,714,034 shares authorized, 4,564,034 shares issued and outstanding at December 31, 2018 and 2017	—	—
Series C preferred shares of 0.0003 par value:
8,015,320 shares authorized, 8,003,319 shares issued and outstanding at December 31, 2018 and 2017	—	—
Series C-1 preferred shares of 0.0003 par value:
98,807 shares authorized, issued and outstanding at December 31, 2018 and 2017	—	—
Series D preferred shares of 0.0003 par value:
1,122,216 shares authorized, issued and outstanding at December 31, 2018, nil outstanding in 2017	—	—
Ordinary shares of 0.0003 par value:
83,856,887 and 84,979,103 shares authorized at December 31, 2018 and 2017, respectively; 8,276,229 and 8,151,029 shares issued and outstanding at December 31, 2018 and 2017, respectively	57,101	49,978
Additional paid-in capital	10,399	10,075
Accumulated deficit	(35,067)	(20,108)
Treasury shares, at cost; 1,800 shares as at December 31, 2018 and 2017	—	—

	32,433	39,945
Non-controlling interest	4,022	2,816

	36,455	42,761

	125,130	101,186

The accompanying notes are an integral part of the consolidated financial statements.

Venus Concept Ltd.

Consolidated Statements of Operations

Years ended December 31, 2018, 2017 and 2016 (Unaudited) (In thousands of U.S. dollars, except share data)

	2018	2017	2016 (Unaudited)
	$	$	$
Revenue
Leases	71,540	65,052	27,430
Products and services	31,074	24,022	25,712

	102,614	89,074	53,142
Cost of goods sold
Leases	13,091	10,232	4,185
Products and services	10,168	10,634	8,573

	23,259	20,866	12,758

Gross profit	79,355	68,208	40,384

Selling and marketing	37,315	26,759	23,471
General and administrative	27,432	20,606	18,389
Research and development	7,047	5,678	4,693
Provision for bad debts	10,928	2,465	303

	82,722	55,508	46,856

(Loss) income from operations	(3,367)	12,700	(6,472)
Foreign exchange loss (income)	3,266	(686)	1,079
Finance expenses	5,361	5,503	4,547

(Loss) income before income taxes	(11,994)	7,883	(12,098)
Income taxes expense	2,215	479	390

Net (loss) income	(14,209)	7,404	(12,488)

(Loss) income attributable to the Company	(14,959)	5,726	(12,600)
Income attributable to the non-controlling interest	750	1,678	112

	(14,209)	7,404	(12,488)

Net (loss) income per share:
Basic	$(1.82)	$0.29	$(1.16)

Diluted	$(1.82)	$0.22	$(1.16)

Weighted-average number of shares used in per share calculation
Basic	8,206	9,506	10,829

Diluted	8,206	12,705	10,829

The accompanying notes are an integral part of the consolidated financial statements.

Venus Concept Ltd.

Consolidated Statements of Comprehensive (Loss) Income

Years ended December 31, 2018, 2017 and 2016 (Unaudited) (In thousands of U.S. dollars, except share data)

	2018	2017	2016 (Unaudited)
	$	$	$
Net (loss) income	(14,209)	7,404	(12,488)
Foreign currency translation adjustment	—	—	(144)

Comprehensive (loss) income	(14,209)	7,404	(12,632)

Comprehensive (loss) income attributable to the Company	(14,959)	5,726	(12,744)
Comprehensive income attributable to the non-controlling interest	750	1,678	112

	(14,209)	7,404	(12,632)

The accompanying notes are an integral part of the consolidated financial statements.

Venus Concept Ltd.

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

Years ended December 31, 2018, 2017, and 2016 (unaudited) (In thousands of U.S. dollars, except share data)

	2018
	Series A Preferred shares	Series B preferred shares	Series C preferred shares	Series C-1 preferred non-voting	Series D preferred shares	Number of ordinary shares	Share capital	Additional paid-in capital	Accumulated deficit	Non-controlling interest	Total shareholders’ equity

	#	#	#	#	#	#	$	$	$	$	$
Balance, January 1, 2018	2,192,736	4,564,034	8,003,319	98,807	—	8,151,029	49,978	10,075	(20,108)	2,816	42,761
Changes during the year ended December 31, 2018
Equity issuance	—	—	—	—	1,122,216	—	6,915	—	—	—	6,915
Comprehensive loss—Venus Concept Ltd.	—	—	—	—	—	—	—	—	(14,959)	—	(14,959)
Comprehensive income—NCI	—	—	—	—	—	—	—	—	—	750	750
Acquisition of non-controlling interest	—	—	—	—	—	—	—	(933)	—	456	(477)
Options exercised	—	—	—	—	—	125,200	208	—	—	—	208
Stock-based compensation	—	—	—	—	—	—	—	1,257	—	—	1,257

Balance, December 31, 2018	2,192,736	4,564,034	8,003,319	98,807	1,122,216	8,276,229	57,101	10,399	(35,067)	4,022	36,455

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) (Continued)

	2017
	Series A preferred shares	Series B preferred shares	Series C preferred shares	Series C-1 preferred non-voting	Number of ordinary shares	Share capital	Additional paid-in capital	Accumulated deficit	Non-controlling interest	Total shareholders’ equity
	#	#	#	#	#	$	$	$	$	$
Balance, January 1, 2017	2,192,736	2,282,017	—	—	11,026,236	13,660	9,106	(25,834)	1,138	(1,930)
Changes during the year ended December 31, 2017
Exchange of shares	—	2,282,017	593,190	—	(2,875,207)	—	—	—	—	—
Equity issuance	—	—	7,410,129	98,807	—	36,318	—	—	—	36,318
Comprehensive income—Venus Concept Ltd.	—	—	—	—	—	—	—	5,726	—	5,726
Comprehensive income—NCI	—	—	—	—	—	—	—	—	1,678	1,678
Warrants issued on equity	—	—	—	—	—	—	27	—	—	27
Stock-based compensation	—	—	—	—	—	—	942	—	—	942

Balance, December 31, 2017	2,192,736	4,564,034	8,003,319	98,807	8,151,029	49,978	10,075	(20,108)	2,816	42,761

	2016 (Unaudited)
	Series A preferred shares	Series B preferred shares	Number of ordinary shares	Share capital	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Non-controlling interest	Total shareholders’ (deficit)
	#	#	#	$	$	$	$	$	$
Balance, January 1, 2016	2,192,736	—	13,270,003	13,631	5,772	(13,234)	144	1,026	7,339
Changes during the year ended December 31, 2016
Exchange of shares	—	2,282,017	(2,282,017)	—	—	—	—	—	—
Comprehensive loss—Venus Concept Ltd.	—	—	—	—	—	(12,600)	(144)	—	(12,744)
Comprehensive income—NCI	—	—	—	—	—	—	—	112	112
Options exercised	—	—	38,250	29	—	—	—	—	29
Warrants issued on debenture	—	—	—	—	899	—	—	—	899
Stock-based compensation	—	—	—	—	2,435	—	—	—	2,435

Balance, December 31, 2016	2,192,736	2,282,017	11,026,236	13,660	9,106	(25,834)	—	1,138	(1,930)

The accompanying notes are an integral part of the consolidated financial statements.

Venus Concept Ltd.

Consolidated Statements of Cash Flows

Years ended December 31, 2018, 2017 and 2016 (Unaudited) (In thousands of U.S. dollars, except share data)

	2018	2017	2016 (Unaudited)
	$	$	$
Operating activities
Net (loss) income	(14,209)	7,404	(12,488)
Changes to reconcile net (loss) income to cash used in operating activities
Depreciation and amortization	1,340	668	520
Stock-based compensation	1,257	942	2,435
Provision for bad debts	10,928	2,465	303
Accretion on long-term debt	144	144	32
Financing fees	355	74	22
Capitalized interest on debt	939	1,450	311
Deferred tax expense	436	1,201	(263)
Changes in operating assets and liabilities
Unearned interest income	891	3,416	561
Severance payments	(10)	(41)	(156)
Warranty accrual	304	(51)	627
Prepaid expenses and other assets	484	325	(2,691)
Deferred expenses	1,600	2,344	(2,081)
Accounts receivable, short and long-term	(38,162)	(39,753)	(10,133)
Inventories	(6,205)	310	(4,364)
Deferred revenues	(575)	89	(1,247)
Trade payables	4,206	(1,820)	2,676
Accrued expenses and other current liabilities	1,599	2,039	3,123
Other long term liabilities	1,029	(86)	86

Cash used in operating activities	(33,649)	(18,880)	(22,727)

Investing activities
Purchase of property and equipment	(1,155)	(1,527)	(999)
Acquisition of business	(7,502)	—	—

Cash used in investing activities	(8,657)	(1,527)	(999)

Financing activities
Acquisition of non-controlling interest	(477)	—	—
Financing fees paid	(806)	(284)	(590)
Equity issuance, net of fees	6,915	36,318	—
Issuance of long-term debt	15,000	—	35,000
Repayment of long-term debt	—	—	(20,000)
Drawdown on line of credit	5,655	—	—
Proceeds from exercise of options	208	—	30

Cash provided by financing activities	26,495	36,034	14,440

Effect of exchange rate differences on cash and cash equivalents	2,375	(1,557)	1,007

(Decrease) increase in cash and cash equivalents	(13,436)	14,070	(8,279)
Cash and cash equivalents, beginning of year	20,194	6,124	14,403

Cash and cash equivalents, end of year	6,758	20,194	6,124

Non-cash investing activity
Earn-out liability	1,177	—	—

Non-cash financing activity
Warrants issued	—	28	899

Supplemental information
Cash paid during the year for income taxes	524	309	31

Cash paid during the year for interest	4,071	3,286	4,204

The accompanying notes are an integral part of the consolidated financial statements.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

1.	Description of business

Venus Concept Ltd. (the “Company”) was incorporated in 2009 under the laws of the State of Israel and is a global medical technology company. The Company and its subsidiaries develop, manufacture and commercialize safe, efficacious and easy-to-use aesthetic technologies. The Company designs and sells a full-suite of aesthetic and medical products, and markets its current products primarily to physicians interested in providing minimally invasive and non-invasive procedures and to aesthetic medical spas.

2.	Significant accounting policies

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and, as such, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has had recurring net operating losses and negative cash flows from operations. As of December 31, 2018 and 2017, the Company has an accumulated deficit of $35,067 and $20,108, respectively. The Company’s recurring losses from operations and negative cash flows raise substantial doubt about the Company’s ability to continue as a going concern.

In June 2019, the Company issued unsecured senior subordinated convertible promissory notes to four investors for gross proceeds of $7,800. Debt issuance costs associated with the initial closing approximated $280. The unsecured senior subordinated convertible promissory notes are automatically convertible into shares of Restoration Robotics common stock at the closing of the Merger at a conversion price of $0.4664 per share. In the event that the Merger is not consummated, the notes are convertible into Series D preferred shares at a conversion price of $6.23766 per share. The associated Note Purchase Agreement allows for the issuance of unsecured senior subordinated convertible promissory notes for total gross proceeds of $15,000, leaving the Company with an additional $7,200 of notes available for issuance in subsequent closings. The unsecured senior subordinated convertible promissory notes accrue interest at a rate of 8.00% per annum and mature on the thirtieth day following the termination of the Merger Agreement. The unsecured senior subordinated convertible promissory notes are subordinated to Madryn Health Partners, LP., as administrative agent, and certain of its affiliates as lenders, (collectively, “Madryn”), and City National Bank of Florida indebtedness pursuant to subordination agreements with each investor and Madryn and City National Bank of Florida, and as further described in Notes 10, 19 and 25.

Starting on June 25, 2019, the Company was not in compliance with the minimum liquidity covenant under its loan agreement with Madryn. Additionally, the Company failed to timely pay an interest payment due June 28, 2019 as required by its loan agreement with Madryn; however, this interest payment was subsequently made by the Company on July 10, 2019. On July 26, 2019, the Company and Madryn executed a waiver and amendment to the Madryn loan agreement pursuant to which, Madryn lowered the liquidity covenant from $2,000 to $200 through the earlier of August 30, 2019 and the time the Company raises $21,000 in additional equity. Madryn waived the existing events of default. In addition, the amendment to the Madryn loan agreement includes, among other changes, a requirement that the Company complete an equity financing with proceeds of $21,000 no later than August 30, 2019. Failure to comply with the revised covenants under the Madryn loan agreement would result in a default, which would also cause a default in the City National Bank of Florida credit facility.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

2.	Significant accounting policies (continued)

As of June 30, 2019, the Company was not in compliance with the minimum debt service coverage ratio on its credit facility with City National Bank of Florida. In July 2019, the Company received a one-time waiver removing the requirement to meet the minimum debt service coverage ratio for the period ended June 30, 2019 and agreeing that future periods will not be measured until August 30, 2019. City National Bank of Florida has provided a waiver for cross defaults arising under the Madryn loan agreement through August 30, 2019.

In July 2019, the Company loaned Restoration Robotics, Inc. $2,500 of the proceeds from the issuance of the Company’s unsecured senior subordinated convertible promissory notes. The Company’s loan to Restoration Robotics, Inc. is subordinated to the Solar Loan Agreement pursuant to a subordination agreement between Solar and the Company dated June 25, 2019. The loan to Restoration Robotics, Inc. accrues interest at a rate of 8.00% per annum and matures on November 30, 2019.

Management plans to fund its operations and capital expenditures through the private placement of equity securities and through accessing the Company’s existing credit facilities. In order to continue its operations, the Company must achieve profitable operations and/or obtain additional equity investment or debt financing. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur substantial operating losses and net cash outflows.

There can be no assurance that the Company will be successful in raising additional capital or that such capital, if available, will be on terms that are acceptable to the Company. If the Company is unable to raise sufficient additional capital, it may be compelled to reduce the scope of its operations and planned capital expenditures or sell certain assets, including intellectual property assets.

(a)	Principles of consolidation

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the financial accounts of the Company and all of its subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation. The Company does not own 100% of its subsidiaries but accounts for the partial ownership interest through non-controlling interest. The financial results of NeoGraft Solutions Inc. (“NeoGraft”) have been included in the consolidated financial statements from the date of acquisition on February 15, 2018.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to the implicit interest rate used to record lease revenue, allowance for doubtful accounts, accrued warranty costs, inventory valuation, valuation and measurement of deferred tax assets and liabilities, accrued severance pay, useful lives of

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

2.	Significant accounting policies (continued)

(b)	Use of estimates (continued)

property and equipment, earn-out liability, fair value of stock-based compensation, useful lives of intangibles, impairment of long lived assets and goodwill, and valuation of acquired intangibles and goodwill.

(c)	Recently adopted accounting standards

On January 1, 2018, the Company adopted ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. Previously, U.S. GAAP prohibited the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. This prohibition on recognition was an exception to the principle of comprehensive recognition of current and deferred income taxes under U.S. GAAP. The amendment to the guidance eliminated the exception for an intra-entity transfer of an asset other than inventory and required an entity to recognize the income tax consequences when the transfer occurs. Prior periods were not retrospectively adjusted. The adoption of the ASU did not have an impact on the consolidated financial statements.

In May 2017, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2017-09 (Topic 718) Compensation—Stock Compensation: Scope of Modification Accounting, which provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. The new standard is effective on a prospective basis for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company adopted this ASU on a prospective basis on January 1, 2018. The adoption of the ASU did not have a material impact on the consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, or ASU 2016-09. ASU 2016-09 simplifies the accounting and reporting of share-based payment transactions, including adjustments to how excess tax benefits and payments for tax withholdings should be classified and provides the election to eliminate the estimate for forfeitures. This standard is effective for annual reporting periods beginning after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted for any entity in any interim or annual period for which financial statements have not been issued or made available for issuance. The Company adopted this ASU on a prospective basis on January 1, 2017. The adoption of the ASU did not have a material impact on the consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18 (Topic 230) Statement of Cash Flow: Restricted Cash, which provides guidance on the classification of restricted cash to be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. The amendments of this ASU are effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The standard must be applied retrospectively to all periods presented. The Company adopted this standard on January 1, 2018 and the adoption did not have an impact on its consolidated financial statements.

In January 2017, the Company adopted ASU 2015-11 Simplifying the Measurement of Inventory. The guidance requires that inventory that is measured on a first-in-first-out (“FIFO”) or average cost basis

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

2.	Significant accounting policies (continued)

(c)	Recently adopted accounting standards (continued)

be measured at lower of cost and net realizable value, as opposed to the lower of cost or market. The Company applied this guidance prospectively on January 1, 2017 and the adoption did not cause a material impact of the Company’s consolidated financial statements.

(d)	Presentation currency and foreign currency translation

The consolidated financial statements are presented in U.S. dollars.

A majority of the Company’s revenue is generated in U.S dollars and its financing is in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency in the economic environment in which the Company operates. Thus, the functional currency of the parent company and subsidiaries is the U.S. dollar.

All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-functional currencies are recorded in the consolidated statements of operations and comprehensive (loss) income as they arise.

(e)	Risks and uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, continued acceptance of the Company’s products, competition from substitute products and larger companies, protection of proprietary technology, strategic relationships and dependence on key individuals. If the Company fails to adhere to ongoing Food and Drug Administration (“FDA”) Quality System Regulation, or regulations in countries other than the United States, FDA or other regulators may withdraw its market clearances or take other action. The Company relies on suppliers to manufacture some of the components used in its products. The Company’s suppliers may encounter supply interruptions or problems during manufacturing due to a variety of reasons, including failure to comply with applicable regulations, including FDA’s Quality System Regulation, equipment malfunction and environmental regulations, any of which could delay or impede the Company’s ability to meet demand.

The Company has borrowings whose interest rates are subject to fluctuations as charged by the lender. The Company does not use derivative financial instruments to mitigate the exposure to interest rate risk.

The Company’s objective is to have sufficient liquidity to meet its liabilities when due. The Company monitors its cash balances and cash used in operating activities to meet its requirements. As at December 31, 2018 and 2017, the most significant financial liabilities are the line of credit, trade payables, earn-out liability and long-term debt.

(f)	Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash or which have original maturities of three months or less.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

2.	Significant accounting policies (continued)

(g)	Fair value of financial instruments

Financial assets and financial liabilities are initially recognized at fair value when the Company becomes a party to the contractual provision of the financial instrument. Subsequently, all financial instruments are measured at amortized cost using the effective interest method.

The financial instruments of the Company consist mainly of cash and cash equivalents, trade receivables, long-term receivables, advances to suppliers, line of credit, trade payables, earn-out liability and long-term debt. In view of their nature, the fair value of the financial instruments approximate their carrying amounts.

The Company measures the fair value of its financial assets and liabilities using the fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value.

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 – Unobservable inputs that are supported by little or no market activity and that are insignificant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgement or estimation.

(h)	Allowance for doubtful accounts

The allowance for doubtful accounts is based on the Company’s assessment of the collectability of customer accounts and the aging of the related invoices, and represents the Company’s best estimate of probable credit losses in its existing trade accounts receivable. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay.

(i)	Inventories

Inventories are stated at the lower of cost or net realizable value and include raw materials, work in process and finished goods. Cost is determined as follows:

Raw Materials and Work in Progress (“WIP”) – Cost is determined on a standard cost basis utilizing the weighted average cost of historical purchases, which approximates actual cost.

The cost of WIP and finished goods includes the cost of raw materials and the applicable share of the cost of labour and fixed and variable production overheads.

The Company regularly evaluates the value of inventory based on a combination of factors including the following: historical usage rates, product end of life dates, technological obsolescence and product introductions.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

2.	Significant accounting policies (continued)

(i)	Inventories (continued)

The Company includes demonstration units within inventories. Proceeds from the sale of demonstration units are recorded as revenue.

(j)	Long-term receivables

Long-term receivables relate to the Company’s subscription revenue or contracts which stipulate payment terms which exceed one year. They are comprised of the unpaid principal balance, plus accrued interest, net of the allowance for credit losses. These receivables have been discounted based on the implicit interest rate in the subscription lease which range between 8% to 9% in 2018 and 10% to 14% in 2017. Unearned interest revenue represents the interest only portion of the respective subscription payments and will be recognized in income over the respective payment term as it is earned.

Deferred revenues represent payments received prior to the income being earned. Once delivery of the equipment and/or the services have been rendered, then these amounts will be recognized in income.

(k)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method, over the estimated useful lives of the assets, as follows:

Lab equipment tooling and molds	4 – 10 years
Computers and software	3 years
Vehicles	6 – 7 years
Office furniture and equipment	6 – 15 years

Leasehold improvements are amortized over the shorter of the life of the relevant lease or the service life of the improvements.

(l)	Intangible assets

Intangible assets consist of customer relationships, brand and supplier agreement. Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Customer relationships	15 years
Brand	10 years
Supplier agreement	10 years

The useful lives of intangible assets are based on the Company’s assessment of various factors impacting estimated cash flows, such as the product’s position in its lifecycle, the existence or absence of like products in the market, various other competitive and regulatory issues, and contractual terms.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

2.	Significant accounting policies (continued)

(m)	Impairment of long-lived assets

The Company accounts for the impairment of long-lived assets in accordance with FASB, Accounting Standards Codification (“ASC”) 360-10, “Accounting for the Impairment of Long-Lived Assets”. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the assets’ carrying amounts may not be recoverable. For assets that are to be held and used, impairment is assessed when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying values. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value and estimated net realizable value. During the years ended December 31, 2018 and 2017, there was no impairment of long-lived assets.

(n)	Goodwill

Goodwill represents the excess of the purchase price of the business acquired over the fair value of the net identifiable assets of an acquired business.

Goodwill is not amortized, but is tested for impairment annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. In testing goodwill for impairment, the Company elected to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment indicates that goodwill impairment is more likely than not, a two-step impairment test is performed. Under the two-step impairment test, the carrying value of the reporting unit is compared to the fair value of the reporting unit. If the fair value is determined to be less than the carrying value, a second step is performed to compute the amount of impairment as the difference between the implied fair value of goodwill and the carrying value. Fair value of reporting units are estimated using discounted cash flows. Forecasts of future cash flows are based on the Company’s best estimate of future net sales and operating expenses.

Required annual testing of goodwill for impairment was completed for the reporting unit as of December 31, 2018, and determined that goodwill is not impaired as the fair value of the reporting unit substantially exceeded its book value.

(o)	Warranty accrual

The Company provides a warranty for many of its products against defects for up to one year, with certain products carrying a warranty for a more extended period of up to four years. The warranty period begins upon shipment.

The Company records a liability for accrued warranty costs at the time of sale of a system, which consists of the warranty on products sold based on historical warranty costs and management’s estimates. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts thereof as necessary.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

2.	Significant accounting policies (continued)

(p)	Stock- based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation – Stock Compensation”. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company’s consolidated statement of operations and comprehensive (loss) income.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards. A policy choice has been made to account for forfeitures when they occur.

Stock options granted to non-employees are based on the fair value on the grant date and re-measured at the end of each reporting period based on the fair value until the earlier of the options being fully vested and the performance obligations are complete. These are subject to a service vesting condition and are recognized on a straight-line method over the requisite service period. Forfeitures are estimated at the time of grant and revised, if necessary in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on historical pre-vesting forfeitures.

The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model that uses the weighted average assumptions noted in the table below.

The expected term of options represents the period of time that options granted are expected to be outstanding, and is determined based on the simplified method. The Company has used this method for all stock option grants and considers this to be the best estimate since it has limited exercise experience to better estimate the expected term.

	2018	2017	2016
			Unaudited
Risk-free interest rate	2.1% – 2.8%	1.5% – 2.02%	0.9% – 1.07%
Expected term of options	3 – 4 years	3 – 4 years	3 – 4 years
Expected volatility	50%	50%	50%
Expected dividend yield	None	None	None

The expected volatility is based on the historical volatility of comparable companies. The risk-free interest rate assumption is derived from the interest curve for U.S. government bonds for periods corresponding to the expected term of the option on the grant date.

The Company utilizes significant estimates and assumptions in determining the fair value of its common stock. The Company has utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, the prices at which the Company sold shares of preferred stock, the superior rights and preferences of securities senior to the Company’s common and the timing of, and the likelihood of, achieving a liquidity event, such as an IPO or sale of the company. Changes to the key assumptions used in the valuations could result in significant differences in the fair value of the ordinary shares at each valuation date.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

2.	Significant accounting policies (continued)

(q)	Revenue recognition

(i)	Leases

Many of the Company’s products are sold under subscription contracts with title passing to the customer at the earlier of the end of the term and when the payment is received in full. The subscription contracts include an initial deposit followed by monthly installments typically over a period of 36 months. In accordance with ASC 840 Leases, these arrangements are considered to be sales-type leases, where the present value of all cash flows to be received within the arrangement is recognized upon shipment to the customer and achievement of the required revenue recognition criteria. Various accounting and reporting systems are used to monitor subscription receivables which include providing access codes to operate the machines to paying customers and restricting access codes on machines to non paying customers.

When management determines that collection of future minimum contractual payments cannot be reasonably assured at the inception of a subscription contract, these contracts are classified as operating leases, where revenue is recognized on a straight-line basis over the term of the lease.

(ii)	Products and services

The Company recognizes revenues on other products and services in accordance with ASC 605-10-S99 (SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”), which requires that the following four criteria be met in order to recognize revenue:

•	Persuasive evidence of an agreement exists;

•	Delivery has occurred or services have been rendered;

•	The selling price is fixed or determinable; and

•	Collectability is reasonably assured.

The Company recognizes revenues from products sold to end-customers when title and risk of ownership has been transferred which usually occurs upon shipment to the end-customer. The Company does not grant rights of return to its end-customers.

The Company’s products sold through arrangements with distributors are non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Company considers distributors as end-customers (the “sell-in method”).

In cases where revenue recognition criteria for distributors sales were not satisfied at the time of shipment, mainly collectability had not been established, revenues are recognized once the product is delivered to the end customer (the “sell-through method”). Since the Company does not have reliable information about when the distributors sell the product through to end customers, the Company uses cash collection from such distributors as a basis for revenue recognition under the sell-through method.

In respect of sales of systems with installation and training, in accordance with ASC 605, the Company has concluded that its arrangements are generally consistent with the indicators suggesting that installation and training are not essential to the functionality of the Company’s

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

2.	Significant accounting policies (continued)

(q)	Revenue recognition (continued)

(ii)	Products and services (continued)

systems. Accordingly, installation and training are considered inconsequential and perfunctory relative to the system, and therefore the Company recognizes revenue for the system, installation and training upon shipment to the customer once all other revenue recognition criteria have been met, and provides an accrual for installation and training costs, as appropriate.

Taxes imposed by government authorities on the Company’s revenue-producing activities with customers and distributors, such as sales taxes and value added taxes, are excluded from revenue.

(r)	Cost of goods

For subscription sales (qualifying as sales-type lease arrangements) and product sales, the costs are recognized upon shipment to the customer or distributor.

Costs related to lease agreements classified as operating leases are amortized over the minimum lease term of the arrangement.

(s)	Advertising costs

The cost of advertising and media is expensed as incurred. For the years ended December 31, 2018, 2017 and 2016, advertising costs totaled $1,225, $1,133 and $1,022 (unaudited) respectively.

(t)	Research and development costs

Research and development costs are expensed as incurred.

(u)	Net (loss) income per share

The Company computes net (loss) income per share in accordance with ASC Topic 260, “Earnings Per Share” (“ASC 260”) and related guidance, which requires two calculations of net (loss) income attributable to the Company’s shareholders per share to be disclosed: basic and diluted. Convertible preferred shares are participating securities and are included in the calculation of basic and diluted earnings per share using the two-class method. In periods where the Company reports net losses, such losses are not allocated to the convertible preferred shares for the computation of basic or diluted EPS.

Diluted net (loss) income per share is the same as basic earnings per share for the periods in which the Company had a net loss because the inclusion of outstanding common stock equivalents would be anti-dilutive.

(v)	Income taxes

The Company follows the deferred income taxes method of accounting for income taxes. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying values of accounts and their respective income tax

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

2.	Significant accounting policies (continued)

(v)	Income taxes (continued)

basis. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years during which the temporary differences are expected to be realized or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized. The Company evaluates tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a ”more likely-than-not” threshold of being sustained by the applicable tax authority. Tax benefits related to tax positions not deemed to meet the “more likely-than-not” threshold are not permitted to be recognized in the consolidated financial statements.

(w)	Business combinations

The consideration for each acquisition is measured at the aggregate of the fair values of assets acquired, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquired company. Acquisition-related costs are recognized in operations as incurred in selling and marketing expense. Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition as soon as all necessary information is obtained where it qualifies as measurement period adjustments within one year from closing.

(x)	Future accounting pronouncements

(i)

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The FASB subsequently issued the following amendments to ASU No. 2014-09: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations; ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers.

The main provisions of Topic 606 require the identification of performance obligations within a contract and require the recognition of revenue based on a stand-alone allocation of contract revenue to each performance obligation. Performance obligations may be satisfied and revenue recognized over a period of time if: 1) the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs, or 2) the entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced, or 3) the entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date. For public entities the amendments of the update are effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

2.	Significant accounting policies (continued)

(x)	Future accounting pronouncements (continued)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and subsequently amended by ASU 2018-11, Leases (Topic 842): Targeted Improvements, ASU 2018-20, Narrow-Scope Improvements for Lessors and ASU 2019-01, Leases (Topic 842): Codification Improvements. The guidance is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and requiring more disclosures related to leasing transactions. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted.

As codified in ASU 2017-13, in an SEC staff announcement at the July 20, 2017 Emerging Issues Task Force (“EITF”) meeting, specifically related to public business entities (“PBEs”) that qualify as a PBE solely due to the requirement to include or the inclusion of its financial statements or financial information in another entity’s SEC filing (certain PBEs), the SEC stated that it will allow certain PBEs to elect to apply the non-PBE effective dates for the revenue recognition and lease accounting standards only. The Company has made these elections and plans to adopt the revenue recognition guidance for the annual period ending December 31, 2019 using the modified retrospective adoption method and the lease guidance for the annual period ending December 31, 2020.

The Company has commenced the issue identification phase for Topic 606 and does not expect the new revenue recognition guidance to have a material impact on the Company’s consolidated financial statements. The Company is in the process of determining the impact of Topic 842 on its consolidated financial statements.

(ii)

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40), relating to a customer’s accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by a vendor (i.e., a service contract). Under the new guidance, a customer will apply the same criteria for capitalizing implementation costs as it would for an arrangement that has a software license. The new guidance also prescribes the balance sheet, income statement, and cash flow classification of the capitalized implementation costs and related amortization expense, and requires additional quantitative and qualitative disclosures. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application is permitted. The Company can choose to adopt the new guidance (1) prospectively to eligible costs incurred on or after the date this guidance is first applied or (2) retrospectively. The Company is evaluating the impact, if any, that this pronouncement will have on the consolidated financial statements.

(iii)

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which removes, adds and modifies certain disclosure requirements for fair value measurements in Topic 820. The Company will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and the valuation processes of Level 3 fair value measurements. However, the Company will be required to additionally disclose the changes in unrealized gains and losses included in other comprehensive income for recurring

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

2.	Significant accounting policies (continued)

(x)	Future accounting pronouncements (continued)

Level 3 fair value measurements, and the range and weighted average of assumptions used to develop significant unobservable inputs for Level 3 fair value measurements. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments relating to additional disclosure requirements will be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. All other amendments will be applied retrospectively to all periods presented upon their effective date. The Company is evaluating the impact, if any, that this pronouncement will have on the consolidated financial statements.

(iv)

In June 2018, the FASB issued ASU 2018-07, which simplifies guidance on non-employee share-based payments. This expands the scope of ASC 718 to include all share-based payment arrangements related to the acquisition of goods and services from both non-employees and employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, applies to non-employee share-based payment arrangements. The ASU amendment is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2018 and will be applied prospectively. The Company is evaluating the impact, if any, that this pronouncement will have on the consolidated financial statements.

(v)

In June 2016, the FASB issued ASU 2016-13 Credit Losses. For assets held at amortized cost basis, ASC 326-20 eliminates the probable initial recognition threshold and instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for doubtful accounts is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. The ASU is effective for fiscal years and interim periods beginning after December 15, 2019. The Company is evaluating the impact, if any, that this pronouncement will have on the consolidated financial statements.

(vi)

In November 2018, the FASB issued ASU 2018-19, which amends the scope and transition requirements on ASU 2016-13 Credit Losses. The ASU clarifies that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. The ASU amendment is effective for fiscal years and interim periods within those fiscal year beginning after, December 15, 2020 and will be applied prospectively. The Company is evaluating the impact, if any, that this pronouncement will have on the consolidated financial statements.

3.	Business combinations

On February 15, 2018, the Company acquired the assets and liabilities of NeoGraft. The primary reason for this acquisition was to expand the product offering to hair restoration solutions. Acquisition-related costs were expensed as incurred and amounted to $67 for the year ended December 31, 2018 ($101 in 2017). Pro forma results of operations have not been presented because the effect of this acquisition was not material to the results of operations. In 2018, the total revenues related to NeoGraft amounted to $7,763 and gross profit of $6,046.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

3.	Business combinations (continued)

The total consideration is $8,679 of which $500 was held back and $250 will be payable out of escrow one year from the closing date and remaining $250 will be payable upon two years from the closing date. In addition, included in purchase consideration is $1,177 of contingent earn-out payments.

The following table sets out the allocation of the purchase price:

Cash on closing	$7,502
Contingent earn-out payments	1,177

Total proceeds	$8,679

Net assets acquired
Inventory	1,315
Accounts receivable	44
Fixed assets	7
Accounts payable	(990)
Customer relationships	1,400
Brand	1,300
Supplier agreement	3,000

Fair value of net assets acquired	$6,076

Goodwill	$2,603

Goodwill is primarily related to sales growth from future product and service offerings and new customers. The goodwill of NeoGraft is deductible for tax purposes under the cumulative eligible capital expenditures deduction in Canada.

The weighted average life remaining on the acquired intangibles are as follows:

Customer relationships	14 years
Brand	9 years
Supplier agreement	9 years

4.	Cash and cash equivalents

	2018	2017
	$	$
Cash	6,658	19,896
Restricted deposit	19	218
Guaranteed investment certificates (“GIC”)	81	80

	6,758	20,194

The restricted deposit is a balance held in Hapoalim bank in Israel for collateral against rent and credit cards. The GICs bear interest at 0.5%, mature on dates ranging from October 5, 2019 to July 10, 2019, and are cashable upon notice by the Company.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

5.	Other current assets

	2018	2017
	$	$
Government remittances	987	1,530
Sundry assets and miscellaneous	436	843

	1,423	2,373

Government remittances are receivable from Canada Revenue Agency and the Israel Tax Authority, which are in regards to the refund of sales taxes in the local jurisdictions.

6.	Inventories

	2018	2017
	$	$
Raw material	92	823
Work in progress	1,323	578
Finished goods	18,846	11,936

	20,261	13,337

Additions to inventory are primarily comprised of newly produced units & applicators, refurbishment cost from demos and used equipment which were reacquired during the year from upgraded sales. The Company expensed $19,929, ($18,475 in 2017; $11,338 in 2016 (unaudited)) in cost of goods sold during the year. The balance of cost of goods sold represents the sale of applicators, parts and warranty.

The Company provides for excess and obsolete inventories when conditions indicate that the inventory cost is not recoverable due to physical deterioration, usage, obsolescence, reductions in estimated future demand and reductions in selling prices. Inventory provisions are measured as the difference between the cost of inventory and net realizable value to establish a lower cost basis for the inventories. During 2018, a provision of $470 (nil in 2017; nil in 2016 (unaudited)) for obsolescence was taken.

7.	Receivables, net of allowance for doubtful accounts

A summary of the Company’s financing receivables is presented as follows:

	2018	2017
	$	$
Gross financing receivables	78,962	51,378
Unearned income	(5,601)	(4,954)
Allowance for doubtful accounts	(4,408)	(2,417)

	68,953	44,007

Reported as:
Current trade receivables	35,314	22,566
Current unearned interest income	(3,849)	(3,059)
Long-term trade receivables	39,240	26,395
Long-term unearned interest income	(1,752)	(1,895)

	68,953	44,007

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

7.	Receivables, net of allowance for doubtful accounts (continued)

Current subscriptions are reported as part of trade receivables. The following are the contractual commitments, net of allowance for doubtful accounts, to be received by the Company over the next 5 years:

	Total	2019	2020	2021	2022	2023
	$	$	$	$	$	$
Current financing receivables	35,314	35,314	—	—	—	—
Long-term financing receivables	39,240	—	27,519	11,455	264	2

	74,554	35,314	27,519	11,455	264	2

Many of the Company’s products are sold under subscription contracts with title passing to the customer at the earlier of the end of the lease term and when payment is received in full, which is generally 36 months. These arrangements are considered to be sales-type leases, where the present value of all cash flows to be received within the arrangement is recognized upon shipment to the customer as product revenue. Various accounting and reporting systems are used to monitor trade receivables and subscription receivables which include providing access codes to operate the machines to paying customers and restricting access codes on machines to non-paying customers. Above are the contractual commitments to be received by the Company over the next 5 years.

	2018	2017	2016
			Unaudited
	$	$	$
Allowance for doubtful accounts
Beginning balance	2,417	253	191
Writeoffs	(8,937)	(299)	(122)
Provision	10,928	2,463	184

Ending balance	4,408	2,417	253

The Company maintains an allowance for doubtful accounts for estimated losses that may primarily arise from subscription customers that are unable to make the remaining required payments under contract. The Company’s bad debt expenses as a percentage of sales has generally been consistent year over year, however, bad debt expense in 2018 increased substantially as the Company recorded a provision for bad debts of $8,300 against the receivable of a large U.S. national account customer that filed for Chapter 11 bankruptcy in February of 2019. Total provision for bad debts amounted to $10,928 in 2018 ($2,465 in 2017 and $303 in 2016 (unaudited)).

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

8.	Property and equipment

	2018	2017	2016
			Unaudited
	$	$	$
Cost
Lab equipment tooling and molds	3,379	2,561
Office furniture and equipment	974	1,284
Leasehold improvements	948	918
Computers and software	783	574
Vehicles	70	111

	6,154	5,448

Accumulated depreciation
Lab equipment tooling and molds	1,437	766
Office furniture and equipment	319	531
Leasehold improvements	483	517
Computers and software	496	410
Vehicles	38	46

	2,773	2,270

Property and equipment	3,381	3,178

Depreciation expense of property and equipment has been classified as follows
Cost of goods sold	142	120	120
Research and development	353	129	95
General and administration	397	419	305

	892	668	520

9.	Intangible assets

2018
$
Cost
Customer relationships	1,400
Brand	1,300
Supplier agreement	3,000

5,700

Accumulated amortization
Customer relationships	56
Brand	125
Supplier agreement	267

448

Intangible assets	5,252

Amortization
General and administration	448

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

9.	Intangible assets (continued)

Estimated amortization expense for the next five fiscal years and all years thereafter are as follows:

$
2019	537
2020	537
2021	537
2022	537
2023	537
Thereafter	2,567

5,252

10.	Credit facility

The Company has an agreement with City National Bank of Florida (the “Lender”) whereby the Lender agreed to provide a revolving credit facility to certain of the Company’s subsidiaries in the maximum principal amount of $7,500 ($5,000 in 2017), to be used to finance working capital requirements. As of December 31, 2018, the Company had $5,655 outstanding (nil in 2017; nil in 2016 (unaudited)) under the facility which bears interest at LIBOR rate plus 3.25%, which amounted to a weighted average of 5.7% (5.1% in 2017).

The credit facility is secured by accounts receivable and inventory and requires us to maintain either minimum account balances or a maximum total liability to tangible net worth ratio and a minimum debt service coverage ratio. As of December 31, 2018, the Company was in compliance with the maximum total liability to tangible net worth ratio and were initially not in compliance with the minimum debt service coverage ratio. However subsequent to year-end, the Company received a waiver with respect to the minimum debt service coverage ratio to exclude write-offs from a large U.S. national account described in Note 7. As a result, the Company was in compliance with the minimum debt service coverage ratio based on the revised calculation excluding the write-off. As at December 31, 2017, the Company was in compliance with the financial covenants. An event of default under this agreement would cause a default under the Madryn agreement (see Note 19).

11.	Other liabilities and accrued expenses

	2018	2017
	$	$
Employees and related liabilities	728	900
Accrued expenses	4,303	5,219
Commission accrual	3,866	2,450
Sales and consumption taxes	1,983	1,274

	10,880	9,843

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

12.	Warranty accrual

The following table provides the details of the change in the Company’s warranty accrual:

	2018	2017	2016
			Unaudited
	$	$	$
Balance, beginning of year	1,039	1,083	452
Warranties issued during the year	998	906	860
Warranty costs incurred during the year	(701)	(950)	(229)

	1,336	1,039	1,083

Current	495	366	441
Long term	841	673	642

	1,336	1,039	1,083

13.	Accrued severance pay and severance pay funds

The Company’s liability for severance pay in Israel is calculated pursuant to Israeli severance pay law based on the most recent salary of each employee multiplied by the number of years of employment as of the consolidated balance sheet date.

The Company’s liability to all employees is funded by monthly deposits to severance pay funds and insurance policies. An accrual is set up for any unfunded amount.

The deposited funds include an accumulated gain up to the consolidated balance sheet date. The total amount of unrealized gains on the deposited funds amounted to $811 ($795 in 2017; $581 in 2016 (unaudited)) and realized gains (losses) of $12 ($42 in 2017; $(5) in 2016 (unaudited)). The deposited funds may be withdrawn by the employee pursuant to Israeli severance pay law the orders, permits, and regulations promulgated thereunder. The value of the deposited funds is based on the cash surrender value of the policies.

14.	Commitments

The premises of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates. Rent expense for the years ended December 31, 2018, 2017 and 2016 was approximately $1,344, $1,447 and $1,393 (unaudited), respectively.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

14.	Commitments (continued)

Future minimum annual office lease commitments and purchase commitments with manufacturers as of December 31, 2018 are as follows:

	Office Lease	Purchase Commitments	Total
	$	$	$
2019	815	4,664	5,479
2020	566	—	566
2021	409	—	409
2022	318	—	318
2023	238	—	238

	2,346	4,664	7,010

The Company has also committed to quarterly earn-out payments as part of its purchase obligation of the assets described in Note 3 of these consolidated financial statements. The amount due is 5% of NeoGraft equipment sales and services that occur within the quarter. The balance of the earn-out was $950 as at December 31, 2018 which is presented as part of other long-term liabilities.

15.	Shareholders’ equity

Share	capital

(1)	Ordinary shares

Ordinary shares confer upon their holders voting rights and the right to participate in shareholders’ meetings on the basis of one vote per share, the right to receive profits and the right to a share in surplus assets upon liquidation of the Company.

(2)	Series A preferred shares

In May 2014, the Company issued 2,192,736 Series A preferred shares at a price of approximately $3.648 per share for gross proceeds of $8,000 to the Company.

The preferred shares confer upon their holders voting rights similar to the ordinary shares and the right to participate in dividends in priority to holders of ordinary shares. The holders have a veto right when certain issues are brought to vote.

The Series A preferred shares are not redeemable, but are convertible into ordinary shares at anytime at the option of the shareholder and contain a liquidation preference feature as follows:

In the event of any liquidation, dissolution or winding-up of the Company, holders of the Series A preferred shares shall be entitled to receive, prior to and in preference to the holders of the ordinary shares, the greater of, (i) a per share amount (the “Series A Preference Amount”) equal to one times the Series A Purchase Price or (ii) participation in the distribution of proceeds of any liquidation, dissolution or winding-up of the Company on an as-converted basis along with the holders of the ordinary shares. Following the payment of the liquidation preference, the Series A preferred shares are entitled to participate in the remaining proceeds on a pro rata basis with the ordinary shares.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

15.	Shareholders’ equity (continued)

Share	capital (continued)

For the purposes of this provision, a liquidation includes a merger or consolidation or change in control of the Company, but does not include a qualified IPO as described below. In the event of an underwritten public offering of ordinary shares of the Company, in excess of $50,000 and at a public offering price of not less than $8.00 per share (a “Qualified IPO”) each preferred share will automatically convert into one ordinary share.

(3)	Series B preferred shares

In November 2016, the shareholders approved changes to authorized share capital of the Company as follows: the creation of 4,714,034 Series B preferred shares and a corresponding decrease in the number of authorized ordinary shares. 2,282,017 shares (unaudited) were issued in 2016 and another 2,282,017 shares were issued in 2017.

The Series B preferred shares confer upon their holders voting rights similar to the ordinary shares and the right to participate in dividends in priority to holders of ordinary shares. The holders have a veto right when certain issues are brought to vote.

The Series B preferred shares are not redeemable, but are convertible into ordinary shares at anytime at the option of the shareholder.

The Series B preferred shares shall have a non-participating liquidation preference of $4.56 and are senior to the Series A preferred shares and the ordinary shares.

(4)	Series C & C-1 preferred shares

In June 2017 and December 2017, the shareholders approved changes to the authorized share capital of the Company as follows: conversion of 593,190 ordinary shares to Series C preferred shares, the issuance of 7,410,129 Series C preferred shares and the issuance of 98,807 Series C-1 preferred shares at a price of $5.0604 per share and net of issuance costs of $1,680.

The Series C preferred shares confer upon their holders voting rights similar to the ordinary shares and the right to participate in dividends in priority to holders of ordinary shares. The holders have a veto right when certain issues are brought to vote. The Series C-1 preferred shares have all the attributes of the Series C preferred shares but are non-voting.

The Series C and C-1 preferred shares are not redeemable, and only the Series C preferred shares are convertible into ordinary shares at anytime at the option of the shareholder.

(5)	Series D preferred shares

In February 2018, the shareholders approved the issuance of 1,122,216 Series D preferred shares at a price of $6.2377 per share and issuance costs of $85.

The Series D preferred shares confer upon their holders voting rights similar to the ordinary shares and the right to participate in dividends in priority to holders of ordinary shares. The holders have a veto right when certain issues are brought to vote.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

15.	Shareholders’ equity (continued)

Share	capital (continued)

The Series D preferred shares are not redeemable, but are convertible into ordinary shares at anytime at the option of the shareholder.

Share	Option Plan

In November 2010, the Company’s Board of Directors adopted a share option plan (the “2010 Share Option Plan”) pursuant to which some of the Company’s ordinary shares are reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The 2010 Share Option Plan is administered by the Company’s Board, which designates the options and dates of grant thereunder. Options granted vest over a period determined by the Board, originally had a contractual life of seven years, which was extended by 10 years in November 2017, and are non-assignable except by the laws of descent. The Board has the authority to prescribe, amend and rescind rules and regulations relating to the 2010 Share Option Plan, provided that any such amendment or rescindment that would adversely affect the rights of an Optionee that has received or been granted an Option shall not be made without the Optionee’s written consent.

As of December 31, 2018, the number of Ordinary shares reserved for issuance and available for grant under the 2010 Share Option Plan was 188,217 (313,357 in 2017; 41,964 in 2016 (unaudited)).

The following tables summarize information about share options outstanding at December 31, 2018:

			2018
	Number of options	Weighted average exercise price	Aggregate intrinsic value
		$
Outstanding on January 1, 2018	5,163,197	1.76	17,032
Granted during 2018	886,410	4.34	—
Exercised during the year	(125,200)	(1.66)	574
Forfeited during the year	(247,777)	(2.43)	—

Outstanding at December 31, 2018	5,676,630	2.14	23,283

Options exercisable at December 31, 2018	4,083,980	1.96	17,491

Options expected to vest at December 31, 2018	1,592,650	3.92	3,694

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

15.	Shareholders’ equity (continued)

Share	Option Plan (continued)

Exercise prices	Share options outstanding	Weighted average remaining contractual life (years)	Options exercisable	Weighted average remaining contractual term (years)
$
0.0003	10,000	1.96	10,000	1.96
0.25	539,275	2.25	539,275	2.25
0.75	1,610,396	3.94	1,607,802	3.94
1.50	10,000	4.01	10,000	4.01
2.00	1,432,909	5.65	1,363,059	5.65
3.00	690,500	7.54	393,688	7.54
4.00	825,050	9.04	160,156	9.04
4.57	558,500	9.64	—	—

	5,676,630	5.34	4,083,980	4.58

The following tables summarize information about share options outstanding at December 31, 2017:

			2017
	Number of options	Weighted average exercise price	Aggregate intrinsic value
		$
Outstanding on January 1, 2017	4,497,047	1.42	17,163
Granted during 2017	973,000	3.41	—
Forfeited during 2017	(306,850)	(2.00)	—

Outstanding at December 31, 2017	5,163,197	1.76	17,032

Options exercisable at December 31, 2017	4,318,093	1.39	15,831

Options expected to vest at December 31, 2017	845,104	3.64	4,375

Exercise prices	Share options outstanding	Weighted average remaining contractual life (years)	Options exercisable	Weighted average remaining contractual term (years)
$
0.0003	10,000	2.96	10,000	2.96
0.25	539,275	3.25	539,275	3.25
0.75	1,702,413	4.93	1,702,413	4.93
1.00	15,000	6.59	15,000	6.59
1.50	20,000	6.00	20,000	6.00
2.00	1,532,509	6.63	1,532,509	6.63
3.00	806,500	7.93	498,896	4.90
4.00	537,500	9.74	—	—

	5,163,197	6.23	4,318,093	5.32

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

15.	Shareholders’ equity (continued)

Share	Option Plan (continued)

The following tables summarize information about share options outstanding at December 31, 2016 (unaudited):

	Number of options	Weighted average exercise price	Aggregate intrinsic value
		$
Outstanding on January 1, 2016	4,453,132	1.47	16,788
Granted during 2016	119,000	2.94	—
Exercised during 2016	(38,250)	0.56	171
Forfeited during 2016	(36,835)	2.00	—

Outstanding at December 31, 2016	4,497,047	1.42	17,163

Options exercisable at December 31, 2016	4,158,840	1.31	16,351

Options expected to vest at December 31, 2016	338,207	2.40	812

Exercise prices	Share options outstanding	Weighted average remaining contractual life (years)	Options exercisable	Weighted average remaining contractual term (years)
$
0.0003	10,000	0.96	10,000	0.96
0.25	539,275	1.25	539,275	1.25
0.75	1,720,263	2.75	1,720,263	2.75
1.00	15,000	4.59	15,000	4.59
1.50	20,000	4.00	20,000	4.00
2.00	1,647,009	3.77	1,592,254	3.65
3.00	545,500	5.48	262,048	4.86

	4,497,047	3.26	4,158,840	3.15

Total stock-based compensation recorded related to options granted to employees and non-employees was allocated as follows:

	2018	2017	2016
			Unaudited
	$	$	$
Cost of goods sold	2	6	28
Research and development	54	34	35
Selling and marketing	416	249	316
General and administrative	785	653	2,056

	1,257	942	2,435

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

16.	Financial expenses

	2018	2017	2016
			Unaudited
	$	$	$
Interest expense	4,889	5,262	2,677
Debt termination fees	—	—	1,814
Amortization of financing fees	328	97	24
Accretion on long-term debt	144	144	32

	5,361	5,503	4,547

17.	Income taxes

(a)	(Loss) income before income taxes is comprised of the following:

	2018	2017	2016
			Unaudited
	$	$	$
Israel	(6,751)	(2,408)	(8,638)
US	(6,260)	10,163	(3,150)
Other jurisdictions	1,017	128	(310)

	(11,994)	7,883	(12,098)

(b)	Income tax expense (recovery)

	2018	2017	2016
			Unaudited
	$	$	$
Current	1,779	1,680	653
Deferred	436	(1,201)	(263)

	2,215	479	390

Current income taxes expense is comprised of the following:

	2018	2017	2016
			Unaudited
	$	$	$
U.S. federal	1,291	4,577	—
Foreign	562	(4,217)	653
State and local	(74)	1,320	—

Total current taxes	1,779	1,680	653

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

17.	Income taxes (continued)

(b)	Income tax expense (recovery) (continued)

Deferred income taxes expense is comprised of the following:

	2018	2017	2016
			Unaudited
	$	$	$
U.S. federal	851	—	—
Foreign	(626)	(1,201)	(263)
State and local	211	—	—

Total deferred taxes	436	(1,201)	(263)

(c)	Deferred income taxes

Deferred taxes are computed using the tax rates expected to be in effect when the related temporary differences reverse.

Significant components of the deferred tax assets and liabilities of the Company and its subsidiaries are as follows:

	2018	2017	2016
			Unaudited
	$	$	$
Deferred tax assets
Accrued vacation	22	22	51
Property and equipment	4	—	—
Accrued severance pay	88	13	185
Accrued warranty	183	110	120
Loss carryforwards	6,739	4,306	5,636
Valuation allowance	(6,739)	(4,306)	(5,636)

	297	145	356

Deferred tax liabilities
Deferred revenue	1,774	1,305	315
Acquisition related intangible assets	119	—	—

	1,893	1,305	315

The Company has losses available to off-set future taxable income where the benefit has not been recognized in these consolidated financial statements. As of December 31, 2018, the Company has loss carry forwards and temporary differences of $27,631 ($17,600 in 2017 and $20,247 in 2016 (unaudited)). Losses can be carried forward indefinitely except for Canada which can be carried forward for 20 years, U.S. which is subject to an 80% limitation of taxable income, Japan for 9 years and India for 8 years. A valuation allowance of $6,739 ($4,306 in 2017 and $5,636 in 2016 (unaudited)) has been taken on the benefit of these losses since the Company does not currently believe it is more likely than not that it will be able to realize their benefit.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

17.	Income taxes (continued)

(d)	Reconciliation of tax expense

	2018	2017	2016
			Unaudited
	$	$	$
(Loss) income before taxes	(11,994)	7,883	(12,098)

Theoretical tax (benefit) expense at the statutory rate (23.6% in 2018; 24.5% in 2017;	(2,827)	1,930	(3,104)
25.6% in 2016 (unaudited))
Differences in jurisdictional tax rates	211	1,854	1,694
Recognition of losses	467	(2,230)	1,403
Valuation allowance	2,433	(1,330)	285
Non-deductible expenses – mainly non deductible interest	1,931	255	112

Tax provision	2,215	479	390

(e)	Valuation allowance

	2018	2017	2016
			Unaudited
	$	$	$
Beginning balance	4,306	5,636	5,351
Additions	2,900	724	654
Deductions	(467)	(2,054)	(369)

Ending balance	6,739	4,306	5,636

(f)	Non-Israeli subsidiaries

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rate for 2018 is 23.6% and in 2017 is 24.5%. The principal tax rates (Federal and State/Provincial) applicable to the subsidiaries incorporated in the U.S. and Canada are approximately 26.2% and 26.5% respectively.

(g)	Tax legislation

On December 22, 2017, tax legislation commonly known as the Tax Cuts and Jobs Act (the “Act”) was put in place in the U.S.. Under ASC 740, the effects of new legislation are recognized upon enactment. Accordingly, recognition of the tax effects of the Act was required for the annual periods that include December 22, 2017. The adoption of the Act had no material impact on the year ended December 31, 2017 due to the losses incurred in that year.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

17.	Income taxes (continued)

(h)	Uncertain tax positions

The Company establishes reserves for uncertain tax positions. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. As of December 31, 2018 and 2017, there are no uncertain tax positions.

18.	Segment information

Segment reporting is based on how management organizes the Company’s reportable segments where separate financial information is made available to and evaluated regularly by the chief operating decision maker in allocating resources and in assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer (“CEO”), who makes decisions on allocating resources and in assessing performance. The CEO reviews the Company’s consolidated results as one operating segment. In making operating decisions, the CEO primarily considers consolidated financial information, accompanied by disaggregated information about revenues by geography and type. The Company’s CEO views its operations, manages its business, and uses one measurement of profitability for the one operating segment, which designs and sells a full-suite of aesthetic and medical products and services, to physicians interested in providing non-invasive procedures and to aesthetic medical spas. Substantially all of the Company’s long-lived assets are located in Israel.

The following table presents the revenue disaggregated by geographic area:

	2018	2017	2016
			Unaudited
	$	$	$
United States	46,311	42,759	21,927
Israel	3,481	5,440	3,804
International	52,822	40,875	27,411

	102,614	89,074	53,142

Revenue by type is a key indicator for providing management with an understanding of the Company’s financial performance, which is organized into four different categories:

1.	Lease revenue - includes all system sales with typical lease terms of 36 months.

2.	System revenue – includes all systems sales with payment terms within 12 months.

3.	Product revenue – includes skincare, hair and other consumables payable upon receipt.

4.	Service revenue - includes NeoGraft technician services, ad agency services and extended warranty sales.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

18.	Segment information (continued)

The following table presents the revenue by type:

	2018	2017	2016
			Unaudited
	$	$	$
Lease revenue	71,540	65,052	27,430
System revenue	23,454	19,878	22,968
Product revenue	4,412	3,709	2,485
Service revenue	3,208	435	259

	102,614	89,074	53,142

19.	Long-term debt

	2018	2017
	$	$
Due to Madryn Health Partners, LP	50,000	35,000
PIK interest accrued	2,700	1,761
Value of warrants allocated to additional paid-in capital	(899)	(899)
Financing fees	(1,229)	(778)
Interest accretion to date	320	177

	50,892	35,261

On October 11, 2016, the Company entered into a loan agreement with Madryn which was amended on August 14, 2018. The loan agreement, as amended, is comprised of three committed tranches and one uncommitted tranche of debt totalling $70,000. The term A-1 commitment is $35,000, the term A-2 commitment is $15,000, the term B commitment is $10,000, and the uncommitted term C may be funded at Madryn’s discretion in an amount not to exceed $10,000. As at December 31, 2018 the Company has drawn on the term A-1 and A-2 borrowings for gross debt of $50,000. The term B borrowings were available at the Company’s option on or prior to August 31, 2019 and were drawn in January 2019. The term C tranche may be made available at the discretion of Madryn on or prior to September 30, 2019, however, term C tranche is not committed and the proceeds of this tranche must be used to consummate a mutually agreed upon acquisition or investment. In connection with the agreement, Venus Concept issued three types of 10-year warrants. As of December 31, 2018, Madryn held warrants to purchase 150,000 Ordinary Shares at a price of $5.0604 per share, 150,000 Series B Preferred Shares at a price of $5.0604 per share, and 12,000 Series C Preferred Shares at a price of $5.0604 per share.

In 2016, the fair value of warrants issued as part of the financing was estimated by management to be $899 (unaudited), based on the Black-Scholes option pricing model assuming a share price volatility of 50% based on historical information of companies in a similar industry, a risk-free interest rate of 1.58% and with no expected dividend yield over the life of the warrants. The fair value of the warrants have been allocated to equity and the balance of the debenture was allocated to long-term debt. In addition, financing fees have been allocated to long-term debt.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

19.	Long-term debt (continued)

Effective August 14, 2018, interest on the Madryn loan is 9%, payable quarterly. Previously, interest was payable quarterly, at the Company’s option, as follows: cash interest 9% during the interest only period, which was 3 years or 12 principal payments after closing, plus an additional 4% rate, paid in kind (“PIK”). The Company has the option of settling the PIK interest in cash or added to the principal amount of the loan.

On the 24th payment date following the closing date, December 31, 2022, the aggregate outstanding principal amount of the loans, together with any accrued and unpaid interest thereon and all other amounts due and owing under the loan agreement will become due and payable in full.

If all or any portion of the loans under the Madryn Credit Agreement are prepaid, then a prepayment premium must be paid equal to: (i) 6.00% of the loans prepaid if prepaid on or prior to August 31, 2019, (ii) 4.50% if prepaid after August 31, 2019 but on or prior to August 31, 2020, (iii) 3.00% if prepaid after August 31, 2020 but on or prior to February 28, 2021, (iv) 2.00% if prepaid after February 28, 2021 but on or prior to August 31, 2021, (v) 1.00% if prepaid after August 31, 2021 but on or prior to February 28, 2022, and (vi) 0.00% if prepaid after February 28, 2022.

These covenants require that the Company achieves minimum reported revenue targets and minimum levels of cash on hand in certain subsidiaries. As at December 31, 2018, the Company was in compliance with the necessary covenants.

Madryn also held 8%-2018, 3%-2017 and 0%-2016 (unaudited) in preferred shares of the Company at December 31, 2018, 2017 and 2016 respectively.

The Company has committed to pay the following annual amounts which include interest to Madryn on a quarterly basis:

$
2019	4,743
2020	4,743
2021	4,743
2022	57,443

71,672

20.	Acquisition of non-controlling interest

On March 30, 2018, the Company acquired the remaining 40% minority interest shares of Venus Concept UK Limited for total consideration of $456. In addition, on October 31, 2018, the Company acquired the remaining 49% minority interest of Venus Concept Japan Co. Ltd for total consideration of $21.

21.	Contingencies

In the normal course of business, the Company is involved in various claims. The Company is also subject to regulatory matters within jurisdictions of the Company’s operations. Although the outcome of these claims as at December 31, 2018 cannot be determined with certainty, the Company believes that their outcome will have no material impact on the Company’s business, consolidated financial position, results of operations or cash flows.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

22.	Financial instruments

(a)	Fair value

The table below summarizes financial instruments by valuation method as at December 31, 2018.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Restricted deposit	—	19	—	19
GIC	—	81	—	81
Earn-out liability	—	—	950	950

Total liabilities	—	100	950	1,050

The earn-out liability is measured using the discounted cash flow techniques, with the expected cash outflows estimated based on the probability of assessment of the acquired business achieving the revenue metrics required for payment. Expected future revenues of the acquired business and associated estimate of probability are not observable inputs. The payments due are based on point in time measurements of the metrics quarterly for two years from acquisition date.

The table below summarizes financial instruments by valuation method as at December 31, 2017.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Restricted deposit	—	218	—	218
GIC	—	80	—	80

Total liabilities	—	298	—	298

(b)	Concentrations of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, accounts receivable and long-term receivables. The Company’s cash and cash equivalents are invested primarily in deposits with major banks worldwide, as such minimal credit risk exists with respect to such investments. The Company’s trade receivables are derived from global sales to customers. An allowance for doubtful accounts is provided with respect to all balances deemed doubtful of collection. No single customer represented more than 2% of total revenue or 2% of trade receivables for any of the year ended December 31, 2018 (one customer in 2017 amounting to 3% of total revenue and 21% of trade receivables).

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

23.	Net (loss) income per share

The following table sets forth the computation of basic and diluted net (loss) income, (312,000 warrants were not included in the calculation since they were anti-dilutive) and the weighted average number of shares used in computing basic and diluted net (loss) income per share (in thousands, except per share data):

	2018	2017	2016
			Unaudited
Numerator:
Net (loss) income	$(14,209)	$7,404	$(12,488)
Net (loss) income allocated to common shareholders	$(14,959)	$2,798	$(12,600)

Denominator:
Weighted average shares of common stock outstanding used in computing net (loss) income per share, basic	8,206	9,506	10,829
Dilutive effect of incremental shares and share equivalents	—	3,199	—

Weighted average shares of common stock outstanding used in computing net (loss) income per share, diluted	8,206	12,705	10,829
Weighted average shares of participating shares outstanding used in computing net (loss) income per participating share	—	9,966	—

Net (loss) income per share:
Basic	$(1.82)	$0.29	$(1.16)
Diluted	$(1.82)	$0.22	$(1.16)

Net income per participating share:
Basic	—	$0.29	—
Diluted	—	$0.29	—

The Company’s potential dilutive securities, which include preferred stock, stock options, and warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at December 31, 2018 and 2016, from the computation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive effect:

	As of December 31,
	2018	2016
Preferred stock	15,981	4,475
Options to purchase common stock	5,677	4,497
Warrants to purchase common stock	312	312

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

24.	Related party transactions

All amounts were at recorded at the exchange amount, which is the amount established and agreed to by the related parties. The following are transactions between the Company and parties related through employment.

Services	Agreement

In 2016, Ipsum Management (S) Pte. Ltd. (“Ipsum”) began providing marketing and sales support services to the Company’s subsidiary in Singapore. One of the senior executives of the Company is the sole shareholder of Ipsum. For the years ended December 31, 2018, 2017 and 2016, the fees charged by Ipsum were approximately $44, $172, and $130 (unaudited), respectively. These amounts are reported as part of selling and marketing expenses in the consolidated financial statements. No amounts were outstanding as at December 31, 2018 and 2017.

Non-Interest Demand Loan to PT Neoasia Medica

On July 1, 2016, a senior manager of the Company transferred 100% of his shares in Inphronics Limited to the Company, making it a wholly owned subsidiary. At such time, an unsecured non-interest-bearing working capital loan to PT Neoasia Medical, a subsidiary of Inphronics Limited, was outstanding. As of December 31, 2018, the outstanding amount of the loan was IDR 6.9 billion, which is equivalent to approximately $477 ($510 in 2017). This loan is reported as part of other liabilities and accrued expenses.

Distribution agreements

On January 1, 2018, the Company entered into a new Distribution Agreement with Technicalbiomed Co., Ltd. (“TBC”), pursuant to which TBC will continue to distribute the Company’s products in Thailand. A senior manager of the Company is a 30% shareholder of TBC. For years ended December 31, 2018, 2017 and 2016, TBC purchased products in the amounts of $330, $270 and $240 (unaudited), respectively, under this distribution agreement. These sales are included in products and services revenue. No amounts were outstanding as at December 31, 2018 and 2017.

Intellectual Property Transfer Agreement

In August 2013, the Company entered into a license agreement for the rights to an invention for fractional radio frequency treatment of the skin with the developers of the technology. Pursuant to the license agreement, the developers, amongst which one is a senior executive of the Company, granted to the Company an exclusive worldwide, perpetual, irrevocable license to develop and commercialize their inventions and any product into which it is integrated. As consideration for such license, the Company agreed to pay the developers 7% of the gross income received by the Company from sales of the Venus Viva system and the related consumables and $1.5 per Venus Versa system, up to an aggregate amount of $3,000. For the years ended December 31, 2018, 2017 and 2016, the Company paid approximately $382, $441 and $97 (unaudited), respectively, in royalties and reported the amounts under research and development expense in the consolidated financial statements. As at December 31, 2018, $101 ($92 in 2017) was outstanding and reported as part of trade payables on the consolidated financial statements.

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

25.	Subsequent events

Subsequent events were evaluated through July 29, 2019.

In January 2019, the Company drew on the term B borrowings of $10,000, available to it under the Madryn Health Partners, LP loan agreement (Note 19).

In March 2019, Restoration Robotics, Inc. and the Company announced that they have entered into a definitive merger agreement to combine the companies in an all-stock transaction. The transaction is expected to close in the third quarter of 2019, subject to regulatory, shareholder and lender approvals. In addition, the Company has executed an equity commitment letter whereby the existing shareholders of the Company, affiliates of the lender, and a shareholder of Restoration Robotics, Inc. have agreed to invest $21,000 in equity securities of Restoration Robotics upon the closing of the merger.

In connection with the above merger, a consent from Madryn is required and is subject to the Company obtaining $20,000 in equity, excluding funds from Madryn, as well as the payoff letter issued by Solar Capital Ltd., Restoration Robotics, Inc.’s lender, and after giving effect to the closing of the merger and the repayment of the Solar indebtedness, having $20,000 of unrestricted cash on hand. If the merger closes without Madryn’s consent, the Company would be in default under the debt agreement which would also cause a default under the credit agreement with City National Bank of Florida.

In April 2019, the Company expanded its credit facility with City National Bank of Florida to $10,000. As part of this amendment, the Company is required to complete the merger and obtain the equity raise, otherwise would be required to repay the excess of the loan over $7,500 by August 30, 2019. As at March 31, 2019, the Company was not in compliance with the minimum debt service coverage ratio on its credit facility with City National Bank of Florida. In June 2019, the Company received a waiver removing the requirement to meet the minimum debt service coverage ratio for the period ended March 31, 2019.

In June 2019, the Company issued unsecured senior subordinated convertible promissory notes to four investors for gross proceeds of $7,800. Debt issuance costs associated with the initial closing approximated $280. The unsecured senior subordinated convertible promissory notes are automatically convertible into shares of Restoration Robotics common stock at the closing of the Merger at a conversion price of $0.4664 per share. In the event that the Merger is not consummated, the notes are convertible into Series D preferred shares at a conversion price of $6.23766 per share. The associated Note Purchase Agreement allows for the issuance of unsecured senior subordinated convertible promissory notes for total gross proceeds of $15,000, leaving the Company with an additional $7,200 of notes available for issuance in subsequent closings. The unsecured senior subordinated convertible promissory notes accrue interest at a rate of 8.00% per annum and mature on the thirtieth day following the termination of the Merger Agreement. The unsecured senior subordinated convertible promissory notes are subordinated to the Madryn and City National Bank of Florida indebtedness pursuant to subordination agreements with each investor and Madryn and City National Bank of Florida.

Starting on June 25, 2019, and also as described in Note 2, the Company was not in compliance with the minimum liquidity covenant under its loan agreement with Madryn Health Partners, LP. Additionally, the Company failed to timely pay an interest payment due June 28, 2019 as required by its loan agreement with Madryn; however, this interest payment was subsequently made by the Company on July 10, 2019. On July 26, 2019, the Company and Madryn executed a waiver and amendment to the Madryn loan agreement pursuant to which, Madryn lowered the liquidity covenant from $2,000 to $200 through the earlier of August 30, 2019 and the time the Company raises $21,000 in additional equity. Madryn waived the existing events of default. In addition, the amendment to the Madryn loan agreement includes, among other changes, a requirement that the Company complete an equity financing with proceeds of $21,000 no later than

Venus Concept Ltd.

Notes to the consolidated financial statements

December 31, 2018, 2017 and 2016 (unaudited)

(In thousands of U.S. dollars, except share data)

25.	Subsequent events (continued)

August 30, 2019. Failure to comply with the revised covenants under the Madryn Loan Agreement would result in a default, which would also cause a default in the City National Bank of Florida credit facility.

As of June 30, 2019, Venus Concept was not in compliance with the minimum debt service coverage ratio under its credit facility with City National Bank of Florida. In July 2019, the Company received a one-time waiver removing the requirement to meet the minimum debt service coverage ratio for the period ended June 30, 2019 and agreeing that future periods will not be measured until August 30, 2019. City National Bank of Florida has provided a waiver for cross defaults arising under the Madryn loan agreement through August 30, 2019.

In July 2019, the Company loaned Restoration Robotics, Inc. $2,500 of the proceeds from the issuance of the Company’s unsecured senior subordinated convertible promissory notes. The Company’s loan to Restoration Robotics, Inc. is subordinated to the Solar Loan Agreement pursuant to a subordination agreement between Solar and the Company dated June 25, 2019. The loan to Restoration Robotics, Inc. accrues interest at a rate of 8.00% per annum and matures on November 30, 2019.

INDEX TO VENUS CONCEPT CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2019 and 2018

Venus Concept Ltd.

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

(Unaudited)

	As of
	March 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$8,304	$6,758
Trade receivables, net of allowance for doubtful accounts of $3,905 ($4,408 as of December 31, 2018)	48,253	42,663
Inventories	19,873	20,261
Prepaid expenses	1,116	1,148
Other current assets	3,660	3,775

Total current assets	81,206	74,605

Long-term assets
Long-term portion of trade receivables	38,156	38,201
Property and equipment, net	3,434	3,381
Deferred tax assets	49	297
Intangible assets	5,119	5,252
Goodwill	2,603	2,603
Severance pay funds	815	791

Total non-current assets	50,176	50,525

Total assets	131,382	125,130

Liabilities
Current liabilities
Trade payables	$7,521	$8,625
Line of credit	6,678	5,655
Unearned interest income	3,864	3,849
Accrued expenses and other current liabilities	13,334	11,945

Total current liabilities	31,397	30,074

Long-term liabilities
Long-term debt	60,746	50,892
Deferred tax liabilities	2,155	1,893
Unearned interest income	1,630	1,752
Other long-term liabilities	3,722	4,064

Total non-current liabilities	68,253	58,601

Total liabilities	99,650	88,675

Shareholders’ equity
Share capital
Series A preferred shares of 0.0003 par value:
2,192,736 shares authorized, issued and outstanding at March 31, 2019 and December 31, 2018	—	—
Series B preferred shares of 0.0003 par value:
4,714,034 shares authorized, 4,564,034 shares issued and outstanding at March 31, 2019 and December 31, 2018	—	—
Series C preferred shares of 0.0003 par value:
8,015,320 shares authorized, 8,003,319 shares issued and outstanding at March 31, 2019 and December 31, 2018	—	—
Series C-1 preferred shares of 0.0003 par value:
98,807 shares authorized, issued and outstanding at March 31, 2019 and December 31, 2018	—	—
Series D preferred shares of 0.0003 par value:
1,122,216 shares authorized, issued and outstanding at March 31, 2019 and December 31, 2018	—	—
Ordinary shares of 0.0003 par value:
83,856,887 shares authorized at March 31, 2019 and December 31, 2018; 8,282,309 and 8,276,229 shares issued and outstanding at March 31, 2019 and December 31, 2018, respectively	57,108	57,101
Additional paid-in capital	10,774	10,399
Accumulated deficit	(40,340)	(35,067)
Treasury shares, at cost; 1,800 shares as at March 31, 2019 and December 31, 2018	—	—

Total Venus Concept Ltd. shareholders’ equity	27,542	32,433
Non-controlling interest	4,190	4,022

Total shareholders’ equity	31,732	36,455

Total liabilities and shareholders’ equity	$131,382	$125,130

The accompanying notes are an integral part of the condensed consolidated financial statements.

Venus Concept Ltd.

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended March 31,
	2019	2018
Revenue
Leases	$15,742	$15,567
Products and services	8,838	5,784

Total revenue	24,580	21,351
Cost of goods sold
Leases	3,479	2,847
Products and services	3,036	2,135

Total cost of goods sold	6,515	4,982

Gross profit	18,065	16,369

Selling and marketing	9,532	8,112
General and administrative	7,779	5,228
Research and development	2,061	1,332
Provision for bad debts	561	542

Total operating expenses	19,933	15,214

(Loss) income from operations	(1,868)	1,155
Foreign exchange loss (income)	697	(185)
Finance expenses	1,654	1,157

Total other expense, net	2,351	972

(Loss) income before income taxes	(4,219)	183
Income tax expense	886	810

Net loss	$(5,105)	$(627)

Allocation of net loss:
Loss attributable to Venus Concept Ltd.	(5,273)	(1,023)
Income attributable to non-controlling interest	168	396

	$(5,105)	$(627)

Net loss per share:
Basic	$(0.64)	$(0.13)

Diluted	$(0.64)	$(0.13)

Weighted-average number of shares used in per share calculation:
Basic	8,282	8,151

Diluted	8,282	8,151

The accompanying notes are an integral part of the condensed consolidated financial statements.

Venus Concept Ltd.

Condensed Consolidated Statement of Changes in Shareholders’ Equity

(In thousands of U.S. dollars, except share data)

(Unaudited)

	Three Months Ended March 31, 2019
	Series A preferred shares	Series B preferred shares	Series C preferred shares	Series C-1 preferred non-voting	Series D preferred shares	Number of ordinary shares	Share capital	Additional paid-in capital	Accumulated deficit	Non- controlling interest	Total shareholders’ equity
	#	#	#	#	#	#	$	$	$	$	$
Balance, January 1, 2019	2,192,736	4,564,034	8,003,319	98,807	1,122,216	8,276,229	57,101	10,399	(35,067)	4,022	36,455
Changes during the three months ended March 31, 2019
Net loss – Venus Concept Ltd.	—	—	—	—	—	—	—	—	(5,273)	—	(5,273)
Net income – NCI	—	—	—	—	—	—	—	—	—	168	168
Options exercised	—	—	—	—	—	6,080	7	—	—	—	7
Stock-based compensation	—	—	—	—	—	—	—	375	—	—	375

Balance, March 31, 2019	2,192,736	4,564,034	8,003,319	98,807	1,122,216	8,282,309	57,108	10,774	(40,340)	4,190	31,732

The accompanying notes are an integral part of the condensed consolidated financial statements.

Venus Concept Ltd.

Condensed Consolidated Statement of Changes in Shareholders’ Equity

(In thousands of U.S. dollars, except share data)

(Unaudited)

	Three Months Ended March 31, 2018
	Series A preferred shares	Series B preferred shares	Series C preferred shares	Series C-1 preferred non-voting	Series D preferred shares	Number of ordinary shares	Share capital	Additional paid-in capital	Accumulated deficit	Non- controlling interest	Total shareholders’ equity
	#	#	#	#	#	#	$	$	$	$	$
Balance, January 1, 2018	2,192,736	4,564,034	8,003,319	98,807	—	8,151,029	49,978	10,075	(20,108)	2,816	42,761
Changes during the three months ended March 31, 2018
Equity issuance	—	—	—	—	1,122,216	—	6,915	—	—	—	6,915
Purchase of non-controlling interest	—	—	—	—	—	—	—	(862)	—	405	(457)
Net loss – Venus Concept Ltd.	—	—	—	—	—	—	—	—	(1,023)	—	(1,023)
Net income – NCI	—	—	—	—	—	—	—	—	—	396	396
Stock-based compensation	—	—	—	—	—	—	—	254	—	—	254

Balance, March 31, 2018	2,192,736	4,564,034	8,003,319	98,807	1,122,216	8,151,029	56,893	9,467	(21,131)	3,617	48,846

The accompanying notes are an integral part of the condensed consolidated financial statements.

Venus Concept Ltd.

Condensed Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31,
	2019	2018
	$	$
Operating activities
Net loss	(5,105)	(627)
Changes to reconcile net income (loss) to cash used in operating activities
Depreciation and amortization	325	196
Stock-based compensation expense	375	254
Provision for bad debts	561	542
Provision for obsolescence	223	—
Financing fees	182	—
Accretion on long-term debt	36	36
Capitalized interest on debt	—	396
Deferred tax expense	511	589
Change in fair value of earn-out liability	161	—
Changes in operating assets and liabilities:
Inventories	165	(1,487)
Trade receivables, short- and long-term	(6,106)	(9,100)
Unearned interest income	(108)	517
Prepaid expenses	31	83
Other current assets	115	(317)
Severance pay funds	(24)	81
Trade payables	(1,104)	(1,502)
Accrued expenses and other current liabilities	1,025	748
Other long term assets	—	627
Other long term liabilities	(413)	(725)

Net cash used in operating activities	(9,150)	(9,688)

Investing activities
Purchase of property and equipment	(244)	(189)
Cash paid for purchase of non-controlling interest	—	(457)
Acquisition of business	—	(7,502)
Payment of earn-out liability	(90)	—

Cash used in investing activities	(334)	(8,148)

Financing activities
Proceeds from issuance of Series D preferred shares, net of cash issuance costs of $85	—	6,915
Proceeds from issuance of long-term debt	10,000	—
Drawdown on line of credit	1,023	—
Proceeds from exercise of options	7	—

Cash provided by financing activities	11,030	6,915

Increase (decrease) in cash and cash equivalents	1,546	(10,921)
Cash and cash equivalents, beginning of period	6,758	20,194

Cash and cash equivalents, end of period	8,304	9,273

Non-cash investing activity
Earn-out liability	—	1,177

Purchase of non-controlling interest	—	405

Supplemental information
Cash paid during the quarter for income taxes	390	169

Cash paid during the quarter for interest	1,186	845

The accompanying notes are an integral part of the condensed consolidated financial statements.

Venus Concept Ltd.

Notes to the condensed consolidated financial statements (Unaudited)

(In thousands of U.S. dollars, except per share data)

1.	Description of business

Venus Concept Ltd. (“Venus” or the “Company”) was incorporated in 2009 under the laws of the State of Israel and is a global medical technology company. The Company and its subsidiaries develop, manufacture and commercialize safe, efficacious, and easy-to-use aesthetic technologies. The Company designs and sells a full-suite of aesthetic and medical products and markets its current products primarily to physicians interested in providing minimally invasive and non-invasive procedures and to aesthetic medical spas.

Proposed Merger with Restoration Robotics

On March 15, 2019, the Company entered into a Merger Agreement with Radiant Merger Sub Ltd. (the “Merger Sub”), a company organized under the laws of Israel and a wholly-owned subsidiary of the Company, and Restoration Robotics, Inc. (“Restoration Robotics”), a company incorporated in the state of Delaware, to combine the companies in an all-stock transaction (the “Merger”). The Merger Agreement and the Merger have been approved by the Company’s board of directors (the “Board”) and the board of directors of Restoration Robotics (the “Restoration Robotics Board”). The transaction is expected to close in the third quarter of 2019, subject to customary closing conditions, including the approval by stockholders of the Company and Restoration Robotics, the delivery of a payoff letter issued by Solar Capital Ltd., and the receipt of all necessary regulatory and lending approvals.

The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, the Merger Sub will be merged with and into the Company, with Venus continuing as the surviving company, as a wholly-owned subsidiary of Restoration Robotics.

Under the terms of the Merger Agreement, shareholders of the Company and Restoration Robotics will own approximately 85% and 15%, respectively, of the combined company, on a fully diluted basis, without giving effect to the shares issued in the proposed equity financing that is expected to close immediately after the Merger (the “Equity Financing”). EW Healthcare Partners, a beneficial owner of Venus and affiliate of a director on the Board, has committed to lead a $21,000 equity investment, priced at $0.825 per share, subject to adjustment for stock splits, in the combined company’s common stock, contingent on the closing of the Merger. Additional investors committed to participating in the Equity Financing include HealthQuest Capital, Madryn Asset Management, Longitude Capital Management, Fred Moll and Aperture Venture Partners. In addition to the Equity Financing, Fred Moll and InterWest Partners previously funded a $5,000 convertible note to Restoration Robotics, which will convert into the combined company’s common stock at the closing of the Equity Financing led by EW Healthcare, at a price of $0.825 per share, subject to adjustment for stock splits.

In connection with the Merger, a consent from Madryn Health Partners, LP., as administrative agent, and certain of its affiliates as lenders, (collectively, “Madryn”), is required and is subject to the Company obtaining $20,000 in equity, excluding funds from Madryn, as well as the payoff letter issued by Solar Capital Ltd., and after giving effect to the closing of the merger and the repayment of the Solar indebtedness, having $20,000 of unrestricted cash on hand. If the Merger closes without Madryn’s consent, the Company would be in default under the debt agreement, which would also cause a default under the credit agreement with City National Bank of Florida.

Concurrent with closing of the Merger, the combined company anticipates effecting a reverse stock split. The combined company expects to have approximately 283.2 million shares outstanding (or approximately 18.9 million shares outstanding after giving effect to an anticipated 1-for-15 reverse stock split) and after taking into account shares issued to the Company’s shareholders in the Merger, shares issued as part of the $21,000 equity investment, and shares issued upon conversion of the $5,000 convertible notes issued by the Restoration Robotics in February 2019.

Venus Concept Ltd.

Notes to the condensed consolidated financial statements (Unaudited)

(In thousands of U.S. dollars, except per share data)

2.	Significant accounting policies

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and, as such, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has had recurring net operating losses and negative cash flows from operations. As of March 31, 2019 and December 31, 2018, the Company has an accumulated deficit of $40,340 and $35,067, respectively. The Company’s recurring losses from operations and negative cash flows raise substantial doubt about the Company’s ability to continue as a going concern.

In June 2019, the Company issued unsecured senior subordinated convertible promissory notes to four investors for gross proceeds of $7,800. Debt issuance costs associated with the initial closing approximated $280. The unsecured senior subordinated convertible promissory notes are automatically convertible into shares of Restoration Robotics common stock at the closing of the Merger at a conversion price of $0.4664 per share. In the event that the Merger is not consummated, the notes are convertible into Series D preferred shares at a conversion price of $6.23766 per share. The associated Note Purchase Agreement allows for the issuance of unsecured senior subordinated convertible promissory notes for total gross proceeds of $15,000, leaving the Company with an additional $7,200 of notes available for issuance in subsequent closings. The unsecured senior subordinated convertible promissory notes accrue interest at a rate of 8.00% per annum and mature on the thirtieth day following the termination of the Merger Agreement. The unsecured senior subordinated convertible promissory notes are subordinated to the Madryn and City National Bank of Florida indebtedness pursuant to subordination agreements with each investor and Madryn and City National Bank of Florida and as further described in Notes 9, 14 and 18.

Starting on June 25, 2019, the Company was not in compliance with the minimum liquidity covenant under its loan agreement with Madryn. Additionally, the Company failed to timely pay an interest payment due June 28, 2019 as required by its loan agreement with Madryn; however, this interest payment was subsequently made by the Company on July 10, 2019. On July 26, 2019, the Company and Madryn executed a waiver and amendment to the Madryn loan agreement pursuant to which, Madryn lowered the liquidity covenant from $2,000 to $200 through the earlier of August 30, 2019 and the time the Company raises $21,000 in additional equity. Madryn waived the existing events of default. In addition, the amendment to the Madryn loan agreement includes, among other changes, a requirement that the Company complete an equity financing with proceeds of $21,000 no later than August 30, 2019. Failure to comply with the revised covenants under the Madryn loan agreement would result in a default, which would also cause a default in the City National Bank of Florida credit facility.

As of June 30, 2019, Venus Concept was not in compliance with the minimum debt service coverage ratio under its credit facility with City National Bank of Florida. In July 2019, the Company received a one-time waiver removing the requirement to meet the minimum debt service coverage ratio for the period ended June 30, 2019 and agreeing that future periods will not be measured until August 30, 2019. City National Bank of Florida has provided a waiver for cross defaults arising under the Madryn loan agreement through August 30, 2019.

In July 2019, the Company loaned Restoration Robotics, Inc. $2,500 of the proceeds from the issuance of the Company’s unsecured senior subordinated convertible promissory notes. The Company’s loan to

Venus Concept Ltd.

Notes to the condensed consolidated financial statements (Unaudited)

(In thousands of U.S. dollars, except per share data)

Restoration Robotics, Inc. is subordinated to the Solar Loan Agreement pursuant to a subordination agreement between Solar and the Company dated June 25, 2019. The loan to Restoration Robotics, Inc. accrues interest at a rate of 8.00% per annum and matures on November 30, 2019.

Management plans to fund its operations and capital expenditures through the private placement of equity securities and through accessing the Company’s existing credit facilities. In order to continue its operations, the Company must achieve profitable operations and/or obtain additional equity investment or debt financing. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur substantial operating losses and net cash outflows.

There can be no assurance that the Company will be successful in raising additional capital or that such capital, if available, will be on terms that are acceptable to the Company. If the Company is unable to raise sufficient additional capital, it may be compelled to reduce the scope of its operations and planned capital expenditures or sell certain assets, including intellectual property assets.

Significant Accounting Policies

The Company’s significant accounting policies are disclosed in the audited consolidated financial statements for the year ended December 31, 2018. Since the date of those financial statements, there have been no changes to its significant accounting policies, but the following have been included for clarity.

Basis of Presentation

The condensed consolidated balance sheet as of March 31, 2019, the condensed consolidated statements of operations for the three months ended March 31, 2019 and 2018, the condensed consolidated statements of cash flows for the three months ended March 31, 2019 and 2018 and the condensed consolidated statement of shareholders’ equity for the three months ended March 31, 2019 and 2018 are unaudited. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and in the opinion of management, reflect all adjustments of a normal and recurring nature that are necessary for the fair presentation of the Company’s condensed consolidated financial statements included in this report. The condensed consolidated financial data disclosed in these notes to the condensed consolidated financial statements related to the three-month periods are also unaudited. The condensed consolidated results of operations for the three months ended March 31, 2019 are not necessarily indicative of the results to be expected for the year ending December 31, 2019, or for any other future annual or interim period. The consolidated balance sheet as of December 31, 2018 included herein was derived from the audited consolidated financial statements as of that date. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of Venus Concept Ltd., its wholly owned subsidiaries, which are organized in the United States, Spain, Canada, Mexico, Japan, Korea, Germany, France, Argentina, Colombia, Australia, and the United Kingdom and its majority owned subsidiaries, which are organized in Israel, Hong Kong, China, India, South Africa, Russia, Kazakhstan, Singapore, Vietnam, Italy and Bulgaria. All significant intercompany accounts and transactions have been eliminated in consolidation.

Venus Concept Ltd.

Notes to the condensed consolidated financial statements (Unaudited)

(In thousands of U.S. dollars, except per share data)

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions made in the accompanying condensed consolidated financial statements include, but are not limited to revenue recognition, allowance for doubtful accounts, inventory valuation, stock-based compensation, warranty accrual and the recoverability of the Company’s deferred tax assets and related valuation allowance. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from those estimates.

3.	Business combinations

On February 15, 2018, the Company acquired the assets and liabilities of NeoGraft. The primary reason for this acquisition was to expand the product offering to hair restoration solutions. Acquisition-related costs were expensed as incurred and amounted to $67 for the three months ended March 31, 2018. Pro forma results of operations have not been presented because the effect of this acquisition was not material to the results of operations. For the three months ended March 31, 2018, revenues related to NeoGraft were $1,555 and gross profits related to NeoGraft were $1,275.

The total consideration for the acquisition was $8,679, of which $500 remained in escrow upon the closing of the acquisition and is payable in two annual installments of $250 beginning one year from the closing date.

The following table sets out the allocation of the purchase price:

Cash on closing	$7,502
Contingent earn-out payments	1,177

Total proceeds	$8,679

Net assets acquired
Inventory	1,315
Accounts receivable	44
Fixed assets	7
Accounts payable	(990)
Customer relationships	1,400
Brand	1,300
Supplier agreement	3,000

Fair value of net assets acquired	$6,076

Goodwill	$2,603

The measurement period for the above business combination has closed, and there have been no adjustments to the allocation of the purchase price.

Goodwill is primarily related to sales growth from future product and service offerings and new customers. The goodwill of NeoGraft is deductible for tax purposes under the cumulative eligible capital expenditures deduction in Canada.

Venus Concept Ltd.

Notes to the condensed consolidated financial statements (Unaudited)

(In thousands of U.S. dollars, except per share data)

The weighted average life of the acquired intangibles as of the acquisition date was as follows:

Customer relationships	14 years
Brand	9 years
Supplier agreement	9 years

4.	Cash and Cash Equivalents

A summary of the Company’s cash and cash equivalents is as follows:

	March 31, 2019	December 31, 2018
	$	$
Cash	8,225	6,658
Restricted deposit	19	19
Guaranteed investment certificates (“GIC”)	60	81

	8,304	6,758

The restricted deposit is a balance held in Hapoalim bank in Israel for collateral against rent and credit cards. The GICs bear interest at 0.5%, mature on dates ranging from July 10, 2019 to October 5, 2019, and are convertible into cash upon notice by the Company.

5.	Accounts Receivable

A summary of the Company’s financing receivables is as follows:

	March 31, 2019	December 31, 2018
	$	$
Gross financing receivables	72,305	78,962
Unearned income	(5,494)	(5,601)
Allowance for doubtful accounts	(3,905)	(4,408)

	62,906	68,953

Reported as:
Current trade receivables	30,244	35,314
Current unearned interest income	(3,864)	(3,849)
Long-term trade receivables	38,156	39,240
Long-term unearned interest income	(1,630)	(1,752)

	62,906	68,953

Current subscriptions are reported as part of current trade receivables and relate to the Company’s products that are sold under subscription contracts. Under the subscription contracts, title passes to the customer at the earlier of the end of the lease term or when payment is received in full, which is generally 36 months. These arrangements are considered to be sales-type leases, where the present value of all cash flows to be received within the arrangement is recognized upon shipment to the customer as lease revenue.

Venus Concept Ltd.

Notes to the condensed consolidated financial statements (Unaudited)

(In thousands of U.S. dollars, except per share data)

The following are the contractual commitments, net of allowance for doubtful accounts, to be received by the Company over the next five years related to subscription contracts:

	Total	March 31, 2020	March 31, 2021	March 31, 2022	March 31, 2023	March 31, 2024
	$	$	$	$	$	$
Current financing receivables	30,244	30,244	—	—	—	—
Long-term financing receivables	38,156	—	27,506	10,431	219	—

	68,400	30,244	27,506	10,431	219	—

For the three months ended March 31, 2019 and 2018, the provision for bad debts was $561 and $542, respectively. The Company maintains an allowance for doubtful accounts for estimated losses, primarily related to subscription contracts. In 2018, the Company recorded a provision for bad debts of $8,300 against the receivable of a large U.S. national account customer that filed for Chapter 11 bankruptcy in February 2019.

As summary of the Company’s activity for the allowance for doubtful accounts is as follows:

	March 31, 2019	March 31, 2018
	$	$
Allowance for doubtful accounts
Beginning balance	4,408	2,417
Writeoffs	(1,064)	(67)
Provision	561	542

Ending balance	3,905	2,892

6.	Inventories

A summary of the Company’s inventory is as follows:

	March 31, 2019	December 31, 2018
	$	$
Raw material	90	92
Work in progress	1,219	1,323
Finished goods	18,564	18,846

	19,873	20,261

The Company’s inventory is made up primarily of newly produced units and applicators, refurbishment cost from demos, and used equipment which were reacquired during the year from upgraded sales. For the three months ended March 31, 2019 and 2018, the Company expensed $5,255 and $4,045, respectively, in cost of goods sold. The balance of cost of goods sold represents the sale of applicators, parts, and warranty.

The Company provides for excess and obsolete inventories when conditions indicate that the inventory cost is not recoverable due to physical deterioration, usage, obsolescence, reductions in estimated future demand and reductions in selling prices. Inventory provisions are measured as the difference between the cost of inventory and net realizable value to establish a lower cost basis for the inventories. During the three months ended March 31, 2019 and 2018, the Company recorded a provision for obsolescence of $223 and $0, respectively.

Venus Concept Ltd.

Notes to the condensed consolidated financial statements (Unaudited)

(In thousands of U.S. dollars, except per share data)

7.	Property and Equipment

A summary of the Company’s property and equipment is as follows:

	March 31, 2019	December 31, 2018
	$	$
Cost
Lab equipment tooling and molds	3,258	3,379
Office furniture and equipment	1,056	974
Leasehold improvements	1,186	948
Computers and software	786	783
Vehicles	15	70

Total	6,301	6,154

Accumulated depreciation
Lab equipment tooling and molds	1,559	1,437
Office furniture and equipment	324	319
Leasehold improvements	465	483
Computers and software	507	496
Vehicles	12	38

Total	2,867	2,773

Property and equipment, net	3,434	3,381

A summary of the Company’s depreciation expense related to property and equipment is as follows:

	Three Months Ended March 31,
	2019	2018
Cost of goods sold	45	31
Research and development	78	88
Sales and marketing	18	8
General and administrative	51	69

	192	196

Venus Concept Ltd.

Notes to the condensed consolidated financial statements (Unaudited)

(In thousands of U.S. dollars, except per share data)

8.	Intangible Assets

A summary of the Company’s intangible assets related to the business acquisition (see Note 3) is as follows:

	March 31, 2019	December 31, 2018
	$	$
Cost
Customer relationships	1,400	1,400
Brand	1,300	1,300
Supplier agreement	3,000	3,000

	5,700	5,700

Accumulated amortization
Customer relationships	72	56
Brand	162	125
Supplier agreement	347	267

	581	448

Intangible assets	5,119	5,252

A summary of the Company’s amortization of intangible assets is as follows:

	Three Months Ended March 31,
	2019	2018
General and administrative	133	—

9.	Credit facility

The Company has an agreement with City National Bank of Florida (the “Lender”) whereby the Lender agreed to provide a revolving credit facility to certain of the Company’s subsidiaries in the maximum principal amount of $7,500 to be used to finance working capital requirements.

As of March 31, 2019 and December 31, 2018, the Company had $6,678 and $5,655 outstanding, respectively, under the revolving credit facility, which bears interest at LIBOR plus 3.25%, which amounted to a weighted average interest rate of 5.90% and 5.70% for the period and year ended March 31, 2019 and December 31, 2018, respectively.

The credit facility is secured by accounts receivable and inventory and requires the Company to maintain (a) either minimum account balances or a maximum total liability to tangible net worth ratio and (b) a minimum debt service coverage ratio. As of March 31, 2019 and December 31, 2018, the Company was in compliance with maintaining the maximum total liability to tangible net worth ratio. As at March 31, 2019, the Company was not in compliance with the minimum debt service coverage ratio. In June 2019, the Company received a waiver removing the requirement to meet the minimum debt service coverage ratio for the period ended March 31, 2019. As at December 31, 2018, to be in compliance with maintaining the minimum debt service coverage ratio, the Company received a waiver to exclude from the ratio, write-offs from a large U.S. national account (see Note 5). An event of default under this agreement would cause a default under the Madryn agreement (see Note 14).

Venus Concept Ltd.

Notes to the condensed consolidated financial statements (Unaudited)

(In thousands of U.S. dollars, except per share data)

10.	Commitments and contingencies

Commitments

The premises of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates. Rent expense for the three months ended March 31, 2019 and 2018 was approximately $390 and $407, respectively.

Future minimum annual office lease commitments and purchase commitments with manufacturers as of March 31, 2019 are as follows:

	Office leases	Purchase commitments	Total
	$	$	$
April 1, 2019 to December 31, 2019	620	3,746	4,366
2020	566	—	566
2021	409	—	409
2022	318	—	318
2023	238	—	238

	2,151	3,746	5,897

Future minimum annual office lease commitments and purchase commitments with manufacturers as of December 31, 2018 are as follows:

	Office leases	Purchase commitments	Total
	$	$	$
2019	815	4,664	5,479
2020	566	—	566
2021	409	—	409
2022	318	—	318
2023	238	—	238

	2,346	4,664	7,010

The Company has also committed to quarterly earn-out payments as part of its purchase obligation of the assets described in Note 3 of these condensed consolidated financial statements. The amount due is 5% of NeoGraft equipment sales and services that occur within the quarter. As of March 31, 2019, and December 31, 2018, the balance of the earn-out liability was $1,021 and $950, respectively which is presented as part of other long-term liabilities.

Contingencies

In the normal course of business, the Company is involved in various claims. The Company is also subject to regulatory matters within jurisdictions of the Company’s operations. Although the outcome of these claims and regulatory matters as at March 31, 2019 and December 31, 2018 cannot be determined with certainty, the Company believes that their outcome will have no material impact on the Company’s business, consolidated financial position, results of operations or cash flows.

Venus Concept Ltd.

Notes to the condensed consolidated financial statements (Unaudited)

(In thousands of U.S. dollars, except per share data)

11.	Shareholders’ equity

Share Option Plan

As of March 31, 2019, the number of Ordinary shares reserved for issuance and available for grant under the Share Option Plan was 42,717.

During the three months ended March 31, 2019, the Company granted options to purchase 145,500 ordinary shares. The Company recorded stock-based compensation expense for options granted during the three months ended March 31, 2019 of $6. As of March 31, 2019, there were 5,669,550 options outstanding. The weighted average fair value of options granted during the three months ended March 31, 2019 was $3.27 per share. As of March 31, 2019, the total unrecognized stock-based compensation balance for unvested options was $6,665, which is expected to be recognized over 4.1 years.

Total stock-based compensation recorded related to options granted to employees and non-employees was allocated as follows:

	Three Months Ended March 31,
	2019	2018
	$	$
Research and development	15	12
Selling and marketing	123	83
General and administrative	237	159

Total stock-based compensation expense	375	254

12.	Income taxes

A reconciliation of income tax expense is as follows:

	Three Months Ended March 31,
	2019	2018
	$	$
(Loss) income before income taxes	(4,219)	183
Tax (benefit) expense at statutory rate (24.7% in 2019, 23.6% in 2018)	(1,043)	44
Differences in jurisdictional rates	(233)	27
Recognition of losses	564	501
Valuation allowance	1,066	(116)
Non-deductible expenses	532	354

Total income tax expense	886	810

Net (loss)	(5,105)	(627)

13.	Segment information

Segment reporting is based on how management organizes the Company’s reportable segments where separate financial information is made available to and evaluated regularly by the chief operating decision maker in allocating resources and in assessing performance. The Company’s chief operating decision maker

Venus Concept Ltd.

Notes to the condensed consolidated financial statements (Unaudited)

(In thousands of U.S. dollars, except per share data)

is its Chief Executive Officer (“CEO”), who makes decisions on allocating resources and in assessing performance. The CEO reviews the Company’s condensed consolidated results as one operating segment. In making operating decisions, the CEO primarily considers condensed consolidated financial information, accompanied by disaggregated information about revenues by geography and type. The Company’s CEO views its operations, manages its business, and uses one measurement of profitability for the one operating segment, which designs and sells a full-suite of aesthetic and medical products and services, to physicians interested in providing non-invasive procedures and to aesthetic medical spas. Substantially all of the Company’s long-lived assets are located in Israel.

The following table presents the revenue disaggregated by geographic area:

	Three Months Ended March 31,
	2019	2018
United States	$9,539	$7,098
Israel	706	980
International	14,335	13,273

Total revenue	$24,580	$21,351

Revenue by type is a key indicator for providing management with an understanding of the Company’s financial performance, which is organized into four different categories:

1.	Lease revenue – includes all system sales with typical lease terms of 36 months.

2.	System revenue – includes all systems sales with payment terms within 12 months.

3.	Product revenue – includes skincare, hair and other consumables payable upon receipt.

4.	Service revenue – includes NeoGraft technician services, ad agency services and extended warranty sales.

The following table presents the revenue by type:

	Three Months Ended March 31,
	2019	2018
Lease revenue	$15,742	$15,567
System revenue	6,315	4,278
Product revenue	1,328	1,002
Service revenue	1,195	504

Total revenue	$24,580	$21,351

Historically, the Company has experienced a significant increase in our revenue and earnings in the fourth quarter. Further, the Company believes its business in the United States and Europe is affected by seasonal trends during the third quarter due to vacations taken by physicians and their patients. Due to the seasonal nature of our business, interim results are not necessarily indicative of results for the entire fiscal year. The interim condensed consolidated financial statements and the related notes included in this quarterly report should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018.

Venus Concept Ltd.

Notes to the condensed consolidated financial statements (Unaudited)

(In thousands of U.S. dollars, except per share data)

14.	Long-term debt

The following table presents the Company’s long-term debt:

	March 31, 2019	December 31, 2018
	$	$
Due to Madryn Health Partners, LP	60,000	50,000
Accrued “payment-in-kind” interest	2,700	2,700
Value of warrants allocated to additional paid-in capital	(899)	(899)
Financing fees	(1,411)	(1,229)
Accumulated interest accretion	356	320

	60,746	50,892

On October 11, 2016, the Company entered into a loan agreement with Madryn which was amended on August 14, 2018. As of March 31, 2019, the Company has drawn on the term A-1, A-2, and B borrowings for gross debt of $60,000. As of December 31, 2018, the Company has drawn on the term A-1 and A-2 borrowings for gross debt of $50,000. The term C tranche may be made available at the discretion of Madryn on or prior to September 30, 2019. However, the term C tranche is not committed and the proceeds of this tranche must be used to consummate a mutually agreed upon acquisition or investment.

In connection with the Madryn loan agreement, Venus Concept issued three types of 10-year warrants to funds affiliated with Madryn. As of March 31, 2019, the Madryn funds held warrants to purchase 150,000 Ordinary Shares at a price of $5.0604 per share, 150,000 Series B Preferred Shares at a price of $5.0604 per share, and 12,000 Series C Preferred Shares at a price of $5.0604 per share.

Effective August 14, 2018, interest on the Madryn loan is 9%, payable quarterly. Previously, interest was payable quarterly, at the Company’s option, as follows: cash interest 9% during the interest only period, which was 3 years or 12 principal payments after closing, plus an additional 4% rate, considered payment-in-kind (“PIK”). The Company has the option of settling the PIK interest in cash or adding PIK interest to the principal amount of the loan.

If all or any portion of the loans under the Madryn Credit Agreement are prepaid, then a prepayment premium must be paid equal to: (i) 6.00% of the loans prepaid if prepaid on or prior to August 31, 2019, (ii) 4.50% if prepaid after August 31, 2019 but on or prior to August 31, 2020, (iii) 3.00% if prepaid after August 31, 2020 but on or prior to February 28, 2021, (iv) 2.00% if prepaid after February 28, 2021 but on or prior to August 31, 2021, (v) 1.00% if prepaid after August 31, 2021 but on or prior to February 28, 2022, and (vi) 0.00% if prepaid after February 28, 2022.

On the 24th payment date following the closing date, December 31, 2022, the aggregate outstanding principal amount of the loans, together with any accrued and unpaid interest thereon and all other amounts due and owing under the loan agreement will become due and payable in full.

These covenants require the Company to achieve minimum reported revenue targets and minimum levels of cash on hand in certain subsidiaries. As of March 31, 2019 and December 31, 2018, the Company was in compliance with the necessary covenants.

Venus Concept Ltd.

Notes to the condensed consolidated financial statements (Unaudited)

(In thousands of U.S. dollars, except per share data)

The Company has committed to pay the following annual amounts, which include interest to Madryn, on a quarterly basis and include amounts that have been paid as of March 31, 2019:

$
2019	5,418
2020	5,643
2021	5,643
2022	68,343

85,047

In connection with the Merger (see Note 1), a consent from Madryn is required and is subject to the Company obtaining $20,000 in equity, excluding funds from Madryn. If the Merger closes without Madryn’s consent, the Company would be in default under the debt agreement, which would also cause a default under the credit agreement with City National Bank of Florida.

15.	Financial instruments

(a)	Fair value

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values as of March 31, 2019 and December 31, 2018, respectively:

	As of March 31, 2019
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Restricted deposit	—	19	—	19
GIC	—	60	—	60
Earn-out liability	—	—	1,021	1,021

	—	79	1,021	1,100

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Restricted deposit	—	19	—	19
GIC	—	81		81
Earn-out liability	—	—	950	950

	—	100	950	1,050

The earn-out liability is measured using the discounted cash flow techniques, with the expected cash outflows estimated based on the probability of assessment of the acquired business achieving the revenue metrics required for payment. Expected future revenues of the acquired business and the associated estimate of probability are not observable inputs. The payments due are based on point in time measurements of the metrics quarterly for two years from acquisition date.

Venus Concept Ltd.

Notes to the condensed consolidated financial statements (Unaudited)

(In thousands of U.S. dollars, except per share data)

The following table provides a roll forward of the aggregate fair values of the earn-out liability as of March 31, 2019, for which fair value is determined using Level 3 inputs:

Earn-out liability
Balance as of January 1, 2019	$950
Payments	(90)
Change in fair value	161

Balance as of March 31, 2019	1,021

There were no material changes in the fair value of the earn-out liability for the three months ended March 31, 2018.

Changes in the fair value of the earn-out liability were recognized in finance expenses in the condensed consolidated statement of operations.

(b)	Concentrations of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, accounts receivable and long-term receivables. The Company’s cash and cash equivalents are invested primarily in deposits with major banks worldwide, as such minimal credit risk exists with respect to such investments. The Company’s trade receivables are derived from global sales to customers. An allowance for doubtful accounts is provided with respect to all balances deemed doubtful of collection. No single customer represented more than 2% of total revenue or 2% of trade receivables for any of the three months ended March 31, 2019. No single customer represented more than 2% of total revenue or 2% of trade receivables for any of the year ended December 31, 2018.

16.	Net loss per share

The following table sets forth the computation of basic and diluted net loss per share and the weighted average number of shares used in computing basic and diluted net loss per share:

	Three Months Ended March 31,
	2019	2018
Numerator:
Net loss	$(5,105)	$(627)

Net loss allocated to common shareholders	(5,273)	(1,023)

Denominator:
Weighted average shares of common stock outstanding used in computing net loss per share, basic and diluted	8,282	8,151

Net loss per share:
Basic	$(0.64)	$(0.13)

Diluted	$(0.64)	$(0.13)

Venus Concept Ltd.

Notes to the condensed consolidated financial statements (Unaudited)

(In thousands of U.S. dollars, except per share data)

The Company’s potential dilutive securities, which include preferred stock, stock options, and warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at March 31, 2019 and 2018, from the computation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive effect:

	As of March 31,
	2019	2018
Preferred stock	15,981	15,981
Options to purchase common stock	5,670	5,417
Warrants to purchase common stock	312	312

17.	Related party transactions

All amounts were at recorded at the exchange amount, which is the amount established and agreed to by the related parties. The following are transactions between the Company and parties related through employment.

Services Agreement

In 2016, Ipsum Management (S) Pte. Ltd. (“Ipsum”) began providing marketing and sales support services to the Company’s subsidiary in Singapore. One of the senior executives of the Company is the sole shareholder of Ipsum. For the three months ended March 31, 2019 and 2018, the fees charged by Ipsum were approximately $0 and $13, respectively. These amounts are reported as part of selling and marketing expenses. No amounts were outstanding as at March 31, 2019 and December 31, 2018.

Non-Interest Demand Loan to PT Neoasia Medica

On July 1, 2016, a senior manager of the Company transferred 100% of his shares in Inphronics Limited to the Company, making it a wholly owned subsidiary. At such time, an unsecured non-interest-bearing working capital loan to PT Neoasia Medical, a subsidiary of Inphronics Limited, was outstanding. As of March 31, 2019 and December 31, 2018, the outstanding amount of the loan was IDR 6.9 billion, which is equivalent to approximately $477. This loan is reported as part of accrued expenses and other current liabilities.

Distribution agreements

On January 1, 2018, the Company entered into a new Distribution Agreement with Technicalbiomed Co., Ltd. (“TBC”), pursuant to which TBC will continue to distribute the Company’s products in Thailand. A senior manager of the Company is a 30% shareholder of TBC. For the three months ended March 31, 2019 and 2018, TBC purchased products in the amount of $100 and $34, respectively, under this distribution agreement. These sales are included in products and services revenue.

Venus Concept Ltd.

Notes to the condensed consolidated financial statements (Unaudited)

(In thousands of U.S. dollars, except per share data)

Intellectual Property Transfer Agreement

In August 2013, the Company entered into a license agreement for the rights to an invention for fractional radio frequency treatment of the skin with the developers of the technology. Pursuant to the license agreement, the developers, amongst which one is a senior executive of the Company, granted to the Company an exclusive worldwide, perpetual, irrevocable license to develop and commercialize their inventions and % of the gross income received by the Company from sales of the Venus Viva system and the related consumables and $1.50 per Venus Versa system, up to an aggregate amount of $3,000. For the three months ended March 31, 2019 and 2018, the Company paid $0 and $199, respectively, in royalties. As at March 31, 2019 and December 31, 2018, $101 was outstanding and reported as part of trade payables.

18.	Subsequent events

Subsequent events were evaluated through July 29, 2019.

In April 2019, the Company expanded its revolving credit facility with City National Bank of Florida to $10,000. As part of this amendment, the Company is required to complete the Merger and obtain the Equity Financing (see Note 1), otherwise would be required to repay the excess of the loan over $7,500 by August 30, 2019. In June 2019, the Company received a waiver removing the requirement to meet the minimum debt service coverage ratio for the period ended March 31, 2019 (note 9).

In June 2019, the Company issued unsecured senior subordinated convertible promissory notes to four investors for gross proceeds of $7,800. Debt issuance costs associated with the initial closing approximated $280. The unsecured senior subordinated convertible promissory notes are automatically convertible into shares of Restoration Robotics common stock at the closing of the Merger at a conversion price of $0.4664 per share. In the event that the Merger is not consummated, the notes are convertible into Series D preferred shares at a conversion price of $6.23766 per share. The associated Note Purchase Agreement allows for the issuance of unsecured senior subordinated convertible promissory notes for total gross proceeds of $15,000, leaving the Company with an additional $7,200 of notes available for issuance in subsequent closings. The unsecured senior subordinated convertible promissory notes accrue interest at a rate of 8.00% per annum and mature on the thirtieth day following the termination of the Merger Agreement. The unsecured senior subordinated convertible promissory notes are subordinated to the Madryn and City National Bank of Florida indebtedness pursuant to subordination agreements with each investor and Madryn and City National Bank of Florida.

Starting on June 25, 2019, and also as described in Note 2, the Company was not in compliance with the minimum liquidity covenant under its loan agreement with Madryn Health Partners, LP. Additionally, the Company failed to timely pay an interest payment due June 28, 2019 as required by its loan agreement with Madryn Health Partners, LP; however, this interest payment was subsequently made by the Company on July 10, 2019. On July 26, 2019, the Company and Madryn executed a waiver and amendment to the Madryn loan agreement pursuant to which, Madryn lowered the liquidity covenant from $2,000 to $200 through the earlier of August 30, 2019 and the time the Company raises $21,000 in additional equity. Madryn waived the existing events of default. In addition, the amendment to the Madryn loan agreement includes, among other changes, a requirement that the Company complete an equity financing with proceeds of $21,000 no later than August 30, 2019. Failure to comply with the revised covenants under the Madryn Loan Agreement would result in a default, which would also cause a default in the City National Bank of Florida credit facility.

As of June 30, 2019, Venus Concept was not in compliance with the minimum debt service coverage ratio under its credit facility with City National Bank of Florida. In July 2019, the Company received a one-time

Venus Concept Ltd.

Notes to the condensed consolidated financial statements (Unaudited)

(In thousands of U.S. dollars, except per share data)

waiver removing the requirement to meet the minimum debt service coverage ratio for the period ended June 30, 2019 and agreeing that future periods will not be measured until August 30, 2019. City National Bank of Florida has provided a waiver for cross defaults arising under the Madryn loan agreement through August 30, 2019.

In July 2019, the Company loaned Restoration Robotics, Inc. $2,500 of the proceeds from the issuance of the Company’s unsecured senior subordinated convertible promissory notes. The Company’s loan to Restoration Robotics, Inc. is subordinated to the Solar Loan Agreement pursuant to a subordination agreement between Solar and the Company dated June 25, 2019. The loan to Restoration Robotics, Inc. accrues interest at a rate of 8.00% per annum and matures on November 30, 2019.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

On March 15, 2019, Restoration Robotics, Venus Concept and Merger Sub entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Venus Concept with Venus Concept surviving as a wholly-owned subsidiary of Restoration Robotics. At the effective time of the merger, each Venus Concept ordinary share and preferred share outstanding immediately prior to the effective time of the merger (excluding any ordinary or preferred shares of Venus Concept that are held by, or owned by, Venus Concept, Restoration Robotics, or Merger Sub, which will remain or become treasury shares held by Venus Concept or continue to be held by Restoration Robotics, as applicable, and will not entitle the holder thereof to any payment) will be converted into the right to receive shares of Restoration Robotics common stock based on the exchange ratio. The exchange ratio, as set out in the Merger Agreement, is 8.6506 shares of Restoration Robotics common stock for each share of Venus Concept ordinary share and preferred share.

In the unaudited pro forma combined financial statements, the merger has been accounted for as a business combination using the acquisition method of accounting under the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 805, Business Combinations, or ASC 805. The merger will be accounted for as a reverse acquisition with Venus Concept being deemed the acquiring company for accounting purposes. Under ASC 805, Venus Concept, as the accounting acquirer, will record the assets acquired and liabilities assumed of Restoration Robotics in the merger at their fair values as of the acquisition date.

Venus Concept was determined to be the accounting acquirer based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to the merger, including the expectations that, immediately following the merger: (1) Venus Concept shareholders will own a substantial majority of the voting rights of the combined organization; (2) Venus Concept will designate a majority (seven of nine) of the initial members of the board of directors of the combined organization; and (3) Venus Concept’s senior management will hold most key positions in senior management of the combined organization.

Because Venus Concept has been determined to be the accounting acquirer in the merger, but not the legal acquirer, the merger is deemed a reverse acquisition under the guidance of ASC 805. As a result, upon consummation of the merger, the historical financial statements of Venus Concept will become the historical financial statements of the combined organization.

The unaudited pro forma combined balance sheet data as of March 31, 2019 gives effect to the merger as if it took place on March 31, 2019. The unaudited pro forma combined statement of operations data for the year ended December 31, 2018 and the quarter ended March 31, 2019 gives effect to the merger as if it took place on January 1, 2018. The historical financial statements of Restoration Robotics and Venus Concept have been adjusted to give pro forma effect to events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the unaudited pro forma combined statements of operations, expected to have a continuing impact on the combined results of operations of the combined organization.

The unaudited pro forma combined financial information is based on assumptions and adjustments that are described in the accompanying notes. The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be finalized. Accordingly, the pro forma adjustments reflected in the unaudited pro forma combined financial statements are preliminary and based on estimates, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing the unaudited pro forma combined financial information. Differences between the preliminary adjustments reflected in the unaudited pro forma combined financial information and the final application of the acquisition method of accounting, which is expected to be completed as soon as practicable after the closing of the merger, may arise, and those differences could have a material impact on the accompanying unaudited pro forma combined financial information and the combined organization’s future results of operations and financial position. In addition, differences between the preliminary and final adjustments will likely occur as a result of changes in fair value of the Restoration Robotics common stock and other changes in Restoration Robotics’ assets and liabilities between March 31, 2019 and the closing date of the merger.

The unaudited pro forma combined financial information does not give effect to the potential impact of operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that would have been realized had Restoration Robotics and Venus Concept been a combined organization during the specified periods.

The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the separate historical consolidated financial statements of Restoration Robotics and Venus Concept and the separate Management’s Discussion and Analysis of Financial Condition and Results of Operations. Restoration Robotics’ historical audited consolidated financial statements and Management’s Discussion of Financial Condition and Results of Operations for the years ended December 31, 2018, 2017 and 2016 are incorporated by reference in this proxy statement/prospectus. Venus Concept’s historical audited consolidated financial statements for the years ended December 31, 2018 and 2017 are included elsewhere in this proxy statement/prospectus. Restoration Robotics’ historical unaudited condensed consolidated financial statements and Management’s Discussion of Financial Condition and Results of Operations for the three months ended March 31, 2019 and 2018 are incorporated by reference in this proxy statement/prospectus. Venus Concept’s historical unaudited condensed consolidated financial statements and Management’s Discussion of Financial Condition and Results of Operations for the three months ended March 31, 2019 and 2018 are included elsewhere in this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet March 31, 2019

(in thousands)

	Venus Concept Ltd.	Restoration Robotics, Inc.	Pro Forma Merger Adjustments		Pro Forma Combined	Pro Forma Financing Adjustments		Pro Forma Combined Including Equity Commitment Letter Financing and the Restoration Robotics Note Conversion
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,304	$14,957	$—		$23,261	$19,500	G	$42,761
Accounts receivable	48,253	6,699	—		54,952	—		54,952
Inventory	19,873	5,207	260	C	25,340	—		25,340
Other current assets	4,776	1,239	—		6,015	—		6,015

	81,206	28,102	260		109,568	19,500		129,068
Property and equipment, net	3,434	1,471	—		4,905	—		4,905
Restricted cash	—	83	—		83	—		83
Long-term accounts receivable	38,156	—	—		38,156	—		38,156
Deferred tax assets	49	—	—		49	—		49
Other assets	815	166	—		981	—		981
Intangible assets	5,119	—	12,300	C	17,419	—		17,419
Goodwill	2,603	—	20,297	C	22,900	—		22,900

TOTAL ASSETS	$131,382	$29,822	$32,856		$194,060	$19,500		$213,560

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Line of credit	$6,678	$—	$—		$6,678	$—		$6,678
Accounts payable	7,521	4,193	—		11,714	—		11,714
Accrued expenses and other current liabilities	13,334	4,435	7,300	B	24,946	—		24,946
			(123)	C
Deferred revenue	3,864	1,384	146	C	5,394	—		5,394
Current portion of long-term debt	—	1,974	—		1,974	—		1,974

	31,397	11,986	7,323		50,706	—		50,706
Deferred revenue	1,630	—	—		1,630	—		1,630
Deferred tax liabilities	2,155	—	—		2,155	—		2,155
Other long-term liabilities	3,722	655	(283)	C	4,094	—		4,094
Convertible promissory notes	—	5,000	—		5,000	(5,000)	G	—
Long-term debt	60,746	17,655	—		78,401	—		78,401

TOTAL LIABILITIES	99,650	35,296	7,040		141,986	(5,000)		136,986

SHAREHOLDERS’ EQUITY
Common stock	57,108	4	(4)	C	25	3	G	28
			4	C
			(57,087)	D
			—	A
Additional paid-in capital	10,774	195,189	(195,774)	C	92,899	24,497	G	117,396
			25,038	C
			57,087	D
			585	A
Accumulated other comprehensive income	—	(14)	14	C	—	—		—
Accumulated deficit	(40,340)	(200,653)	203,838	C	(45,040)	—		(45,040)
			(585)	A
			(7,300)	B

	27,542	(5,474)	25,816		47,884	24,500		72,384
Non-controlling interest	4,190	—	—		4,190	—		4,190

TOTAL SHAREHOLDERS’ EQUITY	31,732	(5,474)	25,816		52,074	24,500		76,574

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$131,382	$29,822	$32,856		$194,060	$19,500		$213,560

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Three Months Ended March 31, 2019

(in thousands)

	Venus Concept Ltd.	Restoration Robotics, Inc.	Pro Forma Merger Adjustments		Pro Forma Combined	Pro Forma Financing Adjustments		Pro Forma Combined Including Equity Commitment Letter Financing and the Restoration Robotics Note Conversion
Revenue	$24,580	$5,394	$—		$29,974	$—		$29,974
Cost of goods sold	6,515	2,457	384	E	9,356	—		9,356

Gross profit	18,065	2,937	(384)		20,618	—		20,618
Operating expenses:
Sales and marketing	9,532	4,570	—		14,102	—		14,102
Research and development	2,061	1,488	—		3,549	—		3,549
General and administrative	8,340	3,493	—		11,833	—		11,833

Total operating expenses	19,933	9,551	—		29,484	—		29,484

Loss from operations	(1,868)	(6,614)	(384)		(8,866)	—		(8,866)
Other expense, net:
Interest expense	(1,654)	(766)	—		(2,420)	—		(2,420)
Foreign exchange loss	(697)	—	—		(697)	—		(697)
Other expense, net	—	(46)	—		(46)	—		(46)

Loss before income taxes	(4,219)	(7,426)	(384)		(12,029)	—		(12,029)
Provision for income taxes	886	14	—		900	—		900

Net loss	(5,105)	(7,440)	(384)		(12,929)	—		(12,929)
Non-controlling interest	168	—	—		168	—		168

Net loss attributable to shareholders	(5,273)	(7,440)	(384)		(13,097)	—		(13,097)

Net loss per share, basic and diluted	(0.64)	(0.18)			(0.05)			(0.05)

Weighted average shares outstanding, basic and diluted	8,281,769	40,753,012	211,163,150	F	251,916,162	31,515,152	G	283,431,313

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2018

(in thousands)

	Venus Concept Ltd.	Restoration Robotics, Inc.	Pro Forma Merger Adjustments		Pro Forma Combined	Pro Forma Financing Adjustments		Pro Forma Combined Including Equity Commitment Letter Financing and the Restoration Robotics Note Conversion
Revenue	$102,614	$21,956	$—		$124,570	$—		$124,570
Cost of goods sold	23,259	12,450	1,538	E	37,247	—		37,247

Gross profit	79,355	9,506	(1,538)		87,323	—		87,323
Operating expenses:
Sales and marketing	37,315	18,204	—		55,519	—		55,519
Research and development	7,047	8,374	—		15,421	—		15,421
General and administrative	38,360	8,834	—		47,194	—		47,194

Total operating expenses	82,722	35,412	—		118,134	—		118,134

Loss from operations	(3,367)	(25,906)	(1,538)		(30,811)	—		(30,811)
Other expense, net:
Interest expense	(5,361)	(2,224)	—		(7,585)	—		(7,585)
Foreign exchange loss	(3,266)	—	—		(3,266)	—		(3,266)
Other expense, net	—	(549)	—		(549)	—		(549)

Loss before income taxes	(11,994)	(28,679)	(1,538)		(42,211)	—		(42,211)
Provision for income taxes	2,215	47	—		2,262	—		2,262

Net loss	(14,209)	(28,726)	(1,538)		(44,473)	—		(44,473)
Non-controlling interest	750	—	—		750	—		750

Net loss attributable to shareholders	(14,959)	(28,726)	(1,538)		(45,223)	—		(45,223)

Net loss per share, basic and diluted	(1.82)	(0.86)			(0.18)			(0.16)

Weighted average shares outstanding, basic and diluted	8,206,000	33,512,181	211,253,150	F	244,765,331	31,515,152	G	276,280,482

Notes to Unaudited Pro Forma Combined Financial Statements

1.	Description of the Merger

Merger of Venus Concept and Restoration Robotics

On March 15, 2019, Restoration, Venus Concept and Merger Sub entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Venus Concept with Venus Concept surviving as a wholly-owned subsidiary of Restoration Robotics. At the effective time of the merger, each Venus Concept ordinary share and preferred share outstanding immediately prior to the effective time of the merger (excluding any ordinary or preferred shares of Venus Concept that are held by, or owned by, Venus Concept, Restoration Robotics, or Merger Sub, which will remain or become treasury shares held by Venus Concept or continue to be held by Restoration Robotics, as applicable, and will not entitle the holder thereof to any payment) will be converted into the right to receive shares of Restoration Robotics common stock based on the exchange ratio. The exchange ratio, as set out in the Merger Agreement, is 8.6506 shares of Restoration Robotics Common Stock for each Venus Concept ordinary share and preferred share.

Treatment of Stock Options and Warrants in the merger

At the effective time of the merger, each outstanding Venus Concept option and warrant, whether or not vested, to purchase ordinary shares or preferred shares, as applicable, of Venus Concept, that is unexercised immediately prior to the effective time of the merger will be converted into an option or warrant to purchase shares of Restoration Robotics common stock as determined pursuant to the exchange ratio described in more detail below. All rights with respect to each Venus Concept option or warrant will be assumed by Restoration Robotics in accordance with its terms. Accordingly, from and after the effective time of the merger, each Venus Concept option and warrant assumed by Restoration Robotics may be exercised solely for shares of Restoration Robotics common stock. The number of shares of Restoration Robotics common stock subject to each Venus Concept stock option assumed by Restoration Robotics shall be determined by multiplying (a) the number of shares of Venus Concept ordinary shares that were subject to such Venus Concept stock option, as in effect immediately prior to the effective time of the merger by (b) the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Restoration Robotics common stock. The per share exercise price for the Restoration Robotics common stock issuable upon exercise of each Venus Concept stock option assumed by Restoration Robotics shall be determined by dividing (a) the per share exercise price of Venus Concept ordinary shares subject to such Venus Concept stock option, as in effect immediately prior to the effective time of the merger, by (b) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. The conversion of the Venus Concept stock options to Restoration Robotics stock options will be treated as a modification of the awards for accounting purposes. See the section titled “Merger—Stock Options and Warrants” beginning on page 119 of this proxy statement/prospectus for further information regarding the exchange ratio.

Restoration Robotics equity awards issued and outstanding at the time of the merger will remain issued and outstanding. However, for accounting purposes, Restoration Robotics’ equity awards will be assumed to have been exchanged for equity awards of Venus Concept, the accounting acquirer. As of March 31, 2019, Restoration Robotics had outstanding stock options to purchase 3,970,513 shares of common stock, of which stock options to purchase 1,459,630 shares were vested and exercisable at a weighted average exercise price of $1.97 per share.

2.	Basis of Presentation

The accompanying unaudited pro forma combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The unaudited pro forma combined balance sheet as of March 31, 2019 was prepared using the historical balance sheets of Venus Concept and Restoration Robotics as of March 31, 2019 and gives effect to the merger as if it occurred on March 31, 2019. The unaudited pro forma combined statements of operations for the three months ended March 31, 2019 and the year ended December 31, 2018 give effect to the merger as if it occurred on January 1, 2018 and were prepared using:

•	the historical unaudited condensed consolidated financial statements of Venus Concept for the three months ended March 31, 2019;

•	the historical unaudited condensed consolidated financial statements of Restoration Robotics for the three months ended March 31, 2019;

•	the historical audited consolidated financial statements of Venus Concept for the year ended December 31, 2018; and

•	the historical audited consolidated financial statements of Restoration Robotics for the year ended December 31, 2018.

The unaudited pro forma combined financial information does not include the impacts of any revenue, cost or other operating synergies that may result from the merger or any related restructuring costs that may be contemplated.

3.	Accounting Policies

During the preparation of the accompanying unaudited pro forma combined financial information, Venus Concept was not aware of any material differences between Venus Concept’s accounting policies and the accounting policies of Restoration Robotics. Following the consummation of the merger, Venus Concept will conduct a more detailed review of Restoration Robotics’ accounting policies. As a result, Venus Concept may identify differences between the accounting policies of the two companies that, when conformed, could have had a material impact on the accompanying unaudited pro forma combined financial information.

4.	Accounting for the Merger

Immediately following the merger, Restoration Robotics stockholders are expected to own approximately 15% of the outstanding capital stock of the combined organization on a fully diluted basis, and current Venus Concept shareholders are expected to own approximately 85% of the outstanding capital stock of the combined organization on a fully diluted basis. Restoration Robotics expects that Venus Concept shareholders would be entitled to receive approximately 209,893,150 shares of Restoration Robotics common stock in connection with the merger, based on the number of Venus Concept ordinary and preferred shares outstanding as of March 31, 2019. In addition, pursuant to the terms of the Merger Agreement, Restoration Robotics will assume all outstanding stock options to purchase shares of Venus Concept ordinary shares with such stock options becoming options to purchase approximately 49,045,009 shares of Restoration Robotics common stock and all outstanding warrants to purchase shares of Venus Concept capital stock with such warrants becoming warrants to purchase approximately 2,698,987 shares of Restoration Robotics common stock. However, the actual number of shares of Restoration Robotics common stock issuable following the merger under such Venus Concept options and warrants assumed by Restoration Robotics will be determined at the closing of the merger based upon the applicable exchange ratio.

The intellectual property reflected in the pro forma financial information represents the estimated value of proprietary technology developed by Restoration Robotics, Inc. to robotize implantation of follicles during the hair implantation process which is expected to give the Company a significant advantage in the hair restoration market.

This value is estimated based on the income approach using the multi-period excess earnings method and includes the following assumptions: forecast revenue attributable to the intellectual property, the estimated life of the intellectual property and estimated annual rate of technology migration, forecast expenditures associated with maintenance of the existing intellectual property, estimated contributory asset charges, the discount rate used to present value the excess cash flow attributable to intellectual property, and the associated tax amortization benefit. These assumptions are based on historical and projected company- and industry-specific data.

The useful life of the intellectual property of 8 years represents management’s estimate of the life cycle of the proprietary technology developed by Restoration Robotics, Inc. This estimate is based on the historical experience with previous versions of the same technology and can vary depending on the rate of obsolescence of the proprietary technology developed by the Company and availability of more advanced alternative technologies.

The total estimated purchase price to be paid in the merger has been allocated to the tangible and intangible assets acquired and liabilities assumed of Restoration Robotics based on their preliminary estimated fair values as of the completion of the merger, with the excess allocated to goodwill. The following summarizes the preliminary estimate of the purchase price to be paid in the merger (in thousands, except share and per share amounts):

(in thousands, except share and per share amounts)
Estimated number of shares of the combined company to be owned by Restoration Robotics shareholders (1)	42,037,012
Multiplied by the assumed price per share of Restoration Robotics common stock (2)	$0.585

Estimated value of Restoration Robotics common stock	24,592
Estimated value of fully and partially vested stock options and warrants (3)	450

Estimated purchase price	$25,042

(1)

The final purchase price will be determined based on the number of shares of Restoration Robotics common stock that Restoration Robotics stockholders own immediately prior to the closing of the merger. For purposes of this unaudited pro forma combined financial information, the estimated number of shares of 42,037,012 represents (a) 40,767,012 shares of Restoration Robotics common stock outstanding as of March 31, 2019, (b) 270,000 shares of restricted Restoration Robotics common stock that will become vested in full upon the closing of the merger, and (c) 1,000,000 shares issued to management of Restoration Robotics as a retention bonus. Notwithstanding the adjustments described above, the estimated number of shares does not reflect changes in the number of shares of Restoration Robotics common stock that may occur from March 31, 2019 through the closing date of the merger.

(2)

The estimated purchase price was based on the last reported sale price of Restoration Robotics common stock on the Nasdaq Capital Market on May 28, 2019. The requirement to base the final purchase price on the number of shares of and fair market value of Restoration Robotics common stock outstanding immediately prior to the closing of the merger could result in a purchase price and goodwill different from that assumed in this unaudited pro forma combined financial information, and that difference may be material. A 10% increase (decrease) in the Restoration Robotics common stock price from the $0.585 per share price assumed in this unaudited pro forma combined financial information would increase (decrease) the estimated purchase price by $2.5 million, with a corresponding change to goodwill. Therefore, the estimated consideration expected to be transferred reflected in this unaudited pro forma combined financial information does not purport to represent what the actual consideration transferred will be when the merger is completed. The actual purchase price will fluctuate until the closing date of the merger, and the final valuation of the purchase consideration could differ materially from the current estimate.

(3)	The estimated value of the fully vested and partially vested stock options and warrants was based on the following assumptions:

Expected term (in years)	5.10
Risk-free interest rate	2.23%
Expected volatility	59.70%
Expected dividend rate	0.00%

Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of Restoration Robotics based on their estimated fair values as of the closing date of the merger. Because the estimated consideration to be paid by Venus Concept in the merger is more than the estimated aggregate fair values of Restoration Robotics’ net assets acquired, goodwill equal to the difference has been reflected in the unaudited pro forma combined balance sheet. Goodwill of $20.3 million determined for the purpose of this unaudited pro forma combined financial information has been calculated using preliminary estimates of the fair value of the net assets of Restoration Robotics as of March 31, 2019. The final determination of the amount of goodwill will be based on (1) the final determination of the fair values of the net assets of Restoration Robotics acquired as of the closing date of the merger and (2) the fair value of purchase consideration on the closing date of the merger, both of which could be materially different from the amounts as of March 31, 2019.

For the purposes of these unaudited pro forma combined financial statements, the intellectual property acquired has been valued using a discounted cash flow analysis. The useful life of the intellectual property was determined based on management’s estimate of the product life cycle, the absence of like products in the market and various other competitive and regulatory factors. Significant changes to the key assumptions used in the discounted cash flow could result in different fair values of intellectual property at each valuation date.

The following summarizes the preliminary allocation of the estimated purchase price to be paid in the merger as if it had been completed on March 31, 2019 (in thousands):

Cash and cash equivalents	$14,957
Other current assets	13,405
Property and equipment, net	1,471
Intellectual property	12,300
Other non-current assets	249
Goodwill	20,297
Current liabilities	(12,635)
Long-term debt, including current portion	(24,629)
Other non-current liabilities	(372)

$25,042

The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. The purchase price allocation will remain preliminary until Venus Concept management determines the fair values of assets acquired and liabilities assumed upon the closing of the merger.

The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger and will be based on the fair values of the assets acquired and liabilities assumed as of the closing date of the merger. The final amounts allocated to assets acquired and liabilities assumed could differ materially from the amounts presented in the unaudited pro forma combined financial statements.

5.	Shares of Restoration Common Stock Issued to Venus Stockholders upon Closing of the Merger

As part of the merger, all outstanding shares of Venus Concept capital stock will be converted into shares of Restoration Robotics common stock. Based on the 8,282,309 shares of Venus Concept ordinary shares and the 15,981,112 shares of Venus Concept preferred shares outstanding as of March 31, 2019, and based on the exchange ratio determined in accordance with the terms of the Merger Agreement of 8.6506, Restoration Robotics expects to issue approximately 209,893,150 shares of Restoration Robotics common stock in the merger, determined as follows:

Venus Concept Ordinary Shares outstanding as of December 31, 2018	8,282,309
Venus Concept Preferred Shares outstanding as of December 31, 2018	15,981,112

Total Venus Concept Capital Stock outstanding as of December 31, 2018	24,263,421
Assumed Stock Exchange Ratio	8.6506

Estimated shares of Restoration Robotics Common Stock issued to Venus Concept Shareholders upon closing	209,893,150

In addition, in connection with the merger, Restoration Robotics will assume all of the outstanding options and warrants to acquire Venus Concept capital stock and such options and warrants will become exercisable for shares of Restoration Robotics common stock following the merger. See Note 4.

6.	Pro Forma Adjustments

The unaudited pro forma condensed combined financial statements include pro forma adjustments that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the results of operations of Venus Concept. Based on Venus Concept’s management’s review of Restoration Robotics’ summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of Restoration Robotics to conform to the accounting policies of Venus Concept are not expected to be significant.

The following pro forma adjustments included in the pro forma condensed combined balance sheet assume that the merger was consummated on March 31, 2019 and are based on preliminary estimates that could change materially as additional information is obtained.

A.	To reflect 1,000,000 shares issued to management of Restoration Robotics as a retention bonus incentive. The additional shares are also included in the calculation of the estimated purchase price.

B.

To reflect accrual for costs that are directly related to the closing of the merger, representing estimated transaction costs of approximately $2.6 million for Restoration and approximately $4.7 million for Venus.

C.

To reflect application of purchase accounting under the acquisition method and the elimination of Restoration Robotics’ historical stockholders’ equity balances, including additional paid-in capital and accumulated deficit, after considering the effects of the pro forma adjustments described in items A and B that are attributable to Restoration Robotics. See Note 4.

D.

To reflect a decrease in Common Stock and an increase in Additional Paid-in Capital representing the issuance of 209,893,150 shares of Restoration Robotics common stock to Venus Concept shareholders in connection with the merger. See Note 5.

The following pro forma adjustment included in the pro forma condensed combined statement of operations assumes that the merger was consummated on January 1, 2018 and is based on preliminary estimates that could change materially as additional information is obtained.

E.	To reflect additional amortization of approximately $0.4 million for the three months ended March 31, 2019 and $1.5 million for the year ended December 31, 2018 related to the acquired intellectual property. The intellectual property is estimated to have an economic life of 8 years as of the acquisition date.

F.

To reflect the estimated shares of Restoration Robotics common stock issued to Venus Concept shareholders upon closing of the merger (see Note 4), the shares of Restoration Robotics common stock issued for the restricted stock award that will become fully vested upon the closing of the merger, and the shares issued to management of Restoration Robotics as a retention bonus incentive.

The following pro forma adjustment reflects the effect of the anticipated equity financing of $21 million on the pro forma condensed combined financial statements.

G.

To reflect the anticipated $21 million concurrent financing net of estimated transaction costs of $1.5 million. The price per share of the financing is expected to be $0.825, resulting in the issuance of approximately 25,454,546 shares. The financing is a “Qualified Financing” for the purposes of two convertible promissory notes issued on February 28, 2019 with a combined total of $5.0 million. As a result, these notes will convert to Restoration Robotics common stock at the same price per share as the concurrent financing, resulting in the issuance of approximately 6,060,606 shares.

Annex A

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

RESTORATION ROBOTICS, INC.,

RADIANT MERGER SUB LTD.

and

VENUS CONCEPT LTD.

Dated as of March 15, 2019

A-i

A-ii

EXHIBIT A	Definitions
EXHIBIT B	Radiant Voting Agreement
EXHIBIT C	Company Voting Agreement
EXHIBIT D	Radiant Lock-Up Agreement
EXHIBIT E	Company Lock-Up Agreement
EXHIBIT F	Equity Commitment Letter
EXHIBIT G	Articles of Association of Merger Sub

A-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of March 15, 2019, by and among RESTORATION ROBOTICS, INC., a Delaware corporation (“Radiant”), RADIANT MERGER SUB LTD., a company organized under the laws of Israel and a direct, wholly-owned subsidiary of Radiant (“Merger Sub”), and VENUS CONCEPT LTD., a company organized under the laws of Israel (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Radiant and the Company intend to merge Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations thereunder, the “ICL”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Radiant.

B. For U.S. federal income tax purposes, Radiant, Merger Sub and the Company intend that (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) this Agreement will constitute a “plan of reorganization” for purposes of Section 354 and 361 of the Code, and within the meaning of Section 1.368-2(g) of the Treasury Regulations, and Radiant and the Company shall file the statement required by Section 1.368-3(a) of the Treasury Regulations, and (iii) Radiant, Merger Sub and the Company will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

C. The Board of Directors of Radiant (i) has determined that the Merger is advisable, and in the best interests of Radiant and its shareholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Radiant Common Stock to the security holders of the Company pursuant to the terms of this Agreement and to the investors pursuant to the Equity Commitment Letter, and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that the shareholders of Radiant vote to approve the issuance of shares of Radiant Common Stock to the security holders of the Company pursuant to the terms of this Agreement and to the investors pursuant to the Equity Commitment Letter, and such other actions as contemplated by this Agreement.

D. The Board of Directors of Merger Sub (i) has determined that the Merger is advisable, fair and in the best interests of Merger Sub and its sole shareholder, (ii) has approved this Agreement, the Merger, and the other actions contemplated by this Agreement and has deemed this Agreement advisable, fair and in the best interests of Merger Sub and its sole shareholder, (iii) has determined that, considering the financial conditions of the merging companies, no reasonable concern exists that the Surviving Company (as defined below) will be unable to fulfill the obligations of the Company or Merger Sub, as applicable, to its creditors, and (iv) has determined to recommend that the sole shareholder of Merger Sub vote to approve the Merger and such other actions as contemplated by this Agreement.

E. The Board of Directors of the Company (i) has determined that the Merger is advisable, fair and in the best interests of the Company and its shareholders, (ii) has approved this Agreement, the Merger and the other actions contemplated by this Agreement and has deemed this Agreement advisable, fair and in the best interests of the Company and its shareholders, (iii) has determined that, considering the financial conditions of the merging companies, no reasonable concern exists that the Surviving Company (as defined below) will be unable to fulfill the obligations of the Company or Merger Sub, as applicable, to its creditors and (iv) has determined to recommend the approval and adoption of this Agreement and the approval of the Merger to the shareholders of the Company.

F. In order to induce the Company to enter into this Agreement and to cause the Merger to be consummated certain shareholders of Radiant listed on Schedule I-B hereto, are executing voting agreements in favor of the Company concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit B (the “Radiant Voting Agreements”).

G. In order to induce Radiant and Merger Sub to enter into this Agreement and to cause the Merger to be consummated, certain shareholders of the Company listed on Schedule I-C hereto, are executing voting agreements in favor of Radiant concurrently with the execution and delivery of this Agreement in substantially the form attached hereto as Exhibit C (the “Company Voting Agreements” and, together with the Radiant Voting Agreements, the “Voting Agreements”).

H. In order to induce the Company to cause the Merger to be consummated, certain of Radiant’s executive officers, directors and shareholders of Radiant listed on Schedule I-D are executing lock-up agreements in favor of the Company concurrently with the execution and delivery of this Agreement relating to sales and certain other dispositions of shares of Radiant Common Stock and certain other securities after the Closing in substantially the form attached hereto as Exhibit D (the “Radiant Lock-up Agreements”).

I. In order to induce Radiant and Merger Sub to cause the Merger to be consummated, certain holders of Company Share Capital listed on Schedule I-E are executing lock-up agreements in favor of Radiant concurrently with the execution and delivery of this Agreement relating to sales and certain other dispositions of Radiant Common Stock and certain other securities after the Closing in substantially the form attached hereto as Exhibit E (the “Company Lock-up Agreements” and together with the Radiant Lock-Up Agreements, the “Lock-Up Agreements”).

J. Immediately prior to the execution and delivery of this Agreement, and as a condition of the willingness of Radiant, Merger Sub and the Company to enter into this Agreement, certain investors have executed the Equity Commitment Letter, in the form attached hereto as Exhibit F, with Radiant and the Company, pursuant to which such investors have agreed to purchase shares of Radiant Common Stock immediately following, but contingent upon, the Closing in connection with the Radiant Post-Closing Financing.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1 Structure of the Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time (as defined in Section 1.2), Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger), and the separate existence of Merger Sub shall cease. The Company will continue as the surviving company in the Merger (the “Surviving Company”).

1.2 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1 of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Section 6, Section 7 and Section 8 of this Agreement, the consummation of the Merger (the “Closing”) shall take place at the offices of Gornitzky & Co., 45 Rothschild Boulevard, Tel-Aviv 6578403, Israel, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 6, Section 7 and Section 8, other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Radiant and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Radiant shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger which shall inform the Companies Registrar that all conditions to the Merger under the ICL and this Agreement have been met and set forth the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”). The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (such date and time being hereinafter referred to as the “Effective Time”).

1.3 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the ICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Radiant, Merger Sub, the Company or any shareholder of the Company, (a) the Company will become a direct wholly-owned subsidiary of Radiant, (b) the Company will continue to be governed by the laws of the State of Israel, (c) the Company will maintain a registered office in the State of Israel, (d) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (e) all the properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and (f) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

1.4 Articles of Association; Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the articles of association of the Surviving Company, shall be, subject to and conditioned upon the consummation of the Merger, amended and restated, by means of Company shareholder action, to be in the form attached hereto as Exhibit G, until thereafter amended as provided by the ICL and such articles of association;

(b) the Radiant Charter shall be the certificate of incorporation of Radiant immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Radiant shall file one or more amendments to its certificate of incorporation, to the extent approved by the holders of Radiant Common Stock as contemplated by Section 5.2, to (i) change the name of Radiant to a name mutually agreed upon by Radiant and the Company in good faith (ii) effect the Reverse Stock Split, and (iii) make such other changes as are mutually agreeable to Radiant and the Company.

1.5 Effect of the Merger on Share Capital; Exchange of Certificates.

(a) Effect on Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Radiant, Merger Sub, the Company or the holders of any securities of the Company or Merger Sub:

(i) Conversion of Company Ordinary Shares and Company Preferred Shares. Subject to the remaining provisions of this Section 1.5, each Company Ordinary Share and each Company Preferred Share issued and outstanding immediately prior to the Effective Time (other than shares described in Section 1.5(a)(ii)) shall be deemed to have been transferred to Radiant solely in consideration for the right to receive from Radiant, in accordance with the terms of this Agreement, 8.6506 validly issued, fully paid and nonassessable shares of Radiant Common Stock (such ratio, as such number may be adjusted in accordance with the provisions of this Section 1.5, the “Exchange Ratio” and such shares of Radiant Common Stock, the “Merger Consideration”), in each case without interest. Each Company Ordinary Share and each Company Preferred Share shall be deemed to have been transferred to Radiant solely in consideration for the right to receive the Merger Consideration as provided in this Section 1.5(a)(i), shall no longer be held by the applicable former Company shareholder and shall be deemed to have been transferred to Radiant, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”), which immediately prior to the Effective Time represented such Company Ordinary Shares or Company Preferred Shares, shall cease to have any rights with respect to such Company Ordinary Shares and Company Preferred Shares other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 1.6, the Merger Consideration as set forth above.

(ii) Treasury Stock (Dormant Shares) and Radiant-Owned Company Share Capital. No consideration or payment shall be due or delivered with respect to any and all Company Share Capital held by the Company as treasury stock (dormant shares) or held directly by Radiant or Merger Sub immediately prior to the Effective Time.

(iii) Share Capital. Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall cease to exist at the Effective Time and no consideration or payment shall be due or delivered thereof or in respect thereof. Each share of the Company issued and outstanding immediately prior to the Effective Time shall by virtue of the shareholder action set forth in Section 1.4(a), subject to and conditioned upon the consummation of the Merger, be reclassified at the Effective Time into an ordinary share of the Surviving Company par value NIS 0.001 each.

(iv) Fractional Shares. No fraction of a share of Radiant Common Stock will be issued in connection with the Merger, and any fractional shares will be rounded down to the nearest whole share. Company Shareholders will not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a shareholder of Radiant with respect to any such fraction of a share that would have otherwise been issued to such Company Shareholder.

(b) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and up to and including the Effective Time, any change in the number or type of outstanding shares of Radiant Common Stock or Company Share Capital shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of Company Share Capital the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 1.5(b) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(c) Treatment of Company Options and Company Warrants. Each Company Option and each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time will be treated in accordance with Section 5.4.

1.6 Payment Procedures.

(a) Designation of Exchange Agent; Deposit of Exchange Fund. Prior to the Closing, Radiant shall enter into one or more exchange agreements in customary form and reasonably satisfactory to the Company with one or more of the transfer agent of Radiant, the transfer agent of the Company or another financial institution or trust company designated by Radiant that is recognized in Israel and the United States and reasonably acceptable to the Company (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 1.5(a)(i) and to assist, inter alia, in obtaining any requisite residency certificate and/or other declaration for Tax withholding purposes and/or such other documentation as may be required to be delivered pursuant to the Withholding Tax Ruling or the Options Tax Ruling, as applicable. Prior to or substantially concurrently with the Effective Time, Radiant shall deposit or cause to be deposited with the Exchange Agent, for payment to the holders of Company Share Capital (excluding Company Ordinary Shares issued upon previous exercise or settlement of Company 102 Options and held by the 102 Trustee (“Company 102 Shares”) in respect of which payment shall, subject to the Options Tax Ruling, be transferred directly to the 102 Trustee)

in accordance with this Section 1 through the Exchange Agent, book-entry shares representing the full number of whole shares of Radiant Common Stock issuable pursuant to Section 1.5(a)(i) in exchange for outstanding Company Share Capital (such aggregate number of shares of Radiant Common Stock, together with any such dividends or other distributions with respect thereto, the “Exchange Fund”). In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 1.5(a)(i), Radiant shall promptly deposit, or cause to be deposited, additional shares, with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 1.6.

(b) Payment Procedures with Respect to Company Share Capital.

(i) Promptly following the Effective Time, and in no event later than the third (3rd) Business Day thereafter, Radiant shall cause the Exchange Agent to mail to each holder of record of Certificates and Book-Entry Shares as of immediately prior to the Effective Time, in each case, whose shares were deemed transferred to Radiant solely in consideration for the right to receive the Merger Consideration pursuant to Section 1.5(a)(i) (in each case, other than Company 102 Shares which, for the avoidance of doubt, will be eligible to receive the applicable Merger Consideration pursuant to Section 1.6(f) not this Section 1.6(b)), (A) in the case of such holders of Certificates, a letter of transmittal in customary form and reasonably satisfactory to the Company, Radiant and the Exchange Agent (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 1.7 below), to the Exchange Agent), (B) a declaration in which the beneficial owner of Company Share Capital provides certain information necessary for Radiant and the Exchange Agent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (subject to the provisions of Section 1.6(f), Section 1.10 and Sections 5.10(d), (e) and (f)), the Code, or any applicable provision of state, local, Israeli, U.S. or foreign Law and (C) instructions for use in effecting the surrender of the Certificates and Book-Entry Shares in exchange for the number of shares of Radiant Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificates and/or Book-Entry Shares pursuant to Section 1.5(a)(i).

(ii) In the case of Certificates, upon surrender of a Certificate for cancellation (or delivery of an affidavit of loss in lieu thereof) to the Exchange Agent, together with a letter of transmittal, the declaration for Tax withholding purposes and/or a Valid Tax Certificate, in each case, duly completed and validly executed in accordance with the instructions thereto, the Withholding Tax Ruling and Section 1.10, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor, and Radiant shall cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable the number of shares of Radiant Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 1.5(a)(i).

(iii) In the case of Book-Entry Shares, upon receipt of the declaration for Tax withholding purposes and/or a Valid Tax Certificate and/or any other relevant documentation, in each case, duly completed and validly executed in accordance with the instructions thereto, the Withholding Tax Ruling and Section 1.10, and such other documents as may be required pursuant to such instructions, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor, and Radiant shall cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable the number of shares of Radiant Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 1.5(a)(i).

(iv) Until surrendered, in the case of a Certificate, or in the case of a Book-Entry Share, in each case, as contemplated by this Section 1.6(b), each Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration as contemplated by this Section 1.6(b). The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) and make such payments and deliveries with respect to Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable hereunder. Radiant shall cause the Exchange Agent to accept such Certificates and transferred Book-Entry Shares upon compliance with the foregoing exchange procedures. Notwithstanding anything to the contrary in this Section 1.6(b), any Merger Consideration payable in respect of Company 102 Shares shall be, subject to the Options Tax Ruling, transferred by Radiant to the 102 Trustee in accordance with Section 1.6(f).

(c) If any payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share so surrendered is registered, it shall be a condition precedent of payment that (i) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer (or the Book-Entry Share so surrendered shall be in proper form for transfer) and (ii) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share (as applicable) surrendered or shall have established to the reasonable satisfaction of Radiant that such Tax either has been paid or is not required to be paid.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to Radiant or its designee upon demand, and any such holders prior to the Merger who have not theretofore complied with this Section 1 shall thereafter look only to Radiant as general creditors thereof for payment, without interest, of their claims for Merger Consideration.

(e) No Liability. None of Radiant, Merger Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any shares of Radiant Common Stock, or dividends or distributions with respect thereto, delivered to a Governmental Authority pursuant to and as required by any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered or Book-Entry Share not paid, in each case, in accordance with Section 1.6(b)(i), immediately prior to the date on which any Merger Consideration, or dividends or distributions with respect thereto, in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration, or dividends or distributions with respect thereto, in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Radiant free and clear of all claims or interest of any Person previously entitled thereto.

(f) Payment Procedures with Respect to Company 102 Shares. Immediately after the Effective Time, subject to the Options Tax Ruling, Radiant shall transfer the aggregate Merger Consideration with respect to Company 102 Shares to the 102 Trustee, on behalf of the holders of Company 102 Shares, in accordance with Section 102 of the Ordinance and the Options Tax Ruling (the “102 Amount”). The 102 Amount shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the Options Tax Ruling and shall be released by the 102 Trustee to the beneficial holders of the Company 102 Shares in accordance with the terms and conditions of Section 102 of the Ordinance, the Options Tax Ruling, and the trust agreement between the Company and the 102 Trustee.

1.7 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed or is missing, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, destroyed or missing, in a form reasonably satisfactory to Radiant, and, if required by the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as the Exchange Agent may require, as indemnity against any claim that may be made against Radiant with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen, destroyed or missing Certificate the Merger Consideration and any other required amounts to which the holder thereof is entitled pursuant to this Section 1.

1.8 Transfers; No Further Ownership Rights. From and after the Effective Time, all issued and outstanding Company Share Capital shall automatically be deemed to have been transferred to Radiant, and each holder of a Certificate or Book-Entry Share theretofore representing any Company Share Capital shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender or acknowledgment of the conversion or deemed transfer thereof in accordance with the provisions of Section 1.5(a)(i). The Merger Consideration paid in accordance with the terms of this Section 1 shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Share Capital. From and after the Effective Time, there shall be no registration of transfers on the shareholders register of the Company of Company Share Capital immediately prior to the Effective Time of Company Share Capital that was outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Company, Radiant or the Exchange Agent following the Effective Time, they shall be deemed to have been transferred to Radiant as of the Effective Time against delivery of the Merger Consideration and other required amounts, as provided for in Section 1.5(a)(i), for the Company Share Capital formerly represented by such Certificates or Book-Entry Shares.

1.9 Further Action. If, at any time after the Effective Time, any further action is determined by Radiant or the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company or Radiant with full right, title and possession of and to all rights and property of Merger Sub and the Company with respect to the Merger, the officers and managers of Radiant shall be fully authorized (in the name of Merger Sub, the Company, the Surviving Company and otherwise) to take such action.

1.10 Withholding Tax.

(a) Each of Radiant, Merger Sub, the Surviving Company, the 102 Trustee and the Exchange Agent (each, a “Withholding Payor”) shall deduct and withhold from the Merger Consideration otherwise payable in connection with the transactions contemplated by this Agreement such amounts as shall be reasonably determined by Radiant according to any applicable law that each Withholding Payor is required to deduct and withhold under the Withholding Tax Ruling and the Options Tax Ruling or under any applicable Tax Law with respect to (i) the payment or delivery of the Merger Consideration in accordance with Section 1 to each holder of Company Share Capital and (ii) the securities that each holder of Company Options or Company Warrants receives in accordance with Section 5.4. With respect to the withholding of Israeli Tax, in the event any holder of record of Company Share Capital or Company Options or Company Warrants provides the Withholding Payor with a Valid Tax Certificate issued by the ITA regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration payable to such holder of record of Company Share Capital, Company Options or Company Warrants, as applicable, shall be made only in accordance with the provisions of such Valid Tax Certificate. To the extent amounts are so withheld, they shall be subsequently paid over to the appropriate Governmental Authority on or prior to the last day on which such payment is required under any applicable Law. To the extent any Withholding Payor withholds any amounts, such Withholding Payor shall provide the affected Person, as soon as practicable, with (i) confirmation of such withholding, and (ii) evidence regarding payment to of such withheld amounts to the appropriate Governmental Authority. To the extent that amounts are so withheld by a Withholding Payor and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such affected Person in respect of which such deduction and withholding was made.

(b) Notwithstanding the provisions of Section 1.10(a) with respect to Israeli Taxes and subject to the provisions of Withholding Tax Ruling or the Options Tax Ruling, as applicable, the consideration payable to each holder of Company Share Capital, Company Options or Company Warrants (other than the 102 Trustee with respect to Company 102 Options and Company 102 Shares) shall be retained by the Exchange Agent for a period of up to the later of: (i) one hundred eighty (180) days from Closing and (ii) the date upon which shares comprising the Merger Consideration shall be registered pursuant to the Registration Statement (the “Withholding Drop Date”) (during which time no Withholding Payor shall make any payments to any holder of Company Share Capital, Company Options or Company Warrants (other than to the 102 Trustee) or withhold any Israeli Taxes in respect of said consideration, except as instructed by the ITA, including via the Withholding Tax Ruling or the Options Tax Ruling, as applicable). If no later than five (5) Business Days prior to the Withholding Drop Date a Valid Tax Certificate is delivered to the Withholding Payor, then, subject to as may be otherwise instructed by the ITA, including by way of the Withholding Tax Ruling or the Options Tax Ruling, as applicable, with respect to the affected holders, the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate (and, unless otherwise provided in the Withholding Tax Ruling or the Options Tax Ruling, as applicable, together with such Valid Tax Certificate the holder of Company Share Capital, Company Options or Company Warrants shall deliver an amount in cash equal to the amount of the applicable withholding Tax) and the balance of the payment that is not withheld shall be paid to such holders subject to any non-Israeli withholding which is applicable to the payment (if any). If any such holder (i) does not provide the Withholding Payor with or is not the subject of a Valid Tax Certificate, by no later than five (5) Business Days before the Withholding Drop Date, or (ii) submits a written request to the Withholding Payor to release its portion of the consideration prior to the Withholding Drop Date (together with an amount in cash equal to the amount of the applicable withholding Tax) and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such holder’s portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Radiant in accordance with applicable Law increased by interest plus linkage differences, as defined in Section 159A of the Ordinance, for the period between the fifteenth (15th) day of the calendar month following the month during which the Closing occurs and the time the relevant payment is made, and calculated in NIS based on a $ to NIS exchange rate not lower than the effective exchange rate at the Closing Date as reasonably determined by the Withholding Payor in consultation with the Exchange Agent and otherwise deducted, withheld and paid in accordance with Section 1.10(a). If the amount in cash as aforesaid was not provided by such holder, in the event such shares so withheld have been registered pursuant a Registration Statement under the United States securities laws, then the Exchange Agent shall be entitled to sell such shares and remit the proceeds therefrom to the ITA, all in accordance with the Withholding Tax Ruling and the Ordinance. To the extent that amounts are so withheld by a Withholding Payor and in due course paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such affected Person in respect of which such deduction and withholding was made.

1.11 Appraisal Rights. In accordance with Israeli law, no statutory dissenters’ or statutory appraisal rights shall be available with respect to the Merger or the Contemplated Transactions.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Radiant and Merger Sub as follows, except as set forth in the written disclosure schedule delivered by the Company to Radiant (the “Company Disclosure Schedule”). The Company Disclosure Schedule shall be arranged in parts and subparts corresponding to the numbered and lettered Sections and subsections contained in this Section 2. The disclosures in any part or subpart of the Company Disclosure Schedule shall qualify other Sections and subsections in this Section 2 only to the extent it is reasonably apparent from the face of the disclosure that such disclosure is applicable to such other Sections and subsections herein.

2.1 Organization. The Company is a private company, duly organized and validly existing under the Laws of the State of Israel and is not a “defaulting company” as defined under the ICL, and each of the Company’s Subsidiaries is a corporation or legal entity validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization. The Company and each of its Subsidiaries have all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company and each of its Subsidiaries are duly licensed or qualified to do business, to the extent applicable, and each is, to the extent applicable, in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and, to the extent applicable, in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

2.2 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of the Company consists of 83,856,877 Company Ordinary Shares, 2,192,736 Company Preferred A Shares, 4,714,034 Company Preferred B Shares, 8,015,320 Company Preferred C Shares, 98,807 Company Preferred C-1 Shares and 1,122,216 Company Preferred D Shares. As of the date of this Agreement, there are 8,282,309 Company Ordinary Shares issued and outstanding, 2,192,736 Company Preferred A Shares issued and outstanding, 4,564,034 Company Preferred B Shares issued and outstanding, 8,003,319 Company Preferred C Shares issued and outstanding, 98,807 Company Preferred C-1 Shares issued and outstanding and 1,122,216 Company Preferred D Shares issued and outstanding. As of the date of this Agreement, there are no Company Ordinary Shares and no Company Preferred Shares which are dormant or held in the treasury of the Company. The Company has no Company Ordinary Shares or Company Preferred Shares reserved for issuance other than as described above and in Section 2.2(b) and Section 2.2(d) below. The outstanding Company Ordinary Shares and Company Preferred Shares have been duly authorized and are validly issued, fully paid and nonassessable, and were not issued in violation of the material terms of any agreement or understanding binding upon the Company at the time at which they were issued and were issued in compliance with the Company Charter in effect upon such issuance and in accordance with all applicable Laws. Other than as set forth in Sections 2.2(a) and 2.2(b) of the Company Disclosure Schedule the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for the Company to issue, deliver, or sell, or cause to be issued, delivered, or sold any Company Ordinary Shares or any other equity security of the Company or any Subsidiary of the Company or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase, or otherwise receive any Company Ordinary Shares or any other equity security of the Company or any Subsidiary of the Company or obligating the Company or any such Subsidiary to grant, extend, or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or any other similar agreements. Other than as set forth in Section 2.2(a) of the Company Disclosure Schedule or as contemplated by this Agreement, there are no registration rights, repurchase or redemption rights, anti-dilution rights, voting agreements, voting trusts, preemptive rights or contractual restrictions on transfer relating to any share capital of the Company. Other than the Company Charter and as set forth in Section 2.2(a) of the Company Disclosure Schedule, the Company is not a party to or bound by or subject to any shareholder agreement or other agreement governing the affairs of the Company or the relationships, rights and obligations of shareholders and is not subject to a shareholder rights plan or similar plan. Except as disclosed in Section 2.2(a) of the Company Disclosure Schedule, there are no agreements, arrangements or understandings among holders of any of the Share Capital of the Company with respect to Radiant Common Stock which would cause such shareholders to be deemed a group for purposes of Section 13(d) of the Exchange Act after the Effective Time. As of the date of this Agreement, there are 6,785,900 Company Ordinary Shares authorized for issuance under the Company Option Plan, of which: (i) 5,744,050 Company Ordinary Shares are issuable upon exercise of all outstanding Company Options, subject to vesting restrictions and subject to adjustment on the terms set forth in the Company Option Plan, (ii) 982,133 Company Ordinary Shares were issued prior to the Effective Date upon exercise of Company Options; and (ii) 59,717 Company Ordinary Shares remain available for issuance under the Company Option Plan. Section 2.2(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of all issued and outstanding Company Ordinary Shares and Company Preferred Shares, on a holder-by-holder basis and with respect to affiliated partnerships, on a group by group basis.

(b) Section 2.2(b) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of (i) the name of the holder of each Company Option, (ii) the date each Company Option was granted, (iii) the number and type of securities subject to each such vested or unvested Company Option, (iv) the expiration date of each such Company Option, (v) the number of vested Company

Options, (vi) the price at which each such Company Option (or each component thereof, if applicable) may be exercised, (vii) the number of shares of Company Ordinary Shares issuable upon the exercise of such, or upon the conversion of all securities issuable upon the exercise of such, Company Options, (viii) the vesting schedule of each Company Option granted to Key Employees and (ix) whether such Company Option is non-qualified, or qualifies as a Company 102 Option or is subject to Tax pursuant to Section 3(i) of the Ordinance. To the Knowledge of the Company, each Company Option intended to qualify for a preferential tax rate under Section 102 of the Ordinance so qualifies. All Company 102 Options have been deposited with the 102 Trustee in accordance with the requirements of Section 102 of the Ordinance and applicable Law. To the Knowledge of the Company, each grant of a Company Option was duly authorized by all necessary corporate action, including, as applicable, approval by the Board of Directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or by unanimous written consent, and to the Knowledge of the Company the award agreement governing such grant (if any) was executed and delivered by each party thereto. The Company does not have any outstanding restricted stock or restricted stock units.

(c) As of the date of this Agreement, there are no shares of the Company Share Capital outstanding subject to any vesting schedule or subject to a repurchase option or risk of forfeiture.

(d) As of the date of this Agreement, there are issuable upon exercise of all outstanding Company Warrants, 150,000 shares of Company Ordinary Shares and 162,000 shares of Company Preferred Shares, out of which 150,000 are Company Preferred B Shares and 12,000 are Company Preferred C Shares. Section 2.2(d) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of (i) the name of the holder of each Company Warrant, (ii) the date each Company Warrant was issued, (iii) the number and type of securities subject to each such Company Warrant, (iv) the price at which each such Company Warrant (or each component thereof, if applicable) may be exercised, (v) the number of shares of Company Ordinary Shares or Company Preferred Shares issuable upon the exercise of such Company Warrant and (vi) whether any consent of the holders of Company Warrants shall be required to effect the transactions under Section 5.4(b) below, at the Effective Time.

(e) Section 2.2(e) of the Company Disclosure Schedule lists each Subsidiary of the Company as of the date of this Agreement and indicates for each such Subsidiary as of such date (i) the percentage of equity securities owned or controlled, directly or indirectly, by the Company and (ii) the jurisdiction of incorporation or organization. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for it to issue, deliver, or sell, or cause to be issued, delivered, or sold any of its equity securities or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or other similar agreements. There are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem, or otherwise acquire any of its capital stock or other equity interests. Other than as set forth in Section 2.2(e)(ii) of the Company Disclosure Schedule, all of the shares of capital stock of each of the Company’s Subsidiaries (i) have been duly authorized and are validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable, (ii) are owned by the Company free and clear of any claim, lien, Encumbrance (other than Permitted Encumbrances), or agreement with respect thereto, (iii) were not issued in violation of the material terms of any agreement or understanding binding upon the Company or any of its Subsidiaries at the time at which they were issued and (iv) were issued in compliance with the applicable governing documents and all applicable Laws.

2.3 Authority. The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereunder and to perform its obligations hereunder. The Board of Directors of the Company (a) has determined that the Merger is advisable, fair and in the best interests of the Company and its shareholders, (b) has approved this Agreement, the Merger and the Contemplated Transactions and has deemed this Agreement advisable, fair and in the best interests of the

Company and its shareholders, (c) has determined that, considering the financial conditions of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company or Merger Sub, as applicable, to its creditors, (d) has approved and determined to recommend the approval and adoption of this Agreement and the approval of the Merger to the shareholders of the Company; and (e) has duly authorized the execution and delivery of each of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby. Except as otherwise explicitly provided in this Agreement, no other proceedings on the part of the Company are necessary to approve and authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the Contemplated Transactions, other than the Company Shareholder Approval. This Agreement and each Ancillary Agreement to which it is a party has been duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by Radiant, this Agreement and the Ancillary Agreements to which it is a party constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, subject to: (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of Law governing specific performance, injunctive relief and other equitable remedies.

2.4 Non-Contravention; Consents.

(a) Except as set forth in Section 2.4 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements and the performance by the Company of the transactions contemplated by this Agreement and the Ancillary Agreements do not and will not: (i) violate or result in a violation of, conflict with or constitute or result in a material default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any Company Material Contract, permit, license or authorization to which the Company is a party or by which its assets are bound, (ii) violate or result in a violation of, conflict with or constitute or result in a default (whether after the giving of notice, lapse of time or both) under, or accelerate any obligation under, any provision of the Company’s or its Subsidiaries’ organizational documents; or (iii) subject to obtaining the Company Shareholder Approval and compliance with the requirements set forth in Section 2.4(b), violate or result in a violation of, or constitute a default by the Company (whether after the giving of notice, lapse of time or both) under, any provision of any Law or any order of, or any restriction imposed by, any court or Governmental Authority applicable to the Company or any of its Subsidiaries, provided however, that in the cases of clause (i) and (iii) of this Section 2.4(a), except for any such conflicts, violations, defaults, terminations, cancellations, accelerations or losses that, individually or in the aggregate, are not material.

(b) Except as set forth in Section 2.4 of the Disclosure Schedule, no material consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with any Governmental Authority is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Contemplated Transactions, except for: (i) obtaining the Company Shareholder Approval; (ii) the filings and notifications required by the ICL; (iii) receipt of a Certificate of Merger from the Companies Registrar in accordance with the ICL; (iv) such consents, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities laws and the laws of any foreign country and (v) such other consents, licenses, permits, orders, authorizations, filings, approvals and registrations which, if not obtained or made, have not had, and would not reasonably be expected to result in a Company Material Adverse Effect.

2.5 Financial Statements. Section 2.5 of the Company Disclosure Schedule includes true and complete copies of the Company’s audited consolidated balance sheet as of December 31, 2017 and the related consolidated audited statements of operations, cash flows and shareholders equity for the twelve months ended December 31, 2017, together with the notes thereto and the reports and opinions of Deloitte & Touche relating thereto, and the unaudited balance sheet of the Company as of December 31, 2018 and the related unaudited statements of operations, cash flow and shareholders’ equity for the twelve-months’ period then ended

(collectively, the “Company Financial Statements”). Except as set forth in Section 2.5 of the Company Disclosure Schedule, the Company Financial Statements (a) were prepared in accordance with GAAP applied on a consistent basis (unless otherwise noted therein) throughout the periods indicated and (b) fairly present, in all material respects, the financial condition and operating results of the Company and its Subsidiaries as of the dates and for the periods indicated therein (except that the unaudited financial statements do not contain footnotes and are subject to normal and recurring year-end adjustments, which will not, individually or in the aggregate, be material). The unaudited balance sheet of the Company as of December 31, 2018 is hereinafter referred to as the “Company Balance Sheet.”

2.6 Absence of Changes. Except as set forth in Section 2.6 of the Company Disclosure Schedule, since the date of the Company Balance Sheet, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business. After the date of the Company Balance Sheet and on or before the date of this Agreement:

(a) Other than as set forth in Section 2.6(a) of the Company Disclosure Schedule, there has not been any change, event, circumstance or condition to the Knowledge of the Company that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect;

(b) there has been no split, combination or reclassification of any of the outstanding share capital of the Company, and the Company has not declared or paid any dividends on or made any other distributions (in either case, in stock or property) on or in respect of the outstanding share capital of the Company;

(c) none of the Company or its Subsidiaries has allotted, reserved, set aside or issued, authorized or proposed the allotment, reservation, setting aside or issuance of, or purchased or redeemed or proposed the purchase or redemption of, any shares in its capital stock or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities;

(d) except as required as a result of a change in applicable Laws or GAAP, there has not been any material change in any method of accounting or accounting practice by the Company or its Subsidiaries;

(e) none of the Company or its Subsidiaries has (i) acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or agreed to do any of the foregoing or (ii) incurred or committed to incur capital expenditures, in each case in excess of $500,000, in the aggregate;

(f) there has been no transfer (by way of a license or otherwise) of, or agreement to transfer to, any Person’s rights to any of the Company Intellectual Property, other than non-exclusive licenses and sublicenses provided to distributors and users of Company Products in the Ordinary Course of Business;

(g) there has been no notice delivered to the Company or any of its Subsidiaries of any claim of ownership by a third party of any of the Company Intellectual Property owned or developed by the Company or its Subsidiaries, or of infringement by any of the Company or its Subsidiaries of any Intellectual Property rights of any Person (“Third Party Intellectual Property”);

(h) there has not been any: (i) grant of any severance, change-in-control, retention, or termination pay to any employee or other service provider of the Company or its Subsidiaries or any Contract entered or amended providing for the grant of any severance, change-in-control, retention, or termination pay to any employee or other service provider of the Company or its Subsidiaries, in each case, other than as required by law other than any arrangement that does not entail such severance, change-in-control, retention, or termination pay exceeding $100,000 for any employee; (ii) entry into any employment, deferred compensation, severance, equity, pension, post-retirement or other similar plan or agreement (or any amendment to any such existing agreement) with any new or current employee or other service provider of the Company or its Subsidiaries; (iii) increase in the compensation, bonus or other benefits (including accelerated equity vesting) payable or to become payable to any employee or other service provider of the Company or its Subsidiaries, except, with respect to (ii) and (iii) of this subsection (h), in the Ordinary Course of Business consistent with past practice, or as required by any preexisting plan or arrangement set forth in Section 2.6 of the Company Disclosure Schedule; or (iv) termination or resignation of any of the officers or Key Employees of the Company or any of its Subsidiaries; and

(i) there has not been any agreement to do any of the foregoing or any action or omission that would result in any of the foregoing.

2.7 Title to Assets. Except as set forth in Section 2.7 of the Company Disclosure Schedule and except with respect to Company Intellectual Property which is covered in Section 2.9, each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All of said non-leased properties and assets are owned by the Company or a Subsidiary of the Company free and clear of any Encumbrances, except for: (a) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Balance Sheet; and (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company and its Subsidiaries, taken as a whole and (c) Encumbrances described in Section 2.7 of the Company Disclosure Schedule.

2.8 Properties. Section 2.8 of the Company Disclosure Schedule sets forth a list of the Company Leased Real Property. True and complete copies of all leases relating to Company Leased Real Property have been made available to Radiant. With respect to each lease listed on Section 2.8 of the Company Disclosure Schedule: (a) the Company has a valid and enforceable leasehold interest to the leasehold estate in the Company Leased Real Property granted to the Company pursuant to each pertinent lease, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity; (b) each of said leases has been duly authorized and executed by the Company and is in full force and effect; (c) the Company is not in default under any of said leases, nor, to the Knowledge of the Company, has any event occurred which, with notice or the passage of time, or both, would give rise to such a default by the Company; and (d) the Company has not assigned, subleased, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any such lease. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property.

2.9 Intellectual Property.

(a) Section 2.9(a) of the Company Disclosure Schedule contains a complete and accurate list of all (i) issued Patents or pending patent applications owned or controlled (i.e., exclusively licensed) by the Company or any of its Subsidiaries or used or held for use by the Company or any of its Subsidiaries in the Company Business (“Company Patents”), all registered trademarks, tradenames, and service mark registrations and applications to register any trademarks (including domain names) therefor, including material unregistered trademarks, tradenames, and service marks (“Company Marks”) and registered and material unregistered Copyrights owned or controlled by the Company or any of its Subsidiaries or used or held for use by the Company or any of its Subsidiaries in the Company Business (“Company Copyrights”), (ii) licenses, sublicenses or other Contracts under which the Company or any of its Subsidiaries is granted rights by others in the Company Intellectual Property (“Company Licenses-In”) (other than commercial off the shelf software or materials transfer agreements), and (iii) licenses, sublicenses or other Contracts under which the Company or any of its Subsidiaries has granted rights to others in the Company Intellectual Property, other than non-exclusive licenses and sublicenses provided to distributors and users of Company Products in the Ordinary Course of Business (“Company Licenses-Out”). Schedule 2.9(a) sets forth (i) the jurisdictions in which each such item of Company Intellectual Property has been issued, registered, otherwise arises or in which any such application for such issuance and registration has been filed, (ii) the registration or application date and serial or patent number, as applicable, and (iii) any pending oppositions to any of the Company Marks (registered or applied for).

(b) Except as set forth in Section 2.9(b) of the Company Disclosure Schedule, with respect to the Company Intellectual Property (i) purported to be owned by the Company or any of its Subsidiaries, the Company or one of its Subsidiaries owns the entire right, title, and interest in and to such Company Intellectual Property and (ii) purported to be licensed to the Company or any of its Subsidiaries by a third party (other than commercial off the shelf software or materials transfer agreements), such Company Intellectual Property is the subject of an enforceable written license or other written Contract.

(c) Except as set forth in Section 2.9(c) of the Company Disclosure Schedule, the Company Intellectual Property is free and clear of all Encumbrances, other than Encumbrances resulting from the express terms of a Company License-In, the express terms of a Company License-Out or Permitted Encumbrances granted by the Company or any of its Subsidiaries.

(d) The Company Intellectual Property includes all of the material Intellectual Property used in the Ordinary Course of Business by the Company and its Subsidiaries as currently conducted, and there are no other items of Intellectual Property that are material to the Ordinary Course of Business of the Company and development, manufacturing, marketing, commercialization and sale of the Company Products, as currently conducted.

(e) To the Knowledge of the Company, the Company Patents are (i) being diligently prosecuted or otherwise registered in the respective United States Patent & Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued, and (ii) have been filed and maintained in accordance with applicable Laws.

(f) None of the Company Licenses-Out grant any third party exclusive rights to or under any Company Intellectual Property or grant any third party the right to sublicense any Company Intellectual Property without the Company’s written consent or notice to the Company.

(g) To the Knowledge of the Company, each of the Company Patents properly identifies each and every inventor of the claims thereof as determined in accordance with the laws of the jurisdiction in which such Company Patent is issued or pending.

(h) No Company Patent is currently involved in any post grant review, inter partes review, interference, reissue, re-examination or opposition proceeding; to the Knowledge of the Company, there is no patent or patent application of any third party that potentially interferes with a Company Patent.

(i) Except as set forth in Section 2.9(i) of the Company Disclosure Schedule, (i) there are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated any Third Party Intellectual Property; (ii) there are no material Legal Proceedings pending or threatened by the Company or any of its Subsidiaries against any Person alleging infringement, misappropriation or other violation of any Company Intellectual Property; (iii) to the Knowledge of the Company, the operation or conduct of the Company Business and development, manufacturing, marketing, commercialization and sale of the Company Products (including the use of the Company Intellectual Property), as currently conducted and conducted in the past has not infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person, and there has been no material Legal Proceeding asserted or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging the Company’s infringement, misappropriation, or violation of any Intellectual Property rights of another Person and (iv) to the Knowledge of the Company, no Person is currently infringing or otherwise violating any Company Intellectual Property. To the Knowledge of the Company, there is no substantial basis for any claim that the operation of the Company Business and the development, manufacturing, marketing, commercialization and sale of the Company Products, as currently conducted, infringes, misappropriates, or otherwise violates, or will infringe, misappropriate or otherwise violate any Third Party Intellectual Property under the Laws of any jurisdiction.

(j) Other than as set forth in Section 2.9(j) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries has any obligation to compensate any person for the use of any Company Intellectual Property including pursuant to Section 134 to the Israeli Patents Law – 1967; none of the Company or any of its Subsidiaries has entered into any agreement to indemnify any other person against any claim of infringement or misappropriation of any Third Party Intellectual Property by the use of Company Intellectual Property, except in connection with commercial off the shelf software or materials transfer agreements; there are no settlements, covenants not to sue, consents, or Orders or similar obligations that: (i) restrict the rights of the Company or any of its Subsidiaries to use any Company Intellectual Property, (ii) restrict the Company Business or development, manufacturing, marketing, commercialization and sale of the Company Products, in order to accommodate any Third Party Intellectual Property, or (iii) permit third parties to use any Company Intellectual Property.

(k) Except as set forth in Section 2.9(k) of the Company Disclosure Schedule, all former and current consultants and contractors who have independently or jointly contributed to the conception, reduction to practice, creation or development of any Company Intellectual Property and all former and current employees of the Company or any of its Subsidiaries have executed written instruments with the Company or one or more of its Subsidiaries that assign to the Company or its Subsidiary, all rights, title and interest in and to any and all of all such Intellectual Property arising from such employment or contractual arrangement, including, without limitation, inventions, improvements, discoveries, writings and other works of authorship, and information relating to the Company Business or the Company Products and any Intellectual Property relating thereto (the “Company Created IP”). No such third party has retained any ownership rights with respect to such Company Created IP. Except as listed in Section 2.9(k) of the Company Disclosure Schedule, where a Company Patent is held by the Company or any of its Subsidiaries by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued. Each Person who has or has had any ownership rights in or to any Company Created IP, has assigned and has executed an agreement assigning its entire right, title, and interest in and to such Company Created IP to Company or its Subsidiary. For clarity, Company Created IP is Company Intellectual Property.

(l) The Company and its Subsidiaries have taken commercially reasonable security measures, consistent with customary practices in the industry in which it operates, to protect and preserve the secrecy, confidentiality and value of all Trade Secrets, if any, and confidential and proprietary information, owned by the Company or any of its Subsidiaries or used or held for use by the Company or any of its Subsidiaries in the Company Business and the development, manufacturing, marketing, commercialization and sale of the Company Products (the “Company Trade Secrets”), including, without limitation, causing each former and current employee and consultant of the Company and its Subsidiaries and any other person with access to Company Trade Secrets to execute a binding written confidentiality agreement, copies or forms of which have been provided to Radiant and pursuant to which such employees, contractors and consultants have agreed to hold all trade secrets and confidential and proprietary information of the Company and the Subsidiaries in confidence both during and after their employment or engagement. To the Knowledge of the Company and its Subsidiaries (i) no Person is in breach of their respective confidentiality agreement, and (ii) there has not been any disclosure of or access to any material Company Trade Secret to any Person in a manner that has resulted or is reasonably likely to result in the loss of Trade Secret in and to such information. All current and former employees and consultants of the Company and the Subsidiaries having access to confidential or proprietary information of any of their respective customers or business partners have executed and delivered to the Company an agreement regarding the protection of such confidential or proprietary information, to the extent required by such customers and business partners.

(m) To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any Subsidiary (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure (including patent disclosure), invention assignment, non-disclosure or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission; or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any Contract under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. No director, officer, employee, consultant, or other representative of the Company or any of its Subsidiaries owns or, to the Knowledge of the Company, claims any rights in any Company Intellectual Property.

(n) No (i) government funding, (ii) facilities of a university, college, other educational institution or research or medical center, or (iii) funding from any Person (other than funds received in consideration for Company Share Capital) was used in the development of the Company Intellectual Property. To the Knowledge of the Company, no current or former employee of the Company or any Subsidiary, who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for any government, university, college or other educational institution or research or medical center during a period of time during which such employee was also performing services for the Company or any Subsidiary.

2.10 Material Contracts. Section 2.10 of the Company Disclosure Schedule identifies the following Company Material Contracts in effect as of the date of this Agreement:

(a) the Company Leased Real Property and the Company Ancillary Lease Documents;

(b) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets for annual payments by the Company or any of its Subsidiaries of, or pursuant to which in the last year the Company or any of its Subsidiaries paid, in the aggregate, $2,000,000 or more;

(c) any Contract for the sale of materials, supplies, goods, services, equipment or other assets excluding Company Products for annual payments to Company or any of its Subsidiaries of, or pursuant to which in the last year the Company or any of its Subsidiaries received, in the aggregate, $2,000,000 or more;

(d) any Contract that relates to any partnership, joint venture, strategic alliance or other similar Contract other than agreements entered into with third parties for the incorporation of Subsidiaries, copies of which have been provided to Radiant;

(e) any Contract relating to Indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except for Contracts relating to Indebtedness in an amount not exceeding $5,000,000 in the aggregate;

(f) any Contract for the employment of any employee or engagement of any independent contractor (i) that provides for base salary or fee in excess of $200,000 on an annual basis, or (ii) that provides for severance, retention bonus, change-in-control or similar type Contracts, other than Contracts that provide for severance, retention bonus, change-in-control or similar type Contracts at or below the amount of $100,000 per employee;

(g) all collective bargaining agreements or agreements with any labor organization, union or association to which the Company is a party, except for such agreements which generally apply to all employees in Israel or specific segments of the Israeli labor market through extension orders issued by the applicable Israeli Governmental Authority (the “Extension Orders”);

(h) any Contract which by its terms limits in any material respect (i) the localities in which all or any significant portion of the business and operations of the Company or its Subsidiaries or, following the consummation of the Contemplated Transactions, the business and operations of Surviving Company, Radiant or any Affiliate of Radiant, is or would be conducted, or (ii) the scope of the business and operations of the Company and its Subsidiaries, taken as a whole, in each case that would be material to the Company and its Subsidiaries taken as a whole;

(i) any Contract of the Company or any of its Subsidiaries with any executive officer, or Key Employee containing noncompetition, non-solicitation, nondisclosure, assignment of inventions or confidentiality provisions;

(j) any Contract in respect of any Company Intellectual Property (including the distribution, licensing, marketing, advertising or sales thereof) that provides for annual payments of, or pursuant to which in the last year the Company or any of its Subsidiaries paid or received, in the aggregate, $2,000,000 or more;

(k) any Contract with any healthcare professional or any employee of any healthcare professional, including, but not limited to, any Contract for advisory boards, pharmacy practice management, consulting services, electronic medical records or practice management that provides for annual payments of, or pursuant to which in the last year the Company or any of its Subsidiaries paid, in the aggregate, $250,000 or more;

(l) any Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company or any of its Subsidiaries;

(m) any Contract with any Governmental Authority;

(n) any power of attorney, other than powers of attorney provided by the Company or its Subsidiaries in the Ordinary Course of Business;

(o) any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Contemplated Transactions;

(p) any Contract with (i) an executive officer or director of the Company or any of its Material Subsidiaries or any of such executive officer’s or director’s immediate family members, (ii) an owner of more than five percent (5%) of the voting power of the outstanding capital stock of the Company or (iii) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries);

(q) any Contract relating to the acquisition or disposition of any material interest in, or any material amount of, property or assets of the Company or any of its Subsidiaries (whether by merger, stock sale, asset sale or otherwise) or for the grant to any Person of any preferential rights to purchase any of their assets, other than in the Ordinary Course of Business consistent with past practice;

(r) any Contract containing any provisions requiring any of the Company or its Subsidiaries to indemnify any other party, other than commercial Contracts entered into in the Ordinary Course of Business consistent with past practices;

(s) except to the extent a Contract is described in the clauses above, any Contract not entered into in the Ordinary Course of Business in excess of $2,000,000; or

(t) any other agreement (or group of related agreements) the performance of which requires aggregate payments from the Company or any of its Subsidiaries in excess of $2,000,000 or that is material to the Company or its Subsidiaries.

The Company has delivered or made available to Radiant accurate and complete (except for applicable redactions thereto) copies of all material written Company Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. Neither the Company nor any Subsidiary of the Company has, nor to the Knowledge of the Company, has any other party to a Company Material Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which the Company or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (t) above or any Company Contract listed in Section 2.13(a) or Section 2.15 of the Company Disclosure Schedule (any such agreement, contract or commitment, a “Company Material Contract”) in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.

2.11 Absence of Undisclosed Liabilities. Neither the Company nor any Subsidiary of the Company has any liability, Indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities identified as such in the “liabilities” column of the Company Balance Sheet; (b) current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Balance Sheet in the Ordinary Course of Business, each of which is under $250,000 individually or in the aggregate; (c) Liabilities for performance of obligations of the Company or any Subsidiary of the Company under Contracts (other than for breach thereof); and (d) Liabilities described in Section 2.11 of the Company Disclosure Schedule.

2.12 Compliance with Laws; Regulatory Compliance.

(a) Except as set forth in Section 2.12(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries and, to the Knowledge of the Company, every director, officer, employee, agent, and Representative thereof, is and has been for the past three (3) years in material compliance with all applicable Laws (including, but not limited to, Health Care Laws and all trade laws, including import control and export laws, trade embargos and anti-boycott laws) and Orders. To the Knowledge of the Company and its Subsidiaries, (i) no investigation by any Governmental Authority with respect to the Company or any of its Subsidiaries is active and pending, and (ii) no Governmental Authority has indicated in writing or, to the Knowledge of the Company, orally, an intention to conduct an investigation.

(b) Except as has not, would not and would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, each of the Company and its Subsidiaries and, to the Knowledge of the Company, their respective employees and agents, hold all Company Permits, including, but not limited to, all authorizations required under the FDCA, and the regulations of the FDA promulgated thereunder as well as the Public Health Service Act of 1944, as amended (“PHSA”). Except as has not, would not and would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, all such Company Permits are valid, and in full force and effect. Since January 1, 2016, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Company Permit except as has not, would not and would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Each of the Company and each of its Subsidiaries is in compliance in all material respects with the requirements associated with all Company Permits. No event has occurred that would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Company Permit.

(c) Except as set forth in Section 2.12(c) of the Company Disclosure Schedule, none of the Company or its Subsidiaries, any director, officer, employee nor, to the Knowledge of the Company, agent or Representative thereof, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or a similar policy enforced by any other Company Regulatory Agency. None of the Company or its Subsidiaries, any director, officer, employee nor, to the Knowledge of the Company, agent or Representative thereof, has engaged in any activity that would result in a material violation under applicable Health Care Laws. There is no civil, criminal, administrative or other proceeding, notice or demand pending, received or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that relates to an alleged violation of any Health Care Law and none of the Company or any of its Subsidiaries is in receipt of written notice of any civil, criminal, administrative or other proceeding, notice or demand pending that relates to an alleged violation of any Health Care Law. None of the Company or any of its Subsidiaries, any director, officer, employee nor, to the Knowledge of the Company, agent or Representative thereof, has engaged in any activity that would result in a material violation of any Health Care Law. None of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, agent or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. There are no Orders or similar actions to which the Company or any of its Subsidiaries, any director, officer, employee, or, to the Knowledge of the Company, agent or Representative thereof, are bound or which relate to Company Products, or alleged violation of any Health Care Law. The Company and its Subsidiaries are currently not, nor have ever been, a party or subject to the terms of a corporate integrity agreement required by the Office of the Inspector General of the United States Department of Health and Human Services or similar agreement or consent order of any other Governmental Authority.

(d) None of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, agent or Representative thereof, has been investigated for, charged with or convicted of a Medicare, Medicaid or federal or state health program related offense, or convicted of, charged with or, to the Knowledge of the Company, investigated for a violation of federal or state Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation of controlled substances, or has been debarred, excluded or suspended from participation in a Federal Health Care Program (nor is any such debarment, exclusion or suspension pending), or been subject to any Order or consent decree of, or criminal or civil fine or penalty imposed by, any Governmental Authority. To the Knowledge of the Company, the Company has not arranged or contracted with (by employment or otherwise) any individual or entity that has been convicted of or pled guilty or nolo contendere to any federal or state health care-related criminal offense or is excluded from participation in a Federal Health Care Program for the provision of items or services for which payment may be made under such Federal Health Care Program. No exclusion, suspension, or debarment claims, actions, proceedings or investigations relating to the Company is pending, or to the Knowledge of the Company, is threatened against neither the Company, nor any of the Company’s respective officers, directors, equity holders, employees or agents acting on its behalf or for its benefit.

(e) Except as set forth in Section 2.12(e) of the Company Disclosure Schedule, each of the Company and its Subsidiaries is and has been in compliance in all material respects with all applicable statutes, rules, regulations, decrees, writs and Orders of the FDA and any other Company Regulatory Agency with respect to the labeling, storing, testing, developing, manufacturing, packaging, distributing, marketing, advertising, promoting, and selling of the Company Products. To the Knowledge of the Company, all required pre-clinical toxicology studies conducted by or on behalf of the Company or its Subsidiaries and Company-sponsored clinical trials (or clinical trials sponsored by the Company or any other Subsidiary) conducted or being conducted with respect thereto, have been and are being conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDCA and the FDA’s current Good Manufacturing Practice, as codified in the Quality System Regulation, Good Laboratory Practice and Good Clinical Practice. The results of any such studies, tests and trials, and all other material information related to such studies, tests and trials, have been made available to Radiant. To the Knowledge of the Company, each clinical trial conducted by or on behalf of the Company or any of its Subsidiaries with respect to Company Products has been and is being conducted in all material respects in accordance with its clinical trial protocol, and in compliance in all material respects with all applicable Laws, including Good Clinical Practice, informed consent, Institutional Review Board requirements and all other applicable requirements contained in 21 CFR Parts 312, 812, 50, 54, 56 and 11 and where applicable the Israeli Public Health Regulations (Clinical Trials in Human Subjects), 1980 and the Israeli Procedure for Clinical Trials in Humans, 2016. To the Knowledge of the Company, each of the Company and its Subsidiaries has filed all required notices (and made available to Radiant copies thereof) of design defects, product problems, adverse events, injuries and deaths relating to clinical trials conducted by or on behalf of the Company or any of its Subsidiaries with respect to such Company Products.

(f) Except as set forth in Section 2.12(f) of the Company Disclosure Schedule, all applications, submissions, information and data utilized by the Company or any of its Subsidiaries as the basis for, or submitted by or on behalf of the Company or any of its Subsidiaries in connection with any and all requests for a Company Permit relating to the Company or any of its Subsidiaries, when submitted to the FDA or any other Company Regulatory Agency, were, to the Knowledge of the Company, true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or any other Company Regulatory Agency.

(g) Except as set forth in Section 2.12(g) of the Company Disclosure Schedule, (i) the Company and each of its Subsidiaries is in compliance in all material respects with the written procedures, record-keeping and FDA reporting requirements for Reports of Corrections and Removals set forth in 21 C.F.R. Part 806; (ii) neither the Company nor any of its Subsidiaries has voluntarily or involuntarily issued or caused to be issued, or is aware of any facts that would require the Company or any of its Subsidiaries to issue or cause to be issued, any recall notice, market withdrawal notice, safety or Warning Letter, report or other notice or action disclosing an alleged defect or lack of safety or efficacy of any product; (iii) the Company and each of its Subsidiaries is in compliance in all material respects with the regulations for Medical Device Reporting set forth in 21 C.F.R. Part 803, or equivalent requirements issued by any other Governmental Authority; (iv) each product in current commercial distribution in the United States is a Class II medical device as defined under 21 U.S.C. § 360c(a)(1)(A), (B) and applicable rules and regulations thereunder and was first marketed under, and is currently covered by, a premarket notification owned and held exclusively by the Company or one of its Subsidiaries and in compliance with 21 U.S.C. § 360(k) and the applicable rules and regulations thereunder; and (v) the Company and each of its Subsidiaries has always promoted and continues to promote such products for uses that are within the scope of each Permit, and the Company and each of its Subsidiaries have not engaged in any off-label promotion, or promotion of Company Products without Permits, when such medical devices under FDCA must only be marketed with Permits (e.g., 510(k) premarket notification).

(h) Except as set forth in Section 2.12(h) of the Company Disclosure Schedule, none of the Company or its Subsidiaries nor, to the Knowledge of the Company, any of the Representatives, licensors, licensees, assignors or assignees thereof has received any notice that the FDA or any other Company Regulatory Agency has initiated, or threatened to initiate, any action to suspend or place restrictions on any clinical trial, suspend or terminate any Investigational Device Exemption (“IDE”) or comparable Clinical Trial Application sponsored by the Company or any of its Subsidiaries or otherwise restrict the pre-clinical research related to or clinical study of any Company Product or any medical device or component being developed by any licensee or assignee of the Company Intellectual Property based on such intellectual property, or to recall, suspend or otherwise restrict the development or manufacture of any Company Product. To the Knowledge of the Company, none of the Company or any of its Subsidiaries or any supplier of components and materials to the Company is in receipt of written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, 483 observation, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, penalty, Untitled Letter, Warning Letter, seizure, import alert, injunction, prosecution, or other compliance or enforcement action relating to any Company Products or to the Company

Business. To the Knowledge of the Company, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action. All deficiencies and non-conformities discovered during internal audits and inspections have been corrected and resolved in all material respects.

(i) To the extent the Company or its Subsidiaries collects, uses, or discloses Personal Information, the Company or its Subsidiaries, as applicable, has in place publicly published privacy policies regarding the collection, use and disclosure of Personal Information in their possession, custody or control, or otherwise held or processed on their behalf. Except as set forth in Section 2.12(i) of the Company Disclosure Schedule, the Company and its Subsidiaries are, and have been for the past three (3) years, in material compliance with the requirements of: (i) all applicable Data Privacy and Security Laws; and (ii) all contractual obligations concerning the collection, use, and storage and disclosure of Personal Information. Neither the Company nor its Subsidiaries has been notified of any Legal Proceeding related to data security or privacy or alleging a violation of any of its privacy policies or any Data Privacy and Security Law, nor, to the Knowledge of the Company, has any such claim been threatened. Except as set forth in Section 2.12(i) of the Company Disclosure Schedule, the Company and its Subsidiaries have taken commercially reasonable measures designed to protect and maintain the confidentiality of all Personal Information collected by or on behalf of the Company or its Subsidiaries and to maintain the security of its data storage practices for Personal Information, in each case, in accordance with all Data Privacy and Security Laws and consistent with commercially reasonable industry practices applicable to such types of data gathered and maintained in the industry in which the Company or its Subsidiaries conduct their business. The Company and each of its Subsidiaries are not now, and have never been, subject to HIPAA (as either a “covered entity” or “business associate”) and are not a party to any business associate agreement, as defined by HIPAA.

(j) Except as set forth in Section 2.12(j) of the Company Disclosure Schedule, the Company and each of its Subsidiaries have maintained commercially reasonable administrative, physical and technical safeguards consistent with normal industry practice and in accordance with Data Privacy and Security Laws that are designed to (i) protect the confidentiality, integrity and accessibility of IT Systems and information contained therein (including Intellectual Property, Personal Information, and other information subject to confidentiality obligations), and specifically, (ii) prevent against loss and unauthorized access, use, modification, disclosure or other use of such information that would not, in each foregoing case, be consistent with the Company or its Subsidiaries’ published privacy policies or contract to which the Company or any of its Subsidiaries is a party. With respect to the IT Systems, for the past three (3) years (i) none of the data (including Intellectual Property and Personal Information) that the Company or its Subsidiaries stores or processes has been corrupted to a material extent, and (ii) to the Knowledge of the Company, none of the Personal Information that the Company or its Subsidiaries stores or processes has been subject to a security breach or incident requiring notification under the applicable Data Privacy and Security Laws, including but not limited to, 45 C.F.R. Subpart D. The Company and its Subsidiaries have been, and are, in compliance with contractual obligations concerning the security and privacy of IT Systems and information contained therein (including Intellectual Property, Personal Information, and other information subject to confidentiality obligations) in all material respects.

(k) Other than as set forth in Section 2.12(k) of the Company Disclosure Schedule, there is no audit, proceeding, claim or investigation currently pending against the Company or its Subsidiaries by any Governmental Authority in respect of Personal Information. The Company and its Subsidiaries have made available to Radiant true, correct and complete copies of any and all material applications, approvals, licenses, written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA or any other Company Regulatory Agency, including documents that indicate or suggest lack of compliance with the regulatory requirements of the FDA or any other Company Regulatory Agency. The Company and its Subsidiaries have made available to Radiant for review all material correspondence to or from the FDA or any other Company Regulatory Agency, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA or any other Company Regulatory Agency, and all other documents concerning communications to or from the FDA or any other Company Regulatory Agency, or prepared by the FDA or any other Company Regulatory Agency or which bear in any way on the Company’s or any of its

Subsidiaries’ material compliance with regulatory requirements of the FDA or any other Company Regulatory Agency, or on the likelihood or timing of approval or clearance of any Company Products.

2.13 Taxes and Tax Returns.

(a) Each of the Company and its Subsidiaries has timely (i) filed (taking into account any applicable extensions) all material Tax Returns that were required to be filed on or prior to the date hereof, as detailed in Section 2.13(a) of the Company Disclosure Schedule, and all such Tax Returns were correct and complete in all material respects and (ii) paid all Taxes, whether or not shown on such Tax Returns, other than Taxes which individually or the aggregate are not reasonably expected to be material.

(b) There are no liens for Taxes (other than statutory liens for current Taxes or other governmental charges, assessments or levies that are not yet due and payable or liens for Taxes being contested in good faith by appropriate proceedings, and for which adequate reserves have been established in accordance with GAAP in the Company Financial Statements) on any assets of the Company or its Subsidiaries.

(c) Other than as set forth in Section 2.13(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any currently pending Tax audits or other administrative proceedings or any currently pending court proceedings or any other material dispute or claim concerning any Tax liability of the Company or any Subsidiary, in each case, for which written notice has been received. To the Knowledge of the Company, there are no material matters under discussion between the Company or any of its Subsidiaries and any Taxing Authority.

(d) Other than as set forth in Section 2.13(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has filed for an extension of time within which to file any Tax Return which extension is currently in effect, other than customary extensions not to exceed six (6) months for which no approval is required. Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations for, or extension of, the period for the assessment or collection of any Tax, in each case, which period has not yet expired.

(e) The Company and its Subsidiaries have complied in all material respects with all applicable legal requirements relating to the payment and withholding of Taxes from payments made or deemed made to any employee, independent contractor, creditor, shareholder, lender or other third party.

(f) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement (other than (i) any such agreement exclusively between or among the Company and/or its Subsidiaries and (ii) any other agreement (A) the primary purpose of which is not the allocation or payment of Tax liability and (B) that was entered into in the Ordinary Course of Business). Neither the Company nor any of its Subsidiaries is or may be liable under Treasury Regulation Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) for Taxes of any Person other than the Company and its Subsidiaries.

(g) During the past two (2) years, neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(h) None of the Company or its Subsidiaries has taken any action, or has any Knowledge of any fact or circumstance, that would reasonably be expected to prevent the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company is treated as an association taxable as a corporation for U.S. federal income tax purposes. The Company is not, and has never been, a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, nor is it treated as a U.S. corporation pursuant to Section 7874(b) of the Code.

(i) All material related party transactions involving the Company are in compliance with applicable transfer pricing laws and regulations, are at arm’s length and are documented and reported with a proper transfer pricing study, in each case in accordance with applicable Tax Laws (including Section 85A of the Israeli Tax Ordinance and the regulations thereunder).

(j) None of the Company or its Subsidiaries has a permanent establishment or other taxable presence (as determined pursuant to an applicable tax treaty or applicable foreign Tax Law) in any country other than the country of its formation. Neither the Company nor any of the Subsidiaries is or has ever been subject to Tax in any country other than their country of incorporation by virtue of being treated as a resident of that country.

(k) No written claim has been delivered to the Company or to any Subsidiary by a Taxing Authority, within the statutory limitation periods, in the jurisdiction where the Company or any Subsidiary does not file Tax Returns such that it is or may be subject to taxation by that jurisdiction or required to file any Tax Return in that jurisdiction.

(l) The Company, and to the Knowledge of the Company, the holders of Company Share Capital (concerning the Company Share Capital held by them) are not subject to restrictions or limitations pursuant to Part E2 of the Ordinance or a related tax ruling.

(m) The Company is duly registered for the purposes of Israeli value added Tax (“VAT”) and has complied in all respects with all requirements concerning VAT under the requirements of Israel Value Added Tax Law of 1975 or regulations thereunder. No Subsidiaries are required to effect Israeli VAT registration.

(n) Other than as set forth in Section 2.13(n) of the Company Disclosure Schedule, the Company has not requested or received a ruling from the ITA or any Israeli Governmental Authority on behalf of itself or any of its employees or shareholders. The Company has not undertaken any transaction that required or will require special reporting in accordance with Sections 131D, 131E and 131(g) of the Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting)(Temporary Provisions), 2006 regarding aggressive tax planning, or any equivalent transaction which should be reported to any other Taxing Authorities.

(o) Except as set forth in Section 2.13(o) of the Company Disclosure Schedule, the Company is in compliance, in all material respects, with all terms and conditions of any tax exemptions, tax holiday or other tax reduction agreements, approvals or orders of any taxing authority. The Company has not been granted or has claimed any tax incentive under the laws of the State of Israel, including grants or claims of “approved enterprise”, “benefitted enterprise” or “preferred enterprise” status.

(p) The Company is not and has never been a real property corporation (Igud Mekarke’in) within the meaning Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

2.14 Employee Benefit Programs.

(a) Section 2.14(a) of the Company Disclosure Schedule sets forth a complete and accurate list of every material Employee Program maintained by Company or any Subsidiary or with respect to which the Company or any Subsidiary has or may have any Liability (the “Company Employee Programs”), except for any Contract for the employment of any employee or engagement of any independent contractor that provides (i) base salary or fee at or below the amount of $200,000 on an annual basis, and (ii) any severance, retention bonus, change-in-control or similar type payment at or below the amount of $100,000 per employee. The Company does not have any ERISA Affiliate that maintains an Employee Program.

(b) True, complete and correct copies of the following documents, with respect to each Company Employee Program, where applicable, have previously been provided to Radiant: (i) all documents embodying or governing such Company Employee Program and any funding medium for the Company Employee Program; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed IRS Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; and (vi) all non-routine correspondence to and from any Governmental Authority.

(c) Each Company Employee Program that is intended to qualify under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance. To the Knowledge of the Company, no event or omission has occurred with respect to the operation of any Company Employee Program that would reasonably be expected to cause such Company Employee Program to lose its tax-qualification or the tax-exempt status of its accompanying trust under Code Sections 401(a) and 501(a), respectively.

(d) Except as set forth in Section 2.14(d) of the Company Disclosure Schedule, to the Knowledge of the Company, there is no material failure of any party to comply with any Laws applicable with respect to the Company Employee Programs. Except as would not, individually or in the aggregate, be material, with respect to any Company Employee Program, there has been no (i) “prohibited transaction,” as defined in Section 406 of ERISA or Code Section 4975, which is not otherwise exempt, (ii) failure to operate and administer the Company Employee Programs in accordance with their respective terms and in compliance with ERISA and other applicable Laws, or (iii) non-deductible contribution. No litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any such Company Employee Program. All payments and/or contributions required to have been made with respect to all Company Employee Programs, for all periods prior to the Closing Date, either have been made or have been accrued in all material respects.

(e) Neither the Company nor any ERISA Affiliate of the Company has maintained an Employee Program subject to Title IV of ERISA, including a Multiemployer Plan, in the six (6) years prior to the Closing Date. None of the Company Employee Programs provides or represents an obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA or state continuation Laws).

(f) Except as provided on Section 2.14(f) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to any (i) agreement with any shareholder, director, employee or other service provider of the Company or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature of any of the Contemplated Transactions (either alone or in conjunction with any other event), including, without limitation, the increase in any payments, the forgiveness of any Indebtedness, the obligation to fund future benefits under any Company Employee Program or the requirement to pay any tax gross up payments, (B) providing any guaranteed period of employment or compensation guarantee, or (C) providing severance benefits; or (ii) agreement or plan binding the Company or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event) or the value of any of the benefits of which shall be calculated on the basis of any of the Contemplated Transactions. There is no contract, agreement, plan or arrangement covering any individual that, by itself or collectively, would give rise to any parachute payment subject to Section 280G of the Code, nor has Company made any such payment, and the consummation of the transactions contemplated herein shall not, individually or together with any other event or occurrence, obligate Company or any other entity to make any parachute payment that would be subject to Section 280G of the Code.

(g) Each Company Employee Program that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is in documentary compliance and has been operated and maintained in compliance with Section 409A of the Code in all material respects. Neither the Company nor any Subsidiary is under any obligation to gross up any Taxes under Section 409A of the Code.

(h) For purposes of this Section 2.14:

(i) An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable Laws) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers current or former employees or other service providers of such entity (or their spouses, dependents, or beneficiaries).

(ii) An entity is an “ERISA Affiliate” of Company if it would have ever been considered a single employer with Company under ERISA Section 4001(b) or Section 414 of the Code.

(iii) Each of the Company share incentive plans that are intended to qualify as a capital gains route plan under Section 102(b)(2) or 102(b)(3) of the Ordinance (a “102 Plan”) has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA. Except as set forth in Section 2.14(h) of the Company Disclosure Schedule, all Company 102 Options and Company 102 Shares which were issued under any 102 Plan were and are currently in compliance with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the grant thereof only following the lapse of the required 30 day period from the filing of the 102 Plan with the ITA, the receipt of the required written consents from the option holders, the appointment of an authorized trustee, and the due deposit of such Company 102 Options and Company 102 Shares with such trustee pursuant to the terms of Section 102 of the Ordinance, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012, as applicable. The Company has complied with the requirements of Section 3(i) of the Ordinance with respect to grants to independent Israeli contractors or “Controlling Shareholders” (as defined in the Ordinance).

2.15 Labor and Employment Matters.

(a) Except as set forth in Section 2.15(a) of the Company Disclosure Schedule, neither the Company (other than with respect to Extension Orders) nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement, contract, or other written agreement with a labor union or labor organization. To the Knowledge of the Company, neither the Company (other than with respect to Extension Orders) nor any of its Subsidiaries is subject to, and during the past four (4) years there has not been, any charge, demand, petition, organizational campaign, or representation proceeding seeking to compel, require, or demand it to bargain with any labor union or labor organization, including any threatened to be brought or filed, with the Israeli National Labor Relations Board.

(b) Except as set forth in Section 2.15(b) of the Company Disclosure Schedule and except as would not, individually or in the aggregate, be material, (i) to the Knowledge of the Company, the Company or any of its Subsidiaries are in compliance in all material respects, and has been for the past four (4) years, with all applicable Laws respecting labor, employment, fair employment practices, work safety and health, terms and conditions of employment, immigration, and wages and hours and equal pay, (ii) neither the Company or any of its Subsidiaries is delinquent in any payments to any employee or to any independent contractors, consultants, temporary employees, leased employees or other individual agents who personally provide services to the Company during most of such individual agent’s working time, employed or used with respect to the operation of the Company Business and classified by the Company or any of its Subsidiaries as other than an employee or compensated other than through wages paid by the Company or any of its Subsidiaries through its respective payroll department (“Company Contingent Workers”), for any compensation due with respect to any services performed for it to the date of this Agreement or amounts required to be reimbursed to such employees or

Company Contingent Workers; (iii) there are, and for the past four (4) years there have been, no outstanding grievances, complaints or charges with respect to employment or labor matters pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries in any judicial, regulatory or administrative forum, under any private dispute resolution procedure, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, unpaid wages, or equal pay; (iv) none of the employment policies or practices of the Company or any of its Subsidiaries is currently being, or has been in the past four (4) years, audited or investigated, or to the Knowledge of the Company, subject to imminent audit or investigation by any Governmental Authority; (v) none of the Company or any of its Subsidiaries is, or within the last four (4) years has been, subject to any Order by any Governmental Authority or private settlement contract in respect of any labor or employment matters; (vi) to the extent that any Company Contingent Workers are employed, to the Knowledge of the Company, each of the Company or any of its Subsidiaries has properly classified and treated them in accordance with applicable Laws and for purposes of all employee benefit plans and perquisites; (vii) the Company and its Subsidiaries have properly classified their respective U.S. employees as exempt or non-exempt under the Fair Labor Standards Act, as amended, and its state law equivalents, including the California Labor Code, and all other relevant Laws; and (viii) there are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or actions against the Company or its Subsidiaries under any workers’ compensation policy or long-term disability policy. None of the Company or any of its Subsidiaries has experienced a “plant closing,” “business closing,” or “mass layoff” as defined in the federal Worker Adjustment and Retraining Notification Act of 1988 or similar state, local and foreign laws relating to plant closings, relocations, mass layoffs or employment losses (the “WARN Act”), and, during the ninety (90)-day period preceding the date of this Agreement, no employee has suffered an “employment loss,” as defined in the WARN Act, with respect to the Company or any of its Subsidiaries. Except for Extension Orders the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. All employees are employed on an at-will basis (insofar as such employment practice is legally recognized under applicable Law) unless otherwise set forth in Section 2.15(b) of the Company Disclosure Schedule. The Company and its Subsidiaries are in compliance with the requirements of the Immigration Reform Control Act of 1986 and have a completed and accurate copy of U.S. Citizenship and Immigration Services Form I-9 for each employee of the Company and its Subsidiaries.

(c) Section 2.15(c) of the Company Disclosure Schedule contains a complete and accurate list of all employees of the Company and its Subsidiaries as of the date of this Agreement, setting forth for each employee his or her position or title, the annual base salary, date of hire, business location, bonus, retention, and other incentive or contingent compensation amounts to be due and payable to such employee at the Closing and, with respect to employees of the Company who work in Israel (“Israeli Employees”), a description of social benefits to which the Israeli Employee is currently entitled, including, if applicable, managers insurance, pension funds and education funds (kranot hishtalmut). Section 2.15(c) of the Company Disclosure Schedule also contains a complete and accurate list of all current Company Contingent Workers, showing for each Company Contingent Worker such individual’s role in the Company Business, and fee or compensation arrangements.

(d) Except as set forth in Section 2.15(d) of the Company Disclosure Schedule, to the Knowledge of the Company, during the year prior to the date hereof (i) no allegations of discrimination, harassment, or hostile work environment based on sex have been made against (A) any officer or director of the Company, (B) any employee of the Company or its Subsidiaries at the level of Vice President or above, or (C) any employee of the Company who, directly or indirectly, supervises at least three (3) other employees; and (ii) the Company has not entered into any settlement related to allegations of discrimination, harassment, or hostile work environment by an employee, director, officer, or Company Contingent Worker.

(e) Without limiting the generality of any other representation herein, and except as set forth in Section 2.15(e) of the Company Disclosure Schedule, with respect to each Israeli Employee: (i) the employment of such Israeli Employee is terminable by the Company upon no more than 30 days prior written notice under the termination notice provisions included in the applicable employment Contract with such Israeli Employee or applicable Law; (ii) all obligations of the Company to provide statutory severance pay to such Israeli Employee are in accordance with Section 14 of the Israeli Severance Pay Law (5723-1963) (the “Severance Pay Law”) and are fully funded (except for funding to be made in the ordinary course for the working month during which this Agreement was executed, or the Closing occurs, as applicable) or are accrued on the Company Financial Statements, and all Israeli Employees have been subject to the provisions of Section 14 of the Severance Pay Law with respect to their entire salary, as defined under the Severance Pay Law from the date of commencement of their employment with the Company, and the Company has been in full compliance with the requirements of a Section 14 Arrangement with respect to severance pay with respect to the full amount of such salary for which severance pay is due under the Severance Pay Law; (iii) no Israeli Employee’s employment by the Company, which requires any special license, permit or other authorization for the engagement or for the termination of such employment by any Governmental Authority is carried out without such special license, permit or other authorization; (iv) there are no unwritten policies, practices or customs of the Company that entitle any Israeli Employee to benefits in addition to what such Israeli Employee is entitled to by applicable Law or under the terms of such Israeli Employee’s employment contract (including unwritten customs or practices concerning bonuses, the payment of statutory severance pay even when not required under applicable Law, etc.); (v) all amounts that the Company or a Subsidiary of it that is an Israeli entity is legally or contractually required either (A) to deduct from such Israeli Employee’s salary or to transfer to such Israeli Employee’s pension or provident, life insurance, incapacity insurance, advance study fund (Keren Hishtalmut) or other similar funds or (B) to withhold from such Israeli Employee’s salary and benefits and to pay to any Israeli Governmental Authority as required by applicable Israeli Tax Law, have, in each case, been duly deducted, transferred, withheld and paid, and the Company has no outstanding obligation to make any such deduction, transfer, withholding or payment (except for deduction, transfer, withholding and payments to be made in the ordinary course after the date of this Agreement or after the Closing, as applicable, for the working month during which this Agreement was executed, or the Closing occurs, as applicable).

2.16 Environmental Matters. Except as has not, would not and would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect: (a) the Company and its Subsidiaries are in compliance with all Environmental Laws applicable to their operations and use of the Company Leased Real Property; (b) none of the Company or any of its Subsidiaries has generated, transported, treated, stored, or disposed of any Hazardous Material, except in material compliance with all applicable Environmental Laws, and there has been no Release or threat of Release of any Hazardous Material by the Company or its Subsidiaries at or on the Company Leased Real Property that requires reporting, investigation or remediation by the Company or its Subsidiaries pursuant to any Environmental Law; (c) none of the Company or any of its Subsidiaries has (i) received written notice under the citizen suit provisions of any Environmental Law or (ii) been subject to or, to the Knowledge of the Company, threatened with any governmental or citizen enforcement action with respect to any Environmental Law; and (d) to the Knowledge of the Company, there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the Company Leased Real Property that require reporting, investigation, cleanup, remediation or any other type of response action by the Company or its Subsidiaries pursuant to any Environmental Law.

2.17 Insurance. Section 2.17 of the Company Disclosure Schedule lists each insurance policy maintained by or on behalf of the Company and its Material Subsidiaries with respect to its and their properties, assets and business, together with a claims history for the past year. All of such insurance policies are in full force and effect, all premiums due and payable with respect to such insurance policies have been paid to date, and neither the Company nor any of its Subsidiaries has ever been (a) in default with respect to its Liabilities under any such insurance policies or (b) denied insurance coverage. Except as set forth on Section 2.17 of the Company Disclosure Schedule, the Company does not have and has had no self-insurance or co-insurance program.

2.18 Government Programs. No agreements, loans, funding arrangements or assistance programs are outstanding in favor of the Company or any of its Subsidiaries from any Governmental Authority, and, to the Knowledge of the Company, no basis exists for any Governmental Authority to seek payment or repayment from the Company or any of its Subsidiaries of any amount or benefit received, or to seek performance of any obligation of the Company or any of its Subsidiaries, under any such program.

2.19 Transactions with Affiliates. Section 2.19 of the Company Disclosure Schedule describes any material transactions or relationships since January 1, 2016, between, on one hand, the Company or any of its Material Subsidiaries and, on the other hand, any (a) executive officer or director of the Company or any of its Material Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding capital stock of the Company, (c) any investment funds that are affiliated with such executive officer or director or (d) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in each of the case of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act. The Company or its Material Subsidiaries are not indebted to any director, officer or employee of the Company (except for amounts due as salaries and bonuses, other amounts due under employment agreements, retention agreements or employee benefit plans and amounts payable in reimbursement of expenses), and no such director, officer or employee is indebted to the Company.

2.20 Legal Proceedings; Orders. Except as set forth on Section 2.20 of the Company Disclosure Schedule, there is not pending any material Legal Proceeding, and (to the Knowledge of the Company) no Person has threatened to commence any Legal Proceeding: (a) that involves the Company or any Subsidiary of the Company, any director or officer of the Company (in his or her capacity as such) or any of the material assets owned or used by the Company and/or any Subsidiary; or (b) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions, in each case, except for any such Legal Proceedings that would not have, or reasonably be expected to have, a Company Material Adverse Effect. Other than with respect to the applicable Extension Orders, there is no Order to which the Company or any Subsidiary of the Company, or any of the material assets owned or used by the Company or any Subsidiary of the Company, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any Subsidiary of the Company is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Company Business or to any material assets owned or used by the Company or any Subsidiary of the Company.

2.21 Anticorruption and Anti-Bribery Laws. Neither the Company nor any of its Subsidiaries (including any of their respective employees, officers or directors) or, to the Knowledge of the Company, any third party acting on behalf of the Company or any of its Subsidiaries, has taken or failed to take during the past three (3) years any action that would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, Title 5 of the Israeli Penalty Law (Bribery Transactions), the Israeli Prohibition on Money Laundering Law, 2000, the Israeli Public Service Law (Gifts) – 1979, or any other applicable anti-corruption or anti-kickback law or regulation, including without limitation: (a) the making of any offer or promise to pay, payment of, or authorization of payment of, directly or indirectly, money or anything of value to any foreign government official (including appointed or elected officials, government employees, political parties, party officials, candidates for political office, and any officer, director or employee of any government entity), for the purpose of corruptly influencing an act or decision, inducing the doing or omission of any act in violation of a lawful duty, or securing an improper advantage, or the receipt of a corrupt payment or of anything of value under such circumstances; (b) use of any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (c) establishment or maintenance of any unlawful fund of corporate monies or other properties; or (d) making of any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

2.22 Warranty and Related Matters; Product Liability. The Company has made available to Radiant correct and complete copies of the Company’s standard written warranty or warranties for sales in the last three (3) years for any and all the Company Products. Except as set forth on Section 2.22 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any Warranty Claims. Except as disclosed on Section 2.22 of the Company Disclosure Schedule, and any Warranty Claims in the Ordinary Course of Business, the Company Products conform in all material respects to applicable product specifications, warranties and contractual commitments, and there are no material Product Liability Claims with respect to any Company Product. To the Knowledge of the Company, there is no reasonable basis for any present or future material Product Liability Claim against any of the Company or its Subsidiaries which could give rise to any material liability. No product prepared or manufactured by the Company or its Subsidiaries is or has been subject to any voluntary or involuntary market withdrawal or product recall during the past three (3) years and, to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to result in a recall of products already manufactured by the Company or its Subsidiaries.

2.23 Inapplicability of Anti-takeover Statutes. No takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, or any of the other Contemplated Transactions.

2.24 Vote Required. The affirmative vote (or action by written consent) of (a) the holders of a majority of the Company Ordinary Shares and Company Preferred Shares, voting together as a single class (on an as-converted to Company Ordinary Shares basis), and (b) the holders of at least 67% of the outstanding shares of the Company Preferred Shares (other than the outstanding non-voting shares of the Company Preferred C-1 Shares), voting together as a single class (on an as-converted to Company Ordinary Shares basis), and (c) the holders of majority of each class of Preferred Shares (other than the outstanding non-voting shares of the Company Preferred C-1 Shares), in each case as outstanding on the record date for the Company Shareholder Meeting and entitled to vote thereon (the “Company Shareholder Approval”), is necessary to adopt or approve this Agreement, and approve the Merger, the Contemplated Transactions and the other matters set forth in Section 5.2(a) of this Agreement.

2.25 No Financial Advisor. Except as set forth in Section 2.25 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of the Company or any Subsidiary of the Company.

2.26 Financing Consent Letters. The Company has delivered to Radiant and Merger Sub executed copies of the Financing Consent Letters. The Financing Consent Letters, in the form so delivered to Radiant and Merger Sub, are in full force and effect and are legal, valid and binding obligations of the Company. The only conditions precedent or other contingencies related to the obligations of the parties to the Financing Consent Letters to provide the consents set forth therein are those expressly set forth in the Financing Consent Letters. As of the date of this Agreement, the Company has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Financing Consent Letters required to be satisfied by the Company and within its control.

2.27 No Other Representations or Warranties; Disclaimer of Other Representations and Warranties. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement and the Radiant Disclosure Schedule (a) each of Radiant and Merger Sub is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and any such other representations and warranties are hereby expressly disclaimed, and none of the Company or its Representatives is relying on any representation or warranty of Radiant or Merger Sub except for those expressly set forth in this Agreement and the Radiant Disclosure Schedule and (b) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement or the Radiant Disclosure Schedule. Notwithstanding the foregoing, nothing herein shall be deemed to apply to or limit in any way, the Company’s rights and remedies in the case of fraud.

Section 3. REPRESENTATIONS AND WARRANTIES OF RADIANT AND MERGER SUB

Radiant and Merger Sub represent and warrant to the Company as follows, except (i) as set forth in the written disclosure schedule delivered by Radiant to the Company (the “Radiant Disclosure Schedule”) and (ii) as otherwise disclosed or identified in the Radiant SEC Reports filed with the SEC and publicly available prior to the date hereof, without giving effect to any amendment to any such Radiant SEC report filed on or after the date hereof (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of such Radiant SEC Reports and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature). The Radiant Disclosure Schedule shall be arranged in parts and subparts corresponding to the numbered and lettered sections and subsections contained in this Section 3. The disclosures in any part or subpart of the Radiant Disclosure Schedule shall qualify other Sections and subsections in this Section 3 only to the extent it is reasonably apparent from the face of the disclosure that such disclosure is applicable to such other Sections and subsections herein.

3.1 Organization. Radiant is a corporation, duly organized, validly existing and in good corporate standing under the Laws of the State of Delaware and each of Radiant’s Subsidiaries is a corporation or legal entity validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization. Radiant and each of its Subsidiaries have all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Radiant and each of its Subsidiaries are duly licensed or qualified to do business and, to the extent applicable, is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and, to the extent applicable, in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have a Radiant Material Adverse Effect. Merger Sub is a private company duly incorporated and validly existing under the Laws of Israel and is not a “defaulting company” as defined under the ICL.

3.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Radiant consists of 300,000,000 shares of Radiant Common Stock and 10,000,000 shares of Radiant Preferred Stock. As of March 11, 2019, there were 40,767,012 shares of Radiant Common Stock issued and outstanding and no shares of Radiant Preferred Stock issued and outstanding. As of the date of this Agreement, there are no shares of Radiant Common Stock and no shares of Radiant Preferred Stock held in the treasury of Radiant. Radiant has no Radiant Common Stock or Radiant Preferred Stock reserved for issuance other than as described above and in Section 3.2(b) and Section 3.2(d). The outstanding shares of Radiant Common Stock have been duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of the material terms of any agreement or understanding binding upon Radiant at the time at which they were issued and were issued in compliance with the Radiant Charter and Radiant Bylaws in effect upon such issuance and in accordance with all applicable Laws. Except as set forth in Section 3.2(a) of the Radiant Disclosure Schedule, Radiant does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for Radiant to issue, deliver, or sell, or cause to be issued, delivered, or sold any shares of Radiant Common Stock or any other equity security of Radiant or any Subsidiary of Radiant or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase, or otherwise receive any shares of Radiant Common Stock or any other equity security of Radiant or any Subsidiary of Radiant or obligating Radiant or any such Subsidiary to grant, extend, or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or any other similar agreements. There are no registration rights, repurchase or redemption rights, anti-dilution rights, voting agreements, voting trusts, preemptive rights or contractual restrictions on transfer relating to any capital stock of Radiant. Other than the Radiant Charter and Radiant Bylaws and as set forth in Section 3.2(a) of the Radiant Disclosure Schedule, Radiant is not a party to or bound by or subject to any shareholder agreement or other agreement governing the relationships, rights and obligations of Radiant’s shareholders and is not subject to a shareholder rights plan or similar plan. As of March 11, 2019, there were 6,323,754 shares of Radiant Common Stock authorized for issuance under the Radiant Stock Option Plans, of which: (i) 3,975,649 shares of Radiant Common Stock are issuable upon exercise of all outstanding Radiant Stock Options, subject to adjustment on the terms set forth in the Radiant Stock Option Plans, (ii) 2,078,105 shares of Radiant Common Stock remain available for issuance under the Radiant Stock Option Plans, and (iii) 270,000 shares of Radiant Common Stock are issuable pursuant to restricted stock awards. Since March 11, 2019, Radiant has not issued any shares of its capital stock or other equity securities, or securities convertible into or exchangeable for such capital stock or other equity securities, other than those shares of capital stock reserved for issuance described in this Section 3.2(a).

(b) Section 3.2(a) of the Radiant Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of (i) the name of the holder of each Radiant Stock Option, (ii) the date each Radiant Stock Option was granted, (iii) the number and type of securities subject to each such Radiant Stock Option and the Radiant Stock Option Plan pursuant to which such option was issued, (iv) the expiration date of each such Radiant Stock Option, (v) number of vested Radiant Stock Options, (vi) the price at which each such Radiant Stock Option (or each component thereof, if applicable) may be exercised, (vii) the number of shares of Radiant Common Stock issuable upon the exercise of such, or upon the conversion of all securities issuable upon the exercise of such, Radiant Stock Options and (viii) the vesting schedule of each Radiant Stock Option. To the Knowledge of Radiant, each grant of a Radiant Stock Option was duly authorized by all necessary corporate action, including, as applicable, approval by the Board of Directors of Radiant (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and to the Knowledge of Radiant the award agreement governing such grant (if any) was executed and delivered by each party thereto. Except as disclosed in Section 3.2(a) of the Radiant Disclosure Schedule, Radiant does not have any outstanding restricted stock or restricted stock units.

(c) As of the date of this Agreement, there are no shares of Radiant’s or any of its Subsidiaries’ capital stock outstanding subject to any vesting schedule or subject to a repurchase option or risk of forfeiture.

(d) As of March 11, 2019, there were 272,211 shares of Radiant Common Stock and no shares of Radiant Preferred Stock issuable upon exercise of all outstanding Radiant Warrants. Section 3.2(d) of the Radiant Disclosure Schedule sets forth a true, correct and complete list, as of March 11, 2019, of (i) the name of the holder of each Radiant Warrant, (ii) the date each Radiant Warrant was issued, (iii) the number and type of securities subject to each Radiant Warrant, (iv) the price at which each Radiant Warrant (or each component thereof, if applicable) may be exercised, (v) the number of shares of Radiant Common Stock and Radiant Preferred Stock issuable upon the exercise of such Radiant Warrant and (vi) whether any consent of the holders of Radiant Warrants shall be required to exercise or cancel such Radiant Warrants prior to the Effective Time.

(e) Section 3.2(e) of the Radiant Disclosure Schedule lists each Subsidiary of Radiant, as of the date of this Agreement and indicates for each such Subsidiary as of such date (i) the percentage and type of equity securities owned or controlled, directly or indirectly, by Radiant and (ii) the jurisdiction of incorporation or organization. No Subsidiary of Radiant has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for it to issue, deliver, or sell, or cause to be issued, delivered, or sold any of its equity securities or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or other similar agreements. There are no outstanding contractual obligations of any Subsidiary of Radiant to repurchase, redeem, or otherwise acquire any of its capital stock or other equity interests. All of the shares of capital stock of each of the Subsidiaries of Radiant (i) have been duly authorized and are validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable, (ii) are owned by Radiant free and clear of any claim, lien, Encumbrance (other than Permitted Encumbrances), or agreement with respect thereto, (iii) were not issued in violation of the material terms of any agreement or understanding binding upon Radiant or any of its Subsidiaries at the time at which they were issued and (iv) were issued in compliance with the applicable governing documents and all applicable Laws.

(f) The Radiant Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, have been duly authorized, and be validly issued, fully paid and nonassessable. Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions. All of the issued and outstanding share capital of Merger Sub, which consists of 1,000,000 ordinary shares, with a nominal value of NIS 0.01, is validly issued, fully paid and non-assessable, and is owned, beneficially and of record, by Radiant, free and clear of any claim, lien, Encumbrance, or agreement with respect thereto. Except for obligations and liabilities incurred in connection with its incorporation and the Contemplated Transactions, Merger Sub has not, and will not have, incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. As of the date of this Agreement, the copy of the Articles of Association of Merger Sub which has previously been made available to the Company is a true, correct and complete copy of such Articles of Association as currently in effect and Merger Sub is not in violation of any provision thereof.

3.3 Authority.

(a) Each of Radiant and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereunder and to perform its obligations hereunder. The Board of Directors of Radiant (i) has determined that the Merger is advisable, fair and in the best interests of Radiant and its shareholders, (ii) has approved this Agreement, the Merger and the Contemplated Transactions and has deemed this Agreement advisable, fair and in the best interests of Radiant and its shareholders, (iii) has approved and determined to recommend the approval and adoption of this Agreement and the approval of the Merger to the shareholders of Radiant, and (iv) has duly authorized the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby. Except as explicitly provided in this Agreement, no other proceedings on the part of Radiant are necessary to approve and authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the Merger and the Contemplated Transactions, other than the Radiant Shareholder Approval and the adoption of this Agreement by Radiant in its capacity as the sole shareholder of Merger Sub. This Agreement and each Ancillary Agreement to which it is a party has been duly executed and delivered by Radiant, and, assuming the due authorization, execution and delivery by the Company, this Agreement and the Ancillary Agreements constitute a valid and binding obligation of Radiant, enforceable against Radiant in accordance with their respective terms, subject to: (1) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (2) rules of Law governing specific performance, injunctive relief and other equitable remedies.

(b) The Board of Directors of Merger Sub (i) has determined that the Merger is advisable, fair and in the best interests of Merger Sub and its sole shareholder, (ii) has approved this Agreement, the Merger, and the Contemplated Transactions and has deemed this Agreement advisable, fair and in the best interests of Merger Sub and its sole shareholder, (iii) has determined that, considering the financial conditions of the merging companies, no reasonable concern exists that the Surviving Company (as defined below) will be unable to fulfill the obligations of the Company or Merger Sub, as applicable, to its creditors, and (iv) has determined to recommend that the sole shareholder of Merger Sub vote to approve the Merger and such other actions as contemplated by this Agreement.

3.4 Non-Contravention; Consents.

(a) The execution, delivery and performance by Radiant of this Agreement and the Ancillary Agreements and the performance by Radiant of the transactions contemplated by this Agreement and the Ancillary Agreements do not and will not: (i) violate or result in a violation of, conflict with or constitute or result in a material default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any Radiant Material Contract, permit, license or authorization to which Radiant is a party or by which its assets are bound, (ii) violate or result in a violation of, conflict with or constitute or result in a default (whether after the giving of notice, lapse of time or both) under, or accelerate any obligation under, any provision of Radiant’s or its Subsidiaries’ organizational documents; or (iii) subject to obtaining the Radiant Shareholder Approval and compliance with the requirements set forth in Section 3.4(b), violate or result in a violation of, or constitute a default by Radiant (whether after the giving of notice, lapse of time or both) under, any provision of any Law or any order of, or any restriction imposed by, any court or Governmental Authority applicable to Radiant or any of its Subsidiaries, provided, however that in the cases of clauses (i) and (iii) of this Section 3.4(a), except for any such conflicts, violations, defaults, terminations, cancellations, accelerations or losses that, individually or in the aggregate, are not material.

(b) No material consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with any Governmental Authority is required by or with respect to Radiant or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Radiant or the consummation by Radiant of the Contemplated Transactions, except for: (i) obtaining the Radiant Shareholder Approval; (ii) the filings and notifications required by the ICL; (iii) receipt of a Certificate of Merger from the Companies Registrar in accordance with the ICL; (iv) such consents, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities laws and the laws of any foreign country and (v) such other consents, licenses, permits, orders, authorizations, filings, approvals and registrations which, if not obtained or made, have not had, and would not reasonably be expected to result in a Radiant Material Adverse Effect.

3.5 SEC Filings; Financial Statements.

(a) Radiant has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since September 1, 2017 (the forms, statements, reports and documents filed or furnished since September 1, 2017 and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Radiant SEC Reports”). Each of the Radiant SEC Reports, at the time of its filing or being furnished complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Radiant SEC Reports, or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Radiant SEC Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Radiant SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, and any Radiant SEC Reports filed or furnished with the SEC subsequent to the date of this Agreement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As used in this Section 3.5(a), the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) As of the date of this Agreement, Radiant has timely responded to all comment letters of the staff of the SEC relating to the Radiant SEC Reports, and the SEC has not advised Radiant that any final reports are inadequate, insufficient or otherwise non-responsive. Radiant has made available to the Company true, correct and complete copies of all comment letters, written inquiries and enforcement correspondence between the SEC, on the one hand, and Radiant and any of its Subsidiaries, on the other hand, occurring since September 1, 2017 and will, reasonably promptly following receipt thereof, make available to the Company any such correspondence sent or received after the date of this Agreement. As of the date of this Agreement, none of the Radiant SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

(c) Each of the consolidated financial statements (including, in each case, any notes or schedules thereto) included in or incorporated by reference into the Radiant SEC Reports (the “Radiant Financial

Statements”) fairly present, in all material respects, the consolidated financial position of Radiant and its consolidated Subsidiaries as of its date, or, in the case of the Radiant SEC Reports filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of Radiant and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, changes in shareholders’ equity (deficit) and cash flows included in or incorporated by reference into the Radiant SEC Reports (including any related notes and schedules) fairly presents in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (except as indicated in the notes thereto, and in the case of unaudited statements, as may be permitted by the rules of the SEC, and subject to normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein, or in the case of Radiant SEC Reports filed after the date of this Agreement, will fairly present, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (except as indicated in the notes thereto, and in the case of unaudited statements, as may be permitted by the rules of the SEC, and subject to normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(d) Radiant has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting, and, to the Knowledge of Radiant, such system is effective in providing such assurance. Radiant (i) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that information required to be disclosed by Radiant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and such disclosure controls and procedures are effective (ii) has, to the extent required by Law, disclosed, based on the most recent evaluation of its chief executive officer and its principal financial officer prior to the date of this Agreement, to Radiant’s auditors and the Audit Committee of the Board of Directors of Radiant (and made summaries of such disclosures available to the Company) (A) (y) any significant deficiencies in the design or operation of internal control over financial reporting that would adversely affect in any material respect Radiant’s ability to record, process, summarize and report financial information and (z) any material weakness in internal control over financial reporting, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Radiant’s internal controls over financial reporting. Each of Radiant and its Subsidiaries have materially complied with or substantially addressed such deficiencies, material weaknesses or fraud. Radiant has delivered or made available to the Company complete and correct copies of all material correspondence between the NASDAQ market and Radiant in the past twelve (12) months and any correspondence with respect to unresolved matters.

(e) Each of the principal executive officer of Radiant and the principal financial officer of Radiant (or each former principal executive officer of Radiant and each former principal financial officer of Radiant, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Radiant SEC Reports, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of this Section 3.5(e), “principal executive officer” and “principal financial officer” has the meanings given to such terms in the Sarbanes-Oxley Act. None of Radiant or any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers in violation of Section 402 of the Sarbanes-Oxley Act.

(f) Neither Radiant or any of its Subsidiaries nor, to the Knowledge of Radiant, any director, officer, employee, or internal or external auditor of Radiant or any of its Subsidiaries has received or otherwise had or obtained constructive knowledge of any substantive material complaint, allegation, assertion or claim, whether written or oral, that Radiant or any of its Subsidiaries has engaged in questionable accounting or auditing practices. Since September 1, 2017, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, principal financial officer or general counsel of Radiant, the Board of Directors of Radiant or any committee thereof, other than ordinary course audits or reviews of accounting policies or internal controls required by the Sarbanes-Oxley Act.

(g) Radiant has never been and is not an “ineligible issuer,” as defined in Rule 405 of the Securities Act.

(h) From the time of Radiant’s initial public offering through the date hereof, the Company has been and is an “emerging growth company,” as defined in Rule 405 of the Securities Act.

(i) Radiant is eligible for use of a Form S-3 for the registration of any Radiant Common Stock to be issued pursuant to the transactions contemplated hereby.

(j) Radiant is, and since September 1, 2017 has been, in compliance in all material respects with (i) the applicable listing and corporate governance rules and regulations of the NASDAQ market, and (ii)  the applicable provisions of the Sarbanes-Oxley Act.

3.6 Absence of Changes. Since December 31, 2018, Radiant and each of its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business. During the period after December 31, 2018 and before the date of this Agreement:

(a) there has not been any change, event, circumstance or condition to the Knowledge of Radiant that, individually or in the aggregate, has had, or would reasonably be expected to have, a Radiant Material Adverse Effect;

(b) there has been no split, combination or reclassification of any of the outstanding shares of Radiant’s capital stock, and Radiant has not declared or paid any dividends on or made any other distributions (in either case, in stock or property) on or in respect of the outstanding shares of Radiant’s capital stock;

(c) none of Radiant or its Subsidiaries has allotted, reserved, set aside or issued, authorized or proposed the allotment, reservation, setting aside or issuance of, or purchased or redeemed or proposed the purchase or redemption of, any shares in its capital stock or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities;

(d) except as required as a result of a change in applicable Laws or GAAP, there has not been any material change in any method of accounting or accounting practice by Radiant or any of its Subsidiaries;

(e) neither Radiant nor any of its Subsidiaries has, (i) acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or agreed to do any of the foregoing, outside of the sale of inventory in the Ordinary Course of Business or (ii) incurred or committed to incur capital expenditures in excess of $100,000, in the aggregate;

(f) there has been no transfer (by way of a license or otherwise) of, or agreement to transfer to, any Person’s rights to any Radiant Intellectual Property, other than non-exclusive licenses and sublicenses provided to distributors and users of Radiant Products in the Ordinary Course of Business;

(g) there has been no notice delivered to Radiant or any of its Subsidiaries of any claim of ownership by a third party of any Radiant Intellectual Property owned or developed by Radiant or any of its Subsidiaries, or of infringement by Radiant or any of its Subsidiaries of any Third Party Intellectual Property;

(h) there has not been any: (i) grant of any severance, change-in-control, retention, or termination pay to any employee or other service provider of Radiant or its Subsidiaries or any Contract entered or amended, providing for the grant of any severance, change-in-control, retention, or termination pay to any employee or other service provider of Radiant or its Subsidiaries, in each case, other than as required by law; (ii) entry into any employment, deferred compensation, severance, equity, pension, post-retirement or other similar plan or agreement (or any amendment to any such existing agreement) with any new or current employee or other service provider of Radiant or its Subsidiaries; (iii) increase in the compensation, bonus or other benefits (including accelerated equity vesting) payable or to become payable to any employee or other service provider of Radiant or its Subsidiaries, except, with respect to (ii) and (iii) of this subsection (h), in the Ordinary Course of Business consistent with past practice, or as required by any preexisting plan or arrangement set forth in Section 3.6 of the Radiant Disclosure Schedule; or (iv) termination or resignation of any of the officers or key employees of Radiant or any of its Subsidiaries; and

(i) there has not been any agreement to do any of the foregoing.

3.7 Title to Assets. Except with respect to Radiant Intellectual Property, which is covered in Section 3.9, each of Radiant and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All of said non-leased properties and assets are owned by Radiant or a Radiant Subsidiary free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on Radiant’s audited consolidated balance sheet at December 31, 2018; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Radiant and its Subsidiaries, taken as a whole and (iii) Encumbrances described in Section 3.7 of the Radiant Disclosure Schedule. Merger Sub has not granted any Encumbrance that qualifies as a floating charge under the ICL and that restricts the right of Merger Sub to create or grant security interests.

3.8 Properties. Section 3.8 of the Radiant Disclosure Schedule sets forth a list of Radiant Leased Real Property. True and complete copies of all leases relating to Radiant Leased Real Property have been made available to the Company. With respect to each property listed on Section 3.8 of the Radiant Disclosure Schedule: (i) Radiant has a valid and enforceable leasehold interest to the leasehold estate in the Radiant Leased Real Property granted to Radiant pursuant to each pertinent lease, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity; (ii) each of said leases has been duly authorized and executed by Radiant and is in full force and effect; (iii) Radiant is not in material default under any of said leases, nor, to the Knowledge of Radiant, has any event occurred which, with notice or the passage of time, or both, would give rise to such a material default by Radiant; and (iv) Radiant has not assigned subleased, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any such lease. Neither Radiant nor any of its Subsidiaries owns or has ever owned any real property.

3.9 Intellectual Property.

(a) Section 3.9(a) of the Radiant Disclosure Schedule contains a complete and accurate list of all (i) issued Patents or pending patent applications owned or controlled (i.e., exclusively licensed) by Radiant or any of its Subsidiaries or patents used or held for use by Radiant or any of its Subsidiaries in Radiant Business (“Radiant Patents”), all registered trademarks, tradenames, and service mark registrations and applications to register any trademarks (including domain names) therefor, including material unregistered trademarks, tradenames, and service marks (“Radiant Marks”) and registered and material unregistered Copyrights owned or controlled by Radiant or any of its Subsidiaries or copyrights used or held for use by Radiant or any of its Subsidiaries in the Radiant Business (“Radiant Copyrights”), (ii) licenses, sublicenses or other Contracts under which Radiant or any of its Subsidiaries is granted rights by others in the Radiant Intellectual Property (“Radiant Licenses-In”) (other than commercial off the shelf software or materials transfer agreements), and (iii) licenses, sublicenses or other Contracts under which Radiant or any of its Subsidiaries has granted rights to others in the Radiant Intellectual Property, other than non-exclusive licenses and sublicenses provided to distributors and users of Radiant Products in the Ordinary Course of Business (“Radiant Licenses-Out”). Schedule 3.9(a) sets forth (i) the jurisdictions in which each such item of Radiant Intellectual Property has been issued, registered, otherwise arises or in which any such application for such issuance and registration has been filed, (ii) the registration or application date and serial or patent number, as applicable, and (iii) any pending oppositions to any of the Radiant Marks (registered or applied for).

(b) With respect to Radiant Intellectual Property (i) purported to be owned by Radiant or any of its Subsidiaries, Radiant or one of its Subsidiaries own the entire right, title, and interest in and to such Radiant Intellectual Property and (ii) purported to be licensed to Radiant or any of its Subsidiaries by a third party (other than commercial off the shelf software or materials transfer agreements), such Radiant Intellectual Property is the subject of an enforceable written license or other written Contract.

(c) Except as set forth in Section 3.9(c) of the Radiant Disclosure Schedule, the Radiant Intellectual Property is free and clear of all Encumbrances, other than Encumbrances resulting from the express terms of a Radiant License-In, the express terms of a Radiant License-Out, , or Permitted Encumbrances granted by Radiant or any of its Subsidiaries.

(d) The Radiant Intellectual Property includes all of the material Intellectual Property used in the Ordinary Course of Business by Radiant and its Subsidiaries as currently conducted, and there are no other items of Intellectual Property that are material to the Ordinary Course of Business of Radiant and development, manufacturing, marketing, commercialization and sale of the Radiant Products, as currently conducted.

(e) To the Knowledge of Radiant, the Radiant Patents are (i) being diligently prosecuted or otherwise registered in the respective United States Patent & Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued and (ii) have been filed and maintained in accordance with applicable Laws.

(f) None of the Radiant Licenses-Out grant any third party exclusive rights to or under any Radiant Intellectual Property or grant any third party the right to sublicense any Radiant Intellectual Property without Radiant’s written consent or notice to Radiant.

(g) Except for those Patents listed in Section 3.9(g) of the Radiant Disclosure Schedule, to the Knowledge of Radiant, each of the Radiant Patents, properly identifies each and every inventor of the claims thereof as determined in accordance with the laws of the jurisdiction in which such Radiant Patent is issued or pending.

(h) No Radiant Patent is currently involved in any post grant review, inter partes review, interference, reissue, re-examination or opposition proceeding; to the Knowledge of Radiant, there is no patent or patent application of any third party that potentially interferes with a Radiant Patent.

(i) Except as set forth in Section 3.9(i) of the Radiant Disclosure Schedule (i) there are no material Legal Proceedings pending or, to the Knowledge of Radiant, threatened against Radiant or any of its Subsidiaries alleging that Radiant or any of its Subsidiaries is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated any Third Party Intellectual Property; (ii) there are no material Legal Proceedings pending or threatened by Radiant or any of its Subsidiaries against any Person alleging infringement, misappropriation or other violation of any Radiant Intellectual Property; (iii) to the Knowledge of Radiant, the operation or conduct of the Radiant Business and development, manufacturing, marketing, commercialization and sale of the Radiant Products (including the use of the Radiant Intellectual Property), as currently conducted and conducted in the past has not infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person, and there has been no material Legal Proceeding asserted or, to the Knowledge of Radiant, threatened against Radiant or any of its Subsidiaries alleging Radiant’s infringement, misappropriation, or violation of any Intellectual Property rights of another Person, and (iv) to the Knowledge of Radiant, no Person is currently infringing or otherwise violating any Radiant Intellectual Property. To the Knowledge of Radiant, there is no substantial basis for any claim that the operation of the Radiant Business and the development, manufacturing, marketing, commercialization and sale of the Radiant Products, as currently conducted, infringes, misappropriates, or otherwise violates, or will infringe, misappropriate or otherwise violate any Third Party Intellectual Property under the Laws of any jurisdiction.

(j) Other than as set forth in Section 3.9(j) of the Radiant Disclosure Schedule, none of Radiant or any of its Subsidiaries has any obligation to compensate any person for the use of any Radiant Intellectual Property; none of Radiant or any of its Subsidiaries has entered into any agreement to indemnify any other person against any claim of infringement or misappropriation of any Third Party Intellectual Property by the use of Radiant Intellectual Property, except in connection with commercial off the shelf software or materials transfer agreements; there are no settlements, covenants not to sue, consents, or Orders or similar obligations that: (i) restrict the rights of Radiant or any of its Subsidiaries to use any Radiant Intellectual Property, (ii) restrict the Radiant Business or development, manufacturing, marketing, commercialization and sale of the Radiant Products, in order to accommodate a Third Party Intellectual Property, or (iii) permit third parties to use any Radiant Intellectual Property.

(k) Except as set forth in Section 3.9(j) of the Radiant Disclosure Schedule, all former and current consultants and contractors who have independently or jointly contributed to the conception, reduction to practice, creation or development of any Radiant Intellectual Property and all former and current employees of Radiant or any of its Subsidiaries have executed written instruments with Radiant or one or more of its Subsidiaries that assign to Radiant or its Subsidiary, all rights, title and interest in and to any and all of all such Intellectual Property arising from such employment or contractual arrangement, including, without limitation, inventions, improvements, discoveries, writings and other works of authorship, and information relating to the Radiant Business or the Radiant Products and any Intellectual Property relating thereto (the “Radiant Created IP”). No such third party has retained any ownership rights with respect to such Radiant Created IP. Except as listed in Section 3.9(j) of the Radiant Disclosure Schedule, where a Radiant Patent is held by Radiant or any of its Subsidiaries by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued. Each Person who has or has had any rights in or to any Radiant Created IP, has assigned and has executed an agreement assigning its entire right, title, and interest in and to such Radiant Created IP to Radiant or its Subsidiary. For clarity, Radiant Created IP is Radiant Intellectual Property.

(l) Radiant and its Subsidiaries have taken commercially reasonable security measures, consistent with customary practices in the industry in which it operates, to protect and preserve the secrecy, confidentiality and value of all Trade Secrets, if any, and confidential and proprietary information, owned by Radiant or any of its Subsidiaries or used or held for use by Radiant or any of its Subsidiaries in the Radiant Business and the development, manufacturing, marketing, commercialization and sale of the Radiant Products (the “Radiant Trade Secrets”), including, without limitation, causing each former and current employee and consultant of Radiant and its Subsidiaries and any other person with access to Radiant Trade Secrets to execute a binding written confidentiality agreement, copies or forms of which have been provided to the Company and pursuant to which such employees, contractors and consultants have agreed to hold all trade secrets and confidential and proprietary information of Radiant and the Subsidiaries in confidence both during and after their employment or engagement. To the Knowledge of Radiant and its Subsidiaries (i) no Person is in breach of their respective confidentiality agreement, and (ii) there has not been any disclosure of or access to any material Radiant Trade Secret to any Person in a manner that has resulted or is reasonably likely to result in the loss of Trade Secret in and to such information. All current and former employees and consultants of Radiant and the Subsidiaries having access to confidential or proprietary information of any of their respective customers or business partners have executed and delivered to Radiant an agreement regarding the protection of such confidential or proprietary information, to the extent required by such customers and business partners.

(m) To the Knowledge of Radiant, no current or former employee, consultant or independent contractor of Radiant or any Subsidiary (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure (including patent disclosure), invention assignment, non-disclosure or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, Radiant or any Subsidiary or using trade secrets or proprietary information of others without permission; or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for Radiant or any Subsidiary that is subject to any Contract under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. No director, officer, employee, consultant, or other representative of Radiant or any of its Subsidiaries owns or, to the Knowledge of Radiant, claims any rights in any Radiant Intellectual Property.

(n) Except as provided in Section 3.9(n) of the Radiant Disclosure Schedule, no (i) government funding, (ii) facilities of a university, college, other educational institution or research or medical center, or (iii) funding from any Person (other than funds received in consideration for shares of Radiant Common Stock) was used in the development of the Radiant Intellectual Property. To the Knowledge of Radiant, no current or former employee of Radiant or any Subsidiary, who was involved in, or who contributed to, the creation or development of any Radiant Intellectual Property, has performed services for any government, university, college or other educational institution or research or medical center during a period of time during which such employee was also performing services for Radiant or any Subsidiary.

3.10 Material Contracts. Section 3.10 of the Radiant Disclosure Schedule identifies the following Radiant Material Contracts in effect as of the date of this Agreement:

(a) the Radiant Leases and the Radiant Ancillary Lease Documents;

(b) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets for annual payments by Radiant or any of its Subsidiaries of, or pursuant to which in the last year Radiant or any of its Subsidiaries paid, in the aggregate, $500,000 or more;

(c) any Contract for the sale of materials, supplies, goods, services, equipment or other assets, excluding Radiant Products, for annual payments to Radiant or any of its Subsidiaries of, or pursuant to which in the last year Radiant or any of its Subsidiaries received, in the aggregate, $150,000 or more;

(d) any Contract that relates to any partnership, joint venture, strategic alliance or other similar Contract other than agreements entered into with third parties for the incorporation of Subsidiaries, copies of which have been provided to the Company;

(e) any Contract relating to Indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except for Contracts relating to Indebtedness in an amount not exceeding $100,000 in the aggregate;

(f) any Contract for the employment of any employee or engagement of any independent contractor (i) that provides for base salary in excess of $100,000 on an annual basis, or (ii) that provides for severance, retention bonus, change in control or similar types of Contracts, other than Contracts that provide for severance, retention bonus, change in control or similar type Contracts at or below the amount of $100,000 per employee;

(g) all collective bargaining agreements or agreements with any labor organization, union or association to which Radiant is a party;

(h) any Contract which by its terms limits in any material respect (i) the localities in which all or any significant portion of the business and operations of Radiant or its Subsidiaries or, following the consummation of the Contemplated Transactions, the business and operations of Surviving Company, Radiant or any Affiliate of Radiant, is or would be conducted, or (ii) the scope of the business and operations of Radiant and its Subsidiaries, taken as a whole, in each case that would be material to Radiant and its Subsidiaries taken as a whole;

(i) any Contract with any officer, Radiant Key Employee or other employee of Radiant who develops or has developed any intellectual property of or for Radiant, or Radiant Contingent Worker of any of Radiant or its Subsidiaries containing noncompetition, non-solicitation, nondisclosure, assignment of inventions or confidentiality provisions;

(j) any Contract in respect of any Radiant Intellectual Property (including the distribution, licensing, marketing, advertising or sales thereof) that provides for annual payments of, or pursuant to which in the last year Radiant or any of its Subsidiaries paid or received, in the aggregate, $250,000 or more;

(k) any Contract with any healthcare professional or any employee of any healthcare professional, including, but not limited to, any Contract for advisory boards, pharmacy practice management, consulting services, electronic medical records or practice management that provides for annual payments of, or pursuant to which in the last year Radiant or any of its Subsidiaries paid, in the aggregate, $100,000 or more;

(l) any Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Radiant or any of its Subsidiaries;

(m) any Contract with any Governmental Authority;

(n) any power of attorney, other than powers of attorney provided by Radiant and its Subsidiaries in the Ordinary Course of Business;

(o) any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Contemplated Transactions;

(p) any Contract with (i) an executive officer or director of Radiant or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members or (ii) an owner of more than five percent (5%) of the voting power of the outstanding capital stock of Radiant or (iii) to the Knowledge of Radiant, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Radiant or its Subsidiaries);

(q) any Contract relating to the acquisition or disposition of any material interest in, or any material amount of, property or assets of Radiant or any of its Subsidiaries (whether by merger, stock sale, asset sale or otherwise) or for the grant to any Person of any preferential rights to purchase any of their assets, other than in the Ordinary Course of Business consistent with past practice;

(r) any Contract containing any provisions requiring any of Radiant or its Subsidiaries to indemnify any other party, other than commercial Contracts entered into the Ordinary Course of Business consistent with past practices;

(s) except to the extent a Contract is described in the clauses above, any Contract not entered into in the Ordinary Course of Business in excess of $500,000; or

(t) any other agreement (or group of related agreements) the performance of which requires aggregate payments from Radiant or any of its Subsidiaries in excess of $500,000 or that is material to Radiant or its Subsidiaries.

Radiant has delivered or made available to the Company accurate and complete (except for applicable redactions thereto) copies of all material written Radiant Contracts, including all amendments thereto. There are no Radiant Material Contracts that are not in written form. Neither Radiant nor any Subsidiary of Radiant has, nor to the Knowledge of Radiant, has any other party to a Radiant Material Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Radiant or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (t) above or any Radiant Contract listed in Section 3.13(i) or Section 3.15 of the Radiant Disclosure Schedule (any such agreement, contract or commitment, a “Radiant Material Contract”) in such manner as would permit any other party to cancel or terminate any such Radiant Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material. As to Radiant and its Subsidiaries, as of the date of this Agreement, each Radiant Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii)  rules of Law governing specific performance, injunctive relief and other equitable remedies.

3.11 Absence of Undisclosed Liabilities. As of the date of this Agreement, neither Radiant nor any Subsidiary of Radiant has any Liability, individually or in the aggregate, except for: (a) Liabilities identified in the financial statements (including any related notes) contained or incorporated by reference in the Radiant SEC Reports; (b) normal and recurring current Liabilities that have been incurred by Radiant since the date of the most recent balance sheet included in the Radiant SEC Reports consolidated balance sheet in the Ordinary Course of Business, which are under $50,000 in the aggregate; and (c) Liabilities described in Section 3.13 of the Radiant Disclosure Schedule.

3.12 Compliance with Laws; Regulatory Compliance.

(a) Except as set forth in Section 3.12(a) of the Radiant Disclosure Schedule, each of Radiant and its Subsidiaries, and, to the Knowledge of Radiant, every director, officer, employee, agent, and Representative thereof, is and has been for the past three (3) years in material compliance with all applicable Laws (including, but not limited to, FDCA, Health Care Laws, and all trade laws, including import control and export laws, trade embargos and anti-boycott laws) and Orders. To the Knowledge of Radiant and its Subsidiaries, (i) no investigation by any Governmental Authority with respect to Radiant or any of its Subsidiaries is active and pending, and (ii) no Governmental Authority has indicated in writing or, to the Knowledge of Radiant, orally, an intention to conduct an investigation.

(b) Except as has not, would not and would not reasonably be expected to, individually or in the aggregate, have a Radiant Material Adverse Effect, each of Radiant and its Subsidiaries and, to the Knowledge of Radiant, their respective employees and agents, hold all Radiant Permits, including, but not limited to, all authorizations required under the FDCA, and the regulations of the FDA promulgated thereunder as well as the PHSA. Except as has not, would not and would not reasonably be expected to, individually or in the aggregate, have a Radiant Material Adverse Effect, all such Radiant Permits are valid, and in full force and effect. Since January 1, 2015, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Radiant Permit except as has not, would not and would not reasonably be expected to, individually or in the aggregate, have a Radiant Material Adverse Effect. Each of Radiant and each of its Subsidiaries is in compliance in all material respects with the requirements associated with all Radiant Permits. No event has occurred that would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Radiant Permit.

(c) None of Radiant or its Subsidiaries, any director, officer, employee, nor, to the Knowledge of Radiant, any agent or Representative thereof, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or a similar policy enforced by any other Radiant Regulatory Agency. None of Radiant or its Subsidiaries, any director, officer, employee, nor, to the Knowledge of Radiant, any agent or Representative thereof, has engaged in any activity that would result in a material violation under applicable FDCA or Health Care Laws. There is no civil, criminal, administrative or other proceeding, notice or demand pending, received or, to the Knowledge of Radiant, threatened against Radiant or any of its Subsidiaries that relates to an alleged violation of FDCA or any Health Care Law and none of Radiant or any of its Subsidiaries is in receipt of written notice of any civil, criminal, administrative or other proceeding, notice or demand pending that relates to an alleged violation of FDCA or any Health Care Law. None of Radiant or its Subsidiaries, any director, officer, employee nor, to the Knowledge of Radiant, agent or Representative thereof, has engaged in any activity that would result in a material violation of any FDCA or Health Care Law. None of Radiant or any of its Subsidiaries nor, to the Knowledge of Radiant, any director, officer, employee, agent or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. There are no Orders or similar actions to which Radiant or any of its Subsidiaries any director, officer, employee, or, to the Knowledge of Radiant, agent or Representative thereof, are bound or which relate to Radiant Products, or alleged violation of any FDCA or Health Care Law. Radiant and its Subsidiaries are currently not, nor have ever been, a party or subject to the terms of a corporate integrity agreement required by the Office of the Inspector General of the United States Department of Health and Human Services or similar agreement or consent order of any other Governmental Authority.

(d) None of Radiant or any of its Subsidiaries nor, to the Knowledge of Radiant, any director, officer, employee, agent or Representative thereof, has been investigated for, charged with or convicted of a Medicare, Medicaid or federal or state health program related offense, or convicted of, charged with or, to the Knowledge of Radiant, investigated for a violation of federal or state Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation of controlled substances, or has been debarred, excluded or suspended from participation in a Federal Health Care Program (nor is any such debarment, exclusion or suspension pending), or been subject to any Order or consent decree of, or criminal or civil fine or penalty imposed by, any Governmental Authority. Except as set forth in Section 3.12(d) of the Radiant Disclosure Schedule, to the Knowledge of Radiant, Radiant has not arranged or contracted with (by employment or otherwise) any individual or entity has been convicted of or pled guilty or nolo contendere to any federal or state health care-related criminal offense or is excluded from participation in a Federal Health Care Program for the provision of items or services for which payment may be made under such Federal Health Care Program. Except as set forth in Section 3.12(d) of the Radiant Disclosure Schedule, no exclusion, suspension, or debarment claims, actions, proceedings or investigations relating to Radiant is pending or, to the Knowledge of Radiant, is threatened against neither Radiant, nor any of Radiant’s respective officers, directors, equity holders, employees or agents acting on its behalf or for its benefit.

(e) Each of Radiant and each of its Subsidiaries is and has been in compliance in all material respects with all applicable statutes, rules, regulations, decrees, writs and Orders of the FDA and any other Radiant Regulatory Agency with respect to the labeling, storing, testing, developing, manufacturing, packaging, distributing, marketing, advertising, promoting, and selling of the Radiant Products. To the Knowledge of Radiant, each of Radiant and its Subsidiaries has filed all required notices in accordance with FDCA and any other Laws, and made available to the Company copies thereof, of design defects, product problems, adverse events, injuries and deaths relating to Radiant Products. Except as set forth in Section 3.12(e) of the Radiant Disclosure Schedule, to the Knowledge of Radiant, all required pre-clinical studies conducted by or on behalf of Radiant or its Subsidiaries and Radiant-sponsored clinical trials (or clinical trials sponsored by Radiant or any other Subsidiary) conducted or being conducted with respect thereto, have been and are being conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDCA and the FDA’s current Good Manufacturing Practice as codified in the Quality System Regulation, Good Laboratory Practice and Good Clinical Practice. The results of any such studies, tests and trials, and all other material information related to such studies, tests and trials, have been made available to Company. To the Knowledge of Radiant, each clinical trial conducted by or on behalf of Radiant or any of its Subsidiaries with respect to Radiant Products has been and is being conducted in all material respects in accordance with its clinical trial protocol, and in compliance in all material respects with all applicable Laws, including Good Clinical Practice, informed consent, Institutional Review Board requirements and all other applicable requirements contained in 21 CFR Parts 312, 812, 50, 54, 56 and 11. To the Knowledge of Radiant, each of Radiant and its Subsidiaries has filed all required notices (and made available to the Company copies thereof) of design defects, product problems, adverse events, injuries and deaths relating to clinical trials conducted by or on behalf of Radiant or any of its Subsidiaries with respect to such Radiant Products.

(f) All applications, submissions, information and data utilized by Radiant or any of its Subsidiaries as the basis for, or submitted by or on behalf of Radiant or any of its Subsidiaries in connection with any and all requests for a Radiant Permit relating to Radiant or any of its Subsidiaries, when submitted to the FDA or any other Radiant Regulatory Agency, were, to the Knowledge of Radiant, true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or any other Radiant Regulatory Agency.

(g) (i) Radiant and each of its Subsidiaries is in compliance in all material respects with the written procedures, record-keeping and FDA reporting requirements for Reports of Corrections and Removals set forth in 21 C.F.R. Part 806; (ii) neither Radiant nor any of its Subsidiaries has voluntarily or involuntarily issued or caused to be issued, or is aware of any facts that would require Radiant or any of its Subsidiaries to issue or cause to be issued, any recall notice, market withdrawal notice, safety or Warning Letter, report or other notice or action disclosing an alleged defect or lack of safety or efficacy of any product; (iii) Radiant and each of its Subsidiaries is in compliance in all material respects with the regulations for Medical Device Reporting set forth in 21 C.F.R. Part 803, or equivalent requirements issued by any other Governmental Authority; (iv) each product in current commercial distribution in the United States is a Class II medical device as defined under 21 U.S.C. § 360c(a)(1)(A), (B) and applicable rules and regulations thereunder and was first marketed under, and is currently covered by, a premarket notification owned and held exclusively by Radiant or one of its Subsidiaries and in compliance with 21 U.S.C. § 360(k) and the applicable rules and regulations thereunder; and (v) Radiant and each of its Subsidiaries has always promoted and continues to promote such products for uses that are within the scope of each Permit, and Radiant and each of its Subsidiaries have not engaged in any off-label promotion, or promotion of Radiant Products without Permits, when such medical devices under FDCA must only be marketed with Permits (e.g., 510(k) premarket notification).

(h) None of Radiant or its Subsidiaries nor, to the Knowledge of Radiant, any of the Representatives, licensors, licensees, assignors or assignees thereof has received any notice that the FDA or any other Radiant Regulatory Agency has initiated, or threatened to initiate, any action to suspend or place restrictions on any clinical trial, suspend or terminate any IDE or comparable Clinical Trial Application sponsored by Radiant or any of its Subsidiaries or otherwise restrict the pre-clinical research related to or clinical study of any Radiant Product or any medical device or component being developed by any licensee or assignee of the Radiant Intellectual Property based on such intellectual property, or to recall, suspend or otherwise restrict the development or manufacture of any Radiant Product. To the Knowledge of Radiant, none of Radiant or any of its Subsidiaries or any supplier of components and materials to Radiant is in receipt of written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, 483 observation, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, penalty, Untitled Letter, Warning Letter, seizure, import alert, injunction, prosecution, or other compliance or enforcement action relating to any Radiant Products or to the Radiant Business. To the Knowledge of Radiant, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action. All deficiencies and non-conformities discovered during internal audits and inspections have been corrected and resolved in all material respects.

(i) To the extent Radiant or its Subsidiaries collects, uses, or discloses Personal Information, Radiant and/or its Subsidiaries, as applicable, has in place publicly published privacy policies regarding the collection, use and disclosure of Personal Information in their possession, custody or control, or otherwise held or processed on their behalf. Radiant and its Subsidiaries are, and have been for the past three (3) years, in material compliance with the requirements of: (i) all applicable Data Privacy and Security Laws; and (ii) all contractual obligations concerning the collection, use, storage and disclosure of Personal Information. Neither Radiant nor its Subsidiaries has been notified of any Legal Proceeding related to data security or privacy or alleging a violation of any of its privacy policies or any Data Privacy and Security Law, nor, to the Knowledge of Radiant, has any such claim been threatened. Radiant and its Subsidiaries have taken commercially reasonable measures designed to protect and maintain the confidentiality of all Personal Information collected by or on behalf of Radiant or its Subsidiaries and to maintain the security of its data storage practices for Personal Information, in each case, in accordance with all Data Privacy and Security Laws and consistent with commercially reasonable industry practices applicable to such types of data gathered and maintained in the industry in which Radiant or its Subsidiaries conduct their business.

(j) Radiant and each of its Subsidiaries have maintained commercially reasonable administrative, physical and technical safeguards consistent with normal industry practice and in accordance with Data Privacy and Security Laws that are designed to (i) protect the confidentiality, integrity and accessibility of IT Systems and information contained therein (including Intellectual Property, Personal Information, and other information subject to confidentiality obligations), and specifically, (ii) prevent against loss and unauthorized access, use, modification, disclosure or other use of such information that would not, in each foregoing case, be consistent with Radiant or its Subsidiaries’ published privacy policies or contract to which Radiant or any of its Subsidiaries is a party. With respect to the IT Systems, for the past three (3) years (i) none of the data (including Intellectual Property and Personal Information) that Radiant or its Subsidiaries stores or processes has been corrupted to a material extent, and (ii) to the Knowledge of Radiant, none of the Personal Information, that Radiant or its Subsidiaries stores or processes has been subject to a security breach or incident regarding Personal Information requiring notification under the applicable Data Privacy and Security Laws, including but not limited to, 45 C.F.R. Subpart D. Radiant and its Subsidiaries have been, and are, in compliance with contractual obligations concerning the security and privacy of IT Systems and information contained therein (including Intellectual Property, Personal Information, and other information subject to confidentiality obligations) in all material respects.

(k) Any database owned or used Radiant or its Subsidiaries that is required to be registered under any Data Privacy and Security Law, if any, has been duly registered and maintained, and there has been no unauthorized or illegal use of or access to any of the data or information in any of such databases. There is no audit, proceeding, claim or investigation currently pending against Radiant or its Subsidiaries by any Governmental Authority in respect of Personal Information.

(l) Radiant and its Subsidiaries have made available to the Company true, correct and complete copies of any and all material applications, approvals, licenses, written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA or any other Radiant Regulatory Agency, including documents that indicate or suggest lack of compliance with the regulatory requirements of the FDA or any other Radiant Regulatory Agency. Radiant and its Subsidiaries have made available to the Company for review all correspondence to or from the FDA or any other Radiant Regulatory Agency, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA or any other Radiant Regulatory Agency, and all other documents concerning communications to or from the FDA or any other Radiant Regulatory Agency, or prepared by the FDA or any other Radiant Regulatory Agency or which bear in any way on Radiant’s or any of its Subsidiaries’ material compliance with regulatory requirements of the FDA or any other Radiant Regulatory Agency, or on the likelihood or timing of approval or clearance of any Radiant Products.

3.13 Taxes and Tax Returns.

(a) Each of Radiant and its Subsidiaries has timely (i) filed (taking into account any applicable extensions) all material Tax Returns that were required to be filed on or prior to the date hereof and all such Tax Returns were correct and complete in all material respects and (ii) paid all Taxes, whether or not shown on such Tax Returns, other than Taxes which individually or the aggregate are not reasonably expected to be material.

(b) There are no liens for Taxes (other than statutory liens for current Taxes or other governmental charges, assessments or levies that are not yet due and payable or liens for Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the Radiant Financial Statements) on any assets of Radiant or its Subsidiaries.

(c) Neither Radiant nor any of its Subsidiaries is a party to any currently pending Tax audits or other administrative proceedings or any currently pending court proceedings or any other material dispute or claim concerning any Tax liability of Radiant or any Subsidiary, in each case, for which written notice has been received. To the Knowledge of Radiant, there are no material matters under discussion between Radiant or any of its Subsidiaries and any Taxing Authority.

(d) Neither Radiant nor any of its Subsidiaries has filed for an extension of time within which to file any Tax Return which extension is currently in effect, other than customary extensions not to exceed six (6) months for which no approval is required. Neither Radiant nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations for, or extension of, the period for the assessment or collection of any Tax, in each case, which period has not yet expired.

(e) Radiant and its Subsidiaries have complied in all material respects with all applicable legal requirements relating to the payment and withholding of Taxes from payments made or deemed made to any employee, independent contractor, creditor, shareholder, lender or other third party.

(f) Neither Radiant nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement (other than (i) any such agreement exclusively between or among the Radiant and/or its Subsidiaries and (ii) any other agreement (A) the primary purpose of which is not the allocation or payment of Tax liability and (B) that was entered into in the Ordinary Course of Business). Neither Radiant nor any of its Subsidiaries is or may be liable under Treasury Regulation Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) for Taxes of any Person other than Radiant and its Subsidiaries.

(g) During the past two (2) years, neither Radiant nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(h) None of Radiant or its Subsidiaries has taken any action, or has any Knowledge of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(i) All material related party transactions involving Radiant and its Subsidiaries are in compliance with applicable transfer pricing laws and regulations, are at arm’s length and are documented and reported with a proper transfer pricing study, in each case in accordance with applicable Tax Laws.

(j) None of Radiant or its Subsidiaries has a permanent establishment or other taxable presence (as determined pursuant to an applicable tax treaty or applicable Tax Law) in any country other than the country of its formation. Neither the Radiant nor any of its Subsidiaries is or has ever been subject to Tax in any country other than their country of incorporation by virtue of being treated as a resident of that country.

(k) No written claim has been delivered to Radiant or to any of its Subsidiaries by a Taxing Authority, within the statutory limitation periods, in the jurisdiction where Radiant or any Subsidiary does not file Tax Returns such that it is or may be subject to taxation by that jurisdiction or required to file any Tax Return in that jurisdiction.

3.14 Employee Benefit Programs.

(a) Section 3.14(a) of the Radiant Disclosure Schedule sets forth a complete and accurate list of every material Employee Program maintained by Radiant or any Subsidiary or with respect to which Radiant or any Subsidiary has or may have any Liability (the “Radiant Employee Programs”), except for any Contract for the employment of any employee or engagement of any independent contractor that provides (i) base salary or fee at or below the amount of $100,000 on an annual basis, and (ii) any severance, retention bonus, change-in-control or similar type payment at or below the amount of $100,000 per employee. Radiant does not have any ERISA Affiliate that maintains a Radiant Employee Program.

(b) True, complete and correct copies of the following documents, with respect to each Radiant Employee Program, where applicable, have previously been provided to the Company: (i) all documents embodying or governing such Radiant Employee Program and any funding medium for the Radiant Employee Program; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed IRS Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; and (vi) all non-routine correspondence to and from any Governmental Authority.

(c) Each Radiant Employee Program that is intended to qualify under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance. To the Knowledge of Radiant, no event or omission has occurred with respect to the operation of any Radiant Employee Program that would reasonably be expected to cause such Radiant Employee Program to lose its tax-qualification or the tax-exempt status of its accompanying trust under Code Sections 401(a) and 501(a), respectively.

(d) To the Knowledge of Radiant, there is no material failure of any party to comply with any Laws applicable with respect to the Radiant Employee Programs. Except as would not, individually or in the aggregate, be material, with respect to any Radiant Employee Program, there has been no (i) “prohibited transaction,” as defined in Section 406 of ERISA or Code Section 4975, which is not otherwise exempt, (ii) failure to operate and administer the Radiant Employee Programs in accordance with their respective terms and in compliance with ERISA and other applicable Laws, or (iii) non-deductible contribution. No litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Radiant, threatened with respect to any such Radiant Employee Program. All payments and/or contributions required to have been made with respect to all Radiant Employee Programs, for all periods prior to the Closing Date, either have been made or have been accrued in all material respects.

(e) Neither Radiant nor any ERISA Affiliate of Radiant has maintained a Radiant Employee Program subject to Title IV of ERISA, including a Multiemployer Plan, in the six (6) years prior to the Closing Date. None of the Radiant Employee Programs provides or represents an obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA or state continuation Laws).

(f) Except as provided on Section 3.14(f) of the Radiant Disclosure Schedule, none of Radiant or any of its Subsidiaries is a party to any (i) agreement with any shareholder, director, employee or other service provider of Radiant or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Radiant or any of its Subsidiaries of the nature of any of the Contemplated Transactions (either alone or in conjunction with any other event), including, without limitation, the increase in any payments, the forgiveness of any Indebtedness, the obligation to fund future benefits under any Radiant Employee Program or the requirement to pay any tax gross up payments, (B) providing any guaranteed period of employment or compensation guarantee, or (C) providing severance benefits; or (ii) agreement or plan binding Radiant or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event) or the value of any of the benefits of which shall be calculated on the basis of any of the Contemplated Transactions. There is no contract, agreement, plan or arrangement covering any individual that, by itself or collectively, would give rise to any parachute payment subject to Section 280G of the Code, nor has Radiant made any such payment, and the consummation of the transactions contemplated herein shall not, individually or together with any other event or occurrence, obligate Radiant or any other entity to make any parachute payment that would be subject to Section 280G of the Code.

(g) Each Radiant Employee Program that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is in documentary compliance and has been operated and maintained in compliance with Section 409A of the Code in all material respects. Neither Radiant nor any Subsidiary is under any obligation to gross up any Taxes under Section 409A of the Code.

(h) There is no current offering period under and pursuant to the terms of the 2017 Radiant Employee Stock Purchase Plan.

(i) For purposes of this Section 3.14:

(i) An entity “maintains” a Radiant Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Radiant Employee Program, or has any obligation (by agreement or under applicable Laws) to contribute to or provide benefits under or through such Radiant Employee Program, or if such Radiant Employee Program provides benefits to or otherwise covers current or former employees or other service providers of such entity (or their spouses, dependents, or beneficiaries).

(ii) An entity is an “ERISA Affiliate” of Radiant if it would have ever been considered a single employer with Radiant under ERISA Section 4001(b) or Section 414 of the Code.

3.15 Labor and Employment Matters.

(a) Neither Radiant nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement, contract, or other written agreement with a labor union or labor organization. To the Knowledge of Radiant, neither Radiant nor any of its Subsidiaries is subject to, and during the past four (4) years there has not been, any charge, demand, petition, organizational campaign, or representation proceeding seeking to compel, require, or demand it to bargain with any labor union or labor organization.

(b) Except as set forth in Section 3.15(b) of Radiant’s Disclosure Schedule and except as would not, individually or in the aggregate, be material, (i) Radiant and its Subsidiaries are in compliance in all material respects, and has been for the past four (4) years, with all applicable Laws respecting labor, employment, fair employment practices, work safety and health, terms and conditions of employment, immigration and wages and hours and equal pay; (ii) neither Radiant nor any of its Subsidiaries is delinquent in any payments to any employee or to any independent contractors, consultants, temporary employees, leased employees or individual agents who personally provide service to Radiant during most of such individual agent’s working time, employed or used with respect to the operation of the Radiant Business and classified by Radiant or any of its Subsidiaries as other than an employee or compensated other than through wages paid by Radiant or any of its Subsidiaries through its respective payroll department (“Radiant Contingent Workers”), for any compensation due with respect to any services performed for it to the date of this Agreement or amounts required to be reimbursed to such employees or Radiant Contingent Workers; (iii) there are, and for the past four (4) years there have been no outstanding grievances, complaints or charges with respect to employment or labor matters pending or, to the Knowledge of Radiant, threatened against Radiant or any of its Subsidiaries in any judicial, regulatory or administrative forum, under any private dispute resolution procedure, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, unpaid wages, or equal pay; (iv) none of the employment policies or practices of Radiant or any of its Subsidiaries is currently being, or has been in the past four (4) years, audited or investigated, or to the Knowledge of Radiant, subject to imminent audit or investigation by any Governmental Authority; (v) neither Radiant nor any of its Subsidiaries is, or within the last four (4) years has been, subject to any Order by any Governmental Authority or private settlement contract in respect of any labor or employment matters; (vi) to the extent that any Radiant Contingent Workers are employed, to the Knowledge of Radiant, Radiant and each of its Subsidiaries has properly classified and treated them in accordance with applicable Laws and for purposes of all employee benefit plans and perquisites; (vii) Radiant and its Subsidiaries have properly classified their respective employees as exempt or non-exempt under the Fair Labor Standards Act, as amended, and, its state law equivalents, including the California Labor Code, and all other relevant Laws; and (viii) there are no pending or, to the Knowledge of Radiant, threatened or reasonably anticipated claims or actions against Radiant or its Subsidiaries under any workers’ compensation policy or long-term disability policy. None of Radiant or any of its Subsidiaries has experienced a “plant closing,” “business closing,” or “mass layoff” as defined in the federal Worker Adjustment and Retraining Notification Act of 1988 or similar state, local and foreign laws relating to plant closings, relocations, mass layoffs or employment losses (the “WARN Act”), and, during the ninety (90)-day period preceding the date of this Agreement, no employee has suffered an “employment loss,” as defined in the WARN Act, with respect to Radiant or any of its Subsidiaries. Neither Radiant nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree, with or citation by, any Governmental Authority relating to employees or employment practices. All employees are employed on an at-will basis (insofar as such employment practice is legally recognized under applicable Law) unless otherwise set forth in Section 3.15(b) of the Radiant Disclosure Schedule. Radiant and its Subsidiaries are in compliance with the requirements of the Immigration Reform Control Act of 1986 and have a completed and accurate copy of U.S. Citizenship and Immigration Services Form I-9 for each employee of Radiant and its Subsidiaries.

(c) Section 3.15(c)(i) of the Radiant Disclosure Schedule contains a complete and accurate list of all employees of Radiant and its Subsidiaries as of the date of this Agreement, setting forth for each employee his or her position or title, whether classified as exempt or non-exempt for wage and hour purposes, annual base salary, date of hire, business location, and the total amount of bonus, retention, severance, and other amounts to be paid to such employee at the Closing or otherwise in connection with the Contemplated Transactions. Section 3.15(c)(ii) of the Radiant Disclosure Schedule also contains a complete and accurate list of all Radiant Contingent Workers showing for each Radiant Contingent Worker such individual’s role in the Radiant Business, fee or compensation arrangements and location.

(d) To the Knowledge of Radiant or its Subsidiaries, during the year prior to the date hereof (i) no allegations of discrimination, harassment, or hostile work environment based on sex have been made against (A) any officer or director of Radiant or its Subsidiaries, (B) any employee of Radiant or its Subsidiaries at the level of Vice President or above, or (C) any employee of Radiant or its Subsidiaries who, directly or indirectly, supervises at least three (3) other employees; and (ii) Radiant and its Subsidiaries have not entered into any settlement related to allegations of discrimination, harassment, or hostile work environment by an employee, director, officer, or Radiant Contingent Worker.

3.16 Environmental Matters. Except as has not, would not and would not reasonably be expected to, individually or in the aggregate, have a Radiant Material Adverse Effect: (a) Radiant and its Subsidiaries are in compliance with all Environmental Laws applicable to their operations and use of the Radiant Leased Real Property; (b) none of Radiant or any of its Subsidiaries has generated, transported, treated, stored, or disposed of any Hazardous Material, except in material compliance with all applicable Environmental Laws, and there has been no Release or threat of Release of any Hazardous Material by Radiant or its Subsidiaries at or on the Radiant Leased Real Property that requires reporting, investigation or remediation by Radiant or its Subsidiaries pursuant to any Environmental Law; (c) none of Radiant or any of its Subsidiaries has (i) received written notice under the citizen suit provisions of any Environmental Law or (ii) been subject to or, to the Knowledge of Radiant, threatened with any governmental or citizen enforcement action with respect to any Environmental Law; and (d) to the Knowledge of Radiant, there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the Radiant Leased Real Property that require reporting, investigation, cleanup, remediation or any other type of response action by Radiant or its Subsidiaries pursuant to any Environmental Law.

3.17 Insurance. Section 3.17 of the Radiant Disclosure Schedule lists each insurance policy maintained by or on behalf of Radiant and its Subsidiaries with respect to its and their properties, assets and business, together with a claims history for the past two (2) years. All of such insurance policies are in full force and effect, all premiums due and payable with respect to such insurance policies have been paid to date, and neither Radiant nor any of its Subsidiaries has ever been (a) in default with respect to its Liabilities under any such insurance policies or (b) denied insurance coverage. Except as set forth in Section 3.17 of the Radiant Disclosure Schedule, Radiant does not have and has had no self-insurance or co-insurance program.

3.18 Government Programs. No agreements, loans, funding arrangements or assistance programs are outstanding in favor of Radiant or any of its Subsidiaries from any Governmental Authority, and, to the Knowledge of Radiant, no basis exists for any Governmental Authority to seek payment or repayment from Radiant or any of its Subsidiaries of any amount or benefit received, or to seek performance of any obligation of Radiant or any of its Subsidiaries, under any such program.

3.19 Transactions with Affiliates. Except as set forth in the Radiant SEC Reports since the date of Radiant’s last proxy statement filed on April 26, 2018 with the SEC, no event has occurred that would be required to be reported by Radiant pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.20 Legal Proceedings; Orders. Except as set forth in Section 3.20 of the Radiant Disclosure Schedule, there is not pending any material Legal Proceeding and (to the Knowledge of Radiant) no Person has threatened to commence any Legal Proceeding: (a) that involves Radiant, any Subsidiary of Radiant or any director or officer of Radiant (in his or her capacity as such) or any of the material assets owned or used by Radiant and/or any Subsidiary; or (b) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions, in each case, except for (i) any shareholder litigation or other claims arising from allegations of breach of fiduciary duty relating to this Agreement following the date hereof or (ii) any such Legal Proceedings that would not have, or reasonably be expected to have, a Radiant Material Adverse Effect. There is no Order to which Radiant or any Subsidiary of Radiant, or any of the material assets owned or used by Radiant or any Subsidiary of Radiant, is subject. To the Knowledge of Radiant, no officer or other key employee of Radiant or any Subsidiary of Radiant is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Radiant Business or to any material assets owned or used by Radiant or any Subsidiary of Radiant.

3.21 Anticorruption and Anti-Bribery Laws. Neither Radiant nor any of its Subsidiaries (including any of their respective employees, officers or directors) or, to the Knowledge of Radiant, any third party acting on behalf of Radiant or any of its Subsidiaries, has taken or failed to take during the past three (3) years any action that would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-corruption or anti-kickback law or regulation, including without limitation: (a) the making of any offer or promise to pay, payment of, or authorization of payment of, directly or indirectly, money or anything of value to any foreign government official (including appointed or elected officials, government employees, political parties, party officials, candidates for political office, and any officer, director or employee of any government entity), for the purpose of corruptly influencing an act or decision, inducing the doing or omission of any act in violation of a lawful duty, or securing an improper advantage, or the receipt of a corrupt payment or of anything of value under such circumstances; (b) use of any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (c) establishment or maintenance of any unlawful fund of corporate monies or other properties; or (d) making of any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

3.22 Warranty and Related Matters; Product Liability. Radiant has made available to the Company correct and complete copies of Radiant’s standard written warranty or warranties for sales in the last two

(2) years for any and all of Radiant Products. Except as set forth in Section 3.22 of the Radiant Disclosure Schedule, neither Radiant nor any of its Subsidiaries has received any Warranty Claims. Except as disclosed on Section 3.22 of the Radiant Disclosure Schedule, the Radiant Products conform in all material respects to applicable product specifications, warranties and contractual commitments, and there are no Product Liability Claims with respect to any Radiant Product. To the Knowledge of Radiant, there is no reasonable basis for any present or future Product Liability Claim against any of Radiant or its Subsidiaries which could give rise to any material liability. No product prepared or manufactured by Radiant or its Subsidiaries is or has been subject to any voluntary or involuntary market withdrawal or product recall during the past two (2) years and, to the Knowledge of Radiant, no facts or circumstances exist that would reasonably be expected to result in a recall of products already manufactured by Radiant or its Subsidiaries.

3.23 Antitrust.

(a) Neither Radiant nor Merger Sub (or any affiliated entity, as would be deemed “affiliated” for the purposes of the Economic Competition Law, 5748-1988 and the regulations, rules, decrees and guidelines promulgated thereunder (the “Economic Competition Law”)) has any operations or business activities or “sales turnover” as defined in Section 17(a)(2) of the Competition Law and the regulations promulgated thereunder in the State of Israel.

(b) Neither Radiant nor Merger Sub (or any affiliated entity) has shares, options or other rights in any Israeli company.

(c) Neither Radiant nor Merger Sub (or any affiliated entity) has a “a place of business” in Israel, as such term is defined in the Guidelines of the General Director of the Israeli Competition Authority for Reporting and Evaluating Mergers Pursuant to the Competition Law. Particularly, neither Radiant nor Merger Sub (or any affiliated entity) has a sales office, agency, representative, factory, industry, agents, or distributors in Israel.

3.24 Inapplicability of Anti-takeover Statutes. The Boards of Directors of Radiant and Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Radiant Voting Agreements and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Radiant Voting Agreements or any of the other Contemplated Transactions.

3.25 Vote Required. The affirmative vote of (a) the holders of the shares of Radiant Common Stock having voting power representing a majority of the outstanding shares of Radiant Common Stock and (b) the holders of a majority of the votes properly cast at the Radiant Shareholder Meeting are the only votes of the holders of any class or series of Radiant’s capital stock necessary to approve the Radiant Shareholder Proposals (the “Radiant Shareholder Approval”).

3.26 No Financial Advisor. Except as set forth in Section 3.26 of the Radiant Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Radiant or any Subsidiary of Radiant.

3.27 No Other Representations or Warranties; Disclaimer of Other Representations and Warranties. Each of Radiant and Merger Sub acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement and the Company Disclosure Schedule (a) the Company is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Merger and any such other representations and warranties are hereby expressly disclaimed, and none of Radiant, Merger Sub or their respective Representatives is relying on any representation or warranty of the Company except for those expressly set forth in this Agreement and the Company Disclosure Schedule and (b) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Radiant, Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement or the Company Disclosure Schedule. Notwithstanding the foregoing, nothing herein shall be deemed to apply to or limit in any way, Radiant’s rights and remedies in the case of fraud.

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Access and Investigation. Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and ending at the earlier of the date of termination of this Agreement and the Effective Time (the “Pre-Closing Period”), upon reasonable notice, each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries and (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate in order to enable the other Party to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. Without limiting the generality of the foregoing, during the Pre-Closing Period, each party shall promptly make available to the other Party copies of: (a) any written materials or communications sent by or on behalf of a Party to all of its shareholders; (b) any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Authority on behalf of a Party in connection with the Merger or any of the Contemplated Transactions; (c) any non-privileged notice, pleading or settlement communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened material Legal Proceeding involving or affecting such Party; and (d) any notice, report or other document received by a Party from the FDA or any Governmental Authority.

Any investigation conducted by either Radiant or the Company pursuant to this Section 4.1 shall be conducted in such manner as to not interfere unreasonably with the conduct of the business of the other Party. Notwithstanding the foregoing, any Party may restrict the foregoing access (a) to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or (b) as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access provided, that in each such case, such Party shall use commercially reasonable efforts to cooperate with the other Parties and such Party’s Representatives to enter into appropriate confidentiality, joint defense or similar documents or arrangements so that such Party and such Party’s Representatives may have access to such information without jeopardizing such privilege.

4.2 Operation of Radiant’s Business.

(a) Except as set forth in Section 4.2 of the Radiant Disclosure Schedule, as expressly contemplated by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: (i) Radiant and each Subsidiary of Radiant shall conduct its business and operations in the Ordinary Course of Business and (ii) Radiant and each Subsidiary of Radiant shall use commercially reasonable efforts to preserve intact its current business organization, use commercially reasonable efforts to keep available the services of its current key employees, officers and other employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees, regulators and other Persons having business relationships with Radiant or its Subsidiaries. Radiant covenants and agrees to use commercially reasonable efforts to maintain all rights to Radiant Intellectual Property and to not let any rights to Radiant Intellectual Property lapse or terminate, except in the Ordinary Course of Business or by operation of Law.

(b) During the Pre-Closing Period, Radiant shall promptly notify the Company in writing, of any event, condition, fact or circumstance that could reasonably be expected to prevent satisfaction of any of the conditions set forth in Section 6, Section 7 and Section 8 on or before the Drop Dead Date. No notification given to the Company pursuant to this Section 4.2(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Radiant contained in this Agreement or the Radiant Disclosure Schedule for purposes of Section 8.1 or any other provision of this Agreement.

4.3 Operation of the Company’s Business.

(a) Except as set forth in Section 4.3(a) of the Company Disclosure Schedule, as expressly contemplated by this Agreement, as required by applicable Law or unless Radiant shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: (i) the Company and each Subsidiary of the Company shall conduct its business and operations (A) in the Ordinary Course of Business and (B) in material compliance with all applicable Laws; (ii) the Company and each Subsidiary of the Company shall use commercially reasonable efforts to preserve intact its current business organization, use commercially reasonable efforts to keep available the services of its current key employees, officers and other employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees, regulators and other Persons having business relationships with the Company or its Subsidiaries; and (iii) the Company shall promptly notify Radiant of any Legal Proceeding against, relating to, involving or otherwise affecting this Agreement or the Contemplated Transactions.

(b) During the Pre-Closing Period, the Company shall promptly notify Radiant in writing, of any event, condition, fact or circumstance that could reasonably be expected to prevent satisfaction of any of the conditions set forth in Section 6, Section 7 and Section 8 on or before the Drop Dead Date. No notification given to Radiant pursuant to this Section 4.3(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Section 7.1 or any other provision of this Agreement.

4.4 Negative Obligations.

(a) Except (i) as expressly contemplated by this Agreement, including with respect to the Radiant Post-Closing Financing and the Radiant Shareholder Proposals, (ii) as set forth in Section 4.4(a) of the Radiant Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, neither Radiant nor Merger Sub shall, or shall cause or permit any Subsidiary of Radiant or Merger Sub to, do any of the following:

(i) issue, reserve for issuance, set aside or authorize any shares in the capital stock of Radiant or any of its Subsidiaries or any class of securities convertible or exchangeable into, or rights, warrants or options (subject to Section 5.5) to acquire, any such shares of capital stock or such convertible or exchangeable securities, except for issuing shares of Radiant Common Stock upon exercise of Radiant Stock Options outstanding under Radiant Stock Option Plans as of the date hereof or shares of Radiant Common Stock upon exercise of a Radiant Warrant outstanding as on the date hereof, in each case in accordance with the terms and conditions of the Radiant Plans, award agreement and/or warranty as applicable;

(ii) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Radiant Common Stock from terminated employees of Radiant at actual cost);

(iii) amend the charter, certificate of incorporation, bylaws, articles of association or other charter or organizational documents of Radiant, Merger Sub or any Subsidiary of Radiant, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iv) except for contractual commitments in place at the time of this Agreement and disclosed in Section 4.4(a)(iv) of the Radiant Disclosure Schedule, and other than as contemplated by the Contemplated Transactions, sell, issue or grant, authorize the issuance, sale, or grant, amend or modify or agree to amend or modify the terms of (including by changing any option expiration date, exercise period or vesting schedule) or make any commitments to do any of the foregoing: (A) any capital stock or other security (except for Radiant Common Stock issued upon the valid exercise of outstanding Radiant Stock Options); (B) any option, warrant, right or other award to acquire any capital stock or any other security; or (C) any instrument convertible into, exercisable or exchangeable for any capital stock or other security;

(v) form any Subsidiary or acquire any equity interest or other interest in any other Person;

(vi) lend money to any Person; incur or guarantee any Indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure, or commitment therefor in excess of $500,000;

(vii) adjust or otherwise accelerate the vesting, exercisability or payment of, any Radiant Stock Options or Radiant restricted stock awards outstanding under Radiant Stock Option Plans as of the date hereof, and, other than as required by Law or any Radiant Employee Program: (A) adopt, establish or enter into or terminate any Radiant Employee Program; (B) cause or permit any Radiant Employee Program to be amended, terminated or rights thereunder to be accelerated, other than as required by Law; (C) hire any new employee or consultant or terminate any key employee (in each case, other than employees or consultants with a base salary or fee in an amount not exceeding $100,000 on an annual basis), or (D) grant, make or pay any severance, bonus or profit-sharing or similar payment (including any special or transaction payments) to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation, remuneration or benefits (including accelerated equity vesting) payable to, any of its directors, employees or consultants; in each case, except in the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets, properties or rights, or grant any Encumbrance with respect to such assets, properties or rights; in each case, except in the Ordinary Course of Business;

(ix) make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any material accounting method in respect of Taxes; change any material annual Tax accounting period; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes (other than the Withholding Tax Ruling and the Options Tax Ruling); apply for or enter into any ruling from any Tax authority with respect to Taxes; or surrender any right to claim a material Tax refund; in each case, except in the Ordinary Course of Business;

(x) enter into, amend or terminate any Radiant Material Contract other than in the Ordinary Course of Business;

(xi) settle any lawsuit, claim, action, suit, proceeding, investigation or other Legal Proceeding, whether civil, criminal, administrative or investigative, other than (A) for routine collection of bills or (B) for a breach of this Agreement;

(xii) adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xiii) apply for, negotiate or obtain a Governmental Grant;

(xiv) enter into a new line of business;

(xv) take any action to delist, deregister or any other action the effect of which would reasonably be expected to result in Radiant ceasing to be a reporting company;

(xvi) terminate or cancel any insurance coverage policy maintained by Radiant or any of its Subsidiaries that is not promptly replaced by a comparable amount of insurance coverage;

(xvii) agree to take, take or permit any Subsidiary of Radiant to take or agree to take, any of the actions specified in clauses (i) through (xv) of this Section 4.4(a); or

(xviii) fail to timely tender any fees or make any required prosecution or maintenance payments relating to any Radiant Intellectual Property or allow any material rights to Radiant Intellectual Property to lapse or terminate, except in the Ordinary Course of Business or by operation of Law.

(b) Except (i) as expressly contemplated by this Agreement, including with respect to the Radiant Post-Closing Financing, (ii) as set forth in Section 4.4(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Radiant (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any Subsidiary of the Company to, do any of the following:

(i) issue, reserve for issuance, set aside or authorize any shares in the capital stock of the Company or any of its Subsidiaries or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares of capital stock or such convertible or exchangeable securities except for issuing shares of Company Ordinary Shares upon exercise of Company Options outstanding under the Company Option Plan as of the date hereof or shares of the Company upon exercise of a Company Warrant;

(ii) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Company Ordinary Shares from terminated employees of the Company at actual cost);

(iii) except as set forth in Section 4.4(b)(iii) of the Company Disclosure Schedule, amend the Company Charter or other charter or organizational documents of the Company, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iv) except for contractual commitments in place at the time of this Agreement and disclosed in Section 4.4(b)(iv) of the Company Disclosure Schedule, and other than as contemplated by the Contemplated Transactions, sell, issue or grant, authorize the issuance, sale, or grant, amend or modify or agree to amend or modify the terms of (including by changing any option expiration date, exercise period or vesting schedule) or make any commitments to do any of the foregoing, other than as contemplated by the Contemplated Transactions: (A) any capital stock or other security (except for outstanding Company Share Capital issued upon the valid exercise of Company Options and/or Company Warrants,); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into, exercisable or exchangeable for any capital stock or other security;

(v) form any Subsidiary or acquire any equity interest or other interest in any other Person;

(vi) lend money to any Person; incur or guarantee any Indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment therefor in excess of $500,000, in each case, other than pursuant to commitments and similar arrangements which are in existence as of the date hereof; provided that the Company may incur additional indebtedness of up to $4,000,000 under its existing credit facility with Madryn Health Partners, LP and its affiliates;

(vii) other than as required by Law or any Company Employee Program: (A) terminate any key employee (other than employees with a base salary in an amount not exceeding $100,000 on an annual basis); or (B) grant, make or pay bonus or profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation, remuneration or benefits (including accelerated equity vesting) payable to, any of its directors, employees or consultants (in each case, other than normal merit increases or annual bonuses to employees made in the Ordinary Course of Business);

(viii) make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any material accounting method in respect of Taxes; change any material annual Tax accounting period; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes (other than the Options Tax Ruling and the Withholding Tax Ruling); or surrender any right to claim a material Tax refund;

(ix) enter into, amend or terminate any Company Material Contract other than in the Ordinary Course of Business;

(x) commence, threaten, litigate and/or settle a lawsuit, claim, action, suit, proceeding, investigation or other Legal Proceeding, whether civil, criminal, administrative or investigative, other than (A) for routine collection of bills, (B) for a breach of this Agreement or (C) in connection with Legal Proceedings disclosed in Schedule 2.20;

(xi) adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xii) enter into a new line of business;

(xiii) modify, terminate or cancel any insurance coverage policy maintained by the Company or any of its Subsidiaries that is not promptly replaced by a comparable amount of insurance coverage;

(xiv) fail to make any material payment with respect to any of the Company’s accounts payable or Indebtedness in a timely manner in accordance with the terms thereof and consistent with past practices; or

(xv) agree to take, take or permit any Subsidiary of the Company to take or agree to take, any of the actions specified in clauses (i) through (xiv) of this Section 4.4(b).

4.5 Non-Solicitation by Radiant.

(a) Except as expressly permitted by this Section 4.5, without the prior written consent of the Company, none of Radiant, its Subsidiaries or any Representative of Radiant or any of its Subsidiaries shall directly or indirectly (i) initiate, solicit, propose, seek or knowingly encourage, facilitate or support any inquiries, indications of interest, proposals or offers that constitute or may reasonably be expected to lead to, a Radiant Acquisition Proposal (as defined below), (ii) engage in, continue, facilitate or otherwise participate in any discussions or negotiations regarding, or furnish any nonpublic information or data to any Person in connection with, any inquiries, indications of interest, proposals or offers that constitute, or may reasonably be expected to lead to, a Radiant Acquisition Proposal, (iii) enter into any letter of intent, indication of interest, agreement in principle or other similar type of agreement relating to a Radiant Acquisition Proposal, or enter into any agreement or agreement in principle requiring Radiant to abandon, terminate or fail to consummate the transactions contemplated hereby or resolve, propose or agree to do any of the foregoing, (iv) approve, endorse or recommend any Radiant Acquisition Proposal, or (v) fail to include in the Proxy Statement the Radiant Recommendation; provided, however, that (x) Radiant and its Representatives may ascertain facts from the Person making an unsolicited Radiant Acquisition Proposal for the sole purpose of the Board of Directors of Radiant informing itself about the terms of such Radiant Acquisition Proposal and the Person that made it and (y) prior to the approval of the Radiant Shareholder Proposals at the Radiant Shareholder Meeting, Radiant may take the following actions in response to an unsolicited bona fide written Radiant Acquisition Proposal received from a third party after the date of this Agreement that the Board of Directors of Radiant has determined, in good faith, after consultation with its outside counsel and independent financial advisors, constitutes, or would reasonably be expected to lead to, a Radiant Superior Offer: (A) furnish nonpublic information regarding Radiant to the third party making the Radiant Acquisition Proposal (a “Radiant Qualified Bidder”); and (B) engage in discussions or negotiations with the Radiant Qualified Bidder and its representatives with respect to such Radiant Acquisition Proposal; provided that (1) Radiant receives from the Radiant Qualified Bidder an executed Acceptable Confidentiality Agreement (a copy of such confidentiality agreement shall promptly, and in any event within twenty-four (24) hours, be provided to Company for informational purposes only), (2) Radiant promptly, and in any event within twenty-four (24) hours, supplies to Company any such nonpublic information or access to any such nonpublic information to the extent it has not been previously provided or made available to Company, (3) neither Radiant nor any Subsidiary or Representative of Radiant or any Subsidiary has breached this Section 4.5, and (4) the Board of Directors of Radiant determines in good faith, after consultation with its outside legal counsel and financial advisors, that failure to take such actions would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors of Radiant under applicable Laws. Without limiting the generality of the foregoing, Radiant acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of Radiant or any of its Subsidiaries, whether or not such Representative is purporting to act on behalf of Radiant or any of its Subsidiaries, shall be deemed to constitute a breach of this Section 4.5(a) by Radiant.

(b) For purposes of this Agreement,

(i) “Radiant Acquisition Proposal” means any proposal, indication of interest or offer for (A) a merger (including a reverse merger), tender offer, recapitalization, reorganization, liquidation, dissolution, business combination, share exchange, arrangement or consolidation, or any similar transaction involving Radiant or its Subsidiaries, (B) a sale, lease, exchange, mortgage, pledge, transfer or other acquisition of assets representing twenty five percent (25%) or more of the consolidated revenues, net income or assets of Radiant and its Subsidiaries, taken as a whole, in one or a series of related transactions, or (C) a purchase, tender offer or other acquisition (including by way of merger, consolidation, share exchange, arrangement, consolidation or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing twenty five percent (25%) or more of the voting power of Radiant (including securities of Radiant currently beneficially owned by such Person); provided, however, that the term “Radiant Acquisition Proposal” shall not include (1) the Merger or the other transactions contemplated by this Agreement or (2) or the Radiant Post-Closing Financing; and

(ii) “Radiant Superior Offer” shall mean an unsolicited bona fide Radiant Acquisition Proposal (with all references to “twenty five percent (25%)” in the definition of Radiant Acquisition Proposal being treated as references to “seventy-five percent (75%)” for these purposes) made by a third party that the Board of Directors of Radiant determines in good faith, after consultation with its outside legal counsel and financial advisor, and after taking into account all financial, legal, regulatory, and other aspects of such Radiant Acquisition Proposal (including the financing terms and the ability of such third party to finance such Radiant Acquisition Proposal), (A) is more favorable from a financial point of view to the Radiant Shareholders than as provided hereunder (including any changes to the terms of this Agreement proposed by the Company in response to such Radiant Superior Offer pursuant to and in accordance with Section 4.5(d) or otherwise) and (B) is reasonably capable of being completed on the terms proposed without unreasonable delay.

(c) Except as otherwise provided in Section 4.5(d), neither the Board of Directors of Radiant nor any committee of the Board of Directors of Radiant shall (i) fail to make, withhold, withdraw, amend, qualify, change or publicly propose to withhold, withdraw, amend, qualify or change in a manner adverse to the Company, the Radiant Recommendation, (ii) knowingly make any public statement inconsistent with such recommendation, (iii) fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement, (iv) approve, adopt or recommend or propose publicly to approve, adopt or recommend any Radiant Acquisition Proposal, (v) make any public statement inconsistent with its recommendation, (vi) fail to include the Radiant Recommendation in the Proxy Statement or (vii) allow Radiant to execute or enter into any letter of intent, agreement in principle or other similar type of agreement relating to any Radiant Acquisition Proposal (any action described in this sentence being referred to as a “Radiant Change of Recommendation”).

(d) Notwithstanding anything in this Section 4.5 to the contrary, if at any time prior to the approval of the Radiant Shareholder Proposals at the Radiant Shareholder Meeting, Radiant receives a Radiant Acquisition Proposal from a third party (which did not result from or arise out of or in connection with a breach of this Agreement) that the Board of Directors of Radiant determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Radiant Superior Offer and the Board of Directors of Radiant determines in good faith (after consultation with outside legal counsel and financial advisor) that failure to effect a Radiant Change of Recommendation would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors of Radiant under applicable Laws, the Board of Directors of Radiant may (i) effect a Radiant Change of Recommendation, and/or (ii) terminate this Agreement in accordance with Section 9.1(i) in order to enter into a definitive agreement for a Radiant Superior Offer; provided, however, that such actions may only be taken (A) at a time that is after the fourth (4th) Business Day following Company’s receipt of written notice from Radiant that the Board of Directors of Radiant and/or a committee thereof is prepared to take such action (which notice will specify the identity of the Person making such Radiant Superior Offer and a summary of the material terms of the applicable Radiant Superior Offer, including a copy of the proposed definitive agreement), and (B) at the end of such period, the Board of Directors of Radiant and/or a committee thereof determines in good faith, after taking into account all amendments or revisions to this Agreement proposed by Company and after consultation with Radiant’s outside legal counsel and financial advisors, that such Radiant Superior Offer remains a Radiant Superior Offer and (C) if requested by the Company during such four (4) Business Day period, Radiant engages in good faith negotiations with the Company to consider amendments to this Agreement proposed by the Company that would result in the offer that was determined to constitute a Radiant Superior Offer no longer constituting a Radiant Superior Offer. During any such four (4) Business Day period, the Company shall be entitled to deliver to Radiant one or more counterproposals to amend this Agreement so as to cause such Radiant Superior Offer to no longer be a Radiant Superior Offer (it being understood that any change in the purchase price or form of consideration in such Radiant Superior Offer shall be deemed a material modification and shall trigger a new notice and negotiation period as provided above, except that the four (4) Business Day notice period shall instead be equal to two (2) Business Days).

(e) Notwithstanding anything to the contrary in this Section 4.5, if, at any time prior to the approval of the Radiant Shareholder Proposals at the Radiant Shareholder Meeting, the Board of Directors of Radiant determines in good faith, after consultation with its outside legal counsel and financial advisors, that there has been a Radiant Intervening Event, the Board of Directors of Radiant may effect a Radiant Change of Recommendation if (i) Radiant notifies the Company, in writing, four (4) Business Days before making a Radiant Change of Recommendation that the Board of Directors of Radiant and/or a committee thereof intends to consider such action, which notice shall include a reasonably detailed description of the material facts and circumstances giving rise to the applicable Radiant Intervening Event, which notice shall not, by itself, constitute a Radiant Change of Recommendation, (ii) if requested by the Company during such four (4) Business Day period, Radiant engages in good faith negotiations with the Company to amend this Agreement in such a manner that the underlying facts giving rise to, and the reasons for taking such action, ceases to constitute a Radiant Intervening Event, and (iii) the Board of Directors of Radiant determines in good faith after taking into account all amendments or revisions to this Agreement proposed by the Company and, after consultation with its outside legal counsel and financial advisors, that the failure to make a Radiant Change of Recommendation would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors of Radiant under applicable Law. Radiant acknowledges and hereby agrees that any Radiant Change of Recommendation effected (or proposed to be effected) in response to or in connection with any Radiant Acquisition Proposal may be made pursuant to Section 4.5(d) only, and may not be made pursuant to this Section 4.5(e).

(f) Nothing contained in this Agreement shall prohibit Radiant or the Radiant Board of Directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Radiant or the Radiant Board of Directors pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Radiant is unable to take a position with respect to the bidder’s tender offer unless the Radiant Board of Directors determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Law; provided further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Radiant Change of Recommendation unless the Radiant Board of Directors expressly publicly reaffirms the Radiant Recommendation (i) in such communication or (ii) within five (5)  Business Days after being requested in writing to do so by the Company.

4.6 Notification of Solicitation. Radiant shall notify the Company no later than twenty-four (24) hours after receipt of any Radiant Acquisition Proposal and any such notice shall be made orally and in writing and shall indicate in reasonable detail the material terms and conditions of such Radiant Acquisition Proposal, and the identity of the offeror. Radiant shall keep the Company informed, on a current basis, of the status and material developments (including any changes to the terms) of such Radiant Acquisition Proposal.

4.7 Standstill. Radiant shall, and shall cause each of its Subsidiaries and their Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Person conducted heretofore with respect to, or that may reasonably be expected to lead to, a Radiant Acquisition Proposal.

4.8 Cooperation with Financing. Prior to the Closing, Radiant shall use its commercially reasonable efforts to provide, and shall cause its Subsidiaries to provide, and shall cause its representatives, directors, officers, employees, consultants and advisors, including its legal and accounting advisors (in each case at the Company’s sole expense with respect to any reasonable, out-of-pocket and documented costs and expenses incurred by Radiant or its Subsidiaries in connection therewith) to provide, such cooperation as is reasonably requested by the Company in connection with causing the conditions in the Financing Consent Letters to be satisfied, including:

(a) furnishing to the Company and the other parties to the Financing Consent Letters, all reasonable financial and other pertinent information regarding Radiant and its Subsidiaries (including their businesses, operations and existing financial projections) as may be reasonably requested as promptly as reasonably practicable;

(b) executing and delivering definitive financing documents, including guarantee and collateral documents, currency or interest hedging arrangements and other certificates and documents as may be reasonably requested by the Company; provided that such documents shall only be effective at or after Closing;

(c) facilitating the pledging of collateral and reasonable cooperation in connection with the payoff of existing indebtedness for borrowed money of Radiant and its Subsidiaries and the release of related liens, provided further that such pledges, payoffs and releases shall only be effective at Closing;

(d) executing and delivering a certificate of the chief financial officer of such Party (solely on behalf of such Party and not in such person’s individual capacity) with respect to the solvency of Radiant and its Subsidiaries; provided that such documents shall only be effective at Closing;

(e) cooperating with requests for due diligence to the extent customary and reasonable and to the extent available to such Party and its Subsidiaries;

(f) providing reasonable access to Radiant’s and its Subsidiaries’’ current assets, cash management and accounting systems, and policies and procedures relating thereto, for the purpose of establishing collateral arrangements (including allowing access for field exams, collateral audits, asset appraisals, surveys, Phase I environmental site assessments and engineering and property condition reports); and

(g) at least three (3) Business Days prior to the Closing Date, providing all documentation and other information about Radiant and each of its Subsidiaries as is reasonably requested in writing by the Party at least ten (10) Business Days prior to the Closing Date that is required to be delivered pursuant to paragraph 8 of Exhibit B to the Financing Consent Letter relating to “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act.

(h) Notwithstanding the foregoing, (x) nothing in this Section 4.8 shall require any such cooperation to the extent it would unreasonably interfere with the business or operations of Radiant and its Subsidiaries and (y) none of Radiant or any of its Subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Financing Consent Letters or be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or agree to provide any indemnity in connection with the Financing Consent Letters or any of the foregoing, in each case, that is effective prior to the Closing. For the avoidance of doubt, none of Radiant or its Subsidiaries or their respective officers, directors or employees shall be required to execute or enter into or perform any agreement with respect to the Financing Consent Letters that is not contingent upon the Closing or that would be effective prior to the Closing. The Company shall indemnify and hold harmless Radiant and its Subsidiaries and their respective directors, officers, employees, accountants, consultants, legal counsel and other agents (each, an “Indemnified Party”) from and against any and all losses and reasonable out-of-pocket expenses suffered or incurred by them in connection with the Financing Consent Letters and the performance of their respective obligations under this Section 4.8 and any information utilized in connection therewith (except to the extent directly resulting from the gross negligence, willful misconduct and/or fraud of such Indemnified Party; provided, that Radiant and its respective Affiliates, and not the Company, shall be responsible for any general expenses incurred in connection with the transactions contemplated hereby to the extent such expenses are not exclusively related to the performance of such Indemnified Party’s obligations under this Section  4.8.

4.9 Non-Solicitation by the Company. Without the prior written consent of Radiant, none of the Company, its Subsidiaries or any Representative of the Company or any of its Subsidiaries shall directly or indirectly (a) initiate, solicit, propose, seek or knowingly encourage, facilitate or support any inquiries, indications of interest, proposals or offers that constitute or may reasonably be expected to lead to, a Company Alternative Transaction (as defined below), (b) engage in, continue, facilitate or otherwise participate in any discussions or negotiations regarding, or furnish any nonpublic information or data to any Person in connection with, any inquiries, indications of interest, proposals or offers that constitute, or may reasonably be expected to lead to, a Company Alternative Transaction, (c) enter into any letter of intent, indication of interest, agreement in principle or other similar type of agreement relating to a Company Alternative Transaction, or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or resolve, propose or agree to do any of the foregoing. For purposes of this Section 4.9, “Company Alternative Transaction” means any transaction involving (a) the direct or indirect sale, license, disposition or acquisition of any material portion of the business or assets of the Company or any of its Subsidiaries, (b) the direct or indirect issuance, grant, disposition or acquisition of (i) any shares of capital stock other equity security of the Company or any of its Subsidiaries, (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any shares of capital stock or other equity security of the Company or any of its Subsidiaries, or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any shares of capital stock or other equity security of the Company or any of its Subsidiaries, or (c) any merger, consolidation, dissolution, business combination, reorganization or similar transaction involving the Company or any of its Subsidiaries, in each case with respect to the foregoing clauses (a) through (c), that could reasonably be expected to prevent or materially delay the consummation of the Merger on or before the Drop Dead Date.

Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Disclosure Documents; Merger Proposal; Registration.

(a) As promptly as practicable after the date of this Agreement, (i) Radiant shall prepare and file with the SEC a proxy statement relating to the Radiant Shareholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Radiant, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Radiant Common Stock to be issued by virtue of the Merger. Each of Radiant and the Company shall use their commercially reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Radiant Common Stock pursuant to the Merger. Each of Radiant, Merger Sub and the Company shall furnish all information concerning itself and their Subsidiaries, as applicable, to the other parties as the other parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. Except with respect to any information regarding or provided by the Company, Radiant covenants and agrees that the Registration Statement (and the letter to shareholders, notice of meeting and form of proxy included therewith), as of the date it is mailed to its shareholders and as of the date of the Radiant Shareholder Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by the Company or its Subsidiaries to Radiant for inclusion in the Registration Statement (including the Company Financial Statements) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Radiant shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to its shareholders as promptly as practicable after the Registration Statement is declared effective by the SEC. If Radiant, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such party, as the case may be, shall promptly inform the other parties thereof and shall cooperate with such other parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Radiant Shareholders. Notwithstanding anything to the contrary stated above, prior to filing and mailing, as applicable, the Registration Statement or Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Radiant shall provide the Company a reasonable opportunity to review and comment on such document or response and shall discuss with the Company and consider in good faith comments reasonably proposed by the Company. Radiant will advise the Company, promptly after Radiant receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Radiant Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. The Company shall reasonably cooperate with Radiant and provide Radiant, and use its reasonable best efforts to cause its Representatives to provide, Radiant and its Representatives, advisors, accountants and attorneys, with all information regarding the Company that is required by legal requirement to be included in the Form S-4 or reasonably requested from the Company to be included in the Form S-4 which information will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances, under which they were made, not misleading.

(b) Subject to the ICL, as soon as reasonably practicable following the date of this Agreement, each of the Company and Merger Sub shall (and Radiant shall cause Merger Sub to), as applicable, take the following actions within the timeframes set forth in this Section 5.1(b): (i) as promptly as practicable following the date hereof, cause a merger proposal (in the Hebrew language) reflecting the Merger, the Contemplated Transactions and this Agreement in a form complying with the ICL and reasonably acceptable to the Parties (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL; (ii) deliver the Merger Proposal to the Companies Registrar within three (3) days of the calling of the Company Shareholder Meeting; (iii) cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar; (iv) (A) publish a notice to its creditors in a form acceptable to the Parties, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (x) two daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is delivered to the Companies Registrar, and (y) in a popular newspaper outside of Israel within three Business Days after the date on which the Merger Proposal is delivered to the Companies Registrar if required by applicable Law; (B) within four Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice, in a form acceptable to the Parties, by registered mail to all of its “Substantial Creditors” (as such term is defined in the Israeli Companies Regulations (Merger), 5760-2000 (the “Merger Regulations”)) of which the Company or Merger Sub, as applicable, is aware, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in clause (A) above and at such times stated in the notice referred to in clause (A) above; (C) if required under the ICL, send to the Company’s “workers committee”, if any, or display in a prominent place on the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (A) above), no later than three Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar; (v) promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding clauses (iii) and (iv) above, but in any event no more than three (3) days following the date on which notice was sent to the creditors under clause (iii) above, inform the Companies Registrar, in accordance with Section 317(b) of the ICL and Regulation 5 of the Merger Regulations, that notice was given to their respective creditors under Section 318 of the ICL; (vi) not later than three (3) days after the date on which (x) the Company Shareholder Approval is received and (y) the sole shareholder of Merger Sub approves the Merger, the Contemplated Transactions and this Agreement, the Company or Merger Sub, as applicable, shall inform (in accordance with Section 317(b) of ICL) the Companies Registrar of such approval in a form acceptable to the Parties, and (vii) following fulfillment or waiver of all of the conditions for Closing set forth in Section 6, Section 7 and Section 8 of this Agreement, inform the Companies Registrar of such fulfillment or waiver and, in accordance with the customary practice of the Companies Registrar, request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date, as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 5.1(b), “Business Day” shall have the meaning set forth in the Merger Regulations.

(c) Concurrently with the Company Shareholder Meeting, the sole shareholder of Merger Sub shall approve the Merger, the Contemplated Transactions and this Agreement.

5.2 Shareholder Approval.

(a) Company Shareholder Meeting. As promptly as practicable after the date of this Agreement (but not before the amendment of the Company Charter described in Section 4.4(b)(iii) of the Company Disclosure Schedule), the Company shall take all action necessary in accordance with applicable Laws and the Company Charter to call, give notice of, convene and hold a meeting of the Company Shareholders (the “Company Shareholder Meeting”) to consider and vote on proposals to approve this Agreement, the Merger and the other Contemplated Transactions (collectively, the “Company Shareholder Proposals”). Notwithstanding anything else to the contrary herein, the Company may postpone or adjourn the Company Shareholder Meeting (i) with the consent of Radiant, (ii) for the absence of a quorum, or (iii) if the Company reasonably determines that the failure to adjourn, postpone or delay the Company Shareholder Meeting would be reasonably likely not to allow sufficient time for the distribution of any required or appropriate supplement or amendment to the Company Shareholder Meeting Notice. The Board of Directors of the Company has recommended that the Company Shareholders approve the Company Shareholder Proposals (the “Company Recommendation”). The Company shall ensure that all proxies solicited in connection with the Company Shareholder Meeting are solicited in material compliance with all applicable Laws. All materials (including any amendments thereto) submitted to the shareholders of the Company in accordance with this Section 5.2(a) shall be subject to Radiant’s review and the Company shall consider in good faith all reasonable comments proposed by Radiant.

(b) Radiant Shareholder Meeting. As promptly as practicable after the Registration Statement has been declared effective under the Securities Act, Radiant shall take all action necessary in accordance with applicable Laws and the Radiant Charter and Radiant Bylaws to promptly call, give notice of, convene and hold a meeting of the Radiant Shareholders (the “Radiant Shareholder Meeting”) to consider and vote on proposals to approve (i) an amendment to the Radiant Charter to effect a reverse stock split of the Radiant Common Stock at a ratio between 1 to 10 and 1 to 15 (the “Reverse Stock Split”), to be determined at the discretion of the Radiant Board of Directors, subject to the Radiant Board of Directors’ discretion to abandon such amendment, (ii) the issuance of the shares of Radiant Common Stock by virtue of the Merger and the Post-Closing Financing, (iii) an increase in the number of shares of Radiant Common Stock to the number necessary to issue the number of shares of Radiant Common Stock contemplated (1) by this Agreement and (2) by the Radiant Post-Closing Financing, and (iv) an amendment to Radiant’s 2017 Incentive Award Plan, as amended, increasing the amount of shares of Radiant Common Stock issuable thereunder with share amounts recommended by the Company’s Board of Directors or a committee thereof (collectively, the “Radiant Shareholder Proposals”) provided, that Radiant shall use commercially reasonable efforts to hold the Radiant Shareholder Meeting no later than sixty (60) days following the date that the Registration Statement has been declared effective under the Securities Act. In addition, in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Radiant shall seek advisory approval of a proposal to the Radiant Shareholders for a non-binding, advisory vote to approve certain compensation that may become payable to Radiant’s named executive officers in connection with the completion of the Merger. Notwithstanding anything else to the contrary herein, Radiant may postpone or adjourn the Radiant Shareholder Meeting (i) with the consent of the Company, (ii) for the absence of a quorum, (iii) if Radiant reasonably determines that the failure to adjourn, postpone or delay the Radiant Shareholder Meeting would not allow sufficient time under applicable Laws for the distribution of any required or appropriate supplement or amendment to the Registration Statement or Proxy Statement, (iv) to allow additional solicitation of votes in order to obtain the Radiant Shareholder Approval or (v) in connection with a Radiant Change of Recommendation. Unless the Board of Directors of Radiant has effected a Radiant Change of Recommendation in accordance with Section 4.5 and terminated this Agreement to enter into a definitive agreement with respect to a Radiant Superior Offer pursuant to Section 9.1(i) and except as required under applicable Law, Radiant’s obligation to call, give notice of and hold the Radiant Shareholder Meeting in accordance with Section 5.2(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Radiant Acquisition Proposal, or by any Radiant Change of Recommendation. Except in the case of a Radiant Change of Recommendation made in compliance with Section 4.5(d) or Section 4.5(e), Radiant agrees that the Board of Directors of Radiant shall recommend that the

Radiant Shareholders approve the Radiant Shareholder Proposals (the “Radiant Recommendation”) and Radiant shall include such Radiant Recommendation in the Proxy Statement. Except in the case of a Radiant Change of Recommendation made in compliance with Section 4.5(d) or Section 4.5(e), Radiant shall use its commercially reasonable efforts to solicit from the Radiant Shareholders proxies in favor of the Radiant Shareholder Proposals and shall take all other action necessary or advisable to secure the Radiant Shareholder Approvals. Radiant shall ensure that all proxies solicited in connection with the Radiant Shareholder Meetings are solicited in material compliance with all applicable Laws. Radiant, in its capacity as the sole shareholder of Merger Sub, shall approve the Merger.

5.3 Regulatory Approvals. Each Party shall use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of this Agreement but no later than required by applicable Law, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority. Each Party shall utilize reasonable best efforts to cooperate fully with the other Party in promptly seeking to obtain all such required consents, authorizations, orders and approvals. The Parties hereto shall not take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals. The Parties shall each use their reasonable best efforts to resist any assertion that the transactions contemplated hereby constitute a violation of antitrust or merger control Laws, rules or regulations. All filing fees which are due and owing upon respective filings under antitrust or merger control Laws shall be shared equally between the Company and Radiant. All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either Party before any Governmental Authority or the staff or regulators of any Governmental Authority with respect to the Merger and the other Contemplated Transactions, in connection with the transactions contemplated by this Agreement shall be disclosed to counsel for the other Party hereunder in advance of any filing, submission or attendance, it being the intent that the Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each Party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may reasonably redact the material as necessary to (a) remove personally sensitive information, (b) remove references concerning the valuation of the Company and its Subsidiaries or Radiant and its Subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (c) comply with contractual arrangements, (d) prevent the loss of a legal privilege or (e) comply with applicable Law. To the extent reasonably practicable, each Party shall give notice to counsel for the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority with respect to the Merger and the other Contemplated Transactions, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact. In the event that any Legal Proceeding is commenced challenging the Merger or any of the other Contemplated Transactions under antitrust, competition or merger control Laws, and such Legal Proceeding seeks, or would reasonably be expected to seek, to prevent the consummation of all or part of the Merger or the other Contemplated Transactions, the Parties shall cooperate with each other and use their respective best efforts to contest any such Legal Proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other Contemplated Transactions; provided that nothing in this sentence shall require any Party to divest any assets it owns as of the date hereof to the extent such divestiture would have a material and adverse effect on the businesses of the combined company following consummation of the Merger, taken as a whole.

5.4 Company Options and Company Warrants.

(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time whether or not vested, shall be converted into and become an option to purchase

Radiant Common Stock, and Radiant shall assume the Company Option Plan and each such Company Option in accordance with its terms (as in effect as of the date of this Agreement). All rights with respect to Company Ordinary Shares under Company Options assumed by Radiant shall thereupon be converted into rights with respect to Radiant Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Radiant may be exercised solely for shares of Radiant Common Stock; (ii) the number of shares of Radiant Common Stock subject to each Company Option assumed by Radiant shall be determined by multiplying (A) the number of shares of Company Ordinary Shares that were subject to such Company Option, as in effect immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Radiant Common Stock; (iii) the per share exercise price for the Radiant Common Stock issuable upon exercise of each Company Option assumed by Radiant shall be determined by dividing (A) the per share exercise price of Company Ordinary Shares subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Radiant shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option, each Company Option assumed by Radiant in accordance with this Section 5.4(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Radiant Common Stock subsequent to the Effective Time; and (B) Radiant’s Board of Directors or a committee thereof shall succeed to the authority and responsibility of Company’s Board of Directors or any committee thereof with respect to each Company Option assumed by Radiant. Notwithstanding anything to the contrary in this Section 5.4(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Radiant Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code. Notwithstanding anything to the contrary in this Section 5.4(a), the conversion of the Company Options that are Company 102 Options into options to purchase Radiant Common Stock shall be effected subject to and in accordance with the Options Tax Ruling and the Ordinance and applicable Law to ensure that the options to purchase Radiant Common Stock shall enjoy the tax benefits set forth in the Options Tax Ruling.

(b) At the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether or not exercisable, shall be converted into and become a warrant to purchase Radiant Common Stock, and Radiant shall assume each such Company Warrant in accordance with its terms (as in effect as of the date of this Agreement). All rights with respect to Company Ordinary Shares or Company Preferred Shares under Company Warrants assumed by Radiant shall thereupon be converted into rights with respect to Radiant Common Stock. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Radiant may be exercised solely for shares of Radiant Common Stock; (ii) the number of shares of Radiant Common Stock subject to each Company Warrant assumed by Radiant shall be determined by multiplying (A) the number of shares of Company Ordinary Shares or Company Preferred Shares that were subject to such Company Warrant, as in effect immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Radiant Common Stock; (iii) the per share exercise price for the Radiant Common Stock issuable upon exercise of each Company Warrant assumed by Radiant shall be determined by dividing (A) the per share exercise price of Company Ordinary Shares or the Company Preferred Shares subject to such Company Warrant, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Warrant assumed by Radiant shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Warrant shall otherwise remain unchanged; provided, however, that to the extent provided under the terms of a Company Warrant, such Company Warrant assumed by Radiant in accordance with this Section 5.4(b) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Radiant Common Stock subsequent to the Effective Time.

(c) Radiant shall file with the SEC promptly following the Effective Time, a registration statement on Form S-8, for use by Radiant, relating to the shares of Radiant Common Stock issuable with respect to Company Options assumed by Radiant in accordance with Section 5.4(a).

(d) Prior to the Effective Time, the Company shall take all actions that may be reasonably necessary (under the Company Option Plan, the Company Warrants and otherwise) to effectuate the provisions of this Section 5.4.

(e) 15D Exemption. Radiant shall use its reasonable best efforts to obtain promptly following the Effective Time from the Israel Securities Authority (“ISA”) an exemption under Section 15D of the Israeli Securities Law, 5728-1968, such that the conversion and assumption of the Company Options by Radiant as set forth in Section 5.4(a) shall not be deemed to be an “offer to the public” under such law or require a prospectus approved by the ISA (the “15D Exemption”). The Company and Radiant shall cooperate to comply with the terms of the 15D Exemption.

(f) Following the Effective Time, Radiant will promptly enter into a warrant agreement with each holder of Company Warrants to reflect the exchange described in this Section 5.4 and such warrant agreement shall be consistent in all reasonable material respects with the terms and conditions of the Warrant Issuance Agreement, dated as of October 11, 2016, by and between the Company and Madryn Health Partners, LP (f/k/a Visium Healthcare Partners, LP), if such holder of Company Warrants is a party to such agreement.

5.5 Radiant Stock Options. At the Effective Time, each Radiant Stock Option or Radiant restricted stock award that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be continued and survive the Closing and remain outstanding in accordance with its terms without acceleration or adjustment under the terms of the Radiant Stock Option Plans by reason of the Contemplated Transactions.

5.6 Indemnification of Officers and Directors.

(a) Subject to applicable Law, from the Effective Time through the seventh anniversary of the date on which the Effective Time occurs, each of Radiant and the Surviving Company shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Radiant and its Subsidiaries or the Company and its Subsidiaries, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Radiant or of the Company or any of their Subsidiaries (each, a “Proceeding”), whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law. Subject to applicable law, each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any Proceeding from each of Radiant and the Surviving Company, jointly and severally, upon receipt by Radiant or the Surviving Company from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Radiant or the Surviving Company, as applicable, to the extent then required by applicable Law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. The provisions of the Radiant Charter and Radiant Bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Radiant that are presently set forth in the Radiant Charter and Radiant Bylaws shall not be amended, modified or repealed for a period of seven (7) years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Radiant, unless such modification is required by applicable Law. To the extent permitted by applicable Law, the articles of association of the Surviving Company shall contain, and Radiant shall cause the articles of association of the Surviving Company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the Radiant Charter and Radiant Bylaws and the Company Charter. From and after the Effective Time, (i) the Surviving Company shall fulfill and honor in all respects the obligations of the Company to D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company Charter and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Radiant shall fulfill and honor in all respects the obligations of Radiant to D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Radiant Charter or Radiant Bylaws and pursuant to any indemnification agreements between Radiant and such D&O Indemnified Parties that were in effect prior to the date of this Agreement, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(b) From and after the Effective Time, Radiant shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Radiant. In addition, Radiant shall purchase, prior to the Effective Time, a seven-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Radiant’s existing directors’ and officers’ insurance policies and Radiant’s existing fiduciary liability insurance policies for the Persons who, as of the date of this Agreement are covered by Radiant’s existing directors’ and officers’ insurance policies and/or the Company’s existing directors’ and officers’ insurance, as applicable, in each case for a claims reporting or discovery period of at least seven years from and after the Effective Time.

(c) From and after the Effective Time, Radiant shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.6 in connection with their successful enforcement of the rights provided to such persons in this Section 5.6.

(d) The provisions of this Section 5.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Radiant and the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives. In the event Radiant or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Radiant or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 5.6. Radiant shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 5.6.

(e) The covenants contained in this Section 5.6 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Law, contract or otherwise.

5.7 Additional Agreements.

(a) Without limiting any other provision of this Agreement, including, without limitation, the conditions to the Closing in Sections 6, 7 and 8 and subject to Sections 5.3 and 5.7(b), the Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger and make effective the other Contemplated Transactions. Without limiting the generality of the foregoing but subject to Sections 5.3 and 5.7(b), each Party to this Agreement shall use commercially reasonable efforts to (i) make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger and the other Contemplated Transactions; (ii) obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Merger or any of the other Contemplated Transactions or for such Contract to remain in full force and effect; (iii) lift any injunction prohibiting, or any other legal bar to, the Merger or any of the other Contemplated Transactions; (iv) satisfy the conditions precedent to the consummation of this Agreement and (v) execute and deliver any additional instruments that are or may become reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the Merger, and to carry out fully the purposes of this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement, and subject to Section 5.3, no Party shall have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any Intellectual Property; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date); (v) to make or cause any of its Subsidiaries to make any commitment or agree to any undertaking (to any Governmental Authority or otherwise) regarding its future operations.

(c) Each of Radiant and Merger Sub will take all actions necessary to (i) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (ii) ensure that Merger Sub prior to the Effective Time shall not conduct any business, incur or guarantee any Indebtedness or any other liabilities or make any investments, other than those activities incident to its obligations under this Agreement or the transactions contemplated hereby.

5.8 Disclosure. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Merger or any of the other Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Laws and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Radiant may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Radiant in compliance with this Section 5.8.

5.9 Listing. At or prior to the Effective Time, Radiant shall use its reasonable best efforts to (a) cause the shares of Radiant Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the NASDAQ Capital Market or NASDAQ Global Market prior to the Effective Time and in a manner that does not delay the Effective Time and (b) maintain the continuous listing of the currently outstanding shares of Radiant Common Stock on the NASDAQ Capital Market or NASDAQ Global Market through the Effective Time. Radiant will promptly provide copies of any correspondence received from NASDAQ regarding the listing of Radiant Common Stock. The Company will cooperate with Radiant as reasonably requested by Radiant with respect to the listing application for the Radiant Common Stock and promptly furnish to Radiant all information concerning the Company and its shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.9.

5.10 Tax Matters.

(a) Radiant, Merger Sub and the Company shall use their respective commercially reasonable best efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any Affiliate or any Subsidiary to, take any actions or cause any action to be taken that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Radiant, Merger Sub and the Company shall treat, and shall not take any tax reporting position inconsistent with the treatment of, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid (or cause to be paid) by Radiant when due, and Radiant will, at its own expense, file (or cause to be filed) all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.

(d) As soon as reasonably practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for rulings (collectively, the “Options Tax Ruling”) confirming that (i) the deemed transfer of the Company 102 Shares and payment or delivery of the Merger Consideration for such shares in accordance with Section 1.5(a)(i) and conversion of the Company 102 Options in accordance with Section 5.4(a) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the Merger Consideration for the Company 102 Shares and options into which the Company 102 Options are converted (and shares issued upon the exercise thereof) are deposited with the 102 Trustee until the end of their applicable holding period under Section 102 of the Ordinance, (ii) the Merger Consideration for the Company 102 Shares and options into which the Company 102 Options are converted shall continue, after the Effective Time, to benefit from the provisions of Section 102 of the Ordinance and to qualify thereunder as grants made through a trustee pursuant to the capital gains tax route according to Section 102(b)(2) of the Ordinance, and (iii) the exchange of Company Options granted pursuant to Section 3(i) of the Ordinance for options to purchase shares of Radiant Common Stock shall not be subject to payment of Israeli Tax until the exercise of such Company Option (which ruling may be subject to customary conditions and adjustments regularly associated with such a ruling). The Company shall include in the request for the Options Tax Ruling a request to exempt Radiant, the Surviving Company, the Exchange Agent and their respective agents from any withholding obligation in relation to any payments and deliveries made with respect to any Company 102 Shares or the conversion of Company 102 Options. The Company shall use reasonable best efforts to obtain the Options Tax Ruling prior to the Closing. If the Options Tax Ruling is not granted prior to the Closing, or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Radiant, the Surviving Company, the Exchange Agent and their respective agents and any other Person acting on their behalf shall be exempt from Israeli withholding tax in relation to any payments and deliveries made with respect to any Company 102 Shares or the conversion of Company 102 Options to the Exchange Agent, the 102 Trustee or the Surviving Company in connection with the Merger (the “Interim Options Tax Ruling”). To the extent that prior to the Closing an Interim Options Tax Ruling shall have been obtained, then all references herein to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained.

(e) As soon as reasonably practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (collectively, the “Withholding Tax Ruling”) that (i) stipulates that the transfer of any Merger Consideration or consideration contemplated under Section 5.4 to the Exchange Agent or 102 Trustee is not subject to a tax withholding obligation, or clarifies that no such obligation exists; (ii) with respect to holders of record of Company Share Capital (other than Company 102 Shares), Company Options (other than Company 102 Options or any other Company Options covered by the Options Tax Ruling) and Company Warrants, in each case, that are non-Israeli residents (as defined in Israeli Tax Law), exempts Radiant, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including, without limitation, the Merger Consideration, or clarifies that no such obligation exists, all in accordance with the terms of the Withholding Tax Ruling; and (iii) with respect to holders of record of Company Share Capital (other than Company 102 Shares) and Company Options (other than Company 102 Options or any other Company Options covered by the Options Tax Ruling) and Company Warrants that are Israeli residents (as defined in Israeli Tax Law), (A) exempts Radiant, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including, without limitation, the Merger Consideration, or clarifies that no such obligation exists, in each case as of the Effective Time and/or (B) instructs Radiant, the Exchange Agent, the Surviving Company and their respective agents as to the dates upon which such withholding is to be executed and on how such withholding is to be executed with respect to holders of record of Company Share Capital (other than Company 102 Shares), Company Options (other than Company 102 Options or any other Company Options covered by the Options Tax Ruling) and Company Warrants and the rate or rates of withholding tax to be applied, in each case, in accordance with Section 104(H) of the Ordinance.

(f) Without limiting the generality of Section 5.10(d), and Section 5.10(e), each of the Company and Radiant shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Options Tax Ruling) and the Withholding Tax Ruling. The final text of the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling and any application submitted to the ITA with respect to any Tax ruling, shall be subject to the prior written consent of Radiant or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to the terms and conditions hereof, the Company shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable. The Company shall keep Radiant reasonably informed of all material developments and events relating to the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling (including promptly forwarding copies to Radiant of any related correspondence, and shall provide Radiant with an opportunity to review and comment on any material correspondence before the Company sends such correspondence to the ITA).

(g) Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of their obligations under this Agreement, to cause the Closing to occur as promptly as reasonably possible and to enable the combined entity to continue to meet its obligations following the Closing.

5.11 Directors and Officers.

(a) The Parties shall use reasonable best efforts and take all necessary action so that the Board of Directors of Radiant consists of nine (9) directors, out of which two (2) directors shall be identified by Radiant to the Company as the “Radiant Appointees” and seven (7) directors shall be identified by the Company to Radiant as the “Company Appointees”, each no later than fifteen (15) Business Days prior to filing of the Proxy Statement, to serve in such positions effective as of the Effective Time until successors are duly elected or appointed and qualified in accordance with applicable Law. The Parties shall use reasonable best efforts to cause any other Persons being directors of Radiant to cease to hold such inconsistent position, including via termination of such Persons’ positions. If any Radiant Appointee or Company Appointee is unable or unwilling to serve as director of Radiant, the Party appointing such Person shall designate a successor; provided, however, the Parties acknowledge that so long as Radiant remains a public reporting company, the Board of Directors of Radiant will continue to satisfy applicable securities laws, including, without limitation, maintaining an independent audit committee, and the nominations by Company and Radiant hereunder will allow Radiant to comply with such applicable Law. Each new member of the Board of Directors of Radiant that was not a member of the Board of

Directors of Radiant immediately before the Effective Time shall enter into an indemnification agreement with Radiant, on a form to be mutually agreed between Radiant and Company (and absent such agreement, on Radiant’s form indemnification agreement), within fifteen (15) days of their appointment.

(b) No later than fifteen (15) Business Days prior to filing of the Proxy Statement, the Company will identify to the Board of Directors of Radiant, and prior to the Effective Time, the Board of Directors of Radiant will appoint, effective as of the Effective Time, the Persons who will serve as the officers of Radiant immediately following the Effective Time.

5.12 Section 16 Matters. Prior to the Effective Time, Radiant shall take all such steps as may be required to cause any acquisitions of Radiant Common Stock and any options to purchase Radiant Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Radiant, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.13 Allocation Certificate. The Company will prepare and deliver to Radiant at least two (2) Business Days prior to the Closing Date (and may update same within two (2) Business Days of the Closing Date) a certificate signed by the Chief Financial Officer or Chief Administrative Officer of the Company in a form reasonably acceptable to Radiant setting forth (as of immediately prior to the Effective Time) (a) each holder of Company Share Capital, Company Options and Company Warrants, (b) such holder’s name and address of record; (c) the number and type of Company Share Capital held and/or underlying the Company Options or Company Warrants as of the Closing Date for each such holder (including identifying whether such shares or options are Company 102 Shares and Company 102 Options, as applicable); and (d) the number of shares of Radiant Common Stock to be issued to such holder, or to underlie any Radiant Stock Option or Radiant Warrant to be issued to such holder, pursuant to this Agreement in respect of the Company Share Capital, Company Options and or Company Warrants held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

5.14 Shareholder Litigation. Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, Radiant shall (a) promptly advise the Company in writing of any shareholder litigation or investigation against it or its directors or officers relating to this Agreement, the Merger, or the Contemplated Transactions and shall keep the Company fully informed regarding such shareholder litigation and (b) give the Company the opportunity to participate in the defense or settlement of any shareholder litigation or investigation relating to this Agreement or any of the Contemplated Transactions, and shall not settle any such litigation or investigation without the Company’s written consent, which will not be unreasonably withheld, conditioned or delayed. Without otherwise limiting the D&O Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Reed Smith, Gornitzky & Co. or such other counsel selected by such D&O Indemnified Parties prior to the Effective Time to defend any transaction litigation.

5.15 Confidentiality. The parties acknowledge that Radiant and the Company have previously executed the Confidentiality Agreement, which shall continue in full force and effect in accordance with its terms, except as expressly modified by this Agreement.

5.16 Effect of Knowledge. The representations, warranties, covenants and agreements made herein, as modified by the Disclosure Schedules are intended, among other things, to allocate the economic cost and the risks inherent in the transactions contemplated hereby between the Parties and, accordingly, the rights of the Company to any remedy or any termination right under this Agreement or in law or equity or otherwise shall not be impacted or limited by any knowledge that the Company or any of its Representatives may have acquired, could have acquired or had reason to acquire, whether before or after the date hereof, nor by any investigation or diligence by the Company. Radiant and Merger Sub hereby acknowledge that, regardless of any investigation made (or not made) by or on behalf of the Company, and regardless of the results of any such investigation, the

Company has entered into this transaction in express reliance upon the representations, warranties, covenants and other agreements of Radiant and Merger Sub made in this Agreement.

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 No Restraints. No temporary restraining order, preliminary or permanent injunction, or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, and no statute, rule, regulation, or order shall have been enacted, entered, enforced, or reasonably deemed applicable to the transactions contemplated hereby, which makes the consummation of the transactions contemplated hereby illegal.

6.2 Shareholder Approval. The Company Shareholder Proposals shall have been duly approved by the Company Shareholder Approval, and the Radiant Shareholder Proposals shall have been duly approved by the Radiant Shareholder Approval.

6.3 Effective Registration Statement and Proxy Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority and no similar proceeding in respect of the Proxy Statement shall have been initiated or threatened by the SEC or any Governmental Authority.

6.4 Listing. The shares of Radiant Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on the NASDAQ Capital Market or NASDAQ Global Market.

6.5 Statutory Waiting Periods. Fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.

6.6 Equity Commitment Letter. The Equity Commitment Letter shall be in full force and effect on the Closing Date.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF RADIANT AND MERGER SUB

The obligations of Radiant and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Radiant, at or prior to the Closing, of each of the following additional conditions:

7.1 Accuracy of Representations. (a) Each of the representations and warranties (other than the Company Fundamental Representations and the Company Capitalization Representation) of the Company set forth in this Agreement shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (b) the Company Fundamental Representations shall be true and correct in all material respects on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (c) the Company Capitalization Representation shall be true and correct in all material respects on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date).

7.2 Performance of Covenants. Each of the covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed by the Company in all material respects.

7.3 Officers’ Certificate. Radiant shall have received a certificate executed by a duly authorized officer of the Company confirming that the conditions set forth in Sections 7.1, 7.2 and 7.4 have been duly satisfied.

7.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following additional conditions:

8.1 Accuracy of Representations. (a) Each of the representations and warranties (other than the Radiant Fundamental Representations and the Radiant Capitalization Representation) of Radiant and Merger Sub set forth in this Agreement shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Radiant Material Adverse Effect, (b) the Radiant Fundamental Representations shall be true and correct in all material respects on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (c) the Radiant Capitalization Representation shall be true and correct in all respects subject to de minimis inaccuracies on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date).

8.2 Performance of Covenants. All of the covenants and obligations in this Agreement that Radiant or Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by a duly authorized officer of Radiant confirming that the conditions set forth in Sections 8.1, 8.2 and 8.4 have been duly satisfied.

(b) written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Radiant who are not to continue as officers or directors of Radiant or Radiant’s Subsidiaries pursuant to Section 5.11 hereof.

(c) a payoff letter issued by Solar Capital Ltd., in a form reasonably satisfactory to the Company, not earlier than five (5) Business Days prior to the Closing Date, which (i) sets forth the amounts required to repay in full all Indebtedness owed to such holder on the Closing Date, (ii) sets forth the wire transfer instructions for the repayment of such Indebtedness to such holder, and (iii) provides for a release of all Liens granted by Radiant and its Subsidiaries to Solar Capital Ltd. or otherwise arising with respect to such Indebtedness, effective upon repayment of such Indebtedness and the termination of all loan and collateral documentation evidencing such Indebtedness.

8.4 No Radiant Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Radiant Material Adverse Effect.

8.5 Tax Rulings. The Options Tax Ruling (or Interim Options Tax Ruling) and Withholding Tax Ruling shall have been obtained from the ITA and be in effect.

Section 9. TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Company Shareholder Proposals by the Company’s shareholders and whether before or after approval of the Radiant Shareholder Proposals by Radiant’s shareholders and whether before or after approval of the Merger, the other Contemplated Transactions and this Agreement by the sole shareholder of Merger Sub, unless otherwise specified below):

(a) by mutual written consent of Radiant and the Company duly authorized by the Boards of Directors of Radiant and the Company;

(b) by either Radiant or the Company if the Merger shall not have been consummated by October 31, 2019 (the “Drop Dead Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement; provided, further, however, in the event the Registration Statement is still being reviewed or commented on by the SEC on the Drop Dead Date, either Party shall be entitled to extend the date for termination of this Agreement pursuant to this Section 9.1(b) for one additional sixty (60) day period;

(c) by either Radiant or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and non-appealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by Radiant or the Company if the Company Shareholder Approval shall not have been obtained within seventy (70) days of the date of the effectiveness of the Registration Statement;

(e) by either Radiant or the Company if (i) the Radiant Shareholders Meeting (including any adjournments and postponements thereof) shall have been held and completed and Radiant’s shareholders shall have taken a final vote on the Radiant Shareholder Proposals and (ii) the Radiant Shareholder Proposals shall not have been approved at the Radiant Shareholders Meeting (or at any adjournment or postponement thereof).

(f) by the Company (at any time prior to the approval of the Radiant Shareholder Proposals) if a Radiant Change of Recommendation shall have occurred;

(g) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Radiant or Merger Sub set forth in this Agreement, or if any representation or warranty of Radiant or Merger Sub shall have become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Radiant’s or

Merger Sub’s representations and warranties or breach by Radiant or Merger Sub is curable by Radiant or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from the Company to Radiant or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(g) and (ii) Radiant or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach or inaccuracy following delivery of written notice from the Company to Radiant or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(g) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach or inaccuracy by Radiant or Merger Sub is cured prior to such termination becoming effective);

(h) by Radiant, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that Radiant is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from Radiant to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach or inaccuracy following delivery of written notice from Radiant to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach or inaccuracy by the Company is cured prior to such termination becoming effective); or

(i) by Radiant in connection with Radiant entering into a definitive agreement to effect a Radiant Superior Offer, provided that, (i) Radiant has complied in all material respects with the requirements of Section 4.5 and (ii) concurrently with the termination of this Agreement, Radiant pays, or causes to be paid, the Termination Fee.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3, and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (b) subject to Section 9.3, the termination of this Agreement shall not relieve any Party from any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. No termination of this Agreement will affect the obligations of the parties contained in the Confidentiality Agreement.

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Radiant and the Company shall each pay fifty percent (50%) of all filing fees required to be paid to the SEC in connection with the Registration Statement, all NASDAQ listing fees and all proxy solicitation, printing and mailing costs.

(b) If (i) (A) this Agreement is terminated by Radiant or the Company pursuant to Section 9.1(b) or 9.1(e), or (B) if this Agreement is terminated by the Company pursuant to Section 9.1(g), (ii) at any time after the date of this Agreement and prior to the Radiant Shareholders Meeting a Radiant Acquisition Proposal shall have been publicly announced, disclosed or otherwise communicated to the Board of Directors of Radiant and

(iii) within nine (9) months after the date of such termination, Radiant enters into a definitive written agreement with respect to a Subsequent Transaction and ultimately consummates such Subsequent Transaction (which, for the avoidance of doubt, may be consummated any time within, on or after nine (9) months after the date of such Agreement), then Radiant shall pay, or cause to be paid, to the Company, upon the consummation of such Subsequent Transaction, a nonrefundable fee in an amount equal to $1,115,000 (the “Termination Fee”), less any amounts previously paid by Radiant pursuant to Section 9.3(c).

(c) If this Agreement is terminated by the Company pursuant to Section 9.1(e) or 9.1(g), then Radiant shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions (such expenses, collectively, the “Third Party Expenses”), up to a maximum of $200,000, by wire transfer of same-day funds within three (3) Business Days following the date of termination.

(d) If (i) this Agreement is terminated by Radiant pursuant to Section 9.1(i) or (ii) this Agreement is terminated by the Company pursuant to Section 9.1(f), then Radiant shall pay, or cause to be paid, to the Company, concurrent with such termination (in the case of clause (i), or within four (4) Business Days thereafter in the case of clause (ii), the Termination Fee.

(e) If Radiant fails to pay when due any amount payable by it under this Section 9.3, then (i) Radiant shall reimburse the Company for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the Company of its rights under this Section 9.3, and (ii) Radiant shall pay to the Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(f) The Parties agree that, subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3 shall be the sole and exclusive remedy of the Company against Radiant and Radiant’s shareholders, directors, officers, affiliates and other representatives, for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the Contemplated Transactions. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Termination Fee, expanding the circumstances in which the Termination Fee is to be paid or restricting or modifying the other rights of any party hereunder, in the event of the valid termination of this Agreement under circumstances in which the Termination Fee or the Third Party Expenses are payable pursuant to this Section 9.3, being understood that such amounts are liquidated damages, and not a penalty, and the payment thereof in such circumstances is supported by due and sufficient consideration. In no event shall Radiant be required to pay (x) both the Third Party Expenses or the Termination Fee (unless such Third Party Expenses previously paid by Radiant are deducted from the subsequently payable Termination Fee) or (y) either the Third Party Expenses or the Termination Fee payable pursuant to this Section 9.3 on more than one occasion.

Section 10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Merger Sub and Radiant contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2 Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of the Company and Radiant at any time (whether before or after approval of the Company Shareholder Proposals by the Company’s shareholders and whether before or after approval of the Radiant Shareholder Proposals by Radiant’s shareholders and whether before or after approval of the Merger, the other Contemplated

Transactions and this Agreement by the sole shareholder of Merger Sub); provided, however, that after any such adoption and approval of this Agreement by a Party’s shareholders, no amendment shall be made which by Law requires further approval of the shareholders of such Party without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company and Radiant.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement, the Confidentiality Agreement and the other agreements, schedules and exhibits referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission via “.pdf’ shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Governing Law; Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and any claim, controversy or dispute arising out of or related to this Agreement, any of the transactions contemplated hereby, the relationship of the Parties, and/or the interpretation and enforcement of the rights and duties of the Parties, whether arising in contract, tort, equity or otherwise, shall be governed by, and construed in accordance with, the laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any such claim controversy or dispute), without regard to any applicable principles of conflicts of law that might require the application of the laws of any other jurisdiction, except that (i) the internal affairs of the corporations party hereto that are organized and existing under the ICL and (ii) all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the ICL; shall be construed, performed, governed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice or conflict of law provision or rule (whether of the State of Israel or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Israel. The Parties hereby acknowledge and agree that, to the fullest extent permitted by law, they intend that this Agreement be, and that it will be treated and construed as, a contract under seal under Delaware law.

(b) Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other Party or its successors or assigns shall be brought and determined by the Court of Chancery of the State of Delaware or if jurisdiction is not proper in such court, in Superior Court seated in New Castle County Delaware, and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid court for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts). Each of the Parties further agrees to accept service of process in any manner permitted by such court. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure lawfully to serve process, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by Law, that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto irrevocably agrees that, subject to any available appeal rights, any decision, order, or judgment issued by such above named courts shall be binding and enforceable, and irrevocably agrees to abide by any such decision, order, or judgment.

(c) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.6 Expenses. Except as otherwise expressly provided herein, each of the Parties hereto shall pay all of its own fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred in connection with the negotiation of this Agreement, and the consummation of the transactions contemplated hereby.

10.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than: (a) the parties hereto; and (b) the D&O Indemnified Parties referred to in Section 5.6(a) to the extent of their respective rights pursuant to Section 5.6) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day (four Business Days if sent internationally) after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Radiant or Merger Sub:

Restoration Robotics, Inc.

128 Baytech Drive San Jose, California 95134

Telephone: (408) 883-6888

Email: markh@restorationrobotics.com

Attention: Chief Financial Officer

with copies (which shall not constitute notice) to:

Latham &Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Telephone: 650-463-3014

Attention: Brian J. Cuneo, Esq.

Email: brian.cuneo@lw.com

and

Yigal Arnon & Co.

1 Azrieli Center

Tel-Aviv, Israel 6702101

Telephone: +972-2-623-9200

Attention: Barry Levenfeld

Email: barry@arnon.co.il

if to the Company:

Venus Concept Ltd.

255 Consumers Road, Suite 110

Toronto, ON M2J 1R4

Canada

Telephone: (877) 848-8430 ext 183

Attention: Domenic Di Sisto, General Counsel and Corporate Secretary

Email: Ddisisto@venusconcept.com

with copies (which shall not constitute notice) to:

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022

Telephone: 212-549-0408

Attention: Mark G. Pedretti, Esq.

Email: mpedretti@reedsmith.com

Gornitzky & Co.

45 Rothschild Boulevard

Tel Aviv 6578403

Israel

Telephone: +972-3-710-9191

Attention: Chaim Friedland, Adv. and Oded Uni, Adv.

Email: friedland@gornitzky.com and odedu@gornitzky.com

10.9 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being the addition to any other remedy to which they are entitled at Law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto.

10.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States.

(e) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided to the Party to which such information or material is to be provided in the virtual data room set up by Radiant and hosted by Donnelley Financial Solutions, or by the Company and hosted by OneHub, as applicable, in connection with this Agreement at least three (3) Business Days prior to the date hereof and/or, with respect to such information or materials of Radiant, was publicly available on the SEC EDGAR databased prior to the date hereof.

(f) References to “$” and “dollars” are to the currency of the United States.

(g) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(h) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

RESTORATION ROBOTICS, INC.

By:
Name:
Title:

RADIANT MERGER SUB LTD.

By:
Name:
Title:

VENUS CONCEPT LTD.

By:
Name:
Title:

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

EXHIBIT A

Definitions

“102 Amount” has the meaning set forth in Section 1.6(f).

“102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Options and Company 102 Shares and consideration paid for such options and shares under this Agreement.

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not less restrictive to the counterparty thereto than the terms of the Confidentiality Agreement and that expressly permits the Company or Radiant, as applicable, to comply with the terms of Section 4.5. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with a Party relating to a purchase of, or business combination with, such Party shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Affiliate” means with respect to any Person, any other Person controlling, controlled by, or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble and shall include the Exhibits and Schedules annexed hereto or referred to herein.

“Allocation Certificate” has the meaning set forth in Section 5.13.

“Ancillary Agreements” means any other agreement referred to herein and contemplated hereby.

“Board of Directors” means the board of directors of either the Company or Radiant, as applicable.

“Book-Entry Shares” has the meaning set forth in Section 1.5(a)(i).

“Business Day” means any day other than (a) a Saturday or Sunday, or (b) a day on which banking institutions are authorized or required by Laws to be closed in New York, New York, or Israel.

“Certificate of Merger” has the meaning set forth in Section 1.2

“Certificates” has the meaning set forth in Section 1.5(a)(i).

“Clinical Trial Application” means a submission made to the applicable Radiant Regulatory Agency or Company Regulatory Agency, the purpose of which is to gain necessary clearance, licensure, or approval by such agency to lawfully distribute a product to perform a human clinical trial of such product that at the time of such submission is not otherwise lawfully able to be distributed or marketed in interstate commerce under the laws of the relevant jurisdiction.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Registrar” has the meaning set forth in Section 1.2.

“Company” has the meaning set forth in the Preamble.

“Company 102 Options” means Company Options subject to Section 102 of the Ordinance.

“Company 102 Shares” has the meaning set forth in Section 1.6(a).

“Company Alternative Transaction” has the meaning set forth in Section 4.9.

“Company Ancillary Lease Documents” means all subleases, overleases and other ancillary agreements or documents materially pertaining to the tenancy at each such parcel of the Company Leased Real Property that materially affect or would reasonably be likely to materially affect the tenancy at any Company Leased Real Property and having an aggregate annual value for each such ancillary agreement which exceeds $250,000.

“Company Balance Sheet” has the meaning set forth in Section 2.5.

“Company Business” means the business of the Company and any of its Subsidiaries as currently conducted and currently proposed to be conducted.

“Company Capitalization Representation” means the representations and warranties of the Company set forth in Section 2.2.

“Company Charter” means the articles of association of the Company, as amended and in effect on the date of this Agreement.

“Company Contingent Workers” has the meaning set forth in Section 2.15(b).

“Company Contract” means any Contract together with any amendments, waivers or other modifications thereto, to which the Company is a party.

“Company Created IP” has the meaning set forth in Section 2.9(k).

“Company Disclosure Schedule” has the meaning set forth in Section 2.

“Company Employee Program” has the meaning set forth in Section 2.14(a).

“Company Financial Statements” has the meaning set forth in Section 2.5.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1, 2.3, 2.24 and 2.25.

“Company Intellectual Property” means all Intellectual Property owned or purportedly owned by or licensed to the Company or any of its Subsidiaries, used or held for use by the Company or any of its Subsidiaries in the Company Business or any Company Product, or developed for the Company or a Subsidiary by full or part time employees or consultants of the Company or the Subsidiaries. Company Intellectual Property includes, without limitation, Company Products, Company Patents, Company Marks, and Company Trade Secrets.

“Company Leased Real Property” means the real property leased, subleased or licensed by the Company or its Subsidiaries that is related to or used in connection with the Company Business, and the real property leased, subleased or licensed by the Company or its Subsidiaries as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by the Company or its Subsidiaries, all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon, where the annual rent for each such lease, sublease or license exceeds $250,000.

“Company Licenses-In” has the meaning set forth in Section 2.9(a).

“Company Licenses-Out” has the meaning set forth in Section 2.9(a).

“Company Lock-Up Agreement” has the meaning set forth in the Recitals.

“Company Marks” has the meaning set forth in Section 2.9(a).

“Company Material Adverse Effect” means any change, circumstance, condition, development, effect, event, occurrence, result or state of facts that, individually or when taken together with any other such change, circumstance, condition, development, effect, event, occurrence, result or state of facts, has or could reasonably be expected to have a material adverse effect on (a) the business, financial condition, assets, liabilities or results of operations or prospects of the Company and its Subsidiaries (taken as a whole), except that none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect the Company and its Subsidiaries (taken as a whole) in relation to similarly situated companies in the same industry; (ii) changes in or affecting the industries in which the Company or its Subsidiaries operate to the extent they do not disproportionately affect the Company and its Subsidiaries (taken as a whole) in relation to similarly situated companies in the same industry; (iii) changes, effects or circumstances resulting from the announcement of this Agreement; (iv) any change in GAAP, applicable accounting principles or applicable Law or the interpretation thereof after the date hereof to the extent they do not disproportionately affect the Company and its Subsidiaries (taken as a whole) in relation to similarly situated companies in the same industry; (v) the commencement or continuation of war, terrorism or hostilities, or natural disasters or political events to the extent they do not disproportionately affect the Company and its Subsidiaries (taken as a whole) in relation to similarly situated companies in the same industry; (vi) any change in the cash position of the Company which results from operations in the Ordinary Course of Business; (vii) any failure of the Company or any of its Subsidiaries to meet internal or published projections, forecasts, revenue or earnings predictions (it being understood, however, that any Effect causing or contributing to any such failure to meet projections, forecasts, revenue or earnings predictions may constitute a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred), or (viii) any shareholder litigation or other claims arising from allegations of breach of fiduciary duty relating to this Agreement or (b) the ability of the Company to consummate the Contemplated Transactions or to perform any of its covenants or obligations under this Agreement in all material respects.

“Company Material Contract” has the meaning set forth in Section 2.10.

“Company Ordinary Share” means an ordinary share of the Company with a nominal value of NIS 0.001 each.

“Company Option” means an option to purchase Company Ordinary Shares issued under the Company Option Plan.

“Company Option Plan” means the Venus Concept Ltd. 2010 Employee Share Option Plan, as adopted by the Company, and as may be amended from time to time.

“Company Patents” has the meaning set forth in Section 2.9(a).

“Company Permits” means all approvals, clearances, permits, licenses, variances, registrations, exemptions, Orders, consents, certifications, authorizations and approvals from a Company Regulatory Agency.

“Company Preferred A Share” means a Series A Preferred share of the Company with a nominal value of NIS 0.001 each.

“Company Preferred B Share” means a Series B Preferred share of the Company with a nominal value of NIS 0.001 each.

“Company Preferred C Share” means a Series C Preferred share of the Company with a nominal value of NIS 0.001 each.

“Company Preferred C-1 Share” means a Series C-1 Preferred share of the Company with a nominal value of NIS 0.001 each.

“Company Preferred D Share” means a Series D Preferred share of the Company with a nominal value of NIS 0.001 each.

“Company Preferred Share” means a Company Preferred A Share, a Company Preferred B Share, a Company Preferred C Share, a Company Preferred C-1 Share and a Company Preferred D Share.

“Company Products” means the products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any of its Subsidiaries and all products or services currently under development by the Company or any of its Subsidiaries.

“Company Public Company Financials” means (a) the Company’s audited balance sheet at December 31, 2018 and the Company’s audited statements of operations, cash flows and shareholders’ equity for the years ended December 31, 2018 and December 31, 2017, (b) unaudited interim financial statements for each interim period completed prior to the Closing that would be required to be included in the Registration Statement and (c) any other financial statements of the Company as may be required to be included in the Proxy Statement, in each of clauses (a) and (b) in a form that satisfies all applicable requirements for including in the Proxy Statement and/or Registration Statement.

“Company Regulatory Agency” means the FDA and any other Governmental Authority that is concerned with the quality, identity, strength, purity, safety, efficacy, Manufacturing, supply or distribution of any of the Company Products necessary for the lawful operating of the businesses of the Company and each of its Subsidiaries as currently conducted.

“Company Recommendation” has the meaning set forth in Section 5.2(a).

“Company Share Capital” means the Company Ordinary Shares and Company Preferred Shares.

“Company Shareholder” means each holder of Company Share Capital immediately prior to the Effective Time.

“Company Shareholder Approval” has the meaning set forth in Section 2.24.

“Company Shareholder Meeting Notice” means the notice of the Company Shareholder Meeting to be sent by the Company in accordance with the Company Charter and ICL.

“Company Shareholders” means the holders of the share capital of the Company immediately prior to the Effective Time.

“Company Trade Secrets” has the meaning set forth in Section 2.9(l).

“Company Voting Agreements” has the meaning set forth in the Recitals.

“Company Warrants” means the warrants listed on Section 2.2 of the Company Disclosure Schedule.

“Confidentiality Agreement” means that certain confidentiality agreement, dated as of December 8, 2018, by and between the Company and Radiant, as amended or modified.

“Contemplated Transactions” means the transactions proposed under this Agreement, including the Merger.

“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, arrangement, understanding, obligation, commitment or instrument that is legally binding, whether written or oral.

“D&O Indemnified Parties” has the meaning set forth in Section 5.6(a).

“Data Privacy and Security Laws” means all applicable Laws relating to privacy, data protection, confidentiality, security, integrity and protection of Personal Information, including federal and state Laws (including but not limited to HIPAA) as well as consumer protection and anti-spam Laws and the EU Data Protection Directive 95/46/EC, the EU General Data Protection Regulation 2016/679, the EU ePrivacy Directive 2002/58/EC as amended by Directive 2009/136/EC, each as amended, the Information Technology Act, 2000, the Israeli Privacy Protection Law, 1981 and related regulations and any applicable Laws, rules and regulations implementing the foregoing.

“DGCL” means the Delaware General Corporation Law.

“DOJ” means U.S. Department of Justice.

“Drop Dead Date” has the meaning set forth in Section 9.1(b).

“Economic Competition Law” has the meaning set forth in Section 3.23(a).

“Effective Time” has the meaning set forth in Section 1.2.

“Employee Program” means (a) all employee benefit plans within the meaning of ERISA Section 3(3), including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(40)), plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) which are not subject to ERISA; (b) all stock option plans, stock purchase plans, bonus or incentive award plans, severance pay policies or agreements, deferred compensation agreements, supplemental income arrangements, vacation plans, and all other written employee benefit plans, agreements, and arrangements not described in (a) above, including without limitation, any arrangement intended to comply with Code Section 120, 125, 127, 129 or 137; and (c) all plans or arrangements providing compensation to employees and non-employee directors. In the case of an Employee Program funded through a trust described in Code Section 401(a) or an organization described in Code Section 501(c)(9), or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle.

“Encumbrance” means any mortgage, deed of trust, pledge, security interest, attachment, hypothecation, lien (statutory or otherwise), charge, right of first offer, right of first refusal, encumbrance, encroachment, servient easement, right of way, deed restriction, adverse claim, reversion, reverter, preferential arrangement or charge of any kind (including, without limitation, any conditional sale or title retention agreement or lease in the nature thereof) or any agreement to file any of the foregoing, any sale of receivables with recourse against either the Company or Radiant, as the case may be, or any subsidiary, shareholder or Affiliate thereof, and any filing or agreement to file any financing statement as debtor under the Uniform Commercial Code or any similar statute.

“Environment” means soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata and ambient air and biota living in or on such media.

“Environmental Laws” means Laws relating to protection of the Environment or the protection of human health as it relates to the Environment, including, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Israeli Hazardous Substances Law, 1993 and regulations promulgated thereunder, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Endangered Species Act and similar foreign, federal, state and local Laws as in effect on the Closing Date.

“Equity Commitment Letter” means the Equity Commitment Letter attached hereto as Exhibit F, by and among Radiant, the Company and the Persons named therein, as amended or modified from time to time, pursuant to which such Persons have agreed to purchase the number of shares of Radiant Common Stock set forth therein in connection with the Radiant Post-Closing Financing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning ascribed thereto in Sections 2.14(h)(ii) and 3.14(i)(ii) hereof, as applicable.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 1.6(a).

“Exchange Fund” has the meaning set forth in Section 1.6(a).

“Exchange Ratio” has the meaning set forth in Section 1.5(a)(i).

“Federal Health Care Program” means Medicare, Medicaid or any other federal or state health program, as defined in 42 U.S.C. § 1320a-7b(f).

“FDA” means the U.S. Food and Drug Administration.

“FDCA” means the Federal Food, Drug and Cosmetic Act of 1938, as amended.

“Financing Consent Letters” means (a) that certain commitment letter dated as of the date hereof by and among the Company, certain Subsidiaries of the Company, Madryn Health Partners, LP, as administrative agent and a lender and Madryn Health Partners (Cayman Master), LP (the “Madryn Financing Consent Letter”) and (b) that certain Consent dated as of the date hereof by and among the Material Subsidiaries and City National Bank of Florida, in each case, as amended, restated, supplemented or modified from time to time.

“Form S-4” has the meaning set forth in Section 5.1(a).

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authority” means any U.S. or foreign, federal, state, or local governmental commission, board, body, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Governmental Grant” means any grant, incentive, subsidy, award, loan, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege provided or made available by or on behalf of or under the authority of any Governmental Authority, including by or on behalf of or under the authority of the OCS or affiliated authorities or programs (including without limitation the Incubator Administration, Tnufa, Nofar, Magnet and Magneton), the Investment Center, the ITA (solely with respect to “benefit” or “approved” enterprise or factory status or similar programs), the State of Israel, and any other bi- or multi-national grant program, framework or foundation (including the BIRD foundation) for research and development, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Authority.

“Hazardous Material” means any pollutant, toxic substance, hazardous waste, hazardous materials, hazardous substances, petroleum or petroleum-containing products as defined in, or listed under, any Environmental Law.

“Health Care Law” means any and all applicable criminal or civil health care Laws, including, and without limitation, the U.S. federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), Stark Law (42 U.S.C. § 1320a-7b(f)), the Israeli Public Health Ordinance – 1940, the Israeli National Insurance Law – 1995, the Israeli National Health Insurance Law – 1994; the Israeli Patients’ Rights Law – 1996, and any other state or federal or foreign Laws that govern activities in the healthcare industry.

“HIPAA” means Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and all implementing regulations.

“ICL” has the meaning set forth in the Recitals.

“IDE” has the meaning set forth in Section 2.12(h).

“Indebtedness” means payment obligations, including any accrued but unpaid interest, fees and other expenses, and including any call premium, prepayment or other penalty or premium or fee due upon repayment thereof, in respect of (a) any indebtedness for borrowed money, (b) any indebtedness evidenced by any note, bond, debenture or other debt security, (c) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise, (d) any commitment by which a Person assures a creditor against loss (including contingent reimbursement liability with respect to letters of credit), (e) any indebtedness guaranteed in any manner by a Person (including guarantees in the form of an agreement to repurchase or reimburse), (f) any liabilities under leases that are considered capital leases by the lessee or would be required to be capitalized under GAAP, (g) all obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction that has been drawn and not paid, (h) any indebtedness of the types described in this definition other than this clause (h) of another Person that is secured by an Encumbrance, (i) any payments, contingent or otherwise, including, but not limited to escrow amounts, holdback amounts or earn-out payments, for which a Person is or may be obligated to pay in connection with acquisitions by such Person and (j) the net termination cost of any interest rate swap, currency or commodity swaps or similar hedging instruments or arrangements,.

“Indemnified Party” has the meaning set forth in Section 4.8(h).

“Intellectual Property” means all right, title, and interest in or relating to intellectual property and know-how, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) patents and patent applications, including all continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof, inventions, discoveries and invention disclosures (whether or not patentable) (collectively, “Patents”); (b) rights in registered and unregistered trademarks, service marks, trade names, trade dress, logos, packaging design, slogans and Internet domain names, and registrations and applications for registration of any of the foregoing, and other source or business identifiers and general intangibles of a like nature whether registered under either the Lanham Act or state law or not registered, including all common law rights thereto (to the extent transferable) and with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Marks”); (c) copyrights in both published and unpublished works, and mask works, including without limitation all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications, and all derivatives, translations, adaptations and combinations of the above (collectively, “Copyrights”); (d) rights in know-how, trade secrets, confidential or proprietary information, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, Beta testing procedures and Beta testing results (collectively, “Trade Secrets”); (e) any and all other intellectual property rights and/or proprietary rights relating to any of the foregoing; and (f) goodwill, franchises, licenses, permits, consents, approvals, and claims of infringement and misappropriation against third parties.

“Interim Options Tax Ruling” has the meaning set forth in Section 5.10(d).

“Investment Center” means the Authority for Investment and Development of Industry and the Economy of the State of Israel (formerly known as the Investment Center) of the Israeli Ministry of Economy and Industry established under the Israel Law for the Encouragement of Capital Investments, 5719-1959.

“IRS” means the Internal Revenue Service of the United States.

“ITA” means the Israeli Tax Authorities.

“IT Systems” means the information and communications technologies used by a Party or any of its Subsidiaries, including hardware, software and networks.

“Key Employee” means each of Dom Serafino, Domenic DiSisto, Domenic Della Penna, Søren Maor Sinay, Bill Kelley, Anna Georgiadis, Yoni Iger, Boris Vaynberg, Glenn Normoyle, Melissa Kang, and Sean Carr.

“Knowledge of Radiant” means the actual knowledge of any of Ryan Rhodes, Mark Hair and Gabriele Zingaretti after due inquiry by each such individual of each such individual’s direct reports.

“Knowledge of the Company” means the actual knowledge of any of Dom Serafino, Domenic DiSisto, or Domenic Della Penna after due inquiry by each such individual of each such individual’s direct reports.

“Law” or “Laws” means any federal, state, local, municipal, foreign (including foreign political subdivisions) and including the laws of the State of Israel, or other law, Order, statute, constitution, principle of common law or equity, resolution, ordinance, code, writ, edict, decree, directive, consent, approval, concession, franchise, permit, rule, regulation, judicial or administrative ruling, franchise, license, judgment, injunction, treaty, convention or other governmental certification, authorization or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons means that such Laws apply to such Person or Persons or its or their business, undertaking, property or security and put into effect by or under the authority of a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or security.

“Legal Proceeding” means any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice by any Person alleging potential liability.

“Liability” has the meaning set forth in Section 2.11.

“Lock-Up Agreement” has the meaning set forth in the Recitals.

“Manufacturing” includes (a) the qualification of suppliers and raw materials; (b) the purchasing, testing, qualification, storage, issuance and use of ingredients, raw materials, and components; (c) the generation of intermediate materials, bulk solutions, assemblies, and finished products; and (d) the testing, release, and distribution of finished products.

“Material Subsidiary” means each of Venus Concept USA Inc. and Venus Concept Canada Corp.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 1.5(a)(i).

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plan” means an employee pension benefit plan or welfare benefit plan described in Section 4001(a)(3) of ERISA.

“NIS” means New Israeli Shekel.

“OCS” means the Israeli National Authority for Technological Innovation or any Person related thereto (including, for example, the Magnet Administration, the Incubator Administration, MATIMOP).

“Options Tax Ruling” has the meaning set forth in Section 5.10(d).

“Ordinance” means the Israeli Income Tax Ordinance New Version, 1961, and the rules and regulations promulgated thereunder.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of, or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any Court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of the Company and Radiant, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Party” or “Parties” means Radiant, Merger Sub and the Company.

“Payor” means any Person that pays or reimburses the Company or its Subsidiaries any amounts for products sold, dispensed or distributed by Company or its Subsidiaries, including all commercial or private payor programs and all programs established and/or maintained by a Governmental Authority.

“Permit” means any franchise, authorization, approval, Order, consent, license, certificate, permit, registration, qualification or other right or privilege.

“Permitted Encumbrances” means (a) statutory Encumbrances for current Taxes or other governmental charges, assessments or levies that are not yet due and payable or liens for Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in, with respect to the Company and its Subsidiaries, the Company Financial Statements and, with respect to Radiant and its Subsidiaries, the Radiant Financial Statements, (b) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Encumbrances arising or incurred in the Ordinary Course of Business, the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of the asset subject to such Encumbrances, (c) liens incurred or deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance or other types of social security; and (d) licenses and other similar rights granted and obligations incurred in the Ordinary Course of

Business that are not material to the operation of the applicable business, (e) Encumbrances and other conditions, easements and reservations of rights, including rights of way, for sewers, electric lines, telegraph and telephone lines and other similar purposes, and affecting the fee title to any real property leased by the Company or its Subsidiaries and being transferred to Radiant or Merger Sub at Closing which are of record as of the date of this Agreement and the existence of which does not, and would not reasonably be expected to, materially impair use and enjoyment of such real property, and (f) with respect to Company Leased Real Property only, Encumbrances (including Indebtedness) encumbering the fee title interested in any Company Leased Real Property which are not attributable to the Company or its Subsidiaries. Notwithstanding the foregoing, any Encumbrances for Indebtedness of the Company or its Subsidiaries as of the Closing will not be a Permitted Encumbrance.

“Person” means any individual, corporation, firm, partnership, joint venture, association, trust, company, Governmental Authority, syndicate, body corporate, unincorporated organization, or other legal entity, or any governmental agency or political subdivision thereof.

“Personal Information” means (a) any information or data that can be used, directly or indirectly, alone or in combination with other information to identify an individual; (b) any other information or data relating to an identified or identifiable natural person (including, without limitation, name, address, telephone number, email address, credit or payment card information, bank account number, financial data or account information, username and password combinations, customer account number, date of birth, government-issued identifier, Social Security number or other identification number, race, ethnic origin/nationality, photograph and mental or physical health or medical information, any persistent identifier that can be used to recognize a user over time and across different websites, or one or more factors specific to the physical, physiological, generic, mental, economic, cultural or social identity of that natural person, and (c) that is otherwise governed, regulated or protected by one or more Data Privacy and Security Laws.

“PHSA” has the meaning set forth in Section 2.12(b).

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Proceeding” has the meaning set forth in Section 5.6(a).

“Product Liability Claim” means a written demand for money or services or injunctive relief reasonably likely to result in litigation or arbitration proceedings or result in a material pre-litigation or pre-arbitration settlement amount, or any civil proceeding or an arbitration proceeding or any appeal therefrom, relating to or resulting from a product defect, personal injury, bodily injury, or death, in each case as a result of the ownership, possession, or proper use of any Radiant Product or Company Product, as applicable.

“Proxy Statement” has the meaning set forth in Section 5.1(a).

“Radiant” has the meaning set forth in the Preamble.

“Radiant Acquisition Proposal” has the meaning set forth in Section 4.5(b)(i).

“Radiant Ancillary Lease Documents” means all subleases, overleases and other ancillary agreements or documents materially pertaining to the tenancy at each such parcel of the Radiant Leased Real Property that materially affect or would reasonably be likely to materially affect the tenancy at any Radiant Leased Real Property.

“Radiant Business” means the business of Radiant and any of its Subsidiaries as currently conducted and currently proposed to be conducted.

“Radiant Bylaws” means the Amended and Restated By-laws of Radiant, as amended and in effect on the date of this Agreement.

“Radiant Capitalization Representation” means the representations and warranties of the Company set forth in Section 3.2(a).

“Radiant Change of Recommendation” has the meaning set forth in Section 4.5(c).

“Radiant Charter” means the Amended and Restated Certificate of Incorporation of Radiant, as amended and in effect on the date of this Agreement.

“Radiant Common Stock” means the common stock, par value $0.0001 per share, of Radiant.

“Radiant Contingent Workers” has the meaning set forth in Section 3.15(b).

“Radiant Contract” means any Contract together with any amendments, waivers or other modifications thereto, to which Radiant or any of its Subsidiaries is a party.

“Radiant Copyrights” has the meaning set forth in Section 3.9(a).

“Radiant Created IP” has the meaning set forth in Section 3.9(j)

“Radiant Disclosure Schedule” has the meaning set forth in Section 3.

“Radiant Employee Programs” has the meaning set forth in Section 3.14(a).

“Radiant Financial Statements” has the meaning set forth in Section 3.5(c).

“Radiant Fundamental Representations” means the representations and warranties of Radiant and Merger Sub set forth in Sections 3.1, 3.3, 3.25 and 3.26.

“Radiant Intellectual Property” means all Intellectual Property owned by Radiant or any of its Subsidiaries or used or held for use by Radiant or any of its Subsidiaries in the Radiant Business or any Radiant Product. Radiant Intellectual Property includes, without limitation, Radiant Products, Radiant Patents, Radiant Trade Secrets, Radiant Marks and Radiant Copyrights.

“Radiant Intervening Event” means a material event, circumstance, change, development or condition (other than a Radiant Acquisition Proposal) that affects the business, assets or operations of Radiant that occurs or arises after the date of this Agreement that (a) did not result from or arise out of the announcement or pendency of, or any actions required to be taken by Radiant (or to be refrained from being taken by Radiant) pursuant to, this Agreement and (b) was not known to, or reasonably foreseeable by, Radiant or the Board of Directors of Radiant as of the date of this Agreement; provided, however, that in no event shall the following events, circumstances, or changes in circumstances, developments or conditions constitute a Radiant Intervening Event: (a) the receipt, existence, or terms of a Radiant Acquisition Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Radiant Acquisition Proposal”; (b) any change in the price, or change in trading volume, of Radiant Common Stock (provided, however, that the exception to this clause or (b) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether a Radiant Intervening Event has occurred).

“Radiant Key Employee” means Mark Hair, Gabriele Zingaretti, Ryan Rhodes, Keith Sullivan, Gwen Drain and Tuan Le.

“Radiant Leased Real Property” means the real property leased, subleased or licensed by Radiant, or any Subsidiary thereof, that is related to or used in connection with the Radiant Business, and the real property leased, subleased or licensed by Radiant or any Subsidiary thereof, in each case, as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by Radiant or any Subsidiary thereof, all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon.

“Radiant Leases” means the lease, license, sublease or other occupancy agreements and all amendments, modifications, supplements, and assignments thereto, together with all exhibits, addenda, riders and other documents constituting a part thereof for each parcel of Radiant Leased Real Property.

“Radiant Licenses-In” has the meaning set forth in Section 3.9(a).

“Radiant Licenses-Out” has the meaning set forth in Section 3.9(a).

“Radiant Lock-Up Agreement” has the meaning set forth in the Recitals.

“Radiant Marks” has the meaning set forth in Section 3.9(a).

“Radiant Material Adverse Effect” means any change, circumstance, condition, development, effect, event, occurrence, result or state of facts that, individually or when taken together with any other such change, circumstance, condition, development, effect, event, occurrence, result or state of facts, has or could reasonably be expected to have a material adverse effect on (a) the business, financial condition, assets, liabilities or results of operations or prospects of Radiant and its Subsidiaries (taken as a whole), except that none of the following shall be taken into account in determining whether there has been a Radiant Material Adverse Effect: (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect Radiant and its Subsidiaries (taken as a whole) in relation to similarly situated companies in the same industry; (ii) changes in or affecting the industries in which Radiant or its Subsidiaries operate to the extent they do not disproportionately affect Radiant and its Subsidiaries (taken as a whole) in relation to similarly situated companies in the same industry; (iii) changes, effects or circumstances resulting from the announcement of this Agreement; (iv) any change in GAAP, applicable accounting principles or applicable Law or the interpretation thereof after the date hereof to the extent they do not disproportionately affect the Company and its Subsidiaries (taken as a whole) in relation to similarly situated companies in the same industry; (v) the commencement or continuation of war, terrorism or hostilities, or natural disasters or political events to the extent they do not disproportionately affect Radiant and its Subsidiaries (taken as a whole) in relation to similarly situated companies in the same industry; (vi) any change in the cash position of Radiant which results from operations in the Ordinary Course of Business; (vii) any failure of Radiant or any of its Subsidiaries to meet internal or published projections, forecasts, revenue or earnings predictions or any change in the price or trading volume of Radiant Common Stock (it being understood, however, that any Effect causing or contributing to any such failure to meet projections, forecasts, revenue, earnings predictions or change in price or trading volume may constitute a Radiant Material Adverse Effect and may be taken into account in determining whether a Radiant Material Adverse Effect has occurred); or (viii) any shareholder litigation or other claims arising from allegations of breach of fiduciary duty relating to this Agreement or (b) the ability of Radiant to consummate the Contemplated Transactions or to perform any of its covenants or obligations under this Agreement in all material respects.

“Radiant Material Contract” has the meaning set forth in Section 3.10.

“Radiant Patents” has the meaning set forth in Section 3.9(a).

“Radiant Permits” means all approvals, clearances, permits, licenses, variances, registrations, exemptions, Orders, consents, certifications, authorizations and approvals from any Radiant Regulatory Agency.

“Radiant Post-Closing Financing” means an acquisition of Radiant Common Stock to be consummated immediately following the Closing pursuant to the Equity Commitment Letter with aggregate gross proceeds to Radiant as set forth therein.

“Radiant Preferred Stock” means the preferred stock, par value $0.0001 per share, of Radiant.

“Radiant Products” means the products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of Radiant or any of its Subsidiaries and all products or services currently under development by Radiant or any of its Subsidiaries.

“Radiant Qualified Bidder” has the meaning set forth in Section 4.5(a).

“Radiant Recommendation” has the meaning set forth in Section 5.2(b).

“Radiant Regulatory Agency” means the FDA and any other Governmental Authority that is concerned with the quality, identity, strength, purity, safety, efficacy, Manufacturing, supply or distribution of any of the Radiant Products necessary for the lawful operating of the businesses of Radiant and each of its Subsidiaries as currently conducted.

“Radiant SEC Reports” has the meaning set forth in Section 3.5(a).

“Radiant Shareholder Approval” has the meaning set forth in Section 3.25.

“Radiant Shareholder Meeting” has the meaning set forth in Section 5.2(b).

“Radiant Shareholder Proposals” has the meaning set forth in Section 5.2(b).

“Radiant Shareholders” means the holders of the capital stock of Radiant immediately prior to the Effective Time.

“Radiant Stock Option Plans” means the Radiant 2005 Stock Plan, Radiant 2015 Equity Incentive Plan and Radiant 2017 Incentive Award Plan and Non-Employee Director Compensation Program, each as amended from time to time.

“Radiant Stock Options” means options to purchase Radiant Common Stock issued under any of the Radiant Stock Option Plans.

“Radiant Superior Offer” has the meaning set forth in Section 4.5(b)(ii).

“Radiant Trade Secrets” has the meaning set forth in Section 3.9(l).

“Radiant Voting Agreements” has the meaning set forth in the Recitals.

“Radiant Warrants” means the warrants listed on Section 3.2(d)of the Radiant Disclosure Schedule.

“Reed Smith” means Reed Smith LLP.

“Registration Statement” has the meaning set forth in Section 5.1.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping or emptying of a Hazardous Material into the Environment.

“Representatives” means the directors, officers, employees, Affiliates, investment bankers, financial advisors, attorneys, accountants, brokers, finders or representatives of the Company, Merger Sub, Radiant or any of their respective Subsidiaries, as the case may be.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsequent Transaction” means any Radiant Acquisition Proposal (with all references to twenty-five percent (25%) in the definition of Radiant Acquisition Proposal being treated as references to 50% for these purposes).

“Subsidiary” or “Subsidiaries” means, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other Subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, more than 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Surviving Company” has the meaning set forth in Section 1.1.

“Tax” or “Taxes” means any and all taxes, including, without limitation, taxes based upon or measured by income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security (or similar), unemployment, disability, occupation, premium, windfall, use, service, service use, license, net worth, payroll, pension, franchise, severance, customs, transfer, capital stock and recording taxes and governmental charges in the nature of a tax, imposed by the IRS, the ITA or any other Taxing Authority (whether U.S. or non-U.S. including, without limitation, any U.S. or non-U.S. federal, state, county, local government or any subdivision or taxing agency thereof (including a United States or Israeli possession)), whether computed on a separate, consolidated, unitary, combined, or any other basis; and such term shall include any interest, fines, penalties, inflation linkage differentials or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, whether disputed or not.

“Tax Return” means any report, return, document, declaration, election, schedule or other information or filing, or any amendment thereto, required to be supplied to any Taxing Authority or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, information returns and any documents with respect to or accompanying payments of estimated Taxes or requests for the extension of time in which to file any such report, return, document, declaration, other information or filing, or any amendment thereto.

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax.

“Termination Fee” has the meaning set forth in Section 9.3(b).

“Third Party Intellectual Property” has the meaning set forth in Section 2.6(g).

“Transfer Taxes” has the meaning set forth in Section 5.10(c).

“Untitled Letter” means an official correspondence sent by the FDA to an individual or firm that is intended to cite regulatory violations that may not meet the threshold of regulatory significance to warrant a Warning Letter or request correction of the violations, and does not include a statement that warns the individual or firm that failure to promptly correct the violation may result in enforcement action.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions (including electronic mail) regarding Tax withholding, issued by the ITA in customary form and substance reasonably satisfactory to Radiant, that is applicable to the payments to be made to any Company Shareholder, holder of Company Options and/or holder of Company Warrants pursuant to this Agreement stating that no withholding, or reduced withholding rate, of any Israeli Tax is required with respect to such payment or any providing other instructions regarding such payment or withholding tax or providing other instructions regarding such payment or withholding tax (including the transfer of the withholding Tax amount to a trustee).

“Voting Agreements” has the meaning set forth in the Recitals.

“WARN Act” has the meaning set forth in Section 2.15(b).

“Warning Letter” means an official FDA correspondence notifying a firm or individual that FDA considers such firm or individual to be in violation of the FDCA, its implementing regulations, or other federal statutes, and is issued for violations of regulatory significance (i.e., violations that may lead to an FDA enforcement action if the documented violations are not promptly and adequately corrected) to allow such firm or individual to take voluntary corrective action.

“Warranty Claim” means a written demand for money or services reasonably likely to result in litigation or arbitration proceedings or result in a material pre-litigation or pre-arbitration settlement amount, or any civil proceeding or an arbitration proceeding or any appeal therefrom, relating to or resulting from a breach of warranty or guaranty.

“Withholding Tax Ruling” has the meaning set forth in Section 5.10(b).

Annex B

March 15, 2019

Restoration Robotics, Inc.

128 Baytech Drive

San Jose, CA 95134

Venus Concept Ltd.

255 Consumers Road, Suite 110

Toronto, ON M2J 1R4

Canada

Re:	Equity Commitment

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger and Reorganization, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”), by and among Restoration Robotics, Inc., a Delaware corporation (“Parent”), Radiant Merger Sub, Ltd., a company organized under the laws of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), and Venus Concept Ltd., a company organized under the laws of Israel (the “Company”), pursuant to which Merger Sub will merge with and into the Company, and the Company will become a wholly-owned subsidiary of the Parent (the “Merger”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement. The parties listed on Schedule A attached hereto are collectively referred to herein as the “Initial Investors” and together with any Investor Assignee (as defined below), the “Investors”. Schedule A attached hereto shall be deemed to be amended to include any assignee of any Initial Investor permitted by the sixth paragraph of this Letter Agreement (an “Investor Assignee” and such Investor Assignee shall be an Investor hereunder). This letter agreement (this “Letter Agreement”) is being delivered to Parent and the Company in connection with the execution of the Merger Agreement by Parent and the Company. The obligations, covenants, representations and warranties of the Investors hereunder shall in all respects be several and not joint.

This Letter Agreement confirms the irrevocable several and not joint commitment of each Initial Investor, subject to the conditions set forth herein, to purchase, or cause an Investor Assignee permitted by the sixth paragraph of this Letter Agreement to purchase, shares of common stock of Parent, $0.0001 par value per share (“Parent Common Stock”), immediately following the Effective Time for their Pro Rata Percentage (as defined below) of an aggregate purchase price equal to $21.0 million (collectively, the “Total Equity Commitment”), provided, and notwithstanding anything to the contrary provided in this Letter Agreement, that (i) the Initial Investors shall not under any circumstances, be obligated to commit or invest in the aggregate (directly or indirectly, as applicable) more than the Total Equity Commitment, (ii) each Initial Investor shall not, under any circumstances, be obligated to commit or invest on an individual basis, more than the amount specified in the column titled “Maximum Committed Investment” set forth opposite such Initial Investor’s name on Schedule A and (iii) the obligation of each Initial Investor to fund its Maximum Committed Investment shall be reduced on a dollar-for-dollar basis by any amounts actually paid to Parent for purchases of Parent Common Stock by an Investor Assignee or transferee of such Initial Investor permitted under this Letter Agreement. Each Initial Investor hereby commits to purchase, or cause an Investor Assignee permitted by the sixth paragraph of this Letter Agreement to purchase, that number of shares of Parent Common Stock calculated by taking an amount equal to (x) its Pro Rata Percentage (as defined below), multiplied by (y) the Total Equity Commitment, divided by (z) the Purchase Price (as defined below). The “Pro Rata Percentage,” as to each Initial Investor, means the percentage set forth opposite such Initial Investor’s name on Schedule A. “Purchase Price” means a 5% discount to the trailing 30-day volume weighted average price of the Parent Common Stock on the Nasdaq market as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:02 p.m. (New

York City time), a “Trading Day”)) on the Trading Day immediately prior to the public announcement by the Company and the Parent of the execution of the Merger Agreement, provided that in no event shall the Purchase Price of the Parent Common Stock be lower than $0.70 per share or higher than $0.85 per share. Without limiting the other provisions of this Letter Agreement, if at any time during the period between the date of this Letter Agreement and the Equity Closing, any change in the number or type of outstanding shares of Parent Common Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period (in each case, other than the Merger), the Purchase Price and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Letter Agreement prior to such event.

Each Initial Investor, subject to the conditions set forth herein, shall have the option (the “Purchase Option”) exercisable, in whole or in part, in its sole discretion, to purchase, or cause an Investor Assignee permitted by the sixth paragraph of this Letter Agreement to purchase, additional shares of Parent Common Stock at the Equity Closing (as defined below) for its Pro Rata Percentage of an aggregate purchase price equal to $20.0 million (collectively, the “Total Optional Amount”), provided, and notwithstanding anything to the contrary provided in this Letter Agreement, that (i) the Initial Investors shall under no circumstances be obligated to purchase or invest in the aggregate (directly or indirectly, as applicable) any portion of the Total Optional Amount, and (ii) no Initial Investor that exercises its Purchase Option shall, under any circumstances, be obligated to invest on an individual basis, more than the amount specified in the column titled “Maximum Optional Investment” set forth opposite such Initial Investor’s name on Schedule A. The maximum number of additional shares of Parent Common Stock subject to each Initial Investor’s Purchase Option shall be calculated by taking an amount equal to (x) its Pro Rata Percentage multiplied by (y) the Total Optional Amount, divided by (z) the Purchase Price. If any Initial Investor desires to exercise its Purchase Option, the Initial Investor shall deliver to the Parent a written notice (the “Exercise Notice”) no later than two (2) Business Days prior to the Equity Closing, which written notice shall specify the number of additional shares of Parent Common Stock the Initial Investor intends to purchase and the Initial Investor’s aggregate price for such shares. Each Initial Investor may assign, in whole or in part, its Pro Rata Percentage of its Purchase Option in accordance with the sixth paragraph of this Letter Agreement.

Each Initial Investor’s (including any Investor Assignee’s under paragraph 2 hereof) obligation to fund its Pro Rata Percentage of the Total Equity Commitment and each Initial Investor’s (including any Investor Assignee’s) obligation to fund its Pro Rata Percentage of the Total Optional Amount pursuant its exercise of its Purchase Option as set forth in its Exercise Notice) in each case is subject to and conditioned upon the execution and delivery of the Merger Agreement by the parties signatory thereto, and each of the following having occurred (and in no other circumstances, regardless of the legal theory advanced, shall any Investor have any obligation to fund, or any liability with respect to, all or any portion of such Investor’s Pro Rata Percentage): (i) the satisfaction of all conditions to Closing under the Merger Agreement and the occurrence of the Closing in accordance with the terms of the Merger Agreement, (ii) the execution of the Equity Purchase Documents by Parent and such Investor in a form mutually acceptable to the parties thereto and (iii) the satisfaction and performance by Parent of the terms of this Letter Agreement.

The Parent shall use the proceeds from the Total Equity Commitment hereunder in its sole discretion, as directed by Parent’s Board of Directors, and without any limitation or condition whatsoever from the Investors.

Each of the Initial Investor’s equity commitment hereunder may not be assigned, except each of the Initial Investors may assign (1) all or a portion of its obligation to fund its Pro Rata Percentage of the Total Equity Commitment and/or (2) all or a portion of its Pro Rata Percentage of the Total Optional Amount, in each case to: (a) any other Initial Investor, (b) any of its Affiliates, including any investment funds or other entities under common control or management with such Initial Investor, and (c) with the prior written consent of the Company and Initial Investors representing a majority in interest of the Total Equity Commitment, to any additional equity co-investor.

This Letter Agreement shall be binding solely on, and inure solely to the benefit of, each of the undersigned and their respective successors and permitted assigns, and nothing set forth in this Letter Agreement shall be construed to confer upon or give to any person other than each of the undersigned and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Parent or the Company to enforce, the equity commitment or any provisions of this Letter Agreement.

The Parent and each of the Initial Investors (including any Investor Assignee) hereby covenants to enter into a securities purchase agreement with Parent and a registration rights agreement with Parent, each of which will include customary terms for such agreements used in an equity financing, and such other agreements as may be reasonably requested by Parent in connection therewith (the “Equity Purchase Documents”), which shall set forth (i) the terms on which such Initial Investor (including any Investor Assignee) shall purchase that number of the shares of Parent Common Stock equal to (x) its Pro Rata Percentage, multiplied by (y) the Total Equity Commitment hereunder, and divided by (z) the Purchase Price, and, if such Initial Investor exercises its Purchase Option, that number of shares specified in its Exercise Notice equal to (x) its Pro Rata Percentage, multiplied by (y) the Total Optional Amount hereunder, and divided by (z) the Purchase Price, (ii) certain registration rights with respect to such shares of common stock under the Securities Act (which shall include, without limitation, Parent’s obligation to (A) use its best efforts to file a registration statement with the SEC with respect to the resale of the shares of the Parent Common Stock sold pursuant to this Letter Agreement promptly following the closing date under the Equity Purchase Documents; (B) use its reasonable best efforts to have the registration statement declared effective by the SEC as soon as possible after the initial filing, and in any event no later than 75 days after the Equity Closing; and (C) keep such registration statement effective until all registrable securities thereunder may be sold pursuant to Rule 144 under the Securities Act, without the need for current public information or any other restriction, including volume limitations and manner of sale requirements), subject to customary suspension periods not exceed 30 consecutive days once during any 12-month period, and (iii) other customary terms and conditions, each of which shall be on terms reasonably consistent with similar agreements by public companies similarly situated with Parent.

Notwithstanding anything to the contrary herein, the Initial Investors (including each Investor Assignee) understand and agree that the Equity Purchase Documents shall provide for: (a) the sale of Parent Common Stock and no other equity instrument at a price equal to the per share Purchase Price whether purchased as part of the Total Equity Commitment or such Initial Investor’s exercise of its Purchase Option; (b) the issuance of the Parent Common Stock as a private placement exempt from registration under Section 4(2) and Regulation D under the Securities Act, and that such exemption shall rely, in part, on the representations and warranties of the Investors to be included in the Equity Purchase Documents, (c) the closing of the sale of the Parent Common Stock occurring immediately following the Effective Time of the Merger (the “Equity Closing”); and (d) no representations and warranties of Parent other than fundamental representations and warranties (including with respect to capitalization, the issued shares and Parent SEC Reports).

The parties hereto agree that irreparable damage would occur if any provision of this Letter Agreement were not performed in accordance with the terms hereof and that the Parent, the Company or the Initial Investors, as the case may be, shall be entitled to an injunction or injunctions to prevent breaches of this Letter Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity. The parties hereto hereby agree not to raise any objections to the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Letter Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Investors under this Letter Agreement. For the avoidance of doubt, notwithstanding anything to the contrary provided in this Letter Agreement, Parent and the Company shall be permitted to enforce each Investor’s obligation under this Letter Agreement to fund its Pro Rata Percentage of the Total Equity Commitment if but only if a Final Order shall have been obtained awarding specific performance or other equitable remedy to specifically enforce the obligations of such Investor hereunder; provided, that in such case, no Initial Investor shall be required to fund any amounts in excess of its Maximum

Committed Investment. As used herein, “Final Order” shall mean a final order or judgment of a court of competent jurisdiction which has been finally affirmed by the highest court before which such appeal has been sought (with any required appeal bond or deposit having been posted), or has become final by lapse of time, or is not otherwise subject to appeal.

Notwithstanding anything that may be expressed or implied in this Letter Agreement or any document or instrument delivered in connection herewith, and notwithstanding any equitable, common law or statutory right or claim that may be available, and notwithstanding the fact that any Initial Investor (and any Investor Assignee) may be a partnership or limited liability company, by its acceptance of the benefits of this Letter Agreement, Parent and the Company acknowledge and agree, on behalf of itself and its Affiliates, that no Person other than the Initial Investors (and any Investor Assignee) have any liabilities, obligations or commitments of any nature (whether known or unknown, whether due or to become due, absolute, contingent or otherwise) hereunder, and that neither the Parent or the Company has any right of recovery under this Letter Agreement or under any document or instrument delivered in connection herewith, or any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, this Letter Agreement, the transactions contemplated hereby or in respect of any oral representation made or alleged to be made in connection herewith, against, and no personal liability whatsoever shall attach to, be imposed upon, or otherwise be incurred by any former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interests, controlling persons, incorporators, directors, officers, employees, agents, attorneys, members, managers, management companies, portfolio companies, general or limited partners, stockholders, representatives, assignees or Affiliates of any Initial Investor (and any Investor Assignee) (collectively, but not including Parent, the Company or Merger Sub, the “Non-Recourse Parties”), through Parent, the Company or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent or the Company against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or law, or otherwise. Recourse against the Initial Investors (and any Investor Assignee) under and pursuant to the terms of this Letter Agreement, subject to the limitations contained herein, shall be the sole and exclusive remedy of Parent, the Company and all of their respective Affiliates against the Initial Investors (and any Investor Assignee) and the Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, including by piercing of the corporate, limited partnership or limited liability company veil or by a claim by or on behalf of Parent or the Company. In furtherance of the foregoing, to the maximum extent explicitly permitted under applicable law, Parent and the Company hereby waive, releases and disclaims any and all claims against all Non-Recourse Parties in connection with this Letter Agreement, the Merger Agreement, and the transactions contemplated hereby and thereby.

Each of the Investors (including any Investor Assignee) represents and warrants that: (i) it has the requisite power, capacity and authority to execute and deliver this Letter Agreement and to fulfill and perform its obligations hereunder; (ii) this Letter Agreement has been duly and, validly executed and delivered by the Investor and constitutes a legal, valid and binding agreement of the Investor and is enforceable in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally and general equitable principles whether considered in a proceeding in law or in equity); (iii) the execution, delivery and performance of this Letter Agreement by the Investor has been duly and validly authorized and approved by all necessary corporate, limited partnership or similar action by such party; (iv) the Investor has available, unrestricted cash (or the unrestricted right (subject only to the giving of any required notices) to obtain from its investors the funds necessary) sufficient to pay and perform in full its obligations under this Letter Agreement; (v) all funds necessary for the Investor to fulfill its obligations under this Letter Agreement shall be available to the Investor for so long as this Letter Agreement shall remain in effect; (vi) the Investor has received and reviewed (or has had sufficient opportunity to review) the Merger Agreement and this Letter Agreement with independent legal, accounting and financial advisors regarding the Investor’s rights and obligations and the Investor fully understands the terms and conditions contained, and the transactions provided for, herein and therein; and (vii) the Investor understands that the issuance of the shares of Parent Common Stock pursuant to the Equity Purchase Documents will be a private placement exempt from registration under Section 4(2) and Regulation D under the Securities Act and that such exemption shall rely, in part, on the representations and warranties of the Investors included in the paragraph below and to be included in the Equity Purchase Documents.

Each Investor (including any Investor Assignee) further acknowledges and represents that the shares of Parent Common Stock issued pursuant to the Equity Purchase Documents will be “restricted securities” and will not, at the time of issuance, have been registered under the Securities Act or any applicable state securities law and is acquiring such shares as principal for its own account and not with a view to, or for distributing or reselling such shares or any part thereof in violation of the Securities Act or any applicable state securities laws, provided, however, that by making the representations herein, such Investor does not agree to hold any of the shares of Parent Common Stock for any minimum period of time and reserves the right, subject to the provisions of the Equity Purchase Documents and any lock-up agreement executed in connection with the Merger Agreement, at all times to sell or otherwise dispose of all or any part of such shares pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. Such Investor will acquire the shares thereunder in the ordinary course of its business. Such Investor does not presently have any agreement, plan or understanding, directly or indirectly, with any Person to distribute or effect any distribution of any of the shares (or any securities which are derivatives thereof) to or through any person or entity; such Investor is not a registered broker-dealer under Section 15 of the Exchange Act or an entity engaged in a business that would require it to be so registered as a broker-dealer. Such Investor is, at the date hereof, an “accredited investor” as defined in Rule 501(a) under the Securities Act. Such Investor will not be purchasing the shares as a result of any advertisement, article, notice or other communication regarding the shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general advertisement. Such Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the shares, and has evaluated the merits and risks of such investment. Such Investor is able to bear the economic risk of an investment in the shares and, at the present time, is able to afford a complete loss of such investment. Such Investor acknowledges that it has reviewed publicly available documents and other materials relating to the Company and Parent and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company and Parent concerning the terms and conditions of the offering of the shares hereunder and the merits and risks of investing in the shares; (ii) access to information about the Company, Parent and their subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company and Parent possess or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Such Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its commitment to acquire the shares.

Parent and the Company may, on or after the date hereof, issue a press release disclosing the material terms of the transactions contemplated by this Letter Agreement and may, on or after the date hereof file a Current Report on Form 8-K describing the terms of this Letter Agreement and including the press release and a copy of this Letter Agreement, as exhibits thereto, with the SEC.

EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LETTER AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

NOTWITHSTANDING ANY OTHER TERM OR CONDITION OF THIS LETTER AGREEMENT, (A) UNDER NO CIRCUMSTANCES MAY ANY PERSON BUT THE INVESTORS, PARENT OR THE COMPANY BRING ANY ACTION UNDER THIS LETTER AGREEMENT, AND (B) NO INVESTOR SHALL HAVE ANY LIABILITY WITH RESPECT TO ANY LOSS, DEFICIENCY, LIABILITY,

OBLIGATION, SUIT, ACTION, CLAIM, DAMAGE, COST OR EXPENSE (INCLUDING COURT COSTS, AMOUNTS PAID IN SETTLEMENT, JUDGMENTS, OUT OF POCKET ATTORNEYS’ FEES OR OTHER OUT-OF-POCKET COSTS AND EXPENSES, INCLUDING INTEREST AND PENALTIES, COSTS AND EXPENSES FOR INVESTIGATING, DEFENDING AND ENFORCING ITS RIGHTS) INCURRED BY THE COMPANY, PARENT OR ANY OF THEIR EQUITYHOLDERS IN CONNECTION WITH ANY BREACH BY ANY INVESTOR THE COMPANY OR PARENT OF THEIR RESPECTIVE OBLIGATIONS CONTAINED IN THE MERGER AGREEMENT OR ANY BREACH BY ANY INVESTOR OF THIS LETTER AGREEMENT, WHETHER ON ACCOUNT OF ANY CLAIM OF ACTUAL, SPECIAL, INDIRECT, CONSEQUENTIAL OR ANY OTHER FORM OF DAMAGES OR OTHERWISE, IF PARENT OR THE COMPANY SEEKS AND IS GRANTED SPECIFIC PERFORMANCE OF ANY INVESTOR’S OBLIGATION TO PROVIDE ITS PRO RATA PERCENTAGE SUBJECT TO THIS LETTER AGREEMENT, WHICH SHALL NOT EXCEED THE MAXIMUM COMMITTED INVESTMENT OF SUCH INVESTOR.

This Letter Agreement may not be amended or otherwise modified without the prior written consent of Parent, the Company and Initial Investors representing a majority in interest of the Total Equity Commitment.

The obligation of each Initial Investor to fund its Pro Rata Percentage and all obligations of such Initial Investor (including any Investor Assignee) hereunder will automatically terminate and cease to be of any further force or effect upon the earliest to occur of (a) the funding by such Investor of its Pro Rata Percentage, including the funding of such Investor’s Purchase Option to the extent exercised, in accordance with this Letter Agreement or (b) the termination of the Merger Agreement in accordance with its terms. Notwithstanding anything to the contrary provided in this Letter Agreement, in the event that Parent, the Company, their respective successors or assigns, or any of their respective Affiliates, stakeholders or representatives asserts in any claim, litigation or other proceeding (1) that any provision of this Letter Agreement limiting the liability or obligation of any Investor or any of the Non-Recourse Parties is illegal, invalid or unenforceable in whole or in part or that any Investor or any of the Non-Recourse Parties are liable in excess of or to a greater extent than as expressly specified herein or (2) any theory of liability against any Investor or any of the Non-Recourse Parties with respect to the transactions contemplated by the Merger Agreement other than the Permitted Assertions (as defined below), then (x) the Pro Rata Percentage of such Investor under this Letter Agreement shall terminate ab initio and shall thereupon be null and void, (y) if any Investor shall have previously made any payments under this Letter Agreement, such Investor shall be entitled to recover and retain any and all such payments and (z) no Investor nor any Non-Recourse Party shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), to Parent or the Company or any other Person or entity in any way under or in connection with this Letter Agreement, the Merger Agreement or any other agreement or instrument delivered in connection herewith or therewith, or the transactions contemplated hereby or thereby. As used herein, “Permitted Assertions” shall mean any claim against an Investor seeking solely specific performance of such Investor’s obligation to provide its Pro Rata Percentage contemplated by this Letter Agreement, subject to the limitations set forth herein.

The Equity Closing under this Letter Agreement shall constitute a “Qualified Financing” for purposes of those certain convertible promissory notes issued by Parent in the aggregate principal amount of $5.0 million on February 28, 2019.

This Letter Agreement may be executed in counterparts. This Letter Agreement and any related dispute shall be governed by, and construed and interpreted in accordance with the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. Each of the parties hereto hereby (a) irrevocably submit to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in the event that any dispute arises out of this Letter Agreement or any of the transactions contemplated by this Letter Agreement, (b) agree that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (c) agree that it will not bring any action relating to this Letter Agreement or any of the transactions contemplated by this Letter Agreement in any court other than the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware.)

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

Very truly yours,

[INVESTORS]

By:
Name:
Title:

Accepted and Agreed to as of the date first above written.

VENUS CONCEPT LTD.

By:
Name:
Title:

RESTORATION ROBOTICS, INC.

By:
Name:
Title:

Annex C

RESTORATION ROBOTICS, INC.

2019 INCENTIVE AWARD PLAN

ARTICLE 1.

PURPOSE

This 2019 Incentive Award Plan was originally established under the name Restoration Robotics, Inc. 2017 Incentive Award Plan and most recently adopted by the Company’s Board of Directors on September 12, 2017, and approved by the Company’s stockholders on September 14, 2017. The 2017 Incentive Award Plan hereby is amended, restated, and renamed as set forth herein, effective upon and subject to the approval of the Company’s stockholders. The purpose of the Restoration Robotics, Inc. 2019 Incentive Award Plan (as it may be amended or restated from time to time, the “Plan”) is to promote the success and enhance the value of Restoration Robotics, Inc. (the “Company”) by linking the individual interests of the members of the Board, Employees, and Consultants to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

ARTICLE 2.

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1    “Administrator” shall mean the entity that conducts the general administration of the Plan as provided in Article 13. With reference to the duties of the Committee under the Plan which have been delegated to one or more persons pursuant to Section 13.6, or as to which the Board has assumed, the term “Administrator” shall refer to such person(s) unless the Committee or the Board has revoked such delegation or the Board has terminated the assumption of such duties.

2.2    “Applicable Accounting Standards” shall mean Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards or such other accounting principles or standards as may apply to the Company’s financial statements under United States federal securities laws from time to time.

2.3    “Applicable Law” shall mean any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, local or foreign; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

2.4    “Award” shall mean an Option, a Stock Appreciation Right, a Restricted Stock award, a Restricted Stock Unit award, a Performance Stock award, a Performance Unit award, an Other Stock or Cash Based Award or a Dividend Equivalent award, which may be awarded or granted under the Plan.

2.5    “Award Agreement” shall mean any written notice, agreement, terms and conditions, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine consistent with the Plan.

2.6    “Board” shall mean the Board of Directors of the Company.

2.7    “Cause” with respect to a Holder shall mean “Cause” (or any term of similar effect) as defined in such Holder’s employment agreement with the Company if such an agreement exists and contains a definition of Cause (or term of similar effect), or, if no such agreement exists or such agreement does not contain a definition of Cause (or term of similar effect), then Cause shall include, but not be limited to: (i) the Holder’s willful failure substantially to perform his or her duties and responsibilities to the Company or deliberate violation of a Company policy; (ii) the Holder’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (iii) unauthorized use or disclosure by the Holder of any proprietary information or trade secrets of the Company or any other party to whom the Holder owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) the Holder’s willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Holder is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Holder. The foregoing definition does not in any way limit the Company’s ability to terminate a Holder’s employment or consulting relationship at any time as provided in the Plan, and the term “Company” will be interpreted to include any subsidiary, parent or affiliate, as appropriate.

2.8    “Change in Control” shall mean and includes each of the following, unless provided otherwise in a Holder’s applicable Award Agreement:

(a)    A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) directly or indirectly acquires beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition by the Company or any of its Subsidiaries; (ii) any acquisition by an employee benefit plan maintained by the Company or any of its Subsidiaries, (iii) any acquisition which complies with Sections 2.8(c)(i), 2.8(c)(ii) and 2.8(c)(iii); or (iv) in respect of an Award held by a particular Holder, any acquisition by the Holder or any group of persons including the Holder (or any entity controlled by the Holder or any group of persons including the Holder); or

(b)    The Incumbent Directors cease for any reason to constitute a majority of the Board; or

(c)    The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i)    which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and

(ii)    after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.8(c)(ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; and

(iii)    after which at least a majority of the members of the board of directors (or the analogous governing body) of the Successor Entity were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such transaction; or

(d)    The date which is 10 business days prior to the completion of a liquidation or dissolution of the Company.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b), (c) or (d) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Administrator shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

2.9    “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, together with the regulations and official guidance promulgated thereunder, whether issued prior or subsequent to the grant of any Award.

2.10    “Committee” shall mean the Compensation Committee of the Board, or another committee or subcommittee of the Board or the Compensation Committee of the Board described in Article 13 hereof.

2.11    “Common Stock” shall mean the common stock of the Company, par value $0.0001 per share.

2.12    “Company” shall have the meaning set forth in Article 1.

2.13    “Consultant” shall mean any consultant or adviser engaged to provide services to the Company or any Subsidiary who qualifies as a consultant or advisor under the applicable rules of the Securities and Exchange Commission for registration of shares on a Form S-8 Registration Statement.

2.14    “Director” shall mean a member of the Board, as constituted from time to time.

2.15    “Director Limit” shall have the meaning set forth in Section 4.6.

2.16    “Dividend Equivalent” shall mean a right to receive the equivalent value (in cash or Shares) of dividends paid on Shares, awarded under Section 11.2.

2.17    “DRO” shall mean a “domestic relations order” as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.

2.18    “Effective Date” shall be                 , 2019, provided that the adoption of the Plan by the Board is approved by a majority of the votes cast at a duly held meeting of stockholders held on or prior to                 , 2020 at which a quorum representing a majority of the outstanding voting stock of the Company is, either in person or by proxy, present and voting.

2.19    “Eligible Individual” shall mean any person who is an Employee, a Consultant or a Non-Employee Director, as determined by the Administrator.

2.20    “Employee” shall mean any officer or other employee (as determined in accordance with Section 3401(c) of the Code and the Treasury Regulations thereunder) of the Company or of any Subsidiary.

2.21    “Equity Restructuring” shall mean a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the share price of Common Stock (or other securities) and causes a change in the per-share value of the Common Stock underlying outstanding Awards.

2.22    “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.

2.23    “Fair Market Value” shall mean, as of any given date, the value of a Share determined as follows:

(a)    If the Common Stock is (i) listed on any established securities exchange (such as the New York Stock Exchange, the NASDAQ Capital Market, the NASDAQ Global Market and the NASDAQ Global Select Market), (ii) listed on any national market system or (iii) quoted or traded on any automated quotation system, its Fair Market Value shall be the closing sales price for a Share as quoted on such exchange or system for such date or, if there is no closing sales price for a Share on the date in question, the closing sales price for a Share on the last preceding date for which such quotation exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b)    If the Common Stock is not listed on an established securities exchange, national market system or automated quotation system, but the Common Stock is regularly quoted by a recognized securities dealer, its Fair Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a Share on such date, the high bid and low asked prices for a Share on the last preceding date for which such information exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c)    If the Common Stock is neither listed on an established securities exchange, national market system or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in good faith.

2.24     “Good Reason,” with respect to a Holder, shall mean “Good Reason” (or any term of similar effect) as defined in such Holder’s applicable Award Agreement or written employment or other agreement between a Holder and the Company or, if no such agreement exists or such agreement does not contain a definition of “Good Reason” (or term of similar effect), then “Good Reason” shall mean, without the Holder’s prior written consent, (I) a material reduction of the Holder’s base salary; provided, however, that a material reduction in the Holder’s base salary pursuant to a salary reduction program affecting all or substantially all of the employees of the Company and that does not adversely affect Holder to a greater extent than other similarly situated employees shall not constitute Good Reason; or (II) the Holder being required to relocate the Holder’s primary work location to a facility or location that would increase the Holder’s one way commute distance by more than thirty-five (35) miles from the Holder’s primary work location as of immediately prior to such change. Notwithstanding the foregoing, a Holder’s Termination of Service shall not constitute a termination for “Good Reason” as a result of any event described in the preceding sentence unless (A) the Holder provides written notice outlining such conditions, acts or omissions to the Company within thirty (30) days after the first occurrence of such event, (B) to the extent correctable, the Company fails to remedy such circumstance or event within thirty (30) days following the Company’s receipt of such written notice and (C) the effective date of the Holder’s resignation for “Good Reason” is not later than thirty (30) days after the expiration of the Company’s cure period.

2.25    “Greater Than 10% Stockholder” shall mean an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary corporation (as defined in Section 424(f) of the Code) or parent corporation thereof (as defined in Section 424(e) of the Code).

2.26    “Holder” shall mean a person who has been granted an Award.

2.27    “Incentive Stock Option” shall mean an Option that is intended to qualify as an incentive stock option and conforms to the applicable provisions of Section 422 of the Code.

2.28    “Incumbent Directors” shall mean for any period of 12 consecutive months, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.8(a) or 2.8(c)) whose election or nomination for election to the Board was approved by a vote of at least a majority (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) of the Directors then still in office who either were Directors at the beginning of the 12-month period or whose election or nomination for election was previously so approved. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

2.29    “Non-Employee Director” shall mean a Director of the Company who is not an Employee.

2.30    “Non-Employee Director Equity Compensation Policy” shall have the meaning set forth in Section 4.6.

2.31    “Non-Qualified Stock Option” shall mean an Option that is not an Incentive Stock Option or which is designated as an Incentive Stock Option but does not meet the applicable requirements of Section 422 of the Code.

2.32    “Option” shall mean a right to purchase Shares at a specified exercise price, granted under Article 5. An Option shall be either a Non-Qualified Stock Option or an Incentive Stock Option; provided, however, that Options granted to Non-Employee Directors and Consultants shall only be Non-Qualified Stock Options.

2.33    “Option Term” shall have the meaning set forth in Section 5.4.

2.34    “Organizational Documents” shall mean, collectively, (a) the Company’s articles of incorporation, certificate of incorporation, bylaws or other similar organizational documents relating to the creation and governance of the Company, and (b) the Committee’s charter or other similar organizational documentation relating to the creation and governance of the Committee.

2.35    “Other Stock or Cash Based Award” shall mean a cash payment, cash bonus award, stock payment, stock bonus award, performance award or incentive award that is paid in cash, Shares or a combination of both, awarded under Section 11.1.

2.36    “Performance Criteria” shall mean the criteria (and adjustments) that the Administrator selects for an Award for purposes of establishing the Performance Goal or Performance Goals for a Performance Period, determined as follows:

(a)    The Performance Criteria that shall be used to establish Performance Goals are as follows: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (ii) gross or net sales or revenue or sales or revenue growth; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit (either before or after taxes); (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital (or invested capital) and cost of capital; (ix) return on stockholders’ equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs, reductions in costs and cost control measures; (xiv) expenses; (xv) working capital; (xvi) earnings or loss per share; (xvii) adjusted earnings or loss per share; (xviii) price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); (xix) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xx) implementation or completion of critical projects; (xxi) market share; (xxii) economic value, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices and (xxiii) such other performance criteria determined by the Administrator in its discretion.

(b)    The Administrator, in its sole discretion, may provide that one or more determinable adjustments shall be made to one or more of the Performance Goals. Such adjustments may include, but are not limited to, one or more of the following: (i) items related to a change in Applicable Accounting Standards; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the sale or disposition of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under Applicable Accounting Standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the Performance Period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company’s core, on-going business activities; (xiv) items related to acquired in-process research and development; (xv) items relating to changes in tax laws; (xvi) items relating to major licensing or partnership arrangements; (xvii) items relating to asset impairment charges; (xviii) items relating to gains or losses for litigation, arbitration and contractual settlements; (xix) items attributable to expenses incurred in connection with a reduction in force or early retirement initiative; (xx) items relating to foreign exchange or currency transactions and/or fluctuations; or (xxi) items relating to any other unusual or nonrecurring events or changes in Applicable Law, Applicable Accounting Standards or business conditions.

2.37    “Performance Goals” shall mean, for a Performance Period, one or more goals established in writing by the Administrator for the Performance Period based upon one or more Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a Subsidiary, division, business unit, or an individual. The achievement of each Performance Goal shall be determined, to the extent applicable, with reference to Applicable Accounting Standards.

2.38    “Performance Period” shall mean one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Holder’s right to, vesting of, and/or the payment in respect of, an Award.

2.39    “Permitted Transferee” shall mean, with respect to a Holder, any “family member” of the Holder, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or any other transferee specifically approved by the Administrator after taking into account Applicable Law.

2.40    “Plan” shall have the meaning set forth in Article 1.

2.41    “Prior Plan” shall mean the Company’s 2017 Incentive Award Plan, as such plan may be amended from time to time.

2.42    “Program” shall mean any program adopted by the Administrator pursuant to the Plan containing the terms and conditions intended to govern a specified type of Award granted under the Plan and pursuant to which such type of Award may be granted under the Plan.

2.43    “Performance Stock” shall mean Common Stock awarded under Article 7 that is subject to certain performance-based restrictions and may be subject to risk of forfeiture or repurchase.

2.44    “Performance Stock Units” shall mean the right to receive Shares awarded under Article 8.

2.45    “Restricted Stock” shall mean Common Stock awarded under Article 9 that is subject to certain restrictions and may be subject to risk of forfeiture or repurchase.

2.46    “Restricted Stock Units” shall mean the right to receive Shares awarded under Article 10.

2.47    “Section 409A” shall mean Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the Effective Date.

2.48    “Securities Act” shall mean the Securities Act of 1933, as amended.

2.49    “Shares” shall mean shares of Common Stock.

2.50    “Stock Appreciation Right” shall mean an Award entitling the Holder (or other person entitled to exercise pursuant to the Plan) to exercise all or a specified portion thereof (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of such Award from the Fair Market Value on the date of exercise of such Award by the number of Shares with respect to which such Award shall have been exercised, subject to any limitations the Administrator may impose.

2.51    “SAR Term” shall have the meaning set forth in Section 5.4.

2.52    “Subsidiary” shall mean any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.53    “Substitute Award” shall mean an Award granted under the Plan in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, in any case, upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity; provided, however, that in no event shall the term “Substitute Award” be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.

2.54    “Termination of Service” shall mean:

(a)    As to a Consultant, the time when the engagement of a Holder as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including, without limitation, by resignation, discharge, death or retirement, but excluding terminations where the Consultant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(b)    As to a Non-Employee Director, the time when a Holder who is a Non-Employee Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be elected, death or retirement, but excluding terminations where the Holder simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(c)    As to an Employee, the time when the employee-employer relationship between a Holder and the Company or any Subsidiary is terminated for any reason, including, without limitation, a termination by resignation, discharge, death, disability or retirement; but excluding terminations where the Holder simultaneously commences or remains in employment or service with the Company or any Subsidiary.

The Administrator, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination of Service, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for Cause and all questions of whether particular leaves of absence constitute a Termination of Service; provided, however, that, with respect to Incentive Stock Options, unless the Administrator otherwise provides in the terms of any Program, Award Agreement or otherwise, or as otherwise required by Applicable Law, a leave of absence, change in status from an employee to an independent contractor or other change in the employee-employer relationship shall constitute a Termination of Service only if, and to the extent that, such leave of absence, change in status or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then-applicable regulations and revenue rulings under said Section. For purposes of the Plan, a Holder’s employee-employer relationship or consultancy relationship shall be deemed to be terminated in the event that the Subsidiary employing or contracting with such Holder ceases to remain a Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off).

ARTICLE 3.

SHARES SUBJECT TO THE PLAN

3.1    Number of Shares.

(a)    Subject to Sections 14.1, 14.2 and 3.1(b), the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan shall be equal to the sum of (i) [6,750,000]1 Shares, all of which may be granted as Incentive Stock Options, (ii) any of the Shares which as of the Effective Date are available for issuance under the Prior Plan, or are subject to awards under the Prior Plan that, on or after the Effective Date, terminate, expire or lapse for any reason without the delivery of Shares to the holder thereof or are repurchased by the Company at the original purchase price thereof, and (iii) an annual increase on the first day of each year beginning in 2020 and ending in 2029 equal to the lesser of (A) four percent (4%) of the Shares outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of Shares as determined by the Board (such sum, the “Share Limit”). Notwithstanding the foregoing, in addition to the Shares added pursuant to Section 3.1(a)(i), for purposes of determining the Incentive Stock Option share limit, Shares added to the Share Limit pursuant to Section 3.1(a)(ii) or Section 3.1(a)(iii) hereof shall be available for issuance as Incentive Stock Options only to the extent that making such Shares available for issuance as Incentive Stock Options would not cause any Incentive Stock Option to cease to qualify as such. Notwithstanding the foregoing, to the extent permitted under Applicable Law, Awards that provide for the delivery of Shares subsequent to the applicable grant date may be granted in excess of the Share Limit if such Awards provide for the forfeiture or cash settlement of such Awards to the extent that insufficient Shares remain under the Share Limit in this Section 3.1(a) at the time that Shares would otherwise be issued in respect of such Award. As of the Effective Date, no further awards may be granted under the Prior Plan; however, any awards under the Prior Plan that are outstanding as of the Effective Date shall continue to be subject to the terms and conditions of the Prior Plan.

(b)    If any Shares subject to an Award are forfeited or expire or such Award is settled for cash (in whole or in part), the Shares subject to such Award shall, to the extent of such forfeiture, expiration or cash settlement, again be available for future grants of Awards under the Plan. In addition, until the termination of the Plan, the following Shares shall be available for future grants of Awards under the Plan: (i) Shares tendered by a

[1]	Assumes a reverse stock split of 15:1.

Holder or withheld by the Company in payment of the exercise price of an Option or any stock option granted under the Prior Plan; (ii) Shares tendered by the Holder or withheld by the Company to satisfy any tax withholding obligation with respect to an Award or any equity award granted under the Prior Plan; and (iii) Shares subject to Stock Appreciation Rights that are not issued in connection with the stock settlement of the Stock Appreciation Rights on exercise thereof. Notwithstanding anything to the contrary contained herein, Shares purchased on the open market with the cash proceeds from the exercise of Options shall not be available for future grants of Awards. Until the termination of the Plan, any Shares repurchased by the Company under Section 7.4 or Section 9.4 hereof at the same price paid by the Holder or a lower price so that such Shares are returned to the Company will again be available for Awards. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the Shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

(c)    Substitute Awards shall not reduce the Shares authorized for grant under the Plan, except as may be required by reason of Section 422 of the Code. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using such available Shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Subsidiaries immediately prior to such acquisition or combination.

ARTICLE 4.

GRANTING OF AWARDS

4.1    Participation. The Administrator may, from time to time, select from among all Eligible Individuals, those to whom an Award shall be granted and shall determine the nature and amount of each Award, which shall not be inconsistent with the requirements of the Plan. Except for any Non-Employee Director’s right to Awards that may be required pursuant to the Non-Employee Director Equity Compensation Policy as described in Section 4.6, no Eligible Individual or other Person shall have any right to be granted an Award pursuant to the Plan and neither the Company nor the Administrator is obligated to treat Eligible Individuals, Holders or any other persons uniformly. Participation by each Holder in the Plan shall be voluntary and nothing in the Plan or any Program shall be construed as mandating that any Eligible Individual or other Person shall participate in the Plan.

4.2    Award Agreement. Each Award shall be evidenced by an Award Agreement that sets forth the terms, conditions and limitations for such Award as determined by the Administrator in its sole discretion (consistent with the requirements of the Plan and any applicable Program). Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.

4.3    Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

4.4    At-Will Service. Nothing in the Plan or in any Program or Award Agreement hereunder shall confer upon any Holder any right to continue in the employ of, or as a Director or Consultant for, the Company or any Subsidiary, or shall interfere with or restrict in any way the rights of the Company and any Subsidiary, which rights are hereby expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, and with or without notice, or to terminate or change all other terms and conditions of employment or engagement, except to the extent expressly provided otherwise in a written agreement between the Holder and the Company or any Subsidiary.

4.5    Foreign Holders. Notwithstanding any provision of the Plan or applicable Program to the contrary, in order to comply with the laws in countries other than the United States in which the Company and its Subsidiaries operate or have Employees, Non-Employee Directors or Consultants, or in order to comply with the requirements of any foreign securities exchange or other Applicable Law, the Administrator, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries shall be covered by the Plan; (b) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (c) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with Applicable Law (including, without limitation, applicable foreign laws or listing requirements of any foreign securities exchange); (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable; provided, however, that no such subplans and/or modifications shall increase the Share Limit or the Director Limit; and (e) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any foreign securities exchange.

4.6    Non-Employee Director Awards.

(a)    Non-Employee Director Equity Compensation Policy. The Administrator, in its sole discretion, may provide that Awards granted to Non-Employee Directors shall be granted pursuant to a written nondiscretionary formula established by the Administrator (the “Non-Employee Director Equity Compensation Policy”), subject to the limitations of the Plan. The Non-Employee Director Equity Compensation Policy shall set forth the type of Award(s) to be granted to Non-Employee Directors, the number of Shares to be subject to Non-Employee Director Awards, the conditions on which such Awards shall be granted, become exercisable and/or payable and expire, and such other terms and conditions as the Administrator shall determine in its sole discretion. The Non-Employee Director Equity Compensation Policy may be modified by the Administrator from time to time in its sole discretion.

(b)    Director Limit. Notwithstanding any provision to the contrary in the Plan or in the Non-Employee Director Equity Compensation Policy, the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of cash- and equity-based Awards granted to a Non-Employee Director as compensation for services as a Non-Employee Director during any fiscal year of the Company may not exceed $500,000 increased to $1,000,000 in the fiscal year of his or her initial service as a Non-Employee Director (the applicable amount, the “Director Limit”).

ARTICLE 5.

GRANTING OF OPTIONS AND STOCK APPRECIATION RIGHTS

5.1    Granting of Options and Stock Appreciation Rights to Eligible Individuals. The Administrator is authorized to grant Options and Stock Appreciation Rights to Eligible Individuals from time to time, in its sole discretion, on such terms and conditions as it may determine, which shall not be inconsistent with the Plan.

5.2    Qualification of Incentive Stock Options. The Administrator may grant Options intended to qualify as Incentive Stock Options only to employees of the Company, any of the Company’s present or future “parent corporations” or “subsidiary corporations” as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. No person who qualifies as a Greater Than 10% Stockholder may be granted an Incentive Stock Option unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code. To the extent that the aggregate fair market value of stock with respect to which “incentive stock options” (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Holder during any calendar year under the Plan, and all other plans of the Company and any parent corporation or subsidiary corporation thereof (as defined in Section 424(e) and 424(f) of the Code, respectively), exceeds $100,000, the Options shall be treated as Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the immediately preceding sentence shall be applied by taking Options and other “incentive stock options” into account in the order in which they were granted and the fair market value of stock shall be determined as of the time the respective options were granted. Any interpretations and rules under the Plan with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. Neither the Company nor the Administrator shall have any liability to a Holder, or any other Person, (a) if an Option (or any part thereof) which is intended to qualify as an Incentive Stock Option fails to qualify as an Incentive Stock Option or (b) for any action or omission by the Company or the Administrator that causes an Option not to qualify as an Incentive Stock Option, including without limitation, the conversion of an Incentive Stock Option to a Non-Qualified Stock Option or the grant of an Option intended as an Incentive Stock Option that fails to satisfy the requirements under the Code applicable to an Incentive Stock Option.

5.3    Option and Stock Appreciation Right Exercise Price. The exercise price per Share subject to each Option and Stock Appreciation Right shall be set by the Administrator, but shall not be less than 100% of the Fair Market Value of a Share on the date the Option or Stock Appreciation Right, as applicable, is granted (or, as to Incentive Stock Options, on the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code). In addition, in the case of Incentive Stock Options granted to a Greater Than 10% Stockholder, such price shall not be less than 110% of the Fair Market Value of a Share on the date the Option is granted (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code). Notwithstanding the foregoing, in the case of an Option or Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Section 424 and 409A of the Code.

5.4    Option and SAR Term. The term of each Option (the “Option Term”) and the term of each Stock Appreciation Right (the “SAR Term”) shall be set by the Administrator in its sole discretion; provided, however, that the Option Term or SAR Term, as applicable, shall not be more than (a) ten (10) years from the date the Option or Stock Appreciation Right, as applicable, is granted to an Eligible Individual (other than a Greater Than 10% Stockholder), or (b) five (5) years from the date an Incentive Stock Option is granted to a Greater Than 10% Stockholder. Except as limited by the requirements of Section 409A or Section 422 of the Code and regulations and rulings thereunder or the first sentence of this Section 5.4 and without limiting the Company’s rights under Section 12.7, the Administrator may extend the Option Term of any outstanding Option or the SAR Term of any outstanding Stock Appreciation Right, and may extend the time period during which vested Options or Stock Appreciation Rights may be exercised, in connection with any Termination of Service of the Holder or otherwise, and may amend, subject to Section 12.7 and 14.1, any other term or condition of such Option or Stock Appreciation Right relating to such Termination of Service of the Holder or otherwise.

5.5    Option and SAR Vesting. The period during which the right to exercise, in whole or in part, an Option or Stock Appreciation Right vests in the Holder shall be set by the Administrator and set forth in the applicable Award Agreement. Unless otherwise determined by the Administrator in the Award Agreement, the applicable Program or by action of the Administrator following the grant of the Option or Stock Appreciation Right, (a) no portion of an Option or Stock Appreciation Right which is unexercisable at a Holder’s Termination of Service shall thereafter become exercisable and (b) the portion of an Option or Stock Appreciation Right that is unexercisable at a Holder’s Termination of Service shall automatically expire on the date of such Termination of Service.

5.6    Substitution of Stock Appreciation Rights. The Administrator may provide in the applicable Program or Award Agreement evidencing the grant of an Option that the Administrator, in its sole discretion, shall have the right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option; provided that such Stock Appreciation Right shall be exercisable with respect to the same number of Shares for which such substituted Option would have been exercisable, and shall also have the same exercise price, vesting schedule and remaining term as the substituted Option.

ARTICLE 6.

EXERCISE OF OPTIONS AND STOCK APPRECIATION RIGHTS

6.1    Exercise and Payment. An exercisable Option or Stock Appreciation Right may be exercised in whole or in part. However, an Option or Stock Appreciation Right shall not be exercisable with respect to fractional Shares and the Administrator may require that, by the terms of the Option or Stock Appreciation Right, a partial exercise must be with respect to a minimum number of Shares. Payment of the amounts payable with respect to Stock Appreciation Rights pursuant to this Article 6 shall be in cash, Shares (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised), or a combination of both, as determined by the Administrator.

6.2    Manner of Exercise. Except as set forth in Section 6.3, all or a portion of an exercisable Option or Stock Appreciation Right shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, the stock plan administrator of the Company or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(a)    A written or electronic notice complying with the applicable rules established by the Administrator stating that the Option or Stock Appreciation Right, or a portion thereof, is exercised. The notice shall be signed or otherwise acknowledged electronically by the Holder or other person then entitled to exercise the Option or Stock Appreciation Right or such portion thereof;

(b)    Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with Applicable Law.

(c)    In the event that the Option shall be exercised pursuant to Section 12.3 by any person or persons other than the Holder, appropriate proof of the right of such person or persons to exercise the Option or Stock Appreciation Right, as determined in the sole discretion of the Administrator; and

(d)    Full payment of the exercise price and applicable withholding taxes for the Shares with respect to which the Option or Stock Appreciation Right, or portion thereof, is exercised, in a manner permitted by the Administrator in accordance with Sections 12.1 and 12.2.

6.3    Notification Regarding Disposition. The Holder shall give the Company prompt written or electronic notice of any disposition of Shares acquired by exercise of an Incentive Stock Option which occurs within (a) two years from the date of grant (including the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) such Option to such Holder, or (b) one year after the date of transfer of such Shares to such Holder. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Holder in such disposition or other transfer.

ARTICLE 7.

AWARD OF PERFORMANCE STOCK

7.1    Award of Performance Stock. The Administrator is authorized to grant Performance Stock to Eligible Individuals, and shall determine the terms and conditions, including the performance conditions and restrictions applicable to each award of Performance Stock, which terms and conditions shall not be inconsistent with the Plan or any applicable Program, and may impose such conditions on the issuance of such Performance Stock as it deems appropriate. The Administrator shall establish the purchase price, if any, and form of payment for Performance Stock; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Performance Stock to the extent required by Applicable Law.

7.2    Rights as Stockholders. Subject to Section 7.4, upon issuance of Performance Stock, the Holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said Shares, subject to the restrictions in the Plan, any applicable Program and/or the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which the Holder to whom such Performance Stock are granted becomes the record holder of such Performance Stock; provided, however, that, in the sole discretion of the Administrator, any extraordinary distributions with respect to the Shares may be subject to the restrictions set forth in Section 7.3. In addition, dividends which are paid prior to vesting shall only be paid out to the Holder to the extent that the performance-based vesting conditions are subsequently satisfied and the share of Performance Stock vests.

7.3    Restrictions. All shares of Performance Stock (including any shares received by Holders thereof with respect to shares of Performance Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall be subject to such restrictions and vesting requirements as the Administrator shall provide in the applicable Program or Award Agreement. By action taken after the Performance Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Performance Stock by removing any or all of the restrictions imposed by the terms of the applicable Program or Award Agreement.

7.4    Repurchase or Forfeiture of Performance Stock. Except as otherwise determined by the Administrator, if no price was paid by the Holder for the Performance Stock, upon a Termination of Service during the applicable restriction period, the Holder’s rights in unvested Performance Stock then subject to restrictions shall lapse, and such Performance Stock shall be surrendered to the Company and cancelled without consideration on the date of such Termination of Service. If a price was paid by the Holder for the Performance Stock, upon a Termination of Service during the applicable restriction period, the Company shall have the right to repurchase from the Holder the unvested Performance Stock then subject to restrictions at a cash price per share equal to the price paid by the Holder for such Performance Stock or such other amount as may be specified in the applicable Program or Award Agreement. Notwithstanding the foregoing, the Administrator, in its sole discretion, may provide that upon certain events, including, without limitation, a Change in Control, the Holder’s death, retirement or disability or any other specified Termination of Service or any other event, the Holder’s rights in unvested Performance Stock then subject to restrictions shall not lapse, such Performance Stock shall vest and cease to be forfeitable and, if applicable, the Company shall cease to have a right of repurchase.

7.5    Section 83(b) Election. If a Holder makes an election under Section 83(b) of the Code to be taxed with respect to the Performance Stock as of the date of transfer of the Performance Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof with the Internal Revenue Service.

ARTICLE 8.

AWARD OF PERFORMANCE STOCK UNITS

8.1    Grant of Performance Stock Units. The Administrator is authorized to grant Awards of Performance Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator.

8.2    Vesting of Performance Stock Units. At the time of grant, the Administrator shall specify the date or dates on which the Performance Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the Holder’s duration of service to the Company or any Subsidiary, one or more Performance Criteria, Company performance, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Administrator.

8.3    Settlement and Payment. At the time of grant, the Administrator shall specify the settlement date applicable to each grant of Performance Stock Units, which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Holder (if permitted by the applicable Award Agreement); provided that, except as otherwise determined by the Administrator, and subject to compliance with Section 409A, in no event shall the settlement date relating to each Performance Stock Unit occur following the later of (a) the 15th day of the third month following the end of calendar year in which the applicable portion of the Performance Stock Unit vests; or (b) the 15th day of the third month following the end of the Company’s fiscal year in which the applicable portion of the Performance Stock Unit vests. On the settlement date, the Company shall, in accordance with the applicable Award Agreement and subject to Section 12.4(f), transfer to the Holder one unrestricted, fully transferable Share for each Performance Stock Unit scheduled to be paid out on such date and not previously forfeited, or in the sole discretion of the Administrator, an amount in cash equal to the Fair Market Value of such Shares on the settlement date or a combination of cash and Common Stock as determined by the Administrator.

8.4    Settlement upon Termination of Service. An Award of Performance Stock Units shall only vest and be settled while the Holder is an Employee, a Consultant or a member of the Board, as applicable; provided, however, that the Administrator, in its sole discretion, may provide (in an Award Agreement or otherwise) that a Performance Stock Unit award may vest and be settled subsequent to a Termination of Service in certain events, including a Change in Control, the Holder’s death, retirement or disability or any other specified Termination of Service.

ARTICLE 9.

AWARD OF RESTRICTED STOCK

9.1    Award of Restricted Stock. The Administrator is authorized to grant Restricted Stock to Eligible Individuals, and shall determine the terms and conditions, including the restrictions applicable to each award of Restricted Stock, which terms and conditions shall not be inconsistent with the Plan or any applicable Program, and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate. The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Restricted Stock to the extent required by Applicable Law.

9.2    Rights as Stockholders. Subject to Section 9.4, upon issuance of Restricted Stock, the Holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said Shares, subject to the restrictions in the Plan, any applicable Program and/or the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which the Holder to whom such Restricted Stock are granted becomes the record holder of such Restricted Stock; provided, however, that, in the sole discretion of the Administrator, any extraordinary distributions with respect to the Shares may be subject to the restrictions set forth in Section 9.3. In addition, dividends which are paid prior to vesting shall only be paid out to the Holder to the extent that the vesting conditions are subsequently satisfied and the share of Restricted Stock vests.

9.3    Restrictions. All shares of Restricted Stock (including any shares received by Holders thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall be subject to such restrictions and vesting requirements as the Administrator shall provide in the applicable Program or Award Agreement. By action taken after the Restricted Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Restricted Stock by removing any or all of the restrictions imposed by the terms of the applicable Program or Award Agreement.

9.4    Repurchase or Forfeiture of Restricted Stock. Except as otherwise determined by the Administrator, if no price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Holder’s rights in unvested Restricted Stock then subject to restrictions shall lapse, and such Restricted Stock shall be surrendered to the Company and cancelled without consideration on the date of such Termination of Service. If a price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Company shall have the right to repurchase from the Holder the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Holder for such Restricted Stock or such other amount as may be specified in the applicable Program or Award Agreement. Notwithstanding the foregoing, the Administrator, in its sole discretion, may provide that upon certain events, including, without limitation, a Change in Control, the Holder’s death, retirement or disability or any other specified Termination of Service or any other event, the Holder’s rights in unvested Restricted Stock then subject to restrictions shall not lapse, such Restricted Stock shall vest and cease to be forfeitable and, if applicable, the Company shall cease to have a right of repurchase.

9.5    Section 83(b) Election. If a Holder makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof with the Internal Revenue Service.

ARTICLE 10.

AWARD OF RESTRICTED STOCK UNITS

10.1    Grant of Restricted Stock Units. The Administrator is authorized to grant Awards of Restricted Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator.

10.2    Vesting of Restricted Stock Units. At the time of grant, the Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the Holder’s duration of service to the Company or any Subsidiary, one or more Performance Criteria, Company performance, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Administrator.

10.3    Settlement and Payment. At the time of grant, the Administrator shall specify the settlement date applicable to each grant of Restricted Stock Units, which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Holder (if permitted by the applicable Award Agreement); provided that, except as otherwise determined by the Administrator, and subject to compliance with Section 409A, in no event shall the settlement date relating to each Restricted Stock Unit occur following the later of (a) the 15th day of the third month following the end of calendar year in which the applicable portion of the Restricted Stock Unit vests; or (b) the 15th day of the third month following the end of the Company’s fiscal year in which the applicable portion of the Restricted Stock Unit vests. On the settlement date, the Company shall, in accordance with the applicable Award Agreement and subject to Section 12.4(f), transfer to the Holder one unrestricted, fully transferable Share for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited, or in the sole discretion of the Administrator, an amount in cash equal to the Fair Market Value of such Shares on the settlement date or a combination of cash and Common Stock as determined by the Administrator.

10.4    Settlement upon Termination of Service. An Award of Restricted Stock Units shall only vest and be settled while the Holder is an Employee, a Consultant or a member of the Board, as applicable; provided, however, that the Administrator, in its sole discretion, may provide (in an Award Agreement or otherwise) that a Restricted Stock Unit award may vest and be settled subsequent to a Termination of Service in certain events, including a Change in Control, the Holder’s death, retirement or disability or any other specified Termination of Service.

ARTICLE 11.

AWARD OF OTHER STOCK OR CASH BASED AWARDS AND DIVIDEND EQUIVALENTS

11.1    Other Stock or Cash Based Awards. The Administrator is authorized to grant Other Stock or Cash Based Awards, including awards entitling a Holder to receive Shares or cash to be delivered immediately or in the future, to any Eligible Individual. Subject to the provisions of the Plan and any applicable Program, the Administrator shall determine the terms and conditions of each Other Stock or Cash Based Award, including the term of the Award, any exercise or purchase price, performance goals, including the Performance Criteria, transfer restrictions, vesting conditions and other terms and conditions applicable thereto, which shall be set forth in the applicable Award Agreement. Other Stock or Cash Based Awards may be paid in cash, Shares, or a combination of cash and Shares, as determined by the Administrator, and may be available as a form of payment in the settlement of other Awards granted under the Plan, as stand-alone payments, as a part of a bonus, deferred bonus, deferred compensation or other arrangement, and/or as payment in lieu of compensation to which an Eligible Individual is otherwise entitled.

11.2    Dividend Equivalents. Dividend Equivalents may be granted by the Administrator, either alone or in tandem with another Award, based on dividends declared on the Common Stock, to be credited as of dividend payment dates during the period between the date the Dividend Equivalents are granted to a Holder and the date such Dividend Equivalents terminate or expire, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such restrictions and limitations as may be determined by the Administrator. Dividend Equivalents with respect to an Award shall only be paid out to the Holder to the extent that the vesting conditions are subsequently satisfied and the Award vests. Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options, Stock Appreciation Rights or other purchase rights.

ARTICLE 12.

ADDITIONAL TERMS OF AWARDS

12.1    Payment. The Administrator shall determine the method or methods by which payments by any Holder with respect to any Awards granted under the Plan shall be made, including, without limitation: (a) cash or check, (b) Shares (including, in the case of payment of the exercise price of an Award, Shares issuable pursuant to the exercise of the Award) or Shares held for such minimum period of time as may be established by the Administrator, in each case, having a Fair Market Value on the date of delivery equal to the aggregate payments required, (c) delivery of a written or electronic notice that the Holder has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (d) other form of legal consideration acceptable to the Administrator in its sole discretion, or (e) any combination of the above permitted forms of payment. Notwithstanding any other provision of the Plan to the contrary, no Holder who is a Director or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

12.2    Tax Withholding. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Holder to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Holder’s FICA, employment tax or other social security contribution obligation) required by law to be withheld with respect to any taxable event concerning a Holder arising as a result of the Plan or any Award. The Administrator may, in its sole discretion and in satisfaction of the foregoing requirement, allow a Holder to satisfy such obligations by any payment means described in Section 12.1 hereof, including without limitation, by allowing such Holder to have the Company or any Subsidiary withhold Shares otherwise issuable under an Award (or allow the surrender of Shares). The number of Shares which may be so withheld or surrendered shall be limited to the number of Shares which have a fair market value on the date of withholding or repurchase no greater than the aggregate amount of such liabilities based on the maximum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income (or such other number as would not result in adverse financial accounting consequences for the Company or any of its Subsidiaries). The Administrator shall determine the fair market value of the Shares, consistent with applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of Shares to pay the Option or Stock Appreciation Right exercise price or any tax withholding obligation.

12.3    Transferability of Awards.

(a)    Except as otherwise provided in Sections 12.3(b) and 12.3(c):

(i)    No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than (A) by will or the laws of descent and distribution or (B) subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed;

(ii)    No Award or interest or right therein shall be liable for or otherwise subject to the debts, contracts or engagements of the Holder or the Holder’s successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy) unless and until such Award has been exercised, or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed, and any attempted disposition of an Award prior to satisfaction of these conditions shall be null and void and of no effect, except to the extent that such disposition is permitted by Section 12.3(a)(i); and

(iii)    During the lifetime of the Holder, only the Holder may exercise any exercisable portion of an Award granted to such Holder under the Plan, unless it has been disposed of pursuant to a DRO. After the death of the Holder, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Program or Award Agreement, be exercised by the Holder’s personal representative or by any person empowered to do so under the deceased Holder’s will or under the then-applicable laws of descent and distribution.

(b)    Notwithstanding Section 12.3(a), the Administrator, in its sole discretion, may determine to permit a Holder or a Permitted Transferee of such Holder to transfer an Award other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Nonqualified Stock Option) to any one or more Permitted Transferees of such Holder, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than (A) to another Permitted Transferee of the applicable Holder or (B) by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Holder (other than the ability to further transfer the Award to any Person other than another Permitted Transferee of the applicable Holder); and (iii) the Holder (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law and (C) evidence the transfer. In addition, and further notwithstanding Section 12.3(a), hereof, the Administrator, in its sole discretion, may determine to permit a Holder to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Section 671 of the Code and other Applicable Law, the Holder is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.

(c)    Notwithstanding Section 12.3(a), a Holder may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Holder and to receive any distribution with respect to any Award upon the Holder’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Program or Award Agreement applicable to the Holder and any additional restrictions deemed necessary or appropriate by the Administrator. If the Holder is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a designation of a person other than the Holder’s spouse or domestic partner, as applicable, as the Holder’s beneficiary with respect to more than 50% of the Holder’s interest in the Award shall not be effective without the prior written or electronic consent of the Holder’s spouse or domestic partner. If no beneficiary has been designated or survives the Holder, payment shall be made to the person entitled thereto pursuant to the Holder’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Holder at any time; provided that the change or revocation is delivered in writing to the Administrator prior to the Holder’s death.

12.4    Conditions to Issuance of Shares.

(a)    The Administrator shall determine the methods by which Shares shall be delivered or deemed to be delivered to Holders. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing Shares pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel, that the issuance of such Shares is in compliance with Applicable Law and the Shares are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Administrator may require that a Holder make such reasonable covenants, agreements and representations as the Administrator, in its sole discretion, deems advisable in order to comply with Applicable Law.

(b)    All share certificates delivered pursuant to the Plan and all Shares issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with Applicable Law. The Administrator may place legends on any share certificate or book entry to reference restrictions applicable to the Shares (including, without limitation, restrictions applicable to Restricted Stock).

(c)    The Administrator shall have the right to require any Holder to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any Award, including a window-period limitation, as may be imposed in the sole discretion of the Administrator.

(d)    No fractional Shares shall be issued and the Administrator, in its sole discretion, shall determine whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding down.

(e)    The Company, in its sole discretion, may (i) retain physical possession of any stock certificate evidencing Shares until any restrictions thereon or performance criteria applicable thereto shall have lapsed or been achieved and/or (ii) require that the stock certificates evidencing such Shares be held in custody by a designated escrow agent (which may but need not be the Company) until the restrictions thereon shall have lapsed, and that the Holder deliver a stock power, endorsed in blank, relating to such Shares.

(f)    Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by Applicable Law, the Company shall not deliver to any Holder certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

12.5    Forfeiture and Claw-Back Provisions. All Awards (including any proceeds, gains or other economic benefit actually or constructively received by a Holder upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award and any payments of a portion of an incentive-based bonus pool allocated to a Holder) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with the requirements of Applicable Law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, whether or not such claw-back policy was in place at the time of grant of an Award, to the extent set forth in such claw-back policy and/or in the applicable Award Agreement.

12.6    No Repricing. The Administrator shall not, without the approval of the stockholders of the Company, have the authority to (a) amend any outstanding Option or Stock Appreciation Right or other purchase right to reduce its exercise price per Share, or (b) cancel any Option or Stock Appreciation Right or other purchase right in exchange for cash or another Award or (c) permit any repricing of such awards to be accomplished through repurchase or otherwise, in each case other than adjustments or substitutions in accordance with Section 14.2.

12.7    Amendment of Awards. Subject to Applicable Law, the Administrator may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or settlement, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Holder’s consent to such action shall be required unless (a) the Administrator determines that the action, taking into account any related action, would not materially and adversely affect the Holder, or (b) the change is otherwise permitted under the Plan (including, without limitation, under Section 14.2 or 14.10).

12.8    Data Privacy. As a condition of receipt of any Award, each Holder explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section 12.8 by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing the Holder’s participation in the Plan. The Company and its Subsidiaries may hold certain personal information about a Holder, including but not limited to, the Holder’s name, home address and telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), any shares of stock held in the Company or any of its Subsidiaries, details of all Awards, in each case, for the purpose of implementing, managing and administering the Plan and Awards (the “Data”). The Company and its Subsidiaries may transfer the Data amongst themselves as necessary for the purpose of implementation, administration and management of a Holder’s participation in the Plan, and the Company and its Subsidiaries may each further transfer the Data to any third parties assisting the Company and its Subsidiaries in the implementation, administration and management of the Plan. These recipients may be located in the Holder’s country, or elsewhere, and the Holder’s country may have different data privacy laws and protections than the recipients’ country. Through acceptance of an Award, each Holder authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Holder’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or any of its Subsidiaries or the Holder may elect to deposit any Shares. The Data related to a Holder will be held only as long as is necessary to implement, administer, and manage the Holder’s participation in the Plan. A Holder may, at any time, view the Data held by the Company with respect to such Holder, request additional information about the storage and processing of the Data with respect to such Holder, recommend any necessary corrections to the Data with respect to the Holder or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel Holder’s ability to participate in the Plan and, in the Administrator’s discretion, the Holder may forfeit any outstanding Awards if the Holder refuses or withdraws his or her consents as described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Holders may contact their local human resources representative.

ARTICLE 13.

ADMINISTRATION

13.1    Administrator. The Committee shall administer the Plan (except as otherwise permitted herein). To the extent necessary to comply with Rule 16b-3 of the Exchange Act, then the Committee shall take all action with respect to such Awards, and the individuals taking such action shall consist solely of two or more Non-Employee Directors, each of whom is intended to qualify as both a “non-employee director” as defined by Rule 16b-3 of the Exchange Act or any successor rule and, to the extent required for purposes of compliance with transitional rules under Section 162(m) of the Code, an “outside director” as defined in Section 162(m) of the Code prior to its amendment effective on January 1, 2018. Additionally, to the extent required by Applicable Law, each of the individuals constituting the Committee shall be an “independent director” under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded. Notwithstanding the foregoing, any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 13.1 or the Organizational Documents. Except as may otherwise be provided in the Organizational Documents or as otherwise required by Applicable Law, (a) appointment of Committee members shall be effective upon acceptance of appointment, (b) Committee members may resign at any time by delivering written or electronic notice to the Board and (c) vacancies in the Committee may only be filled by the Board. Notwithstanding the foregoing, (i) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Non-Employee Directors and, with respect to such Awards, the terms “Administrator” as used in the Plan shall be deemed to refer to the Board and (ii) the Board or Committee may delegate its authority hereunder to the extent permitted by Section 13.6.

13.2    Duties and Powers of Administrator. It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with its provisions. The Administrator shall have the power to interpret the Plan, all Programs and Award Agreements, and to adopt such rules for the administration, interpretation and application of the Plan and any Program as are not inconsistent with the Plan, to interpret, amend or revoke any such rules and to amend the Plan or any Program or Award Agreement; provided that the rights or obligations of the Holder of the Award that is the subject of any such Program or Award Agreement are not materially and adversely affected by such amendment, unless the consent of the Holder is obtained or such amendment is otherwise permitted under Section 12.7 or Section 14.10. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee in its capacity as the Administrator under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or any successor rule, or the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded are required to be determined in the sole discretion of the Committee.

13.3    Action by the Administrator. Unless otherwise established by the Board, set forth in any Organizational Documents or as required by Applicable Law, a majority of the Administrator shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by all members of the Administrator in lieu of a meeting, shall be deemed the acts of the Administrator. Each member of the Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

13.4    Authority of Administrator. Subject to the Organizational Documents, any specific designation in the Plan and Applicable Law, the Administrator has the exclusive power, authority and sole discretion to:

(a)    Designate Eligible Individuals to receive Awards;

(b)    Determine the type or types of Awards to be granted to each Eligible Individual (including, without limitation, any Awards granted in tandem with another Award granted pursuant to the Plan, provided, however, that Incentive Stock Options may not be granted in tandem with Nonqualified Stock Options);

(c)    Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d)    Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, purchase price, any Performance Criteria or other performance criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and claw-back and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines;

(e)    Determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f)    Prescribe the form of each Award Agreement, which need not be identical for each Holder;

(g)    Decide all other matters that must be determined in connection with an Award;

(h)    Establish, adopt, or revise any Programs, rules and regulations as it may deem necessary or advisable to administer the Plan;

(i)    Interpret the terms of, and any matter arising pursuant to, the Plan, any Program or any Award Agreement;

(j)    Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan; and

(k)    Accelerate wholly or partially the vesting or lapse of restrictions of any Award or portion thereof at any time after the grant of an Award, subject to whatever terms and conditions it selects and Section 14.2.

13.5    Decisions Binding. The Administrator’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Program or any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding and conclusive on all Persons.

13.6    Delegation of Authority. The Board or Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this Article 13; provided, however, that in no event shall an officer of the Company be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, or (b) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder; provided, further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under any Organizational Documents and Applicable Law. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation or that are otherwise included in the applicable Organizational Documents, and the Board or Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 13.6 shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority.

ARTICLE 14.

MISCELLANEOUS PROVISIONS

14.1    Amendment, Suspension or Termination of the Plan.

(a)    Except as otherwise provided in Section 14.1(b), the Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Board; provided that, except as provided in Section 12.7 and Section 14.10, no amendment, suspension or termination of the Plan shall, without the consent of the Holder, materially and adversely affect any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides.

(b)    Notwithstanding Section 14.1(a) and except as provided in Section 14.2, the Board may not without approval of the Company’s stockholders given within twelve (12) months before or after such action increase the Share Limit.

(c)    No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and notwithstanding anything herein to the contrary, in no event may any Incentive Stock Option be granted under the Plan after the tenth (10th) anniversary of the earlier of (i) the date on which the Plan was adopted by the Board or (ii) the date the Plan was approved by the Company’s stockholders.

14.2    Changes in Common Stock or Assets of the Company, Acquisition or Liquidation of the Company and Other Corporate Events.

(a)    In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of the Company’s stock or the share price of the Company’s stock other than an Equity Restructuring, the Administrator may make equitable adjustments, if any, to reflect such change with respect to: (i) the aggregate number and kind of Shares that may be issued under the Plan (including, but not limited to, adjustments of the Share Limit and kind of Shares which may be issued under the Plan, and adjustments of the Director Limit); (ii) the number and kind of Shares (or other securities or property) subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); (iv) the grant or exercise price per share for any outstanding Awards under the Plan; and (v) the number and kind of Shares (or other securities or property) for which automatic grants are subsequently to be made to new and continuing Non-Employee Directors pursuant to Section 4.6.

(b)    In the event of any transaction or event described in Section 14.2(a) or any unusual or nonrecurring transactions or events affecting the Company, any Subsidiary of the Company, or the financial statements of the Company or any Subsidiary, or of changes in Applicable Law or Applicable Accounting Standards, the Administrator, in its sole discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in Applicable Law or Applicable Accounting Standards:

(i)    To provide for the termination of any such Award in exchange for an amount of cash and/or other property with a value equal to the amount that would have been attained upon the exercise of such Award or realization of the Holder’s rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 14.2 the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Holder’s rights, then such Award may be terminated by the Company without payment);

(ii)    To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, in all cases, as determined by the Administrator;

(iii)    To make adjustments in the number and type of Shares of the Company’s stock (or other securities or property) subject to outstanding Awards, and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards and Awards which may be granted in the future;

(iv)    To provide that such Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Program or Award Agreement;

(v)    To replace such Award with other rights or property selected by the Administrator; and/or

(vi)    To provide that the Award cannot vest, be exercised or become payable after such event.

(c)    In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 14.2(a) and 14.2(b):

(i)    (i) The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, shall be equitably adjusted (and the adjustments provided under this Section 14.2(c)(i) shall be nondiscretionary and shall be final and binding on the affected Holder and the Company); and/or

(ii)    The Administrator shall make such equitable adjustments, if any, as the Administrator, in its sole discretion, may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of Shares that may be issued under the Plan (including, but not limited to, adjustments of the Share Limit and kind of Shares which may be issued under the Plan).

(d)    Notwithstanding any other provision of the Plan, in the event of a Change in Control, unless the Administrator elects to (i) terminate an Award in exchange for cash, rights or property, or (ii) cause an Award to become fully exercisable and no longer subject to any forfeiture restrictions prior to the consummation of a Change in Control, pursuant to Section 14.2, (A) such Award (other than any portion subject to performance-based vesting) shall continue in effect or be assumed or an equivalent Award substituted by the successor corporation or a parent or subsidiary of the successor corporation and (B) the portion of such Award subject to performance-based vesting shall be subject to the terms and conditions of the applicable Award Agreement and, in the absence of applicable terms and conditions, the Administrator’s discretion, provided, that in the event a Holder experiences a Termination of Service by the Company for other than Cause or by the Holder for Good Reason, in either case within two years following such Change in Control, then the vesting and, if applicable, exercisability of one hundred percent (100%) of the then-unvested Shares (or other securities or property) subject to the outstanding Awards held by such Holder shall accelerate upon the date of such Termination of Service.

(e)    In the event that the successor corporation in a Change in Control refuses to assume or substitute for an Award (other than any portion subject to performance-based vesting), the Administrator shall cause such Award to become fully vested and, if applicable, exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on such Award to lapse and, to the extent unexercised upon the consummation of such transaction, to terminate in exchange for cash, rights or other property pursuant to Section 14.2(b)(i). The Administrator shall notify the Holder of any Award that becomes exercisable pursuant to the preceding sentence that such Award shall be fully exercisable for a period of fifteen (15) days from the date of such notice, contingent upon the occurrence of the Change in Control, and such Award shall terminate upon the consummation of the Change in Control in accordance with the preceding sentence.

(f)    For the purposes of this Section 14.2, an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control was not solely common stock of the successor corporation or its parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Award, for each Share subject to an Award, to be solely common stock of the successor corporation or its parent equal in fair market value to the per-share consideration received by holders of Common Stock in the Change in Control.

(g)    The Administrator, in its sole discretion, may include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company that are not inconsistent with the provisions of the Plan.

(h)    Unless otherwise determined by the Administrator, no adjustment or action described in this Section 14.2 or in any other provision of the Plan shall be authorized to the extent it would (i) cause the Plan to violate Section 422(b)(1) of the Code, (ii) result in short-swing profits liability under Section 16 of the Exchange Act or violate the exemptive conditions of Rule 16b-3 of the Exchange Act, or (iii) cause an Award to fail to be exempt from or comply with Section 409A.

(i)    The existence of the Plan, any Program, any Award Agreement and/or the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the

Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(j)    In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the Shares or the share price of the Common Stock including any Equity Restructuring, for reasons of administrative convenience, the Company, in its sole discretion, may refuse to permit the exercise of any Award during a period of up to thirty (30) days prior to the consummation of any such transaction.

14.3    Approval of Plan by Stockholders. The Plan shall be submitted for the approval of the Company’s stockholders within twelve (12) months after the date of the Board’s initial adoption of the Plan.

14.4    No Stockholders Rights. Except as otherwise provided herein or in an applicable Program or Award Agreement, a Holder shall have none of the rights of a stockholder with respect to Shares covered by any Award until the Holder becomes the record owner of such Shares.

14.5    Paperless Administration. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Holder may be permitted through the use of such an automated system.

14.6    Effect of Plan upon Other Compensation Plans. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary: (a) to establish any other forms of incentives or compensation for Employees, Directors or Consultants of the Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

14.7    Compliance with Laws. The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of Shares and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all Applicable Law (including but not limited to state, federal and foreign securities law and margin requirements), and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all Applicable Law. The Administrator, in its sole discretion, may take whatever actions it deems necessary or appropriate to effect compliance with Applicable Law, including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars. Notwithstanding anything to the contrary herein, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate Applicable Law. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to Applicable Law.

14.8    Titles and Headings, References to Sections of the Code or Exchange Act. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the

Plan, rather than such titles or headings, shall control. References to sections of the Code or the Exchange Act shall include any amendment or successor thereto.

14.9    Governing Law. The Plan and any Programs and Award Agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof or of any other jurisdiction.

14.10    Section 409A. To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A, the Plan, the Program pursuant to which such Award is granted and the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A. In that regard, to the extent any Award under the Plan or any other compensatory plan or arrangement of the Company or any of its Subsidiaries is subject to Section 409A, and such Award or other amount is payable on account of a Holder’s Termination of Service (or any similarly defined term), then (a) such Award or amount shall only be paid to the extent such Termination of Service qualifies as a “separation from service” as defined in Section 409A, and (b) if such Award or amount is payable to a “specified employee” as defined in Section 409A then to the extent required in order to avoid a prohibited distribution under Section 409A, such Award or other compensatory payment shall not be payable prior to the earlier of (i) the expiration of the six-month period measured from the date of the Holder’s Termination of Service, or (ii) the date of the Holder’s death. To the extent applicable, the Plan, the Program and any Award Agreements shall be interpreted in accordance with Section 409A. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A, the Administrator may (but is not obligated to), without a Holder’s consent, adopt such amendments to the Plan and the applicable Program and Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (A) exempt the Award from Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (B) comply with the requirements of Section 409A and thereby avoid the application of any penalty taxes under Section 409A. The Company makes no representations or warranties as to the tax treatment of any Award under Section 409A or otherwise. The Company shall have no obligation under this Section 14.10 or otherwise to take any action (whether or not described herein) to avoid the imposition of taxes, penalties or interest under Section 409A with respect to any Award and shall have no liability to any Holder or any other person if any Award, compensation or other benefits under the Plan are determined to constitute non-compliant, “nonqualified deferred compensation” subject to the imposition of taxes, penalties and/or interest under Section 409A.

14.11    Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Holder pursuant to an Award, nothing contained in the Plan or any Program or Award Agreement shall give the Holder any rights that are greater than those of a general creditor of the Company or any Subsidiary.

14.12    Indemnification. To the extent permitted under Applicable Law and the Organizational Documents, each member of the Administrator shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Organizational Documents, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

14.13    Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

14.14    Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

* * * * *

I hereby certify that the foregoing Plan was duly adopted by the Board of Directors of Restoration Robotics, Inc. on                     , 2019.

* * * * *

I hereby certify that the foregoing Plan was approved by the stockholders of Restoration Robotics, Inc. on                     , 2019.

Executed on this     th day of                     , 2019.

By: [Name]
Title:

RESTORATION ROBOTICS, INC

2019 INCENTIVE AWARD PLAN

ISRAELI APPENDIX/SUB-PLAN

1.	Special Provisions for Persons who are Israeli Taxpayers

1.1    This Appendix (the “Appendix”) to Restoration Robotics, Inc. 2019 Equity Incentive Plan (the “Plan”) as amended on [            ] is made and entered into effect as of [                    ], 2019 (the “Effective Date”). The provisions specified hereunder in this Appendix shall form an integral part of the Plan.

1.2    The provisions specified hereunder apply only to persons who are subject to taxation by the State of Israel with respect to the Awards.

1.3    This Appendix applies with respect to the Awards under the Plan. The purpose of this Appendix is to establish certain rules and limitations applicable to the Awards that may be granted under the Plan to Holders from time to time, in compliance with any applicable laws currently in force in the State of Israel. Except as otherwise provided by this Appendix, all grants made pursuant to this Appendix shall be governed by the terms of the Plan. This Appendix is intended to comply with, and is subject to, inter alia, the ITO (as defined below) and Section 102 (as defined below).

1.4    The Plan and this Appendix shall be read together.

2.	Definitions.

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Plan. The following additional definitions will apply to grants made pursuant to this Appendix:

“3(i) Award” means an Option that is subject to taxation pursuant to Section 3(i) of the ITO which has been granted to any person who is NOT an Eligible 102 Holder

“102 Capital Gains Track” means the tax track set forth in Section 102(b)(2) or Section 102(b)(3) of the ITO, as the case may be.

“102 Capital Gains Track Grant” means a 102 Trustee Grant qualifying for the special tax treatment under the 102 Capital Gains Track.

“102 Earned Income Track” means the tax track set forth in Section 102(b)(1) of the ITO.

“102 Earned Income Track Grant” means a 102 Trustee Grant qualifying for the ordinary income tax treatment under the 102 Earned Income Track.

“102 Trustee Grant” means an Award granted pursuant to Section 102(b) of the ITO and held in trust by a Trustee for the benefit of the Eligible 102 Holder, and includes 102 Capital Gains Track Grants or 102 Earned Income Track Grants.

“Affiliate” means any affiliate that is an “employing company” within the meaning of Section 102(a) of the ITO.

“Controlling Shareholder” as defined under Section 32(9) of the ITO.

“Election” means the Company’s election of the type (i.e., between 102 Capital Gains Track or 102 Earned Income Track) of 102 Trustee Grants that it will make under the Plan, as filed with the ITA.

(a)     “Eligible 102 Holder” means an individual employed by an Israeli resident Affiliate or an individual who is serving as a Nose Misra - Office Holder (as such term is defined in the Israeli Companies’ Law, 5759-1999, including directors) of an Israeli resident Affiliate, who is not a Controlling Shareholder.

“ITA” means the Israeli Tax Authority.

“ITO” or the “Ordinance” means the Israeli Income Tax Ordinance (New Version), 5721-1961 and the rules, regulations, orders or procedures promulgated thereunder and any amendments thereto, including specifically the ITO Rules, all as may be amended from time to time.

“ITO Rules” means the Income Tax Rules (Tax Benefits in Share Issuance to Employees), 5763-2003.

“Non-Trustee Grant” means an Award granted to an Eligible 102 Holder pursuant to Section 102(c) of the ITO.

“Required Holding Period” means the requisite period prescribed by Section 102 and the ITO Rules, or such other period as may be required by the ITA, with respect to 102 Trustee Grants, during which an Award granted by the Company and the Share issued upon the exercise or vesting of the Awards must be held by the Trustee for the benefit of the Holder to whom it was granted. As of the Effective Date, the Required Holding Period for 102 Capital Gains Track Grants is 24 months from the date the Award is granted, provided that all the conditions set forth in Section 102 and related regulations have been fulfilled.

“Section 102” means the provisions of Section 102 of the ITO, as amended from time to time.

“Trustee” means a person or entity designated by the Board or the Committee to serve as a trustee and/or supervising trustee and approved by the ITA in accordance with the provisions of Section 102(a) of the ITO.

“Trust Agreement” means the agreement(s) between the Company and the Trustee regarding Award granted under this Appendix, as in effect from time to time.

3.	Types of Grants and Section 102 Election.

3.1    Grants of Awards made pursuant to Section 102, shall be made pursuant to either (a) Section 102(b)(2) or Section 102(b)(3) of the ITO as the case may be, as 102 Capital Gains Track Grants, or (b) Section 102(b)(1) of the ITO as 102 Earned Income Track Grants. The Company’s Election regarding the type of 102 Trustee Grant it elects to make shall be filed with the ITA before any grant is made pursuant to such Election in accordance with Section 102. Once the Company, or an entitled authorized person on its behalf has filed such Election, it may change the type of 102 Trustee Grant that it elects to make only after the lapse of at least 12 months from the end of the calendar year in which the first grant was made pursuant to the previous Election, in accordance with Section 102. For the avoidance of doubt, such Election shall not prevent the Company from granting Non-Trustee Grants to Eligible102 Holders at any time.

3.2    Eligible 102 Holders may receive only 102 Trustee Grants or Non-Trustee Grants under this Appendix. Holders who are not Eligible102 Holders may be granted only 3(i) Awards under this Appendix.

3.3    No new 102 Trustee Grants may be made effective pursuant to this Appendix until 30 days after the requisite filings required by the ITO and the ITO Rules documents with respect to the Trustee have been filed with the ITA.

3.4    The Award agreement or documents evidencing the Awards granted or Share issued pursuant to the Plan and this Appendix shall indicate whether the grant is a 102 Trustee Grant, a Non-Trustee Grant or a 3(i) Grant; and, if the grant is a 102 Trustee Grant, whether it is a 102 Capital Gains Track Grant or a 102 Earned Income Track Grant.

4.	Terms And Conditions of 102 Trustee Grants.

4.1    Each 102 Trustee Grant will be deemed granted on the date stated in the applicable Board or Committee resolution (as applicable), in accordance with the provisions of Section 102 and the Trust Agreement.

4.2    Each 102 Trustee Grant granted to an Eligible102 Holder shall be held by the Trustee and each certificate for Share acquired pursuant to a 102 Trustee Grant shall be issued to and registered in the name of a Trustee and shall be held in trust for the benefit of the Eligible 102 Holder for the Required Holding Period. After termination of the Required Holding Period, the Trustee may release such Award and any such Share, provided that (i) the Trustee has received an acknowledgment from the ITA that the Eligible102 Holder has paid any applicable tax due pursuant to the ITO; or (ii) the Trustee and/or the Company withhold any applicable tax due pursuant to the ITO. The Trustee shall not release any Award or Share issued thereunder and held by it prior to the full payment of the Eligible 102 Holder’s tax liabilities.

4.3    Each 102 Trustee Grant (whether a 102 Capital Gains Track Grant or a 102 Earned Income Track Grant, as applicable) shall be subject to the relevant terms of Section 102 and the ITO, which shall be deemed an integral part of the 102 Trustee Grant and shall prevail over any term contained in the Plan, this Appendix or any Award agreement that is not consistent therewith. Any provision of the ITO and any approvals by the ITA not expressly specified in this Appendix or any document evidencing a grant that are necessary to receive or maintain any tax benefit pursuant to Section 102 shall be binding on the Eligible102 Holder. The Trustee and the Eligible102 Holder granted a 102 Trustee Grant shall comply with the ITO, and the terms and conditions of the Trust Agreement entered into between the Company or any entitled person on its behalf and the Trustee. For avoidance of doubt, it is reiterated that compliance with the ITO specifically includes compliance with the ITO Rules. Further, the Eligible102 Holder agrees to execute any and all documents which the Company or the Trustee may reasonably determine to be necessary in order to comply with the provision of any applicable law, and, particularly, Section 102.

4.4    During the Required Holding Period, the Eligible102 Holder shall not require the Trustee to release or sell the Award and/or a Share received subsequently following any realization of rights derived from the Awards (including Share dividends) to the Eligible102 Holder or to a third party, unless permitted to do so by applicable law. Notwithstanding the foregoing, the Trustee may, pursuant to a written request and subject to applicable law, release and transfer such Share to a designated third party, provided that both of the following conditions have been fulfilled prior to such transfer: (i) all taxes required to be paid upon the release and transfer of the Awards have been withheld for transfer to the ITA; and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, the Plan, this Appendix, any applicable agreement and any applicable law. To avoid doubt, such sale or release during the Required Holding Period will result in different tax ramifications to the Eligible102 Holder under Section 102 of the ITO and the ITO Rules and/or any other regulations or orders or procedures promulgated thereunder, which shall apply to and shall be borne solely by such Eligible 102 Holder.

4.5    In the event a stock dividend is declared and/or additional rights are granted with respect to Stocks which were issued upon an exercise or vesting of Awards granted as 102 Trustee Grants, such dividend and/or rights shall also be subject to the provisions of this Section 4 and the Required Holding Period for such stock dividend and/or rights shall be measured from the commencement of the Required Holding Period for the Award with respect to which the dividend was declared and/or rights granted. In the event of a cash dividend on Award, the Trustee shall deduct all taxes and mandatory payments from the dividend proceeds in compliance with applicable withholding requirements before transferring the dividend proceeds to the Eligible102 Holder.

4.6    If an Award which is granted as a 102 Trustee Grant is exercised or vests during the Required Holding Period, the Share issued upon such exercise or vesting shall be issued in the name of the Trustee for the benefit of the Eligible102 Holder. If such Share is issued after the Required Holding Period has lapsed, the Share issued upon such exercise or vesting shall, at the election of the Eligible102 Holder, either (i) be issued in the name of the Trustee, or (ii) be transferred to the Eligible102 Holder directly, provided that the Eligible102 Holder first complies with all applicable provisions of the Plan, this Appendix and Section102 and pays all taxes which apply on the Share or to such transfer of Share.

4.7    To avoid doubt, notwithstanding anything to the contrary in the Plan, this Appendix and/or any Award agreement, no grant qualifying as a 102 Trustee Grant shall be substituted for payment in cash or any other form of consideration, including other Awards, in the absence of an explicit approval of the ITA in advance for such substitution.

5.	Assignability.

Subject to any other limitations of the Plan, as long as an Award is held by the Trustee on behalf of the Eligible102 Holder, all rights of the Eligible102 Holder over the Awards are personal, can not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

6.	Tax Consequences.

6.1    Any tax consequences arising from the grant or exercise or vesting of any Award, from the payment for Shares covered thereby, or from any other event or act (of the Company, and/or its Affiliates, and the Trustee or the Holder), hereunder, shall be borne solely by the Holder. The Company and/or its Affiliates, and/or the Trustee shall be entitled to withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Holder shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Holder. The Company or any of its Affiliates and the Trustee may make such provisions and take such steps as it may deem necessary or appropriate for the withholding of all taxes required by law to be withheld with respect to Awards granted under the Plan and this Appendix and the exercise or vesting or sale thereof, including, but not limited, to (i) deducting the amount so required to be withheld from any other amount then or thereafter payable to a Holder, and/or (ii) requiring a Holder to pay to the Company or any of its Affiliates the amount so required to be withheld as a condition of the issuance, delivery, distribution or release of any Share, and/or (iii) by causing the exercise of an Award and/or the sale of Share held by or on behalf of a Holder to cover such liability, up to the amount required to satisfy minimum statuary withholding requirements. In addition, the Holders will be required to pay any amount which exceeds the tax to be withheld and remitted to the tax authorities, pursuant to applicable tax laws, regulations and rules.

6.2    With respect to Non-Trustee Grants, if the Eligible102 Holder ceases to be employed by the Company or any Affiliate, the Eligible102 Holder shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Share to the satisfaction of the Company, all in accordance with the provisions of Section 102 of the ITO and the ITO Rules.

7.	Governing Law and Jurisdiction.

The Plan and all Awards granted thereunder are governed by the laws of [            ] as provided in section [18.13] of the Plan, excluding the principles of conflicts of laws thereof; provided, however, that all aspects of an Award which relate to Section 102 of the Ordinance, the rules and regulations promulgated thereunder, the Israeli Appendix, the Trust Agreement and/or Section 3(i) of the Ordinance, shall be governed by and interpreted in accordance with the laws of the State of Israel, without giving effect to the principles of the conflicts of laws thereof. All Awards shall be subject to the laws and requirements of the State of Israel and the terms and conditions on which an Award is granted are deemed modified to the extent necessary or advisable to comply with the applicable Israeli laws.

Annex D

Amendment to Certificate of Incorporation—Name Change

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

RESTORATION ROBOTICS, INC.

RESTORATION ROBOTICS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: The name of the Corporation is Restoration Robotics, Inc (the “Corporation”).

SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 22, 2002 under the name Restoration Robotics, Inc.

THIRD: The Board of Directors (the “Board”) of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

1. Article I of the Certificate of Incorporation, as presently in effect, of the Corporation is hereby amended and restated in its entirety as follows:

“ARTICLE I: The name of the Corporation is Venus Concept Inc. (the “Corporation”).”

FOURTH: Thereafter, pursuant to a resolution by the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of Section 211 and 242 of the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, RESTORATION ROBOTICS, INC. has caused this Certificate of Amendment to be signed by its duly authorized officer this day of    , 2019.

RESTORATION ROBOTICS, INC.

By:

Name:

Title:

D-1

Annex E

Amendment to Certificate of Incorporation—Name Change

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

RESTORATION ROBOTICS, INC.

RESTORATION ROBOTICS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: The name of the Corporation is Restoration Robotics, Inc. (the “Corporation”)

SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 22, 2002 under the name Restoration Robotics, Inc.

THIRD: The Board of Directors (the “Board”) of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

1. Article IV of the Certificate of Incorporation, as presently in effect, of the Corporation is hereby amended to add the following Section 3:

“Section 3. Effective at 5:00 p.m. Eastern time, on the date of filing of this Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), the shares of the Corporation’s Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time shall be combined into a smaller number of shares such that each five (5), six (6), seven (7), eight (8), nine (9), ten (10), eleven (11), twelve (12), thirteen (13), fourteen (14), fifteen (15) shares of issued and outstanding Common Stock immediately prior to the Effective Time are combined into one (1) validly issued, fully paid and nonassessable share of Common Stock, par value $0.0001 per share. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the combination, following the Effective Time (after taking into account all fractional shares of Common Stock otherwise issuable to such holder), shall be entitled to receive a cash payment equal to the fraction to which such holder would otherwise be entitled multiplied by the fair value of the Common Stock on the date of the Effective Time, as determined by the Board of Directors.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time), provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined.”

FOURTH: Thereafter, pursuant to a resolution by the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of Section 211 and 242 of the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the DGCL.

E-1

IN WITNESS WHEREOF, RESTORATION ROBOTICS, INC. has caused this Certificate of Amendment to be signed by its duly authorized officer this day of    , 2019.

RESTORATION ROBOTICS, INC.

By:

Name:

Title:

E-2

Annex F

March 15, 2019

The Board of Directors

Restoration Robotics, Inc.

128 Baytech Dr.

San Jose, CA 95134

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to Restoration Robotics, Inc., a Delaware corporation (“Restoration Robotics”), of the Merger Consideration (as defined below) proposed to be paid by Restoration Robotics pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Restoration Robotics, Radiant Merger Sub Ltd., a company organized under the laws of Israel and a direct, wholly-owned subsidiary of Restoration Robotics (“Merger Sub”), and Venus Concept Ltd., a company organized under the laws of Israel (“Venus Concept”). The Merger Agreement provides for the acquisition by Restoration Robotics of Venus Concept through the merger of Merger Sub with and into Venus Concept, with Venus Concept as the surviving entity of such merger (the “Merger”). By virtue of the Merger, each ordinary share and preferred share of Venus Concept issued and outstanding immediately prior to the effective time of the Merger (other than shares held by Venus Concept as treasury stock (dormant shares) or held directly by Restoration Robotics or Merger Sub) shall be converted into the right to receive from Restoration Robotics validly issued, fully paid and non-assessable shares of the common stock, $0.0001 par value per share (the “Restoration Robotics Common Stock”), equal to 8.6506. Such shares of Restoration Robotics Common Stock are referred to herein as the “Merger Consideration”. The Merger and the other transactions summarized above are collectively referred to herein as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

We have been engaged by Restoration Robotics to act as its financial advisor in connection with the proposed Transaction and we will receive a fee from Restoration Robotics for providing such services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Transaction. In addition, Restoration Robotics has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

SVB Leerink LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. We have, in the past, provided certain investment banking services to Venus Concept, but we did not receive any compensation for such services. In the ordinary course of business, we and our affiliates may, in the future, provide commercial and investment banking services to Restoration Robotics, Venus Concept or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of Venus Concept, Restoration Robotics or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Restoration Robotics and the proposed Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

F-1

The Board of Directors

Restoration Robotics, Inc.

March 15, 2019

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Merger Agreement, dated March 14, 2019; (ii) Restoration Robotics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as filed by Restoration Robotics with the Securities and Exchange Commission (the “SEC”) and a draft of Restoration Robotics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018 that Restoration Robotics proposed to file with the SEC; (iii) Restoration Robotics’ Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018, June 30, 2018 and September 30, 2018, as filed by Restoration Robotics with the SEC; (iv) certain Current Reports on Form 8-K, as filed by Restoration Robotics with, or furnished by Restoration Robotics to, the SEC; (v) certain publicly available research analyst reports for Restoration Robotics; (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Restoration Robotics, including certain financial forecasts, analyses and projections relating to Restoration Robotics prepared by management of Restoration Robotics furnished to us by Restoration Robotics (the “Restoration Robotics Forecasts” and, collectively, the “Restoration Robotics Internal Data”); and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Venus Concept, including certain financial forecasts, analyses and projections relating to Venus Concept prepared by management of Venus Concept furnished to us by Venus Concept (the “Venus Concept Forecasts” and, collectively, the “Venus Concept Internal Data”). We conducted discussions with members of the senior management and representatives of Restoration Robotics regarding their assessment of the Restoration Robotics Internal Data and the Venus Concept Internal Data and with members of the senior management and representatives of Venus Concept regarding their assessment of the Venus Concept Internal Data. In addition, we reviewed the historical trading prices and trading activity for the Restoration Robotics Common Stock. Furthermore, we reviewed (i) publicly available market capitalization data regarding companies in the medical device industry that we believed to be comparable in certain respects to Restoration Robotics and Venus Concept; (ii) publicly available financial terms of certain business combination transactions involving companies in the medical device industry that we believed to be comparable in certain respects to Restoration Robotics; and (iii) publicly available financial terms of certain initial public offerings involving companies in the medical device industry that we believed to be comparable in certain respects to Venus Concept. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Restoration Robotics Internal Data (including, without limitation, the Restoration Robotics Forecasts) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Restoration Robotics as to the matters covered thereby and that the Venus Concept Internal Data (including, without limitation, the Venus Concept Forecasts) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Venus Concept as to the matters covered thereby. We have relied, at your direction, on the Restoration Robotics Internal Data and the Venus Concept Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Restoration Robotics Internal Data or the Venus Concept Internal Data or the respective assumptions on which each is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Restoration Robotics or Venus Concept, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Restoration Robotics or Venus Concept. We have assumed, at your direction, that the final executed Merger Agreement will not differ in any respect material to our analysis or this opinion from the last draft of the Merger Agreement reviewed by us. We have also assumed,

F-2

The Board of Directors

Restoration Robotics, Inc.

March 15, 2019

at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of Restoration Robotics or Venus Concept, or their respective abilities to pay their obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, Restoration Robotics’ underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Restoration Robotics or in which Restoration Robotics might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Restoration Robotics of the Merger Consideration to be paid by Restoration Robotics pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Restoration Robotics or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Restoration Robotics or any other party, or class of such persons in connection with the Transaction, whether relative to the Merger Consideration to be paid by Restoration Robotics pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of Restoration Robotics as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Restoration Robotics (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by our Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by Restoration Robotics pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to Restoration Robotics.

Very truly yours,

/s/ SVB Leerink LLC

F-3

PART II

INFORMATION NOT REQUIRED IN PROXY

STATEMENT/PROSPECTUS

Item 20. Indemnification of Directors and Officers

Subsection (a) of Section 145 of the DGCL, or Section 145, empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Restoration Robotics’ certificate of incorporation contains provisions that eliminate, to the maximum extent permitted by the DGCL, the personal liability of directors and executive officers for monetary damages for breach of their fiduciary duties as a director or officer. Restoration Robotics’ certificate of incorporation and bylaws provide that Restoration Robotics shall indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the DGCL.

Restoration Robotics entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Restoration Robotics has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of Restoration Robotics against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Under the Merger Agreement, from the closing of the merger through the seventh anniversary of the closing, Restoration Robotics and the surviving corporation agree that all rights to indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of, each present and former director or officer, of Restoration Robotics or Venus Concept provided for in the respective organizational documents of Venus Concept and Restoration Robotics in effect as of March 15, 2019, the date of the Merger Agreement, shall continue to be honored and in full force and effect.

Under the Merger Agreement, the certificate of incorporation and Restoration Robotics Bylaws and the surviving corporation in the merger, will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Restoration Robotics and Venus Concept than are presently set forth in the certificate of incorporation and Restoration Robotics Bylaws and Venus Concept, as applicable, which provisions shall not be amended, modified or repealed for a period of seven years’ time from the closing of the merger in a manner that would materially and adversely affect the rights thereunder of individuals who, at or prior to the closing, were officers or directors of Restoration Robotics and Venus Concept.

The Merger Agreement also provides that Restoration Robotics shall purchase an insurance policy in effect for seven years from the closing, providing at least the same coverage as the current directors’ and officers’ liability insurance policies maintained by Venus Concept and Restoration Robotics and containing terms and conditions that are not materially less favorable to current and former officers and directors of Venus Concept and Restoration Robotics.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b) Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each filing of the Registrant’s annual report pursuant to Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15 (d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (a)(5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into this proxy statement/prospectus pursuant to Item 4 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

2.1	Agreement and Plan or Merger and Reorganization, dated March 15, 2019, by and among Restoration Robotics, Inc., Radiant Merger Sub Ltd., and Venus Concept Ltd. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (File No. 011-38238), filed on March 15, 2019).

3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-38238) filed on October 17, 2017).

3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.4 to the Registrant’s Current Report on Form 8-K (File No. 001-38238) filed on October 17, 2017).

4.1	Amended and Restated Investors’ Rights Agreement, dated February 7, 2013, by and among the Registrant and the investors listed therein, as amended (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration on Form S-1 (File No. 333-220303) filed on September 1, 2017).

4.2	Form of Warrant to Purchase Stock dated August 27, 2014, issued to National Securities Corporation (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration on Form S-1 (File No. 333-220303) filed on September 1, 2017).

4.3	Secured Promissory Note, dated May 19, 2015, by and between Oxford Finance LLC and the Registrant to purchase 276,224 shares of Series C Preferred Stock (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration on Form S-1 (File No. 333-220303) filed on September 1, 2017).

4.4	Secured Promissory Note, dated May 19, 2015, by and between Oxford Finance LLC and the Registrant to purchase 220,979 shares of Series C Preferred Stock (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

4.5	Secured Promissory Note, dated May 19, 2015, by and between Oxford Finance LLC and the Registrant to purchase 220,979 shares of Series C Preferred Stock (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

4.6	Secured Promissory Note, dated May 19, 2015, by and between Oxford Finance LLC and the Registrant to purchase 220,979 shares of Series C Preferred Stock (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

4.7	Secured Promissory Note, dated May 19, 2015, by and between Oxford Finance LLC and the Registrant to purchase 165,734 shares of Series C Preferred Stock (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

4.8	Form of New Common Stock Warrant issued to the Solar Lenders, dated November 2, 2018 (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 10-K (File No. 001-38238) filed on March 20, 2019).

4.9	Note Purchase Agreement, dated February 28, 2019, by and between the Registrant and the Note Investors named therein (incorporated by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 10-K (File No. 001-38238) filed on March 20, 2019).

4.10	Convertible Promissory Note, dated February 28, 2019, by and between the Registrant and Frederic Moll (incorporated by reference to Exhibit 4.12 to the Registrant’s Annual Report on Form 10-K (File No. 001-38238) filed on March 20, 2019).

EXHIBIT NUMBER	DESCRIPTION

4.11	Convertible Promissory Note, dated February 28, 2019, by and between the Registrant and Interwest Partners IX, LP (incorporated by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 10-K (File No. 001-38238) filed on March 20, 2019).

4.12*	Note Purchase Agreement, dated as of June 25, 2019, by and between Venus Concept, Ltd., Registrant, and the Note Investors named therein.

4.13*	Unsecured Senior Subordinated Convertible Promissory Notes, dated as of June 25, 2019, by and between Venus Concept, Ltd. and EW Healthcare Partners, L.P., Venus Concept, Ltd. and EW Healthcare Partners-A L.P., Venus Concept Ltd. and HealthQuest Partners II, L.P., and Venus Concept Ltd. and Longitude Venture Partners II, L.P.

4.14*	Subordinated Promissory Note, dated as of July 5, 2019, by and between Registrant and Venus Concept USA, Inc.

5.1^	Legal Opinion of Latham & Watkins LLP.

8.1*	Form of Legal Opinion of Reed Smith LLP regarding tax matters.

10.1	Manufacturing Agreement for Systems, dated March 1, 2016, by and between Evolve Manufacturing Technologies Inc. and the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

10.2	Manufacturing Agreement for Consumables, dated April 1, 2016, by and between Evolve Manufacturing Technologies Inc. and the Registrant (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

10.3	Component Pricing Agreement, dated August 1, 2016, by and between Evolve Manufacturing Technologies Inc. and the Registrant (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

10.4	First Amendment to Component Pricing Agreement, dated August 30, 2017, by and between Evolve Manufacturing Technologies Inc. and the Registrant (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

10.5	Lease Agreement, dated April 16, 2012, by and between Legacy Partners I San Jose, LLC and the Registrant (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

10.6	First Amendment to Lease Agreement, dated April 27, 2016, by and between G&I VIII Baytech LP and the Registrant and Tenant Estoppel Certificate, dated March 30, 2017, acknowledging Bridge III CA Alviso Tech Park, LLC as successor-in-interest to Landlord thereto (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

10.7†	License Agreement, dated July 25, 2006 by and between the Registrant, James A. Harris, M.D. and HSC Development LLC (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration on From S-1/A (File No. 333-220303) filed on September 22, 2017).

10.8†	First Amendment to License Agreement, dated January 5, 2009, by and between the Registrant, James A. Harris, M.D. and HSC Development LLC (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration on From S-1/A (File No. 333-220303) filed on September 22, 2017).

10.9†	Second Amendment to License Agreement, dated February 23, 2015, by and between the Registrant, James A. Harris, M.D. and HSC Development LLC (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration on From S-1/A (File No. 333-220303) filed on September 22, 2017).

10.10+	2005 Stock Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-220993) filed on October 17, 2017).

EXHIBIT NUMBER	DESCRIPTION

10.11+	Form of Notice of Stock Option Grant and Stock Option Agreement under 2005 Stock Plan (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

10.12+	Form of Notice of Stock Option Grant and Stock Option Agreement to International Optionees under 2005 Stock Plan (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

10.13+	2015 Equity Incentive Plan (incorporated by reference to Exhibit 99.4 to the Registrant’s Registration Statement on Form S-8 (File No. 333-220993) filed on October 17, 2017).

10.14+	Form of Stock Option Grant Notice and Stock Option Agreement under 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.23 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

10.15+	Form of Stock Purchase Right Grant Notice and Restricted Stock Purchase Agreement under 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.24 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

10.16+	2017 Incentive Award Plan (incorporated by reference to Exhibit 99.7 to the Registrant’s Registration Statement on Form S-8 (File No. 333-220993) filed on October 17, 2017).

10.17+	Form of Stock Option Grant Notice and Stock Option Agreement under the 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.26 to the Registrant’s Registration on From S-1/A (File No. 333-220303) filed on September 18, 2017).

10.18+	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.27 to the Registrant’s Registration on From S-1/A (File No. 333-220303) filed on September 18, 2017).

10.19+	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.28 to the Registrant’s Registration on From S-1/A (File No. 333-220303) filed on September 18, 2017).

10.20+	2017 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.11 to the Registrant’s Registration Statement on Form S-8 (File No. 333-220993) filed on October 17, 2017).

10.21+	Employment Agreement, dated September 21, 2016, by and between Ryan Rhodes and the Registrant (incorporated by reference to Exhibit 10.30 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

10.22+	Employment Letter Agreement, dated November 29, 2011, by and between Charlotte Holland and the Registrant (incorporated by reference to Exhibit 10.31 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

10.23+	Transition and Separation Agreement, dated April 1, 2016, by and between James W. McCollum and the Registrant (incorporated by reference to Exhibit 10.33 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

10.24+	Separation Letter Agreement, dated August, 3, 2016, by and between Lisa Edone and the Registrant (incorporated by reference to Exhibit 10.34 to the Registrant’s Registration on From S-1 (File No. 333-220303) filed on September 1, 2017).

10.25+	Employment Letter, dated December 1, 2017, by and between Mark Hair and the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-38238) filed on December 11, 2017).

EXHIBIT NUMBER	DESCRIPTION

10.26+	Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.35 to the Registrant’s Registration on From S-1/A (File No. 333-220303) filed on September 18, 2017).

10.27+	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.36 to the Registrant’s Registration on From S-1/A (File No. 333-220303) filed on September 18, 2017).

10.28†	Loan and Security Agreement, dated May 10, 2018, by and between the Registrant and Solar Capital Ltd. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 10, 2018).

10.29†	First Amendment to the Loan and Security Agreement, dated June 29, 2018, by and between the Registrant and Solar Capital Ltd. (incorporated by reference to Exhibit 10.30 to the Registrant’s Annual Report on Form 10-K (File No. 001-38238) filed on March 20, 2019).

10.30†	Second Amendment to the Loan and Security Agreement, dated November 2, 2018, by and between the Registrant and Solar Capital Ltd. (incorporated by reference to Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K (File No. 001-38238) filed on March 20, 2019).

10.31†	Third Amendment to the Loan and Security Agreement, dated February 13, 2019, by and between the Registrant and Solar Capital Ltd. (incorporated by reference to Exhibit 10.32 to the Registrant’s Annual Report on Form 10-K (File No. 001-38238) filed on March 20, 2019).

10.32	Form of Restoration Robotics Voting Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on March 15, 2019).

10.33	Form of Venus Concept Voting Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on March 15, 2019).

10.34	Form of Restoration Robotics Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on March 15, 2019).

10.35	Form of Venus Concept Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on March 15, 2019).

10.36	Equity Commitment Letter, dated as of March 15, 2019, by and between Restoration Robotics, Inc., Venus Concept Ltd. and the investors set forth therein (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on March 15, 2019).

10.37*	Fourth Amendment to the Loan and Security Agreement, dated June 14, 2019, by and between the Registrant and Solar Capital Ltd.

21.1	List of subsidiaries (incorporated by reference to exhibit 21.1 to the Registrant’s Annual Report on Form 10-K (File No. 001-38238) filed on March 20, 2019).

23.1*	Consent of Grant Thornton LLP, independent registered public accounting firm.

23.2*	Consent of Deloitte LLP, independent auditors.

24.1	Power of attorney (incorporated by reference to Exhibit 24.1 to the Registrant’s Registration Statement on Form S-4 (File No. 333-232000 filed on June 7, 2019).

99.1	Consent of Juliet Tammenoms Bakker to serve as director of Registrant (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-4 (File No. 333-232000) filed on June 7, 2019).

99.2	Consent of Scott Barry to serve as director of Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-4 (File No. 333-232000) filed on June 7, 2019).

EXHIBIT NUMBER	DESCRIPTION

99.3	Consent of Garheng Kong to serve as director of Registrant (incorporated by reference to Exhibit 99.3 to the Registrant’s Registration Statement on Form S-4 (File No. 333-232000) filed on June 7, 2019).

99.4	Consent of Louise Lacchin to serve as director of Registrant (incorporated by reference to Exhibit 99.4 to the Registrant’s Registration Statement on Form S-4 (File No. 333-232000) filed on June 7, 2019).

99.5	Consent of Fritz LaPorte to serve as director of Registrant (incorporated by reference to Exhibit 99.5 to the Registrant’s Registration Statement on Form S-4 (File No. 333-232000) filed on June 7, 2019).

99.6	Consent of Anthony Natale to serve as director of Registrant (incorporated by reference to Exhibit 99.6 to the Registrant’s Registration Statement on Form S-4 (File No. 333-232000) filed on June 7, 2019).

99.7	Consent of Domenic Serafino to serve as director of Registrant (incorporated by reference to Exhibit 99.7 to the Registrant’s Registration Statement on Form S-4 (File No. 333-232000) filed on June 7, 2019).

99.8*	Consent of SVB Leerink LLC.

*	Filed herewith.
†	Confidential treatment has been requested or granted as to certain portions, which portions have been omitted and filed separately with the SEC.
+	Indicates a management contract or compensatory plan or arrangement.
^	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of South San Francisco, State of California, on the 29th day of July, 2019.

Restoration Robotics, Inc.

By:	/s/ Ryan Rhodes
Name:	Ryan Rhodes
Title:	President, Chief Executive Officer and Director

Signature	Title	Date

* Ryan Rhodes	President, Chief Executive Officer and Director (Principal Executive Officer)	July 29, 2019

* Mark Hair	Chief Financial Officer (Principal Financial and Accounting Officer)	July 29, 2019

* Frederic Moll, M.D.	Chairman of the Board of Directors	July 29, 2019

* Jeffrey W. Bird, M.D., Ph.D.	Director	July 29, 2019

* Gil Kliman, M.D.	Director	July 29, 2019

* Keith Sullivan	Director	July 29, 2019

* Craig Taylor	Director	July 29, 2019

* Shelley Thunen	Director	July 29, 2019

*

Ryan Rhodes, by signing his name hereto, does hereby sign this Registration Statement on behalf of the above listed persons above whose name appears an asterisk, pursuant to powers of attorney duly executed by such persons and filed with the SEC pursuant to the Registrant’s Registration Statement on Form S-4 (File No. 333-232000) filed on June 7, 2019.

By:	/s/ Ryan Rhodes
Name:	Ryan Rhodes
Title:	President, Chief Executive Officer and Director